03057503

SEC MAIL PROCESSING RECEIVED MAY 02 2003 WASH. D.C. 184 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Alliant Energy Corporation	0000352541

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part	SEC File Number, if available
Alliant Energy Corporation 2002 Form U5S FOR 12-31-02	1-9894 30-306

Name of Person Filing the Document (If Other than the Registrant)

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, May 1, 2003.

Alliant Energy Corporation

By: ______________________
John E. Kratchmer
Vice President-Controller and Chief Accounting Officer

PROCESSED
MAY 05 2003
THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2002

Filed pursuant to the
Public Utility Holding Company Act of 1935 by

Alliant Energy Corporation

4902 N. Biltmore Lane
Madison, Wisconsin 53718-2132

(Name and address of each registered holding company in the system)

CONTENTS

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002

Name of Company	Number of Common Shares Owned by Direct Owner	Voting Power/ Ownership (C)	Issuer/Owner Book Value (in thousands)
Alliant Energy Corporation (Alliant Energy)			
Interstate Power and Light Company (IP&L) (f/k/a IES Utilities, Inc.)	13,370,788	100%	$886,669
Secured and Unsecured Debt			864,780
EnviroGas LP (A)	(*)	50%	580
IPL SPE LLC (f/k/a IESU SPE LLC)	(*)	100%	20
Alliant Energy SPE LLC (Remainder owned by WPL SPE LLC)	(*)	50%	10
Wisconsin Power and Light Company (WP&L)	13,236,601	100%	766,980
Secured and Unsecured Debt			524,100
South Beloit Water, Gas & Electric Company (South Beloit)	24,400	100%	39,590
American Transmission Company, LLC (ATC LLC) (Also owned by WPL Transco LLC and ATC Management Inc.)	(*)	--	393,502
Wisconsin River Power Company	46,800	50%	19,213
Wisconsin Valley Improvement Company	18,612	12%	1,793
WPL Transco LLC	(*)	100%	119,693
ATC LLC (Also owned by South Beloit and ATC Management Inc.)	(*)	26%	393,502
ATC Management Inc.	2,740	26%	111
ATC LLC (Also owned by South Beloit and WPL Transco LLC)	(*)	--	393,502
WPL SPE LLC	(*)	100%	20
Alliant Energy SPE LLC (Remainder owned by IPL SPE LLC)	(*)	50%	10
Alliant Energy Corporate Services, Inc. (Corporate Services)	100	100%	--
Alliant Energy Nuclear, LLC	(*)	100%	3,163
Nuclear Management Company, LLC	(*)	20%	15,813
Alliant Energy TransCo LLC (***)	(*)	100%	--
TRANSLink Development Company LLC (***)	(*)	16%	1,798
Distribution Vision 2010, LLC (***)	(*)	14%	--
Alliant Energy Resources, Inc. (Resources)	100	100%	180,634
Secured and Unsecured Debt			1,252,500
SmartEnergy, Inc.	7,925,278	95%	561
SmartEnergy Ventures, Inc. (**)	100	95%	--
AEG Worldwide, Inc. (f/k/a Alliant Energy Generation, Inc.)	100	100%	(4,334)
Alliant Energy Tallmadge Power Co., LLC (**)	(*)	100%	--
Tallmadge Generation Co., LLC (**)	(*)	50%	--
Alliant Energy Generation, Inc. (***)	100	100%	--
AEG Operations, LLC (***)	(*)	100%	--
AER Holding Company	100	100%	23,309
Escosul Ltda. (Remainder owned by International)	1 Quota	--	(1)
Alliant Holdco One S/A (Also owned by Holdings Brasil (**)(***)	1	--	--
Alliant Holdco Two S/A (Also owned by Holdings Brasil) (**) (***)	1	--	--
Alliant Holdco Three S/A (Also owned by Holdings Brasil) (**) (***)	1	--	--
Capital Square Financial Corporation (Cap. Square) (B)	200	100%	10,655
Apollo Tax Credit Fund XVII LP (A) (B)	(*)	100%	1,561
School House Apartments – Jefferson LLC (B)	(*)	100%	2,734

Name of Company	Number of Common Shares Owned by Direct Owner	Voting Power/ Ownership (C)	Issuer/Owner Book Value (in thousands)
LNT Communications LLC (LNT)	(*)	100%	93
Alliant Energy Holdings do Brasil Ltda. (Holdings Brasil) (Also owned by Alliant Energy International, Inc. (International) and Grandelight Holding Ltd. (Grandelight))	201 Quotas	--	216,854
Refer to International for additional investments of Holdings Brasil.			
Whiting Petroleum Corporation (Whiting) (B)	1,000	100%	125,797
Secured and Unsecured Debt			185,000
Whiting Programs, Inc. (B)	100	100%	35,601
Whiting - Golden Gas Production Company (B)	4,500	100%	16,612
WOK Acquisition Company (**) (B)	1,000	100%	--
Alliant Energy Integrated Services Company (ISCO)	100	100%	12,992
Secured and Unsecured Debt			22
Industrial Energy Applications, Inc. (IEA)	100,000	100%	6,525
BFC Gas Company LLC	(*)	60%	3,019
Energys, Inc.	10	100%	(51)
RMT, Inc. (RMT)	100	100%	23,078
RMT North Carolina, Inc.	1,000	100%	--
RMT, Inc., Michigan	100	100%	--
RMT International, Inc.	1,000	100%	--
Heartland Energy Group, Inc. (HEG)	1,000	100%	6,480
Industrial Energy Applications Delaware, Inc. (IEA Delaware)	1	100%	6,853
Bastian Bay Pipeline, LP (Bastian Bay) (Also owned by Alliant Energy Field Services, LLC (Field Services)) (A)	(*)	90%	189
Oak Hill Pipeline LP (A)	(*)	99%	11,003
Alliant South Texas Pipeline, LP (South Texas) (Also owned by Field Services) (A)	(*)	98%	9,425
Alliant Energy Desdemona, LP (Desdemona) (Also owned by Field Services) (A)	(*)	99%	3,927
NG Energy Trading, LLC	(*)	51%	5,785
Field Services	(*)	100%	(554)
Desdemona (Also owned by IEA Delaware) (A)	(*)	--	3,927
Bastian Bay (Also owned by IEA Delaware) (A)	(*)	--	189
South Texas (Also owned by IEA Delaware) (A)	(*)	--	9,425
Alliant Energy Integrated Services-Energy Management LLC	(*)	100%	(8,498)
Alliant Energy Integrated Services-Energy Solutions LLC	(*)	100%	(2,204)
Schedin & Associates, Inc. (**)	100	100%	--
SVBK Consulting Group, Inc. (**)	8,120	100%	--
Energy Performance Services, Inc.	10,000,000	100%	(1,325)
Cogenex Corporation (Cogenex)	1,000	100%	(3,101)
APS Cogenex LLC	(*)	50%	3,413
Energy Capital and Services I, LP (A)	(*)	100%	8,929
Energy Capital and Services II, LP (A)	(*)	100%	7,004
Cogenex West Corporation	10,000	100%	2,387
EUA Cogenex-Canada Inc.	100	100%	911
EUA Cogenex-Canada Energy Services, Inc.	100	100%	911
AGRA Cogenex Joint Venture	(*)	50%	911
Northeast Energy Management, Inc.	10,000	100%	4,367
Alliant Energy Synfuel LLC (***)	(*)	100%	2,014
Kaufman & Broad-Nexgen LLC (***)	(*)	24%	24,501
West Virginia Synfuel LP (***) (A)	(*)	24%	24,519
Alpha Synfuel LLC (***)	(*)	24%	24,519
New River Synfuel LLC (***)	(*)	21%	17,335

Name of Company	Number of Common Shares Owned by Direct Owner	Voting Power/ Ownership (C)	Issuer/Owner Book Value (in thousands)
Alliant Energy Transportation, Inc. (Transportation)	1,000	100%	32,381
Secured and Unsecured Debt			1,211
IEI Barge Services, Inc. (Barge)	236	100%	9,215
Transfer Services, Inc. (Transfer)	1,000	100%	275
Williams Bulk Transfer Inc. (Williams)	100	100%	(706)
Cedar Rapids and Iowa City Railway Company (CRANDIC)	1,000	100%	23,251
Heartland Rail Corporation	2,000	16%	20,029
Alliant Energy Investments, Inc. (Investments)	1,100	100%	317,308
AEI Holding Company	100	100%	4
Iowa Land and Building Company (Iowa Land)	2,000	100%	6,996
Prairie Ridge Business Park, L.C.	(*)	70%	1,143
Blairs Ferry LP (A)	(*)	83%	428
2001 Development Corporation	450,000	55%	10,179
3001 LLC	(*)	27%	3,056
OSADA I LP (A)	(*)	34%	2,599
Village Lakeshares, LP (A)	(*)	100%	374
Heartland Energy Services, Inc.	700	100%	(217)
ReGENco LLC	(*)	30%	2,761
Heartland Properties, Inc. (HPI) (B)	1,000	100%	51,292
Secured and Unsecured Debt			106,993
Indiana Housing Equity Fund, LP (A) (B)	(*)	18%	686
Heartland Properties Equity Investment Fund IV, LLC (B)	(*)	10%	16,429
The Heartland-NML Investment Fund, LLC (B)	(*)	10%	5,558
641 West Main Street LP (A) (B)	(*)	70%	1,231
Janesville Jeffris Flats Affordable Housing LP (A) (B)	(*)	50%	373
Atlantic-Sundance Apartments, LP (Sundance) (Also owned by Investments) (A) (B)	(*)	--	1,183
Wagon Wheel LP (Wagon Wheel) (Also owned by Investments) (A) (B)	(*)	--	745
Countryside of Clinton Associates, LP (Countryside) (Also owned by Investments) (A) (B)	(*)	--	1,267
Meadow Wood Associates of Carroll Phase II, LP (Meadow Wood) (Also owned by Investments) (A) (B)	(*)	--	1,000
Fort Madison IHA Senior Housing LP (Fort Madison I) (Also owned by Investments) (A) (B)	(*)	--	462
Fort Madison IHA II Senior Housing LP (Fort Madison II) (Also owned by Investments) (A) (B)	(*)	--	408
Maquoketa IHA Senior Housing LP (Maquoketa) (Also owned by Investments) (A) (B)	(*)	--	521
Knoxville IHA Senior Housing LP (Knoxville) (Also owned by Investments) (A) (B)	(*)	--	525
MDI LP #47 (MDI) (Also owned by Investments) (A) (B)	(*)	--	2,774
Pickerel Park Associates LP (Pickerel Park) (Also owned by Investments) (A) (B)	(*)	--	1,176
Keokuk Senior Housing LP (Keokuk) (Also owned by Investments) (A) (B)	(*)	--	567
Carroll IHA Senior Housing LP (Carroll IHA) (Also owned by Investments) (A) (B)	(*)	--	544
Decorah Woolen Mills, LP (Decorah) (***) (A) (B)	(*)	--	(15)
Van Allen, LP (***) (A) (B)	(*)	--	676
VFH, LLLP (***) (A) (B)	(*)	--	--
Scott Meadows Senior Housing LP (Scott Meadows) (Also owned by Investments) (A) (B)	(*)	--	--
Sundance (Also owned by HPI) (A) (B)	(*)	100%	1,183
Wagon Wheel (Also owned by HPI) (A) (B)	(*)	99%	745
Countryside (Also owned by HPI) (A) (B)	(*)	100%	1,267
Meadow Wood (Also owned by HPI) (A) (B)	(*)	100%	1,000
Fort Madison I (Also owned by HPI) (A) (B)	(*)	99%	462

Name of Company	Number of Common Shares Owned by Direct Owner	Voting Power/ Ownership (C)	Issuer/Owner Book Value (in thousands)
Fort Madison II (Also owned by HPI) (A) (B)	(*)	99%	408
Maquoketa (Also owned by HPI) (A) (B)	(*)	99%	521
Knoxville (Also owned by HPI) (A) (B)	(*)	99%	525
MDI (Also owned by HPI) (A) (B)	(*)	100%	2,774
Pickerel Park (Also owned by HPI) (A) (B)	(*)	100%	1,176
Keokuk (Also owned by HPI) (A) (B)	(*)	99%	567
Carroll IHA (Also owned by HPI) (A) (B)	(*)	99%	544
Decorah (Also owned by HPI and Investments) (***) (A) (B)	(*)	100%	(15)
Van Allen, L.P. (Also owned by HPI and Investments) (***) (A) (B)	(*)	100%	676
VFH, LLLP (Also owned by HPI and Investments) (***) (A) (B)	(*)	100%	--
Scott Meadows (Also owned by HPI) (A) (B)	(*)	100%	--
International	1,000	100%	(212,268)
Secured and Unsecured Debt			154,445
Alliant Energy Finance Holdings Pty. Ltd. (Finance Holdings) (B)	1,020	100%	66,931
Alliant Energy Finance (No. 1) Pty. Ltd. (Finance No. 1) (B)	10	100%	--
Alliant Energy Finance Holdings Partnership (Also owned by Finance Holdings) (B)	(*)	1%	977
Alliant Energy Finance (No. 2) Pty. Ltd. (Finance No. 2) (B)	10	100%	977
Alliant Energy Finance Partnership (Also owned by Alliant Energy Finance Holdings Partnership) (B)	(*)	1%	--
Alliant Energy Finance Holdings Partnership (Also owned by Finance No. 1) (B)	(*)	99%	977
Alliant Energy Finance Partnership (Also owned by Finance No. 2) (B)	(*)	99%	--
Escosul Ltda. (Also owned by Resources)	999 Quotas	100%	(1)
Alliant Holdco One S/A (Also owned by Holdings Brasil) (**) (***)	1	--	--
Alliant Holdco Two S/A (Also owned by Holdings Brasil) (**) (***)	1	--	--
Alliant Holdco Three S/A (Also owned by Holdings Brasil) (**) (***)	1	--	--
Interstate Energy Corporation PTE Ltd. (IEC PTE)	25,000	100%	42,433
Jiaxing JIES Heat & Power Co. Ltd. (Foreign Utility Company (FUCO))	Registered Capital	50%	25,503
Tongxiang TIES Power & Heat Co. Ltd. (FUCO)	Registered Capital	30%	24,367
Anhui New Energy Heat & Power Co. Ltd. (Bengbu) (FUCO)	Registered Capital	64%	22,265
Holdings Brasil (Also owned by Resources and Grandelight)	691,609,535 Quotas	80%	216,854
Pbpart - SE 1 S.A. (Pbpart SE 1) (Also owned by Empresa Energetica de Sergipe S.A. (Energipe))	78,556,282	50%	43,345
Pbpart - SE 2 Ltda. (Pbpart SE 2)	997	50%	(1,004)
Sociedade Anonima de Eletrificacao da Paraiba S.A. (Saelpa) (FUCO)	604,680,777	49%	35,556
Usina Termeletrica de Juiz de Fora S.A. (Usina Termeletrica) (Also owned by Catleo Energia S.A. (Catleo)) (FUCO)	12,749,997	50%	56
TermoSergipe S.A. (Also owned by Energisa S.A.)	289,999	29%	282
Companhia Forca e Luz Cataguazes - Leopoldina (Cataguazes) (Also owned by Gipar S.A.) (FUCO)	10,492,261,614	22%	81,450
Teleacabo S.A.	9,477	20%	75
Companhia de Eletricidade de Nova Friburgo S.A. (CENF) (FUCO)	57,509,438	15%	11,334
MCL Cabo S.A.	14,050	20%	20
Energisa Telecom Ltda.	9,999	22%	2
Multipar S.A. (Also owned by Multiagro Agropecuaria Com. e Ind. Ltda.	3,531,448	22%	169
Multiagro	924,928	7%	345
Teleserv S.A.	37,977	21%	(425)
Multiagro	3,700,085	14%	345
Multipar S.A. (Also owned by Cataguazes)	1,400	--	169

Name of Company	Number of Common Shares Owned by Direct Owner	Voting Power/ Ownership (C)	Issuer/Owner Book Value (in thousands)
Catleo (FUCO)	13,149,996	22%	11,412
Usina Termeletrica (Also owned by Holdings Brasil) (FUCO)	12,749,997	11%	56
Energisa S.A. (Also owned by Holdings Brasil)	18,990,574	11%	119,118
Celbpar S.A.	99	11%	--
Cenfpar S.A.	99	11%	--
Saelpapar S.A.	99	11%	--
TermoSergipe S.A. (Also owned by Holdings Brasil)	509,997	6%	282
Energipe (FUCO)	42,179	11%	187,317
Pbpart S.A. (Pbpart)	26,799,999	11%	5,653
Companhia Energetica da Borborema S.A. (CELB) (FUCO)	93,695	11%	3,082
Pbpart SE 1 (Also owned by Holdings Brasil)	78,871,135	5%	43,345
Pbpart SE 2	997	5%	(1,004)
Saelpa (FUCO)	604,680,777	5%	35,556
Energisapar S/A (***)	999	11%	--
Energisa S.A. (Also owned by Cataguazes)	17,301,961	46%	119,118
Celbpar S.A.	99	46%	--
Cenfpar S.A.	99	46%	--
Saelpapar S.A.	99	46%	--
TermoSergipe S.A. (Also owned by Holdings Brasil)	509,997	23%	282
Energipe (FUCO)	42,179	45%	187,317
Pbpart	26,799,999	45%	5,653
CELB (FUCO)	93,695	45%	3,082
Pbpart SE 1 (Also owned by Holdings Brasil)	78,871,135	23%	43,345
Pbpart SE 2	997	23%	(1,004)
Saelpa (FUCO)	604,680,777	22%	35,556
Energisapar S/A (***)	999	46%	--
Gipar S.A.	12,384,231,000	50%	16,486
Cataguazes (Also owned by Holdings Brasil) (FUCO)	24,818,100,000	25%	81,450
Teleacabo S.A.	9,477	24%	75
Multiagro	3,700,085	17%	345
Multipar S.A. (Also owned by Cataguazes)	1,400	--	169
CENF (FUCO)	57,509,438	18%	11,334
MCL Cabo S.A.	14,050	24%	20
Energisa Telecom Ltda.	9,999	25%	2
Multipar S.A. (Also owned by Multiagro)	3,531,448	25%	169
Multiagro	924,928	8%	345
Teleserv S.A.	37,977	25%	(425)
Catleo (FUCO)	13,149,996	25%	11,412
Usina Termeletrica (Also owned by Holdings Brasil) (FUCO)	12,749,997	13%	56
Energisa S.A. (Also owned by Holdings Brasil)	18,990,574	13%	119,118
Celbpar S.A.	99	13%	--
Cenfpar S.A.	99	13%	--
Saelpapar S.A.	99	13%	--
TermoSergipe S.A. (Also owned by Holdings Brasil)	509,997	6%	282
Energipe (FUCO)	42,179	13%	187,317
Pbpart	26,799,999	13%	5,653
CELB (FUCO)	93,695	13%	3,082
Pbpart SE 1 (Also owned by Holdings Brasil)	78,871,135	6%	43,345
Pbpart SE 2	997	6%	(1,004)
Saelpa (FUCO)	604,680,777	6%	35,556
Energisapar S/A (***)	999	13%	--
Alliant Holdco One S/A (Also owned by Escosul Ltda.) (**) (***)	999	100%	--
Alliant Holdco Two S/A (Also owned by Escosul Ltda.) (**) (***)	999	100%	--

Name of Company	Number of Common Shares Owned by Direct Owner	Voting Power/ Ownership (C)	Issuer/Owner Book Value (in thousands)
Alliant Holdco Three S/A (Also owned by Escosul Ltda.) (**) (***)	999	100%	--
Alliant International New Zealand Ltd. (New Zealand)	24,858,503	100%	86,149
Te Maunga Power Ltd. (Also owned by Infratil Ltd. (Infratil))	1	50%	--
TrustPower Ltd. (Also owned by Infratil) (FUCO)	37,410,223	20%	319,314
Infratil Ltd. (FUCO)	17,271,200	9%	224,263
TrustPower Ltd. (Also owned by New Zealand) (FUCO)	55,372,471	3%	319,314
Te Maunga Power Ltd. (Also owned by New Zealand)	1	5%	--
Alliant Energy Australia Pty. Ltd. (B)	32,134,439	100%	35,837
Alliant Energy Southern Hydro Australia Pty. Ltd. (AE Southern Hydro) (B)	13,790,168	100%	13,523
Southern Hydro Partnership (Also owned by Alliant Energy Hydro Pty. Ltd. (AE Hydro) and Alliant Energy Hydro No. 2 Pty. Ltd.) (FUCO) (B)	(*)	20%	106,355
Alliant Energy Hydro Holdings Pty. Ltd. (***) (B)	100	100%	36,298
Alliant Energy Hydro No. 2 Pty. Ltd. (***) (B)	100	100%	30,553
Southern Hydro Partnership (Also owned by AE Southern Hydro and AE Hydro) (FUCO) (B)	(*)	30%	106,355
AE Hydro (B)	100	100%	106,355
Southern Hydro Partnership (Also owned by AE Southern Hydro and Alliant Energy Hydro No. 2 Pty. Ltd.) (FUCO) (B)	(*)	50%	106,355
Southern Hydro Operations Pty. Ltd. (B)	(*)	100%	--
Southern Hydro Maintenance Services Pty. Ltd. (B)	(*)	100%	--
Grandelight Holding Ltd.	99,900	100%	115,183
Peak Pacific Investment Co. Ltd. (PPIC)	118,356,618	94%	174,210
Ocean Peak Pte. Ltd. (**)	2	94%	--
Zouping Peak Pte. Ltd.	2	94%	--
Zouping Peak CHP Co. Ltd. (FUCO)	Registered Capital	65%	19,339
Luannan Peak Pte. Ltd.	2	94%	--
Pan-Western Energy Corporation LLC (Pan-Western)	Registered Capital	93%	1,921
Tangshan Peak Heat & Power Co., Ltd. (***) (FUCO)	Registered Capital	81%	10,931
Peak Xin Wen Pte. Ltd. (***)	Registered Capital	94%	7,997
Tai An Hua Feng Peak Heat and Power Co. Ltd. (***) (FUCO)	Registered Capital	75%	--
Wuan Peak Pte. Ltd.	2	94%	--
Hebei Wuan Peak Heat and Power Co. Ltd. (FUCO)	Registered Capital	84%	9,367
Peak Pacific (China) Investment Company Ltd. (***)	100	94%	--
Shijiazhuang Chengfeng Cogeneration Co. Ltd. (FUCO)	Registered Capital	94%	9,791
Jinan Peak Pte. Ltd. (**)	2	94%	--
Gongyi Peak Pte. Ltd. (Gongyi)	2	94%	23,503
Henan Anfeng Electric Power Co. Ltd. (FUCO)	Registered Capital	65%	11,335
Henan Yongfeng Electric Power Co. Ltd. (FUCO)	Registered Capital	65%	12,168
Peak Pacific Investment Co. (Labuan) BHD	3	94%	3,048
T2 Education Pte Ltd. (***)	Registered Capital	94%	52
Singapore Peak Pingdingshan Pte. Ltd. (f/k/a Meishan Peak Pte. Ltd.)	Registered Capital	94%	--
Holdings Brasil (Also owned by International and Resources)	174,000,000	20%	216,854
Refer to International for additional investments of Holdings Brasil.			
Alliant Energy de Mexico, S. de R.L. de C.V. (Also owned by Alliant Energy de Mexico LLC)	2,999 Participation Units	100%	--
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Also owned by Alliant Energy de Mexico LLC) (FUCO) (**)	2,999 Participation Units	100%	--
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Also owned by Alliant Energy de Mexico LLC) (FUCO) (**)	2,999 Participation Units	100%	--
Alliant Energy de Mexico LLC	(*)	100%	--
Alliant Energy de Mexico, S. de R.L. de C.V. (Remainder owned by International)	1 Participation Unit	--	--
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Remainder owned by Alliant Energy de Mexico, S. de R.L. de C.V.) (FUCO) (**)	1 Participation Unit	--	--

Name of Company	Number of Common Shares Owned by Direct Owner	Voting Power/ Ownership (C)	Issuer/Owner Book Value (in thousands)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Remainder owned by Alliant Energy de Mexico, S. de R.L. de C.V.) (FUCO) (**)	1 Participation Unit	--	--
Alliant Energy Renewable Resources Ltd. (AERR) (FUCO)	120	100%	--

* Noncorporate subsidiaries (Partnerships, joint ventures, limited partnerships (LP), limited liability companies (LLC), etc.)
** Inactive
*** Subsidiaries added during the year ended December 31, 2002 (described below):

Name of Company	Jurisdiction	Date of Organization	Date of Acquisition	Description of Business
Alliant Energy TransCo LLC	Iowa	5/21/02	5/21/02	Intermediary subsidiary.
Alliant Energy Generation, Inc.	Wisconsin	12/19/02	12/19/02	Intermediary subsidiary.
AEG Operations, LLC	Wisconsin	12/27/02	12/27/02	Holding company.
Alliant Energy Synfuel LLC	Iowa	4/11/02	4/11/02	Intermediary subsidiary.
Kaufman & Broad-Nexgen LLC	Delaware	8/16/99	5/2/02	Intermediary subsidiary.
West Virginia Synfuel LP	Delaware	5/2/02	5/2/02	Intermediary subsidiary.
Alpha Synfuel LLC	Delaware	5/2/02	5/2/02	Intermediary subsidiary.
New River Synfuel LLC	Colorado	10/14/99	5/2/02	Rule 58 energy-related company.
VFH, LLLP	Iowa	12/26/01	8/25/02	Investment in affordable housing project.
Decorah Woolen Mills, LP	Iowa	9/6/01	1/30/02	Investment in affordable housing project.
Van Allen, L.P.	Iowa	12/20/02	12/20/02	Investment in affordable housing project.
Energisapar S/A	Brazil	2/8/02	2/8/02	Consulting firm.
Alliant Holdco One S/A	Brazil	6/25/02	6/25/02	Intermediary subsidiary.
Alliant Holdco Two S/A	Brazil	3/1/02	3/1/02	Intermediary subsidiary.
Alliant Holdco Three S/A	Brazil	3/1/02	3/1/02	Intermdiary subsidiary.
Alliant Energy Hydro Holdings Pty. Ltd.	Australia	3/5/02	3/5/02	Holding company.
Alliant Energy Hydro No. 2 Pty. Ltd	Australia	3/5/02	3/5/02	Holding company.
Tangshan Peak Heat & Power Co., Ltd.	China	11/7/02	11/7/02	Holding company.
Peak Xin Wen Pte. Ltd	Singapore	5/25/02	5/25/02	Intermediary subsidiary.
Tai An Hua Feng Peak Heat and Power Co. Ltd.	China	10/24/02	11/28/02	FUCO
Peak Pacific (China) Investment Company Ltd.	China	10/10/02	10/10/02	Intermediary subsidiary.
TRANSLink Development Company LLC	Delaware	6/7/02	6/7/02	Rule 58 energy-related company.
Distribution Vision 2010, LLC	Delaware	10/2/01	12/19/02	Rule 58 energy-related company.
T2 Education Pte Ltd	Singapore	10/10/01	1/1/02	Holding company.

(A) Identification of Partners for Limited Partnerships

Company Name	General Partner	Limited Partner
EnviroGas LP	David S. O'Neill	IP&L
Bastian Bay	Field Services	IEA Delaware
Oak Hill Pipeline LP	Polo Energy Corporation	IEA Delaware
South Texas	Field Services	IEA Delaware ; OGS Pipeline, LLC
Desdemona	Field Services	IEA Delaware; OGS Pipeline, LLC
Energy Capital and Services I, LP	Cogenex	Cogenex; E.I. Fund One, Inc.
Energy Capital and Services II, LP	Cogenex	Cogenex; E.I. Fund One, Inc.

Company Name	General Partner	Limited Partner
West Virginia Synfuel LP	Charleston Capital Corporation	Kaufman & Broad-Nexgen LLC
Blairs Ferry LP	MidAmerica Housing Partnership	Investments
OSADA I LP	MidAmerica Housing Partnership	Investments
Village Lakeshares, LP	Investments	Investments
Indiana Housing Equity Fund, LP	The Indiana Equity Fund, Inc	Banc One CDC; Federal National Mortgage Association; HPI; National City Bank, CDA; NDB Bank; Key Community Development
Apollo Tax Credit Fund XVII LP	Apollo Housing II LLC	Cap. Square
641 West Main Street LP	Madison Mutual Housing Association	HAH-Madison Main Street LLC; Banc One CDC
Janesville Jeffris Flats Affordable Housing LP	Heartland Affordable Housing	Banc One CDC
Sundance	Cohen-Esrey Housing Partner, LLC	Heartland Special Limited, Inc.; Investments
Wagon Wheel	Burns & Burns, L.C.	Heartland Special Limited, Inc.; Investments
Countryside	James F. Levy & Newbury Development Co.	Heartland Special Limited, Inc.; Investments
Meadow Wood	James F. Levy & Newbury Development Co.	Heartland Special Limited, Inc.; Investments
Fort Madison I	Burns & Burns, L.C.	Heartland Special Limited, Inc.; Investments
Fort Madison II	Burns & Burns, L.C.	Heartland Special Limited, Inc.; Investments
Maquoketa	Burns & Burns, L.C.	Heartland Special Limited, Inc.; Investments
Knoxville	Burns & Burns, L.C.	Heartland Special Limited, Inc.; Investments
MDI	MetroPlains Properties, Inc.	Heartland Special Limited, Inc.; Investments
Pickerel Park	James F. Levy & Newbury Development Co.	Heartland Special Limited, Inc.; Investments
Keokuk	Burns & Burns, L.C.	Heartland Special Limited, Inc.; Investments
Carroll IHA	Burns & Burns, L.C.	Heartland Special Limited, Inc.; Investments
Decorah	Northeast Iowa Community Action Corp.	Heartland Special Limited, Inc.; Investments
Van Allen, LP	Community Housing Initiatives, Inc.	Heartland Special Limited, Inc.; Investments
VFH, LLLP	Vera French Manor, Inc.	Heartland Special Limited, Inc.; Investments
Scott Meadows	Marion Churches Senior Living Community Foundation, Inc.	Heartland Special Limited, Inc.; Investments

(B) At December 31, 2002, Alliant Energy's oil and gas (Whiting), Australian (including Southern Hydro) and affordable housing businesses have been classified as held for sale.

(C) The voting power/ownership amounts above represent Alliant Energy's direct and indirect ownership in the voting securities of each system company, however this amount may not equal the amount of voting interest in each system company that Alliant Energy controls.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

Information concerning acquisitions or sales of utility assets by System companies not reported in a certificate filed pursuant to Rule 24 is as follows:

None.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

Name of Issuer and Title of Issue	Name of Company Issuing or Selling Securities	Principal Amount or Stated Value Issued and Sold	Date of Transaction	Proceeds Before Issuance Expenses	Commission Authorization
Resources Senior Notes, 9.75%, due 2013	Resources	$300,000,000	12/26/02	$300,000,000	Rule 52
IPL Series A Cumulative Preferred Stock, 8.375%	IPL	150,000,000	12/20/02	150,000,000	Rule 52
Whiting Bank One, NA, 3.63%, due 12/2005	Whiting	185,000,000	12/20/02	185,000,000	Rule 52
Alliant Energy Finance Holdings Unisuper – Vendor Finance, 9.99%, due 2/2005	Alliant Energy Finance Holdings	29,234,592	03/01/02	29,234,592	Rule 52
Alliant Energy Australia Pty Ltd. Mezzanine Notes, 11.34%, due 6/2005	Alliant Energy Australia Pty Ltd.	15,047,359	03/01/02	15,047,359	Rule 52
Alliant Energy Australia Pty Ltd. Senior Notes, 8.39%, due 12/2013	Alliant Energy Australia Pty Ltd.	105,227,300	03/01/02	105,227,300	Rule 52
Peak Pacific Investment Company, Ltd. Loan Payable – Zhending, 6.96%, due 5/2007	Peak Pacific Investment Company, Ltd.	3,623,188	05/31/02	3,623,188	Rule 52
Alliant Energy Australia Pty Ltd. Subordinate Debt, 6.64%, due 12/2002	Alliant Energy Australia Pty Ltd.	15,152,400	03/01/02	15,152,400	Rule 52
BFC Gas Company, LC Skidloader Loan – NHCC, 5.95%, due 11/2005	BFC Gas Company, LC	22,668	11/15/02	21,500	Rule 52
HPI Anchor Construction Note, 5.5%, due 10/2003	HPI Reedsburg	994,926	4/2/02	994,926	Rule 52
HPI WHEDA, 4.75%, due 8/2021	HPI Reedsburg	360,000	4/2/02	360,000	Rule 52
HPI WHEDA, 0%, due 8/2021	HPI Reedsburg	96,794	4/2/02	96,794	Rule 52
HPI	HPI	120,000	4/2/02	120,000	Rule 52

Name of Issuer and Title of Issue	Name of Company Issuing or Selling Securities	Principal Amount or Stated Value Issued and Sold	Date of Transaction	Proceeds Before Issuance Expenses	Commission Authorization
HOME Funds, 3%, due 6/2032	Reedsburg				
HPI Reedsburg TIF, 0%, due 8/2031	HPI Reedsburg	170,000	4/2/02	170,000	Rule 52
HPI HOME Funds, 3%, due 10/2016	HPI Montello	420,088	4/2/02	420,088	Rule 52
HPI JP Morgan, 7.32%, due 5/2017	HPI Sun Prairie - Sunwood	2,100,000	4/2/02	2,100,000	Rule 52
Carroll IHA USDA, 1%, due 2/2032	Carroll IHA	350,000	4/2/02	350,000	Rule 52
Carroll IHA IDED, 1%, due 11/2022	Carroll IHA	599,976	11/30/02	599,976	Rule 52
Knoxville Hills Bank, 7.95%, due 8/2011	Knoxville	17,366	5/31/02	17,366	Rule 52
Keokuk USDA, 1%, due 2/2032	Keokuk	375,000	5/31/02	375,000	Rule 52
Keokuk IDED, 1%, due 11/2022	Keokuk	599,976	11/30/02	599,976	Rule 52
MDI IHC Loan, 0%, due 6/2032	MDI	190,000	12/30/02	190,000	Rule 52
MDI CDBG Loan, 0%, due 7/2022	MDI	165,000	12/30/02	165,000	Rule 52
MDI City of Dubuque, 0%, due 7/2032	MDI	180,000	12/30/02	180,000	Rule 52
MDI TIF Financing, 3%, due 6/2012	MDI	220,000	5/31/02	220,000	Rule 52
Decorah Community First National Bank, 7%, due 4/2003	Decorah	1,115,000	6/15/02	1,115,000	Rule 52
Decorah HOME Loan, 1%, due 8/2023	Decorah	330,000	12/30/02	330,000	Rule 52

Name of Issuer and Title of Issue	Name of Company Issuing or Selling Securities	Principal Amount or Stated Value Issued and Sold	Date of Transaction	Proceeds Before Issuance Expenses	Commission Authorization
Decorah Federal Home Loan Bank's AHP, 1%, due 1/2018	Decorah	75,000	12/30/02	75,000	Rule 52
HPI DMB Community Bank, 7%, due 6/2005	HPI AHFLP	1,055,000	6/15/02	1,055,000	Rule 52
HPI Associated Bank, 6%, due 8/2005	HPI	879,584	8/15/02	879,584	Rule 52
HPI Farmers & Merchants Bank, 6.95%, due 1/2005	HPI Whitney	330,232	2/1/02	330,233	Rule 52
HPI Peoples State Bank, 6.5%, due 1/2005	HPI	240,508	2/1/02	240,508	Rule 52

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES (Continued)

The following items are recurring transactions of system companies:

Name of Issuer And Title of Issue	Name of Company Issuing or Selling Securities	Total Balance At Year End	Highest Balance	Date of Highest Balance	Effective Average Interest Rate
Alliant Energy Commercial Paper	Alliant Energy	$135,500,000	$208,626,000	11/05/02	2.18%
WP&L Commercial Paper	WP&L	60,000,000	86,000,000	11/25/02	1.70%
Resources Commercial Paper	Resources	--	596,695,000	9/26/02	2.36%
Alliant Energy Credit Facility Borrowings	Alliant Energy	85,000,000	445,000,000	11/27/02	2.78%
IP&L Credit Facility Borrowings	IP&L	--	95,000,000	12/17/02	3.67%
Resources Bridge Loan	Resources	--	100,000,000	8/15/02 – 12/27/02	2.62%

The following items are financial guarantees and commitments of system companies:

At December 31, 2002, HPI had extended commitments to provide $1,567,000 in financing to developers which were secured by affordable housing properties. HPI anticipates other lenders will ultimately finance these properties. The highest amount outstanding during 2002 was $2,479,000 and no consideration was received by HPI other than the purpose of the commitments described above.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

Name of Issuer and Title of Issue	Name of Company Redeeming or Retiring Securities	Principal Amount Redeemed or Retired	Consideration	Extinguished (E) or Held for Further Disposition (D)	Commission Authorization or Exemption
Resources Credit facility-long term (3.00% to 3.45%)	Resources	$383,610,000	$383,610,000	E	Rule 42
IP&L 4.80%, Cumulative Preferred stock	IP&L	6,000,000	6,030,000	E	Rule 42
IP&L 4.30%, Cumulative Preferred stock	IP&L	7,320,300	7,466,706	E	Rule 42
IP&L 6.10%, Cumulative Preferred stock	IP&L	5,000,000	5,100,000	E	Rule 42
IP&L 4.36%, Class A Preferred stock	IP&L	3,022,750	3,161,796	E	Rule 42
IP&L 4.68%, Class A Preferred stock	IP&L	2,796,300	2,886,900	E	Rule 42
IP&L 7.76%, Class A Preferred stock	IP&L	27,250,000	28,356,350	E	Rule 42
IP&L 6.40%, Class A Preferred stock	IP&L	5,000,000	5,320,000	E	Rule 42
IP&L 5.75%, due serially 2002 to 2003	IP&L	560,000	560,000	E	Rule 42
CRANDIC State of Iowa, 3.00%, due 12/2010	CRANDIC	105,032	105,032	E	Rule 42
CRANDIC State of Iowa, 0%, due 12/2010	CRANDIC	31,127	31,127	E	Rule 42
Alliant Energy Australia Pty Ltd. Mezzanine Notes, 11.34%, due 6/2005	Alliant Energy Australia Pty Ltd.	776,043	776,043	D	Rule 42
Alliant Energy Australia Pty Ltd. Senior Notes, 8.39%, due 12/2013	Alliant Energy Australia Pty Ltd.	5,221,460	5,221,460	D	Rule 42
Alliant Energy Australia Pty Ltd. Subordinate Debt, 6.64%, due 12/2002	Alliant Energy Australia Pty Ltd.	15,152,400	20,197,588	D	Rule 42
Anhui New Energy Heat & Power Co., Ltd. Loan Payable to China, 6.21%, due 12/2007	Anhui New Energy Heat & Power Co., Ltd.	678,827	678,827	D	Rule 42
Peak Pacific Investment Company, Ltd. Loan Payable to IFC	Peak Pacific Investment Company, Ltd.	13,530,000	13,530,000	E	Rule 42

Name of Issuer and Title of Issue	Name of Company Redeeming or Retiring Securities	Principal Amount Redeemed or Retired	Consideration	Extinguished (E) or Held for Further Disposition (D)	Commission Authorization or Exemption
Sundance IFA, 1%, due 4/2014	Sundance	9,143	9,143	D	Rule 42
Wagon Wheel 3 Transactions, 1% to 9.25%, due 11/2014 to 3/2019	Wagon Wheel Various transactions less than $100,000	7,596	7,596	D	Rule 42
Fort Madison I 3 Transactions, 1%, due 10/2009 to 7/2029	Fort Madison I Various transactions less than $100,000	12,978	12,978	D	Rule 42
Fort Madison II 2 Transactions, 1%, due 2/2021 to 4/2030	Fort Madison II Various transactions less than $100,000	8,978	8,978	D	Rule 42
Maquoketa 2 Transactions, 1%, due 2/2021 to 4/2031	Maquoketa Various transactions less than $100,000	9,679	9,679	D	Rule 42
Carroll IHA USDA, 1%, due 2/2032	Carroll IHA	724	724	D	Rule 42
Knoxville IDED, 1%, due 2/2021	Knoxville	17,620	17,620	D	Rule 42
Knoxville 3 Transactions, 1%, due 8/2011 to 4/2031	Knoxville Various transactions less than $100,000	10,904	10,904	D	Rule 42
Keokuk USDA, 1%, due 2/2032	Keokuk	668	668	D	Rule 42
Countryside Wells Fargo Gap Note, 7.43%, due 1/2002	Countryside	265,000	265,000	D	Rule 42
Countryside 2 Transactions, 1% to 7.43%, due 12/2016 to 2/2021	Countryside Various transactions less than $100,000	1,907	1,907	D	Rule 42
Meadow Wood 2 Transactions, 1% to 7.43%, due 2/2016 to 2/2021	Meadow Wood Various transactions less than $100,000	2,611	2,611	D	Rule 42
Pickerel Park Wells Fargo, 7.43%, due 12/2016	Pickerel Park	1,054	1,054	D	Rule 42
MDI TIF Financing, 3%, due 6/2012	MDI	4,686	4,686	D	Rule 42
HPI Portage Village Hights Apartments FNMA, 9.88%, due 5/2002	HPI AHFLP - Village He+C14lights	1,029,140	1,029,140	E	Rule 42
HPI	HPI HAH - Wausau	884,178	884,178	E	Rule 42
HPI Farmers & Merchants Bank., 8.5%, due 1/2002	HPI Whitney	340,700	340,700	E	Rule 42
HPI Peoples State Bank, 7.95%, due 1/2002	HPI PDC - Liberty Place	244,741	244,741	E	Rule 42
HPI 64 transactions, 1% to 10.75%, due 12/2002 to 4/2045	HPI Various transactions less than $100,000	1,069,223	1,069,223	D & E	Rule 42

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF DECEMBER 31, 2002

1.

Name of Company	Aggregate Amount of Investments in Persons (Entities) Operating in Retail Service Area of Owner (in thousands)	Number of Persons (Entities)	Description of Persons (Entities)
Dane County Development Company Inc.	$50	1	Invests in and provides financial assistance to commercially reasonable business ventures in Dane County, and benefits the community by creating new jobs, providing goods or services, undertaking improvements in lower income areas and meeting any other community credit needs.
Iowa Venture Capital Fund Limited Partnership	18	1	Economic development joint venture with interests in two start-up companies.
Venture Capital Fund Limited Partnership	1	1	Partnership organized for the purpose of making capital investments in business enterprises.
Sun Prairie Industrial Development Corporation	1	1	Corporation formed to attract businesses to the Sun Prairie, WI area.

2. Securities not included in Item 5, No. 1:

Name of Company	Name of Issuer	Description of Security	Number of Shares	% of Voting Power	Nature of Business	Owner's Book Value (in thousands)
Resources, Investments, HPI, LNT	McLeodUSA Inc.	$0.01 Class A Common Stock	3,283,726	1%	Telecommunications company.	$2,758
AER Holding	Capstone Turbine Corporation	$0.001 Common Stock	1,464,286	2%	Producer of micro-turbine systems.	1,318
Resources	American Superconductor Corporation	$0.01 Common Stock	82,600	Less than 1%	Develops and manufactures products using superconducting materials and power electronic converters for electric power applications.	249
Resources, AER Holding	Proton Energy Systems, Inc.	$0.01 Common Stock	89,260	Less than 1%	Develops and manufactures proton exchange membrane electro-chemical products.	268

Name of Company	Name of Issuer	Description of Security	Number of Shares	% of Voting Power	Nature of Business	Owner's Book Value (in thousands)
Resources	AstroPower, Inc.	$0.01 Common Stock	20,400	Less than 1%	Develops and manufactures solar electric power generation products.	163
Resources	AnAerobics, Inc	$0.001 Series A Convertible Preferred Stock	1,403,579	5%	Develops environmentally sound anaerobic wastewater treatment systems.	1,333
Resources	CellTech Power, Inc.	$0.001 Series A Convertible Preferred Stock	120,000	1%	Develops fuel cell technologies for the distributed generation marketplace.	252
Resources	ADI Thermal Power Corporation	$1.00 Common Stock	33,334	4%	Develops dual shell Stirling engine technology for distributed generation.	200
Resources	STM Power, Inc.	$0.01 Series A Convertible Preferred Stock	585,480	4%	Develops cogeneration systems utilizing external combustion (Stirling-cycle) engine technology.	2,500
WP&L	Dais Analytic Corporation	$0.01 Common Stock	20,833	2%	Develops several patented polymer materials with novel applications in the energy sector.	90
Cap. Square	Federal National Mortgage Association	$0.525 Common Stock	400	Less than 1%	Facilitate low-cost mortgage capital for low-, moderate- and middle-income Amercians	26
Alliant Energy	Madison Gas and Electric Company	$1.00 Common Stock	225	Less than 1%	Utility business.	5
Cataguazes	Cataguazes Servicos Aeroes de Prospeccao S/A	$1 Brazil Real Common Stock	8,160	9%	Air inspection services.	56
Resources	Nth Power Technologies Fund II, LP	(*)	(*)	8%	Capital fund specializing in emerging energy-technology companies.	3,541

Name of Company	Name of Issuer	Description of Security	Number of Shares	% of Voting Power	Nature of Business	Owner's Book Value (in thousands)
Whiting	Delta Petroleum Corporation	$0.01 Common Stock	390,000	2%	Engaged in the acquisition, exploration, development and production of oil and gas properties.	1,300
New Zealand	Natural Gas Corporation Holdings Ltd.	$0.01 Ordinary Shares	1,800	Less than 1%	Utility business.	2
New Zealand	Horizon Energy Distribution Limited	$1.00 Ordinary Shares	250	Less than 1%	Utility business.	1

(*) Noncorporate subsidiary (limited partnership)

ITEM 6. OFFICERS AND DIRECTORS AS OF DECEMBER 31, 2002

Part I. Name, Principal Business Address and Positions Held as of December 31, 2002

Name (Address)*	Position Held	Name (Address)*	Position Held
Alliant Energy Corporation			
Erroll B. Davis, Jr. (a)	Officer, Director	Enrique Bacalao (a)	Officer
William D. Harvey (a)	Officer	Eric D. Mott (a)	Officer
James E. Hoffman (b)	Officer	Alan B. Arends (j)	Director
Eliot G. Protsch (b)	Officer	Jack B. Evans (b)	Director
Barbara J. Swan (a)	Officer	Joyce L. Hanes (k)	Director
Thomas M. Walker (a)	Officer	Lee Liu (b)	Director
Pamela J. Wegner (a)	Officer	Katharine C. Lyall (a)	Director
Dundeana K. Doyle (a)	Officer	Singleton B. McAllister (hhh)	Director
Thomas L. Hanson (a)	Officer	David A. Perdue (ggg)	Director
John E. Kratchmer (a)	Officer	Judith D. Pyle (a)	Director
Barbara A. Siehr (a)	Officer	Robert W. Schlutz (o)	Director
F.J. Buri (a)	Officer	Wayne H. Stoppelmoor (h)	Director
Joan M. Thompson (b)	Officer	Anthony R. Weiler (p)	Director
Linda J. Wentzel (a)	Officer		
Interstate Power and Light Company			
Erroll B. Davis, Jr. (a)	Officer, Director	Linda J. Wentzel (a)	Officer
Eliot G. Protsch (b)	Officer	Enrique Bacalao (a)	Officer
William D. Harvey (a)	Officer	Steven F. Price (a)	Officer
Barbara J. Swan (a)	Officer	Alan B. Arends (j)	Director
Thomas M. Walker (a)	Officer	Jack B. Evans (b)	Director
Pamela J. Wegner (a)	Officer	Joyce L. Hanes (k)	Director
Dundeana K. Doyle (a)	Officer	Lee Liu (b)	Director
Vern A. Gebhart (b)	Officer	Katharine C. Lyall (a)	Director
Thomas L. Hanson (a)	Officer	Singleton B. McAllister (hhh)	Director
John E. Kratchmer (a)	Officer	David A. Perdue (ggg)	Director
Daniel L. Mineck (b)	Officer	Judith D. Pyle (a)	Director
Barbara A. Siehr (a)	Officer	Robert W. Schlutz (o)	Director
Kim K. Zuhlke (a)	Officer	Wayne H. Stoppelmoor (h)	Director

F.J. Buri (a)	Officer	Anthony R. Weiler (p)	Director
Daniel L. Siegfried (b)	Officer		

Wisconsin Power and Light Company

Erroll B. Davis, Jr. (a)	Officer, Director	Linda J. Wentzel (a)	Officer
William D. Harvey (a)	Officer	Enrique Bacalao (a)	Officer
Eliot G. Protsch (b)	Officer	Steven F. Price (a)	Officer
Barbara J. Swan (a)	Officer	Alan B. Arends (j)	Director
Thomas M. Walker (a)	Officer	Jack B. Evans (b)	Director
Pamela J. Wegner (a)	Officer	Joyce L. Hanes (k)	Director
Dundeana K. Doyle (a)	Officer	Lee Liu (b)	Director
Vern A. Gebhart (b)	Officer	Katharine C. Lyall (a)	Director
Thomas L. Hanson (a)	Officer	Singleton B. McAllister (hhh)	Director
John E. Kratchmer (a)	Officer	David A. Perdue (ggg)	Director
Daniel L. Mineck (b)	Officer	Judith D. Pyle (a)	Director
Barbara A. Siehr (a)	Officer	Robert W. Schlutz (o)	Director
Kim K. Zuhlke (a)	Officer	Wayne H. Stoppelmoor (h)	Director
F.J. Buri (a)	Officer	Anthony R. Weiler (p)	Director

South Beloit Water, Gas & Electric Company

William D. Harvey (a)	Officer, Director	Steven F. Price (a)	Officer
Thomas L. Hanson (a)	Officer	John E. Kratchmer (a)	Officer
F.J. Buri (a)	Officer	Thomas L. Adelman (ss)	Director
Linda J. Wentzel (a)	Officer	Kim K. Zuhlke (a)	Director

Wisconsin River Power Company

Thomas P. Meinz (bb)	Officer, Director	Barth J. Wolf (bb)	Officer, Director
Dennis J. Maki (bb)	Officer, Director	William D. Harvey (a)	Director
Charles J. Ohl (a)	Officer, Director	Joseph E. Shefchek (a)	Director

Wisconsin Valley Improvement Company

Robert Gall (x)	Officer, Director	Neil Krebsbach (a)	Director
Thomas P. Meinz (bb)	Officer, Director	Dennis J. Maki (bb)	Director
Sam Morgan (x)	Officer	Scott C. Mosher (x)	Director
Donald Bradford (x)	Officer	Thomas G. Scharff (cc)	Director
Phil Valitchka (x)	Officer	Kenneth Schulz (x)	Director
Robert Birkhauser (x)	Director	Dennis Urbanek Sr. (x)	Director

ATC Management Inc.

Jose Delgado (yy)	Officer, Director	David Porter (yy)	Director
Daniel A. Doyle (yy)	Officer	Augustin Ramirez (yy)	Director
Harry Terhune (yy)	Officer	Patrick D. Schrickel (yy)	Director
Dale Landgren (yy)	Officer	Roy Thilly (yy)	Director
Walter Woelfle (yy)	Officer	William C. Verrette (yy)	Director
William D. Harvey (a)	Director	Mark C. Williamson (yy)	Director
Anthony S. Earl (yy)	Director	Stephen J. Yanisch (yy)	Director

Alliant Energy Corporate Services, Inc.

Erroll B. Davis, Jr. (a)	Officer, Director	John E. Kratchmer (a)	Officer
William D. Harvey (a)	Officer, Director	Daniel L. Mineck (b)	Officer
James E. Hoffman (b)	Officer, Director	Barbara A. Siehr (a)	Officer
Eliot G. Protsch (b)	Officer, Director	Kim K. Zuhlke (a)	Officer
Barbara J. Swan (a)	Officer, Director	F.J. Buri (a)	Officer
Thomas M. Walker (a)	Officer, Director	Kent M. Ragsdale (b)	Officer
Pamela J. Wegner (a)	Officer, Director	Linda J. Wentzel (a)	Officer

Dundeana K. Doyle (a)	Officer	Enrique Bacalao (a)	Officer
Vern A. Gebhart (b)	Officer	Steven F. Price (a)	Officer
Thomas L. Hanson (a)	Officer		

TRANSLink Development Company LLC

Paul Pender (t)	Officer	Paul J Feldman (vvv)	Director
Kent M. Ragsdale (b)	Officer	Larry G. Garberding (www)	Director
Paul F. Barber (rrr)	Director	Thomas H. Johnson (p)	Director
Andrew C. Barrett (sss)	Director	Donald B. Stenberg (xxx)	Director
Julian J. Brix (ttt)	Director	Jon R. Whitney (yyy)	Director
Lisa Crutchfield (uuu)	Director		

Distribution Vision 2010, LLC

Bob Huber (c)	Officer

Nuclear Management Company, LLC

Michael Sellman (tt)	Officer, Director	Jonathan Rogoff (tt)	Officer
William Hill (tt)	Officer	Charles Schrock (tt)	Officer
David Wilson (tt)	Officer	Michael Wadley (tt)	Officer
John Paul Cowan (ww)	Officer	Richard A. Abdoo (c)	Director
Dean E. Ekstrom (tt)	Officer	David Joos (tt)	Director
Benjamin Ewers (tt)	Officer	Eliot G. Protsch (b)	Director
Donald Gillispie (tt)	Officer	Larry L. Weyers (bb)	Director
Thomas Palmisano (tt)	Officer	David Wilks (tt)	Director

Alliant Energy Resources, Inc.

Erroll B. Davis, Jr. (a)	Officer, Director	Linda J. Wentzel (a)	Officer
James E. Hoffman (b)	Officer	Enrique Bacalao (a)	Officer
William D. Harvey (a)	Officer	Steven F. Price (a)	Officer
Eliot G. Protsch (b)	Officer	Alan B. Arends (j)	Director
Thomas L. Hanson (a)	Officer	Jack B. Evans (b)	Director
John E. Kratchmer (a)	Officer	Joyce L. Hanes (k)	Director
Barbara A. Siehr (a)	Officer	Lee Liu (b)	Director
Thomas L. Aller (b)	Officer	Katharine C. Lyall (a)	Director
Charles Castine (b)	Officer	Singleton B. McAllister (hhh)	Director
Dundeana K. Doyle (a)	Officer	David A. Perdue (ggg)	Director
Michael P. Maley (ppp)	Officer	Judith D. Pyle (a)	Director
John K. Peterson (b)	Officer	Robert W. Schlutz (o)	Director
Thomas M. Walker (a)	Officer	Anthony R. Weiler (p)	Director
F.J.Buri (a)	Officer	Wayne H. Stoppelmoor (h)	Director
Daniel L. Siegfried (b)	Officer		

SmartEnergy, Inc.

Frank Greb (a)	Officer, Director	Anna Blumkin (kkk)	Officer
Deborah Jackson (kkk)	Officer	David Frank (kkk)	Officer
Badar Khan (kkk)	Officer	James E. Hoffman (b)	Director
Ravi Thuraisingham (kkk)	Officer	Joel J. Schmidt (b)	Director
Alexander Steffan (kkk)	Officer		

AEG Worldwide, Inc.

Michael P. Maley (ppp)	Officer	William D. Harvey (a)	Director
Mark S. Condon (ppp)	Officer	James E. Hoffman (b)	Director
F.J.Buri (a)	Officer	Thomas M. Walker (a)	Director

Alliant Energy Generation, Inc.

Michael P. Maley (ppp)	Officer	William D. Harvey (a)	Director
Mark S. Condon (ppp)	Officer	James E. Hoffman (b)	Director
F.J. Buri (a)	Officer	Thomas M. Walker (a)	Director

AER Holding Company

Thomas L. Hanson (a)	Officer, Director	F.J. Buri (a)	Officer
James E. Hoffman (b)	Officer, Director	Richard F. Klumpp (ooo)	Officer
Thomas M. Walker (a)	Officer, Director		

Capital Square Financial Corporation

Ruth A. Domack (a)	Officer, Director	John W. Stoneman (a)	Officer
Henry D. Wertheimer (a)	Officer	James E. Hoffman (b)	Director
E. Dean Baumgardner (a)	Officer	Thomas L. Aller (b)	Director

Alliant Energy Holdings do Brasil Ltda.

Felicia Bellows (b)	Officer		

Whiting Petroleum Corporation

James J. Volker (q)	Officer, Director	James R. Casperson (q)	Officer
James T. Brown (q)	Officer	Patricia J. Miller (q)	Officer
John R. Hazlett (q)	Officer	Michael J. Stevens (q)	Officer
Mark R. Williams (q)	Officer	Thomas L. Aller (b)	Director
Christy M. Evenden (q)	Officer	James E. Hoffman (b)	Director
F.J. Buri (a)	Officer	J. B. Ladd (q)	Director
Thomas L. Hanson (a)	Officer	Thomas M. Walker (a)	Director
D. Sherwin Artus (q)	Officer	Kenneth R. Whiting (q)	Director

Whiting Programs, Inc.

James J. Volker (q)	Officer, Director	Mark R. Williams (q)	Officer
D. Sherwin Artus (q)	Officer	Michael J. Stevens (q)	Officer
James T. Brown (q)	Officer	Christy M. Evenden (q)	Officer
John R. Hazlett (q)	Officer	James R. Casperson (q)	Officer
Patricia J. Miller (q)	Officer		

Whiting-Golden Gas Production Company

D. Sherwin Artus (q)	Officer, Director	Mark R. Williams (q)	Officer
James R. Casperson (q)	Officer, Director	Michael J. Stevens (q)	Officer
James J. Volker (q)	Officer	Christy M. Evenden (q)	Officer
James T. Brown (q)	Officer	John R. Hazlett (q)	Director
Patricia J. Miller (q)	Officer		

WOK Acquisition Company

James J. Volker (q)	Officer, Director	Patricia J. Miller (q)	Officer
James R. Casperson (q)	Officer, Director	Mark R. Williams (q)	Officer
John R. Hazlett (q)	Officer, Director	Michael J. Stevens (q)	Officer
D. Sherwin Artus (q)	Officer	Christy M. Evenden (q)	Officer
James T. Brown (q)	Officer		

Alliant Energy Integrated Services Company

Charles Castine (b)	Officer, Director	Thomas L. Hanson (a)	Officer
James E. Hoffman (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
F.J. Buri (a)	Officer	Thomas L. Aller (b)	Director

Industrial Energy Applications, Inc.

James E. Hoffman (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
Charles Castine (b)	Officer	Erroll B. Davis, Jr. (a)	Director
Thomas L. Hanson (a)	Officer		

BFC Gas Company L.L.C.

Charles Castine (b)	Officer		

Energys, Inc.

Charles Castine (b)	Officer	Daniel L. Siegfried (b)	Officer
Jon C. Bancks (b)	Officer	Linda J. Wentzel (a)	Officer
Jeffrey D. Schmidlen (nnn)	Officer	Erroll B. Davis, Jr. (a)	Director
Thomas L. Hanson (a)	Officer	James E. Hoffman (b)	Director

RMT, Inc.

Stephen D. Johannsen (a)	Officer	Joel E. Roberts (a)	Officer
William A. Dickrell (a)	Officer	Richard J. Sawinski (f)	Officer
Jeffrey M. Filipski (a)	Officer	Jack E. Seeds (a)	Officer
Kathryn R. Huibregtse (zzz)	Officer	Stephen L. Streblow (f)	Officer
Daniel E. Oman (r)	Officer	Robert J. Vetter (a)	Officer
Ted Juszczyk (a)	Officer	Thomas A. Allen (a)	Officer
Katharine E. Martin (a)	Officer	Thomas L. Hanson (a)	Officer
Ruth J. Muelker (g)	Officer	Erroll B. Davis, Jr. (a)	Director
James C. Myers (g)	Officer	James E. Hoffman (b)	Director
Samuel Nott (g)	Officer		

RMT North Carolina, Inc.

William A. Dickrell (a)	Officer, Director	Ruth J. Muelker (g)	Officer
Richard J. Sawinski (f)	Officer	Stephen D. Johannsen (a)	Director
Michael Parker (f)	Officer	Ted Juszczyk (a)	Director

RMT, Inc., Michigan

Daniel E. Oman (r)	Officer, Director	Douglas R. Genthe (r)	Officer
Katharine E. Martin (a)	Officer, Director	Robert J. Vetter (a)	Director

RMT International, Inc.

Samuel Nott (g)	Officer, Director	William A. Dickrell (a)	Officer, Director
Stephen D. Johannsen (a)	Officer, Director	Ruth J. Muelker (g)	Officer

Heartland Energy Group, Inc.

James E. Hoffman (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
Charles Castine (b)	Officer	Erroll B. Davis, Jr. (a)	Director
Thomas L. Hanson (a)	Officer		

Industrial Energy Applications Delaware, Inc.

James E. Hoffman (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
Charles Castine (b)	Officer	Erroll B. Davis, Jr. (a)	Director
Thomas L. Hanson (a)	Officer		

Schedin & Associates, Inc.

Gregory A. Genin (a)	Officer, Director	Loretta Razny (b)	Officer, Director
Larry L. Schedin (t)	Officer, Director	Mary Fritsch (a)	Officer, Director

SVBK Consulting Group, Inc.

Gregory A. Genin (a)	Officer, Director	Loretta Razny (b)	Officer, Director

Sheree L. Brown (iii)	Officer, Director	Mary Fritsch (a)	Officer, Director

Energy Performance Services, Inc.

Charles Castine (b)	Officer, Director	Michael F. Gregg (xx)	Officer
F.J. Buri (a)	Officer, Director	Mark S. White (rr)	Officer
Thomas L. Hanson (a)	Officer, Director		

Cogenex Corporation

Charles Castine (b)	Officer, Director	Michael F. Gregg (xx)	Officer
F.J. Buri (a)	Officer, Director	Mark S. White (xx)	Officer
Thomas L. Hanson (a)	Officer, Director	Marc J. Aronson (xx)	Officer

Cogenex West Corporation

Charles Castine (b)	Officer, Director	Michael F. Gregg (xx)	Officer
F.J. Buri (a)	Officer, Director	Mark S. White (xx)	Officer
Thomas L. Hanson (a)	Officer, Director	Marc J. Aronson (xx)	Officer

EUA Cogenex-Canada Inc.

Edward T. Liston (xx)	Officer, Director	Edward M. Gleason (a)	Officer
Jon C. Bancks (b)	Officer	Richard Bower (xx)	Director
Charles Castine (b)	Officer	Kenneth W. Movat (xx)	Director
Mark S. White (xx)	Officer		

EUA Cogenex-Canada Energy Services, Inc.

Edward T. Liston (xx)	Officer, Director	Edward M. Gleason (a)	Officer
Jon C. Bancks (b)	Officer	Richard Bower (xx)	Director
Charles Castine (b)	Officer	Kenneth W. Movat (xx)	Director
Mark S. White (xx)	Officer		

Northeast Energy Management, Inc.

Charles Castine (b)	Officer, Director	Michael F. Gregg (xx)	Officer
F.J. Buri (a)	Officer, Director	Mark S. White (xx)	Officer
Thomas L. Hanson (a)	Officer, Director		

Alliant Energy Transportation, Inc.

Thomas L. Aller (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
Paul H. Treangen (b)	Officer	Erroll B. Davis, Jr. (a)	Director
F.J. Buri (a)	Officer	James E. Hoffman (b)	Director
Thomas L. Hanson (a)	Officer		

IEI Barge Services, Inc.

Thomas L. Aller (b)	Officer, Director	Thomas L. Hanson (a)	Officer
Paul H. Treangen (b)	Officer, Director	Daniel L. Siegfried (b)	Officer

Transfer Services, Inc.

Thomas L. Aller (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
Paul H. Treangen (b)	Officer, Director	James E. Hoffman (b)	Director
Thomas L. Hanson (a)	Officer		

Williams Bulk Transfer Inc.

Thomas L. Aller (b)	Officer, Director	Thomas L. Hanson (a)	Officer
Paul H. Treangen (b)	Officer, Director	F.J. Buri (a)	Officer
James E. Hoffman (b)	Officer		

Cedar Rapids and Iowa City Railway Company

Thomas L. Aller (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
Paul H. Treangen (b)	Officer, Director	James E. Hoffman (b)	Director
Thomas L. Hanson (a)	Officer		

Heartland Rail Corporation

Donald C. Byers (y)	Officer, Director	Jon R. Roy (z)	Director
T. Scott Bannister (m)	Officer	Marc A. Sanner (z)	Director
William H. Camp (z)	Director		

Alliant Energy Investments, Inc.

James E. Hoffman (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
Thomas L. Aller (b)	Officer, Director	Linda J. Wentzel (a)	Officer
F.J. Buri (a)	Officer	Erroll B. Davis, Jr. (a)	Director
Thomas L. Hanson (a)	Officer		

AEI Holding Company

Thomas L. Aller (b)	Officer, Director	F.J. Buri (a)	Officer
Thomas L. Hanson (a)	Officer, Director	Richard F. Klumpp (ooo)	Officer
James E. Hoffman (b)	Officer, Director		

Iowa Land and Building Company

James E. Hoffman (b)	Officer, Director	Thomas L. Hanson (a)	Officer
Thomas L. Aller (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
F.J. Buri (a)	Officer	Erroll B. Davis, Jr. (a)	Director

2001 Development Corporation

Thomas M. Collins (u)	Officer, Director	Scott McIntyre, Jr. (b)	Officer, Director
Joe Hladky (b)	Officer, Director	Clark E. McLeod (b)	Officer, Director
James E. Hoffman (b)	Officer, Director	Ted Schwartz (v)	Officer, Director
Susan Mayer (l)	Officer, Director	Thomas L. Aller (b)	Officer

Heartland Energy Services, Inc.

James E. Hoffman (b)	Officer, Director	Thomas L. Hanson (a)	Officer
Charles Castine (b)	Officer	Daniel L. Siegfried (b)	Officer
Thomas L. Aller (b)	Officer	Erroll B. Davis, Jr. (a)	Director

Heartland Properties, Inc.

Ruth A. Domack (a)	Officer, Director	John W. Stoneman (a)	Officer
Henry D. Wertheimer (a)	Officer	James E. Hoffman (b)	Director
E. Dean Baumgardner (a)	Officer	Thomas L. Aller (b)	Director

Alliant Energy International, Inc.

James E. Hoffman (b)	Officer, Director	Daniel L. Siegfried (b)	Officer
John K. Peterson (b)	Officer	Steven F. Price (a)	Officer
F.J. Buri (a)	Officer	Erroll B. Davis, Jr. (a)	Director
Thomas L. Hanson (a)	Officer		

Alliant Energy Finance Holdings Pty. Ltd.

Timothy Rourke (zz)	Officer, Director	Simon Maher (zz)	Director

Alliant Energy Finance (No. 1) Pty. Ltd.

Timothy Rourke (zz)	Officer, Director	Simon Maher (zz)	Director

Alliant Energy Finance (No. 2) Pty. Ltd.			
Timothy Rourke (zz)	Officer, Director	Simon Maher (zz)	Director
Interstate Energy Corporation PTE Ltd.			
John K. Peterson (b)	Officer, Director	Tang Chen Lin (jj)	Officer
Joel J. Schmidt (b)	Officer	James E. Hoffman (b)	Director
Thomas L. Hanson (a)	Officer	Juliet Ang (jj)	Director
Jiaxing JIES Heat & Power Co. Ltd.			
Ronglin Ji (ll)	Officer, Director	John E. Clarke (b)	Director
Jianguang Shen (ll)	Officer	Jingjun Huang (ll)	Director
Yaoming Xu (ll)	Director	Joel J. Schmidt (b)	Director
John K. Peterson (b)	Director		
Tongxiang TIES Power & Heat Co. Ltd.			
Yiqiang Du (ll)	Officer	Jiaquan Chen (ll)	Director
Keqiang Li (ll)	Officer	John E. Clarke (b)	Director
Xiao Kang Wang (ll)	Officer	Joel J. Schmidt (b)	Director
Deliang Zhou (ll)	Director	John K. Peterson (b)	Director
Liyong Bai (ll)	Director		
Anhui New Energy Heat & Power Co. Ltd.			
Qiang Wang (aaa)	Officer, Director	Feng Zhang (aaa)	Officer
Kairong Zheng (aaa)	Officer, Director	Joel J. Schmidt (b)	Director
Peicheng Cui (aaa)	Officer, Director	James N. Choate (b)	Director
Fuying Wang (aaa)	Officer	John E. Clarke (b)	Director
Zhengquan Gu (aaa)	Officer	Renee Y. Otto (b)	Director
Peizhoug Shen (aaa)	Officer	John K. Peterson (b)	Director
Zhongxiu Wang (aaa)	Officer	Lawrence W. Yu (aaa)	Director
Sociedade Anonima de Eletrificacao da Paraiba S.A.			
Mauricio Perez Botelho (bbb)	Officer	Ricardo Perez Botelho (bbb)	Director
Manoel Otoni Neiva (bbb)	Officer	Getulio Lamartine de Paula Fonseca (ccc)	Director
Felicia Leigh Bellows (b)	Director	Claudio Jose Dias Sales (bbb)	Director
Ivan Muller Botelho (bbb)	Director	Carlos Eduardo Trois de Miranda (bbb)	Director
MCL Cabo S.A.			
Gioreli de Souza Filho (bbb)	Officer, Director	Carlos Aurelio Martins Pimentel (bbb)	Director
Claudio Brandao Silvciro (bbb)	Officer	Luiz Otavio Cardoso de Azevedo (bbb)	Director
Energisapar S/A			
Mauricio Perez Botelho (bbb)	Officer	Manoel Otoni Neiva (bbb)	Officer

Energisa Telecom Ltda.

Mauricio Perez Botelho (bbb)	Officer	Jose Marcelo Goncalvos Reis (bbb)	Officer

Multipar S.A.

Mauricio Perez Botelho (bbb)	Officer	Manoel Otoni Neiva (bbb)	Officer
Monica Perez Botelho (bbb)	Officer		

Multiagro Agropecuaria Com. e Ind. Ltda.

Mauricio Botelho (bbb)	Officer	Manoel Otoni Neiva (bbb)	Officer

Energisa S.A.

John K. Peterson (b)	Director

Celbpar S.A.

Manoel Otoni Neiva (bbb)	Officer	Mauricio Botelho (bbb)	Officer

Cenfpar S.A.

Manoel Otoni Neiva (bbb)	Officer	Mauricio Botelho (bbb)	Officer

Saelpapar S.A.

Manoel Otoni Neiva (bbb)	Officer	Mauricio Botelho (bbb)	Officer

Alliant Holdco One S/A

Marcelo Antonio Goncalves Souza (ddd)	Officer	Carlos Eduardo Trois de Miranda (bbb)	Officer

Alliant Holdco Three S/A

Marcelo Antonio Goncalves Souza (ddd)	Officer	Carlos Eduardo Trois de Miranda (bbb)	Officer

Alliant International New Zealand Ltd.

Simon Young (s)	Officer	John K. Peterson (b)	Director
James E. Hoffman (b)	Director		

TrustPower Ltd.

Simon Young (s)	Director	Harold M. Titter	Officer
Bruce J. Harker (s)	Director	Ronald P. Carter (s)	Director
Hugh R. Morrison (s)	Director	Michael J. Cooney	Director

Infratil Ltd.

John K. Peterson (b)	Director	Kevin O,Connor (vv)	Director
David Newman (vv)	Director	Duncan Saville (vv)	Director
Lloyd Morrison (vv)	Officer	Lib Petagna (vv)	Officer
Terry McAlister (vv)	Officer	Bruce Harker (s)	Director
Phil Walker (vv)	Director	Matthias Seidenstucker (qqq)	Officer
John Culy (vv)	Officer	Tim Brown (vv)	Officer
Paul Ridley-Smith (vv)	Officer	Graeme Thomson (vv)	Officer
Roger Crawford (qq)	Officer	George Royal (vv)	Officer
Matthew Civil (vv)	Officer	Adam Stannard (vv)	Director
Terry Cuttle (vv)	Officer		

Alliant Energy Australia Pty. Ltd.

Timothy Rourke (zz)	Officer, Director	Simon D. Maher (zz)	Director
John K. Peterson (b)	Director		

Alliant Energy Southern Hydro Australia Pty. Ltd.

Timothy Rourke (zz)	Officer, Director	Simon D. Maher (zz)	Director
John K. Peterson (b)	Director		

Southern Hydro Partnership

Simon D. Maher (zz)	Officer	John K. Peterson (b)	Director
Paul F. Maguire (zz)	Officer	David G. Wood (zz)	Director
R. Champion (zz)	Director		

Alliant Energy Hydro Holdings Pty. Ltd.

Timothy Rourke (zz)	Officer, Director	John K. Peterson (b)	Director

Alliant Energy Hydro No. 2 Pty. Ltd

Timothy Rourke (zz)	Officer, Director	John K. Peterson (b)	Director

Southern Hydro Operations Pty. Ltd.

Paul F. Maguire (zz)	Officer	John K. Peterson (b)	Director
Simon D. Maher (zz)	Director	Timothy H. Rourke (zz)	Director

Southern Hydro Maintenance Services Pty. Ltd.

John K. Peterson (b)	Director

Alliant Energy Hydro Pty. Ltd.

Timothy Rourke (zz)	Officer, Director	John K. Peterson (b)	Director
Simon D. Maher (zz)	Officer		

Grandelight Holding Ltd.

John K. Peterson (b)	Officer, Director	James E. Hoffman (b)	Director
Joel J. Schmidt (b)	Officer	Thomas M. Walker (a)	Director
Thomas L. Hanson (a)	Officer		

Peak Pacific Investment Co. Ltd.

Robert W. Anderson, Jr. (jj)	Officer, Director	John K. Peterson (b)	Director
Michael R. Ashburn (mmm)	Officer	Joel J. Schmidt (b)	Director
James E. Hoffman (b)	Director	Thomas M. Walker (a)	Director

Ocean Peak Pte. Ltd.

Robert W. Anderson, Jr. (jj)	Director

Zouping Peak Pte. Ltd.

Sunny Wong (jj)	Officer	Carol Anne Mei Ling Tan (jj)	Director
Robert W. Anderson, Jr. (jj)	Director		

Zouping Peak CHP Co. Ltd.

Michael R. Ashburn (mmm)	Officer, Director	Geoff Dutton (mmm)	Director
Loy Hui Lim (mmm)	Officer, Director	Jibing Han (mmm)	Director
Meng Qin Cai (pp)	Officer	Gongqing Liu (ppp)	Director
Liang Zhong Chang (pp)	Officer	Yong Wang (pp)	Director
Pan Lin Hai (pp)	Officer	Dianrong Zhao (pp)	Director
Zhang Bao Lin (pp)	Officer	Changshui Zhao (pp)	Director
Lin Chen (mmm)	Director		

Luannan Peak Pte. Ltd.

Robert W. Anderson (jj)	Director	Carol Anne Mei Ling Tan (jj)	Director

Pan-Western Energy Corporation LLC

Todd W. Carter (nn)	Director	Yang Sheng-Lil (nn)	Director
Jie Li (nn)	Director	Xue Shu-xing (nn)	Director
Darol Lindloff (nn)	Director		

Tangshan Peak Heat & Power Co., Ltd.

Michael R. Ashburn (mmm)	Director	Lim Hui Loy (mmm)	Director
Geoff Dutton (mmm)	Director	Shengli Yang (nn)	Director
Shuxing Xue (nn)	Director		

Wuan Peak Pte. Ltd.

Sunny Wong (jj)	Officer	Carol Anne Mei Ling Tan (jj)	Director
Robert W. Anderson, Jr. (jj)	Director		

Peak Pacific (China) Investment Company Ltd.

Michael R. Ashburn (mmm)	Officer, Director	Robert W. Anderson, Jr. (jj)	Director
Shaw Tien (mmm)	Officer, Director		

Peak Xin Wen Pte. Ltd.

Sunny Wong (jj)	Officer	Robert W. Anderson, Jr. (jj)	Director
Ong Beng Hong (jj)	Officer	Carol Anne Mei Ling Tan (jj)	Director

Tai An Hua Feng Peak Heat and Power Co. Ltd.

Yuping Lu (mmm)	Officer, Director	Geoff Dutton (mmm)	Director
Liu Guangqing (pp)	Officer	Jibing Han (mmm)	Director
Sun Yao (pp)	Officer	Fuhua Pan (pp)	Director
Zhang Zhaoxiao (pp)	Officer	Changsheng Sun (pp)	Director
Michael R. Ashburn (mmm)	Director	Qiuli Yang (mmm)	Director
Oingtian Lang (pp)	Director	Yuzhong Zhang (mmm)	Director

Hebei Wuan Peak Heat and Power Co. Ltd.

Robert W. Anderson, Jr. (jj)	Director	Lim Hui Loy (mmm)	Director
Gengkui Wang (nn)	Director	Haikui Tian (nn)	Director
Michael R. Ashburn (mmm)	Director	Qiuli Yang (mmm)	Director
Lin Chen (mmm)	Director	Qigui Zhou (mm)	Director
Geoff Dutton (mmm)	Director		

Shijiazhuang Chengfeng Cogeneration Co. Ltd.

Rong Liu (mmm)	Officer, Director	Geoff Dutton (mmm)	Director
Yuchang Jia (nn)	Officer, Director	Feng Liu (nn)	Director
Tieyan Zhang (mmm)	Officer	Rong Liu (mmm)	Director
Michael R. Ashburn (mmm)	Director	Lim Hui Loy (mmm)	Director

Jinan Peak Pte. Ltd.

Sunny Wong (jj)	Officer	Seok Hian Lee (jj)	Director
Robert W. Anderson, Jr. (jj)	Director		

Gongyi Peak Pte. Ltd.

Sunny Wong (jj)	Officer	Carol Anne Mei Ling Tan (jj)	Director
Robert W. Anderson, Jr. (jj)	Director		

Henan Anfeng Electric Power Co. Ltd.

Guozheng Huo (mm)	Officer, Director	Qianxian Hu (mm)	Director
Lim Hui Loy (mmm)	Officer, Director	Hui Jin (mmm)	Director
Robert W. Anderson, Jr. (jj)	Director	Zhiye Liu (mm)	Director
Michael R. Ashburn (mmm)	Director	Qiuli Yang (mmm)	Director
Geoff Dutton (mmm)	Director		

Henan Yongfeng Electric Power Co. Ltd.

Guozheng Huo (mm)	Officer, Director	Qianxian Hu (mm)	Director
Lim Hui Loy (mmm)	Officer, Director	Hui Jin (mmm)	Director
Robert W. Anderson, Jr. (jj)	Director	Zhiye Liu (mm)	Director
Michael R. Ashburn (mmm)	Director	Qiuli Yang (mmm)	Director
Geoff Dutton (mmm)	Director		

Peak Pacific Investment Co. (Labuan) BHD

Robert W. Anderson, Jr. (jj)	Director

T2 Education Pte Ltd.

Sunny Wong	Officer	Carol Anne Mei Ling Tan (jj)	Director
Robert W. Anderson, Jr. (jj)	Director		

Alliant Energy de Mexico, S. de R.L. de C.V.

Thomas L. Aller (b)	Officer, Director	Charles Castine (b)	Director
F.J. Buri (a)	Officer	Thomas L. Hanson (a)	Director
Alejandro Sainz Orantes (ii)	Officer	John K. Peterson (b)	Director
Jeffrey K. Rosencrants (b)	Officer		

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.

Thomas L. Aller (b)	Officer, Director	Charles Castine (b)	Director
F.J. Buri (a)	Officer	Thomas L. Hanson (a)	Director
Alejandro Sainz Orantes (ii)	Officer	John K. Peterson (b)	Director
Jeffrey K. Rosencrants (b)	Officer		

Alliant Energy Servicios de Mexico, S. de R.L. de C.V.

Thomas L. Aller (b)	Officer, Director	Charles Castine (b)	Director
F.J. Buri (a)	Officer	Thomas L. Hanson (a)	Director
Alejandro Sainz Orantes (ii)	Officer	John K. Peterson (b)	Director
Jeffrey K. Rosencrants (b)	Officer		

Alliant Energy de Mexico LLC

John K. Peterson (b)	Officer

Alliant Energy Renewable Resources Ltd.

Joel J. Schmidt (b)	Officer	James E. Hoffman (b)	Director
Michael Ashford (rr)	Officer	John K. Peterson (b)	Director
Steven F. Price (a)	Officer	Graham B. Colis, R. (rr)	Director
Dawna Ferguson (rr)	Officer	C.F. Cooper, A. (rr)	Director
Edward M. Gleason (a)	Officer		

The following partnerships and LLCs do not have officers and directors as such:

EnviroGas LP	OSADA I LP
IPL SPE LLC	Village Lakeshares, LP
Alliant Energy SPE LLC	ReGENco LLC
American Transmission Company, LLC	Indiana Housing Equity Fund, LP

WPL Transco LLC
WPL SPE LLC
Alliant Energy Nuclear, LLC
Alliant Energy TransCo LLC
Alliant Energy Tallmadge Power Co., LLC
Tallmadge Generation Co., LLC
AEG Operations, LLC
LNT Communications LLC
Bastian Bay Pipeline, LP
Alliant Energy Field Services, LLC
Oak Hill Pipeline LP
Alliant South Texas Pipeline, LP
Alliant Energy Desdemona, LP
NG Energy Trading, LLC
Alliant Energy Integrated Services-Energy Management LLC
Alliant Energy Integrated Services-Energy Solutions LLC
APS Cogenex LLC
Energy Capital and Services I, LP
Energy Capital and Services II, LP
Alliant Energy Synfuel LLC
Kaufman & Broad-Nexgen LLC
West Virginia Synfuel LP
Alpha Synfuel LLC
New River Synfuel LLC
VFH, LLLP
Prairie Ridge Business Park, L.C.
Apollo Tax Credit Fund XVII LP
Heartland Properties Equity Investment Fund IV, LLC
The Heartland - NML Investment Fund, LLC
Janesville Jeffris Flats Affordable Housing LP
641 West Main Street LP
Atlantic-Sundance Apartments, LP
Wagon Wheel LP
Countryside of Clinton Associates, LP
Meadow Wood Associates of Carroll Phase II, LP
Fort Madison IHA Senior Housing LP
Fort Madison IHA II Senior Housing LP
Maquoketa IHA Senior Housing LP
Knoxville IHA Senior Housing LP
MDI LP #47
Pickerel Park Associates LP
Keokuk Senior Housing LP
Carroll IHA Senior Housing LP
Blairs Ferry LP
3001 LLC
AGRA Cogenex Joint Venture
Decorah Woolen Mills, LP
Van Allen, LP
Scott Meadows Senior Housing LP
Alliant Energy Finance Holdings Partnership
Alliant Energy Finance Partnership

*<u>Address Codes:</u>

(a) Madison, WI
(b) Cedar Rapids, IA
(c) Milwaukee, WI
(d) Stoughton, WI
(e) Marion, IA
(f) Greenville, SC
(g) Austin, TX
(h) Dubuque, IA
(i) North Lake Geneva, WI
(j) Albert Lea, MN
(k) Mason City, IA
(l) Washington, DC
(m) Des Moines, IA
(n) Kansas City, MO
(o) Columbus Junction, IA
(p) Richmond, VA
(q) Denver, CO
(r) Ann Arbor, MI
(s) Auckland, New Zealand
(t) Minneapolis, MN
(u) Tucson, AZ
(v) Deerfield, IL
(w) Dublin, OH
(x) Wausau, WI
(y) Newton, IA
(z) Decatur, IL
(nn) Hebei Province, PRC
(oo) Nebei Province, PRC
(pp) Shandong Province, PRC
(qq) Brisbane, Queensland, Australia
(rr) Hamilton, Bermuda
(ss) Janesville, WI
(tt) Hudson, WI
(uu) Tauranga, New Zealand
(vv) Wellington, New Zealand
(ww) Covert, MI
(xx) Lowell, MA
(yy) Waukesha, WI
(zz) Victoria, Australia
(aaa) Anhui Province, PRC
(bbb) Cataguases, MG Brasil
(ccc) Paraiba, Brasil
(ddd) Rio de Janeiro, RJ-Brasil
(eee) Campina Grande, PB-Brasil
(fff) Aracaju/Sergipe, Brasil
(ggg) Canton, MA
(hhh) Great Falls, VA
(iii) Orlando, FL
(jjj) Charlotte, NC
(kkk) Woburn, MA
(lll) Chatsworth, CA
(mmm)Beijing, China
(nnn) Waupaca, WI

(aa) Sao Paulo, SP Brazil
(bb) Green Bay, WI
(cc) Wisconsin Rapids, WI
(dd) Wayzata, MN
(ee) Minnetonka, MN
(ff) Chicago, IL
(gg) Wanganui, New Zealand
(hh) Palmerston North, New Zealand
(ii) Mexico City, D.F.
(jj) Singapore
(kk) Sacramento, CA
(ll) Zhejiang Province, PRC
(mm) Henan Province, PRC
(ooo) Las Vegas, Nevada
(ppp) Oak Brook, IL
(qqq) Berlin, Germany
(rrr) Freehold, NJ
(sss) Arlington, VA
(ttt) Cos Cob, CT
(uuu) Cornelius, NC
(vvv) Sandy, UT
(www) Grosse Pointe Farms, MI
(xxx) Lincoln, NE
(yyy) Colorado Springs, CO
(zzz) Brookfield, WI

<u>**Positions are indicated by the following symbols:</u>
AB Advisory Board Member
SB Board of Surveillance Member

Part II. Financial Connections as of December 31, 2002

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule
Jack B. Evans	Federal Reserve Bank of Chicago, Chicago, IL	Director	70 (a), (c)
Katharine C. Lyall	M&I Corporation, Milwaukee, WI	Director	70 (a), (c)

Part III. Compensation and Other Related Information

(a) Compensation of Directors and Executive Officers and (e) Participation in Bonus and Profit-Sharing Arrangements and Other Benefits

For information concerning compensation of directors and executive officers and participation in bonus and profit-sharing arrangements and other benefits, refer to the disclosures made in:

Alliant Energy's 2003 Proxy Statement, pages 9 through 22, which is incorporated herein by reference to Alliant Energy's 2003 Proxy Statement, File No. 1-9894.

WP&L's 2003 Proxy Statement, pages 8 through 19, which is incorporated herein by reference to WP&L's 2003 Proxy Statement, File No. 0-337.

(b) Directors' and Executive Officers' Interests in Securities of System Companies

For information concerning directors' and executive officers' interests in securities of system companies, refer to the disclosures made in:

Alliant Energy's 2003 Proxy Statement, page 10.

WP&L's 2003 Proxy Statement, page 9.

(c) Directors' and Executive Officers' Contracts and Transactions with System Companies

For information concerning directors' and executive officers' contracts and transactions with system companies, refer to the disclosures made in:

Alliant Energy's 2003 Proxy Statement, pages 9 and 15.

WP&L's 2003 Proxy Statement, pages 8 and 13.

(d) Directors' and Executive Officers' Indebtedness to System Companies

None.

(f) Directors' and Executive Officers' Rights to Indemnity

The state laws under which each of Alliant Energy and its domestic direct and indirect subsidiaries is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Refer to the disclosures made in the:

Bylaws of Alliant Energy, as amended, effective as of January 30, 2001 (incorporated by reference to Exhibit 3.2 to Alliant Energy's Form 10-K for the year 2000).

Bylaws of WP&L, as amended, effective as of January 30, 2001 (incorporated by reference to Exhibit 3.4 to WP&L's Form 10-K for the year 2000).

Bylaws of IP&L, as amended, effective as of January 30, 2001 (incorporated by reference to Exhibit 3.6 to IP&L's Form 10-K for the year 2000).

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

(1) None - Alliant Energy has established political action committees and has incurred, in accordance with the provision of the Federal Election Campaign Act and applicable state campaign laws, certain costs for the administration of such committees.

(2)

Name of Company	Name of Recipient or Beneficiary	Purpose	Account Charged	Amount
IP&L	Priority One (Cedar Rapids Chamber of Commerce)	(A)	Operating Expense	$52,800
	Greater Dubuque Development	(A)	Operating Expense	16,000
	Less than $10,000 - 55 beneficiaries	(A)	Operating Expense	55,900
WP&L	Forward Wisconsin	(A)	Operating Expense	28,000
	Less than $10,000 - 8 beneficiaries	(A)	Operating Expense	18,000
CRANDIC	Priority One (Cedar Rapids Chamber of Commerce)	(A)	Operating Expense	12,000
	Less than $10,000 - 1 beneficiaries	(A)	Operating Expense	1,000

(A) Area Development

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Intercompany Sales and Service

Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect at Year End
Management services	PPIC	International	$6,257,116	1/1/00	Yes
Coal transportation	CRANDIC	IP&L	1,889,528	4/1/01	Yes

Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	In Effect at Year End
Environmental consulting	RMT	WP&L	1,082,174	7/7/00	Yes
Coal handling	Barge	WP&L	528,084	11/27/91	Yes
Integrated turbine and generator services	ReGENco LLC	IP&L	495,244	1/25/02	Yes
Coal handling	Williams	Cargill-Alliant LLC	385,742	4/14/99	No
Environmental consulting	RMT	IP&L	377,362	4/3/00	Yes
Integrated turbine and generator services	ReGENco LLC	WP&L	339,995	1/25/02	Yes
Transloading	Transfer	CRANDIC	276,218	11/1/94	Yes
Environmental consulting	RMT	Resources	199,054	3/7/00	Yes
Environmental consulting	RMT	IEA	185,510	8/1/99	Yes
Environmental consulting	RMT	Barge	32,810	3/7/00	Yes
Software license	Henwood Energy Services, Inc.	WP&L	22,313	2/11/98	No
Environmental consulting	RMT	AEG Worldwide, Inc.	16,586	4/25/02	Yes
Building lease	CRANDIC	Transfer	2,448	12/11/98	Yes
Environmental consulting	RMT	CRANDIC	4,297	10/23/01	Yes

Part II. Contracts to Purchase Services or Goods Between any System Company and any Affiliate
None.

Part III. Employment of any Person by any System Company for the Performance on a Continuing Basis of Management Services
None.

ITEM 9. EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

The following entities are FUCOs dissolved or sold during 2002:
Weifang Ocean Peak Heat and Power Co. Ltd.
Handan Chengfeng Heat and Power Co. Ltd.

The following entities are FUCOs without activity in 2002:
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.

The following entities are active FUCOs as of December 31, 2002:
Alliant Energy Renewable Resources Ltd. (AERR)
Anhui New Energy Heat & Power Co. Ltd. (Bengbu)
Catleo Energia S.A. (Catleo)
Companhia de Eletricidade de Nova Friburgo S.A. (CENF)
Companhia Energetica da Borborema S.A. (CELB)
Companhia Forca e Luz Cataguazes-Leopoldina S.A. (Cataguazes)
Empresa Energetica de Sergipe S.A. (Energipe)
Hebei Wuan Peak Heat and Power Co. Ltd. (Wuan)
Henan Anfeng Electric Power Co. Ltd. (Anfeng)
Henan Yongfeng Electric Power Co. Ltd. (Yongfeng)
Infratil Ltd. (Infratil)
* Jiaxing JIES Heat & Power Co. Ltd. (JIES)
LDM Utility Co., S.A. de C.V. (LDM)
* Shijiazhuang Chengfeng Cogeneration Co. Ltd. (Shijiazhuang)

Sociedade Anonima de Eletrificacao da Paraiba S.A. (Saelpa)
Southern Hydro Partnership (Southern Hydro)
**Tai An Hua Feng Peak Heat and Power Co. Ltd. (XinWen #2)
Tangshan Peak Heat & Power Co. Ltd. (Tangshan)
(f/k/a Tangshan Pan Western Heat & Power Co. Ltd. and Tanshan Panda Heat & Power Co. Ltd.)
* Tongxiang TIES Power & Heat Co. Ltd. (TIES)
TrustPower Ltd. (TrustPower)
Usina Termeletrica de Juiz de Fora S.A. (Usina Termeletrica)
Zouping Peak CHP Co. Ltd. (Zouping)

* In existence at date of merger closing.
** Acquired in 2002.

At December 31, 2002, Alliant Energy did not hold an ownership interest in any companies operating an exempt wholesale generator (EWG). However, during 2002, Alliant Energy did enter into an agreement to purchase an EWG (309 megawatt (MW) natural gas operating facility) in Neenah, Wisconsin. At December 31, 2002, Resources had made payments and entered into commitments to purchase the generating facility equal to approximately $60 million (excluding nonrecourse financing). During 2001, Alliant Energy also entered into an agreement to guarantee the debt security of an EWG (6 MW low Btu gas electric generating facility) in Cedar Rapids, Iowa. Both of these amounts have been included in the aggregate investment in EWGs and FUCOs identified in Part III.

Part I.
(a). Identify the company, its location and its business address. Describe the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

Name of Company	Location	Business Address	Description of Electric Generation, Transmission and Distribution Facilities and Gas Distribution Facilities	Owner(s) / Investor(s) (Refer to Item 1 and Item 9(b) for description)
AERR	(Refer to Business Address)	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda	None	International
Bengbu	(Refer to Business Address)	220 Long March Road, Bengbu Bengbu City, 233010 Anhui Province, People's Republic of China	80 MW coal burning electric generating facility.	IEC PTE
Catleo	(Refer to Business Address)	Praca Rui Barbosa 80-22 andar/parte CEP 36770-901 Cataguases, MG-Brasil	10 MW at one generating facility.	Cataguazes
CENF	(Refer to Business Address)	Ave. Presidente Vargas, 463-4 andar/parte CEP 20071-003 Rio de Janeiro, RJ-Brasil	9 MW at three generating facilities; 16 Km of transmission lines; and 1,295 Km of distribution lines.	Cataguazes
CELB	(Refer to Business Address)	Av. Elpidio de Almeida, 1111-Catole, CEP 58104-421 Campina Grande, PB-Brasil	3 Km of transmission lines and 4,132 Km of distribution lines.	Pbpart
Cataguazes	(Refer to Business Address)	Praca Rui Barbosa, 80 CEP 36770-901 Cataguases, MG-Brasil	45 MW at ten generating facilities; 928 Km of transmission lines; and 18,619 Km of distribution lines.	Holdings Brasil and Gipar S.A.

Name of Company	Location	Business Address	Description of Electric Generation, Transmission and Distribution Facilities and Gas Distribution Facilities	Owner(s) / Investor(s) (Refer to Item 1 and Item 9(b) for description)
Energipe	(Refer to Business Address)	Rua Ministro Apolonio Sales, 81, Bairro Inacio Barbosa 49040-230, Aracaju/Sergipe, Brasil	937 Km of transmission lines and 13,149 Km of distribution lines.	Energisa S.A.
Wuan	(Refer to Business Address)	No. 589, Nanhuan West Road, WuAn City, Hebei Province, People's Republic of China	24 MW coal burning electric generating facility.	Wuan Peak Pte. Ltd.
Anfeng	(Refer to Business Address)	Industrial Demonstration Zone, Gongyi City, Henan Province, People's Republic of China	50 MW coal burning electric generating facility.	Gongyi
Yongfeng	(Refer to Business Address)	Industrial Demonstration Zone, Gongyi City, Henan Province, People's Republic of China	50 MW coal burning electric generating facility.	Gongyi
Infratil	(Refer to Business Address)	P.O. Box 320 Wellington, New Zealand	None	New Zealand
JIES	(Refer to Business Address)	Yun He Qiao Tu, Wai Huan Road, Jiaxing City, Zhejiang Province, People's Republic of China	Three 12 MW coal burning electric generating facilities.	IEC PTE
LDM	Puerto Penasco, Sonora, Mexico	10611 North Hayden Road, #D106, Scottsdale, AZ 85260	None	International *
Shijiazhuang	(Refer to Business Address)	North Beiguan, Zhengding County, Shijiazhuang City, Hebei Province, People's Republic of China	Two 12 MW coal burning electric generating facilities.	PPIC
Saelpa	(Refer to Business Address)	BR 230, Km 25, Cristo Redentor Joao Pessoa, Paraiba, Brasil CEP 58.071.680	1,637 Km of transmission lines and 33,164 Km of distribution lines.	Pbpart SE 2
Southern Hydro	(Refer to Business Address)	Level 13, 500 Collins Street Melbourne VIC 3000 Australia	528 MW at ten hydro-electric stations.	AE Southern Hydro;AE Hydro and Alliant Energy Hydro No. 2 Pty. Ltd.
Tangshan	(Refer to Business Address)	Benchengzhong Street Luannan County, Tangshan City	100 MW coal burning electric generating facility.	Pan-Western
TIES	(Refer to Business Address)	B16-17 Tongxiang Economic & Development Zone, Tongxiang City, Zhejiang Province,	Two 12 MW coal burning electric generating facilities.	IEC PTE

Name of Company	Location	Business Address	Description of Electric Generation, Transmission and Distribution Facilities and Gas Distribution Facilities	Owner(s) / Investor(s) (Refer to Item 1 and Item 9(b) for description)
		People's Republic of China		
TrustPower	(Refer to Business Address)	Private Bag 12023 Tauranga, New Zealand	33 hydro-electric generating facilities and one wind farm with a combined generating capacity of 455 MW.	Infratil and New Zealand
Usina Termeletrica	(Refer to Business Address)	Praca Rui Barbosa, 80-2o. andar/parte, Cataguases, Minas Gerais, Brasil CEP 36770-901	Two unit simple-cycle gas-fired generating units with a combined generating capability of 82 MW.	Catleo and Holdings Brasil
XinWen #2	(Refer to Business Address	Huafeng Town, Ningyang County, Taian Municipality, Shandong Province People's Republic of China	12 MW coal burning electric generating facility	Peak Xin Wen Pte. Ltd.
Zouping	(Refer to Business Address)	Handian Town, Zouping County, Binzhou Municipality, Shandong Province, People's Republic of China	Two 25 MW coal burning electric generating facilities.	Zouping Peak Pte. Ltd.

* At December 31, 2002, International had a loan receivable (including accrued interest income) from LDM of approximately $55 million.

(b). State the type and amount of capital invested in the company by the registered holding company, directly or indirectly. Identify any debt or other financial obligation for which there is recourse, directly or indirectly, to the registered holding company or another system company, other than an EWG or FUCO. Identify separately any direct or indirect guarantee of a security of the EWG or FUCO by the registered holding company. Identify any transfers of assets from any system company (other than an EWG or FUCO) to an affiliate EWG or FUCO. State the market value at the time of the transfer, the book value and the sale price of the transferred asset.

	Capital Invested			
Name of Company	**Security**	**Amount** (in thousands)	**Debt, Guarantees or Other Financial Obligation** (in thousands)	**Transfer of assets to EWG or FUCO**
AERR	120 Common Shares	$12	None	None
Bengbu	Registered Capital	12,800	None	None
Catleo	13,149,996 Common Shares	6,773	None	None
CENF	57,509,438 Common Shares	9,512	None	None
CELB	93,695 Common Shares; 18,828 Preferred Shares	46,448	None	None
Cataguazes	35,310,361,614 Common Shares; 39,580,055,856 Preferred B Shares	147,533	None	None
Energipe	42,179 Common Shares; 2,388 Preferred Shares	246,882	None	None
Wuan	Registered Capital	7,678	None	None

Name of Company	Capital Invested: Security	Capital Invested: Amount (in thousands)	Debt, Guarantees or Other Financial Obligation (in thousands)	Transfer of assets to EWG or FUCO
Anfeng	Registered Capital	6,748	None	None
Yongfeng	Registered Capital	6,748	None	None
Infratil	17,271,200 Ordinary Shares; 1,912,120 $1.40 Warrants	12,862	None	None
JIES	Registered Capital	13,119	None	None
LDM	(*)	(*)	None	None
Shijiazhuang	Registered Capital	9,201	None	None
Saelpa	604,680,777 Common Shares; 996,851 Preferred Shares	181,457	None	None
Southern Hydro	Not applicable	103,418	None	None
Tangshan	Registered Capital	20,969	None	None
TIES	Registered Capital	7,230	None	None
TrustPower	37,410,223 Ordinary Shares	69,289	None	None
Usina Termeletrica	12,749,997 Common Shares	8,098	None	None
XinWen #2	Registered Capital	6,261	None	None
Zouping	Registered Capital	11,315	None	None

* At December 31, 2002, International had a loan receivable (including accrued interest income) from LDM of approximately $55 million.

(c). State the ratio of debt to common equity of the company and earnings of the company as of the end of the reporting period.

Name of Company	Ratio of Debt to Common Equity (*)	2002 Earnings/(Losses)
AERR	0%	($251,345)
Bengbu	33%	3,735,495
Catleo	34%	(5,893,519)
CENF	19%	2,320,786
CELB	214%	341,251
Cataguazes	218%	(25,308,770)
Energipe	42%	(7,536,658)
Wuan	0%	1,000,569
Anfeng	0%	939,262
Yongfeng	0%	1,712,415
Infratil	81%	10,557,392 (**)
JIES	0%	1,749,724
LDM	2,177%	0
Shijiazhuang	37%	2,550,723
Saelpa	35%	9,781,841
Southern Hydro	83%	16,136,896
Luannan Tangshan Peak	0%	(444,380)
TIES	0%	1,799,335
TrustPower	30%	602,398 (**)
Usina Termeletrica	674%	(12,705,712)
XinWen #2	0%	170,975

Name of Company	Ratio of Debt to Common Equity (*)	2002 Earnings/(Losses)
Zouping	0%	3,341,832

* Intercompany debt has been excluded from the calculation of this ratio.
** Represents earnings for the 2002 fiscal year (twelve months ended March 31, 2002).

(d). Identify any service, sales or construction contract(s) between the company and a system company, and describe the services to be rendered or goods sold and the fees or revenues under such agreement(s).
None.

Part II. Submit as Exhibit H an organizational chart showing the relationship of each EWG and FUCO to other system companies. If the company is a subsidiary of the registered holding company, submit the financial data required in Exhibit I.

With regards to Exhibit H, FUCOs are noted as such in Item 1. System Companies and Investments Therein as of December 31, 2002.

Refer to Exhibit I for the required financial data.

Part III. State the registered holding company's aggregate investment in EWGs and FUCOs, respectively. Also state the ratio of aggregate investment to the aggregate capital investment of the registered holding company in its domestic public-utility subsidiary companies.

Aggregate Investment in EWGs and FUCOs (in thousands)		Aggregate Capital Investment in Domestic Public-Utility Subsidiaries (in thousands)	Ratio
EWG	$ 64,272		
FUCO	501,540		
Total	$565,812	$1,633,649	35%

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

The following items listed below which are identified with an asterisk (*) have heretofore been filed with the Securities and Exchange Commission (SEC) and are incorporated herein by reference and made a part hereof. Exhibits not so identified are filed herewith unless otherwise stated.

Consolidating Financial Statements and Notes

Exhibits

Refer to Exhibit F for a listing of the Financial Statement exhibits.

Pursuant to Exhibit A, the combined Annual Report on Form 10-K for the year ended December 31, 2002, for Alliant Energy, IP&L and WP&L is incorporated herein by reference.

The following Exhibits are filed herewith or incorporated herein by reference. Documents indicated by an asterisk (*) are incorporated herein by reference.

Exhibit A

A.1* Annual Report of Alliant Energy on Form 10-K for the year ended December 31, 2002 (incorporated by reference to File No. 1-9894)

A.2 Annual Report to Shareowners for Alliant Energy for the year ended December 31, 2002 (Filed under cover of Form SE)

A.3* Annual Report of IP&L on Form 10-K for the year ended December 31, 2002 (incorporated by reference to File No. 0-4117-1)

A.4* Annual Report of WP&L on Form 10-K for the year ended December 31, 2002 (incorporated by reference to File No. 0-337)

Exhibit B

Items for Exhibit B for Alliant Energy, IP&L and WP&L are incorporated herein by reference to the combined Annual Report on 10-K for the year ended December 31, 2002.

B.1* Articles of Incorporation of Corporate Services, dated December 8, 1997 (incorporated by reference to Exhibit B.13 to Alliant Energy's Form U5S for the year ended December 31, 1998)

B.2* Articles of Amendment to Articles of Incorporation of Corporate Services, effective as of January 29, 1999 (incorporated by reference to Exhibit B.14 to Alliant Energy's Form U5S for the year ended December 31, 1998)

B.3* Bylaws of Corporate Services, effective as of January 28, 1999 (incorporated by reference to Exhibit B.15 to Alliant Energy's Form U5S for the year ended December 31, 1998)

B.4* Articles of Incorporation of Resources, effective as of January 11, 1988 (incorporated by reference to Exhibit B.16 to Alliant Energy's Form U5S for the year ended December 31, 1998)

B.5* Articles of Merger, Merging IES Diversified Inc. with and into Resources, effective as of April 21, 1998 (incorporated by reference to Exhibit B.17 to Alliant Energy's Form U5S for the year ended December 31, 1998)

B.6* Articles of Amendment to Articles of Incorporation of Resources, effective as of April 23, 1998 (incorporated by reference to Exhibit B.18 to Alliant Energy's Form U5S for the year ended December 31, 1998)

B.7* Articles of Amendment to Articles of Incorporation of Resources, effective as of December 9, 1998 (incorporated by reference to Exhibit B.19 to Alliant Energy's Form U5S for the year ended December 31, 1998)

B.8* Bylaws of Resources, as amended, effective as of January 30, 2001 (incorporated by reference to Exhibit B.11 to Alliant Energy's U5S for the year ended December 31, 2000)

Exhibit C
Items for Exhibit C for Alliant Energy, IP&L and WP&L are incorporated herein by reference to the combined Annual Report on 10-K for the year ended December 31, 2002.

Exhibit D
Tax Allocation Agreement

Exhibit E
None

Exhibit F
F.1 Report of Independent Public Accountants (as reported in Alliant Energy's Annual Report on Form 10-K for the year ended December 31, 2002)

The following exhibits are filed under cover of Form SE:

F.2 Alliant Energy Consolidating Statement of Income for the year ended December 31, 2002
F.3 Alliant Energy Consolidating Balance Sheet as of December 31, 2002
F.4 Alliant Energy Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.5 Alliant Energy Consolidating Statement of Retained Earnings for the year ended December 31, 2002
F.6 Resources Consolidating Statement of Income for the year ended December 31, 2002
F.7 Resources Consolidating Balance Sheet as of December 31, 2002
F.8 Resources Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.9 Resources Consolidating Statement of Retained Earnings for the year ended December 31, 2002
F.10 ISCO Consolidating Statement of Income for the year ended December 31, 2002
F.11 ISCO Consolidating Balance Sheet as of December 31, 2002
F.12 ISCO Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.13 ISCO Consolidating Statement of Retained Earnings for the year ended December 31, 2002
F.14 International Consolidating Statement of Income for the year ended December 31, 2002
F.15 International Consolidating Balance Sheet as of December 31, 2002
F.16 International Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.17 International Consolidating Statement of Retained Earnings for the year ended December 31, 2002
F.18 Investments Consolidating Statement of Income for the year ended December 31, 2002
F.19 Investments Consolidating Balance Sheet as of December 31, 2002
F.20 Investments Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.21 Investments Consolidating Statement of Retained Earnings for the year ended December 31, 2002
F.22 Transportation Consolidating Statement of Income for the year ended December 31, 2002
F.23 Transportation Consolidating Balance Sheet as of December 31, 2002
F.24 Transportation Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.25 Transportation Consolidating Statement of Retained Earnings for the year ended December 31, 2002

Exhibit G
Beginning with 2002 filings, Financial Data Schedules are no longer required due to changes to SEC rules.

Exhibit H
FUCOs are noted as such in Item 1. System Companies and Investments Therein as of December 31, 2002.

Exhibit I
FUCO Financial Statements (Filed under cover of Form SE)

International is organized as a holding company for international investments of Alliant Energy. The assets of International are primarily debt and equity investments in their subsidiary companies. In 2002, International had $11.9 million of operating expenses.

Documents incorporated by reference to filings made by Alliant Energy under the Securities Exchange Act of 1934, as amended, and the Public Utility Holding Company Act of 1935 are under File No. 1-9894. Documents incorporated by reference to filings made by IP&L under the Securities Exchange Act of 1934, as amended, are under File No. 0-4117-1. Documents incorporated by reference to filings made by WP&L under the Securities Exchange Act of 1934, as amended, are under File No. 0-337. Documents incorporated by reference to filings made by IPC under the Securities Exchange Act of 1934, as amended, are under File No. 1-3632.

SIGNATURE

The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

ALLIANT ENERGY CORPORATION

By: /s/ John E. Kratchmer
John E. Kratchmer
Vice President-Controller and Chief Accounting Officer

Date: May 1, 2003

EXHIBIT INDEX

Exhibits	Description
23	Consent of Independent Public Accountants
A.2	Annual Report to Shareowners for Alliant Energy for the year ended December 31, 2002
D	Tax Allocation Agreement
F.1	Report of Independent Public Accountants
F.2	Alliant Energy Consolidating Statement of Income for the year ended December 31, 2002
F.3	Alliant Energy Consolidating Balance Sheet as of December 31, 2002
F.4	Alliant Energy Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.5	Alliant Energy Consolidating Statement of Retained Earnings for the year ended December 31, 2002
F.6	Resources Consolidating Statement of Income for the year ended December 31, 2002
F.7	Resources Consolidating Balance Sheet as of December 31, 2002
F.8	Resources Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.9	Resources Consolidating Statement of Retained Earnings for the year ended December 31, 2002
F.10	ISCO Consolidating Statement of Income for the year ended December 31, 2002
F.11	ISCO Consolidating Balance Sheet as of December 31, 2002
F.12	ISCO Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.13	ISCO Consolidating Statement of Retained Earnings for the year ended December 31, 2002
F.14	International Consolidating Statement of Income for the year ended December 31, 2002
F.15	International Consolidating Balance Sheet as of December 31, 2002
F.16	International Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.17	International Consolidating Statement of Retained Earnings for the year ended December 31, 2002
F.18	Investments Consolidating Statement of Income for the year ended December 31, 2002
F.19	Investments Consolidating Balance Sheet as of December 31, 2002
F.20	Investments Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.21	Investments Consolidating Statement of Retained Earnings for the year ended December 31, 2002
F.22	Transportation Consolidating Statement of Income for the year ended December 31, 2002
F.23	Transportation Consolidating Balance Sheet as of December 31, 2002
F.24	Transportation Consolidating Statement of Cash Flows for the year ended December 31, 2002
F.25	Transportation Consolidating Statement of Retained Earnings for the year ended December 31, 2002
I	FUCO Financial Statements

Exhibit F.1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareowners of Alliant Energy Corporation:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows and changes in common equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, on July 1, 2000, Alliant Energy Corporation changed its method of accounting for derivative instruments to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), and on January 1, 2001, Alliant Energy Corporation's equity method investees changed their method of accounting for derivative instruments to adopt SFAS 133.

By: /s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Milwaukee, Wisconsin
March 18, 2003

ALLIANT ENERGY CORPORATION
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated Interstate Power and Light Company	Consolidated Wisconsin Power and Light Company	Alliant Energy Corporate Services, Inc.	Consolidated Alliant Energy Resources, Inc.	Alliant Energy Nuclear, LLC	Alliant Energy TransCo LLC	Alliant Energy SPE LLC	Alliant Energy Corporation	Eliminations	Consolidated Alliant Energy Corporation
Operating Revenues:										
Electric	$ 964,854,270	$ 787,679,367	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,752,533,637
Gas	214,895,009	179,090,845	-	-	-	-	-	-	-	393,985,854
Steam	31,858,691	-	-	-	-	-	-	-	-	31,858,691
Water	-	5,308,078	-	-	-	-	-	-	-	5,308,078
Non-regulated energy	-	-	-	287,745,625	-	-	-	-	-	287,745,625
Environmental and engineering services	-	-	-	75,760,606	-	-	-	-	-	75,760,606
Professional fees, rents and other	-	-	319,120,625	68,312,485	-	-	-	-	(325,813,170)	61,619,940
Total operating revenues	1,211,607,970	972,078,291	319,120,625	431,818,715	-	-	-	-	(325,813,170)	2,608,812,431
Operating Expenses:										
Electric production fuels	(153,982,573)	(132,491,769)	57,008	-	-	-	-	-	(57,008)	(286,474,343)
Steam production fuels	(17,150,335)	-	(1,646)	-	-	-	-	-	1,646	(17,150,335)
Purchased power	(145,292,376)	(217,208,528)	-	-	-	-	-	-	-	(362,500,904)
Cost of gas sold	(138,875,280)	(110,118,587)	-	-	-	-	-	-	-	(248,993,867)
Cost of non-regulated energy sold	-	-	-	(215,689,791)	-	-	-	-	-	(215,689,791)
Other operating and maintenance	(339,214,046)	(215,690,859)	(292,083,058)	(192,729,236)	-	-	-	(2,115,737)	300,379,114	(741,453,822)
Depreciation	(133,151,501)	(124,833,050)	-	(20,532,968)	-	-	-	-	-	(278,517,519)
Amortization	(12,985,210)	(11,398,664)	(6,209,234)	(7,708,683)	-	-	-	(7,321)	6,209,234	(32,099,878)
Miscellaneous taxes other than income taxes	(64,846,020)	(32,874,186)	(1,312,069)	(6,516,735)	-	-	-	459	1,312,069	(104,236,481)
Total operating expenses	(1,005,497,340)	(844,615,643)	(299,548,999)	(443,177,413)	-	-	-	(2,122,599)	307,845,055	(2,287,116,939)
Operating Income (Loss)	206,110,630	127,462,648	19,571,626	(11,358,697)	-	-	-	(2,122,599)	(17,968,115)	321,695,492
Non-operating Income (Loss), net:										
Income (loss) from consolidated subsidiaries	-	-	-	-	-	-	-	105,283,041	(105,283,041)	-
Equity income (loss) from unconsolidated investments	290,149	17,022,248	-	(31,336,674)	258,369	-	-	940,520	-	(12,825,388)
Dividend income	900	9,306	-	258,851	-	-	-	5,841	-	274,897
Minority interest of income (loss)	-	-	-	(4,658,650)	-	-	-	-	-	(4,658,650)
Allowance for equity funds used during construction	2,493,602	1,553,690	-	-	-	-	-	-	-	4,047,292
Allowance for borrowed funds used during construction	2,563,431	1,084,966	784,053	-	-	-	-	-	(784,053)	3,648,398
Gain (loss) on disposition of assets	(205,930)	(341)	-	1,545,924	-	-	-	(1,462,398)	-	(122,744)
Gain (loss) on valuation of McLeodUSA Incorporated trading shares	-	-	-	(5,015,296)	-	-	-	-	-	(5,015,296)
Gain (loss) on valuation of PHONES embedded option	-	-	-	358,445	-	-	-	-	-	358,445
Other income and (deductions) - net	3,605,985	(2,872,937)	(12,966,016)	(56,347,134)	-	-	-	(270,231)	12,955,593	(55,894,740)
Total non-operating income (loss), net	8,748,137	16,796,932	(12,181,963)	(95,194,533)	258,369	-	-	104,496,773	(93,111,500)	(70,187,785)
Earnings Before Interest and Taxes	214,858,766	144,259,581	7,389,663	(106,553,231)	258,369	-	-	102,374,174	(111,079,615)	251,507,707
Interest Income (Expense), net:										
Interest expense	(66,792,298)	(39,632,703)	(4,868,420)	(74,473,918)	-	-	-	(5,639,578)	4,868,420	(186,538,498)
Interest income from loans to discontinued operations, net	-	-	-	15,959,485	-	-	-	-	-	15,959,485
Interest expense - intercompany	(666,143)	(569,061)	(3,809,502)	(2,013,276)	-	(6,085)	-	-	7,064,067	-
Interest income	5,495,773	21,590,170	24,211	9,422,099	-	6,085	-	1,106,395	(24,211)	37,620,522
Interest income - intercompany	275,076	-	2,205,991	-	-	-	-	4,572,578	(7,053,645)	-
Total interest income (expense), net	(61,687,592)	(18,611,594)	(6,447,720)	(51,105,610)	-	-	-	39,395	4,854,631	(132,958,490)
Income (Loss) from continuing operations before Income Taxes and Preferred Dividends	153,171,174	125,647,987	941,943	(157,658,841)	258,369	-	-	102,413,570	(106,224,984)	118,549,217
Income Taxes:										
Current - Federal:	(28,218,048)	(42,780,918)	1,065,065	45,400,360	-	-	-	6,216,784	(1,065,065)	(19,381,822)
- State:	(17,830,131)	(9,711,546)	10,767	5,628,900	-	-	-	293,927	(10,767)	(21,618,849)
-Foreign	-	-	-	(5,513,801)	-	-	-	-	-	(5,513,801)
Deferred - Federal:	(22,769,899)	5,039,662	(1,740,944)	2,834,989	-	-	-	(1,884,402)	1,740,944	(16,779,650)
- State:	678,443	(1,285,436)	(276,831)	3,235,963	-	-	-	(158,921)	276,831	2,470,048
Section 29 tax credits	239,393	-	-	14,714,834	-	-	-	-	-	14,954,227
Amortization of investment tax credits	3,356,393	1,807,504	-	-	-	-	-	-	-	5,163,897
Low income housing tax credits	-	-	-	95,328	-	-	-	-	-	95,328
Other tax credits	2,249,856	2,206,902	-	45,893	-	-	-	-	-	4,502,651
Total income tax expense (benefit)	(62,293,992)	(44,723,832)	(941,943)	66,442,466	-	-	-	4,467,388	941,943	(36,107,970)
Preferred Dividend Requirements of Subsidiaries	(2,861,777)	(3,310,247)	-	-	-	-	-	-	-	(6,172,024)
Income (loss) from continuing operations	88,015,404	77,613,908	-	(91,216,375)	258,369	-	-	106,880,958	(105,283,041)	76,269,222
Income (loss) from discontinued operations, net of tax	-	-	-	30,611,690	-	-	-	-	-	30,611,690
Net Income (Loss)	$ 88,015,404	$ 77,613,908	$ -	$ (60,604,685)	$ 258,369	$ -	$ -	$ 106,880,958	$ (105,283,041)	$ 106,880,912

ALLIANT ENERGY CORPORATION
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2002

ASSETS :	Consolidated Interstate Power and Light Company	Consolidated Wisconsin Power and Light Company	Alliant Energy Corporate Services, Inc.	Consolidated Alliant Energy Resources, Inc.	Alliant Energy Nuclear, LLC	Alliant Energy TransCo LLC	Alliant Energy SPB LLC	Alliant Energy Corporation	Eliminations	Consolidated Alliant Energy Corporation
Property, Plant and Equipment:										
Utility:										
Plant in service:										
Electric	$ 3,451,547,172	$ 1,843,834,136	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 5,295,381,309
Gas	326,470,487	286,651,920	-	-	-	-	-	-	-	613,122,407
Water	-	33,061,530	-	-	-	-	-	-	-	33,061,530
Steam	59,736,567	-	-	-	-	-	-	-	-	59,736,567
Common and other	195,326,975	242,329,620	-	-	-	-	-	-	-	437,656,595
Subtotal	4,033,081,201	2,405,877,206	-	-	-	-	-	-	-	6,438,958,407
Accumulated depreciation	(2,163,370,663)	(1,410,036,014)	-	-	-	-	-	-	-	(3,573,406,677)
Total net plant in service	1,869,710,538	995,841,193	-	-	-	-	-	-	-	2,865,551,731
Construction work in progress	166,349,695	96,746,404	-	-	-	-	-	-	-	263,096,099
Nuclear fuel, net of amortization	41,727,600	17,139,130	-	-	-	-	-	-	-	58,866,730
Total utility plant, net	2,077,787,832	1,109,726,727	-	-	-	-	-	-	-	3,187,514,560
Other Property, Plant and Equipment:										
Land	708,307	63,436	-	11,578,143	-	-	-	-	(75,299)	12,274,587
Buildings and land improvements	5,003,920	27,295	-	56,912,821	-	-	-	-	-	61,944,037
Accumulated depreciation - building and land improvements	(361,286)	(11,697)	-	(7,010,463)	-	-	-	-	-	(7,383,447)
Machinery and production equipment	1	-	-	220,925,147	-	-	-	-	-	220,925,148
Accumulated depreciation - production machinery and equipment	-	-	-	(38,654,455)	-	-	-	-	-	(38,654,455)
Office furniture, fixtures and equipment	-	192,567	77,408,788	11,150,977	-	-	-	-	-	88,752,333
Accumulated depreciation - office furniture, fixtures and equipment	-	(142,262)	(8,565,815)	(6,863,940)	-	-	-	-	-	(15,572,018)
Other property, plant and equipment	5,801,735	628,478	6,659,447	233,997,001	-	-	-	-	(35,245)	247,051,416
Accumulated depreciation - other property, plant and equipment	(2,350,386)	(86,257)	-	(25,208,008)	-	-	-	-	-	(27,644,651)
Total other property, plant and equipment, net	8,802,292	671,559	75,502,420	456,827,223	-	-	-	-	(110,544)	541,692,950
Total property, plant and equipment	2,086,590,125	1,110,398,286	75,502,420	456,827,223	-	-	-	-	(110,544)	3,729,207,509
Investments:										
Consolidated subsidiaries	5,000	5,000	-	-	-	-	-	1,817,451,508	(1,817,461,508)	-
Equity method investments:										
Unconsolidated foreign entities	-	-	-	297,087,653	-	-	-	-	-	297,087,653
American Transmission Company, LLC	-	112,017,840	-	-	-	-	-	-	-	112,017,840
Other	290,149	9,653,078	-	29,064,713	3,162,535	287,961	-	-	-	42,458,436
Cost method investments:										
Nuclear decommissioning trust funds	121,157,769	223,734,250	-	-	-	-	-	-	-	344,892,019
McLeodUSA Incorporated - Available-for-sale shares	-	-	-	1,923,771	-	-	-	-	-	1,923,771
McLeodUSA Incorporated - Trading shares	-	-	-	769,369	-	-	-	-	-	769,369
Capstone Turbine Corporation	-	-	-	1,317,857	-	-	-	-	-	1,317,857
Unconsolidated foreign entities	-	-	-	76,728,144	-	-	-	-	-	76,728,144
Cash surrender value-on life insurance policies	8,991,770	9,661,027	-	1,456,665	-	-	-	11,555,140	-	31,664,602
Other	4,205,201	1,706,140	-	21,824,371	-	-	-	104,528	-	27,840,240
Total investments	134,649,889	356,777,335	-	430,172,543	3,162,535	287,961	-	1,829,111,175	(1,817,461,508)	936,699,931
Current Assets:										
Cash	68,363	74,809	956,034	47,621,549	-	-	10,000	3,520	-	48,734,275
Temporary cash investments	6,007,845	8,502,623	-	627,444	-	-	-	-	-	15,137,912
Loans to money pools	-	-	-	0	-	-	-	244,763,539	(244,763,539)	0
Customer accounts receivable	893,875	1,769,746	2,279,209	82,060,190	-	-	-	-	-	87,003,020
Accumulated provision for uncollectible accounts - customer accounts receivable	(893,875)	(1,769,717)	(47,353)	(10,010,355)	-	-	-	-	-	(12,721,300)
Other accounts receivable	28,285,423	18,648,194	285,446	6,873,124	-	-	-	6,547,184	-	60,639,371
Accumulated provision for uncollectible accounts - other accounts receivable	(387,773)	(457,603)	-	-	-	-	-	-	-	(845,376)
Unbilled utility revenues	42,647,278	7,976,541	-	-	-	-	-	-	-	50,623,819
Other unbilled revenues	-	-	-	7,308,364	-	-	-	-	-	7,308,364
Notes receivable-current	1,841,369	31,189	-	16,417,945	-	-	-	-	-	18,290,504
Accumulated provision for uncollectible accounts - current notes receivable	-	-	-	(310,090)	-	-	-	-	-	(310,090)
Intercompany accounts receivable (accounts, notes, dividends, taxes, etc.)	79,104,801	21,484,179	83,971,822	4,222,632	-	-	360,862	2,486,855	(191,631,152)	-
Income tax accounts receivable	6,411,500	-	-	72,882,370	-	-	-	18,174,663	-	97,468,534
Production fuel, at average cost	36,851,741	18,979,788	-	7,294,065	-	-	-	-	-	63,125,594
Materials and supplies, at average cost	28,821,395	22,132,756	-	7,648,447	-	-	-	-	-	58,602,598
Gas stored underground, at average cost	19,450,314	16,678,745	-	26,668,065	-	-	-	-	-	62,797,124
Regulatory assets - current	14,528,856	27,992,478	-	-	-	-	-	-	-	42,521,334
Restricted cash - current	395,639	174,051	-	9,115,929	-	-	-	-	-	9,685,619
Derivative assets - current	1,543,803	2,717,383	-	2,173,740	-	-	-	-	-	6,434,926
Adjustment clause balance	3,547,767	7,195	-	-	-	-	-	-	-	3,554,962
Prepaid gross receipts tax	-	27,388,301	-	-	-	-	-	-	-	27,388,301
Prepayments and other	3,748,511	5,673,912	2,978,316	11,316,541	-	-	-	660,477	-	24,379,756
Assets of discontinued operations	-	-	-	944,327,939	-	-	-	-	-	944,327,939
Total current assets	272,866,832	178,006,573	90,423,474	1,236,237,900	-	-	370,862	272,636,239	(436,394,691)	1,614,147,188
Other Assets:										
Regulatory assets - noncurrent	199,691,302	102,673,460	-	-	-	-	-	-	-	302,364,762
Notes receivable - noncurrent	203,398	37,876	-	32,229,498	-	418,612	-	-	-	32,889,385
Intercompany receivable - noncurrent	-	-	27,583,000	-	-	-	-	-	(27,583,000)	-
Restricted cash - noncurrent	-	-	-	443,459	-	-	-	-	-	443,459
Prepaid pension costs	-	64,377,942	-	-	-	-	-	-	-	64,377,942
Unamortized debt expenses	5,506,931	8,407,978	-	18,195,842	-	-	-	-	-	32,110,750
Goodwill	-	-	-	71,089,508	-	-	-	-	-	71,089,508
Accumulated amortization - Goodwill	-	-	-	(5,429,388)	-	-	-	-	-	(5,429,388)
Other intangible assets	-	-	-	30,301,728	-	-	-	-	-	30,301,728
Accumulated amortization - Other intangible assets	-	-	-	(11,038,331)	-	-	-	-	-	(11,038,331)
Deferred charges and other	38,897,309	163,917,537	6,037	1,409,780	-	-	-	-	-	204,230,664
Total other assets	244,298,940	339,414,793	27,589,037	137,202,096	-	418,612	-	-	(27,583,000)	721,340,479
Total Assets	$ 2,738,405,786	$ 1,984,596,987	$ 193,514,931	$ 2,260,439,761	$ 3,162,535	$ 706,574	$ 370,862	$ 2,101,747,414	$ (2,281,549,743)	$ 7,001,395,108

ALLIANT ENERGY CORPORATION
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2002

	Consolidated Interstate Power and Light Company	Consolidated Wisconsin Power and Light Company	Alliant Energy Corporate Services, Inc.	Consolidated Alliant Energy Resources, Inc.	Alliant Energy Nuclear, LLC	Alliant Energy TransCo LLC	Alliant Energy SPE LLC	Alliant Energy Corporation	Eliminations	Consolidated Alliant Energy Corporation
CAPITALIZATION AND LIABILITIES:										
Capitalization:										
Common stock	$ 33,426,970	$ 66,183,005	$ 1	$ -	$ -	$ -	$ -	$ 923,042	$ (99,609,976)	$ 923,042
Additional paid-in capital	477,701,415	325,602,991	-	232,743,229	3,337,500	-	10,000	1,293,950,030	(1,039,395,118)	1,293,950,046
Deferred compensation trust	-	-	-	-	-	-	-	(6,895,811)	-	(6,895,811)
Other compensation	-	-	-	-	-	-	-	(30,552)	-	(30,552)
Retained earnings	374,428,142	399,301,920	-	114,838,460	(174,965)	-	-	758,291,054	(888,497,871)	758,186,740
Other comprehensive income:										
Unrealized security gain (loss)	-	-	-	4,055,820	-	-	-	4,055,820	(4,055,820)	4,055,820
Cumulative foreign currency translation adjustments	-	-	-	(164,592,906)	-	-	-	(164,586,892)	164,586,892	(164,592,906)
Cumulative effect of change in accounting principle	-	-	-	-	-	-	-	-	-	-
Accumulated derivative gain (loss)	-	317,100	-	(6,118,669)	-	-	-	(5,801,569)	5,801,569	(5,801,569)
Minimum pension liability adjustments	(18,887,440)	(24,424,920)	-	(292,150)	-	-	-	(43,604,510)	43,604,510	(43,604,510)
Total common equity	866,669,087	766,980,096	1	180,633,783	3,162,535	-	10,000	1,836,300,612	(1,817,565,815)	1,836,190,299
Preferred stock (optional sinking fund)	145,100,000	59,963,000	-	-	-	-	-	-	-	205,063,000
Long-term debt	855,389,392	468,208,190	-	1,290,204,985	-	-	-	24,000,000	-	2,637,802,567
Total capitalization	1,867,158,479	1,295,151,286	1	1,470,838,768	3,162,535	-	10,000	1,860,300,612	(1,817,565,815)	4,679,055,866
Current Liabilities:										
Current maturities and sinking funds	5,080,000	-	-	41,510,811	-	-	-	-	-	46,590,811
Variable rate demand bonds	-	55,100,000	-	-	-	-	-	-	-	55,100,000
Commercial paper	-	60,000,000	-	-	-	-	-	135,500,000	-	195,500,000
Borrowings from money pools	-	-	79,002,114	165,761,425	-	-	-	-	(244,763,539)	-
Notes payable	-	-	-	725,041	-	-	-	85,000,000	-	85,725,041
Other short term borrowings	-	-	-	27,995,630	-	-	-	-	-	27,995,630
Accounts payable	83,125,889	90,869,018	49,333,281	61,503,079	-	-	325,005	1,533,845	-	286,690,117
Dividends payable - common	-	-	-	1,185,956	-	-	-	695,125	-	1,881,081
Dividends payable - preferred	378,596	434,591	-	-	-	-	-	-	-	813,187
Intercompany payables (accounts, notes, dividends, taxes, etc.)	41,537,300	43,276,015	38,124,154	64,733,003	-	706,574	35,856	3,218,249	(191,631,152)	-
Accrued payroll - vacation	9,143,058	6,988,746	7,963,778	5,542,834	-	-	-	-	-	29,638,417
Accrued interest	14,628,358	8,969,120	-	8,725,509	-	-	-	2,496,456	-	34,819,443
Accrued income taxes	3,551,849	18,169,885	(613,335)	9,111,690	-	-	-	9,743,483	-	39,963,572
Accrued other taxes (property, payroll, etc.)	58,583,647	1,182,905	1,246,885	5,037,602	-	-	-	-	-	66,051,038
Accumulated refueling outage provision	13,845,381	-	-	-	-	-	-	-	-	13,845,381
Environmental liabilities - current	6,706,573	632,914	-	5,317	-	-	-	-	-	7,344,805
Derivative liabilities - current	623,463	7,118,606	-	1,327,529	-	-	-	-	-	9,069,598
Adjustment clause balance	3,183,988	-	-	-	-	-	-	-	-	3,183,988
Reserves	-	-	-	468,595	-	-	-	-	-	468,595
Regulatory liabilities - current	-	16,937,992	-	-	-	-	-	-	-	16,937,992
Obligations under capital lease - current	14,070,093	-	-	25,959	-	-	-	-	-	14,096,052
Liabilities of discontinued operations	-	-	-	134,999,322	-	-	-	-	-	134,999,322
Other current liabilities	6,838,331	4,920,269	3,656,110	40,379,767	-	-	-	9,000	-	55,803,476
Total current liabilities	261,296,527	314,600,061	178,712,986	569,039,068	-	706,574	360,862	238,196,159	(436,394,691)	1,126,517,545
Deferred Credits and Other Non-Current Liabilities:										
Accumulated deferred income taxes:										
Other comprehensive income	(13,312,560)	(16,375,080)	-	(22,865,338)	-	-	-	-	-	(52,552,978)
Other	326,620,178	208,269,346	(12,849,006)	160,128,001	-	-	-	(3,198,111)	-	678,970,408
Accumulated deferred investments tax credits	31,134,854	23,240,618	-	-	-	-	-	-	-	54,375,472
Intercompany payables - noncurrent	15,897,414	10,730,303	-	834,094	-	-	-	121,189	(27,583,000)	-
Pension and other benefit obligations	88,449,482	58,921,054	22,963,221	4,348,197	-	-	-	6,327,565	-	181,009,519
Obligations under capital lease - noncurrent	27,704,446	-	-	6,567	-	-	-	-	-	27,711,013
Environmental liabilities - noncurrent	39,848,972	8,811,265	-	70,000	-	-	-	-	-	48,730,238
Reserves	7,175,426	4,852,869	-	1,240,874	-	-	-	-	-	13,269,168
Regulatory liabilities - noncurrent	78,994,944	15,305,126	-	-	-	-	-	-	-	94,300,070
Customer advances for construction	3,802,799	36,554,851	-	-	-	-	-	-	-	40,357,650
Minority interest	-	-	-	43,425,474	-	-	-	-	-	43,425,474
Other	3,634,825	24,535,288	4,687,730	33,374,056	-	-	-	-	(6,237)	66,225,662
Total long-term liabilities	609,950,780	374,845,641	14,801,944	220,561,925	-	-	-	3,250,643	(27,589,237)	1,195,821,696
Total Liabilities and Capitalization	$ 2,738,405,786	$ 1,984,596,987	$ 193,514,931	$ 2,260,439,761	$ 3,162,535	$ 706,574	$ 370,862	$ 2,101,747,414	$ (2,281,549,743)	$ 7,001,395,108

Exhibit F.4

ALLIANT ENERGY CORPORATION
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated Interstate Power and Light Company	Consolidated Wisconsin Power and Light Company	Alliant Energy Corporate Services, Inc.	Consolidated Alliant Energy Resources, Inc.	Alliant Energy Nuclear, LLC	Alliant Energy TransCo LLC	Alliant Energy SPE LLC	Alliant Energy Corporation	Eliminations	Consolidated Alliant Energy Corporation
Cash flows from (used for) operating activities:										
Net income	90,877,181	$ 80,924,154	$ -	$ (60,604,603)	$ 258,369	$ -	$ -	$ 106,880,958	(111,455,065)	$ 106,880,995
Adjustments to reconcile net income to net cash flows from (used for) operating activities:										
Income from discontinued operations, net of tax	-	-	-	(30,611,696)	-	-	-	-	-	(30,611,696)
Depreciation and amortization	146,136,710	136,231,711	-	28,241,653	-	-	-	7,320	-	310,617,394
Other amortizations	21,955,863	27,665,430	-	1,946,265	-	-	-	-	-	51,567,558
Deferred taxes and investment tax credits	18,735,054	(5,561,728)	2,017,775	(6,070,952)	-	-	-	2,043,322	(2,017,775)	9,145,696
Losses (gains) on dispositions of assets, net	205,930	340	-	(1,545,677)	-	-	-	1,462,488	-	123,081
Equity loss (income) from equity method investments	(290,149)	(17,022,248)	-	31,336,672	(258,369)	-	-	(940,520)	-	12,825,386
Distributions from equity method investments	-	13,198,804	-	6,316,887	-	-	-	2,154,932	-	21,670,623
Non-cash valuation charges	-	-	-	66,379,200	-	-	-	-	-	66,379,200
Other	5,738,160	(22,159,900)	-	(14,992,273)	-	-	-	1,819,411	-	(29,594,602)
Other changes in assets and liabilities:										
Accounts receivable	(99,485,058)	5,786,167	(38,212,838)	4,979,913	-	-	20,941	(3,322,441)	133,245,019	3,011,703
Income tax refunds receivable	-	-	-	(61,444,658)	-	-	-	(10,622,960)	-	(72,067,618)
Gas stored underground, at average cost	(1,003,637)	5,508,389	-	(10,187,810)	-	-	-	-	-	(5,683,058)
Accounts payable	47,570,365	(228,592)	36,244,212	85,971,876	-	706,573	(20,941)	1,789,532	(133,244,728)	38,788,297
Accrued taxes	(8,611,953)	17,296,030	(3,948,818)	4,437,338	-	-	-	9,743,483	-	18,916,080
Other	28,601,703	(17,888,119)	(11,784,466)	44,963,652	-	(418,612)	-	(3,421,145)	2,017,483	42,070,496
Net cash flows from (used for) operating activities	250,430,169	223,750,438	(15,684,135)	89,115,788	-	287,961	-	107,594,380	(111,455,066)	544,039,535
Cash flows from (used for) financing activities:										
Common stock dividends	(81,789,430)	(59,645,233)	-	-	-	-	-	(180,987,680)	141,434,663	(180,987,680)
Preferred stock dividends	(2,862,077)	(3,310,247)	-	-	-	-	-	-	6,172,324	-
Proceeds from issuance of common stock	-	-	-	-	-	-	-	56,066,032	-	56,066,032
Net change in Alliant Energy Resources, Inc.'s credit facility	-	-	-	(383,610,000)	-	-	-	-	-	(383,610,000)
Proceeds from issuance of other long-term debt	-	-	-	300,022,705	-	-	-	-	-	300,022,705
Reductions of other long-term debt	(560,000)	-	-	(20,258,262)	-	-	-	-	-	(20,818,262)
Net change in commercial paper and other short-term borrowings	-	60,000,000	-	(11,965,931)	-	-	-	152,111,000	-	200,145,069
Net change in borrowings from / (loans to) money pools	(38,047,113)	(90,816,105)	39,106,397	165,761,426	-	-	-	(76,004,605)	-	-
Net change in loans to discontinued operations	-	-	-	49,320,187						49,320,187
Other	129,545,264	66,086,117	3,166,030	(15,759,899)	1,025,000	-	(5,000)	1,416,712	(121,522,290)	63,951,934
Net cash flows from (used for) financing activities	6,286,644	(27,685,468)	42,272,427	83,510,226	1,025,000	-	(5,000)	(47,398,541)	26,084,697	84,089,985
Cash flows from (used for) investing activities:										
Construction and acquisition expenditures:										
Regulated domestic utilities	(247,814,861)	(156,920,653)	-	-	-	-	-	-	-	(404,735,514)
Non-regulated businesses	-	-	-	(218,278,446)	-	-	-	-	-	(218,278,446)
Corporate Services and other	-	-	(32,699,223)	-	(1,025,000)	-	-	(50,000)	-	(33,774,223)
Nuclear decommissioning trust fund contributions	(6,830,838)	(16,092,000)	-	-	-	-	-	-	-	(22,922,838)
Proceeds from the disposition of assets	-	-	-	8,295,532	-	-	-	19,349,389	-	27,644,921
Other	3,918,275	(14,782,145)	6,209,234	24,854,654	-	(287,961)	-	(85,873,081)	85,370,369	19,409,345
Net cash flows from (used for) investing activities	(250,727,424)	(187,794,798)	(26,489,989)	(185,128,260)	(1,025,000)	(287,961)	-	(66,573,692)	85,370,369	(632,656,755)
Net increase (decrease) in cash and temporary cash investments	5,989,389	8,270,172	98,303	(12,502,246)	-	-	(5,000)	(6,377,853)	-	(4,527,235)
Cash and temporary cash investments at beginning of period	86,818	307,251	857,731	60,751,241	-	-	15,000	6,381,373	-	68,399,414
Cash and temporary cash investments at end of period	$ 6,076,207	$ 8,577,423	$ 956,034	$ 48,248,995	$ -	$ -	$ 10,000	$ 3,520	$ -	$ 63,872,179

Exhibit F.5

ALLIANT ENERGY CORPORATION
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated Interstate Power and Light Company	Consolidated Wisconsin Power and Light Company	Alliant Energy Corporate Services, Inc.	Consolidated Alliant Energy Resources, Inc.	Alliant Energy Nuclear, LLC	Alliant Energy TransCo LLC	Alliant Energy SPE LLC	Alliant Energy Corporation	Eliminations	Consolidated Alliant Energy Corporation
Balance at January 1, 2002	$ 368,202,466	$ 381,333,244	$-	$ 175,443,174	$ (433,334)	$-	$-	$ 832,397,776	$ (924,649,493)	$ 832,293,833
Net income	90,877,181	80,924,154	-	(60,604,685)	258,369	-	-	106,880,958	(111,455,065)	106,880,912
Cash dividends declared on common stock	(81,789,728)	(59,645,232)	-	-	-	-	-	(180,987,680)	141,434,663	(180,987,977)
Cash dividends declared on preferred stock	(2,861,777)	(3,310,247)	-	-	-	-	-	-	6,172,024	0
Balance at December 31, 2002	$ 374,428,142	$ 399,301,920	$-	$ 114,838,489	$ (174,965)	$-	$-	$ 758,291,054	$ (888,497,871)	$ 758,186,768

On January 1, 2002, Interstate Power Company merged with and into IES Utilities Inc. and IES Utilities Inc. changed its name to Interstate Power and Light Company.

ALLIANT ENERGY RESOURCES, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated Alliant Energy Integrated Services Company	Consolidated Alliant Energy International, Inc.	Consolidated Alliant Energy Investments, Inc.	Consolidated Alliant Energy Transportation, Inc.	Whiting Petroleum Corporation	Capital Square Financial Corporation	LNT Communications LLC	AER Holding Company	SmartEnergy, Inc.	Consolidated AEG Worldwide, Inc.	Alliant Energy Synfuel LLC	Alliant Energy Resources, Inc.	Eliminations	Consolidated Alliant Energy Resources, Inc.
Operating Revenues:														
Non-regulated energy	$ 143,244,080	$ 99,050,016	$ -	$ -	$ -	$ -	$ -	$ -	$ 45,451,529	$ -	$ -	$ -	$ -	$ 287,745,625
Environmental and engineering services	75,795,092	-	-	-	-	-	-	-	-	-	-	-	(34,486)	75,760,606
Professional fees, rents and other	39,749,963	4,178,517	6,127,682	19,994,663	-	-	-	-	-	-	-	3,258,738	(4,997,078)	68,312,485
Total operating revenues	258,789,134	103,228,533	6,127,682	19,994,663	-	-	-	-	45,451,529	-	-	3,258,738	(5,031,564)	431,818,715
Operating Expenses:														
Cost of non-regulated energy sold	(136,560,790)	(48,578,516)	-	-	-	-	-	-	(30,550,485)	-	-	-	-	(215,689,791)
Other operating and maintenance	(105,858,485)	(34,062,056)	(4,036,960)	(11,257,417)	-	-	-	(36,233)	(23,636,832)	(7,122,712)	(277,812)	(11,472,293)	5,031,564	(192,729,236)
Depreciation	(7,951,215)	(9,135,799)	(114,362)	(2,355,181)	-	-	-	-	(761,039)	(41,093)	-	(174,278)	-	(20,532,968)
Amortization	(1,141,989)	(2,111,575)	-	(43,290)	-	-	-	-	(266,256)	-	(4,049,963)	(95,610)	-	(7,708,683)
Miscellaneous taxes other than income taxes	(3,421,479)	(161,211)	(83,288)	(1,666,322)	-	-	-	-	(370,644)	(16,394)	-	(797,396)	-	(6,516,735)
Total operating expenses	(254,933,958)	(94,049,157)	(4,234,611)	(15,322,211)	-	-	-	(36,233)	(55,585,256)	(7,180,199)	(4,327,775)	(12,539,578)	5,031,564	(443,177,413)
Operating Income (Loss)	3,855,177	9,179,376	1,893,071	4,672,452	-	-	-	(36,233)	(10,133,727)	(7,180,199)	(4,327,775)	(9,280,840)	-	(11,358,697)
Non-operating Income (Loss), net:														
Income (loss) from consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(71,645,749)	71,645,749	-
Equity income (loss) from unconsolidated investments	113,722	(17,057,239)	(166,287)	-	-	-	-	-	-	-	(12,721,690)	(1,505,180)	-	(31,336,674)
Dividend income	-	252,797	-	-	-	-	-	-	-	-	-	6,054	-	258,851
Minority interest of income (loss)	(1,059,691)	(3,886,187)	(246,316)	-	-	-	-	-	-	-	-	-	533,545	(4,658,650)
Gain (loss) on dispositions of assets	(845,627)	(32,787)	972,709	87,945	-	-	-	1,478,973	(204)	-	-	(115,084)	-	1,545,924
Gain (loss) on valuation of McLeodUSA Incorporated trading shares	-	-	-	-	-	-	-	-	-	-	-	(5,015,296)	-	(5,015,296)
Gain (loss) on valuation of PHONES embedded option	-	-	-	-	-	-	-	-	-	-	-	358,445	-	358,445
Other income and (deductions) - net	(10,520,943)	(2,541,667)	(26,623,441)	1,109,724	-	-	(40,151,809)	(8,914,032)	(6,915,610)	(7,147)	-	(1,740,255)	39,958,047	(56,347,134)
Total non-operating income (loss), net	(12,312,539)	(23,265,084)	(26,063,335)	1,197,668	-	-	(40,151,809)	(7,435,059)	(6,915,814)	(7,147)	(12,721,690)	(79,657,065)	112,137,340	(95,194,533)
Earnings Before Interest and Taxes	(8,457,363)	(14,085,708)	(24,170,263)	5,870,120	-	-	(40,151,809)	(7,471,292)	(17,049,541)	(7,187,346)	(17,049,465)	(88,937,905)	112,137,340	(106,553,231)
Interest Income (Expense), net:														
Interest expense	157,539	(3,679,761)	(77,938)	(34,151)	-	-	-	-	(11,077)	-	(1,718,694)	(69,109,837)	-	(74,473,918)
Interest income from loans to discontinued operations, net	-	5,978,151	-	-	-	-	-	-	-	-	-	9,981,334	-	15,959,485
Interest expense - intercompany	(8,549,050)	(43,259,017)	(2,874,020)	(445,635)	-	-	-	-	(964,701)	(1,955)	(136,899)	(2,688,122)	56,906,122	(2,013,276)
Interest income	1,889,560	6,646,940	606,548	14,122	-	-	-	230,523	11,309	-	-	23,097	-	9,422,099
Interest income - intercompany	382,719	-	21,382,426	178,012	-	-	-	47,168	-	-	-	34,915,797	(56,906,122)	-
Total interest income (expense), net	(6,119,232)	(34,313,687)	19,037,015	(287,651)	-	-	-	277,691	(964,469)	(1,955)	(1,855,592)	(26,877,731)	-	(51,105,610)
Income (Loss) from continuing operations before Income Taxes	(14,576,594)	(48,399,395)	(5,133,248)	5,582,470	-	-	(40,151,809)	(7,193,601)	(18,014,010)	(7,189,301)	(18,905,057)	(115,815,636)	112,137,340	(157,658,841)
Income Taxes:														
Current - Federal:	7,904,257	11,048,101	(6,147,611)	(1,525,150)	-	-	-	(602,151)	2,294,508	2,326,608	6,616,770	23,485,028	-	45,400,360
- State:	(1,202,797)	7,153,546	(227,542)	(307,678)	-	-	-	-	(47,432)	523,478	-	(262,675)	-	5,628,900
-Foreign	629,863	(6,143,664)	-	-	-	-	-	-	-	-	-	-	-	(5,513,801)
Deferred - Federal:	(3,101,753)	(834,894)	7,990,001	40,385	-	-	-	3,119,911	4,046,228	4,375	-	5,556,061	(13,985,325)	2,834,989
- State:	1,328,350	-	1,508,890	(15,813)	-	-	-	-	-	593	-	3,039,188	(2,625,245)	3,235,963
Section 29 tax credits	412,342	-	-	-	-	-	-	-	-	-	14,302,492	-	-	14,714,834
Low income housing tax credits	-	-	95,328	-	-	-	-	-	-	-	-	-	-	95,328
Other tax credits	-	-	-	-	-	-	-	-	-	-	-	45,893	-	45,893
Total income tax expense (benefit)	5,970,263	11,223,089	3,219,066	(1,808,256)	-	-	-	2,517,760	6,293,304	2,855,054	20,919,262	31,863,495	(16,610,570)	66,442,466
Preferred Dividend Requirements of Subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income (loss) from continuing operations	(8,606,332)	(37,176,306)	(1,914,182)	3,774,214	-	-	(40,151,809)	(4,675,841)	(11,720,706)	(4,334,247)	2,014,205	(83,952,141)	95,526,770	(91,216,375)
Income (loss) from discontinued operations, net of tax	-	10,488,435	6,437,444	-	13,592,010	93,801	-	-	-	-	-	-	-	30,611,690
Net Income (Loss)	$ (8,606,332)	$ (26,687,871)	$ 4,523,262	$ 3,774,214	$ 13,592,010	$ 93,801	$ (40,151,809)	$ (4,675,841)	$ (11,720,706)	$ (4,334,247)	$ 2,014,205	$ (83,952,141)	$ 95,526,770	$ (60,604,685)

ALLIANT ENERGY RESOURCES, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2002

ASSETS:	Consolidated Alliant Energy Integrated Services Company	Consolidated Alliant Energy International, Inc.	Consolidated Alliant Energy Investments, Inc.	Consolidated Alliant Energy Transportation, Inc.	Whiting Petroleum Corporation	Capital Square Financial Corporation	LNT Communications LLC	AER Holding Company	SmartEnergy, Inc.	Consolidated AEG Worldwide, Inc.	Alliant Energy Synfuel LLC	Alliant Energy Resources, Inc.	Eliminations	Consolidated Alliant Energy Resources, Inc.
Property, Plant and Equipment:														
Other Property, Plant and Equipment:														
Land	$ 254,514	$ -	$ 6,086,683	$ 5,236,946	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 11,578,143
Buildings and land improvements	2,602,858	44,290,255	2,355,142	7,581,196	-	-	-	-	-	43,418	-	39,953	-	56,912,821
Accumulated depreciation - building and land improvements	(665,479)	(4,157,825)	(879,113)	(1,295,954)	-	-	-	-	-	(2,843)	-	(9,249)	-	(7,010,463)
Machinery and production equipment	77,120,439	134,887,918	51,827	8,710,172	-	-	-	-	-	26,507	-	128,284	-	220,925,147
Accumulated depreciation - production machinery and equipment	(19,835,571)	(14,312,766)	(32,629)	(4,376,600)	-	-	-	-	-	(2,952)	-	(93,936)	-	(38,654,455)
Office furniture, fixtures and equipment	6,072,548	1,953,780	162,230	82,581	-	-	-	-	1,710,602	218,331	-	950,907	-	11,150,977
Accumulated depreciation - office furniture, fixtures and equipment	(3,634,832)	(1,293,907)	(149,401)	(25,356)	-	-	-	-	(936,709)	(67,113)	-	(756,622)	-	(6,863,940)
Other property, plant and equipment	18,953,770	10,784,891	175,955	47,968,412	-	-	-	-	-	277,101	-	156,210,542	(373,671)	233,997,001
Accumulated depreciation - other property, plant and equipment	(6,885,100)	(972,954)	(161,839)	(17,186,879)	-	-	-	-	-	-	-	(1,217)	-	(25,208,008)
Total other property, plant and equipment, net	73,983,148	171,179,392	7,608,835	46,694,517	-	-	-	-	773,893	492,449	-	156,468,660	(373,671)	456,827,223
Total property, plant and equipment	73,983,148	171,179,392	7,608,835	46,694,517	-	-	-	-	773,893	492,449	-	156,468,660	(373,671)	456,827,223
Investments:														
Consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-	332,283,381	(332,283,381)	-
Equity method investments:														
Unconsolidated foreign entities	-	297,087,653	-	-	-	-	-	-	-	-	-	-	-	297,087,653
Other	1,706,468	-	5,531,456	-	-	-	-	-	-	-	18,286,041	3,540,748	-	29,064,713
Cost method investments:														
McLeodUSA Incorporated - Available-for-sale shares	-	-	1,831,091	-	-	-	92,680	-	-	-	-	-	-	1,923,771
McLeodUSA Incorporated - Trading shares	-	-	-	-	-	-	-	-	-	-	-	769,369	-	769,369
Capstone Turbine Corporation	-	-	-	-	-	-	-	1,317,857	-	-	-	-	-	1,317,857
Unconsolidated foreign entities	-	76,728,144	-	-	-	-	-	-	-	-	-	-	-	76,728,144
Cash surrender value-on life insurance policies	-	-	-	-	-	-	-	-	-	-	-	1,456,665	-	1,456,665
Other	-	9,990	95,395	-	-	-	-	16,760,661	-	-	-	4,958,324	-	21,824,371
Total investments	1,706,468	373,825,787	7,457,942	-	-	-	92,680	18,078,519	-	-	18,286,041	343,008,488	(332,283,381)	430,172,543
Current Assets:														
Cash	6,200,746	39,768,032	1,982,446	(1,002,246)	-	-	-	13,041	1,012,913	-	-	(353,383)	-	47,621,549
Temporary cash investments	106,094	-	475,000	-	-	-	-	-	-	-	-	46,350	-	627,444
Loans to money pools	8,594,029	-	11,155,645	2,626,334	-	3,745,803	-	-	-	-	-	802,091,529	(828,213,340)	0
Customer accounts receivable	48,828,408	12,780,249	71,441	2,304,258	-	-	-	-	17,881,298	-	-	194,537	-	82,060,190
Accumulated provision for uncollectible accounts - customer accounts receivable	(1,607,410)	(23,852)	(21,312)	-	-	-	-	-	(8,357,781)	-	-	-	-	(10,010,355)
Other accounts receivable	894,952	5,781,638	196,534	-	-	-	-	-	-	-	-	-	-	6,873,124
Other unbilled revenues	3,846,133	-	-	1,121,781	-	-	-	-	2,340,450	-	-	-	-	7,308,364
Notes receivable-current	2,914,555	12,143,559	1,359,831	-	-	-	-	-	-	-	-	-	-	16,417,945
Accumulated provision for uncollectible accounts - current notes receivable	-	-	(310,090)	-	-	-	-	-	-	-	-	-	-	(310,090)
Intercompany accounts receivable (accounts, notes, dividends, taxes, etc.)	1,037,786	164,259	451,451,132	88,939	393,564	-	-	2,798,412	-	224,698	428	25,677,183	(477,613,769)	4,222,632
Income tax accounts receivable	4,391,258	46,870,541	1,464,841	220,624	-	-	-	-	-	2,850,086	11,458,871	5,543,741	82,409	72,882,370
Production fuel, at average cost	-	7,294,065	-	-	-	-	-	-	-	-	-	-	-	7,294,065
Materials and supplies, at average cost	123,510	2,519,616	2,333	886,609	-	-	-	-	-	861,686	-	3,254,692	-	7,648,447
Gas stored underground, at average cost	26,668,065	-	-	-	-	-	-	-	-	-	-	-	-	26,668,065
Restricted cash - current	1,988,594	7,051,378	-	-	-	-	-	-	75,957	-	-	-	-	9,115,929
Derivative assets - current	2,100,907	-	-	-	-	-	-	-	72,833	-	-	-	-	2,173,740
Prepayments and other	7,760,681	110,125	122,602	177,217	-	-	-	-	1,795,424	-	-	1,339,577	10,916	11,316,541
Assets of discontinued operations	-	304,380,669	182,673,017	-	451,892,836	5,381,417	-	-	-	-	-	-	-	944,327,939
Total current assets	113,848,308	438,840,279	650,623,420	6,423,515	452,286,400	9,127,220	-	2,811,453	14,821,094	3,936,470	11,459,299	837,794,225	(1,305,733,784)	1,236,237,900
Other Assets:														
Notes receivable - noncurrent	29,398,682	-	2,830,816	-	-	-	-	-	-	-	-	-	-	32,229,498
Intercompany receivable - noncurrent	-	-	-	-	-	2,718,505	-	-	-	-	-	-	(2,718,505)	-
Restricted cash - noncurrent	-	-	-	-	-	-	-	-	443,459	-	-	-	-	443,459
Unamortized debt expenses	-	412,702	-	-	-	-	-	-	-	-	-	17,783,140	-	18,195,842
Goodwill	51,125,191	11,039,558	-	-	-	-	-	-	8,924,759	-	-	-	-	71,089,508
Accumulated amortization - Goodwill	(4,155,174)	(1,274,214)	-	-	-	-	-	-	-	-	-	-	-	(5,429,388)
Other intangible assets	5,482,965	24,473,034	-	-	-	-	-	-	-	-	-	345,729	-	30,301,728
Accumulated amortization - Other intangible assets	(2,171,877)	(8,866,454)	-	-	-	-	-	-	-	-	-	-	-	(11,038,331)
Deferred charges and other	1,271,547	7,007	5,876	126,291	-	-	-	-	-	-	-	5,575	(6,515)	1,409,780
Total other assets	80,951,334	25,791,633	2,836,692	126,291	-	2,718,505	-	-	9,368,218	-	-	18,134,443	(2,725,020)	137,202,096
Total Assets	$ 270,489,259	$ 1,009,637,091	$ 668,526,888	$ 53,244,322	$ 452,286,400	$ 11,845,725	$ 92,680	$ 20,889,972	$ 24,963,205	$ 4,428,918	$ 29,745,340	$ 1,355,405,816	$ (1,641,115,856)	$ 2,260,439,761

ALLIANT ENERGY RESOURCES, INC.
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2002

CAPITALIZATION AND LIABILITIES:	Consolidated Alliant Energy Integrated Services Company	Consolidated Alliant Energy International, Inc.	Consolidated Alliant Energy Investments, Inc.	Consolidated Alliant Energy Transportation, Inc.	Whiting Petroleum Corporation	Capital Square Financial Corporation	LNT Communications LLC	AER Holding Company	SmartEnergy, Inc.	Consolidated Alliant Energy Generation, Inc.	Alliant Energy Synfuel LLC	Alliant Energy Resources, Inc.	Eliminations	Consolidated Alliant Energy Resources, Inc.
Capitalization:														
Common stock	$ -	$ -	$ -	$ 1,000	$ 1,000	$ 20	$-	$-	$ 830	$-	$-	$-	$ (2,850)	-
Additional paid-in capital	29,325,030	30,488,761	65,740,755	7,835,956	47,873,961	5,724,867	374,000,000	27,700,368	16,420,710	-	-	232,743,213	(605,110,392)	232,743,229
Retained earnings	(16,084,370)	(78,333,793)	251,144,951	24,835,967	79,472,443	4,919,638	(373,942,627)	(4,688,017)	(16,030,332)	(4,334,248)	2,014,205	115,125,329	130,739,314	114,838,460
Other comprehensive income:														
Unrealized security gain (loss)	-	2,800,461	422,451	-	430,000	10,908	35,307	296,632	-	-	-	27,403,321	(27,343,261)	4,055,820
Cumulative foreign currency translation adjustments	(249,139)	(164,343,755)	-	-	-	-	-	-	-	-	-	(164,586,867)	164,586,855	(164,592,906)
Accumulated derivative gain (loss)	-	(2,879,910)	-	-	(1,980,000)	-	-	-	-	-	-	(6,118,694)	4,859,935	(6,118,669)
Minimum pension liability adjustments	-	-	-	(292,150)	-	-	-	-	-	-	-	(292,150)	292,150	(292,150)
Total common equity	12,991,521	(212,268,235)	317,308,157	32,380,773	125,797,404	10,655,433	92,680	23,308,983	391,208	(4,334,248)	2,014,205	204,274,152	(331,978,250)	180,633,783
Long-term debt	14,982	116,557,393	103,516,512	1,071,699	185,000,000	-	-	-	-	-	-	884,044,399	-	1,290,204,985
Total capitalization	13,006,503	(95,710,842)	420,824,669	33,452,472	310,797,404	10,655,433	92,680	23,308,983	391,208	(4,334,248)	2,014,205	1,088,318,551	(331,978,250)	1,470,838,768
Current liabilities:														
Current maturities and sinking funds	7,113	37,887,997	3,476,392	139,309	-	-	-	-	-	-	-	-	-	41,510,811
Borrowings from money pools	170,808,462	469,165,534	68,504,585	4,542,853	80,471,716	-	-	-	-	7,830,005	768,373	191,883,236	(828,213,339)	165,761,425
Notes payable	403	724,638	-	-	-	-	-	-	-	-	-	-	-	725,041
Other short term borrowings	-	27,995,630	-	-	-	-	-	-	-	-	-	-	-	27,995,630
Accounts payable	34,090,286	20,344,962	44,728	1,754,672	-	-	-	-	3,835,302	443,343	-	987,141	2,644	61,503,079
Dividends payable - common	-	1,185,956	-	-	-	-	-	-	-	-	-	-	-	1,185,956
Intercompany payables (accounts, notes, dividends, taxes, etc.)	750,628	451,164,727	492,887	385,997	17,439	12,769	-	15,561	21,320,339	238,827	95	67,949,850	(477,616,116)	64,733,003
Accrued payroll - vacation	2,683,291	1,771,515	(230)	316,176	-	-	-	-	85,135	(495)	-	687,442	-	5,542,834
Accrued interest	-	93,599	-	2,405	-	-	-	-	-	-	-	8,629,505	-	8,725,509
Accrued income taxes	2,612,787	2,305,044	2,408,751	1,191,905	-	-	-	525,614	67,588	-	-	-	-	9,111,690
Accrued other taxes (property, payroll, etc.)	353,263	3,284,533	69,415	832,669	-	-	-	-	425,846	-	-	71,875	-	5,037,602
Environmental liabilities - current	-	-	-	5,317	-	-	-	-	-	-	-	-	-	5,317
Derivative liabilities - current	1,327,529	-	-	-	-	-	-	-	-	-	-	-	-	1,327,529
Reserves	167,595	-	-	280,000	-	-	-	-	-	-	-	21,000	-	468,595
Obligations under capital lease - current	5,383	-	-	-	-	-	-	-	20,576	-	-	-	-	25,959
Liabilities of discontinued operations	-	57,249,913	15,572,044	-	60,999,842	1,177,523	-	-	-	-	-	-	-	134,999,322
Other current liabilities	24,603,066	11,271,131	1,960	326,418	-	-	-	-	3,024,992	256,352	-	895,848	-	40,379,767
Total current liabilities	237,409,806	1,084,445,178	90,570,533	9,777,722	141,488,997	1,190,292	-	541,175	28,779,778	8,768,033	768,468	271,125,898	(1,305,826,811)	569,039,068
Deferred credits and other non-current liabilities:														
Accumulated deferred income taxes:														
Other comprehensive income	-	(22,392,857)	289,975	(207,850)	-	-	-	159,725	-	-	-	(714,332)	-	(22,865,338)
Other	9,222,521	7,469,325	148,718,314	7,285,544	-	-	-	(3,119,911)	(4,207,781)	(4,968)	752,763	(5,987,805)	-	160,128,001
Intercompany payables - noncurrent	-	-	2,718,796	-	-	-	-	-	-	-	-	834,094	(2,718,796)	834,094
Pension and benefit obligations	-	-	-	2,933,357	-	-	-	-	-	-	-	1,414,840	-	4,348,197
Obligations under capital lease - noncurrent	6,567	-	-	-	-	-	-	-	-	-	-	-	-	6,567
Environmental liabilities - noncurrent	-	-	70,000	-	-	-	-	-	-	-	-	-	-	70,000
Reserves	850,399	-	390,475	-	-	-	-	-	-	-	-	-	-	1,240,874
Minority interest	3,251,316	35,823,723	4,942,435	-	-	-	-	-	-	-	-	-	(592,000)	43,425,474
Other	6,742,147	2,563	1,693	3,077	-	-	-	-	-	101	26,209,904	414,571	-	33,374,056
Total long-term liabilities	20,072,950	20,902,755	157,131,687	10,014,128	-	-	-	(2,960,186)	(4,207,781)	(4,867)	26,962,667	(4,038,632)	(3,310,796)	220,561,925
Total Liabilities and Capitalization	$ 270,489,259	$ 1,009,637,091	$ 668,526,888	$ 53,244,322	$ 452,286,400	$ 11,845,725	$ 92,680	$ 20,889,972	$ 24,963,205	$ 4,428,918	$ 29,745,340	$ 1,355,405,816	$ (1,641,115,857)	$ 2,260,439,761

ALLIANT ENERGY RESOURCES, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated Alliant Energy Integrated Services Company	Consolidated Alliant Energy International, Inc.	Consolidated Alliant Energy Investments, Inc.	Consolidated Alliant Energy Transportation, Inc.	Whiting Petroleum Corporation	Capital Square Financial Corporation	LNT Communications LLC	AER Holding Company	SmartEnergy, Inc.	Consolidated AEG Worldwide, Inc.	Alliant Energy Synfuel LLC	Alliant Energy Resources, Inc.	Eliminations	Consolidated Alliant Energy Resources, Inc.
Cash flows from (used for) operating activities:														
Net income	$ (8,606,326)	$ (26,687,869)	$ 4,523,277	$ 3,774,214	$ 13,592,010	$ 93,801	$ (40,151,809)	$ (4,675,841)	$ (11,720,706)	$ (4,334,248)	$ 2,014,205	$ (83,952,140)	$ 95,526,830	$ (60,604,603)
Adjustments to reconcile net income to net cash flows from (used for) operating activities:														
Income from discontinued operations, net of tax	-	(10,488,442)	(6,437,443)	-	(13,592,010)	(93,801)	-	-	-	-	-	-	-	(30,611,696)
Depreciation and amortization	9,093,203	11,247,375	114,366	2,398,470	-	-	-	-	1,027,295	41,093	4,049,962	269,889	-	28,241,653
Other amortizations	-	-	-	-	-	-	-	-	-	-	-	1,946,265	-	1,946,265
Deferred taxes and investment tax credits	1,773,404	834,894	(9,498,891)	(24,572)	-	-	-	(3,119,911)	(4,046,228)	(4,968)	-	(8,595,250)	16,610,570	(6,070,952)
Losses (gains) on dispositions of assets, net	845,628	32,775	(972,709)	(87,686)	-	-	-	(1,478,973)	204	-	-	115,084	-	(1,545,677)
Equity loss (income) from equity method investments	(113,722)	17,057,237	166,287	-	-	-	-	-	-	-	12,721,690	1,505,180	-	31,336,672
Distributions from equity method investments	-	6,316,887	-	-	-	-	-	-	-	-	-	-	-	6,316,887
Non-cash valuation charges	11,113,649	-	26,887,859	-	-	-	40,151,809	8,914,032	6,915,610	4,822,077	-	7,532,235	(39,958,071)	66,379,200
Other	5,475,630	(4,065,949)	(38,742)	-	-	-	-	(223,212)	-	-	-	(16,140,000)	-	(14,992,273)
Other changes in assets and liabilities:														
Accounts receivable	309,506	9,865,877	(20,968,440)	726,765	(349,296)	-	-	(2,798,412)	(2,073,015)	(224,698)	(428)	(13,531,085)	34,023,139	4,979,913
Income tax refunds receivable	(1,382,177)	(40,056,110)	(817,900)	59,941	-	-	-	6,557	-	(2,850,086)	(11,458,871)	(4,946,012)	-	(61,444,658)
Gas stored underground, at average cost	(10,187,810)	-	-	-	-	-	-	-	-	-	-	-	-	(10,187,810)
Accounts payable	16,719,935	22,874,125	164,095	(234,658)	(46,735)	5,516	-	15,485	12,661,085	682,170	95	67,153,902	(34,023,139)	85,971,876
Accrued taxes	584,131	3,276,171	(476,799)	469,354	-	-	-	525,613	151,519	-	-	(92,651)	-	4,437,338
Other	(2,793,104)	49,791,488	3,707,979	(626,077)	396,031	(5,516)	-	-	(2,348,625)	(605,726)	2,471,457	(4,490,670)	(533,585)	44,963,652
Net cash flows from (used for) operating activities	22,831,947	39,998,459	(3,647,061)	6,455,751	-	-	-	(2,834,662)	567,139	(2,474,386)	9,798,110	(53,225,253)	71,645,744	89,115,788
Cash flows from (used for) financing activities:														
Common stock dividends	-	-	-	-	-	-	-	-	(12,185)	-	-	-	12,185	-
Net change in Alliant Energy Resources, Inc.'s credit facility	-	-	-	-	-	-	-	-	-	-	-	(383,610,000)	-	(383,610,000)
Proceeds from issuance of other long-term debt	22,705	-	-	-	-	-	-	-	-	-	-	300,000,000	-	300,022,705
Reductions of other long-term debt	(610)	(20,105,734)	-	(151,918)	-	-	-	-	-	-	-	-	-	(20,258,262)
Net change in commercial paper and other short-term borrowin	(14,881)	(11,951,050)	-	-	-	-	-	-	-	-	-	-	-	(11,965,931)
Net change in borrowings from / (loans to) money pools	(10,822,810)	69,820,823	10,268,882	(6,982,068)	(78,372,767)	2,215,146	-	-	-	7,830,005	768,373	171,035,842	-	165,761,426
Net change in loans to discontinued operations	-	(23,543,129)	(3,294,305)	-	78,372,767	(2,215,146)	-	-	-	-	-	-	-	49,320,187
Other	-	1,185,956	-	-	-	-	-	4,403,633	(15,033)	-	-	(16,945,855)	(4,388,600)	(15,759,899)
Net cash flows from (used for) financing activities	(10,815,596)	15,406,866	6,974,577	(7,133,986)	-	-	-	4,403,633	(27,218)	7,830,005	768,373	70,479,987	(4,376,415)	83,510,226
Cash flows from (used for) investing activities:														
Construction and acquisition expenditures:														
Non-regulated businesses	(14,188,581)	(75,416,379)	(4,487,187)	(1,053,209)	-	-	-	(4,361,728)	(41,950)	(683,581)	(10,566,483)	(107,479,348)	-	(218,278,446)
Proceeds from the disposition of assets	3,438,485	113,625	1,815,522	91,501	-	-	-	2,820,886	1,000	-	-	14,513	-	8,295,532
Other	1,444,012	23,766,373	(394,589)	52,997	-	-	-	(16,931)	(4)	(4,672,038)	-	71,944,162	(67,269,329)	24,854,654
Net cash flows from (used for) investing activities	(9,306,084)	(51,536,381)	(3,066,254)	(908,711)	-	-	-	(1,557,773)	(40,954)	(5,355,619)	(10,566,483)	(35,520,673)	(67,269,329)	(185,128,260)
Net increase (decrease) in cash and temporary cash investments	2,710,267	3,868,944	261,262	(1,586,946)	-	-	-	11,198	498,967	-	-	(18,265,939)	-	(2,732,944)
Cash and temporary cash investments at beginning of period	3,596,573	35,899,089	2,196,184	584,700	-	-	-	1,843	513,946	-	-	17,958,906	-	60,751,241
Cash and temporary cash investments at end of period	$ 6,306,840	$ 39,768,033	$ 2,457,446	$ (1,002,246)	$ -	$ -	$ -	$ 13,041	$ 1,012,913	$ -	$ -	$ (307,033)	$ -	$ 58,018,297

Exhibit F.9

ALLIANT ENERGY RESOURCES, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated Alliant Energy Integrated Services Company	Consolidated Alliant Energy International, Inc.	Consolidated Alliant Energy Investments, Inc.	Consolidated Alliant Energy Transportation, Inc.	Whiting Petroleum Corporation	Capital Square Financial Corporation	LNT Communications LLC	AER Holding Company	SmartEnergy, Inc.	Consolidated AEG Worldwide, Inc.	Alliant Energy Synfuel LLC	Alliant Energy Resources, Inc.	Eliminations	Consolidated Alliant Energy Resources, Inc.
Balance at January 1, 2002	$ (7,478,038)	$ (51,645,922)	$ 246,621,689	$ 21,061,753	$ 65,880,433	$ 4,825,837	$ (333,790,818)	$ (12,176)	$ (4,297,441)	$ -	$ -	$ 199,077,470	$ 35,200,358	$ 175,443,145
Net income (loss)	(8,606,332)	(26,687,871)	4,523,262	3,774,214	13,592,010	93,801	(40,151,809)	(4,675,841)	(11,720,706)	(4,334,248)	2,014,205	(83,952,141)	95,526,771	(60,604,685)
Cash dividends declared on common stock	-	-	-	-	-	-	-	-	(12,185)	-	-	-	12,185	-
Balance at December 31, 2002	$ (16,084,370)	$ (78,333,793)	$ 251,144,951	$ 24,835,967	$ 79,472,443	$ 4,919,638	$ (373,942,627)	$ (4,688,017)	$ (16,030,332)	$ (4,334,248)	$ 2,014,205	$ 115,125,329	$ 130,739,314	$ 114,838,460

ALLIANT ENERGY INTEGRATED SERVICES COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated Industrial Energy Applications, Inc.	Consolidated RMT, Inc.	Consolidated Heartland Energy Group, Inc.	Consolidated Alliant Energy Integrated Services-Energy Solutions LLC	Alliant Energy Integrated Services-Energy Management LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Integrated Services Company	Eliminations	Consolidated Alliant Energy Integrated Services Company
Operating Revenues:										
Non-regulated energy	$ 1,802,815	$ -	$ 141,441,265	$ -	$ -	$ -	$ -	$ -	$ -	$ 143,244,080
Environmental and engineering services	-	75,824,217	-	-	-	-	-	-	(29,125)	75,795,092
Professional fees, rents and other	9,155,830	-	7,669,924	3,165,589	678,890	3,403,417	15,676,313	-	-	39,749,963
Total operating revenues	10,958,645	75,824,217	149,111,188	3,165,589	678,890	3,403,417	15,676,313	-	(29,125)	258,789,134
Operating Expenses:										
Cost of non-regulated energy sold	-	-	(136,560,790)	-	-	-	-	-	-	(136,560,790)
Other operating and maintenance	(8,341,405)	(67,789,652)	(4,251,815)	(3,595,867)	(1,758,325)	(2,315,079)	(14,008,568)	(3,826,899)	29,125	(105,858,485)
Depreciation	(2,304,813)	(1,095,882)	(1,766,126)	(33,916)	(71,451)	(96,172)	(2,557,193)	(25,662)	-	(7,951,215)
Amortization	(167)	-	(383,448)	-	(56,111)	-	(702,263)	-	-	(1,141,989)
Miscellaneous taxes other than income taxes	(106,005)	(2,659,702)	(223,568)	(68,501)	(115)	(2,640)	(325,606)	(35,342)	-	(3,421,479)
Total operating expenses	(10,752,390)	(71,545,236)	(143,185,746)	(3,698,284)	(1,886,002)	(2,413,891)	(17,593,630)	(3,887,904)	29,125	(254,933,958)
Operating Income (Loss)	206,255	4,278,981	5,925,442	(532,695)	(1,207,112)	989,526	(1,917,317)	(3,887,904)	-	3,855,177
Non-operating Income (Loss), net:										
Income (loss) from consolidated subsidiaries	-	-	-	-	-	-	-	(5,835,427)	5,835,427	-
Equity income (loss) from unconsolidated investments	-	-	-	-	-	-	113,722	-	-	113,722
Minority interest of income (loss)	(36,972)	-	(1,022,720)	-	-	-	-	-	-	(1,059,691)
Gain (loss) on dispositions of assets	(521,104)	3,473	-	-	56,781	-	(384,777)	-	-	(845,627)
Other income and (deductions) - net	(2,641,475)	966	(546,610)	(4,968)	(8,994,425)	474,039	1,191,530	-	-	(10,520,943)
Total non-operating income (loss), net	(3,199,551)	4,439	(1,569,330)	(4,968)	(8,937,644)	474,039	920,475	(5,835,427)	5,835,427	(12,312,539)
Earnings Before Interest and Taxes	(2,993,296)	4,283,420	4,356,112	(537,663)	(10,144,756)	1,463,565	(996,842)	(9,723,331)	5,835,427	(8,457,363)
Interest Income (Expense), net:										
Interest expense	121,403	-	(6,391)	(144)	-	(35,721)	78,392	-	-	157,539
Interest expense - intercompany	(1,303,311)	-	(1,688,670)	(231,126)	(605,648)	(857,111)	(3,517,767)	(345,417)	-	(8,549,050)
Interest income	6,412	-	16,172	58	-	231,368	1,635,550	-	-	1,889,560
Interest income - intercompany	-	382,719	-	-	-	-	-	-	-	382,719
Total interest income (expense), net	(1,175,496)	382,719	(1,678,889)	(231,212)	(605,648)	(661,464)	(1,803,825)	(345,417)	-	(6,119,232)
Income (Loss) from continuing operations before Income Taxes	(4,168,792)	4,666,139	2,677,223	(768,875)	(10,750,404)	802,101	(2,800,667)	(10,068,747)	5,835,427	(14,576,594)
Income Taxes:										
Current - Federal:	2,191,411	(1,540,468)	(163,607)	358,468	3,827,903	(230,212)	1,855,490	1,605,272	-	7,904,257
- State:	566,666	(413,571)	(226,565)	(48,359)	(210,697)	16,442	(515,645)	(371,068)	-	(1,202,797)
-Foreign	-	(6,067)	-	-	-	-	635,930	-	-	629,863
Deferred - Federal:	(932,396)	-	(695,823)	(76,066)	6,608	77,823	(1,481,174)	(725)	-	(3,101,753)
- State:	(163,861)	-	57,679	87,065	666,997	-	451,528	228,942	-	1,328,350
- Foreign	-	-	-	-	-	-	-	-	-	-
Section 29 tax credits	412,342	-	-	-	-	-	-	-	-	412,342
Total income tax expense (benefit)	2,074,162	(1,960,106)	(1,028,316)	321,108	4,290,812	(135,947)	946,129	1,462,421	-	5,970,263
Preferred Dividend Requirements of Subsidiaries	-	-	-	-	-	-	-	-	-	-
Income (loss) from continuing operations	(2,094,630)	2,706,033	1,648,907	(447,767)	(6,459,592)	666,154	(1,854,538)	(8,606,326)	5,835,427	(8,606,332)
Income from discontinued operations, net of tax	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	$ (2,094,630)	$ 2,706,033	$ 1,648,907	$ (447,767)	$ (6,459,592)	$ 666,154	$ (1,854,538)	$ (8,606,326)	$ 5,835,427	$ (8,606,332)

Exhibit F.11

ALLIANT ENERGY INTEGRATED SERVICES COMPANY
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2002

ASSETS :	Consolidated Industrial Energy Applications, Inc.	Consolidated RMT, Inc.	Consolidated Heartland Energy Group, Inc.	Consolidated Alliant Energy Integrated Services-Energy Solutions LLC	Alliant Energy Integrated Services-Energy Management LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Integrated Services Company	Eliminations	Consolidated Alliant Energy Integrated Services Company
Property, Plant and Equipment:										
Other Property, Plant and Equipment:										
Land	$ 247,014	$ -	$ 7,500	$ -	$ -	$ -	$ -	$ -	$ -	$ 254,514
Buildings and land improvements	2,602,858	-	-	-	-	-	-	-	-	2,602,858
Accumulated depreciation - building and land improvements	(665,479)	-	-	-	-	-	-	-	-	(665,479)
Machinery and production equipment	33,749,206	1,372,389	27,624,364	-	-	591,570	13,762,958	19,952	-	77,120,439
Accumulated depreciation - production machinery and equipment	(8,534,020)	(1,280,426)	(5,691,472)	-	-	(130,739)	(4,191,939)	(6,975)	-	(19,835,571)
Office furniture, fixtures and equipment	367,175	2,622,662	739,258	466,303	280,780	150,859	1,301,632	143,879	-	6,072,548
Accumulated depreciation - office furniture, fixtures and equipment	(167,113)	(1,883,718)	(217,108)	(400,877)	(121,807)	(95,390)	(700,923)	(47,896)	-	(3,634,832)
Other property, plant and equipment	10,561,750	4,984,450	1,927,551	-	-	985,667	482,819	11,533	-	18,953,770
Accumulated depreciation - other property, plant and equipment	(2,328,040)	(4,097,022)	(454,965)	-	-	-	-	(5,073)	-	(6,885,100)
Total other property, plant and equipment, net	35,833,351	1,718,335	23,935,129	65,426	158,973	1,501,967	10,654,547	115,420	-	73,983,148
Total property, plant and equipment	35,833,351	1,718,335	23,935,129	65,426	158,973	1,501,967	10,654,547	115,420	-	73,983,148
Investments:										
Consolidated subsidiaries	-	-	-	-	-	-	-	20,955,651	(20,955,651)	-
Equity method investments:										-
Other	-	-	-	-	-	-	1,706,468	-	-	1,706,468
Total investments	-	-	-	-	-	-	1,706,468	20,955,651	(20,955,651)	1,706,468
Current Assets:										
Cash	706,712	37,963	4,023,916	(58,370)	-	356,696	1,133,829	-	-	6,200,746
Temporary cash investments	106,094	-	-	-	-	-	-	-	-	106,094
Loans to money pools	7,611	8,586,418	-	-	-	-	-	-	-	8,594,029
Customer accounts receivable	616,162	15,710,107	27,612,693	679,167	388,617	863,446	2,958,216	-	-	48,828,408
Accumulated provision for uncollectible accounts - customer accounts receivable	(51,162)	(975,841)	(2,987)	(10,889)	(40,224)	(203,488)	(322,819)	-	-	(1,607,410)
Other accounts receivable	232,500	-	-	-	-	-	662,452	-	-	894,952
Other unbilled revenues	312,849	2,527,229	-	-	-	123,270	882,785	-	-	3,846,133
Notes receivable-current	-	-	-	-	-	239,557	2,674,998	-	-	2,914,555
Intercompany accounts receivable (accounts, notes, dividends, taxes, etc.)	28,279	816,018	49,270	-	109,600	244,010	26,698	316,767	(552,856)	1,037,786
Income tax accounts receivable	1,301,526	311,961	505,890	60,249	53,125	-	1,845,440	313,067	-	4,391,258
Materials and supplies, at average cost	116,314	-	-	-	7,196	-	-	-	-	123,510
Gas stored underground, at average cost	-	-	26,668,065	-	-	-	-	-	-	26,668,065
Restricted cash - current	-	-	-	-	-	-	1,988,594	-	-	1,988,594
Derivative assets - current	-	-	2,100,907	-	-	-	-	-	-	2,100,907
Prepayments and other	46,152	728,290	6,669,114	13,554	1,750	27,163	199,658	75,000	-	7,760,681
Total current assets	3,423,037	27,742,145	67,626,868	683,711	520,064	1,650,654	12,049,851	704,834	(552,856)	113,848,308
Other Assets:										
Notes receivable - noncurrent	110,000	-	281,014	-	-	2,782,985	26,224,683	-	-	29,398,682
Goodwill	-	3,646,609	1,176,151	2,404,064	-	12,302,971	31,595,396	-	-	51,125,191
Accumulated amortization - Goodwill	-	(831,227)	(294,038)	(189,639)	-	(864,024)	(1,976,246)	-	-	(4,155,174)
Other intangible assets	-	-	-	-	-	-	5,482,965	-	-	5,482,965
Accumulated amortization - Other intangible assets	-	-	-	-	-	-	(2,171,877)	-	-	(2,171,877)
Deferred charges and other	52,368	118,686	2	4,508	-	79,649	1,016,334	-	-	1,271,547
Total other assets	162,368	2,934,068	1,163,129	2,218,933	-	14,301,581	60,171,255	-	-	80,951,334
Total Assets	$ 39,418,756	$ 32,394,548	$ 92,725,125	$ 2,968,070	$ 679,038	$ 17,454,202	$ 84,582,121	$ 21,775,905	$ (21,508,507)	$ 270,489,259

ALLIANT ENERGY INTEGRATED SERVICES COMPANY
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2002

CAPITALIZATION AND LIABILITIES:	Consolidated Industrial Energy Applications, Inc.	Consolidated RMT, Inc.	Consolidated Heartland Energy Group, Inc.	Consolidated Alliant Energy Integrated Services-Energy Solutions LLC	Alliant Energy Integrated Services-Energy Management LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Integrated Services Company	Eliminations	Consolidated Alliant Energy Integrated Services Company
Capitalization:										
Common stock	$ 1,000,000	$ -	$ 10	$ -	$ -	$ 100	$ 100	$ -	$ (1,000,210)	$ -
Additional paid-in capital	20,059,686	11,821,914	5,011,296	100	100	-	-	29,325,020	(36,893,086)	29,325,030
Retained earnings	(14,534,635)	11,256,416	1,468,466	(2,203,624)	(8,498,517)	(1,324,926)	(2,851,697)	(16,084,368)	16,688,515	(16,084,370)
Other comprehensive income:										
Cumulative foreign currency translation adjustments	-	-	-	-	-	-	(249,139)	(249,139)	249,139	(249,139)
Total common equity	6,525,051	23,078,330	6,479,772	(2,203,524)	(8,498,417)	(1,324,826)	(3,100,736)	12,991,513	(20,955,642)	12,991,521
Long-term debt	14,982	-	-	-	-	-	-	-	-	14,982
Total capitalization	6,540,033	23,078,330	6,479,772	(2,203,524)	(8,498,417)	(1,324,826)	(3,100,736)	12,991,513	(20,955,642)	13,006,503
Current Liabilities:										
Current maturities and sinking funds	7,113	-	-	-	-	-	-	-	-	7,113
Borrowings from money pools	21,305,592	-	36,312,588	4,728,783	9,604,922	18,042,542	72,394,328	8,419,707	-	170,808,462
Notes payable	-	-	403	-	-	-	-	-	-	403
Accounts payable	583,235	4,131,674	28,613,164	269,511	78,700	108,280	275,891	29,840	(9)	34,090,286
Intercompany payables (accounts, notes, dividends, taxes, etc.)	105,541	88,280	116,126	28,090	88,112	3,345	367,432	506,557	(552,856)	750,628
Accrued payroll - vacation	203,465	2,179,452	-	52,303	-	-	249,569	(1,498)	-	2,683,291
Accrued income taxes	154,800	132,559	663,786	-	88,982	484,459	1,088,201	-	-	2,612,787
Accrued other taxes (property, payroll, etc.)	46,294	305,309	125,326	849	-	1,432	(118,332)	(7,615)	-	353,263
Derivative liabilities - current	-	-	1,327,529	-	-	-	-	-	-	1,327,529
Reserves	167,595	-	-	-	-	-	-	-	-	167,595
Obligations under capital lease - current	5,383	-	-	-	-	-	-	-	-	5,383
Other current liabilities	16,214	3,053,979	13,079,300	141,431	4,589	140,955	8,141,525	25,073	-	24,603,066
Total current liabilities	22,595,232	9,891,253	80,238,222	5,220,967	9,865,305	18,781,013	82,398,614	8,972,064	(552,865)	237,409,806
Deferred Credits and Other Non-Current Liabilities:										
Accumulated deferred income taxes:										
Other	7,365,187	(834,562)	2,982,966	(60,762)	(687,850)	(1,985)	675,868	(216,341)	-	9,222,521
Obligations under capital lease - noncurrent	3,023	-	-	3,544	-	-	-	-	-	6,567
Reserves	-	250,000	600,399	-	-	-	-	-	-	850,399
Minority interest	827,550	-	2,423,767	-	-	-	-	-	-	3,251,316
Other	2,087,731	9,527	-	7,845	-	-	4,608,375	28,669	-	6,742,147
Total long-term liabilities	10,283,491	(575,035)	6,007,132	(49,373)	(687,850)	(1,985)	5,284,243	(187,672)	-	20,072,950
Total Liabilities and Capitalization	$ 39,418,756	$ 32,394,548	$ 92,725,126	$ 2,968,070	$ 679,038	$ 17,454,202	$ 84,582,121	$ 21,775,905	$ (21,508,507)	$ 270,489,259

Exhibit F.12

ALLIANT ENERGY INTEGRATED SERVICES COMPANY
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated Industrial Energy Applications, Inc.	Consolidated RMT, Inc.	Consolidated Heartland Energy Group, Inc.	Consolidated Alliant Energy Integrated Services-Energy Solutions LLC	Alliant Energy Integrated Services-Energy Management LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Integrated Services Company	Eliminations	Consolidated Alliant Energy Integrated Services Company
Cash flows from (used for) operating activities:										
Net income	$ (2,094,630)	$ 2,706,033	$ 1,648,911	$ (447,767)	$ (6,459,592)	$ 666,154	$ (1,854,538)	$ (8,606,326)	$ 5,835,429	$ (8,606,326)
Adjustments to reconcile net income to net cash flows from (used for) operating activities:										
Income from discontinued operations, net of tax	-	-	-							
Depreciation and amortization	2,304,980	1,095,882	2,149,573	33,916	127,562	96,172	3,259,456	25,662	-	9,093,203
Deferred taxes and investment tax credits	1,096,257	-	638,145	(10,999)	(673,605)	(77,823)	1,029,646	(228,217)	-	1,773,404
Losses (gains) on dispositions of assets, net	521,104	(3,473)	-	-	(56,780)	-	384,777	-	-	845,628
Equity loss (income) from equity method investments	-	-	-	-	-	-	(113,722)	-	-	(113,722)
Non-cash valuation charges	2,213,532	-	400,117	-	8,500,000	-	-	-	-	11,113,649
Other	-	-	-	-	-	396,088	5,079,542	-	-	5,475,630
Other changes in assets and liabilities:										
Accounts receivable	1,374,572	2,126,093	(14,328,641)	178,926	(188,726)	5,465,593	5,832,813	(316,767)	165,643	309,506
Income tax refunds receivable	(334,454)	(279,065)	19,161	(17,541)	95,706	-	(906,474)	40,490	-	(1,382,177)
Gas stored underground, at average cost	-	-	(10,187,810)	-	-	-	-	-	-	(10,187,810)
Accounts payable	(995,117)	(318,582)	19,003,821	(117,651)	19,224	(797,490)	236,838	(145,465)	(165,643)	16,719,935
Accrued taxes	118,969	41,002	508,984	(33,397)	88,982	122,731	(255,525)	(7,615)	-	584,131
Other	3,221,963	(1,648,305)	7,886,807	(300,370)	498,043	(1,914,333)	(10,514,151)	(22,758)	-	(2,793,104)
Net cash flows from (used for) operating activities	7,427,176	3,719,585	7,739,068	(714,883)	1,950,814	3,957,092	2,178,662	(9,260,996)	5,835,429	22,831,947
Cash flows from (used for) financing activities:										
Proceeds from issuance of other long-term debt	22,705	-	-	-	-	-	-	-	-	22,705
Reductions of other long-term debt	(610)	-	-	-	-	-	-	-	-	(610)
Net change in commercial paper and other short-term borrowings	-	-	(14,881)	-	-	-	-	-	-	(14,881)
Net change in borrowings from / (loans to) money pools	(5,909,399)	(3,290,744)	(3,114,044)	107,847	(3,498,093)	(2,093,913)	3,521,877	3,453,659	-	(10,822,810)
Net cash flows from (used for) financing activities	(5,887,304)	(3,290,744)	(3,128,925)	107,847	(3,498,093)	(2,093,913)	3,521,877	3,453,659	-	(10,815,596)
Cash flows from (used for) investing activities:										
Construction and acquisition expenditures:										
Non-regulated businesses	(3,369,075)	(532,730)	(2,324,678)	(17,779)	(49,502)	(1,513,336)	(6,353,387)	(28,094)	-	(14,188,581)
Proceeds from the disposition of assets	1,779,570	54,970	7,164	-	1,596,781	-	-	-	-	3,438,485
Other	714,448	-	1,008,479	1	-	5,053	(283,971)	5,835,431	(5,835,429)	1,444,012
Net cash flows from (used for) investing activities	(875,057)	(477,760)	(1,309,035)	(17,778)	1,547,279	(1,508,283)	(6,637,358)	5,807,337	(5,835,429)	(9,306,084)
Net increase (decrease) in cash and temporary cash investments	664,815	(48,919)	3,301,108	(624,814)	-	354,896	(936,819)	-	-	2,710,267
Cash and temporary cash investments at beginning of period	147,991	86,882	722,808	566,444	-	1,800	2,070,648	-		3,596,573
Cash and temporary cash investments at end of period	$ 812,806	$ 37,963	$ 4,023,916	$ (58,370)	$ -	$ 356,696	$ 1,133,829	$ -	$ -	$ 6,306,840

Exhibit F.13

ALLIANT ENERGY INTEGRATED SERVICES COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated Industrial Energy Applications, Inc.	Consolidated RMT, Inc.	Consolidated Heartland Energy Group, Inc.	Consolidated Alliant Energy Integrated Services-Energy Solutions LLC	Alliant Energy Integrated Services-Energy Management LLC	Energy Performance Services, Inc.	Cogenex Corporation	Alliant Energy Integrated Services Company	Eliminations	Consolidated Alliant Energy Integrated Services Company
Balance at January 1, 2002	$ (12,440,005)	$ 8,550,383	$ (180,441)	$ (1,755,857)	$ (2,038,925)	$ (1,991,080)	$ (997,159)	$ (7,478,042)	$ 10,853,088	$ (7,478,038)
Net income (loss)	(2,094,630)	2,706,033	1,648,907	(447,767)	(6,459,592)	666,154	(1,854,538)	(8,606,326)	5,835,427	(8,606,332)
Balance at December 31, 2002	$ (14,534,635)	$ 11,256,416	$ 1,468,466	$ (2,203,624)	$ (8,498,517)	$ (1,324,926)	$ (2,851,697)	$ (16,084,368)	$ 16,688,515	$ (16,084,370)

ALLIANT ENERGY INTERNATIONAL, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

	Alliant International New Zealand Limited	Consolidated Interstate Energy Corporation PTE Limited	Alliant Energy Holdings do Brasil Limitada	Consolidated Grandelight Holding Limited	Alliant Energy de Mexico LLC	Alliant Energy de Mexico, S. de R.L. de C.V.	Alliant Energy Finance Holdings Pty Limited	Alliant Energy Australia Pty. Limited
Operating Revenues:								
Non-regulated energy	$ -	$ 23,600,110	$ -	$ 75,449,906	$ -	$ -	$ -	$ -
Professional fees, rents and other	-	-	-	6,879,100	-	-	-	-
Total operating revenues	-	23,600,110	-	82,329,006	-	-	-	-
Operating Expenses:								
Cost of non-regulated energy sold	-	(15,954,518)	-	(32,623,998)	-	-	-	-
Other operating and maintenance	(353,214)	(2,109,261)	(692,505)	(21,441,775)	-	-	-	-
Depreciation	(10,926)	(1,230,344)	(2,258)	(7,870,038)	-	-	-	-
Amortization	-	(204,065)	(961,117)	(736,709)	-	-	-	-
Miscellaneous taxes other than income taxes	-	(22,800)	(138,411)	-	-	-	-	-
Total operating expenses	(364,141)	(19,520,988)	(1,794,292)	(62,672,520)	-	-	-	-
Operating Income (Loss)	(364,141)	4,079,122	(1,794,292)	19,656,486	-	-	-	-
Non-operating Income (Loss), net:								
Income (loss) from consolidated subsidiaries	-	-	-	-	-	-	-	-
Equity income (loss) from unconsolidated investments	3,906,210	1,942,613	(22,654,701)	-	-	-	-	-
Dividend income	252,797	-	-	-	-	-	-	-
Minority interest of income (loss)	-	(1,322,667)	-	(2,563,558)	-	-	-	-
Gain (loss) on dispositions of assets	1,639	(34,426)	-	-	-	-	-	-
Other income and (deductions) - net	(535,418)	247,376	(4,597,141)	2,343,518	-	-	-	-
Total non-operating income (loss), net	3,625,228	832,896	(27,251,842)	(220,040)	-	-	-	-
Earnings Before Interest and Taxes	3,261,088	4,912,018	(29,046,133)	19,436,446	-	-	-	-
Interest Income (Expense), net:								
Interest expense	(288,157)	(627,486)	(214,074)	(2,550,044)	-	-	-	-
Interest income from loans to discontinued operations, net	-	-	-	-	-	-	-	-
Interest expense - intercompany	-	(32,083)	(145,014)	(2,185,275)	-	-	-	-
Interest income	436,238	75,442	1,872,410	425,723	-	-	-	-
Interest income - intercompany	-	173,172	-	224,774	-	-	-	-
Total interest income (expense), net	148,081	(410,955)	1,513,322	(4,084,822)	-	-	-	-
Income (Loss) from continuing operations before Income Taxes	3,409,169	4,501,063	(27,532,811)	15,351,624	-	-	-	-
Income taxes:								
Current - Federal:	-	(20,047)	-	(68,227)	-	-	-	-
- State:	-	-	-	-	-	-	-	-
-Foreign:	(1,486,636)	-	(2,437,742)	(1,643,721)	-	-	-	-
Deferred - Federal:	-	-	-	-	-	-	-	-
Total income tax expense (benefit)	(1,486,636)	(20,047)	(2,437,742)	(1,711,948)	-	-	-	-
Preferred Dividend Requirement of Subsidiaries	-	-	-	-	-	-	-	-
Income (loss) from continuing operations	1,922,533	4,481,016	(29,970,553)	13,639,676	-	-	-	-
Income (loss) from discontinued operations, net of tax	-	-	-	-			149,184	15,302,781
Net Income (Loss)	$ 1,922,533	$ 4,481,016	$ (29,970,553)	$ 13,639,676	$ -	$ -	$ 149,184	$ 15,302,781

	Alliant Energy do Brasil Limitada	Alliant Energy Genco do Brasil Limitada	Escosul Limitada	Alliant Energy Renewable Resources Limited	Alliant Energy International, Inc.	Eliminations	Consolidated Alliant Energy International, Inc.
Operating Revenues:							
Non-regulated energy	$ -	$ -	$ -	$ -	$ -	$ -	$ 99,050,016
Professional fees, rents and other	360	-	-	-	-	(2,700,943)	4,178,517
Total operating revenues	360	-	-	-	-	(2,700,943)	103,228,533
Operating Expenses:							
Cost of non-regulated energy sold	-	-	-	-	-	-	(48,578,516)
Other operating and maintenance	(470,508)	(1,927)	(1,327)	-	(11,692,481)	2,700,943	(34,062,056)
Depreciation	(9,798)	-	-	-	(12,434)	-	(9,135,799)
Amortization	-	-	-	-	(209,684)	-	(2,111,575)
Miscellaneous taxes other than income taxes	-	-	-	-	-	-	(161,211)
Total operating expenses	(480,307)	(1,927)	(1,327)	-	(11,914,600)	2,700,943	(94,049,157)
Operating Income (Loss)	(479,947)	(1,927)	(1,327)	-	(11,914,600)	-	9,179,376
Non-operating Income (Loss), net:							
Income (loss) from consolidated subsidiaries	-	-	-	-	4,790,128	(4,790,128)	-
Equity income (loss) from unconsolidated investments	-	-	-	(251,361)	-	-	(17,057,239)
Dividend income	-	-	-	-	-	-	252,797
Minority interest of income (loss)	-	1	-	-	-	36	(3,886,187)
Gain (loss) on dispositions of assets	-	-	-	-	-	-	(32,787)
Other income and (deductions) - net	-	-	-	-	-	(3)	(2,541,667)
Total non-operating income (loss), net	-	1	-	(251,361)	4,790,128	(4,790,095)	(23,265,084)
Earnings Before Interest and Taxes	(479,947)	(1,926)	(1,327)	(251,361)	(7,124,472)	(4,790,095)	(14,085,708)
Interest Income (Expense), net:							
Interest expense	-	-	-	-	-	-	(3,679,761)
Interest income from loans to discontinued operations, net	-	-	-	-	5,978,151	-	5,978,151
Interest expense - intercompany	-	-	-	-	(43,550,614)	2,653,969	(43,259,017)
Interest income	-	-	-	16	3,837,111	-	6,646,940
Interest income - intercompany	-	-	-	-	2,256,023	(2,653,969)	-
Total interest income (expense), net	-	-	-	16	(31,479,329)	-	(34,313,687)
Income (Loss) from continuing operations before Income Taxes	(479,947)	(1,926)	(1,327)	(251,345)	(38,603,801)	(4,790,095)	(48,399,395)
Income taxes:							
Current - Federal:	-	-	-	-	11,136,375	-	11,048,101
- State:	-	-	-	-	7,153,546	-	7,153,546
-Foreign:	-	-	-	-	(575,565)	-	(6,143,664)
Deferred - Federal:	-	-	-	-	(834,894)	-	(834,894)
Total income tax expense (benefit)	-	-	-	-	16,879,462	-	11,223,089
Preferred Dividend Requirement of Subsidiaries	-	-	-	-	-	-	-
Income (loss) from continuing operations	(479,947)	(1,926)	(1,327)	(251,345)	(21,724,339)	(4,790,095)	(37,176,306)
Income (loss) from discontinued operations, net of tax	-	-	-	-	(4,963,530)	-	10,488,435
Net Income (Loss)	$ (479,947)	$ (1,926)	$ (1,327)	$ (251,345)	$ (26,687,869)	$ (4,790,095)	$ (26,687,871)

ALLIANT ENERGY INTERNATIONAL, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2002

ASSETS :	Alliant International New Zealand Limited	Consolidated Interstate Energy Corporation PTE Limited	Alliant Energy Holdings do Brasil Limitada	Consolidated Grandelight Holding Limited	Alliant Energy de Mexico LLC	Alliant Energy de Mexico, S. de R.L. de C.V.	Alliant Energy Finance Holdings Pty Limited	Alliant Energy Australia Pty. Limited	Alliant Energy Genco do Brasil Limitada	Escosul Limitada	Alliant Energy Renewable Resources Limited	Alliant Energy International, Inc.	Eliminations	Consolidated Alliant Energy International, Inc.
Property, Plant and Equipment:														
Other Property, Plant and Equipment:														
Buildings and land improvements	$ -	$ 4,377,204	$ -	$ 39,913,051	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 44,290,255
Accumulated depreciation - building and land improvements	-	(244,694)	-	(3,913,131)	-	-	-	-	-	-	-	-	-	(4,157,825)
Machinery and production equipment	17,692	15,399,466	-	119,470,760	-	-	-	-	-	-	-	-	-	134,887,918
Accumulated depreciation - production machinery and equipment	(2,570)	(1,717,328)	-	(12,592,868)	-	-	-	-	-	-	-	-	-	(14,312,766)
Office furniture, fixtures and equipment	77,273	95,278	106,546	1,624,035	-	-	-	-	-	-	-	50,647	-	1,953,780
Accumulated depreciation - office furniture, fixtures and equipment	(44,162)	(37,985)	(28,270)	(1,155,707)	-	-	-	-	-	-	-	(27,784)	-	(1,293,907)
Other property, plant and equipment	-	4,482,645	-	6,302,246	-	-	-	-	-	-	-	-	-	10,784,891
Accumulated depreciation - other property, plant and equipment	-	(220,266)	-	(752,688)	-	-	-	-	-	-	-	-	-	(972,954)
Total other property, plant and equipment, net	48,234	22,134,320	78,276	148,895,698	-	-	-	-	-	-	-	22,864	-	171,179,392
Total property, plant and equipment	48,234	22,134,320	78,276	148,895,698	-	-	-	-	-	-	-	22,864	-	171,179,392
Investments:														
Consolidated subsidiaries	-	-	-	43,590,841	-	-	-	-	-	-	-	558,175,039	(601,765,880)	-
Equity method investments:														
Unconsolidated foreign entities	65,168,162	17,803,090	210,731,560	-	-	-	-	-	-	-	-	3,384,842	-	297,087,653
Cost method investments:														
Unconsolidated foreign entities	20,971,112	151,370	-	615,550	-	-	-	-	-	-	-	54,990,112	-	76,728,144
Other	-	-	-	9,990	-	-	-	-	-	-	-	-	-	9,990
Total investments	86,139,274	17,954,460	210,731,560	44,216,381	-	-	-	-	-	-	-	616,549,992	(601,765,880)	373,825,787
Current Assets:														
Cash	1,485,734	4,227,829	279,993	33,774,186	-	-	-	-	-	274	16	-	-	39,768,032
Customer accounts receivable	-	4,879,337	-	7,900,912	-	-	-	-	-	-	-	-	-	12,780,249
Accumulated provision for uncollectible accounts - customer accounts receivable	-	(23,852)	-	-	-	-	-	-	-	-	-	-	-	(23,852)
Other accounts receivable	62,018	66,791	-	5,618,126	-	-	-	-	-	-	-	34,704	-	5,781,638
Notes receivable-current	-	40,018	9,252,225	2,851,316	-	-	-	-	-	-	-	-	-	12,143,559
Intercompany accounts receivable (accounts, notes, dividends, taxes, etc.)	-	8,448,018	3,458	10,998,682	-	-	-	-	-	-	-	40,826,071	(60,111,969)	164,259
Income tax accounts receivable	-	-	25,095	-	-	-	-	-	-	-	-	46,845,446	-	46,870,541
Production fuel, at average cost	-	1,503,030	-	5,791,035	-	-	-	-	-	-	-	-	-	7,294,065
Materials and supplies, at average cost	-	-	-	2,519,616	-	-	-	-	-	-	-	-	-	2,519,616
Restricted cash - current	-	-	-	7,051,378	-	-	-	-	-	-	-	-	-	7,051,378
Prepayments and other	-	10,511	-	99,614	-	-	-	-	-	-	-	-	-	110,125
Assets of discontinued operations	-	-	-	-	-	-	10,248	304,370,421	-	-	-	-	-	304,380,669
Total current assets	1,547,752	19,151,682	9,560,771	76,604,865	-	-	10,248	304,370,421	-	274	16	87,706,220	(60,111,969)	438,840,279
Other Assets:														
Intercompany receivable - noncurrent	-	-	-	-	-	-	98,651,813	-	-	-	-	-	(98,651,813)	-
Unamortized debt expenses	-	412,702	-	-	-	-	-	-	-	-	-	-	-	412,702
Goodwill	-	1,419,251	-	9,421,266	-	-	-	-	-	-	-	199,041	-	11,039,558
Accumulated amortization - Goodwill	-	(76,087)	-	(1,187,346)	-	-	-	-	-	-	-	(10,781)	-	(1,274,214)
Other intangible assets	-	3,970,853	-	20,502,181	-	-	-	-	-	-	-	-	-	24,473,034
Accumulated amortization - other intangible assets	-	(380,540)	-	(8,485,914)	-	-	-	-	-	-	-	-	-	(8,866,454)
Deferred charges and other	-	-	-	7,007	-	-	-	-	-	-	-	-	-	7,007
Total other assets	-	5,346,179	-	20,257,194	-	-	98,651,813	-	-	-	-	188,260	(98,651,813)	25,791,633
Total Assets	$ 87,735,260	$ 64,586,641	$ 220,370,607	$ 289,974,138	$ -	$ -	$ 98,662,061	$ 304,370,421	$ -	$ 274	$ 16	$ 704,467,336	$ (760,529,662)	$ 1,009,637,091

ALLIANT ENERGY INTERNATIONAL, INC.
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2002

CAPITALIZATION AND LIABILITIES:	Alliant International New Zealand Limited	Consolidated Interstate Energy Corporation PTE Limited	Alliant Energy Holdings do Brasil Limitada	Consolidated Grandelight Holding Limited	Alliant Energy de Mexico LLC	Alliant Energy de Mexico, S. de R.L. de C.V.	Alliant Energy Finance Holdings Pty Limited	Alliant Energy Australia Pty. Limited	Alliant Energy Genco do Brasil Limitada	Escosul Limitada	Alliant Energy Renewable Resources Limited	Alliant Energy International, Inc.	Eliminations	Consolidated Alliant Energy International, Inc.
Capitalization:														
Common stock	$ 14,437,740	$ 25,000	$ 461,776,645	$-	$-	$-	$ 516	$ 20,508,199	$-	$ 322	$-	$-	$ (496,748,422)	$ -
Additional paid-in capital	66,390,564	24,047,234	-	136,749,725	-	-	61,343,398	7,602,835	-	-	1,339,039	30,488,761	(297,472,796)	30,488,761
Retained earnings	13,361,278	18,331,498	(34,990,391)	22,097,725	-	-	149,172	13,062,155	(1,926)	(1,327)	(1,339,023)	(78,333,785)	(30,669,169)	(78,333,793)
Other comprehensive income:									-					-
Unrealized security gain (loss)	2,800,461	-	-	-	-	-	-	-	-	-	-	2,800,462	(2,800,462)	2,800,461
Cumulative foreign currency translation adjustments	(10,840,970)	28,949	(209,931,791)	(74,084)	-	-	5,438,379	(7,671,631)	139	49	-	(164,337,699)	223,044,903	(164,343,755)
Accumulated derivative gain (loss)	-	-	-	-	-	-	-	(2,879,910)	-	-	-	(2,879,910)	2,879,910	(2,879,910)
Total common equity	86,149,073	42,432,681	216,854,463	158,773,367	-	-	66,931,466	30,621,648	(1,787)	(955)	16	(212,262,171)	(601,766,036)	(212,268,235)
Long-term debt	-	6,609,814	-	3,623,188	-	-	20,881,691	85,442,700	-	-	-	-	-	116,557,393
Total capitalization	86,149,073	49,042,495	216,854,463	162,396,555	-	-	87,813,157	116,064,348	(1,787)	(955)	16	(212,262,171)	(601,766,036)	(95,710,842)
Current Liabilities:														
Current maturities and sinking funds	-	700,640	-	-	-	-	8,352,901	28,834,456	-	-	-	-	-	37,887,997
Borrowings from money pools	-	-	-	-	-	-	-	-	-	-	-	469,165,534	-	469,165,534
Notes payable	-	-	-	724,638	-	-	-	-	-	-	-	-	-	724,638
Other short term borrowings	-	2,053,600	-	25,942,030	-	-	-	-	-	-	-	-	-	27,995,630
Accounts payable	30,315	1,274,320	31,908	18,964,751	-	-	-	-	-	-	-	44,103	(435)	20,344,962
Dividends payable - common	-	1,185,956	-	-	-	-	-	-	-	-	-	-	-	1,185,956
Dividends payable - preferred	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany payables (accounts, notes, dividends, taxes, etc.)	-	-	-	43,043,937	-	-	-	6,065,895	1,788	1,229	-	462,163,412	(60,111,533)	451,164,727
Accrued payroll - vacation	-	606,197	-	1,165,067	-	-	-	-	-	-	-	251	-	1,771,515
Accrued interest	-	93,599	-	-	-	-	-	-	-	-	-	-	-	93,599
Accrued income taxes	47,931	20,047	67,129	160,758	-	-	-	-	-	-	-	2,009,180	-	2,305,044
Accrued other taxes (property, payroll, etc.)	-	451,493	-	2,834,522	-	-	-	-	-	-	-	(1,482)	-	3,284,533
Liabilities of discontinued operations	-	-	-	-	-	-	2,496,004	54,753,909	-	-	-	-	-	57,249,913
Other current liabilities	-	502,697	3,417,107	7,287,779	-	-	-	-	-	-	-	63,548	-	11,271,131
Total current liabilities	78,246	6,888,549	3,516,144	100,123,482	-	-	10,848,905	89,654,260	1,788	1,229	-	933,444,546	(60,111,969)	1,084,445,178
Deferred Credits and Other Non-Current Liabilities:														
Accumulated deferred income taxes:														
Other comprehensive income	1,507,940	-	-	-	-	-	-	-	-	-	-	(23,900,797)	-	(22,392,857)
Other	-	-	-	286,131	-	-	-	-	-	-	-	7,183,194	-	7,469,325
Intercompany payables - noncurrent	-	-	-	-	-	-	-	98,651,813	-	-	-	-	(98,651,813)	-
Minority interest	-	8,655,598	-	27,167,971	-	-	-	-	(1)	-	-	-	155	35,823,723
Other	-	-	-	-	-	-	-	-	-	-	-	2,563	-	2,563
Total long-term liabilities	1,507,940	8,655,598	-	27,454,102	-	-	-	98,651,813	(1)	-	-	(16,715,040)	(98,651,658)	20,902,755
Total Liabilities and Capitalization	$ 87,735,260	$ 64,586,641	$ 220,370,607	$ 289,974,138	$ -	$ -	$ 98,662,061	$ 304,370,421	$ -	$ 274	$ 16	$ 704,467,336	$ (760,529,662)	$ 1,009,637,091

ALLIANT ENERGY INTERNATIONAL, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Alliant International New Zealand Limited	Consolidated Interstate Energy Corporation PTE Limited	Alliant Energy Holdings do Brasil Limitada	Consolidated Grandelight Holding Limited	Alliant Energy Finance Holdings Pty Limited	Alliant Energy Australia Pty. Limited	Alliant Energy do Brasil Limitada	Alliant Energy Genco do Brasil Limitada	Escosul Limitada	Alliant Energy Renewable Resources Limited	Alliant Energy International, Inc.	Eliminations	Consolidated Alliant Energy International, Inc.
Cash flows from (used for) operating activities:													
Net income	$ 1,922,534	$ 4,481,015	$ (29,970,550)	$ 13,639,674	$ 149,186	$ 15,302,786	$ (479,947)	$ (1,926)	$ (1,326)	$ (251,345)	$ (26,687,869)	$ (4,790,101)	$ (26,687,869)
Adjustments to reconcile net income to net cash flows from (used for) operating activities:													
Income from discontinued operations, net of tax	-	-	-	-	(149,186)	(15,302,786)	-	-	-	-	4,963,530	-	(10,488,442)
Depreciation and amortization	10,926	1,434,409	963,376	8,606,747	-	-	9,799	-	-	-	222,118	-	11,247,375
Deferred taxes and investment tax credits	-	-	-	-	-	-	-	-	-	-	834,894	-	834,894
Losses (gains) on dispositions of assets, net	(1,651)	34,426	-	-	-	-	-	-	-	-	-	-	32,775
Equity loss (income) from equity method investments	(3,906,212)	(1,942,613)	22,654,701	-	-	-	-	-	-	251,361	-	-	17,057,237
Distributions from equity method investments	4,142,013	2,174,874	-	-	-	-	-	-	-	-	-	-	6,316,887
Other	(25,646)	(312,646)	109,454	-	-	-	-	-	-	-	(3,837,111)	-	(4,065,949)
Other changes in assets and liabilities:													
Accounts receivable	290,656	(7,319,494)	29,618	1,802,269	-	-	6,170	-	-	-	53,304,027	(38,247,369)	9,865,877
Income tax refunds receivable	-	-	(25,095)	152,951	-	-	-	-	-	-	(40,183,966)	-	(40,056,110)
Accounts payable	16,185	(366,936)	(10,316,912)	5,585,277	(43,800,269)	5,909,504	(46,144)	1,787	1,229	-	27,643,035	38,247,369	22,874,125
Accrued taxes	(102,108)	262,445	67,128	2,165,304	-	-	(3,505)	-	-	-	886,907	-	3,276,171
Other	1,504	(289,349)	(5,835,118)	21,569,072	-	90,496	-	-	-	-	34,254,883	-	49,791,488
Net cash flows from (used for) operating activities	2,348,201	(1,843,869)	(22,323,398)	53,521,294	(43,800,269)	6,000,000	(513,627)	(139)	(97)	16	51,400,448	(4,790,101)	39,998,459
Cash flows from (used for) financing activities:													
Common stock dividends	(271,606)	-	-	-	-	-	1,721,110	-	-	-	-	(1,449,504)	-
Reductions of other long-term debt	(5,896,908)	(678,826)	-	(13,530,000)	-	-	-	-	-	-	-	-	(20,105,734)
Net change in commercial paper and other short-term borrowin	-	53,780	-	(12,004,830)	-	-	-	-	-	-	-	-	(11,951,050)
Net change in borrowings from / (loans to) money pools	-	-	-	-	-	-	-	-	-	-	69,820,823	-	69,820,823
Net change in loans to discontinued operations	-	-	-	-	(17,543,129)	(6,000,000)	-	-	-	-	-	-	(23,543,129)
Other	271,607	1,185,956	44,481,442	85,790,173	61,343,398	-	(1,325,000)	-	322	381,347	-	(190,943,289)	1,185,956
Net cash flows from (used for) financing activities	(5,896,907)	560,910	44,481,442	60,255,343	43,800,269	(6,000,000)	396,110	-	322	381,347	69,820,823	(192,392,793)	15,406,866
Cash flows from (used for) investing activities:													
Construction and acquisition expenditures:													
Non-regulated businesses	(23,273)	(457,045)	(42,561,349)	(22,050,643)	-	-	(14,128)	-	-	(381,347)	(9,928,594)	-	(75,416,379)
Proceeds from the disposition of assets	111,668	1,957	-	-	-	-	-	-	-	-	-	-	113,625
Other	1,179,688	1,740,402	20,616,353	(85,773,800)	-	-	113,325	139	49	-	(111,292,677)	197,182,894	23,766,373
Net cash flows from (used for) investing activities	1,268,083	1,285,314	(21,944,996)	(107,824,443)	-	-	99,197	139	49	(381,347)	(121,221,271)	197,182,894	(51,536,381)
Net increase (decrease) in cash and temporary cash investment	(2,280,623)	2,355	213,048	5,952,194	-	-	(18,320)	-	274	16	-	-	3,868,944
Cash and temporary cash investments at beginning of period	3,766,357	4,225,475	66,945	27,821,992	-	-	18,320	-	-	-	-	-	35,899,089
Cash and temporary cash investments at end of period	$ 1,485,734	$ 4,227,830	$ 279,993	$ 33,774,186	$ -	$ -	$ -	$ -	$ 274	$ 16	$ -	$ -	$ 39,768,033

ALLIANT ENERGY INTERNATIONAL, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Alliant International New Zealand Limited	Consolidated Interstate Energy Corporation PTE Limited	Alliant Energy Holdings do Brasil Limitada	Consolidated Grandelight Holding Limited	Alliant Energy de Mexico LLC	Alliant Energy de Mexico, S. de de C.V.	Alliant Energy Finance Holdings Pty Limited	Alliant Energy Australia Pty. Limited	Alliant Energy do Brasil Limitada	Alliant Energy Genco do Brasil Limitada	Escosul Limitada	Alliant Energy Renewable Resources Limited	Alliant Energy International, Inc.	Eliminations	Consolidated Alliant Energy International, Inc.
Balance at January 1, 2002	$ 11,710,351	$ 13,850,482	$ (5,019,838)	$ 8,458,049	$ -	$ -	$ (12)	$ (2,240,626)	($1,241,163)	$ -	$ -	$ (1,087,678)	$ (51,645,916)	$ (24,429,571)	$ (51,645,922)
Net income (loss)	1,922,533	4,481,016	(29,970,553)	13,639,676	-	-	149,184	15,302,781	(479,947)	(1,926)	(1,327)	(251,345)	(26,687,869)	(4,790,095)	(26,687,871)
Cash dividends declared on common stock	(271,606)	-	-	-	-	-	-	-	1,721,110	-	-	-	-	(1,449,504)	-
Balance at December 31, 2002	$ 13,361,278	$ 18,331,498	$ (34,990,391)	$ 22,097,725	$ -	$ -	$ 149,172	$ 13,062,155	$ -	$ (1,926)	$ (1,327)	$ (1,339,023)	$ (78,333,785)	$ (30,669,170)	$ (78,333,793)

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated 2001 Development Corporation	Consolidated Iowa Land and Building Company	Village Lakeshares, LP	AEI Holding Company	Heartland Energy Services, Inc.	Atlantic-Sundance Apartments, LP	Countryside of Clinton Associates, LP	Meadow Wood Associates of Carroll Phase II, LP	Pickerel Park Associates LP	MDI LP #47	Decorah Woolen Mills, L.P.
Operating Revenues:											
Professional fees, rents and other	$ 21,776	$ 6,110,424	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total operating revenues	21,776	6,110,424	-	-	-	-	-	-	-	-	-
Operating Expenses:											
Other operating and maintenance	(112,125)	(3,583,839)	(29,983)	(16,374)	(16,823)	-	-	-	-	-	-
Depreciation	(13,562)	(99,084)	-	-	-	-	-	-	-	-	-
Miscellaneous taxes other than income taxes	(8,023)	(69,963)	-	-	-	-	-	-	-	-	-
Total operating expenses	(133,710)	(3,752,885)	(29,983)	(16,374)	(16,823)	-	-	-	-	-	-
Operating Income (Loss)	(111,934)	2,357,539	(29,983)	(16,374)	(16,823)	-	-	-	-	-	-
Non-operating Income (Loss), net:											
Income (loss) from consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-
Equity income (loss) from unconsolidated investments	205,524	-	-	-	573	-	-	-	-	-	-
Minority interest of income (loss)	-	1,747	-	-	-	-	-	-	-	-	-
Gain (loss) on dispositions of assets	-	972,709	-	-	-	-	-	-	-	-	-
Other income and (deductions) - net	248,727	(14,950)	-	-	-	-	-	-	-	-	-
Total non-operating income (loss), net	454,251	959,506	-	-	573	-	-	-	-	-	-
Earnings Before Interest and Taxes	342,317	3,317,045	(29,983)	(16,374)	(16,251)	-	-	-	-	-	-
Interest Income (Expense), net:											
Interest expense	-	-	-	-	-	-	-	-	-	-	-
Interest expense - intercompany	-	(5,026)	(96,016)	-	(100,066)	-	-	-	-	-	-
Interest income	209,488	2,592	294,467	-	100,000	-	-	-	-	-	-
Interest income - intercompany	-	60,230	-	-	-	-	-	-	-	-	-
Total interest income (expense), net	209,488	57,796	198,451	-	(66)	-	-	-	-	-	-
Income (Loss) from continuing operations before Income Taxes	551,805	3,374,841	168,468	(16,374)	(16,317)	-	-	-	-	-	-
Income Taxes:											
Current - Federal:	-	82,733	-	5,731	80,596	-	-	-	-	-	-
- State:	-	94,949	-	-	-	-	-	-	-	-	-
Deferred - Federal:	-	(1,322,423)	-	-	(74,944)	-	-	-	-	-	-
- State:	-	(247,418)	-	-	(5,834)	-	-	-	-	-	-
Low income housing tax credits	-	-	-	-	-	-	-	-	-	-	-
Total income tax expense (benefit)	-	(1,392,159)	-	5,731	(182)	-	-	-	-	-	-
Preferred Dividend Requirements of Subsidiaries	-	-	-	-	-	-	-	-	-	-	-
Income (loss) from continuing operations	551,805	1,982,682	168,468	(10,643)	(16,499)	-	-	-	-	-	-
Income (loss) from discontinued operations, net of tax	-	-	-	-	-	440,227	(82,777)	(52,904)	(75,521)	(92,581)	(15,760)
Net Income (Loss)	$ 551,805	$ 1,982,682	$ 168,468	$ (10,643)	$ (16,499)	$ 440,227	$ (82,777)	$ (52,904)	$ (75,521)	$ (92,581)	$ (15,760)

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF INCOME (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2002

	Van Allen L.P.	Fort Madison IHA Senior Housing LP	Fort Madison IHA II Senior Housing LP	Keokuk Senior Housing LP	Knoxville IHA Senior Housing LP	Maquoketa IHA Senior Housing LP	Carroll Senior Housing LP	Wagon Wheel LP	Consolidated Heartland Properties, Inc.	Alliant Energy Investments, Inc.	Eliminations	Consolidated Alliant Energy Investments, Inc.
Operating Revenues:												
Professional fees, rents and other	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (4,518)	$ 6,127,682
Total operating revenues	-	-	-	-	-	-	-	-	-	-	(4,518)	6,127,682
Operating Expenses:												
Other operating and maintenance	-	-	-	-	-	-	-	-	-	(282,334)	4,518	(4,036,960)
Depreciation	-	-	-	-	-	-	-	-	-	(1,716)	-	(114,362)
Miscellaneous taxes other than income taxes	-	-	-	-	-	-	-	-	-	(5,303)	-	(83,288)
Total operating expenses	-	-	-	-	-	-	-	-	-	(289,353)	4,518	(4,234,611)
Operating Income (Loss)	-	-	-	-	-	-	-	-	-	(289,353)	-	1,893,071
Non-operating Income (Loss), net:												
Income (loss) from consolidated subsidiaries	-	-	-	-	-	-	-	-	-	6,372,265	(6,372,265)	-
Equity income (loss) from unconsolidated investments	-	-	-	-	-	-	-	-	-	(372,384)	-	(166,287)
Minority interest of income (loss)	-	-	-	-	-	-	-	-	-	-	(248,062)	(246,316)
Gain (loss) on dispositions of assets	-	-	-	-	-	-	-	-	-	-	-	972,709
Other income and (deductions) - net	-	-	-	-	-	-	-	-	-	(26,857,218)	-	(26,623,441)
Total non-operating income (loss), net	-	-	-	-	-	-	-	-	-	(20,857,337)	(6,620,327)	(26,063,335)
Earnings Before Interest and Taxes	-	-	-	-	-	-	-	-	-	(21,146,690)	(6,620,327)	(24,170,263)
Interest Income (Expense), net:												
Interest expense	-	-	-	-	-	-	-	-	-	(77,938)	-	(77,938)
Interest expense - intercompany	-	-	-	-	-	-	-	-	-	(2,694,527)	21,615	(2,874,020)
Interest income	-	-	-	-	-	-	-	-	-	-	-	606,548
Interest income - intercompany	-	-	-	-	-	-	-	-	-	21,343,811	(21,615)	21,382,426
Total interest income (expense), net	-	-	-	-	-	-	-	-	-	18,571,346	-	19,037,015
Income (Loss) from continuing operations before Income Taxes and Preferred Dividends	-	-	-	-	-	-	-	-	-	(2,575,343)	(6,620,327)	(5,133,248)
Income Taxes:												
Current - Federal:	-	-	-	-	-	-	-	-	-	(6,316,671)	-	(6,147,611)
- State:	-	-	-	-	-	-	-	-	-	(322,491)	-	(227,542)
Deferred - Federal:	-	-	-	-	-	-	-	-	-	9,387,368	-	7,990,001
- State:	-	-	-	-	-	-	-	-	-	1,762,142	-	1,508,890
Low income housing tax credits	-	-	-	-	-	-	-	-	-	95,328	-	95,328
Total income tax expense (benefit)	-	-	-	-	-	-	-	-	-	4,605,676	-	3,219,066
Preferred Dividend Requirements of Subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-
Income (loss) from continuing operations	-	-	-	-	-	-	-	-	-	2,030,333	(6,620,327)	(1,914,182)
Income (loss) from discontinued operations, net of tax	-	(12,857)	(60,588)	(13,762)	(44,587)	(38,322)	(34,487)	(72,434)	4,100,868	2,492,929	-	6,437,444
Net Income (Loss)	$ -	$ (12,857)	$ (60,588)	$ (13,762)	$ (44,587)	$ (38,322)	$ (34,487)	$ (72,434)	$ 4,100,868	$ 4,523,262	$ (6,620,327)	$ 4,523,262

Exhibit F.19

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2002

ASSETS :	Consolidated 2001 Development Corporation	Consolidated Iowa Land and Building Company	Village Lakeshares, LP	AEI Holding Company	Heartland Energy Services, Inc.	Atlantic-Sundance Apartments, LP	Countryside of Clinton Associates, LP	Meadow Wood Associates of Carroll Phase II, LP	Pickerel Park Associates LP	MDI LP #47	Decorah Woolen Mills, L.P.
Property, Plant and Equipment											
Other Property, Plant and Equipment:											
Land	$ 1,273,946	$ 4,812,737	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Buildings and land improvements	210,616	2,144,526	-	-	-	-	-	-	-	-	-
Accumulated depreciation - building and land improvements	(78,158)	(800,955)	-	-	-	-	-	-	-	-	-
Machinery and production equipment	-	51,827	-	-	-	-	-	-	-	-	-
Accumulated depreciation - production machinery and equipment	-	(32,629)	-	-	-	-	-	-	-	-	-
Office furniture, fixtures and equipment	25,719	133,707	-	-	-	-	-	-	-	-	-
Accumulated depreciation - office furniture, fixtures and equipment	(25,087)	(121,511)	-	-	-	-	-	-	-	-	-
Other property, plant and equipment	-	175,955	-	-	-	-	-	-	-	-	-
Accumulated depreciation - other property, plant and equipment	-	(161,859)	-	-	-	-	-	-	-	-	-
Total other property, plant and equipment, net	1,407,036	6,201,799	-	-	-	-	-	-	-	-	-
Total property, plant and equipment	1,407,036	6,201,799	-	-	-	-	-	-	-	-	-
Investments:											
Consolidated subsidiaries	-	-	-	-	-	-	-	-	-	-	-
Equity method investments:											
Other	3,975,757	-	-	-	1,476,456	-	-	-	-	-	-
Cost method investments:											
McLeodUSA Incorporated - Available-for-sale shares	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-
Total investments	3,975,757	-	-	-	1,476,456	-	-	-	-	-	-
Current Assets:											
Cash	1,951,290	22,695	5,750	2,712	-	-	-	-	-	-	-
Temporary cash investments	475,000	-	-	-	-	-	-	-	-	-	-
Loans to money pools	-	5,263,379	-	-	-	-	-	-	-	-	-
Customer accounts receivable	21,312	50,129	-	-	-	-	-	-	-	-	-
Accumulated provision for uncollectible accounts - customer accounts receivable	(21,312)	-	-	-	-	-	-	-	-	-	-
Other accounts receivable	22,362	-	168,556	-	-	-	-	-	-	-	-
Notes receivable-current	1,951	-	1,357,880	-	-	-	-	-	-	-	-
Accumulated provision for uncollectible accounts - current notes receivable	-	-	(310,090)	-	-	-	-	-	-	-	-
Intercompany accounts receivable (accounts, notes, dividends, taxes, etc.)	-	502,741	-	8,230	14	-	-	-	-	-	-
Income tax accounts receivable	-	154,587	-	2,141	-	-	-	-	-	-	-
Materials and supplies, at average cost	-	2,333	-	-	-	-	-	-	-	-	-
Prepayments and other	-	122,602	-	-	-	-	-	-	-	-	-
Assets of discontinued operations	-	-	-	-	-	1,996,682	2,195,380	1,791,026	2,081,850	3,859,419	1,769,434
Total current assets	2,450,603	6,118,465	1,222,096	13,083	14	1,996,682	2,195,380	1,791,026	2,081,850	3,859,419	1,769,434
Other Assets:											
Notes receivable - noncurrent	2,347,550	-	483,266	-	-	-	-	-	-	-	-
Deferred charges and other	-	5,876	-	-	-	-	-	-	-	-	-
Total other assets	2,347,550	5,876	483,266	-	-	-	-	-	-	-	-
Total Assets	$ 10,180,946	$ 12,326,139	$ 1,705,362	$ 13,083	$ 1,476,470	$ 1,996,682	$ 2,195,380	$ 1,791,026	$ 2,081,850	$ 3,859,419	$ 1,769,434

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2002

ASSETS :	Van Allen L.P.	Fort Madison IHA Senior Housing LP	Fort Madison IHA II Senior Housing LP	Keokuk Senior Housing LP	Knoxville IHA Senior Housing LP	Maquoketa IHA Senior Housing LP	Carroll Senior Housing LP	Wagon Wheel LP	Consolidated Heartland Properties, Inc.	Alliant Energy Investments, Inc.	Eliminations	Consolidated Alliant Energy Investments, Inc.
Property, Plant and Equipment												
Other Property, Plant and Equipment:												
Land	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 6,086,683
Buildings and land improvements	-	-	-	-	-	-	-	-	-	-	-	2,355,142
Accumulated depreciation - building and land improvements	-	-	-	-	-	-	-	-	-	-	-	(879,113)
Machinery and production equipment	-	-	-	-	-	-	-	-	-	-	-	51,827
Accumulated depreciation - production machinery and equipment	-	-	-	-	-	-	-	-	-	-	-	(32,629)
Office furniture, fixtures and equipment	-	-	-	-	-	-	-	-	-	2,804	-	162,230
Accumulated depreciation - office furniture, fixtures and equipment	-	-	-	-	-	-	-	-	-	(2,804)	-	(149,401)
Other property, plant and equipment	-	-	-	-	-	-	-	-	-	-	-	175,955
Accumulated depreciation - other property, plant and equipment	-	-	-	-	-	-	-	-	-	-	-	(161,859)
Total other property, plant and equipment, net	-	-	-	-	-	-	-	-	-	-	-	7,608,835
Total property, plant and equipment	-	-	-	-	-	-	-	-	-	-	-	7,608,835
Investments:												
Consolidated subsidiaries	-	-	-	-	-	-	-	-	-	75,861,995	(75,861,995)	-
Equity method investments:												
Other	-	-	-	-	-	-	-	-	-	79,242	-	5,531,456
Cost method investments:												
McLeodUSA Incorporated - Available-for-sale shares	-	-	-	-	-	-	-	-	-	1,831,091	-	1,831,091
Other	-	-	-	-	-	-	-	-	-	95,395	-	95,395
Total investments	-	-	-	-	-	-	-	-	-	77,867,723	(75,861,995)	7,457,942
Current Assets:												
Cash	-	-	-	-	-	-	-	-	-	-	-	1,982,446
Temporary cash investments	-	-	-	-	-	-	-	-	-	-	-	475,000
Loans to money pools	-	-	-	-	-	-	-	-	5,892,266	-	-	11,155,645
Customer accounts receivable	-	-	-	-	-	-	-	-	-	-	-	71,441
Accumulated provision for uncollectible accounts - customer accounts receivable	-	-	-	-	-	-	-	-	-	-	-	(21,312)
Other accounts receivable	-	-	-	-	-	-	-	-	-	5,616	-	196,534
Notes receivable-current	-	-	-	-	-	-	-	-	-	-	-	1,359,831
Accumulated provision for uncollectible accounts - current notes receivable	-	-	-	-	-	-	-	-	-	-	-	(310,090)
Intercompany accounts receivables (accounts, notes, dividends, taxes, etc.)	-	-	-	-	-	-	-	-	1,350	450,944,698	(5,900)	451,451,132
Income tax accounts receivable	-	-	-	-	-	-	-	-	-	1,308,113	-	1,464,841
Materials and supplies, at average cost	-	-	-	-	-	-	-	-	-	-	-	2,333
Prepayments and other	-	-	-	-	-	-	-	-	-	-	-	122,602
Assets of discontinued operations	675,875	1,361,476	1,222,340	1,827,466	1,724,372	1,620,187	1,738,280	1,698,715	157,110,515	-	-	182,673,017
Total current assets	675,875	1,361,476	1,222,340	1,827,466	1,724,372	1,620,187	1,738,280	1,698,715	163,004,131	452,258,427	(5,900)	650,623,420
Other Assets:												
Notes receivable - noncurrent	-	-	-	-	-	-	-	-	-	-	-	2,830,816
Deferred charges and other	-	-	-	-	-	-	-	-	-	-	-	5,876
Total other assets	-	-	-	-	-	-	-	-	-	-	-	2,836,692
Total Assets	$ 675,875	$ 1,361,476	$ 1,222,340	$ 1,827,466	$ 1,724,372	$ 1,620,187	$ 1,738,280	$ 1,698,715	$ 163,004,131	$ 530,126,150	$ (75,867,895)	$ 668,526,888

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2002

CAPITALIZATION AND LIABILITIES:	Consolidated 2001 Development Corporation	Consolidated Iowa Land and Building Company	Village Lakeshares, LP	AEI Holding Company	Heartland Energy Services, Inc.	Atlantic-Sundance Apartments, LP	Countryside of Clinton Associates, LP	Meadow Wood Associates of Carroll Phase II, LP	Pickerel Park Associates LP	MDI LP #47	Decorah Woolen Mills, L.P.
Capitalization:											
Common stock	$ 8,250,000	$ 200,000	$-	$-	$-	$-	$-	$-	$-	$-	$-
Additional paid-in capital	-	2,604,497	8,915,833	20,500	7,140,958	1,149,662	1,381,230	1,152,910	1,309,210	2,866,917	300
Retained earnings	1,929,021	4,191,159	(8,542,252)	(16,439)	(7,357,486)	33,243	(114,234)	(152,807)	(132,743)	(92,581)	(15,760)
Other comprehensive income:											
Unrealized security gain (loss)	-	-	-	-	-	-	-	-	-	-	-
Total common equity	10,179,021	6,995,656	373,581	4,061	(216,528)	1,182,905	1,266,996	1,000,103	1,176,467	2,774,336	(15,460)
Long-term debt	-	-	-	-	-	273,423	887,631	747,570	859,778	724,093	405,000
Total capitalization	10,179,021	6,995,656	373,581	4,061	(216,528)	1,456,328	2,154,627	1,747,673	2,036,245	3,498,429	389,540
Current Liabilities:											
Current maturities and sinking funds	-	-	-	-	-	9,237	2,988	2,939	1,654	26,221	1,115,000
Borrowings from money pools	-	38,342	1,330,682	-	2,052,199	-	-	-	-	-	-
Accounts payable	40	39,743	-	-	-	-	-	-	-	-	-
Intercompany payables (accounts, notes, dividends, taxes, etc.)	-	28,876	1,099	9,021	450	-	-	-	-	2,351	-
Accrued payroll - vacation	-	-	-	-	-	-	-	-	-	-	-
Accrued income taxes	-	314,172	-	-	4,368	-	-	-	-	-	-
Accrued other taxes (property, payroll, etc.)	1,885	67,530	-	-	-	-	-	-	-	-	-
Liabilities of discontinued operations	-	-	-	-	-	131,704	37,765	40,414	43,951	332,418	264,894
Other current liabilities	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	1,925	488,663	1,331,781	9,021	2,057,017	140,941	40,753	43,353	45,605	360,990	1,379,894
Deferred Credits and Other Non-Current Liabilities:											
Accumulated deferred income taxes:											
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-
Other	-	4,036,688	-	-	(364,020)	-	-	-	-	-	-
Intercompany payables - noncurrent	-	-	-	-	-	399,413	-	-	-	-	-
Environmental liabilities - noncurrent	-	70,000	-	-	-	-	-	-	-	-	-
Reserves	-	390,475	-	-	-	-	-	-	-	-	-
Minority interest	-	342,965	-	-	-	-	-	-	-	-	-
Other	-	1,693	-	-	-	-	-	-	-	-	-
Total long-term liabilities	-	4,841,821	-	-	(364,020)	399,413	-	-	-	-	-
Total Liabilities and Capitalization	$ 10,180,946	$ 12,326,139	$ 1,705,362	$ 13,083	$ 1,476,470	$ 1,996,682	$ 2,195,380	$ 1,791,026	$ 2,081,850	$ 3,859,419	$ 1,769,434

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2002

CAPITALIZATION AND LIABILITIES:	Van Allen L.P.	Fort Madison IHA Senior Housing LP	Fort Madison IHA II Senior Housing LP	Keokuk Senior Housing LP	Knoxville IHA Senior Housing LP	Maquoketa IHA Senior Housing LP	Carroll Senior Housing LP	Wagon Wheel LP	Consolidated Heartland Properties, Inc.	Alliant Energy Investments, Inc.	Eliminations	Consolidated Alliant Energy Investments, Inc.
Capitalization:												
Common stock	$-	$-	$-	$-	$-	$-	$-	$-	$ 1,000	$-	$ (8,451,000)	$ -
Additional paid-in capital	675,875	651,795	592,100	580,675	570,869	618,809	578,475	1,108,920	35,476,256	65,740,753	(67,395,790)	65,740,755
Retained earnings	-	(189,847)	(183,840)	(13,762)	(46,350)	(97,436)	(34,487)	(363,511)	15,799,922	251,144,950	(4,599,809)	251,144,951
Other comprehensive income:												
Unrealized security gain (loss)	-	-	-	-	-	-	-	-	14,867	422,451	(14,867)	422,451
Total common equity	675,875	461,948	408,260	566,913	524,519	521,373	543,988	745,409	51,292,045	317,308,154	(80,461,466)	317,308,157
Long-term debt	-	827,927	764,842	964,050	926,237	829,487	938,797	903,042	93,464,635	-	-	103,516,512
Total capitalization	675,875	1,289,875	1,173,102	1,530,963	1,450,756	1,350,860	1,482,785	1,648,451	144,756,680	317,308,154	(80,461,466)	420,824,669
Current Liabilities:												
Current maturities and sinking funds	-	12,501	9,057	10,258	11,354	10,003	10,455	7,673	2,247,052	-	-	3,476,392
Borrowings from money pools	-	-	-	-	-	-	-	-	-	65,083,361	-	68,504,585
Accounts payable	-	-	-	-	-	-	-	-	-	4,945	-	44,728
Intercompany payables (accounts, notes, dividends, taxes, etc.)	-	-	-	-	-	-	-	-	154,861	302,127	(5,898)	492,887
Accrued payroll - vacation	-	-	-	-	-	-	-	-	-	(230)	-	(230)
Accrued income taxes	-	-	-	-	-	-	-	-	-	2,090,212	-	2,408,751
Accrued other taxes (property, payroll, etc.)	-	-	-	-	-	-	-	-	-	-	-	69,415
Liabilities of discontinued operations	-	59,100	40,181	286,245	262,262	259,324	245,040	42,591	13,526,155	-	-	15,572,044
Other current liabilities	-	-	-	-	-	-	-	-	-	1,960	-	1,960
Total current liabilities	-	71,601	49,238	296,503	273,616	269,327	255,495	50,264	15,928,068	67,482,376	(5,898)	90,570,533
Deferred Credits and Other Non-Current Liabilities:												
Accumulated deferred income taxes:												
Other comprehensive income	-	-	-	-	-	-	-	-	-	289,975	-	289,975
Other	-	-	-	-	-	-	-	-	-	145,045,645	-	148,718,314
Intercompany payables - noncurrent	-	-	-	-	-	-	-	-	2,319,383	-	-	2,718,796
Environmental liabilities - noncurrent	-	-	-	-	-	-	-	-	-	-	-	70,000
Reserves	-	-	-	-	-	-	-	-	-	-	-	390,475
Minority interest	-	-	-	-	-	-	-	-	-	-	4,599,469	4,942,435
Other	-	-	-	-	-	-	-	-	-	-	-	1,693
Total long-term liabilities	-	-	-	-	-	-	-	-	2,319,383	145,335,620	4,599,469	157,131,687
Total Liabilities and Capitalization	$ 675,875	$ 1,361,476	$ 1,222,340	$ 1,827,466	$ 1,724,372	$ 1,620,187	$ 1,738,280	$ 1,698,715	$ 163,004,131	$ 530,126,150	$ (75,867,895)	$ 668,526,888

Exhibit F.20

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated 2001 Development Corporation	Consolidated Iowa Land and Building Company	Village Lakeshares, LP	Village Lakeshares, LP	AEI Holding Company	Heartland Energy Services, Inc.	Atlantic-Sundance Apartments, LP	Countryside of Clinton Associates, LP	Meadow Wood Associates of Carroll Phase II, LP	Pickerel Park Associates LP	MDI LP #47	Decorah Woolen Mills, L.P.
Cash flows from (used for) operating activities:												
Net income	$ 551,805	$ 1,982,682	$-	$ 168,468	$ (10,644)	$ (16,499)	$ 440,227	$ (82,777)	$ (52,904)	$ (75,521)	$ (92,581)	$ (15,760)
Adjustments to reconcile net income to net cash flows from (used for) operating activities:												
Income from discontinued operations, net of tax	-	-	-	-	-	-	(440,227)	82,777	52,904	75,521	92,581	15,760
Depreciation and amortization	13,562	99,087	-	-	-	-	-	-	-	-	-	-
Deferred taxes and investment tax credits	-	1,569,841	-	-	-	80,778	-	-	-	-	-	-
Losses (gains) on dispositions of assets, net	-	(972,709)	-	-	-	-	-	-	-	-	-	-
Equity loss (income) from equity method investments	(205,524)	-	-	-	-	(573)	-	-	-	-	-	-
Non-cash valuation charges	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	(46,665)	-	-	-	-	-	-
Other changes in assets and liabilities:												
Accounts receivable	13,574	721,223	-	(26,121)	(8,207)	(14)	-	-	-	-	-	-
Income tax refunds receivable	-	489,233	-	-	980	-	-	-	-	-	-	-
Accounts payable	(3,984)	(161,721)	-	(2,084)	9,021	432	-	-	-	-	2,351	-
Accrued taxes	909	313,873	-	-	-	(40,093)	-	-	-	-	-	-
Other	264,340	(2,015)	-	931,090	-	(1)	-	-	-	-	(2,351)	-
Net cash flows from (used for) operating activities	634,682	4,039,494	-	1,071,353	(8,850)	(22,635)	-	-	-	-	-	-
Cash flows from (used for) financing activities:												
Net change in borrowings from / (loans to) money pools	-	(5,844,196)	-	(1,171,221)	-	22,636	-	-	-	-	-	-
Net change in loans to discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
Net cash flows from (used for) financing activities	-	(5,844,196)	-	(1,171,221)	-	22,636	-	-	-	-	-	-
Cash flows from (used for) investing activities:												
Construction and acquisition expenditures:												
Non-regulated businesses	(306,581)	(30,088)	-	-	-	-	-	-	-	-	-	-
Proceeds from the disposition of assets	-	1,815,522	-	-	-	-	-	-	-	-	-	-
Other	4	61,143	-	-	-	(1)	-	-	-	-	-	-
Net cash flows from (used for) investing activities	(306,577)	1,846,577	-	-	-	(1)	-	-	-	-	-	-
Net increase (decrease) in cash and temporary cash investments	328,105	41,875	-	(99,868)	(8,850)	-	-	-	-	-	-	-
Cash and temporary cash investments at beginning of period	2,098,185	(19,180)	-	105,618	11,561	-	-	-	-	-	-	-
Cash and temporary cash investments at end of period	$ 2,426,290	$ 22,695	$ -	$ 5,750	$ 2,711	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Exhibit F.20 (Continued)

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2002

	Van Allen L.P.	Fort Madison IHA Senior Housing LP	Fort Madison IHA II Senior Housing LP	Keokuk Senior Housing LP	Knoxville IHA Senior Housing LP	Maquoketa IHA Senior Housing LP	Carroll Senior Housing LP	Wagon Wheel LP	Consolidated Heartland Properties, Inc.	Alliant Energy Investments, Inc.	Eliminations	Consolidated Alliant Energy Investments, Inc.
Cash flows from (used for) operating activities:												
Net income	$-	$ (12,857)	$ (60,589)	$ (13,762)	$ (44,587)	$ (38,322)	$ (34,487)	$ (72,434)	$ 4,100,868	$ 4,523,277	$ (6,620,326)	$ 4,523,277
Adjustments to reconcile net income to net cash flows from (used for) operating activities:												
Income from discontinued operations, net of tax	-	12,857	60,589	13,762	44,587	38,322	34,487	72,434	(4,100,868)	(2,492,929)	-	(6,437,443)
Depreciation and amortization	-	-	-	-	-	-	-	-	-	1,717	-	114,366
Deferred taxes and investment tax credits	-	-	-	-	-	-	-	-	-	(11,149,510)	-	(9,498,891)
Losses (gains) on dispositions of assets, net	-	-	-	-	-	-	-	-	-	-	-	(972,709)
Equity loss (income) from equity method investments	-	-	-	-	-	-	-	-	-	372,384	-	166,287
Non-cash valuation charges	-	-	-	-	-	-	-	-	-	26,887,859	-	26,887,859
Other	-	-	-	-	-	-	-	-	-	-	7,923	(38,742)
Other changes in assets and liabilities:												
Accounts receivable	-	-	-	-	-	-	-	-	(1,350)	(21,673,445)	5,900	(20,968,440)
Income tax refunds receivable	-	-	-	-	-	-	-	-	-	(1,308,113)	-	(817,900)
Accounts payable	-	-	-	-	-	-	-	-	52,054	273,926	(5,900)	164,095
Accrued taxes	-	-	-	-	-	-	-	-	-	(751,488)	-	(476,799)
Other	-	-	-	-	-	-	-	-	(50,704)	2,319,599	248,021	3,707,979
Net cash flows from (used for) operating activities	-	-	-	-	-	-	-	-	-	(2,996,723)	(6,364,382)	(3,647,061)
Cash flows from (used for) financing activities:												
Net change in borrowings from / (loans to) money pools	-	-	-	-	-	-	-	-	3,294,305	13,967,358		10,268,882
Net change in loans to discontinued operations	-	-	-	-	-	-	-	-	(3,294,305)	-	-	(3,294,305)
Net cash flows from (used for) financing activities	-	-	-	-	-	-	-	-	-	13,967,358	-	6,974,577
Cash flows from (used for) investing activities:												
Construction and acquisition expenditures:												
Non-regulated businesses	-	-	-	-	-	-	-	-	-	(4,150,518)	-	(4,487,187)
Proceeds from the disposition of assets	-	-	-	-	-	-	-	-	-	-	-	1,815,522
Other	-	-	-	-	-	-	-	-	-	(6,820,117)	6,364,382	(394,589)
Net cash flows from (used for) investing activities	-	-	-	-	-	-	-	-	-	(10,970,635)	6,364,382	(3,066,254)
Net increase (decrease) in cash and temporary cash investments	-	-	-	-	-	-	-	-	-	-	-	261,262
Cash and temporary cash investments at beginning of period	-	-	-	-	-	-	-	-	-	-	-	2,196,184
Cash and temporary cash investments at end of period	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,457,446

Exhibit F.21

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Consolidated Development Corporation	Consolidated Iowa Land and Building Company	Village Lakeshares, LP	Alliant Energy Investments Holdin Company	Heartland Energy Services, Inc.	Atlantic Sundance Apartments, LP	Countryside Of linton Associates, L	Meadow Wood ssociates of Carrol Phase II, LP	Pickerel Park Associates, LP	MDI Limited Patnership	Decorah Woolen Mills, Limited Patnership
Balance at January 1, 2002	$ 1,377,216	$ 2,208,477	$ (8,710,720)	$ (5,796)	$ (7,340,987)	$ (406,984)	$ (31,457)	$ (99,903)	$ (57,222)	$-	$-
Net income (loss)	551,805	1,982,682	168,468	(10,643)	(16,499)	440,227	(82,777)	(52,904)	(75,521)	(92,581)	(15,760)
Cash dividends declared on common stock	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2002	$ 1,929,021	$ 4,191,159	$ (8,542,252)	$ (16,439)	$ (7,357,486)	$ 33,243	$ (114,234)	$ (152,807)	$ (132,743)	$ (92,581)	$ (15,760)

Exhibit F.21 (Continued)

ALLIANT ENERGY INVESTMENTS, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2002

	Clinton Van Allen Limited Patnership	Fort Madison IHA Senior Housing LP	Fort Madison IHA II Senior Housing LP	Keokuk senior Housing LP	Knoxville IHA Senior Housing LP	Maquoketa IHA enior Housing, L. P	Carroll IHA Senior Housing Limited	Wagon Wheel L.P	Consolidated Heartland Properties, Inc.	Alliant Energy Investments, Inc.	Eliminations	Consolidated Alliant Energy Investments, Inc.
Balance at January 1, 2002	$ -	$ (173,980)	$ (120,237)	$-	$ 135	$ (59,114)	$ -	$ (291,077)	$ 11,699,054	$ 246,621,688	$ 2,012,595	$ 246,621,688
Net income (loss)	-	(12,857)	(60,588)	(13,762)	(44,587)	(38,322)	(34,487)	(72,434)	4,100,868	4,523,262	(6,620,326)	4,523,263
Cash dividends declared on common stock	-	(3,010)	(3,015)	-	(1,898)	-	-	-	-	-	7,923	-
Balance at December 31, 2002	$ -	$ (189,847)	$ (183,840)	$ (13,762)	$ (46,350)	$ (97,436)	$ (34,487)	$ (363,511)	$ 15,799,922	$ 251,144,950	$ (4,599,808)	$ 251,144,951

Exhibit F.22

ALLIANT ENERGY TRANSPORTATION, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

	Cedar Rapids and Iowa Railway Company	IEI Barge Services, Inc.	Transfer Services, Inc.	Williams Bulk Transfer Inc.	Alliant Energy Transportation, Inc.	Eliminations	Consolidated Alliant Energy Transportation, Inc.
Operating Revenues:							
Professional fees, rents and other	$ 16,665,952	$ 1,974,274	$ 543,217	$ 811,221	$ -	$ -	$ 19,994,663
Total operating revenues	16,665,952	1,974,274	543,217	811,221	-	-	19,994,663
Operating Expenses:							
Other operating and maintenance	(9,104,994)	(1,239,109)	(328,020)	(585,295)	-	-	(11,257,417)
Depreciation	(1,592,094)	(483,342)	(22,706)	(257,038)	-	-	(2,355,181)
Amortization	(43,290)	-	-	-	-	-	(43,290)
Miscellaneous taxes other than income taxes	(1,483,546)	(133,603)	(241)	(48,933)	-	-	(1,666,322)
Total operating expenses	(12,223,924)	(1,856,054)	(350,967)	(891,266)	-	-	(15,322,211)
Operating Income (Loss)	4,442,027	118,220	192,250	(80,045)	-	-	4,672,452
Non-operating Income (Loss), net:							
Income (loss) from consolidated subsidiaries	-	-	-	-	3,872,649	(3,872,649)	-
Gain (loss) on dispositions of assets	79,686	8,000	-	-	259	-	87,945
Other income and (deductions) - net	1,270,572	-	-	-	(160,848)	-	1,109,724
Total non-operating income (loss), net	1,350,257	8,000	-	-	3,712,060	(3,872,649)	1,197,668
Earnings Before Interest and Taxes	5,792,284	126,220	192,250	(80,045)	3,712,060	(3,872,649)	5,870,120
Interest Income (Expense), net:							
Interest expense	(34,151)	-	-	-	-	-	(34,151)
Interest expense - intercompany	-	(211,736)	-	(233,898)	-	-	(445,635)
Interest income	14,122	-	-	-	-	-	14,122
Interest income - intercompany	161,665	-	7,038	-	9,310	-	178,012
Total interest income (expense), net	141,637	(211,736)	7,038	(233,898)	9,310	-	(287,651)
Income (Loss) from continuing operations before Income Taxes	5,933,921	(85,517)	199,287	(313,943)	3,721,370	(3,872,649)	5,582,470
Income Taxes:							
Current - Federal:	(1,645,909)	(16,104)	(63,354)	166,856	33,361	-	(1,525,150)
- State:	(388,836)	(3,219)	(16,201)	81,095	19,483	-	(307,678)
Deferred - Federal:	(297,530)	424,041	(772)	(85,354)	-	-	40,385
- State:	(56,982)	57,335	(144)	(16,022)	-	-	(15,813)
Total income tax expense (benefit)	(2,389,257)	462,053	(80,471)	146,575	52,844	-	(1,808,256)
Preferred Dividend Requirements of Subsidiaries	-	-	-	-	-	-	-
Income (loss) from continuing operations	3,544,664	376,536	118,816	(167,368)	3,774,214	(3,872,649)	3,774,214
Income (loss) from discontinued operations, net of tax	-	-	-	-	-	-	-
Net Income (Loss)	$ 3,544,664	$ 376,536	$ 118,816	$ (167,368)	$ 3,774,214	$ (3,872,649)	$ 3,774,214

Exhibit F.23

ALLIANT ENERGY TRANSPORTATION, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2002

	Cedar Rapids and Iowa Railway Company	IEI Barge Services, Inc.	Transfer Services, Inc.	Williams Bulk Transfer Inc.	Alliant Energy Transportation, Inc.	Eliminations	Consolidated Alliant Energy Transportation, Inc.
ASSETS :							
Property, Plant and Equipment							
Other Property, Plant and Equipment:							
Land	$ 2,367,993	$ 2,671,254	$ -	$ 197,699	$ -	$ -	$ 5,236,946
Buildings and land improvements	6,035,524	1,334,985	-	210,687	-	-	7,581,196
Accumulated depreciation - building and land improvements	(681,735)	(582,181)	-	(32,037)	-	-	(1,295,954)
Machinery and production equipment	3,104,809	4,742,917	165,207	697,238	-	-	8,710,172
Accumulated depreciation - production machinery and equipment	(1,216,153)	(2,896,298)	(102,262)	(161,888)	-	-	(4,376,600)
Office furniture, fixtures and equipment	6,178	22,770	1,070	52,563	-	-	82,581
Accumulated depreciation - office furniture, fixtures and equipment	(3,225)	(16,906)	(1,070)	(4,155)	-	-	(25,356)
Other property, plant and equipment	40,292,799	3,737,564	25,982	3,863,008	-	49,059	47,968,412
Accumulated depreciation - other property, plant and equipment	(14,249,904)	(2,410,152)	(10,280)	(516,543)	-	-	(17,186,879)
Total other property, plant and equipment, net	35,656,286	6,603,953	78,648	4,306,571	-	49,059	46,694,517
Total property, plant and equipment	35,656,286	6,603,953	78,648	4,306,571	-	49,059	46,694,517
Investments:							
Consolidated subsidiaries	-	-	-	-	32,084,099	(32,084,099)	-
Total investments	-	-	-	-	32,084,099	(32,084,099)	-
Current Assets:							
Cash	(1,173,953)	192,292	-	(20,585)	-	-	(1,002,246)
Loans to money pools	265,227	1,875,055	225,081	-	260,971	-	2,626,334
Customer accounts receivable	1,950,457	202,511	39,256	112,034	-	-	2,304,258
Other unbilled revenues	1,103,876	17,905	-	-	-	-	1,121,781
Intercompany accounts receivable (accounts, notes, dividends, taxes, etc.)	76,041	12,375	8,841	1,863	156,183	(166,364)	88,939
Income tax accounts receivable	-	984	-	130,083	89,557	-	220,624
Materials and supplies, at average cost	886,609	-	-	-	-	-	886,609
Prepayments and other	158,616	17,461	536	604	-	-	177,217
Total current assets	3,266,873	2,318,583	273,713	223,999	506,711	(166,364)	6,423,515
Other Assets:							
Deferred charges and other	131,531	-	-	-	(5,241)	-	126,291
Total other assets	131,531	-	-	-	(5,241)	-	126,291
Total Assets	39,054,691	8,922,536	352,361	4,530,570	32,585,569	(32,201,404)	53,244,322

Exhibit F.23 (Continued)

ALLIANT ENERGY TRANSPORTATION, INC.
CONSOLIDATING BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2002

CAPITALIZATION AND LIABILITIES:	Cedar Rapids and Iowa Railway Company	IEI Barge Services, Inc.	Transfer Services, Inc.	Williams Bulk Transfer Inc.	Alliant Energy Transportation, Inc.	Eliminations	Consolidated Alliant Energy Transportation, Inc.
Capitalization:							
Common stock	$ 500,000	$ 31,400	$ 1,000	$ 1	$ 1,000	$ (532,401)	$ 1,000
Additional paid-in capital	9,125,158	8,435,400	58,253	999	7,835,956	(17,619,811)	7,835,956
Retained earnings	13,917,766	748,185	216,133	(707,106)	24,835,967	(14,174,979)	24,835,967
Other comprehensive income:							
Minimum pension liability adjustments	(292,150)	-	-	-	(292,150)	292,150	(292,150)
Total common equity	23,250,775	9,214,985	275,386	(706,106)	32,380,773	(32,035,041)	32,380,773
Long-term debt	1,071,699	-	-	-	-	-	1,071,699
Total capitalization	24,322,474	9,214,985	275,386	(706,106)	32,380,773	(32,035,041)	33,452,472
Current Liabilities:							
Current maturities and sinking funds	139,309	-	-	-	-	-	139,309
Borrowings from money pools	-	-	-	4,542,853	-	-	4,542,853
Accounts payable	1,691,242	46,432	29	100	16,869	1	1,754,672
Intercompany payables (accounts, notes, dividends, taxes, etc.)	307,275	16,471	25,285	25,803	177,527	(166,364)	385,997
Accrued payroll - vacation	309,976	6,430	-	-	(231)	-	316,176
Accrued interest	2,405	-	-	-	-	-	2,405
Accrued income taxes	1,154,515	-	37,390	-	-	-	1,191,905
Accrued other taxes (property, payroll, etc.)	671,763	98,776	-	64,400	(2,270)	-	832,669
Environmental liabilities - current	5,317	-	-	-	-	-	5,317
Reserves	180,000	-	-	100,000	-	-	280,000
Other current liabilities	295,256	20,817	-	-	10,345	-	326,418
Total current liabilities	4,757,059	188,926	62,705	4,733,156	202,240	(166,364)	9,777,722
Deferred Credits and Other Non-Current Liabilities:							
Accumulated deferred income taxes:							
Other comprehensive income	(207,850)	-	-	-	-	-	(207,850)
Other	7,249,130	(481,376)	14,270	503,520	-	-	7,285,544
Pension and other benefit obligations	2,933,357	-	-	-	-	-	2,933,357
Other	521	-	-	-	2,556	-	3,077
Total long-term liabilities	9,975,158	(481,376)	14,270	503,520	2,556	0	10,014,128
Total Liabilities and Capitalization	$ 39,054,691	$ 8,922,536	$ 352,361	$ 4,530,570	$ 32,585,569	$ (32,201,404)	$ 53,244,322

Exhibit F.24

ALLIANT ENERGY TRANSPORTATION, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Cedar Rapids and Iowa Railway Company	IEI Barge Services, Inc.	Transfer Services, Inc.	Williams Bulk Transfer Inc.	Alliant Energy Transportation, Inc.	Eliminations	Consolidated Alliant Energy Transportation, Inc.
Cash flows from (used for) operating activities:							
Net income	$ 3,544,664	$ 376,536	$ 118,816	$ (167,368)	$ 3,774,214	$ (3,872,648)	$ 3,774,214
Adjustments to reconcile net income to net cash flows from (used for) operating activities:							
Depreciation and amortization	1,635,383	483,342	22,706	257,039	-	-	2,398,470
Deferred taxes and investment tax credits	354,512	(481,376)	916	101,376	-	-	(24,572)
Losses (gains) on dispositions of assets, net	(79,686)	-	(8,000)	-	-	-	(87,686)
Other changes in assets and liabilities:							
Accounts receivable	721,915	102,169	(10,780)	(82,568)	(102,975)	99,004	726,765
Income tax refunds receivable	-	19,384	-	75,167	(34,610)	-	59,941
Accounts payable	(279,448)	(7,308)	3,914	6,000	141,188	(99,004)	(234,658)
Accrued taxes	412,154	(393)	33,065	26,798	(2,270)	-	469,354
Other	(845,091)	2,027	(12,071)	91,147	137,911	-	(626,077)
Net cash flows from (used for) operating activities	5,464,403	494,381	148,566	307,591	3,913,458	(3,872,648)	6,455,751
Cash flows from (used for) financing activities:							
Common stock dividends	(6,000,000)	-	-	-	-	6,000,000	-
Reductions of other long-term debt	(151,918)	-	-	-	-	-	(151,918)
Net change in borrowings from / (loans to) money pools	(265,227)	(6,205,548)	(132,464)	(297,173)	(81,656)	-	(6,982,068)
Other	-	6,000,000	-	-	-	(6,000,000)	-
Net cash flows from (used for) financing activities	(6,417,145)	(205,548)	(132,464)	(297,173)	(81,656)	-	(7,133,986)
Cash flows from (used for) investing activities:							
Construction and acquisition expenditures:							
Non-regulated businesses	(824,547)	(179,535)	(22,831)	(26,296)	-	-	(1,053,209)
Proceeds from the disposition of assets	83,501	-	8,000	-	-	-	91,501
Other	12,151	(1)	2	(1)	(3,831,802)	3,872,648	52,997
Net cash flows from (used for) investing activities	(728,895)	(179,536)	(14,829)	(26,297)	(3,831,802)	3,872,648	(908,711)
Net increase (decrease) in cash and temporary cash investments	(1,681,637)	109,297	1,273	(15,879)	-	-	(1,586,946)
Cash and temporary cash investments at beginning of period	507,684	82,995	(1,273)	(4,706)	-	-	584,700
Cash and temporary cash investments at end of period	$ (1,173,953)	$ 192,292	$ -	$ (20,585)	$ -	$ -	$ (1,002,246)

Exhibit F.25

ALLIANT ENERGY TRANSPORTATION, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Cedar Rapids and Iowa City Railway Company	IEI Barge Services, Inc.	Transfer Services, Inc.	Williams Bulk Transfer Inc.	Alliant Energy Transportation,	Eliminations	Consolidated Alliant Energy Transportation, Inc.
Balance at January 1, 2002	$ 16,373,102	$ 371,649	$ 97,317	$ (539,738)	$ 21,061,753	$ (16,302,330)	$ 21,061,753
Net income (loss)	3,544,664	376,536	118,816	(167,368)	3,774,214	(3,872,649)	3,774,214
Cash dividends declared on common stock	(6,000,000)	-	-	-	-	6,000,000	-
Balance at December 31, 2002	$ 13,917,766	$ 748,185	$ 216,133	$ (707,106)	$ 24,835,967	$ (14,174,979)	$ 24,835,967

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Alliant Energy Corporation Annual Report on Form U5S to the Securities and Exchange Commission, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2002, of our reports dated March 18, 2003, included in the combined Annual Report on Form 10-K to the Securities and Exchange Commission of Alliant Energy Corporation and subsidiaries (which expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's change in 2000 and 2001 in its method of accounting for derivative instruments), Interstate Power and Light Company and subsidiaries, and Wisconsin Power and Light Company and subsidiaries for the year ended December 31, 2002.

By: /s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Milwaukee, Wisconsin

April 29, 2003

THROUGH OUR REFINED STRATEGIC PLAN, WE ARE DRAWING ON OUR KEY STRENGTHS, IMPROVING OUR FINANCIAL PROFILE AND INVESTING PRUDENTLY IN TARGETED BUSINESSES. WE ARE FOCUSED ON EXECUTING OUR PLAN ... WITH DISCIPLINE, VIGOR AND INTEGRITY.

Focus



2002 ALLIANT ENERGY ANNUAL REPORT

ALLIANT ENERGY®

CONTENTS

Surprises, uncertainty and more surprises characterized our industry in 2002. Credit markets tightened and stock prices tumbled. Alliant Energy was certainly not immune to this turbulence. We faced the global challenges ... and we confronted others specific to our company alone. In response to these obstacles, we've increased our collective focus. We've concentrated our attention on operating our businesses even more efficiently, upholding a solid credit profile, strengthening our balance sheet and refining our non-regulated business model. And we're focusing on the potential and possibilities of a very different future, rather than the issues and problems we faced in the past. O

ABOUT US

Alliant Energy Corporation, headquartered in Madison, Wis., is an energy holding company traded on the New York Stock Exchange under the symbol "LNT." The company is focused on three primary business lines: domestic utilities, international utilities in select countries and the non-regulated U.S. generation market.

This annual report contains forward-looking statements. These statements should be considered in light of the disclaimer on page 10.

(Dollars in millions, except per share data)	**2002**	2001	Change
Operating revenues	**$2,609**	$2,625	(1%)
Net income:			
Income from continuing operations	**$76**	$126	(40%)
Income from discontinued operations	**$31**	$59	(47%)
Cumulative effect of a change in accounting principle	**$–**	($13)	N/A
Net income under U.S. Generally Accepted Accounting Principles (GAAP)	**$107**	$172	(38%)
Adjustments to GAAP net income (a)	**$14**	$23	N/A
Adjusted net income (b)	**$121**	$195	(38%)
Diluted earnings per average common share:			
Income from continuing operations	**$0.84**	$1.57	(46%)
Income from discontinued operations	**$0.34**	$0.73	(53%)
Cumulative effect of a change in accounting principle	**$–**	($0.16)	N/A
GAAP earnings per share	**$1.18**	$2.14	(45%)
Adjustments to GAAP earnings per share (a)	**$0.15**	$0.28	N/A
Adjusted earnings per share (b)	**$1.33**	$2.42	(45%)
Domestic utility electric sales from ultimate customers (thousands of MWh)	**25,455**	25,277	1%
Total domestic utility electric sales (thousands of MWh)	**30,457**	30,381	–
Utility gas sold and transported (thousands of dekatherms)	**103,038**	101,518	1%
Construction and acquisition expenditures (c)	**$657**	$713	(8%)
Total assets at year-end	**$7,001**	$6,238	12%
Common shares outstanding at year-end (in thousands)	**92,304**	89,682	3%
Dividends declared per common share (d)	**$2.00**	$2.00	–
Market value per share at year-end	**$16.55**	$30.36	(45%)
Book value per share at year-end	**$19.89**	$21.39	(7%)

(a) Details related to adjustments are as follows (in calculating adjusted earnings, positive numbers are added to GAAP earnings and negative numbers are subtracted from GAAP earnings):	2002 Net Income	2002 EPS	2001 Net Income	2001 EPS
McLeodUSA asset valuation charge *(excluded as gains from sales of McLeodUSA stock have also been excluded in the past)*	**$17**	**$0.18**	$–	$–
Southern Hydro SFAS 133 impact *(non-cash valuation adjustment excluded)*	**(11)**	**(0.12)**	2	0.02
Senior notes (PHONES) / McLeodUSA trading securities SFAS 133 valuation charge *(non-cash valuation adjustment excluded)*	**3**	**0.03**	21	0.26
Australian tax adjustments (e) *(a U.S. tax provision was recorded on Alliant Energy's Australian earnings, including past unremitted earnings, given Alliant Energy no longer intends to reinvest such earnings indefinitely)*	**8**	**0.09**	–	–
Affordable housing tax adjustments (e) *(charges related to Alliant Energy no longer being able to state that it is more likely than not to utilize past net operating losses from this business for future tax benefits)*	**1**	**0.01**	–	–
Discontinuing depreciation, depletion and amortization of assets held for sale (e) *(under the applicable accounting rules, Alliant Energy discontinued recording these expenses for its oil and gas, affordable housing and Australian businesses effective Dec. 1, 2002)*	**(4)**	**(0.04)**	–	–
	$14	**$0.15**	$23	$0.28

(b) Adjusted net income and earnings per share are non-GAAP measures of accounting and should be evaluated in connection with GAAP information. Alliant Energy believes the presentation of adjusted results provides investors with another measure to consider, in conjunction with the GAAP results, which could provide a meaningful comparison of Alliant Energy's performance by eliminating non-cash/other charges and income that may affect comparability between years and may impact an assessment of Alliant Energy's ongoing performance. The adjustments made to Alliant Energy's GAAP results for 2002 and 2001 all relate to its non-regulated operations (Alliant Energy Resources).

(c) These amounts do not include construction and acquisition expenditures for discontinued operations of $214 million and $105 million for 2002 and 2001, respectively.

(d) Effective with the dividend declared and paid in the first quarter of 2003, Alliant Energy's targeted annual common stock dividend was reduced from $2.00 to $1.00 per share.

(e) Adjustments resulting from Alliant Energy's November 2002 announcement stating its intent to sell various assets in 2003. These adjustments do not reflect core operating results of the ongoing businesses.

The financial data should be read in conjunction with the audited financial statements and related notes of Alliant Energy. The reported financial data are not necessarily indicative of future operating results or financial position.

ALLIANT ENERGY. AT A GLANCE

Domestic utility operations

Our regulated domestic utility subsidiaries — Interstate Power and Light Company and Wisconsin Power and Light Company — provide reliable electric and natural gas service to 1.4 million customers in Iowa, Wisconsin, Minnesota and Illinois. Using a mix of fossil-fuel, nuclear, wind, hydroelectric and biomass sources, our utilities manufacture and market electric energy from more than 30 generation facilities across the Midwest.



Utility
service
territory

2002 STATISTICS

Maximum peak hour demand	5,729 MW
Number of electric customers	956,690
Number of gas customers	404,976
Total utility electric sales *(thousands of MWh)*	30,457
Utility gas sold and transported *(thousands of Dth)*	103,038

Sources of utility operating revenues



18% Gas
2% Other
80% Electric

Electric sales mix



40% Industrial
25% Residential
18% Commercial
16% Sales for resale
1% Other

Electric power sources



57% Coal and gas
27% Purchased power
15% Nuclear
1% Other

Non-regulated businesses

ALLIANT ENERGY. Resources

Alliant Energy Resources, Inc., the parent company of Alliant Energy's non-regulated businesses, is focused on energy-based investments in key international markets and developing non-regulated generation in targeted areas of the United States. Alliant Energy Resources also holds interests in additional energy-related and other businesses, but is in the process of exiting certain businesses as we continue to narrow our strategic focus.

KEY PLATFORMS

International: We have established partnerships to develop energy generation and delivery systems in targeted areas. We have energy investments in Brazil, China and New Zealand. We also have operations in Australia, but are in the process of exiting this market.

Non-regulated generation: Alliant Energy Generation, Inc. was formed to build or acquire a portfolio of competitive electric generating assets in select areas of the United States. Early in 2003, this subsidiary acquired the Neenah Energy Facility in Wisconsin. The entire output of the plant (309 MW) is sold to Milwaukee-based We Energies under a contract that extends through June 2008.

OTHER OPERATIONS*

Integrated Services: Alliant Energy Integrated Services Company provides a wide range of energy and environmental services for commercial, industrial and institutional customers. Services include energy infrastructure, energy procurement, environmental engineering and construction management, energy planning, and gas management.

Investments: We own the Cedar Rapids and Iowa City (CRANDIC) Railway Co. and several other relatively small transportation, telecommunications and real estate investments. In late 2002, we decided to sell our oil and gas company (Whiting Petroleum Corporation), as well as our affordable housing businesses (including Heartland Properties, Inc.).

Energy Technologies: This division helps to develop environmentally sound energy solutions by investing in leading-edge energy technologies, such as microturbines, fuel cells, solar concepts and wind turbines.

* In 2002, we exited the electricity-trading business by selling our interest in Cargill-Alliant, LLC.
In early 2003, we announced our intent to sell our interest in SmartEnergy, Inc., an Internet-based energy retailer.

Support services

ALLIANT ENERGY. Corporate Services

Alliant Energy Corporate Services, Inc. supports the other areas of the company with traditional administrative functions, including accounting and finance, fuel procurement, supply chain, public relations, information technology, human resources, labor relations, infrastructure security, and environmental and safety management. O

Dear Fellow Shareowners,



Erroll B. Davis, Jr.
Chairman,
President and
CEO

2002 was a difficult and turbulent year. It was turbulent for the general economy, difficult for the energy industry in general and certainly challenging for Alliant Energy in particular.

Our 2002 earnings were significantly lower than we expected. In fact, they were flat-out disappointing. Last year, our net income dropped 38% from 2001 levels. To repair our balance sheet, we even had to make the painful decision to reduce our annual targeted common stock dividend rate.

These are not the results any of us have come to expect from Alliant Energy.

Undoubtedly, many events contributed to our poor financial performance. The economic decline that began in 2001 continued last year and lingers on today. The events of Sept. 11 still haunt our national policies, world politics and the international economy. The energy industry was further hammered by a crisis of confidence, which was driven by the collapse of Enron and worsened by the meltdown of Arthur Andersen and scandals in the energy-trading industry. Eventually, utilities faced the most precarious capital and credit markets I've ever seen.

But while there were problems throughout the industry, at Alliant Energy, we also had issues all our own. Our investment in Brazil again produced dismal results. Several other key non-regulated businesses also didn't live up to our expectations. And we juggled multiple rate cases in our domestic regulated utility jurisdictions.

Obviously, we cannot control everything that affects Alliant Energy's performance. But we are responsible for restoring earnings performance to the levels you expect and deserve. Thus, in November, we announced a plan to strengthen our financial position. Since that time, we have been focused on executing that plan. And, as you'll read, we are making progress.

2002 financial performance

Alliant Energy reported 2002 net income of $106.9 million and earnings per share of $1.18 under generally accepted accounting principles (GAAP), down from $172.4 million and $2.14 per share for 2001. On an adjusted basis, our net income was $121.0 million and earnings per share were $1.33, which is down from $195.1 million and $2.42 per share in 2001.

Our domestic utilities delivered slightly improved results in 2002 over 2001, as GAAP net income was $165.8 million compared to $164.9 million in 2001. Higher electric and gas margins were largely offset by the impacts of increased operating expenses and a higher effective income tax rate.

I note with great pride that, throughout the turbulent energy markets of 2002, the operational performance of our utilities remained very strong. Our employees have proven that they are able to stay focused and committed amid unusual pressure. In fact, our utility customers' satisfaction levels actually increased in 2002 over their already high levels in 2001.

However, there was little positive news on the non-regulated side of the business.

In stark contrast to Alliant Energy Resources' significant contributions to earnings in both 2000 and 2001, our non-regulated businesses reported a net loss in 2002. On a GAAP basis, the net loss was $61.0 million versus net income of $6.1 million in 2001. On an adjusted basis, Alliant Energy Resources had a net loss of $46.9 million in 2002, as opposed to net income of $28.9 million in 2001.

A variety of factors contributed to 2002's disappointing non-regulated results. For example, Whiting Petroleum reported weaker earnings due to reduced oil and gas prices, lower volumes and higher operating expenses. Oil and gas prices were stronger in the latter half of 2002, but not nearly strong enough to make up for the reduction from the record highs of early 2001.

Our investment in Brazil has clearly been a drag on earnings for the last several years. While I acknowledge these negative results are unacceptable going forward, there are signs of improvement as evidenced by fourth quarter 2002 results. Although our Brazil utilities have yet to turn the corner to profitability, we believe they are headed in the right direction.

I note with great pride that, throughout the turbulent energy markets of 2002, the operational performance of our utilities remained very strong.

Electricity sales volumes throughout Brazil are starting to trend upward as drought-driven rationing programs are now a problem of the past. Additionally, similar to our domestic utility operations, our Brazil utilities have excellent customer service records and are highly regarded for environmental stewardship.

Despite improvement late in 2002, we will not make any capital investments in Brazil in 2003, and will re-evaluate our continued commitment to this market if we have not seen significant improvement in the financial performance of this business by the end of the year.

Although our investment in Brazil clearly didn't meet our expectations, our investments in China, Australia and New Zealand did, as they each produced improved results over 2001 results. In fact, together, they generated $19.1 million in GAAP earnings and $15.8 million in adjusted earnings in 2002. Unfortunately, these contributions were more than offset by the losses in Brazil.

Our comprehensive plan

Rather than continuing to reflect on the difficulties of 2002, I want to focus on the actions we're taking to ensure improved performance in 2003 and beyond.

As announced last November, we're implementing a number of necessary – but difficult – actions in order to strengthen our balance sheet and improve our financial position.

The most agonizing of those actions was reducing our annual common stock dividend to shareowners from $2 to $1 per share. While we recognize the importance most shareowners place on the income that our dividends provide, it became painfully obvious that we needed to retain more cash for operations and debt service. Maintaining our dividend at its former rate was simply no longer feasible. And, while you may disagree with some of the decisions we've made in the past, I'm sure we all agree that preserving the company's financial health is in the best interest of all stakeholders.


22%
Non-regulated businesses and other
78%
Utility operations

Total assets

(as of Dec. 31, 2002; excluding assets of discontinued operations)

Another important step in our plan to improve our financial position is refining our strategic plan. In other words, we've made a deliberate decision to narrow our business focus. Our primary objective remains unchanged: to continue providing our domestic regulated customers in the Upper Midwest with the energy they both want and need ... and to do so in the safest, most cost-effective and environmentally sensitive manner possible. We have never wavered from this commitment.

But on the non-regulated side of the business, we are making some visible changes. We're focusing on increasing non-regulated generation capacity in certain regions in the United States and refining our international strategy to energy-based investments in a few select markets.

Toward this end, we are divesting other non-regulated, non-core investments. These businesses include Whiting Petroleum; our affordable housing businesses; our Australian investment; and SmartEnergy, our budding mass marketing business. We are encouraged by the interest potential buyers have shown in these assets, and plan to complete these divestitures by the end of the year.

As noted in my November letter to you, we also plan to issue between $200 and $300 million in additional common equity later this year, subject to market conditions.

While we're taking some steps to raise capital, we're also taking others to conserve it. For example, we reduced our capital expenditure budgets for 2002 and 2003. Some sizable expenditures, including utility infrastructure and reliability investments, are still expected on the domestic regulated side of our business, as we remain steadfast in our commitment to meet the energy needs of our domestic utility customers. However, discretionary expenditures have been minimized or eliminated. Clearly, we must make some investment in our remaining non-regulated operations in order for them to provide long-term earnings growth. However, in recognition of current market conditions and our more focused approach, we will naturally seek to expand our remaining



With more than 90% system availability, our coal-burning facilities delivered reliable service and surpassed industry averages in 2002.



In 2002, Plantpeddler, a Cresco, Iowa-based greenhouse business, took advantage of some of our utilities' energy-efficiency programs to keep its business growing.



Our utilities developed a combustion-optimizing program for coal-burning plants that has been proven to reduce nitrogen-oxide emissions by between 50% and 70%. Alliant Energy Resources is now marketing the program, which we've coined SmartBurn℠, to other U.S. companies. *(Pictured: Barbara Robins and Dana Maas)*

non-regulated businesses at a much slower pace than originally anticipated. We will not, for example, borrow significant capital to finance future growth. It will come organically by investing retained earnings.

We also continue to engage in prudent cost control, emphasizing process improvements through both our Six Sigma program and the Enterprise Resource Planning system we placed into service last year.

There's no question that cost cutting has been hard on our employees, as they've been asked to do more with less. But – even in the face of this challenge – our employees have continued to exceed our customers' expectations on a daily basis. I am proud of their flexibility and resilience, and also in their ability to adapt and thrive in an ever-changing market ... in an ever-changing industry.

Looking ahead

As is the case every year, 2003 will certainly present new challenges. As I write these words, war in the Middle East seems inevitable. On the domestic front, great uncertainty remains about the direction of the economy. And, at Alliant Energy, we have issues of our own.

While we have made progress in receiving rate relief in our regulated jurisdictions, there is much more work to be done. We are encouraged by the market interest in the businesses we wish to divest, but still must close the deals. We have made progress in Brazil, but have not yet turned the corner to profitability.

Success rarely comes easily. But we know what must be done. We are focused on effectively executing our plan and – ultimately – improving the value of your investment.

On a personal note, I'd like to thank and bid farewell to long-time Board members Lee Liu and Joyce Hanes, who will retire following our 2003 Annual Meeting of Shareowners. Combined, they have given nearly 70 years of service to this company and have provided impeccable leadership and guidance through both the good times and the challenging times. I offer a special thanks to Mr. Liu for his distinguished service as the first Chairman of the Board and in his most recent role as Vice Chairman of the Board of Alliant Energy.

In closing, I want to express the resolve of your management team to meet the challenges we are facing in 2003. Although I have been displeased with our short-term performance, I have never been discouraged about Alliant Energy's long-term potential. I've never sold any of my LNT shares, nor do I intend to do so in the foreseeable future. I firmly believe in Alliant Energy and the outstanding people who work here.

As we continue through 2003, we'll go about proving our resiliency, strong character and solid earnings potential to you – our shareowners – and to the customers and communities we are privileged to serve.

On behalf of the entire Board of Directors, I thank you for your continued support in these most challenging of times. O

Sincerely,

Erroll B. Davis, Jr.
Chairman, President and CEO
March 18, 2003

Straight talk with Erroll Davis

How would you characterize the financial condition of Alliant Energy?

Our 2002 earnings were not good, but our overall financial condition remains solid.

I could write volumes on the chain of events that contributed to the challenges of 2002. But the highlights at Alliant Energy included multiple rate cases on the domestic regulated side of our business and challenges in our Brazil investments on the non-regulated side. Additionally, the entire industry was tested by economic recession, backlash from corporate scandals and the virtual collapse of credit markets throughout the utility sector. In 2000, one in 20 utilities had junk bond status. Today that number is one in five.

In this volatile environment, even the slightest of bad news can cause market values to fall. And our stock price – as well as those of many other diversified utilities – dropped dramatically during 2002. In 2002, our total return to shareowners was a negative 40.3%, while the total shareowner return from the Standard and Poor's (S&P) Utilities Index was a negative 30%.

But we didn't just sit idly by and wait for things to turn around. In response to weak earnings performance, we developed a comprehensive plan to strengthen our balance sheet and improve our financial fundamentals. The primary steps in our plan include reducing our targeted common stock dividend rate, divesting certain non-core businesses, issuing common equity, reducing our 2002 and 2003 capital expenditure budgets and implementing additional cost-control measures.

Domestic electric and natural-gas utilities are the foundation of Alliant Energy and a core business platform going forward.

And we have made progress. We continue to maintain investment-grade credit ratings with both Moody's and S&P, and we successfully obtained credit facilities and financings totaling almost $2 billion in the fourth quarter of 2002, thereby strengthening our liquidity position and demonstrating our ability to access capital markets even in the most adverse times.

Looking back, 2002 presented an opportunity for us to sharpen our approach and build on our strong fundamentals. And we seized that opportunity. Today we are a more focused company. We're focused on successfully implementing our refined strategic plan to improve the value of your investment.

In last year's annual report, you talked at length about your strategic plan. How would you characterize that plan today?

Our strategic plan originally called for a narrowing of focus. The difference today is the pace and scope of that refinement have been accelerated. We will continue to be a diversified energy company with domestic utility holdings as the foundation of our business. Because our four-state utility service territory is generally not considered a high- or even modest-growth energy market, prudent diversification simply must continue to be a part of our strategic mix.

However, we are in the process of narrowing our non-regulated business portfolio to primarily include energy-based investments in targeted international markets and competitive generation assets in select regions of the United States. With this change, we're reducing our overall risk profile. We are now seeking to achieve more moderate – but solid and less volatile – growth. Additionally, we continue to be focused on improving cash flow, reducing debt and strengthening our financial profile. Obviously, we also remain committed to maintaining both operational excellence and high levels of customer satisfaction in all of our businesses.

Why did you reduce the dividend?

While our targeted dividend payout ratio had been significantly above the industry average for a number of years, our plan was to maintain that generous dividend and "grow" into a more typical payout ratio over time. Obviously, we understood that we could not sustain a targeted dividend payout ratio of near or even greater than 100% of earnings.



In 2002, Alliant Energy employees continued to deliver exceptional customer service. National surveys ranked Alliant Energy's utilities second in the Midwest and eighth among the 74 largest utilities in the nation in terms of overall customer satisfaction. *(Pictured: Ernest White, Customer Service Coordinator)*



In September 2002, Alliant Energy participated in an emergency responders' drill in Tomah, Wis., to practice procedures in the event of a natural or man-made disaster.



Through our Second Nature™ program, utility customers can purchase electricity from renewable energy sources. A 2003 study by the National Renewable Energy Lab ranked Second Nature the seventh-largest renewable energy program in the United States.

However, early in 2002, we believed that our weak earnings performance was an aberration, and we could continue to be patient and wait for earnings growth from our non-regulated businesses. The reality is that, in 2000 and 2001, it would have been nearly impossible to maintain our previous dividend payout with utility earnings alone. We were able to maintain the dividend, however, because of the growth of our non-regulated earnings. When these earnings declined in 2002, the market sent clear signals to us that it believed we could not sustain our dividend.

In order to maintain solid credit ratings and strengthen our balance sheet, we could no longer afford to take the time to grow into an average targeted dividend payout. We also could not afford for this to be an issue in our 2003 stock offering. Thus, we decided to lower the targeted dividend and retain more cash for debt service and operations.

This was a very difficult, but necessary, decision. We certainly regret the impact this reduction may have on you. However, maintaining the financial health of our company is in the best interest of all stakeholders — you, our shareowners, as well as our customers, communities, vendors and employees.

Will the dividend be restored to its previous level when earnings return to higher levels?

Alliant Energy's Board of Directors reviews the targeted dividend policy on an ongoing basis and assesses a wide range of issues regarding whether or not to change the targeted dividend. While we fully understand how important the dividend is to investors, at this time, we cannot make any commitments about what our dividend will be in the future.

However, we believe our dividend is sustainable at its current targeted annual rate of $1 per common share. And, as our earnings grow in the future, we will again review and consider updating our dividend policy.

How long will it be until you return to the earnings levels of 2000 and 2001?

Given the state of the present economy, one thing is clear: It will not happen overnight, and we are not yet in a position to make such a prediction. Obviously, issuing new common equity and adopting a more focused approach to our strategic plan will play a role in our performance for 2003. While quarter-to-quarter and year-to-year results are important, our focus will continue to be on long-term, sustainable growth, resulting in increased shareowner value over time.

Are you planning to exit the domestic utility industry?

Absolutely not! Domestic electric and natural-gas utilities are the foundation of Alliant Energy and a core business platform going forward. Today, we provide 1.4 million customers in the Upper Midwest with safe, reliable and environmentally sound energy. We take that responsibility very seriously.

As part of our effort to narrow our strategic focus, we do intend, however, to pursue selling our water utilities as soon as practicable.

How is the company progressing in receiving rate relief across its regulated service territories?

We are very proud of our utilities' record of operational excellence. That does, of course, take money. Therefore, our utility subsidiaries have filed requests for rate increases in both Iowa and Wisconsin to recover these costs and secure a fair rate of return for shareowners.

Our utilities have received fair decisions on interim relief in Iowa and Wisconsin since our utility rate freezes ended in 2002, and reasonable final decisions on two retail cases in Wisconsin. We expect to receive a final decision on our Iowa utility's retail electric and gas cases in the second quarter.

Our utilities expect to file additional cases in various jurisdictions and continue to promote new policies over the coming months. While not always popular, it is necessary. For example, when Interstate Power and Light Company's new, and much needed, natural gas-fired plant comes on-line in Iowa during the summer of 2004, it will immediately begin providing benefits to customers. Under legislation passed in Iowa in 2001, we know in advance what the ratemaking principles for the plant will be, which is a significant positive step. Absent this new legislation, it would have been unlikely we could have made this important investment. In short, investments in reliability that provide benefits to customers go hand-in-hand with the process to recover the cost. This will continue to result in Alliant Energy working to promote policies that encourage investment in utility generation infrastructure and also in filing rate cases.

In general, our experience in the most recent rate cases shows that regulators are very committed to striking the appropriate balance between providing reasonable rates for customers and fair returns for investors.

You've been pointing to problems in Brazil for more than a year. Why don't you simply sell that investment?

We believe selling our investment in Brazil at this time would not produce results that reflect its long-term value. Thus, selling now would not be a prudent or responsible business decision. Further, as evidenced by stronger fourth quarter 2002 results, we have made progress on the operations side of the business. We also have received significant rate relief at one of our utilities there. In short, while the financial results in Brazil have been disappointing to date, there are many reasons to expect improved financial performance in 2003.

Are you eliminating all of your non-regulated businesses?

No. We remain committed to a much narrower scope of diversified businesses primarily centered around two growth platforms: energy-based investments in key international markets and non-regulated generation assets in select regions of the United States. In 2000 and 2001, our non-regulated businesses contributed significantly to earnings, which in turn, contributed significantly to our financial success in those years.

That said, we are working to harvest the value of the non-regulated businesses that are not part of our long-term core strategy or that are subject to significant earnings volatility. The timing of these moves is subject to the marketplace, but we hope to finalize the sale of Whiting Petroleum, our affordable housing businesses, our Australian investment and SmartEnergy by the end of 2003. We are also exploring exits from other non-core investments and subsidiaries.

How would you describe your responsibilities as a corporate citizen?

Our business starts with the customer. Therefore, outstanding customer service is our primary objective. That said, we also recognize our responsibility to provide you, our shareowners, with a fair return on your investment. We also support community events, economic development programs and environmental stewardship efforts. Through the Alliant Energy Foundation, we reach out to customers and communities through innovative and strategic-giving programs. Additionally, we provide competitive salaries and benefits, as well as a safe and diverse work environment for all of our employees.

But any comments on corporate responsibility would certainly not be complete without noting that all publicly traded companies must recognize that truthfulness and transparency are vital not only to their own credibility and stability, but also to the effectiveness of their organizations. And it's not as much about policies and new rules as it is about people. Ultimately, it is the people within corporations – particularly senior management – who must instill ethical philosophies and practices into the organization's very culture. In spite of difficult and trying times, at Alliant Energy, we continue to do just that. O

Financial information

CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

A listing of abbreviations and acronyms used in the text and notes of this report is on page 62.

Forward-Looking Statements

Statements contained in this report that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include: factors listed in "Other Matters - Other Future Considerations;" weather effects on sales and revenues; economic and political conditions in Alliant Energy's domestic and international service territories; federal, state and international regulatory or governmental actions, including the ability to obtain adequate and timely rate relief, including recovery of operating costs and earning reasonable rates of return, and to pay expected levels of dividends; Alliant Energy's proposed asset divestitures at expected values and on expected timelines; unanticipated construction and acquisition expenditures; issues related to the supply of purchased electricity and price thereof including the ability to recover purchased-power and fuel costs through rates; risks related to the operations of Alliant Energy's nuclear facilities; costs associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; developments that adversely impact Alliant Energy's ability to implement its strategic plan; improved results from Alliant Energy's Brazil investments and no material adverse changes in the rates allowed by the Brazilian regulators; improved performance by Alliant Energy's other non-regulated businesses as a whole; no material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments; continued access to the capital markets; Alliant Energy's ability to continue cost controls and operational efficiencies; Alliant Energy's ability to identify and successfully complete proposed acquisitions and development projects; access to technological developments; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; and changes in the rate of inflation. Alliant Energy assumes no obligation, and disclaims any duty, to update the forward-looking statements in this report.

Strategic Actions

In November 2002, Alliant Energy's Board of Directors approved five strategic actions designed to maintain a strong credit profile for Alliant Energy, strengthen its balance sheet and position Alliant Energy for improved long-term financial performance. The five strategic actions, which signaled a shift to less aggressive growth targets driven primarily by Alliant Energy's utility operations, included:

1. A commitment to pursue the sale of, or other exit strategies for, a number of non-regulated businesses, including Alliant Energy's oil and gas (Whiting), Australian (including Southern Hydro) and affordable housing businesses. For accounting purposes, such businesses have been classified as available for sale, and the operating results of these businesses have been separately classified and reported as discontinued operations, in the Consolidated Financial Statements. Alliant Energy anticipates strengthening its liquidity position by up to $800 million to $1 billion from reductions in consolidated debt and increasing its cash and temporary cash investment balances as a result of these transactions. The amount of proceeds ultimately received from these divestitures, and the timing of the completion of the transactions, are subject to a variety of factors, including the transaction structures Alliant Energy utilizes to exit these businesses. In January 2003, Alliant Energy also decided to sell SmartEnergy which was classified as held and used, and its operating results were included in continuing operations, in the Consolidated Financial Statements. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for further discussion.

2. A reduction in Alliant Energy's targeted annual common stock divided from $2.00 per share to $1.00 per share, effective with the dividend declared and paid in the first quarter of 2003.

3. Reductions in Alliant Energy's aggregated anticipated 2002 and 2003 construction and acquisition expenditures by approximately $400 million.

4. A plan to raise approximately $200 to $300 million of common equity in 2003, dependent on market conditions. Alliant Energy expects to direct the majority of the proceeds towards additional capital investments in its regulated domestic utilities.

5. The implementation of additional cost control measures to be accomplished through Alliant Energy's new Six Sigma program, the operation of its new enterprise resource planning system that was placed in service in October 2002 and by a heightened focus on operating its domestic utility business in a manner that aligns operating expenses with the revenues granted in its various rate filings.

Alliant Energy is continuing in its efforts to implement these strategic actions. Refer to "Other Matters - Other Future Considerations - Asset Sales" for discussion of an agreement Alliant Energy recently entered into related to the sale of its Australian business.

Rates and Regulatory Matters

Overview - Alliant Energy has two primary utility subsidiaries, IP&L and WP&L. IP&L was formed as a result of the merger of IPC with and into IESU effective Jan. 1, 2002. WP&L has one utility subsidiary, South Beloit.

As a public utility holding company with significant utility assets, Alliant Energy competes in an ever-changing utility industry. Electric energy generation, transmission and distribution are in a period of fundamental change resulting from legislative, regulatory, economic and technological changes. These changes impact competition in the electric wholesale and retail markets as customers of electric utilities are being offered alternative suppliers. Such competitive pressures could result in electric utilities losing customers and incurring stranded costs (i.e., assets and other costs rendered unrecoverable as the result of competitive pricing), which would be borne by security holders if the costs cannot be recovered from customers.

Alliant Energy's utility subsidiaries are currently subject to regulation by FERC, and state regulation in Iowa, Wisconsin, Minnesota and Illinois. FERC regulates competition in the electric wholesale power generation market and each state regulates whether to permit retail competition, the terms of such retail competition and the recovery of any portion of stranded costs that are ultimately determined to have resulted from retail competition. Alliant Energy cannot predict the timing of a restructured electric industry or the impact on its financial condition or results of operations but does believe it is well-positioned to compete in a deregulated competitive market. Although Alliant Energy ultimately believes that the electric industry will be deregulated, the pace of deregulation in its primary retail electric service territories has been delayed due to more recent developments in the industry.

Certain Recent Developments - In July 2002, FERC issued a notice of proposed rules intended to standardize the wholesale electric market, which has generated significant industry discussion. Although Alliant Energy believes that standardization of the wholesale electric market is appropriate and would benefit market participants, there may be significant changes to the proposed rules before they are adopted. Therefore, Alliant Energy cannot determine the impact the final rules will have on its results of operations or financial condition.

Alliant Energy's merger-related price freezes expired in April 2002 in all of its primary domestic utility jurisdictions and it is currently addressing the recovery of its utility cost increases through numerous rate filings. WP&L has received final orders in two of its rate cases and IP&L and WP&L currently have four other rate cases pending. Details of these rate cases are as follows (dollars in millions):

Case	Utility Type	Filing Date	Increase Requested	Interim Increase Granted (1)	Interim Effective Date	Final Increase Granted	Final Effective Date	Expected Final Effective Date	Notes
WP&L:									
2002 retail	E/G/W	Aug. 2001	$104	$49	April 2002	$82	Sept. 2002	N/A	(2)
2003 retail	E/G/W	May 2002	101	TBD	TBD	TBD	TBD	April 2003	
2004 retail	E/G/W	March 2003	65	TBD	TBD	TBD	TBD	Jan. 2004	
Wholesale	E	Feb. 2002	6	6	April 2002	3	Jan. 2003	N/A	(3)
IP&L retail	E	March 2002	82	15	July 2002	TBD	TBD	June 2003	(4)
IP&L retail	G	July 2002	20	17	Oct. 2002	TBD	TBD	July 2003	
Total			$378	$87		$85			

(1) Interim rate relief is implemented, subject to refund, pending determination of final rates.

(2) In its September 2002 final order, the PSCW increased the authorized return on common equity from 11.7% to 12.3%.

(3) In the fourth quarter of 2002, WP&L reached a settlement agreement with certain wholesale customers for an annual increase of $3 million and a refund of amounts previously collected in excess of the settlement. The settlement agreement was approved by FERC in January 2003. At Dec. 31, 2002, WP&L had reserved all amounts related to the anticipated refund.

(4) In accordance with the interim rate relief rules in Iowa, IP&L only requested interim rate relief of $22 million.

A significant portion of the rate increases included in the previous table reflect the recovery of anticipated increased costs incurred by IP&L and WP&L, or costs they expect to incur, thus the increase in revenues related to these cost increases would not result in a corresponding increase in income. IP&L, WP&L and South Beloit are currently in the process of determining what other rate case filings may be necessary in 2003.

WP&L's retail electric rates are based on annual forecasted fuel and purchased-power costs. Under PSCW rules, WP&L can seek emergency rate increases if the annual costs are more than 3% higher than the estimated costs used to establish rates. For 2001 and 2002, any collections in excess of costs incurred must be refunded, with interest. Accordingly, WP&L has established a reserve due to overcollection of past fuel and purchased-power costs and expects to refund such amount in 2003. The final ruling from the PSCW could result in an increase or decrease to the reserve that has been recorded.

The PSCW has issued new rules relating to the collection of fuel and purchased-power costs by Wisconsin utilities, including WP&L. The new rules and related procedures are intended, among other things, to significantly reduce regulatory lag for the utilities and customers related to the timing of the recovery of increased or decreased fuel and purchased-power costs. Purchased-power capacity costs will now be included in base rates. A process will also exist whereby the utilities can seek deferral treatment of capacity, transmission and emergency costs between base rate cases. The new rules are expected to be implemented for WP&L with its pending 2003 retail rate case.

In 2002, IP&L filed with the IRS for a change in method of accounting for tax purposes for 1987 through 2001 that would allow a current deduction related to mixed service costs. Such costs had previously been capitalized and depreciated for tax purposes over the appropriate tax lives. This change would create a significant current tax benefit which has not been reflected in Alliant Energy's results of operations pending a decision from the IUB on the required rate making treatment of the benefit. There would be no material negative impact on Alliant Energy's results of operations or financial position should the IUB and/or IRS reject IP&L's proposal.

Results of Operations

Unless otherwise noted, all "per share" references in the Results of Operations section refer to earnings per diluted share. Refer to Note 1(a) of the "Notes to Consolidated Financial Statements" for discussion of the various components of Alliant Energy's business.

<u>**Overview**</u> - Alliant Energy's EPS for 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Income from continuing operations	**$0.84**	$1.57	$4.18
Income from discontinued operations	**0.34**	0.73	0.64
Cumulative effect of changes in accounting principle	—	(0.16)	0.21
Net income	**$1.18**	$2.14	$5.03

Income from continuing operations in 2002 and 2001 included $0.46 per share and $0.26 per share, respectively, of valuation charges incurred in its non-regulated businesses. Income from continuing operations in 2000 included $2.37 per share of non-cash income related to Alliant Energy's adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." In addition to the higher valuation charges, the lower 2002 income from continuing operations was primarily the result of lower earnings from Alliant Energy's non-regulated businesses. This was primarily due to a net loss of $47 million from Alliant Energy's Brazil investments in 2002, compared to a net loss of $24 million in 2001, lower earnings from Alliant Energy's Mass Marketing business and higher interest expense. Improved results from Alliant Energy's China and New Zealand businesses partially offset the lower non-regulated results. Income from Alliant Energy's domestic utility business increased slightly in 2002 as higher electric and gas margins were largely offset by increased operating expenses and a higher effective income tax rate.

Domestic Electric Utility Margins - Electric margins and MWh sales for Alliant Energy were as follows (in thousands):

	Revenues and Costs					MWhs Sold				
	2002	2001	*	2000	**	**2002**	2001	*	2000	**
Residential	**$626,947**	$599,074	5%	$567,283	6%	**7,616**	7,344	4%	7,161	3%
Commercial	**376,365**	373,145	1%	349,019	7%	**5,542**	5,464	1%	5,364	2%
Industrial	**526,804**	543,471	(3%)	501,155	8%	**12,297**	12,469	(1%)	13,092	(5%)
Total from ultimate customers	**1,530,116**	1,515,690	1%	1,417,457	7%	**25,455**	25,277	1%	25,617	(1%)
Sales for resale	**160,335**	184,507	(13%)	173,148	7%	**4,805**	4,936	(3%)	4,906	1%
Other	**62,083**	56,359	10%	57,431	(2%)	**197**	168	17%	174	(3%)
Total revenues/sales	**1,752,534**	1,756,556	—	1,648,036	7%	**30,457**	30,381	—	30,697	(1%)
Electric production fuels expense	**286,474**	292,002	(2%)	271,073	8%					
Purchased-power expense	**362,501**	403,166	(10%)	294,818	37%					
Margin	**$1,103,559**	$1,061,388	4%	$1,082,145	(2%)					

* Reflects the percent change from 2001 to 2002. ** Reflects the percent change from 2000 to 2001.

To comply with FERC regulatory requirements governing transmission systems, WP&L transferred its transmission assets to ATC on Jan. 1, 2001, in exchange for cash and an equity ownership in ATC. The wheeling expenses from ATC included in electric margin in 2002 and 2001 were offset by equity income (WP&L accounts for its investment in ATC under the equity method), reduced other operation and maintenance expenses and lower depreciation expense, resulting in no significant net income impact due to the formation of ATC. On a comparable basis, electric margin increased $42.2 million, or 4%, and $9.6 million, or 1%, for 2002 and 2001, respectively. The 2002 increase was primarily due to the impact of rate increases implemented in 2002, more favorable weather conditions, lower purchased-power and fuel costs and continued modest retail customer growth. These increases were partially offset by reduced energy conservation revenues (which were largely offset by lower energy conservation expense) and the impact of a sluggish economy. The 2001 increase was primarily due to lower purchased-power and fuel costs impacting margin, increased residential and commercial sales due to more favorable weather conditions in 2001 compared to 2000 and continued retail customer growth. These items were partially offset by $10 million of income recorded in 2000 for a change in estimate of WP&L's utility services rendered but unbilled at month-end due to the implementation of a refined estimation process and lower industrial sales, largely due to impacts of a slowing economy.

Gas Utility Margins - Gas margins and Dth sales for Alliant Energy were as follows (in thousands):

	Revenues and Costs					Dths Sold				
	2002	2001	*	2000	**	**2002**	2001	*	2000	**
Residential	**$218,746**	$270,248	(19%)	$245,697	10%	**30,931**	29,580	5%	32,026	(8%)
Commercial	**111,343**	141,121	(21%)	127,104	11%	**19,348**	18,055	7%	19,696	(8%)
Industrial	**25,177**	31,262	(19%)	27,752	13%	**5,373**	5,344	1%	5,350	—
Transportation/other	**38,720**	45,246	(14%)	14,395	214%	**47,386**	48,539	(2%)	43,931	10%
Total revenues/sales	**393,986**	487,877	(19%)	414,948	18%	**103,038**	101,518	1%	101,003	1%
Cost of utility gas sold	**248,994**	360,911	(31%)	278,734	29%					
Margin	**$144,992**	$126,966	14%	$136,214	(7%)					

* Reflects the percent change from 2001 to 2002. ** Reflects the percent change from 2000 to 2001.

Gas revenues and cost of utility gas sold were unusually high in 2001 due to increased natural gas prices in the first half of 2001. Due to Alliant Energy's rate recovery mechanisms for gas costs, these price differences alone had little impact on gas margin. Gas margin increased $18.0 million, or 14%, and decreased $9.2 million, or 7%, for 2002 and 2001, respectively. The 2002 increase was largely due to the impact of several rate increases implemented in 2002, improved results from WP&L's performance-based commodity cost recovery program (which are shared by ratepayers and shareowners), continued modest retail customer growth and the negative impact high gas prices in early 2001 had on gas consumption during that period. These increases were partially offset by reduced energy conservation revenues (which were largely offset by lower energy conservation expenses). The 2001 decrease was largely due to lower retail sales primarily related to the unusually high gas prices in early 2001 as some customers either chose alternative fuel sources or used less natural gas, the impact of the slowing economy and losses associated with performance-based commodity costs at WP&L. Alliant Energy realized pre-tax income of $0, $4 million and $2 million from weather hedges it had in place in 2002, 2001 and 2000, respectively, which is recorded in "Miscellaneous, net" in the Consolidated Statements of Income.

Refer to Note 1(j) of the "Notes to Consolidated Financial Statements" for information relating to utility fuel and natural gas cost recovery. Refer to Note 2 of the "Notes to Consolidated Financial Statements" and "Rates and Regulatory Matters" for discussion of various rate filings.

Non-regulated and Other Revenues - Details regarding Alliant Energy's non-regulated and other revenues are as follows (in millions):

	2002	2001	2000
Integrated Services	**$259**	$242	$172
International	**103**	85	—
Mass Marketing	**47**	7	1
Investments	**26**	27	29
Other (includes eliminations)	**27**	19	15
	$462	$380	$217

The 2002 Integrated Services increase was primarily due to higher natural gas sales, partially offset by decreased gas prices and lower energy services revenues. The increased International revenues for 2002 were primarily due to the 2001 acquisitions of additional combined heat and power facilities in China. Mass Marketing revenues for 2002 increased due to the fourth quarter 2001 acquisition of a controlling interest in SmartEnergy, an energy services company operating in competitive energy markets. The 2001 Integrated Services increase was primarily due to acquisitions in the third and fourth quarters of 2000 of various energy services businesses. The 2001 International increase resulted from the December 2000 change from the equity method of accounting to the consolidation method for an investment in China and the addition of five combined heat and power facilities to Alliant Energy's China portfolio during the fifteen months prior to Dec. 31, 2001.

Other Operating Expenses - Other operation and maintenance expenses were as follows (in millions):

	2002	2001	2000
Utility	**$555**	$509	$497
Integrated Services	**242**	229	158
International	**83**	69	4
Mass Marketing	**57**	8	2
Investments	**15**	16	18
Other (includes eliminations)	**5**	(3)	8
	$957	$828	$687

The 2002 utility increase was primarily due to increased fossil and nuclear generation, employee benefit and energy delivery expenses, partially offset by lower energy conservation expenses and decreased uncollectible customer account balances. Alliant Energy is addressing these cost increases in various utility rate proceedings that are currently pending. The 2001 utility increase was primarily due to higher transmission wheeling and other costs in Alliant Energy's energy delivery business unit, increased nuclear operating costs (partially due to a planned refueling outage at Kewaunee in 2001), higher uncollectible customer account balances largely due to the unusually high gas prices earlier in the year and higher costs in the generation business unit. These increases were partially offset by the impact of the formation of ATC earlier in 2001, as discussed in "Domestic Electric Utility Margins."

The Integrated Services, International and Mass Marketing variances were largely driven by the same factors impacting the revenue variances discussed previously. The Mass Marketing 2002 increase was also impacted by increases in the provisions for uncollectible accounts at SmartEnergy in 2002. Charges of $5 million and $2 million are included in "Other" in 2002 and 2001, respectively, for cancelled generation projects in Alliant Energy's Non-regulated Generation business unit. The 2001 Integrated Services increase was partially offset by a one-time charge of $4 million related to a loss on a contract in 2000.

Depreciation and amortization expense increased $8.0 million and $5.9 million in 2002 and 2001, respectively. Contributing to both increases were utility property additions, acquisitions at the non-regulated businesses and increased regulatory and software amortizations. Increased earnings on the WP&L nuclear decommissioning trust fund also contributed to the 2002 increase. The 2002 increase was partially offset by lower expenses due to: a decrease of $14 million from implementation of lower depreciation rates at IP&L on Jan. 1, 2002, resulting from an updated depreciation study; lower decommissioning expense based on reduced retail funding levels at WP&L; and the elimination of $5 million of goodwill amortization expense in compliance with new accounting rules effective in 2002. The 2001 increase was partially offset by the impact of the formation of ATC in 2001, as discussed in "Domestic Electric Utility Margins," and lower earnings on the WP&L nuclear decommissioning trust fund. The accounting for earnings on the nuclear decommissioning trust fund results in no net income impact. Miscellaneous, net income increases for earnings on the trust fund and the corresponding offset is recorded through depreciation expense at WP&L.

Taxes other than income taxes increased $2.1 million and $4.4 million in 2002 and 2001, respectively, primarily due to increased property taxes in 2002 and increased gross receipts and payroll taxes in 2001.

Interest Expense and Other - Interest expense increased $0.9 million and $17.5 million in 2002 and 2001, respectively. Both increases were impacted by higher non-regulated borrowings, partially offset by the impact of lower interest rates on Alliant Energy's variable rate borrowings. The 2002 increase was also partially offset by lower short-term debt borrowings at the Alliant Energy parent level, largely due to the impact of proceeds received in November 2001 from a common equity offering.

Alliant Energy recorded income tax and associated interest income of $0.13 per share in 2001 related to a ruling in a tax refund case. The federal government decided in the fourth quarter of 2001 not to pursue the ruling in favor of Alliant Energy by the U.S. Court of Appeals for the 8th Circuit dealing with capital losses disallowed under audit by the IRS and certain related deductions. An additional potential refund of approximately $14 million, plus interest, remains a contested issue in this case. Alliant Energy cannot offer any assurance it will be successful in obtaining this additional refund and has not recognized any income for the potential additional refund.

Equity income (loss) from Alliant Energy's unconsolidated investments was as follows (in millions):

	2002	2001	2000
ATC (began operations 1/01)	**$14**	$15	$ —
New Zealand	**4**	—	3
China*	**2**	2	1
Cargill-Alliant (sold in 2002)	**1**	7	15
Synfuel (began operations 5/02)	**(13)**	—	—
Brazil	**(23)**	(4)	3
Other	**2**	(1)	(3)
	($13)	$19	$19

* Majority of investments are accounted for under the consolidation method.

Equity income from unconsolidated investments decreased $32 million in 2002. The differences in income from New Zealand during the three years were largely due to the 2001 results being depressed because of drought conditions. The lower earnings in 2002 and 2001 at Cargill-Alliant were impacted by fewer weather-related trading opportunities and less volatile market prices. Refer to "Liquidity and Capital Resources - Sales of Non-strategic Assets" for discussion relating to Alliant Energy's sale of this investment in 2002. In the second quarter of 2002, Synfuel, a direct subsidiary of Resources, purchased an equity interest in a synthetic fuel processing facility. The synthetic fuel project generates operating losses at its fuel processing facility, which are more than offset by tax credits and the tax benefit of the losses the project generates. All tax benefits are included in "Income taxes" in the Consolidated Statements of Income. The lower 2002 results from the Brazil investments were largely due to losses incurred by Alliant Energy's investment in a gas-fired generating plant, charges incurred in 2002 related to the recovery of the impacts of rationing and other prior costs and higher interest expense. The loss from the generating plant was due to the impact of a significant decline in the currency rates associated with the debt issued to finance the plant and a depressed wholesale energy market in 2002. Increased electric sales volumes in 2002 compared to 2001, largely due to the impacts of the drought-driven rationing program that was in place for approximately seven months in 2001 compared to only two months in 2002, partially offset the lower Brazil earnings. The 2001 Brazil results included a charge related to the impacts of a settlement reached between the Brazilian government and the distribution companies on the economic resolution of various cost recovery issues.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Refer to Note 9 of the "Notes to Consolidated Financial Statements" for discussion of the asset valuation charges recorded by Alliant Energy in 2002 related to its McLeod available-for-sale securities.

On July 1, 2000, Alliant Energy adopted SFAS 133 for its consolidated entities. Related to the adoption, Alliant Energy recorded a $321.3 million pre-tax gain from the designation of a portion of Alliant Energy's McLeod holdings as trading securities. This gain related to the unrealized appreciation in value of approximately 27% of Alliant Energy's McLeod holdings that were designated as trading as of the adoption date.

Miscellaneous, net income decreased $12.7 million and $26.7 million in 2002 and 2001, respectively. The 2002 decrease was due to the recording of pre-tax asset valuation charges of $10 million and $9 million related to Alliant Energy's Energy Technologies and Enermetrix, Inc. investments, respectively, lower interest income (the 2001 results included $10 million from tax settlements), a pre-tax goodwill impairment charge of $7 million at SmartEnergy and gains from asset sales realized in 2001. These decreases were partially offset by lower pre-tax, non-cash SFAS 133 valuation charges of $29 million, related to the net change in the value of the McLeod trading securities and the derivative component of Resources' exchangeable senior notes, and increased earnings on WP&L's nuclear decommissioning trust fund. The 2001 decrease was largely due to higher pre-tax, non-cash SFAS 133 valuation charges of $33 million related to the net change in the value of the McLeod trading securities and the derivative component of Resources' exchangeable senior notes, reduced nuclear decommissioning trust fund earnings and lower gains from asset sales. These decreases were partially offset by higher interest income, including the $10 million from tax settlements in 2001. Alliant Energy realized $0, $4 million and $2 million of income from weather hedges in 2002, 2001 and 2000, respectively.

Refer to Note 10(a) of the "Notes to Consolidated Financial Statements" for additional information related to the exchangeable senior notes embedded derivative, the McLeod trading securities and the cumulative effect of changes in accounting principle.

Income Taxes - The effective income tax rates for Alliant Energy's continuing operations were 30.5%, 27.6% and 40.1% in 2002, 2001 and 2000, respectively. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional information.

Income from Discontinued Operations - The 2002 decrease of $28 million in income from discontinued operations was largely due to lower earnings from Alliant Energy's oil and gas (Whiting) business due to lower prices, higher operating expenses and lower gains from dispositions of oil and gas properties in 2002 compared to 2001. Tax adjustments recorded in 2002 related to Alliant Energy's decision to sell its Australian (Southern Hydro) and affordable housing businesses also contributed to the lower income. The 2002 decrease was partially offset by higher oil and gas sales volumes at Whiting and higher earnings from Southern Hydro due to increased generation and sales of renewable energy credits earned through the generation of hydropower. The 2001 increase in income was largely due to non-cash SFAS 133 income in 2001 related to the valuation of electricity derivatives at Southern Hydro and higher earnings from Whiting which resulted from higher gas prices earlier in 2001, increased oil and gas sales volumes and income from a reduction in the estimated dismantlement cost of an offshore oil and gas platform. The 2001 increase was partially offset by approximately $16 million of income from gains on the sale of 1.3 million shares of McLeod in 2000 by Alliant Energy's affordable housing business. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's discontinued operations.

Liquidity and Capital Resources

Overview - Alliant Energy's recent and proposed financing activities have been and will be undertaken against a backdrop of increased market concerns about general economic conditions and corporate governance issues as well as risks associated with particular sectors of the economy, including the energy industry. As a result of these factors, capital markets have become more restrictive. The commercial paper market, for example, has become more limited for many companies in terms of the amounts of available capital and the corresponding maturities. Medium- and long-term debt markets have become sensitive to increased credit ratings volatility and to a heightened perception of liquidity risk in the energy sector. As a result, investors have become more selective and have differentiated among otherwise comparable issuers in a way that has made the financing process more challenging. In response to these changing market conditions, Alliant Energy is working closely with its financial advisors and others to access the capital it needs to operate its businesses. Based on its strong cash flows coupled with actions Alliant Energy expects to take to strengthen its balance sheet, Alliant Energy currently believes it will be able to secure the capital it requires to implement its refined strategic plan. Alliant Energy believes its ability to secure additional capital will be significantly enhanced by the completion of the actions addressed in "Strategic Actions," including the divestiture of selected businesses.

Alliant Energy's capital requirements are primarily attributable to its utility subsidiaries' construction and acquisition programs, Resources' acquisition and investment opportunities and its debt maturities. Alliant Energy's utility subsidiaries anticipate financing their construction expenditures, including new electric generation facilities, during 2003-2005 through internally generated funds supplemented, when necessary, by outside financing. Funding for Resources' acquisition and investment expenditures over that same period of time is expected to be accomplished with a combination of external financings, sales of assets and internally generated funds.

In 2001, Alliant Energy and Resources received SEC approval for their ongoing program of external financing, credit support arrangements and other related proposals for the period through Dec. 31, 2004. Among other things, the approval authorized Alliant Energy directly or through financing subsidiaries to issue common and preferred stock, unsecured long-term debt securities and other equity-linked securities up to an amount of $1.5 billion; to provide guarantees and credit support for obligations of its subsidiaries up to an amount of $3 billion; to enter into hedging transactions to manage interest rate costs and risk exposure; and to increase its aggregate investment limit in Exempt Wholesale Generators and Foreign Utility Companies to 100% of consolidated retained earnings. The approval, among other things, also authorized Resources to provide guarantees and credit support for obligations of non-utility subsidiaries up to an amount of $600 million outstanding at any one time and to spend up to $800 million to construct or acquire energy assets that are incidental to the energy marketing and oil and gas productions of its subsidiaries. Alliant Energy's ability to undertake any such financings contemplated by the SEC's order is dependent on its ability to access the capital markets as described above.

__Cash Flows__ - Selected information from the Consolidated Statements of Cash Flows was as follows (in thousands):

Cash flows from (used for):	**2002**	2001	2000
Operating activities	**$544,040**	$426,111	$393,090
Financing activities	**84,090**	170,525	513,063
Investing activities	**(632,658)**	(656,262)	(869,253)

In 2002, Alliant Energy's cash flows from operating activities increased primarily due to changes in working capital; cash flows from financing activities decreased primarily due to proceeds from the issuance of common stock in 2001, partially offset by a net increase in the amount of preferred stock outstanding at IP&L; and cash flows used for investing activities decreased primarily due to lower construction and acquisition expenditures partially offset by proceeds received in 2001 from the transfer of WP&L's transmission assets to ATC. In 2001, Alliant Energy's cash flows from financing activities decreased primarily due to net changes in amount of debt issued and retired, partially offset by proceeds from the issuance of common stock in 2001; and cash flows used for investing activities decreased primarily due to lower non-regulated investments.

__Common Equity__ - In November 2002, Alliant Energy announced its intentions to raise approximately $200 million to $300 million of common equity in 2003, dependent on market conditions. The proceeds are expected to be used to fund the Power Iowa initiative and other regulated domestic utility needs. The PSCW has indicated it will require an additional equity infusion by Alliant Energy into WP&L during 2003. Alliant Energy anticipates the final PSCW order, which is expected to be issued in the second quarter of 2003, will also include a customer refund provision if the timing and/or amount of the equity infusion differs from the assumptions included in the WP&L rate case.

__Preferred Stock__ - In September 2002, IP&L redeemed all of its then outstanding shares of preferred stock at an aggregate redemption price of $58.3 million. In December 2002, IP&L issued six million shares of preferred stock at $25.00 per share in a private placement. IP&L used the net proceeds of approximately $145 million to repay its short-term debt and for general corporate purposes, including to fund capital expenditures and to repay other debt.

Debt - In June 2002, Alliant Energy received approval (through Dec. 31, 2004) from the SEC to issue and sell up to an aggregate amount of $1 billion of short-term debt outstanding at any one time and to guarantee borrowings by Resources in an aggregate amount that would not exceed $700 million at any one time in addition to its other guarantee authority. In addition, IP&L received SEC approval to issue short-term debt in a principal amount which would not at any one time exceed $300 million. Alliant Energy discontinued the use of its utility money pool in 2002 and WP&L and IP&L are now meeting any short-term borrowing needs by issuing commercial paper and borrowing on bank lines of credit, respectively.

Alliant Energy and its subsidiaries are party to various credit facilities and other borrowing arrangements, some of which are summarized below. In addition to the specific covenants detailed below under the 364-day revolving credit agreements, Alliant Energy's facilities and borrowing arrangements contain various customary terms and conditions, including required capitalization, net worth and interest coverage requirements, maintenance requirements related to bonded property and cross-default provisions. At Dec. 31, 2002, Alliant Energy and its subsidiaries were in compliance with the financial ratios and covenant requirements under their respective credit facilities and borrowing arrangements. The aggregate borrowing capacity under short-term credit agreements of Alliant Energy and its subsidiaries at Dec. 31, 2002 was $845 million. At Dec. 31, 2002, the total amount borrowed under these facilities was $281 million leaving unused capacity of $564 million. In addition, Resources had a $250 million standby credit facility at Dec. 31, 2002 as discussed below. There are no borrowings currently outstanding under such facility. Alliant Energy also had $28 million of short-term borrowings outstanding at Dec. 31, 2002 related to various generation projects in China.

In October 2002, Alliant Energy completed the syndication of three 364-day revolving credit facilities totaling $915 million, available for direct borrowing or to support commercial paper, which replaced the former facilities that totaled $900 million in borrowing availability. The three facilities consist of a $565 million facility for Alliant Energy (at the parent company level), which was reduced to $450 million at the end of 2002, a $200 million facility for IP&L and a $150 million facility for WP&L. Availability under the Alliant Energy credit facility will be further reduced by the proceeds of asset sales in excess of 5% of Alliant Energy's consolidated assets in any 12-month period commencing October 2002 and up to $50 million from the proceeds of an issuance of equity securities in excess of $300 million. These new credit facility agreements contain various covenants, including the following:

Covenant Description	Covenant Requirement	Status at Dec. 31, 2002
Alliant Energy:		
Consolidated debt-to-capital ratio*	Less than 65%	59.6%
Consolidated net worth*	At least $1.4 billion	$1.8 billion
EBITDA interest coverage ratio*	At least 2.5x	3.6x
IP&L debt-to-capital ratio	Less than 58%	47.9%
WP&L debt-to-capital ratio	Less than 58%	40.7%

* In compliance with the agreements, results of discontinued operations have been included in the covenant calculations.

The debt component of the capital ratios includes long- and short-term debt (excluding trade payables), capital lease obligations, letters of credit and guarantees of the foregoing and unfunded vested benefits under pension plans. The equity component excludes accumulated other comprehensive income (loss). Alliant Energy is also subject to a PUHCA requirement whereby Alliant Energy's common equity balance must be at least 30% of its total consolidated capitalization, including short-term debt. Alliant Energy's common equity ratio as of Dec. 31, 2002, as computed under such requirement, was 35.8%.

In December 2002, Resources secured a 364-day $250 million standby credit facility. Designed as a bridge to enhance Alliant Energy's short-term liquidity position until it receives the expected proceeds from the assets it plans to sell in 2003, the availability under the facility is reduced by amounts realized on such asset sales. At Dec. 31, 2002, there were no borrowings outstanding under this credit facility. Also in December 2002, Whiting finalized a secured revolving $200 million credit facility which will mature in December 2005. At Dec. 31, 2002, Whiting had $185 million of borrowings outstanding under this facility at an interest rate of 3.63%, which was included in "Long-term debt" on the Consolidated Balance Sheet.

Information regarding commercial paper and bank facility borrowings at Dec. 31, 2002 was as follows (dollars in millions):

	Alliant Energy (Parent)	WP&L
Commercial paper outstanding	$135.5	$60.0
Weighted average maturity of commercial paper	2 days	34 days
Discount rates on commercial paper	1.95%	1.6%
Bank facility borrowings	$85.0	—
Interest rates on bank facility borrowings	2.3-2.4%	—

As a result of the Moody's Investors Service (Moody's) downgrade of Alliant Energy's commercial paper in January 2003 to P-3, Alliant Energy's ability to issue commercial paper at the parent company level has been reduced, requiring greater reliance on bank lines. In addition to funding working capital needs, the availability of short-term financing provides the companies flexibility in the issuance of long-term securities. The level of short-term borrowing fluctuates based on seasonal corporate needs, the timing of long-term financing and capital market conditions. At Dec. 31, 2002, IP&L and WP&L were authorized by the applicable federal or state regulatory agencies to issue short-term debt of $180 million and $240 million, respectively. The $240 million borrowing authority for WP&L includes $85 million for general corporate purposes, an additional $100 million should WP&L no longer sell its utility receivables and an additional $55 million should WP&L need to repurchase its variable rate demand bonds.

In December 2002, Resources issued $300 million of 9.75% senior notes due 2013 in a private placement. The notes are unconditionally guaranteed by Alliant Energy. Resources used the proceeds to repay short-term debt.

At Dec. 31, 2002, Alliant Energy had $783 million of long-term debt that will mature prior to Dec. 31, 2007, which represents maturities of $47 million in 2003, $106 million in 2004, $337 million in 2005, $68 million in 2006 and $225 million in 2007. Depending upon market conditions, it is currently anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities.

Refer to "Construction and Acquisition Expenditures" for information regarding a credit facility Resources entered into in February 2003 relating to the purchase of a non-regulated power plant. Refer to Note 8 of the "Notes to Consolidated Financial Statements" for additional information on short- and long-term debt.

Credit Ratings and Balance Sheet - Access to the long- and short-term capital and credit markets, and costs of external financing, are dependent on creditworthiness. Alliant Energy is committed to taking the necessary steps required to maintain strong credit ratings and to strengthen its balance sheet. Refer to "Strategic Actions" for a discussion of specific actions being taken in this regard. Although Alliant Energy believes such actions will enable it to strengthen its balance sheet and maintain strong credit ratings, no assurance can be given that it will be able to maintain its existing credit ratings. If Alliant Energy's credit ratings are downgraded in the future, then Alliant Energy's borrowing costs may increase and its access to capital markets may be limited. If access to capital markets becomes significantly constrained, then Alliant Energy's results of operations and financial condition could be materially adversely affected.

In December 2002 and January 2003, Standard & Poor's and Moody's, respectively, issued revised credit ratings as follows (long-term debt ratings only apply to senior debt):

		Standard & Poor's	Moody's
IP&L	Secured long-term debt	A-	A3
	Unsecured long-term debt	BBB	Baa1
	Commercial paper	A-2	P-2
	Corporate	BBB+	Baa1
WP&L	Secured long-term debt	A	A1
	Unsecured long-term debt	BBB+	A2
	Commercial paper	A-2	P-1
	Corporate	A-	A2
Resources (a)	Unsecured long-term debt	BBB	Baa3
	Commercial paper	A-2	P-3
	Corporate	BBB+	Baa3
Alliant Energy	Unsecured long-term debt	BBB	Not rated
	Commercial paper	A-2	P-3
	Corporate	BBB+	Not rated
All Entities	Outlook	Negative	Stable

(a) Resources' debt is fully and unconditionally guaranteed by Alliant Energy.

Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of credit rating downgrades or so-called "ratings triggers." However, certain lease agreements do contain such ratings triggers. The threshold for these triggers varies among the applicable leases. If the payments were accelerated under all the affected leases it would result in accelerated payments of approximately $45 million. In addition, the amount of proceeds available to IP&L and WP&L from their sale of utility customer accounts receivable programs could be reduced in the aggregate by approximately $20 million in the event of certain credit rating downgrades at the Alliant Energy parent company level. Alliant Energy and its subsidiaries are also parties to various agreements, including purchased-power agreements, fuel contracts and corporate guarantees that may be deemed to be in default in the event of certain credit rating downgrades. In the event of such a default, Alliant Energy or its subsidiaries may be able to cure the default in a number of ways, including posting letters of credit equal to the amount of the exposure, unwinding the contract or paying the obligation.

Sale of Accounts Receivable - Refer to Note 4 of the "Notes to Consolidated Financial Statements" for information on Alliant Energy's sale of accounts receivable program.

Off-Balance Sheet Arrangements - Alliant Energy utilizes synthetic leases to finance its corporate headquarters, corporate aircraft, certain utility railcars and a utility radio dispatch system. Synthetic leases provide favorable financing rates to Alliant Energy while allowing it to maintain operating control of its leased assets. Several of Alliant Energy's synthetic leases involve the use of unconsolidated structured finance or variable interest entities. Alliant Energy has guarantees outstanding related to the residual value of these synthetic leases. Alliant Energy does not currently anticipate entering into any additional synthetic leases. Alliant Energy also uses variable interest entities for its utility sale of accounts receivable program whereby IP&L and WP&L use proceeds from the sale of the accounts receivable and unbilled revenues to maintain flexibility in their capital structures, take advantage of favorable short-term interest rates and finance a portion of their long-term cash needs. The sale of accounts receivables generates a significant amount of short-term financing for IP&L and WP&L. If this financing alternative were not available, IP&L and WP&L anticipate they would have enough short-term borrowing capacity to compensate. Refer to "Ratings Triggers" for the impact of credit rating downgrades on Alliant Energy and its subsidiaries related to these synthetic leases and accounts receivable sales program.

Beginning in the third quarter of 2003, under FIN 46, "Consolidation of Variable Interest Entities," it is reasonably possible that Alliant Energy could be considered the primary beneficiary of certain variable interest entities utilized for its synthetic lease financings and receivable sales program and could be required to consolidate the operating results and associated assets and liabilities of the variable interest entities in its financial statements. Alliant Energy is in the process of evaluating the potential impacts of FIN 46. Alliant Energy is also currently evaluating the structure of its synthetic leases and receivable sales program to determine if these structures can be modified to qualify for off-balance sheet treatment under FIN 46.

Contractual Obligations - Alliant Energy's long-term contractual cash obligations as of Dec. 31, 2002 were as follows (in millions):

	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt (Note 8) and capital lease obligations (Note 3)	$62	$122	$347	$104	$227	$2,303	$3,165
Operating leases (Note 3)	45	76	95	99	123	384	822
Purchase obligations (Note 11(b))	286	110	68	30	18	27	539
	$393	$308	$510	$233	$368	$2,714	$4,526

At Dec. 31, 2002, long-term debt and capital lease obligations as noted in the previous table were included on the Consolidated Balance Sheets. In addition, at Dec. 31, 2002, there were various other long-term liabilities and deferred credits included on the Consolidated Balance Sheets that, due to the nature of the liabilities, the timing of payments cannot be estimated and are therefore excluded from the tables. Operating leases and purchase obligations are amounts committed under contract which were not recorded on the Consolidated Balance Sheets at Dec. 31, 2002, in accordance with GAAP. Purchase obligations represent normal business contracts used to ensure adequate purchased-power, coal and natural gas supplies and to minimize exposure to market price fluctuations. In connection with Alliant Energy's construction and acquisition programs, it also enters into commitments related to such programs on an ongoing basis.

Sales of Non-strategic Assets - In the third quarter of 2002, Alliant Energy completed the sale of its 50% ownership interest in its Cargill-Alliant electricity-trading joint venture to Cargill. The sale proceeds were approximately $19.3 million, the book value of Alliant Energy's share of the joint venture. As noted earlier, the strategic actions currently being executed by Alliant Energy will focus on additional potential sales of non-strategic assets, among other items. Refer to "Strategic Actions," "Other Matters - Other Future Considerations" and Note 16 of the "Notes to Consolidated Financial Statements" for additional discussion on the potential impact of future asset sales.

Credit Risk - Credit risk is inherent in Alliant Energy's operations and relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. Alliant Energy maintains credit risk oversight and sets limits and policies with regards to its counterparties, which management believes minimizes its overall credit risk exposure. However, there is no assurance that such policies will protect Alliant Energy against all losses from non-performance by counterparties.

Environmental - Alliant Energy's pollution abatement programs are subject to continuing review and are periodically revised due to changes in environmental regulations, construction plans and escalation of construction costs. While management cannot precisely forecast the effect of future environmental regulations on operations, it has taken steps to anticipate the future while also meeting the requirements of current environmental regulations.

Alliant Energy's facilities are subject to state and federal requirements of the Clean Air Act, including meeting ambient air quality standards. As a result of a new rate-of-progress rule developed by the Wisconsin DNR, and based on existing technology, Alliant Energy estimates the total aggregate capital investments necessary by WP&L to comply with the new rules will be approximately $19 million in 2003 through 2007. Alliant Energy is also currently addressing various other potential federal and state environmental rulemakings and activities, including: 1) proposed revisions to the Wisconsin Administrative Code concerning the amount of heat that WP&L's generating stations can discharge into Wisconsin waters which could have a significant impact on WP&L's operation of its Wisconsin generating facilities; 2) potential new rules that may be pursued by the EPA and the states in the Alliant Energy service territory related to various air emissions; 3) the multiple requests WP&L has received from the EPA related to the historical operation of WP&L's major coal-fired generating units, which requests have been the precursor to penalties and additional capital requirements in some cases involving similar requests to other electric generating facilities; 4) the New Source Review reforms published by the EPA in December 2002; 5) several other legislative and regulatory proposals regarding the control of emissions of air pollutants and greenhouse gases from a variety of sources, including generating facilities; and 6) the July 2002 request from the Wisconsin DNR that WP&L submit a written plan for facility closure of the Rock River Generating Station landfill and clean-up of its support ponds and all areas where coal combustion waste is present. Alliant Energy cannot presently predict the final outcome of these proposals or actions, but believes that required capital investments and/or modifications resulting from them could be significant. Alliant Energy believes that prudent expenses incurred by IP&L and WP&L likely would be recovered in rates from its customers.

Refer to Note 11(e) of the "Notes to Consolidated Financial Statements" for further discussion of environmental matters.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Construction and Acquisition Expenditures - Capital expenditures, investments and financing plans are continually reviewed, approved and updated as part of Alliant Energy's ongoing strategic planning and annual budgeting processes. In addition, material capital expenditures and investments are subject to a rigorous cross-functional review prior to approval. Changes in Alliant Energy's anticipated construction and acquisition expenditures may result from a number of reasons including economic conditions, regulatory requirements, ability to obtain adequate and timely rate relief, the level of Alliant Energy's profitability, Alliant Energy's desire to maintain strong credit ratings and reasonable capitalization ratios, variations in sales, changing market conditions and new opportunities. As noted in "Strategic Actions," Alliant Energy recently reduced its anticipated construction and acquisition expenditure levels in order to strengthen its balance sheet. Alliant Energy believes its capital control processes adequately reduce the risks associated with large capital expenditures and investments. Alliant Energy currently anticipates construction and acquisition expenditures as follows (in millions):

	2003	2004-2005
Domestic utility:		
IP&L utility infrastructure and reliability investments	$230	$560
IP&L Power Iowa program*	220	80
WP&L utility infrastructure and reliability investments	160	410
Non-regulated domestic generation	130	10
Other non-regulated business development	80	70
Total from continuing operations	820	1,130
Discontinued operations	80	—
Total	$900	$1,130

* Excludes approximately $109 million in 2003 for potential purchase of turbines and related equipment from affiliates.

Alliant Energy has not entered into contractual commitments relating to the majority of its anticipated capital expenditures. As a result, Alliant Energy does have discretion as to the eventual level of capital expenditures incurred and it closely monitors and updates such estimates on an ongoing basis based on numerous economic and other factors.

In September 2002, the IUB approved a settlement agreement establishing advance rate making principles for the proposed 500 MW natural gas-fired plant IP&L plans to construct in Mason City, Iowa as part of its Power Iowa initiative to develop new electric generation capacity in Iowa. The settlement establishes, among other things, a set depreciation period whereby IP&L is ensured of recovering the estimated $400 million cost of its investment over 28 years based on a fixed 12.23% return on the common equity component. In January 2003, the IUB approved IP&L's siting certificate for the Mason City plant and construction began. The plant is scheduled to be in service prior to the 2004 summer peak demand.

Given the status of the current non-regulated generation market, Alliant Energy's initial investments in this market will focus on facilities with underlying long-term purchased-power agreements. While Alliant Energy believes there are excellent acquisition opportunities in the existing non-regulated generation market, it will continue to be patient, prudent and diligent in its pursuit of such opportunities. Consistent with this approach, in February 2003, Resources announced the purchase of a 309 MW, non-regulated, natural gas-fired power plant in Wisconsin for $109 million, which Resources financed with a $73 million 8-year secured credit facility, which is non-recourse to Alliant Energy. At Feb. 28, 2003, Resources had $60 million of borrowings outstanding under this facility, at an interest rate of approximately 5%, and an $11 million letter of credit related to a purchased-power agreement. The entire power output of the facility is sold under contract to Milwaukee-based We Energies through June 2008.

Other Matters

<u>**Market Risk Sensitive Instruments and Positions**</u> - Alliant Energy's primary market risk exposures are associated with interest rates, commodity prices, equity prices and currency exchange rates. Alliant Energy has risk management policies to monitor and assist in controlling these market risks and uses derivative instruments to manage some of the exposures.

Interest Rate Risk - Alliant Energy is exposed to risk resulting from changes in interest rates as a result of its issuance of variable-rate debt, utility customer accounts receivable sale program and variable-rate leasing agreements. Alliant Energy manages its interest rate risk by limiting its variable interest rate exposure and by continuously monitoring the effects of market changes on interest rates. Alliant Energy also uses interest rate swap and interest rate forward agreements to assist in the management of its interest exposure. In the event of significant interest rate fluctuations, management would take actions to minimize the effect of such changes on Alliant Energy's results of operations and financial condition. Assuming no change in Alliant Energy's consolidated financial structure, if variable interest rates were to average 100 basis points higher (lower) in 2003 than in 2002, interest expense and pre-tax earnings would increase (decrease) by approximately $9.4 million. This amount was determined by considering the impact of a hypothetical 100 basis point increase (decrease) in interest rates on Alliant Energy's consolidated variable-rate debt held, the amount outstanding under the utility customer accounts receivable sale program and variable-rate lease balances at Dec. 31, 2002.

Commodity Risk - Non-trading - Alliant Energy is exposed to the impact of market fluctuations in the commodity price and transportation costs of electricity and natural gas products it markets. Alliant Energy employs established policies and procedures to manage its risks associated with these market fluctuations including the use of various commodity derivatives. Alliant Energy's exposure to commodity price risks in its utility business is significantly mitigated by the current rate making structures in place for the recovery of its electric fuel and purchased energy costs as well as its cost of natural gas purchased for resale. Refer to Note 1(j) of the "Notes to Consolidated Financial Statements" for further discussion.

WP&L periodically utilizes gas commodity derivative instruments to reduce the impact of price fluctuations on gas purchased and injected into storage during the summer months and withdrawn and sold at current market prices during the winter months. The gas commodity swaps in place approximate the forecasted storage withdrawal plan during this period. Therefore, market price fluctuations that result in an increase or decrease in the value of the physical commodity are substantially offset by changes in the value of the gas commodity swaps. To the extent actual storage withdrawals vary from forecasted withdrawals, WP&L has physical commodity price exposure. A 10% increase (decrease) in the price of gas would not have a significant impact on the combined fair market value of the gas in storage and related swap arrangements in place at Dec. 31, 2002. IP&L also utilizes natural gas commodity derivative instruments to mitigate the risk of rising prices. Since the IUB allows for the prudently incurred costs associated with these instruments and the underlying supply of natural gas to be recovered from ratepayers, IP&L does not have significant natural gas commodity risk exposure.

Whiting, currently accounted for as a discontinued operation, is exposed to market risk in the pricing of its oil and gas production. Historically, prices received for oil and gas production have been volatile because of seasonal weather patterns, supply and demand factors, transportation availability and price, and general economic conditions. Worldwide political developments have historically also had an impact on oil prices. Whiting periodically utilizes oil and gas swaps, costless collars and long-term delivery contracts to mitigate the impact of oil and gas price fluctuations. Historically, Alliant Energy has hedged or contracted approximately 50% of its oil and gas volumes. The actual level of hedging or contracting utilized is based on management's assessment of the prudency of hedging given current market conditions and other factors and is reviewed on an ongoing basis. Based on Whiting's estimated oil and gas sales in 2003, and the hedging and delivery contracts outstanding for such period, a sustained 10% increase (decrease) in oil and gas prices would impact Alliant Energy's pre-tax 2003 earnings by approximately $9.9 million.

Southern Hydro, currently accounted for as a discontinued operation, owns and operates hydroelectric generation facilities in the state of Victoria in Australia. These generation facilities operate as peaking units. Under the rules of the Australian market, Southern Hydro must sell all of its production into a spot market in which the price changes every five minutes and is set on the average of each half hour. Electricity prices in this market can and have been very volatile. In order to manage the electricity commodity price risk associated with anticipated sales into the spot market, Southern Hydro enters into a variety of electricity derivative contracts with terms of up to five years. The value of these derivative instruments can change significantly as a result of changes in forward electricity prices. These instruments do not qualify for hedge accounting under SFAS 133. Accordingly, per GAAP, changes in the fair value of these derivatives, which are non-cash valuation adjustments, must be reported in Southern Hydro's earnings. Alliant Energy believes Southern Hydro's ownership of the physical generating facilities that are not marked-to-market, combined with the electricity derivative contracts, act as an economic hedge to volatile electricity prices, such that Southern Hydro's net economic exposure to volatile electricity prices over the next five years is managed within reasonable limits. Southern Hydro manages market risks inherent in its business through established derivative trading and risk management policies and tools. The principal tool utilized in managing the risks associated with volatile prices is a five to 40-day Earnings-at-Risk (EAR) model which calculates EAR to a 95% confidence level. At December 31, 2002, the estimated EAR for Southern Hydro for expected earnings in 2003 was approximately $0.9 million.

Equity Price Risk - IP&L and WP&L maintain trust funds to fund their anticipated nuclear decommissioning costs. At Dec. 31, 2002 and 2001, these funds were invested primarily in domestic equity and debt instruments. Fluctuations in equity prices or interest rates will not affect Alliant Energy's consolidated results of operations as such fluctuations are recorded in equally offsetting amounts of investment income and depreciation (WP&L) or interest (IP&L) expense when they are realized. In 2001, WP&L entered into a four-year hedge on equity assets in its nuclear decommissioning trust fund. Refer to Note 10(c) of the "Notes to Consolidated Financial Statements" for further discussion.

Currency Risk - Alliant Energy has investments in various countries where the net investments are not hedged, including Australia, Brazil, China and New Zealand. As a result, these investments are subject to currency exchange risk with fluctuations in currency exchange rates. At Dec. 31, 2002, Alliant Energy had a cumulative foreign currency translation loss, net of any tax benefits realized, of $165 million, which related to decreases in value of the Brazil real of $152 million, New Zealand dollar of $11 million and Australian dollar of $2 million in relation to the U.S. dollar. This loss is recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets. Based on Alliant Energy's investments at Dec. 31, 2002, a 10% sustained increase/decrease over the next 12 months in the foreign exchange rates of Australia, Brazil, China and New Zealand would result in a corresponding increase/decrease in the cumulative foreign currency translation loss of $57 million. Alliant Energy's equity income (loss) from its foreign investments is also impacted by fluctuations in currency exchange rates. In addition, Alliant Energy has currency exchange risk associated with the debt issued to finance a thermal plant constructed by Alliant Energy and its Brazilian partners. In 2002, Alliant Energy recorded pre-tax charges of $6.5 million related to its share of the foreign currency transaction losses on such debt. Based on the loan balance and currency rates at Dec. 31, 2002, a 10% change in the currency rates would result in a $1.9 million after-tax increase (decrease) in net income.

Refer to Notes 1(n) and 10 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's derivative financial instruments.

Accounting Pronouncements - On Oct. 25, 2002, the EITF reached a consensus on EITF Issue 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." Alliant Energy's natural gas trading business, NG Energy Trading, LLC (NG), is impacted by EITF Issue 02-3, which requires that all sales of energy and the related cost of energy purchased under contracts that meet the definition of energy trading contracts under EITF Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," and that are derivatives under SFAS 133 must be reflected on a net basis in the income statement for all periods presented. Under the guidance of EITF Issue 98-10, Alliant Energy reported its energy trading contracts and related gas in storage at fair market value, and reported related revenues and expenses on a gross basis in the income statement. EITF Issue 02-3 also rescinded EITF Issue 98-10 on a prospective basis. Accordingly, any new contracts entered into after Oct. 25, 2002 must be reported on a historical cost basis rather than at fair market value unless the contract meets the definition of a derivative under SFAS 133. Alliant Energy adopted EITF Issue 02-3 on Jan. 1, 2003 for all contracts that were in place and storage gas acquired prior to Oct. 25, 2002, and will reclassify prior period trading contracts on a net basis in the income statement for 2003. The impact of transitioning from reporting inventory and existing contracts that are not derivatives under SFAS 133 at fair value to historical cost will be reported in net income in the first quarter of 2003 and is not expected to be material due to the relatively small size of the NG business. Had Alliant Energy presented its trading activities in the income statement on a net basis rather than a gross basis, for 2002, 2001 and 2000, "Non-regulated and other" revenues and "Other operation and maintenance" expenses would have both decreased $125 million, $49 million and $9 million, respectively, with no impact on net income.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," which requires disclosures by a guarantor about its obligations under certain guarantees that it has issued. FIN 45 also requires recognizing, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after Dec. 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after Dec. 15, 2002. Alliant Energy does not anticipate FIN 45 will have a material impact on its financial condition or results of operations. Refer to Note 11(d) of the "Notes to Consolidated Financial Statements" for additional information on guarantees.

In January 2003, the FASB issued FIN 46 which addresses consolidation by business enterprises of variable interest entities. FIN 46 requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Alliant Energy will apply the provisions of FIN 46 prospectively for all variable interest entities created after Jan. 31, 2003. For variable interest entities created before Jan. 31, 2003, Alliant Energy will be required to consolidate all entities in which it is a primary beneficiary beginning in the third quarter of 2003. It is reasonably possible the implementation of FIN 46 will require that certain variable interest entities be included on the Consolidated Balance Sheets. Refer to Notes 3 and 4 of the "Notes to Consolidated Financial Statements" for additional information on variable interest entities related to synthetic leases and the utility customer accounts receivable sale program, respectively.

SFAS 143, "Accounting for Asset Retirement Obligations," which provides accounting and disclosure requirements for retirement obligations associated with long-lived assets, was effective Jan. 1, 2003. SFAS 143 requires that the present value of retirement costs for which Alliant Energy has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss. The adoption of SFAS 143 will have no impact on IP&L's and WP&L's earnings, as the effects will be offset by the establishment of regulatory assets or liabilities pursuant to SFAS 71, "Accounting for the Effects of Certain Types of Regulation."

Alliant Energy has completed a detailed assessment of the specific applicability and implications of SFAS 143. The scope of SFAS 143 as it relates to Alliant Energy primarily includes decommissioning costs for DAEC and Kewaunee. It also applies to a smaller extent to several other regulated and non-regulated assets including, but not limited to, active ash landfills, water intake facilities, underground storage tanks, groundwater wells, transmission and distribution equipment, easements, leases and the dismantlement of certain hydro facilities. Other than DAEC and Kewaunee, Alliant Energy's asset retirement obligations as of Jan. 1, 2003 are not significant.

Prior to January 2003, IP&L and WP&L recorded nuclear decommissioning charges in accumulated depreciation on their Consolidated Balance Sheets. Upon adoption of SFAS 143, IP&L and WP&L will reverse approximately $125 million and $175 million, respectively, previously recorded in accumulated depreciation and will record liabilities of approximately $250 million and $175 million, respectively. The difference between amounts previously recorded and the net SFAS 143 liability will be deferred as a regulatory asset and is expected to approximate $125 million and $0 for IP&L and WP&L, respectively.

IP&L and WP&L have previously recognized removal costs as a component of depreciation expense and accumulated depreciation for other non-nuclear assets in accordance with regulatory rate recovery. As of Dec. 31, 2002, IP&L and WP&L estimate that they have approximately $250 million and $150 million, respectively, of such regulatory liabilities recorded in "Accumulated depreciation" on their Consolidated Balance Sheets.

In 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which replaced SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 also applies to discontinued operations. SFAS 144 requires that those long-lived assets classified as held for sale be measured at the lower of their carrying amount or the fair value less cost to sell, and that no depreciation, depletion and amortization shall be recorded while an asset is classified as held for sale. Discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a planned disposal transaction that is probable of being completed within one year. If the criteria to classify operations as held for sale are subsequently no longer met, the assets classified as held for sale shall be reclassified as held and used in the period the held for sale criteria are no longer met. Alliant Energy adopted SFAS 144 on January 1, 2002. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for additional information about Alliant Energy's application of SFAS 144 in the fourth quarter of 2002 as relates to various assets it is planning to sell.

Alliant Energy does not expect the various other new accounting pronouncements not mentioned above that were effective in 2002 to have a material impact on its results of operations or financial condition.

Critical Accounting Policies - Based on historical experience and various other factors, Alliant Energy believes the policies identified below are critical to its business and the understanding of its results of operations as they require critical estimates be made based on the assumptions and judgment of management. The preparation of consolidated financial statements requires management to make various estimates and assumptions that affect revenues, expenses, assets, liabilities and the disclosure of contingencies. The results of these estimates and judgments form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and judgments. Alliant Energy's management has discussed these critical accounting policies with the Audit Committee of its Board of Directors. Refer to Note 1 of the "Notes to Consolidated Financial Statements" for a discussion of Alliant Energy's accounting policies and the estimates and assumptions used in the preparation of the consolidated financial statements.

Regulatory Assets and Liabilities - Alliant Energy's domestic utility business is regulated by various federal and state regulatory agencies. As a result, the regulated utilities qualify for the application of SFAS 71. SFAS 71 recognizes that the actions of a regulator can provide reasonable assurance of the existence of an asset or liability. Regulatory assets or liabilities arise as a result of a difference between GAAP and the accounting principles imposed by the regulatory agencies. Regulatory assets generally represent incurred costs that have been deferred as they are probable of recovery in customer rates. Regulatory liabilities generally represent obligations to make refunds to customers for various reasons.

Alliant Energy's utility subsidiaries recognize regulatory assets and liabilities in accordance with the rulings of their federal and state regulators and future regulatory rulings may impact the carrying value and accounting treatment of Alliant Energy's regulatory assets and liabilities. Alliant Energy periodically assesses whether the regulatory assets are probable of future recovery by considering factors such as regulatory environment changes, recent rate orders issued by the applicable regulatory agencies and the status of any pending or potential deregulation legislation. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate of return on invested capital and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on Alliant Energy's results of operations. Refer to Note 1(c) of the "Notes to Consolidated Financial Statements" for further discussion.

Asset Valuations -

Long-Lived Assets - The Consolidated Balance Sheets include significant long-lived assets, which are not subject to recovery under SFAS 71. As a result, Alliant Energy must generate future cash flows from such assets in a non-regulated environment to ensure the carrying value is not impaired. Many of these assets are the result of capital investments which have been made in recent years and have not yet reached a mature life cycle. Alliant Energy assesses the carrying amount and potential impairment of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors Alliant Energy considers in determining if an impairment review is necessary include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in Alliant Energy's use of the acquired assets or business strategy related to such assets, and significant negative industry or economic trends. When Alliant Energy determines an impairment review is necessary, a comparison is made between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two balances, an impairment loss is recognized equal to the amount the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by the use of quoted market prices, appraisals, or the use of valuation techniques such as expected discounted future cash flows. Alliant Energy must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets.

Alliant Energy has made payments of $156 million for turbines and related generation equipment at Dec. 31, 2002 and has also entered into commitments for an additional $84 million. Alliant Energy expects to utilize approximately $124 million of such equipment in its first Power Iowa generation project and is currently reviewing various other potential generation projects to utilize the remaining $116 million of equipment. As a result, Alliant Energy has assessed the recoverability of the $116 million equipment cost compared to the future anticipated cash flows from the generation projects under review. The future anticipated cash flows is a significant estimate. Alliant Energy has no current intentions to sell any of this equipment. If a decision was made to sell such equipment, the recoverability of the equipment cost would be assessed by comparing the future anticipated sales proceeds to the carrying value of the equipment.

Investments - The Consolidated Balance Sheets include investments in several available-for-sale securities accounted for in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Alliant Energy monitors any unrealized losses from such investments to determine if the loss is considered to be a temporary or permanent decline. The determination as to whether the investment is temporarily versus permanently impaired requires considerable judgment. When the investment is considered permanently impaired, the previously recorded unrealized loss would be recorded directly to the income statement as a realized loss. Alliant Energy incurred pre-tax valuation charges under the provisions of SFAS 115 of $27 million and $10 million related to its McLeod and Energy Technologies investments, respectively, in 2002. The Consolidated Balance Sheets also contain various other investments that are evaluated for recoverability when indicators of impairment may exist.

Resources holds a non-controlling interest in five Brazilian electric utility companies accounted for under the equity method of accounting. The recoverability of these equity method investments is assessed by comparing the future anticipated local currency cash flows from these investments and the carrying value of these investments. The future anticipated cash flows currently include anticipated periodic distributions that, when aggregated, exceed the carrying value of these investments. The future anticipated cash flows represents a significant estimate. The $214 million carrying value of Alliant Energy's Brazil investments has been reduced by $210 million of pre-tax cumulative foreign currency translation losses. The net of tax balance of $152 million has been recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheet at Dec. 31, 2002. Cumulative foreign currency translation losses are reflected in Alliant Energy's results of operations only if the related investment is sold or substantially liquidated. If Alliant Energy would decide to exit these Brazil investments in the future, the recoverability of these equity method investments would be assessed by comparing the future anticipated sales proceeds to the carrying value. Alliant Energy has no current intention of exiting these Brazil investments.

Resources' investment in Mexico consists of a loan receivable (including accrued interest income) from a Mexican development company. The loan accrues interest at 8.75% and is secured by the undeveloped land of the resort community. Repayment of the loan principal and interest will be based on a portion of the proceeds from the sales of real estate in the resort community and therefore is dependent on the successful development of the project and the ability to sell real estate. The recoverability of this loan receivable is currently assessed by comparing the fair value of the undeveloped land of the resort community used to secure the loan and the carrying value of the loan including accrued interest income. Based on an independent appraisal that indicated the fair value of the collateral was less than the loan balance plus accrued interest, Alliant Energy recorded a valuation allowance of approximately $7 million in the second quarter of 2002 and ceased accruing interest income on the loan. Based on an updated independent appraisal, Alliant Energy reversed the valuation allowance in the fourth quarter of 2002 and resumed accruing interest income on the loan. The fair value of such collateral is a significant estimate. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for additional information concerning Alliant Energy's investments in Brazil and Mexico.

Alliant Energy announced its intentions to sell various businesses in November 2002 and is currently accounting for them as assets held for sale and discontinued operations. The estimated sales proceeds, less costs to sell, for each business exceeded the carrying value of each business as of Dec. 31, 2002. Alliant Energy will continue to monitor the estimated sales proceeds of its assets held for sale as they relate to the respective carrying values. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for additional information.

Goodwill - As a result of the adoption of SFAS 142, "Goodwill and Other Intangible Assets," on Jan. 1, 2002, Alliant Energy is required to evaluate its goodwill for impairment at least annually and more frequently when indicators of impairment may exist. At Dec. 31, 2002, Alliant Energy had $66 million of net goodwill (including $41 million, $10 million and $9 million within its Cogenex, China and SmartEnergy reporting units, respectively) on its Consolidated Balance Sheet. If the fair value of a reporting unit is less than its carrying value, including goodwill, a goodwill impairment charge may be necessary. Alliant Energy estimates the fair value of its reporting units utilizing a combination of market value indicators and the expected discounted future cash flows. This process requires the use of significant management estimates and judgments regarding cash flow assumptions from future sales, operating costs and discount rates over an indefinite life. Alliant Energy's cash flow assumptions are derived using a combination of historical trends, internal budgets, strategic plans and other market information. Each reporting unit is evaluated separately based on the nature of its operations and therefore the assumptions vary by reporting unit relative to its applicable circumstances. To determine its discount rates, Alliant Energy utilizes the capital asset pricing model which is based upon market comparables adjusted for company-specific risk. In the event market comparables are not available, Alliant Energy utilizes expected industry returns based upon published information. In the fourth quarter of 2002, Alliant Energy recorded a pre-tax goodwill impairment charge related to SmartEnergy of $7 million.

Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain commodity prices, volatility in a portion of natural gas sales volumes due to weather and to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. To account for these derivative instruments in accordance with the applicable accounting rules, Alliant Energy must determine the fair value of its derivatives. In accordance with SFAS 133, the fair value of all derivative instruments are recognized as either assets or liabilities in the balance sheet with the changes in their value recognized in earnings for the non-regulated businesses, unless specific hedge accounting criteria are met. For IP&L and WP&L, changes in the derivatives fair values are generally recorded as regulatory assets or liabilities. If an established, quoted market exists for the underlying commodity of the derivative instrument, Alliant Energy uses the quoted market price to value the derivative instrument. For other derivatives, Alliant Energy estimates the value based upon other quoted prices or acceptable valuation methods. Alliant Energy also reviews the nature of its contracts for the purchase and sale of non-financial assets to assess whether the contracts meet the definition of a derivative and the requirements to follow hedge accounting as allowed by the applicable accounting rules. The determination of derivative status and valuations involves considerable judgment.

The majority of Alliant Energy's derivative transactions are in its regulated domestic utility business and based on the fuel and natural gas cost recovery mechanisms in place, as well as other specific regulatory authorizations, changes in fair market values of such derivatives generally have no impact on Alliant Energy's results of operations. Alliant Energy does have an embedded derivative within its exchangeable senior notes that is impacted by the value of McLeod stock. Changes in the fair value of this derivative impact Alliant Energy's results of operations and the changes did have a material impact on Alliant Energy's 2001 results of operations. However, given a significant decline in the value of the McLeod stock, Alliant Energy does not expect changes in the fair value of this derivative to have a material impact on Alliant Energy's results of operations in the foreseeable future. In addition, Alliant Energy has a small investment in a gas trading business. Such business accounted for all of its trading transactions under EITF Issue 98-10 through 2002 and adopted the provisions of EITF Issue 02-3 on Jan. 1, 2003 (and for new transactions after Oct. 25, 2002). However, due to the insignificant size of this business, Alliant Energy does not expect this accounting change to have a material impact on Alliant Energy's results of operations in the future.

Unbilled Revenues - Unbilled revenues are primarily associated with Alliant Energy's utility operations. Energy sales to individual customers are based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding estimated unbilled revenue is recorded. The unbilled revenue estimate is based on daily generation volumes, estimated customer usage by class, weather impacts, line losses and the most recent customer rates. Such process involves the use of various estimates, thus significant changes in the estimates could have a material impact on Alliant Energy's results of operations.

Accounting for Pensions - Alliant Energy accounts for pensions under SFAS 87, "Employers' Accounting for Pensions." Under these rules, certain assumptions are made which represent significant estimates. There are many factors involved in determining an entity's pension liabilities and costs each period including assumptions regarding employee demographics (including age, life expectancies, compensation levels), discount rates, assumed rate of returns and funding. Changes made to the plan provisions may also impact current and future pension costs. Alliant Energy's assumptions are supported by historical data and reasonable projections and are reviewed annually with an outside actuary firm and an investment consulting firm. As of Dec. 31, 2002, Alliant Energy was using a 6.75% discount rate and a 9% annual rate of return on investments. In selecting an assumed discount rate, Alliant Energy reviews various corporate Aa bond indices. The 9% annual rate of return is consistent with Alliant Energy's historical returns and is based on projected long-term equity and bond returns, maturities and asset allocations. A 100 basis point change in the discount rate would result in approximate changes of $79 million and $7 million in Alliant Energy's qualified pension benefit obligation and pension expense, respectively. A 100 basis point change in the rate of return would result in an approximate change of $4 million in qualified pension expense.

Other Future Considerations - In addition to items discussed earlier in MD&A, the following items could impact Alliant Energy's future financial condition or results of operations:

Asset Sales - It is possible Alliant Energy could record material gains, losses, accounting adjustments or other charges and/or income related to its planned asset divestitures discussed in "Strategic Actions." Alliant Energy is not able to predict or estimate what such items may be at this time. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for additional information.

Alliant Energy announced in March 2003 that it entered into an agreement with New Zealand-based Meridian Energy Limited for the sale of Alliant Energy's Australian investment, primarily made up of Alliant Energy's ownership of Southern Hydro. The sale price will be approximately $350 million. This amount includes the repayment of approximately $145 million in debt in Australia. On an after-tax basis, the sale will result in net cash proceeds to Alliant Energy of approximately $165 million. The transaction is expected to close by the end of April 2003 and is subject to customary closing conditions.

Retirement Benefits - Alliant Energy's qualified pension and other postretirement benefit expenses for 2003 are currently expected to be approximately $18 million higher than in 2002, primarily due to unfavorable asset returns, a reduction in the discount rate used to value plan benefit obligations and expected increases in retiree medical costs. Alliant Energy will pursue the possible recovery of the utility portion of these cost increases, which represents a significant majority of the increase, in any rate filings it has in its various jurisdictions.

Exchangeable Senior Notes - At Dec. 31, 2002, the carrying amount of the debt component of Resources' exchangeable senior notes was $40.1 million, consisting of the par value of $402.5 million, less unamortized debt discount of $362.4 million. The terms of the exchangeable senior notes require Resources to pay interest on the par value of the notes at 7.25% from February 2000 to February 2003, and at 2.5% thereafter until maturity in February 2030. As explained in Note 10(a) of the "Notes to Consolidated Financial Statements," Resources accounted for the net proceeds from the issuance of the notes as two separate components, a debt component and an embedded derivative component. In accordance with SFAS 133, Alliant Energy determined the initial carrying value of the debt component by subtracting the fair value of the derivative component from the net proceeds realized from the issuance of the exchangeable senior notes. This resulted in a very low initial carrying amount of the debt component which results in the recording of interest expense at an effective rate of 26.8% of the carrying amount of the debt component. For 2002, interest expense on the notes was $13.2 million. Interest payments in excess of interest expense are recorded as a reduction of the carrying amount of the debt component. As a result of the higher interest payments for the first three years, the carrying amount of the debt component declined until it reached $37.8 million in February 2003, and then gradually increases over the next 27 years to the ultimate repayment amount of $402.5 million in 2030. Interest expense on the debt component of the notes will be $10.2 million in 2003, 2004 and 2005. If the existing McLeod shares would ever be cancelled, the notes would remain outstanding until maturity.

Enterprise Resource Planning (ERP) System - Alliant Energy implemented a new ERP system in October 2002 which will result in annual amortization expense of approximately $11 million for five years. Alliant Energy is seeking rate recovery of the utility portion of the amortized expenses which represents a significant majority of the amortized expenses.

Report on the Financial Information

Alliant Energy Corporation management is responsible for the information and representations contained in the financial statements and in other sections of this Annual Report. The consolidated financial statements that follow have been prepared in accordance with accounting principles generally accepted in the United States. In addition to selecting appropriate accounting principles, management is responsible for the manner of presentation and for the reliability of the financial information. In fulfilling that responsibility, it is necessary for management to make estimates based on currently available information and judgments of current conditions and circumstances.

Through a well-developed system of internal controls, management seeks to ensure the integrity and objectivity of the financial information presented in this report. This system of internal controls is designed to provide reasonable assurance that the assets of the company are safeguarded and that the transactions are executed according to management's authorizations and are recorded in accordance with the appropriate accounting principles.

The Board of Directors participates in the financial information reporting process through its Audit Committee.

Erroll B. Davis, Jr.
Chairman, President and Chief Executive Officer

Thomas M. Walker
Executive Vice President and Chief Financial Officer

John E. Kratchmer
Vice President-Controller and Chief Accounting Officer

March 18, 2003

Independent Auditors' Report

To the Board of Directors and Shareowners of Alliant Energy Corporation:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001, and related consolidated statements of income, cash flows and changes in common equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, on July 1, 2000, the Company changed its method of accounting for derivative instruments to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), and on January 1, 2001, the Company's equity method investees changed their method of accounting for derivative instruments to adopt SFAS 133.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 18, 2003

Consolidated Financial Statements

Consolidated Statements of Income

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Operating revenues:			
Electric utility	**$1,752,534**	$1,756,556	$1,648,036
Gas utility	**393,986**	487,877	414,948
Non-regulated and other	**462,292**	380,243	216,690
	2,608,812	2,624,676	2,279,674
Operating expenses:			
Electric and steam production fuels	**303,625**	310,689	288,621
Purchased power	**362,501**	403,166	294,818
Cost of utility gas sold	**248,994**	360,911	278,734
Other operation and maintenance	**957,144**	828,125	686,976
Depreciation and amortization	**310,617**	302,643	296,732
Taxes other than income taxes	**104,236**	102,184	97,823
	2,287,117	2,307,718	1,943,704
Operating income	**321,695**	316,958	335,970
Interest expense and other:			
Interest expense	**186,538**	185,604	168,149
Interest income from loans to discontinued operations, net	**(15,959)**	(9,938)	(7,195)
Equity (income) loss from unconsolidated investments	**12,825**	(18,799)	(19,468)
Allowance for funds used during construction	**(7,696)**	(11,144)	(8,761)
Preferred dividend requirements of subsidiaries	**6,172**	6,720	6,713
Impairment of available-for-sale securities of McLeodUSA Inc.	**27,218**	—	—
Gain on reclassification of investment	—	—	(321,349)
Miscellaneous, net	**220**	(12,497)	(39,214)
	209,318	139,946	(221,125)
Income from continuing operations before income taxes	**112,377**	177,012	557,095
Income taxes	**36,108**	50,767	226,180
Income from continuing operations	**76,269**	126,245	330,915
Income from discontinued operations, net of tax (Note 16)	**30,612**	58,985	51,039
Income before cumulative effect of changes in accounting principle, net of tax	**106,881**	185,230	381,954
Cumulative effect of changes in accounting principle, net of tax	—	(12,868)	16,708
Net income	**$106,881**	$172,362	$398,662
Average number of common shares outstanding (basic)	**90,897**	80,498	79,003
Earnings per average common share (basic):			
Income from continuing operations	**$0.84**	$1.57	$4.19
Income from discontinued operations	**0.34**	0.73	0.65
Cumulative effect of changes in accounting principle	—	(0.16)	0.21
Net income	**$1.18**	$2.14	$5.05
Average number of common shares outstanding (diluted)	**90,959**	80,636	79,193
Earnings per average common share (diluted):			
Income from continuing operations	**$0.84**	$1.57	$4.18
Income from discontinued operations	**0.34**	0.73	0.64
Cumulative effect of changes in accounting principle	—	(0.16)	0.21
Net income	**$1.18**	$2.14	$5.03
Dividends declared per common share	**$2.00**	$2.00	$2.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

ASSETS	December 31, 2002	2001
	(in thousands)	
Property, plant and equipment:		
Utility:		
Electric plant in service	**$5,295,381**	$5,123,781
Gas plant in service	**613,122**	597,494
Other plant in service	**530,456**	517,938
Accumulated depreciation	**(3,573,407)**	(3,374,867)
Net plant	**2,865,552**	2,864,346
Construction work in progress	**263,096**	111,069
Other, net	**68,340**	62,194
Total utility	**3,196,988**	3,037,609
Non-regulated and other, net:		
International	**171,179**	157,743
Non-regulated generation	**156,699**	60,411
Integrated Services	**73,983**	79,202
Investments	**54,303**	56,647
Corporate Services and other	**76,055**	50,566
Total non-regulated and other	**532,219**	404,569
	3,729,207	3,442,178
Current assets:		
Cash and temporary cash investments	**63,872**	68,400
Restricted cash	**9,686**	34,421
Accounts receivable:		
Customer, less allowance for doubtful accounts of $12,721 and $8,340	**81,277**	43,411
Unbilled utility revenues	**50,624**	71,388
Other, less allowance for doubtful accounts of $845 and $319	**60,107**	72,912
Income tax refunds receivable	**97,469**	25,401
Production fuel, at average cost	**63,126**	54,707
Materials and supplies, at average cost	**58,603**	54,401
Gas stored underground, at average cost	**62,797**	57,114
Regulatory assets	**46,076**	19,632
Assets of discontinued operations (Note 16)	**944,328**	540,187
Other	**76,183**	66,882
	1,614,148	1,108,856
Investments:		
Investments in unconsolidated foreign entities	**373,816**	508,145
Nuclear decommissioning trust funds	**344,892**	332,953
Investment in ATC and other	**217,992**	243,804
	936,700	1,084,902
Other assets:		
Regulatory assets	**302,365**	241,973
Deferred charges and other	**418,975**	360,016
	721,340	601,989
Total assets	**$7,001,395**	$6,237,925

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Financial Statements (continued)

Consolidated Balance Sheets (continued)

CAPITALIZATION AND LIABILITIES	December 31, 2002	2001
	(in thousands, except share amounts)	
Capitalization (See Consolidated Statements of Capitalization):		
Common stock - $0.01 par value - authorized 200,000,000 shares; outstanding 92,304,220 and 89,682,334 shares, respectively	**$923**	$897
Additional paid-in capital	**1,293,919**	1,239,793
Retained earnings	**758,187**	832,293
Accumulated other comprehensive loss	**(209,943)**	(152,434)
Shares in deferred compensation trust - 239,467 and 71,958 shares at an average cost of $28.80 and $30.68 per share, respectively	**(6,896)**	(2,208)
Total common equity	**1,836,190**	1,918,341
Cumulative preferred stock of subsidiaries, net	**205,063**	113,953
Long-term debt (excluding current portion)	**2,637,803**	2,457,941
	4,679,056	4,490,235
Current liabilities:		
Current maturities and sinking funds	**46,591**	10,506
Variable rate demand bonds	**55,100**	55,100
Commercial paper	**195,500**	68,389
Other short-term borrowings	**113,721**	84,318
Accounts payable	**286,690**	221,823
Accrued taxes	**106,015**	87,099
Liabilities of discontinued operations (Note 16)	**134,999**	60,913
Other	**187,902**	174,224
	1,126,518	762,372
Other long-term liabilities and deferred credits:		
Accumulated deferred income taxes	**626,417**	607,552
Accumulated deferred investment tax credits	**54,375**	59,398
Pension and other benefit obligations	**181,010**	96,496
Environmental liabilities	**48,730**	45,144
Other	**241,864**	133,617
	1,152,396	942,207
Minority interest	**43,425**	43,111
Commitments and contingencies (Note 11)		
Total capitalization and liabilities	**$7,001,395**	$6,237,925

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Cash flows from operating activities:			
Net income	**$106,881**	$172,362	$398,662
Adjustments to reconcile net income to net cash flows from operating activities:			
Income from discontinued operations, net of tax	**(30,612)**	(58,985)	(51,039)
Depreciation and amortization	**310,617**	302,643	296,732
Other amortizations	**51,567**	52,724	63,214
Deferred tax expense (benefit) and investment tax (credit)	**9,145**	(20,099)	111,103
Losses (gains) on dispositions of assets, net	**123**	(4,446)	(11,780)
Equity loss (income) from unconsolidated investments, net	**12,825**	(18,799)	(19,468)
Distributions from equity method investments	**21,671**	16,961	7,389
Non-cash valuation charges	**66,379**	33,706	2,897
Cumulative effect of changes in accounting principle, net of tax	**—**	12,868	(16,708)
Gain on reclassification of investment	**—**	—	(321,349)
Other	**(29,594)**	(5,297)	(2,922)
Other changes in assets and liabilities:			
Accounts receivable	**3,010**	79,470	(133,776)
Income tax refunds receivable	**(72,067)**	(6,485)	(5,917)
Gas stored underground	**(5,683)**	(15,755)	(18,208)
Accounts payable	**38,788**	(52,827)	96,012
Accrued taxes	**18,915**	11,734	3,392
Manufactured gas plants insurance refunds	**—**	(21,541)	—
Other	**42,075**	(52,123)	(5,144)
Net cash flows from operating activities	**544,040**	426,111	393,090
Cash flows from financing activities:			
Common stock dividends	**(180,987)**	(158,231)	(157,964)
Proceeds from issuance of common stock	**56,066**	288,553	1,069
Proceeds from issuance of preferred stock of subsidiary	**144,602**	—	—
Redemption of preferred stock of subsidiary	**(56,389)**	—	—
Net change in Resources' credit facility	**(383,610)**	63,110	181,652
Proceeds from issuance of exchangeable senior notes	**—**	—	402,500
Proceeds from issuance of other long-term debt	**300,023**	513,530	107,747
Reductions in other long-term debt	**(20,818)**	(145,359)	(53,572)
Net change in commercial paper and other short-term borrowings	**200,145**	(320,449)	147,277
Net change in loans to discontinued operations	**49,320**	(39,556)	(87,112)
Other	**(24,262)**	(31,073)	(28,534)
Net cash flows from financing activities	**84,090**	170,525	513,063
Cash flows used for investing activities:			
Construction and acquisition expenditures:			
Regulated domestic utilities	**(404,736)**	(340,789)	(304,656)
Non-regulated businesses	**(218,282)**	(332,253)	(529,675)
Corporate Services and other	**(33,774)**	(40,019)	(11,123)
Nuclear decommissioning trust funds	**(22,923)**	(22,100)	(22,100)
Proceeds from formation of ATC and other asset dispositions	**27,644**	107,934	30,890
Other	**19,413**	(29,035)	(32,589)
Net cash flows used for investing activities	**(632,658)**	(656,262)	(869,253)
Net increase (decrease) in cash and temporary cash investments	**(4,528)**	(59,626)	36,900
Cash and temporary cash investments at beginning of period	**68,400**	128,026	91,126
Cash and temporary cash investments at end of period	**$63,872**	$68,400	$128,026
Supplemental cash flows information:			
Cash paid during the period for:			
Interest	**$184,146**	$180,356	$158,850
Income taxes, net of refunds	**$29,359**	$70,895	$117,226
Noncash investing and financing activities:			
Capital lease obligations incurred and other	**$19,101**	$19,967	$20,419

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Financial Statements (continued)

Consolidated Statements of Capitalization

	December 31, 2002	December 31, 2001
	(in thousands)	
Common equity	**$1,836,190**	$1,918,341
Cumulative preferred stock of subsidiaries, net (Note 7(b))	**205,063**	113,953
Long-term debt:		
First Mortgage Bonds:		
7.75%, due 2004	**62,000**	62,000
1.85% variable rate at December 31, 2002 to 7.6% fixed rate, due 2005	**88,000**	88,000
7-1/4% to 8%, due 2007	**52,450**	52,450
1.6% variable rate at December 31, 2002, due 2014	**8,500**	8,500
1.85% to 2.1% variable rate at December 31, 2002, due 2015	**30,600**	30,600
8-5/8%, due 2021	**20,000**	20,000
7-5/8%, due 2023	**94,000**	94,000
8.6%, due 2027	**70,000**	70,000
	425,550	425,550
Collateral Trust Bonds:		
7.25%, due 2006	**60,000**	60,000
6-7/8%, due 2007	**55,000**	55,000
6%, due 2008	**50,000**	50,000
5.5% to 7%, due 2023	**69,400**	69,400
	234,400	234,400
Pollution Control Revenue Bonds:		
5.75% to 6.35%, partially retired in 2002, due 2003 to 2012	**14,930**	15,490
2.8% variable rate at December 31, 2002 to 6.35% fixed rate, due 2003 to 2023	**10,100**	10,100
4.05% to 4.30% through 2004 fixed/variable rate, due 2005 to 2023	**25,900**	25,900
	50,930	51,490
Other long-term debt:		
Senior notes, 9.75%, due 2013	**300,000**	—
Senior notes, 7%, due 2011	**300,000**	300,000
Senior notes, 7.375%, due 2009	**250,000**	250,000
Senior notes, 8.59%, due 2004	**24,000**	24,000
Exchangeable senior notes, 7.25% through February 2003, 2.5% thereafter, due 2030	**402,500**	402,500
Senior debentures, 6-5/8% to 6-3/4%, due 2009 to 2011	**335,000**	335,000
Debentures, 5.7% to 7-5/8%, due 2007 to 2010	**265,000**	265,000
Whiting credit facility, 3.63% at December 31, 2002, due 2005	**185,000**	—
Subordinated deferrable interest debentures, 7-7/8%, due 2025	**50,000**	50,000
Multifamily housing revenue bonds, 1.75% variable rate at December 31, 2002, due 2036	**34,075**	34,075
Multifamily housing revenue bonds, 7% to 7.55%, due 2003 to 2024	**4,755**	4,841
Resources' credit facility, 3% to 3.45% at December 31, 2001, retired in 2002	—	383,610
Other, 1% to 11.34%, due 2003 to 2045	**251,841**	116,814
	3,113,051	2,877,280
Less:		
Current maturities	**(46,591)**	(10,506)
Variable rate demand bonds	**(55,100)**	(55,100)
Unamortized debt discount, net	**(373,557)**	(353,733)
Total long-term debt (excluding current portion)	**2,637,803**	2,457,941
Total capitalization	**$4,679,056**	$4,490,235

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Changes in Common Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares in Deferred Compensation Trust	Total Common Equity
			(in thousands)			
2000:						
Beginning balance (a)	$790	$942,408	$577,464	$634,903	$ —	$2,155,565
Net income			398,662			398,662
Unrealized holding losses on securities, net of tax of ($77,853)				(105,292)		(105,292)
Less: adjustment for gain on reclassification of investments included in net income, net of tax of $134,053				187,296		187,296
Less: reclassification adjustment for other gains included in net income, net of tax of $8,426				16,370		16,370
Net unrealized losses on securities				(308,958)		(308,958)
Foreign currency translation adjustments				(50,400)		(50,400)
Unrealized holding losses on derivatives due to cumulative effect of a change in accounting principle, net of tax of ($4,693)				(6,582)		(6,582)
Other unrealized holding losses on derivatives, net of tax of ($2,560)				(3,427)		(3,427)
Less: reclassification adjustment for losses included in net income, net of tax of ($4,502)				(6,331)		(6,331)
Net unrealized losses on qualifying derivatives				(3,678)		(3,678)
Total comprehensive income						35,626
Common stock dividends			(157,964)			(157,964)
Common stock issued		5,096			(851)	4,245
Ending balance	790	947,504	818,162	271,867	(851)	2,037,472
2001:						
Net income			172,362			172,362
Unrealized holding losses on securities, net of tax of ($240,579)				(343,285)		(343,285)
Less: reclassification adjustment for gains included in net income, net of tax of $—				259		259
Net unrealized losses on securities				(343,544)		(343,544)
Foreign currency translation adjustments				(66,830)		(66,830)
Minimum pension liability adjustments, net of tax of ($11,022)				(16,378)		(16,378)
Unrealized holding losses on derivatives, net of tax of ($1,569)				(1,003)		(1,003)
Less: reclassification adjustment for losses included in net income, net of tax of ($2,078)				(3,454)		(3,454)
Net unrealized gains on qualifying derivatives				2,451		2,451
Total comprehensive loss						(251,939)
Common stock dividends			(158,231)			(158,231)
Common stock issued	107	292,289			(1,357)	291,039
Ending balance	897	1,239,793	832,293	(152,434)	(2,208)	1,918,341
2002:						
Net income			**106,881**			**106,881**
Unrealized holding losses on securities, net of tax of ($8,544)				**(11,069)**		**(11,069)**
Less: reclassification adjustment for losses included in net income, net of tax of ($14,393)				**(23,146)**		**(23,146)**
Net unrealized gains on securities				**12,077**		**12,077**
Foreign currency translation adjustments, net of tax				**(37,785)**		**(37,785)**
Minimum pension liability adjustments, net of tax of ($18,874)				**(27,226)**		**(27,226)**
Unrealized holding losses on derivatives, net of tax of ($2,765)				**(2,671)**		**(2,671)**
Less: reclassification adjustment for gains included in net income, net of tax of $1,658				**1,904**		**1,904**
Net unrealized losses on qualifying derivatives				**(4,575)**		**(4,575)**
Total comprehensive income						**49,372**
Common stock dividends			**(180,987)**			**(180,987)**
Common stock issued	**26**	**58,338**			**(4,688)**	**53,676**
Redemption of preferred stock of subsidiary		**(4,212)**				**(4,212)**
Ending balance	**$923**	**$1,293,919**	**$758,187**	**($209,943)**	**($6,896)**	**$1,836,190**

(a) Accumulated other comprehensive income (loss) at December 31, 1999 consisted of $644,481 of net unrealized gains on securities and ($9,578) of foreign currency translation adjustments.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) General - The consolidated financial statements include the accounts of Alliant Energy and its consolidated subsidiaries. Alliant Energy is an investor-owned public utility holding company, whose primary subsidiaries are IP&L, WP&L, Resources and Corporate Services. On Jan. 1, 2002, IPC merged with and into IESU and IESU changed its name to IP&L. Since IPC and IESU were both wholly-owned operating subsidiaries of Alliant Energy, the transaction had no impact on the consolidated financial statements. IP&L and WP&L are utility subsidiaries that are engaged principally in the generation, transmission, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the provision of steam and water services in Iowa, Wisconsin, Minnesota and Illinois. Resources (through its numerous direct and indirect subsidiaries) is comprised of various business units: International, Non-regulated Generation, Integrated Services, Investments and Energy Technologies. International holds interests in global partnerships to develop energy generation, delivery and infrastructure in growing international markets, including Australia, Brazil, China and New Zealand. Alliant Energy is, however, currently in the process of selling its investments in Australia. Non-regulated Generation intends to build or acquire a portfolio of competitive electric generating assets in select business areas of the U.S. Integrated Services provides a wide range of energy and environmental services for commercial, industrial, institutional, educational and governmental customers. Investments includes ownership of an oil and gas production company, transportation companies, affordable-housing properties and various other investments. Alliant Energy is, however, currently in the process of selling its oil and gas and affordable housing businesses. Energy Technologies invests in leading-edge energy technologies, such as microturbines, fuel cells, solar concepts and wind turbines. Mass Marketing has interests in energy marketing businesses. In January 2003, Alliant Energy committed to a plan to sell SmartEnergy, an internet-based energy retailer, and Alliant Energy is in the process of disbanding its Mass Marketing business unit. Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries as required under PUHCA.

At Dec. 31, 2002, the assets and liabilities of Alliant Energy's oil and gas (Whiting), Australian (including Southern Hydro) and affordable housing businesses were classified as held for sale. The operating results for these non-regulated businesses for all periods presented have been separately classified and reported as discontinued operations in the Consolidated Financial Statements and Notes to Consolidated Financial Statements. Refer to Note 16 for additional information.

The consolidated financial statements reflect investments in controlled subsidiaries on a consolidated basis. All significant intercompany balances and transactions, other than certain energy-related transactions affecting the utility subsidiaries, have been eliminated from the consolidated financial statements. Such energy-related transactions not eliminated are made at prices that approximate market value and the associated costs are recoverable from customers through the rate making process. The consolidated financial statements are prepared in conformity with GAAP, which give recognition to the rate making and accounting practices of FERC and state commissions having regulatory jurisdiction. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts have been reclassified on a basis consistent with the current year presentation.

Unconsolidated investments for which Alliant Energy has at least a 20% non-controlling voting interest are generally accounted for under the equity method of accounting. These investments are stated at acquisition cost, increased or decreased for Alliant Energy's equity in net income or loss, which is included in "Equity (income) loss from unconsolidated investments" in the Consolidated Statements of Income and decreased for any dividends received. These investments are also increased or decreased for Alliant Energy's proportionate share of the investee's other comprehensive income (loss), which is included in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method. Refer to Note 9 for discussion of Alliant Energy's cost method investments that are marked-to-market in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."

(b) Regulation - Alliant Energy is a registered public utility holding company subject to regulation by the SEC under PUHCA. The utility subsidiaries are subject to regulation under PUHCA, FERC and their respective state regulatory commissions.

(c) **Regulatory Assets and Liabilities** - Alliant Energy is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which provides that rate-regulated public utilities record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These are deferred as regulatory assets or accrued as regulatory liabilities and are recognized in the Consolidated Statements of Income at the time they are reflected in rates. As of Dec. 31, 2002, IP&L and WP&L had approximately $7 million and $6 million, respectively, of regulatory assets that were not earning returns. At Dec. 31, 2002 and 2001, regulatory assets and liabilities were comprised of the following items (in millions):

	Regulatory Assets		Regulatory Liabilities	
	2002	2001	**2002**	2001
Tax-related (Note 1(d))	**$177.6**	$115.3	**$83.8**	$15.1
Environmental-related	**64.9**	63.1	**5.1**	5.2
Energy efficiency program costs	**46.7**	39.9	—	—
Other	**59.2**	43.3	**22.3**	11.4
	$348.4	$261.6	**$111.2**	$31.7

If a portion of the utility subsidiaries' operations becomes no longer subject to the provisions of SFAS 71 as a result of competitive restructuring or otherwise, a write-down of related regulatory assets would be required, unless some form of transition cost recovery is established by the appropriate regulatory body that would meet the requirements under GAAP for continued accounting as regulatory assets during such recovery period. In addition, each utility subsidiary would be required to determine any impairment of other assets and write-down such assets to their fair value.

(d) **Income Taxes** - Alliant Energy is subject to the provisions of SFAS 109, "Accounting for Income Taxes," and follows the liability method of accounting for deferred income taxes, which requires the establishment of deferred tax assets and liabilities, as appropriate, for all temporary differences between the tax basis of assets and liabilities and the amounts reported in the consolidated financial statements. Deferred taxes are recorded using currently enacted tax rates.

Except as noted below, income tax expense includes provisions for deferred taxes to reflect the tax effects of temporary differences between the time when certain costs are recorded in the accounts and when they are deducted for tax return purposes. As temporary differences reverse, the related accumulated deferred income taxes are reversed to income. Investment tax credits have been deferred and are subsequently credited to income over the average lives of the related property. Other tax credits reduce income tax expense in the year claimed and are generally related to nonconventional fuel and research and development.

Consistent with Iowa rate making practices for IP&L, deferred tax expense is not recorded for certain temporary differences (primarily related to utility property, plant and equipment). As the deferred taxes become payable (over periods exceeding 30 years for some generating plant differences) they are recovered through rates. Accordingly, IP&L has recorded deferred tax liabilities and regulatory assets for certain temporary differences, as identified in Note 1(c). In Wisconsin, the PSCW has allowed rate recovery of deferred taxes on all temporary differences since August 1991. WP&L established a regulatory asset associated with those temporary differences occurring prior to August 1991 that will be recovered in future rates through 2007.

(e) **Common Shares Outstanding** - A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per share calculation was as follows:

Weighted average common shares outstanding:	**2002**	2001	2000
Basic earnings per share calculation	**90,896,885**	80,497,823	79,002,643
Effect of dilutive securities	**62,177**	138,006	190,134
Diluted earnings per share calculation	**90,959,062**	80,635,829	79,192,777

In 2002, 2001 and 2000, 3,338,978, 1,501,854, and 1,358,597 options, respectively, to purchase shares of common stock, with average exercise prices of $29.67, $31.08, and $30.27, respectively, were excluded from the calculation of diluted earnings per share as the exercise prices were greater than the average market price.

(f) Temporary Cash Investments and Restricted Cash - Temporary cash investments are stated at cost, which approximates market value, and are considered cash equivalents for the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows. These investments consist of short-term liquid investments that have maturities of less than 90 days from the date of acquisition. At Dec. 31, 2002 and 2001, restricted cash was primarily related to borrowing requirements for the construction of various power plants in China.

(g) Depreciation of Utility Property, Plant and Equipment - The utility subsidiaries use a combination of remaining life, straight-line and sum-of-the-years-digits depreciation methods as approved by their respective regulatory commissions. The remaining life of DAEC, of which IP&L is a co-owner, is based on the Nuclear Regulatory Commission license end-of-life of 2014. The remaining depreciable life of Kewaunee, of which WP&L is a co-owner, is based on the PSCW approved revised end-of-life of 2010. Depreciation expense related to the decommissioning of DAEC and Kewaunee is discussed in Note 11(f). The average rates of depreciation for electric and gas properties, consistent with current rate making practices, were as follows:

	IP&L			WP&L		
	2002	2001	2000	**2002**	2001	2000
Electric	**3.4%**	3.5%	3.5%	**3.6%**	3.7%	3.6%
Gas	**2.9%**	3.6%	3.5%	**4.1%**	4.1%	4.1%

(h) Property, Plant and Equipment - Utility plant (other than acquisition adjustments) is recorded at original cost, which includes overhead, administrative costs and AFUDC. At Dec. 31, 2002 and 2001, IP&L had $22.0 million and $23.2 million, respectively, of acquisition adjustments, net of accumulated amortization, included in utility plant ($4.9 million and $5.2 million, respectively, of such balances are currently being recovered in IP&L's rates). The aggregate gross AFUDC recovery rates, computed in accordance with the prescribed regulatory formula, were as follows:

	2002	2001	2000
IP&L	**6.9%**	7.7%	6.6%
WP&L	**2.6%**	7.9%	10.8%

Non-regulated property, plant and equipment is recorded at original cost. The majority of the non-regulated property, plant and equipment is depreciated using the straight-line method over periods ranging from five to 20 years. Upon retirement or sale of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in "Miscellaneous, net" in the Consolidated Statements of Income. Ordinary retirements of utility plant, including removal costs less salvage value, are charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized.

(i) Operating Revenues - Revenues from IP&L and WP&L are primarily from the sale and delivery of electricity and natural gas and are recorded under the accrual method of accounting and recognized upon delivery. Revenues from Alliant Energy's non-regulated businesses are primarily from the sale of energy or services and are recognized based on output delivered or services provided as specified under contract terms. Alliant Energy accrues revenues for services rendered but unbilled at month-end. In 2000, Alliant Energy recorded an increase of $10 million at WP&L in the estimate of utility services rendered but unbilled at month-end due to the implementation of refined estimation processes.

(j) Utility Fuel Cost Recovery - IP&L's retail tariffs provide for subsequent adjustments to its electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Changes in the under/over collection of these costs are reflected in "Electric and steam production fuels" and "Cost of utility gas sold" in the Consolidated Statements of Income. The cumulative effects are reflected on the Consolidated Balance Sheets as a current regulatory asset or liability, pending automatic reflection in future billings to customers. At IP&L, purchased-power capacity costs are not recovered from electric customers through EACs. Recovery of these costs must be addressed in base rates in a formal rate proceeding.

WP&L's retail electric rates are based on annual forecasted fuel and purchased-power costs. Under PSCW rules, WP&L can seek emergency rate increases if the annual costs are more than 3% higher than the estimated costs used to establish rates. Any collections in excess of costs incurred will be refunded, with interest. Accordingly, WP&L has established a reserve due to overcollection of past fuel and purchased-power costs and expects to refund such amount in 2003. WP&L has a gas performance incentive which includes a sharing mechanism whereby 50% of all gains and losses relative to current commodity prices, as well as other benchmarks, are retained by WP&L, with the remainder refunded to or recovered from customers.

(k) Nuclear Refueling Outage Costs - The IUB allows IP&L to collect, as part of its base revenues, funds to offset other operation and maintenance expenditures incurred during refueling outages at DAEC. As these revenues are collected, an equivalent amount is charged to other operation and maintenance expense with a corresponding credit to a reserve. During a refueling outage, the reserve is reversed to offset the refueling outage expenditures. Operating expenses incurred during refueling outages at Kewaunee are expensed by WP&L as incurred. Scheduled refueling outages occurred most recently at DAEC and Kewaunee in Spring and late 2001, respectively. The next scheduled refueling outages at DAEC and Kewaunee are anticipated to commence in Spring 2003.

(l) Nuclear Fuel - Nuclear fuel for DAEC is leased. Annual nuclear fuel lease expenses include the cost of fuel, based on the quantity of heat produced for the generation of electricity, plus the lessor's interest costs related to fuel in the reactor and administrative expenses. Nuclear fuel for Kewaunee is recorded at its original cost and is amortized to expense based upon the quantity of heat produced for the generation of electricity. This accumulated amortization assumes spent nuclear fuel will have no residual value. Estimated future disposal costs of such fuel are expensed based on KWhs generated. Refer to Note 3 for additional information on DAEC's nuclear fuel lease.

(m) Translation of Foreign Currency - Assets and liabilities of international investments, where the local currency is the functional currency, have been translated at year-end exchange rates and related income statement results have been translated using average exchange rates prevailing during the year. Adjustments resulting from translation, including gains and losses on intercompany foreign currency transactions which are long-term in nature, and which Alliant Energy does not intend to settle in the foreseeable future, have been recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets.

(n) Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain electric and gas commodity prices and volatility in a portion of natural gas sales volumes due to weather. Alliant Energy also utilizes derivatives to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. The fair value of all derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets and gains and losses related to derivatives that are designated as, and qualify as hedges, are recognized in earnings when the underlying hedged item or physical transaction is recognized in income. Gains and losses related to derivatives that do not qualify for, or are not designated in hedge relationships, are recognized in earnings immediately. The majority of Alliant Energy's derivative transactions are in its regulated domestic utility business and based on the fuel and natural gas cost recovery mechanisms in place, as well as other specific regulatory authorizations, changes in fair market values of such derivatives generally have no impact on Alliant Energy's results of operations. Alliant Energy has a number of commodity purchase and sales contracts that have been designated, and qualify for, the normal purchase and sale exception in SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of SFAS 133." Based on this designation, these contracts are not accounted for as derivative instruments.

Alliant Energy is exposed to losses related to financial instruments in the event of counterparties' non-performance. Alliant Energy has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate its exposure to counterparty credit risk. Alliant Energy is not aware of any material exposure to counterparty credit risk. Refer to Note 10 for further discussion of Alliant Energy's derivative financial instruments.

(o) Accounting for Stock Options - At Dec. 31, 2002, Alliant Energy had two stock-based incentive compensation plans, which are described more fully in Note 6(b). Alliant Energy accounts for stock options issued under these plans under the recognition and measurement principles of APB 25, "Accounting for Stock Issued to Employees." No stock-based compensation cost is reflected in net income in the Consolidated Statements of Income, as all options granted under those plans had an exercise price equal to the quoted market price of the underlying common stock on the date of grant. Alliant Energy adopted the disclosure provisions of

SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS 123," effective for financial statements for fiscal years ending after Dec. 15, 2002. The effect on net income and EPS if Alliant Energy had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to the stock options issued under these plans was as follows (in thousands):

	2002	2001	2000
Net income, as reported	**$106,881**	$172,362	$398,662
Less: stock-based compensation expense, net of tax	**2,541**	2,446	1,284
Pro forma net income	**$104,340**	$169,916	$397,378
EPS (basic):			
As reported	**$1.18**	$2.14	$5.05
Pro forma	**$1.15**	$2.11	$5.03
EPS (diluted):			
As reported	**$1.18**	$2.14	$5.03
Pro forma	**$1.15**	$2.11	$5.02

(p) Pension Plan - For the defined benefit pension plan sponsored by Corporate Services, Alliant Energy allocates pension costs and contributions to IP&L, WP&L, Resources and the parent company based on labor costs of plan participants and any additional minimum pension liability based on each group's funded status.

(q) Asset Valuations - Long-lived assets, excluding goodwill and regulatory assets, are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment is indicated if the carrying value of an asset exceeds its undiscounted future cash flows. An impairment charge is recognized equal to the amount the carrying value exceeds the asset's fair value. The fair value is determined by the use of quoted market prices, appraisals, or the use of other valuation techniques such as expected discounted future cash flows.

Goodwill represents the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets acquired in a business combination. Effective January 1, 2002 with the adoption of SFAS 142, "Goodwill and Other Intangible Assets," goodwill is required to be evaluated for impairment at least annually and more frequently if indicators of impairment exist. If the fair value of a reporting unit is less than its carrying value, including goodwill, an impairment charge may be necessary. The fair value of reporting units is determined by utilizing a combination of market value indicators and expected discounted future cash flows. Refer to Note 14 for additional information.

If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the future anticipated cash flows from these investments to their carrying values. The estimated fair value less cost to sell of assets held for sale are compared each reporting period to their carrying values. Impairment charges are recorded for equity method investments and assets held for sale if the carrying value of such asset exceeds the future anticipated cash flows or the estimated fair value less cost to sell, respectively.

(2) Utility Rate Matters

In 2002, IP&L filed electric and gas rate cases in Iowa. Interim rates, subject to refund, were granted for $15 million and $17 million for electric and gas, respectively. IP&L expects final rates to be in place in June 2003 for the electric case and July 2003 for the gas case. Although it is possible that final rates could be lower than interim rates, IP&L does not believe this to be probable and therefore has not recorded any reserves related to potential refund obligations.

In 2002 and 2001, WP&L had an electric fuel cost recovery mechanism that required WP&L to refund any overcollection of fuel and purchased-power costs. WP&L has recorded the necessary reserve for refunds at Dec. 31, 2002 and 2001. In 2002, WP&L filed a rate case with FERC related to its electric wholesale customers. An interim rate increase, subject to refund, of $6 million annually was granted effective April 2002. The case was subsequently settled with final rates of $3 million annually. At Dec. 31, 2002, WP&L recorded a reserve for the difference between interim and final rates.

(3) Leases

IP&L has a capital lease covering its 70% undivided interest in nuclear fuel purchased for DAEC. Annual nuclear fuel lease expenses (included in "Electric and steam production fuels" in the Consolidated Statements of Income) for 2002, 2001 and 2000 were $15.5 million, $14.1 million and $16.0 million, respectively. Alliant Energy's operating lease rental expenses, which include certain purchased-power agreements, for 2002, 2001 and 2000 were $45.1 million, $40.4 million and $24.5 million, respectively. The purchased-power agreements total below includes $463 million and $78 million, respectively, related to a new plant (Riverside) currently under development and the RockGen plant, both in Wisconsin. The Riverside plant is expected to be placed in-service in 2004. The synthetic leases relate to the financing of the corporate headquarters, corporate aircraft, utility railcars and a utility radio dispatch system that were not included on the Consolidated Balance Sheets. Alliant Energy has guaranteed the residual value of its synthetic leases totaling $76 million in the aggregate. The guarantees extend through the maturity of each respective underlying lease with remaining terms up to 13 years. Residual value guarantees have been included in the future minimum lease payments noted in the table below (in millions):

	2003	2004	2005	2006	2007	Thereafter	Total
Operating leases:							
Certain purchased-power agreements	$18.7	$51.8	$66.3	$67.6	$69.0	$308.6	$582.0
Synthetic leases	10.0	12.1	19.3	24.6	49.0	31.0	146.0
Other	16.3	12.2	9.3	6.3	5.2	44.2	93.5
Total operating leases	$45.0	$76.1	$94.9	$98.5	$123.2	$383.8	$821.5

	2003	2004	2005	2006	2007	Thereafter	Total	Less: amount representing interest	Present value of net minimum capital lease payments
Capital leases	$15.1	$15.8	$9.8	$35.5	$1.7	$1.2	$79.1	$9.3	$69.8

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities, commonly referred to as "special purpose entities." FIN 46 requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Alliant Energy will apply the provisions of FIN 46 prospectively for all variable interest entities created after Jan. 31, 2003. For variable interest entities created before Jan. 31, 2003, Alliant Energy will be required to consolidate all variable interest entities in which it is the primary beneficiary beginning in the third quarter of 2003. It is reasonably possible the implementation of FIN 46 will require that certain variable interest entities associated with these synthetic leases be included on the Consolidated Balance Sheets. Alliant Energy is in the process of analyzing each synthetic lease in accordance with FIN 46. Alliant Energy does not anticipate the adoption of FIN 46 will have a material impact on its results of operations given it estimates the fair market value of the underlying assets is not materially less than the remaining lease obligations at Dec. 31, 2002.

(4) Utility Accounts Receivable

Utility customer accounts receivable, including unbilled revenues, arise primarily from the sale of electricity and natural gas. At Dec. 31, 2002 and 2001, the utility subsidiaries were serving a diversified base of residential, commercial and industrial customers and did not have any significant concentrations of credit risk.

Alliant Energy's utility subsidiaries participate in a combined utility customer accounts receivable sale program whereby IP&L and WP&L may sell up to a combined maximum amount of $250 million of their respective accounts receivable to a third-party financial institution on a limited recourse basis through wholly-owned and consolidated variable interest entities. Corporate Services acts as a collection agent for the buyer and receives a fee for collection services that approximates fair value. The agreement expires in April 2006 and is subject to annual renewal or renegotiation for a longer period thereafter. Under terms of the agreement, the third-party financial institution purchases the receivables initially for the face amount. On a monthly basis, this sales price is adjusted, resulting in payments to the third-party financial institution of an amount that varies based on interest rates and length of time the sold receivables remain outstanding. Collections on sold receivables are used to purchase additional receivables from the utility subsidiaries.

At Dec. 31, 2002 and 2001, Alliant Energy had sold $202 million and $178 million of receivables, respectively. In 2002, 2001 and 2000, Alliant Energy received $2.3 billion, $2.2 billion and $1.6 billion, respectively, in aggregate proceeds from the sale of accounts receivable. The utility subsidiaries use proceeds from the sale of accounts receivable and unbilled revenues to maintain flexibility in their capital structures, take advantage of favorable short-term rates and finance a portion of their long-term cash needs. Alliant Energy paid fees associated with these sales of $4.2 million, $7.9 million and $9.0 million in 2002, 2001 and 2000, respectively.

Alliant Energy and its utility subsidiaries account for the sale of accounts receivable to the third-party financial institution as sales under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Retained receivables are available to the third-party financial institution to pay any fees or expenses due it, and to absorb all credit losses incurred on any of the sold receivables. Beginning in the third quarter of 2003 under FIN 46, it is reasonably possible that Alliant Energy could be considered the primary beneficiary given the current structure of the variable interest entities related to the program, and could be required to consolidate the operating results and associated assets and liabilities of the variable interest entities in its financial statements. Based on the receivables sold at Dec. 31, 2002, consolidation of the variable interest entities would have resulted in an additional $202 million in accounts receivable and related debt recorded on the Consolidated Balance Sheet. Alliant Energy is currently evaluating the structure of its receivable sales program to determine if this structure can be modified to qualify for off-balance sheet treatment under FIN 46.

(5) Income Taxes

The components of income taxes for Alliant Energy were as follows (in millions):

	2002	2001	2000
Current tax expense:			
Federal	**$19.4**	$51.3	$92.1
State	**21.6**	16.2	24.0
Deferred tax expense (benefit):			
Federal	**16.8**	(9.3)	97.6
State	**(2.5)**	(5.6)	18.0
Foreign tax expense	**5.5**	4.2	0.2
Amortization of investment tax credits	**(5.2)**	(5.2)	(4.5)
Research and development tax credits	**(4.5)**	—	—
Nonconventional fuel credits	**(14.9)**	(0.5)	(0.9)
Other tax credits	**(0.1)**	(0.3)	(0.3)
	$36.1	$50.8	$226.2

Included in "Cumulative effect of changes in accounting principle, net of tax" in the Consolidated Statements of Income for 2001 and 2000 was income tax (benefit) expense of ($5.5) million and $9.8 million, respectively, related to the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" by an equity method foreign affiliate of Alliant Energy on Jan. 1, 2001 and by Alliant Energy's consolidated subsidiaries on July 1, 2000, respectively.

The overall effective income tax rates shown in the following table were computed by dividing total income tax expense by income from continuing operations before income taxes and preferred dividend requirements of subsidiaries.

	2002	2001	2000
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefits	**9.7**	5.6	6.6
Foreign operations	**7.4**	(0.8)	—
Adjustment of prior period taxes	**1.0**	(11.6)	(0.6)
Effect of rate making on property related differences	**0.1**	2.3	0.9
Research and development tax credits	**(3.8)**	—	—
Amortization of investment tax credits	**(4.4)**	(3.1)	(1.0)
Nonconventional fuel credits	**(12.6)**	(0.3)	(0.2)
Other items, net	**(1.9)**	0.5	(0.6)
Overall effective income tax rate	30.5%	27.6%	40.1%

The accumulated deferred income tax (assets) and liabilities included on the Consolidated Balance Sheets at Dec. 31 arise from the following temporary differences (in millions):

	2002	2001
Property related	**$647.2**	$548.8
Exchangeable senior notes	**140.8**	129.7
Decommissioning	**(33.1)**	(28.6)
Other	**(128.5)**	(42.3)
	$626.4	$607.6

At Dec. 31, 2002, 2001 and 2000, Alliant Energy had not recorded U.S. tax provisions of approximately $16.3 million, $6.8 million and $3.8 million, respectively, relating to approximately $46.6 million, $19.5 million and $10.9 million, respectively, of unremitted earnings from foreign investments as these earnings are expected to be reinvested indefinitely.

U.S. and foreign sources of income (loss) from continuing operations before income taxes were as follows (in millions):

	2002	2001	2000
U.S. sources	**$115.3**	$156.0	$543.7
Foreign sources	**(2.9)**	21.0	13.4
Income from continuing operations before income taxes	**$112.4**	$177.0	$557.1

(6) Benefit Plans

(a) Pension Plans and Other Postretirement Benefits - Alliant Energy has several non-contributory defined benefit pension plans that cover a significant number of its employees. Benefits are based on the employees' years of service and compensation. Alliant Energy also provides certain postretirement health care and life benefits to eligible retirees. In general, the health care plans are contributory with participants' contributions adjusted regularly and the life insurance plans are non-contributory. The weighted-average assumptions at the measurement date of Sept. 30 were as follows:

	Qualified Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Discount rate	**6.75%**	7.25%	8.00%	**6.75%**	7.25%	8.00%
Expected return on plan assets	**9%**	9%	9%	**9%**	9%	9%
Rate of compensation increase	**3.5-4.5%**	3.5-4.5%	3.5-4.5%	**3.5%**	3.5%	3.5%
Medical cost trend on covered charges:						
Initial trend rate	**N/A**	N/A	N/A	**10.8%**	12.0%	9.0%
Ultimate trend rate	**N/A**	N/A	N/A	**5%**	5%	5%

The components of Alliant Energy's qualified pension benefits and other postretirement benefits costs were as follows (in millions):

	Qualified Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Service cost	**$12.9**	$11.0	$11.1	**$5.5**	$4.0	$3.7
Interest cost	**39.7**	38.2	36.7	**12.7**	10.6	9.8
Expected return on plan assets	**(41.8)**	(48.5)	(45.7)	**(5.5)**	(6.1)	(5.3)
Amortization of:						
Transition obligation (asset)	**(2.0)**	(2.4)	(2.4)	**3.7**	3.7	3.9
Prior service cost	**2.7**	2.7	2.6	**(0.3)**	(0.3)	(0.3)
Actuarial loss (gain)	**2.1**	(1.5)	(1.0)	**0.5**	(1.5)	(1.9)
	$13.6	($0.5)	$1.3	**$16.6**	$10.4	$9.9

The assumed medical trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement benefit obligation related to postretirement benefit costs. A 1% change in the medical trend rates for 2002, holding all other assumptions constant, would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$1.9	($1.7)
Effect on postretirement benefit obligation	$19.4	($17.3)

A reconciliation of the funded status of Alliant Energy's plans to the amounts recognized on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	Qualified Pension Benefits		Other Postretirement Benefits	
	2002	2001	**2002**	2001
Change in benefit obligation:				
Net benefit obligation at beginning of year	**$553.3**	$483.6	**$174.5**	$130.7
Service cost	**12.9**	11.0	**5.5**	4.0
Interest cost	**39.7**	38.2	**12.7**	10.6
Plan participants' contributions	—	—	**1.8**	1.9
Plan amendments	**1.1**	—	**(0.9)**	—
Actuarial loss	**33.0**	56.6	**34.3**	40.7
Gross benefits paid	**(31.5)**	(36.1)	**(12.2)**	(13.4)
Net benefit obligation at end of year	**608.5**	553.3	**215.7**	174.5
Change in plan assets:				
Fair value of plan assets at beginning of year	**483.3**	556.3	**73.8**	83.0
Actual return on plan assets	**(25.1)**	(36.9)	**(7.2)**	(6.8)
Employer contributions	**40.0**	—	**11.1**	9.1
Plan participants' contributions	—	—	**1.8**	1.9
Gross benefits paid	**(31.5)**	(36.1)	**(12.2)**	(13.4)
Fair value of plan assets at end of year	**466.7**	483.3	**67.3**	73.8
Funded status at end of year	**(141.8)**	(70.0)	**(148.4)**	(100.7)
Unrecognized net actuarial loss	**172.1**	74.2	**63.4**	16.8
Unrecognized prior service cost	**19.9**	21.5	**(0.9)**	(0.9)
Unrecognized net transition obligation (asset)	**(1.4)**	(3.3)	**36.7**	41.1
Net amount recognized at end of year	**$48.8**	$22.4	**($49.2)**	($43.7)
Amounts recognized on the Consolidated Balance Sheets consist of:				
Prepaid benefit cost	**$70.4**	$45.5	**$2.3**	$2.1
Accrued benefit cost	**(21.6)**	(23.1)	**(51.5)**	(45.8)
Additional minimum liability	**(90.0)**	(36.1)	—	—
Intangible asset	**16.5**	8.7	—	—
Accumulated other comprehensive loss	**73.5**	27.4	—	—
Net amount recognized at measurement date	**48.8**	22.4	**(49.2)**	(43.7)
Contributions paid after 9/30 and prior to 12/31	—	—	**4.0**	2.5
Net amount recognized at 12/31	**$48.8**	$22.4	**($45.2)**	($41.2)

The benefit obligation and fair value of plan assets for the postretirement welfare plans with benefit obligations in excess of plan assets were $213.9 million and $64.3 million, respectively, at Sept. 30, 2002 and $167.8 million and $64.5 million, respectively, at Sept. 30, 2001. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the qualified pension plans with accumulated benefit obligations in excess of plan assets were $452.4 million, $418.8 million and $313.2 million, respectively, at Sept. 30, 2002 and $293.9 million, $283.7 million and $225.7 million, respectively, at Sept. 30, 2001. Alliant Energy's net periodic benefit cost is primarily included in "Other operation and maintenance" in the Consolidated Statements of Income. For the various Alliant Energy pension and postretirement plans, Alliant Energy common stock represented less than 1% of total plan investments at Dec. 31, 2002 and 2001.

Alliant Energy sponsors several non-qualified pension plans that cover certain current and former key employees. At both Dec. 31, 2002 and 2001, the funded balances of such plans totaled approximately $4 million, none of which consisted of Alliant Energy common stock. Alliant Energy's pension benefit obligation under these plans was $38.2 million and $34.4 million at Dec. 31, 2002 and 2001, respectively. Alliant Energy's pension expense under these plans was $4.3 million, $3.4 million, and $3.6 million in 2002, 2001 and 2000, respectively.

Alliant Energy has various life insurance policies that cover certain key employees and directors. At Dec. 31, 2002 and 2001, the cash surrender value of these investments was $32 million and $30 million, respectively. Under Alliant Energy's deferred compensation plans, certain key employees and directors can defer part or all of their current compensation in company stock or interest accounts, which are held in grantor trusts. At Dec. 31, 2002 and 2001, the fair market value of the trusts totaled approximately $4.9 million and $2.2 million, respectively, the majority of which consisted of Alliant Energy common stock. A significant number of Alliant Energy employees also participate in defined contribution pension plans (401(k) and Employee Stock Ownership plans). Alliant Energy's contributions to the plans, which are based on the participants' level of contribution, were $9.2 million, $8.2 million, and $8.1 million in 2002, 2001 and 2000, respectively.

(b) Equity Incentive Plans - In 2002, Alliant Energy shareowners approved the 2002 Equity Incentive Plan (EIP) that permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units to key employees. At Dec. 31, 2002, non-qualified stock options were outstanding under this plan. The maximum number of shares of Alliant Energy common stock that may be issued under the plan is 4 million.

Alliant Energy also has a Long-Term Equity Incentive Plan (LTEIP) that permits the grant of incentive stock options, non-qualified stock options, restricted stock, performance shares and performance units to key employees. At Dec. 31, 2002, non-qualified stock options, restricted stock and performance shares were outstanding. The maximum number of shares of Alliant Energy common stock that may be issued under the plan is 3.8 million. This plan expires January 2004, at which time no further grants may be made under this plan.

Options granted to date under the plans were granted at the quoted market price of the shares on the date of grant, vest over three years and expire no later than 10 years after the grant date. Options become fully vested upon retirement and remain exercisable at any time prior to their expiration date, or for three years after the effective date of the retirement, whichever period is shorter. Participants' options that are not vested become forfeited when participants leave Alliant Energy and their vested options expire after three months. A summary of the stock option activity was as follows:

	2002		2001		2000	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**2,917,229**	**$30.03**	2,265,862	$29.67	1,543,028	$30.32
Options granted	**945,863**	**27.79**	721,072	31.14	899,094	28.59
Options exercised	—	—	(42,432)	29.87	(15,486)	30.03
Options forfeited	**(20,956)**	**29.41**	(27,273)	30.07	(160,774)	29.90
Outstanding at end of year	**3,842,136**	**29.48**	2,917,229	30.03	2,265,862	29.67
Exercisable at end of year	**2,242,187**	**29.93**	1,593,047	29.94	962,073	30.12

The range of exercise prices for the options outstanding at Dec. 31, 2002 was $27.50 to $31.56. The weighted-average remaining contractual life of outstanding options at Dec. 31, 2002, 2001 and 2000 was 7.4 years, 7.7 years and 8.3 years, respectively. The value of the options granted during the year using the Black-Scholes pricing method was as follows:

	2002	2001	2000
Value of options	**$9.14**	$4.30	$7.71
Volatility	**40.6%**	18.9%	32.7%
Risk free interest rate	**5.0%**	5.0%	5.7%
Expected life	**10 years**	10 years	10 years
Expected dividend yield	**6.0%**	6.6%	6.3%

At Dec. 31, 2002 and 2001, Alliant Energy had 1,745 and 61,137 shares of restricted stock outstanding, respectively. Any unvested shares of restricted stock become fully vested upon retirement. Participants' unvested restricted stock is forfeited when the participant leaves Alliant Energy. Compensation cost, which is recognized over the three-year restriction period, was $0.2 million, $0.6 million and $0.6 million in 2002, 2001 and 2000, respectively.

The payout to key employees of Corporate Services for performance shares is contingent upon achievement over a three-year period of specified earnings per share growth and total return to shareowners of Alliant Energy compared with an investor-owned utility peer group. The payout to key employees of Resources is contingent upon achievement over a three-year period of specified Resources earnings per share growth. Performance shares are paid out in shares of Alliant Energy's common stock or a combination of cash and stock and are modified by a performance multiplier, which ranges from zero to two, based on the performance criteria. Performance shares have an intrinsic value equal to the quoted market price of a share on the date of grant. Pursuant to APB 25, Alliant Energy accrues the plan expense over the three-year period the services are performed and recognized (income) expense of ($1.6) million, $2.4 million and $0.4 million in 2002, 2001 and 2000, respectively.

(7) Common and Preferred Stock

(a) Common Stock - The number of shares of common stock issued by Alliant Energy under its various stock plans was as follows:

	2002	2001	2000
Beginning balance	**89,682,334**	79,010,114	78,984,014
Shares issued:			
Public offering	**—**	9,775,000	—
Shareowner Direct Plan	**1,877,032**	668,379	5,666
401(k) Savings Plan	**689,336**	161,239	—
Equity incentive plans	**55,518**	67,602	20,434
Ending balance	**92,304,220**	89,682,334	79,010,114

In November 2001, Alliant Energy completed a public offering of its common stock generating net proceeds of approximately $263 million which were used to repay short-term debt. From January 2000 to June 2001, Alliant Energy satisfied its requirements under the Shareowner Direct Plan (dividend reinvestment and stock purchase plan) by acquiring Alliant Energy common stock on the open market, rather than through original issue. In 2000, 5,666 shares of common stock were issued related to an adjustment of a prior acquisition of oil and gas properties. At Dec. 31, 2002 and 2001, Alliant Energy had a total of 6.8 million and 2.6 million shares, respectively, available for issuance in the aggregate, pursuant to its Shareowner Direct Plan, LTEIP, EIP and 401(k) Savings Plan.

Alliant Energy has a Shareowner Rights Plan whereby rights will be exercisable only if a person or group acquires, or announces a tender offer to acquire, 15% or more of Alliant Energy's common stock. Each right will initially entitle shareowners to buy one-half of one share of Alliant Energy's common stock. The rights will only be exercisable in multiples of two at an initial price of $95.00 per full share, subject to adjustment. If any shareowner acquires 15% or more of the outstanding common stock of Alliant Energy, each right (subject to limitations) will entitle its holder to purchase, at the right's then current exercise price, a number of common shares of Alliant Energy or of the acquirer having a market value at the time of twice the right's per full share exercise price. The Board of Directors is also authorized to reduce the 15% ownership threshold to not less than 10%.

Alliant Energy's utility subsidiaries each have dividend payment restrictions based on their respective bond indentures, the terms of their outstanding preferred stock and state regulatory limitations applicable to them. WP&L's preferred stock restricts dividends to the extent that such dividend would reduce the common stock equity ratio to less than 25%. In its September 2002 rate order, the PSCW stated it must approve the payment of dividends by WP&L to Alliant Energy in excess of the level forecasted in the order ($62 million annually) if such dividends would reduce WP&L's common equity ratio below 44.67% of total capitalization. In accordance with the IUB order authorizing the IP&L merger, IP&L must inform the IUB if its common equity ratio falls below 42% of total capitalization. As of Dec. 31, 2002, Alliant Energy's utility subsidiaries were in compliance with all such dividend restrictions.

In 2002, 11 non-employee directors received 1,000 shares each of Alliant Energy common stock through the Shareowner Direct Plan as part of the directors' compensation program, for a total of approximately $337,000. In 2001, 14 non-employee directors received up to 1,000 shares each of Alliant Energy common stock through the Shareowner Direct Plan, for a total of approximately $338,000. In 2000, 12 non-employee directors received up to $20,000 each in Alliant Energy common stock, for a total of approximately $222,000.

(b) Preferred Stock - In September 2002, IP&L redeemed all of its then outstanding shares of preferred stock. In December 2002, IP&L issued six million shares of preferred stock at $25.00 per share in a private placement. IP&L used the net proceeds of approximately $145 million to repay its short-term debt and for general corporate purposes, including to fund capital expenditures and to repay other debt. The fair market value of Alliant Energy's cumulative preferred stock of subsidiaries, based upon the market yield of similar securities and quoted market prices, at Dec. 31, 2002 and 2001 was $198 million and $99 million, respectively. Information related to the carrying value of Alliant Energy's cumulative preferred stock of subsidiaries, net at Dec. 31 was as follows (in millions):

Par/Stated Value	Authorized Shares	Shares Outstanding	Series	Mandatory Redemption	**2002**	2001
$25	16,000,000	6,000,000	8.375%	No	**$150.0**	$—
$100	*	449,765	4.40% - 6.20%	No	**45.0**	45.0
$25	*	599,460	6.50%	No	**15.0**	15.0
$50	466,406 **	366,406	4.30% - 6.10%	No	—	18.3
$50	***	216,381	4.36% - 7.76%	No	—	10.8
$50	***	545,000	6.40%	$50 / share	—	27.3
					210.0	116.4
Less: unamortized expenses					**(4.9)**	(2.4)
					$205.1	$114.0

* 3,750,000 authorized shares in total. ** Fully retired in 2002. *** 2,000,000 authorized shares in total, fully retired in 2002.

(8) Debt

(a) Short-Term Debt - To provide short-term borrowing flexibility and security for commercial paper outstanding, Alliant Energy and its subsidiaries maintain bank lines of credit, of which most require a fee. Alliant Energy discontinued the use of its utility money pool in 2002 and WP&L and IP&L are now meeting any short-term borrowing needs they have by issuing commercial paper and borrowing on its bank lines of credit, respectively. At Dec. 31, 2001, IP&L and WP&L had money pool borrowings of $38.0 million and $90.8 million, respectively. Information regarding short-term debt was as follows (dollars in millions):

	2002	2001
At Dec. 31:		
Commercial paper outstanding	**$195.5**	$68.4
Discount rates on commercial paper	**1.6-1.9%**	2.4-3.2%
Bank facility borrowings	**$85.0**	$—
Interest rates on bank facility borrowings	**2.3-2.4%**	N/A
Short-term borrowings at foreign subsidiaries	**$28.7**	$84.3
Interest rates on foreign short-term borrowings	**5.3-6.9%**	5.6-6.9%
For the year ended:		
Average amount of short-term debt (based on daily outstanding balances)	**$337.9**	$274.1
Average interest rates on short-term debt	**2.7%**	4.8%

(b) Long-Term Debt - The former IESU indentures securing its First Mortgage and Collateral Trust Bonds constitute direct first mortgage liens and a second lien while First Mortgage Bonds remain outstanding, respectively, upon substantially all tangible public utility property of IP&L (excluding those of the former IPC). WP&L's and the former IPC's First Mortgage Bonds are secured by substantially all of their utility plant. IP&L, WP&L and Resources also maintain indentures relating to the issuance of unsecured debt securities.

In December 2002, Resources issued $300 million of 9.75% senior notes due 2013 in a private placement. The notes are unconditionally guaranteed by Alliant Energy. Resources used the proceeds to repay short-term debt. In November 2001, Resources issued $300 million of senior notes at a fixed interest rate of 7%, due 2011. The notes are fully and unconditionally guaranteed by Alliant Energy. Resources used the proceeds to repay other Resources' debt. In March 2001, IP&L issued $200 million of senior unsecured debentures at a fixed interest rate of 6-3/4%, due 2011. IP&L used the proceeds to repay short- and long-term debt.

Debt maturities for 2003 to 2007 are $47 million, $106 million, $337 million, $68 million and $225 million, respectively. Depending upon market conditions, it is currently anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities.

The carrying value of Alliant Energy's long-term debt (including current maturities and variable rate demand bonds) at Dec. 31, 2002 and 2001 was $2.7 billion and $2.5 billion, respectively. The fair market value, based upon the market yield of similar securities and quoted market prices, at Dec. 31, 2002 and 2001 was $2.9 billion and $2.6 billion, respectively.

(9) Investments and Estimated Fair Value of Financial Instruments

The carrying amount of Alliant Energy's current assets and current liabilities approximates fair value because of the short maturity of such financial instruments. Since IP&L and WP&L are subject to regulation, any gains or losses related to the difference between the carrying amount and the fair value of their financial instruments may not be realized by Alliant Energy's shareowners. Information relating to various investments held by Alliant Energy at Dec. 31 that are marked-to-market as a result of SFAS 115 were as follows (in millions):

	2002		2001	
	Carrying/Fair Value	**Unrealized Gains, Net of Tax**	Carrying/Fair Value	Unrealized Gains/(Losses), Net of Tax
Available-for-sale securities:				
Nuclear decommissioning trust funds:				
Debt securities	**$206**	**$9**	$191	$3
Equity securities	**139**	**13**	142	42
Total	**345**	**22**	333	45
Investment in McLeod	**2**	**—**	14	(9)
Various other investments	**19**	**3**	23	1
Trading securities:				
Investment in McLeod	**1**	**(a)**	6	(a)

(a) Adjustments to the trading securities are reflected in earnings in the "Miscellaneous, net" line in the Consolidated Statements of Income.

Nuclear Decommissioning Trust Funds - At Dec. 31, 2002, $114 million, $43 million and $49 million of the debt securities mature in 2003-2010, 2011-2020 and 2021-2049, respectively. The fair value of the nuclear decommissioning trust funds was, as reported by the trustee, adjusted for the tax effect of unrealized gains and losses. Net unrealized holding gains were recorded as part of accumulated provision for depreciation of related plant assets. The funds realized gains from the sales of securities of $10.4 million, $2.0 million and $5.0 million in 2002, 2001 and 2000, respectively (cost of the investments based on specific identification was $111.1 million, $169.8 million and $213.4 million, respectively, and proceeds from the sales were $121.5 million, $171.8 million and $218.4 million, respectively).

Investment in McLeod - Alliant Energy has investments in the common stock of McLeod, a telecommunications company. In accordance with SFAS 115, the carrying values of the investments are adjusted to estimated fair value based upon McLeod's closing price at the end of each quarter. Changes in fair value of investments designated as available-for-sale securities are reported in other comprehensive income, and impact current earnings when gains or losses are realized through sale or if a decline in value is determined to be "other-than-temporary." Changes in fair value of investments designated as trading securities are reflected in earnings in the "Miscellaneous, net" line in the Consolidated Statements of Income.

Upon the adoption of SFAS 133 in 2000 for the embedded derivative related to McLeod stock in Resources' exchangeable senior notes (refer to Note 10(a) for additional information), Alliant Energy designated a portion of its McLeod investments as trading securities. As result of this change in designation to trading securities, in 2000, Alliant Energy reclassified $321.3 million of unrealized appreciation ($187.3 million after-tax) from accumulated other comprehensive income to net income. In 2000, Alliant Energy recognized miscellaneous income of $23.8 million for pre-tax gains realized upon sales of McLeod available-for-sale securities, for which the appreciation was previously reflected in accumulated other comprehensive income.

On Jan. 31, 2002, McLeod filed a pre-negotiated plan of reorganization in a Chapter 11 bankruptcy proceeding and the trading of McLeod's common stock was suspended by Nasdaq. Consequently, Alliant Energy discontinued accounting for its investment in McLeod under the provisions of SFAS 115 and reduced the cost basis of its investments to the last quoted market price on Jan. 30, 2002. In June 2002, Alliant Energy received from McLeod under its plan of reorganization an initial distribution of approximately 3.3 million shares of new common stock and classified 0.9 million and 2.4 million shares (0.1 million shares were received by discontinued operations) as trading and available-for-sale securities, respectively. With the receipt of the new McLeod common shares and the resumption of trading on Nasdaq, Alliant Energy resumed accounting for its McLeod investments under SFAS 115 and adjusted its cost basis to the quoted market price on the date the shares were received. As a result of these events, Alliant Energy recognized pre-tax impairment charges in 2002 for available-for-sale securities totaling $27.2 million.

Investments in Foreign Entities - The geographic concentration of Alliant Energy's significant continuing foreign investments at Dec. 31 was as follows (in millions):

	Brazil	China	New Zealand	Mexico	Total
2002					
Unconsolidated	**$214**	**$19**	**$86**	**$55**	**$374**
Consolidated	**—**	**161**	**—**	**—**	**161**
Total	**$214**	**$180**	**$86**	**$55**	**$535**
2001					
Unconsolidated	$378	$21	$68	$41	$508
Consolidated	—	146	—	—	146
Total	$378	$167	$68	$41	$654

Brazil - Resources holds a non-controlling interest in five Brazilian electric utility companies through several direct investments accounted for under the equity method of accounting. At Dec. 31, 2002 and 2001, Resources' direct investments included a 49.9% direct ownership interest in GIPAR, S.A., an electric utility holding company; a 39.4% direct ownership interest in Companhia Forca e Luz Cataguazes - Leopoldina, S.A. (Cataguazes), an electric utility; a 45.6% direct ownership interest in Energisa, S.A., an energy development company; a 49.9% direct ownership interest in Pbpart - SE 1 Ltda., an electric utility holding company; and a 50.0% (49.7% at Dec. 31, 2001) direct ownership interest in Usina Termeletrica de Juiz de Fora S.A., a thermal power plant.

China - Resources' consolidated investments included a controlling interest in Peak Pacific Investment Company, Ltd., a company that develops investment opportunities in generation infrastructure projects in China, and Anhui New Energy Heat & Power Co., Ltd., a combined heat and power facility. Resources' unconsolidated investments included a 50.0% ownership interest in Jiaxing JIES Power & Heat Co., Ltd. and a 30.0% ownership interest in Tongxiang TIES Power & Heat Co., Ltd. Both of these combined heat and power facilities are accounted for under the equity method.

Mexico - Resources' investment in Mexico consisted of a loan receivable (including accrued interest income) from a Mexican development company. Under provisions of the loan, Resources has agreed to lend up to $65 million to support the development of a resort community near the Baja peninsula. The loan accrues interest at 8.75% and is secured by the undeveloped land of the resort community. Repayment of the loan principal and interest will be based on a portion of the proceeds from the sales of real estate in the resort community and therefore is dependent on the successful development of the project and the ability to sell real estate. Alliant Energy may also realize royalty income on the real estate sales once the loan is repaid.

New Zealand - Resources' investments included a 20.4% ownership interest in TrustPower Ltd., a New Zealand hydro and wind generation utility company, which is accounted for under the equity method and several other smaller investments accounted for under the cost method.

Investment in ATC - At Dec. 31, 2002 and 2001, WP&L had ownership interests in ATC of approximately 26.6% and 26.5%, respectively, and accounts for this investment under the equity method. Pursuant to various agreements, WP&L receives a range of transmission services from ATC. WP&L provides operation, maintenance, and various transitional and construction services to ATC. WP&L and ATC also bill each other for use of shared facilities owned by each party. ATC billed WP&L $38.7 million and $36.4 million in 2002 and 2001, respectively. WP&L billed ATC $18.1 million and $18.4 million in 2002 and 2001, respectively, and recorded equity earnings of $14.3 million and $14.6 million in 2002 and 2001, respectively.

Unconsolidated Equity Investments - Summary financial information from Alliant Energy's unconsolidated equity investments' financial statements is as follows (in millions):

	2002 *	2001	2000
Operating revenues	**$1,440.6**	$2,214.1	$1,194.3
Operating income	**159.8**	138.2	42.5
Net income (loss)	**36.6**	52.1	69.7
As of Dec. 31:			
Current assets	**383.0**	454.5	
Non-current assets	**1,976.4**	2,117.0	
Current liabilities	**435.9**	519.3	
Non-current liabilities	**505.1**	557.0	
Minority interest	**133.4**	213.5	

* Alliant Energy's investment in Cargill-Alliant was sold in 2002.

(10) Derivative Financial Instruments

(a) Accounting for Derivative Instruments and Hedging Activities - Alliant Energy records derivative instruments at fair value on the balance sheet as assets or liabilities and changes in the derivatives' fair values for non-regulated entities in earnings unless specific hedge accounting criteria are met. For IP&L and WP&L, changes in the derivatives' fair values are generally recorded as regulatory assets or liabilities. The PSCW issued a letter to WP&L in August 2002 authorizing accounting for its derivatives in such manner.

At Dec. 31, 2002 and 2001, Alliant Energy had $6.4 million and $6.5 million, respectively, of derivative assets included in "Other current assets" on its Consolidated Balance Sheets and $9.1 million and $3.6 million, respectively, of derivative liabilities included in "Other current liabilities" on its Consolidated Balance Sheets. At Dec. 31, 2001, Alliant Energy also had $0.4 million of derivative liabilities included in "Other long-term liabilities and deferred credits" on its Consolidated Balance Sheets.

In the first quarter of 2001, Alliant Energy recorded a net loss of $12.9 million (all related to discontinued operations) for a cumulative effect of a change in accounting principle representing the impact of adopting SFAS 133 as of Jan. 1, 2001 at Alliant Energy's equity method investees. This transition adjustment represents Alliant Energy's share of the difference between the carrying amount of Southern Hydro's electricity derivative contracts under the applicable accounting principles in effect at Dec. 31, 2000, and the carrying values of these electricity derivative contracts as determined in accordance with SFAS 133 as of Jan. 1, 2001.

In the third quarter of 2000, Alliant Energy recorded net income of $16.7 million for a cumulative effect of a change in accounting principle representing the impact of adopting SFAS 133 as of July 1, 2000 at Alliant Energy's consolidated subsidiaries. This transition adjustment was primarily the result of the difference between the carrying amount of Resources' exchangeable senior notes issued in February 2000 (due in 2030) under the applicable accounting principles in effect at June 30, 2000, and the carrying values of the debt and embedded derivative components of the notes as determined in accordance with SFAS 133 as of July 1, 2000. Transition adjustments relating to Alliant Energy's other derivative instruments had no material impact on net income.

During 2001 and 2000, $0.1 million of net gains (includes $0.1 million of net losses from discontinued operations) and $6.7 million of net losses (includes $1.3 million of net losses from discontinued operations), respectively, included in the cumulative effect of a change in accounting principle component of accumulated other comprehensive income (loss) were reclassified into earnings, resulting in remaining balances of $0 and $0.1 million at Dec. 31, 2001 and 2000, respectively.

Cash Flow Hedging Instruments - During 2002 and 2001, Alliant Energy held various derivative instruments designated as cash flow hedging instruments. WP&L utilized gas commodity financial swap arrangements to reduce the impact of price fluctuations on gas purchased and injected into storage during the summer months and withdrawn and sold at current market prices during the winter months pursuant to the natural gas cost incentive sharing mechanism with customers in Wisconsin. IP&L and WP&L utilized physical coal purchase contracts, which did not qualify for the normal purchase and sale exception, to manage the price of anticipated coal purchases and sales.

In 2002 and 2001, a net loss of $0.1 million (includes a net gain of $0.1 million from discontinued operations) and a net gain of $2.0 million (includes a net gain of $2.1 million from discontinued operations), respectively, were recognized relating to the amount of hedge ineffectiveness in accordance with SFAS 133. In 2002 and 2001, Alliant Energy did not exclude any components of the derivative instruments' gain or loss from the assessment of hedge effectiveness and in 2001 reclassified a loss of $0.9 million (all continuing operations) into earnings as a result of the discontinuance of hedges. At Dec. 31, 2002, the maximum length of time over which Alliant Energy hedged its exposure to the variability in future cash flows for forecasted transactions was six months (three months for continuing operations) and Alliant Energy estimated that losses of $3.3 million (includes losses of $3.5 million for discontinued operations) will be reclassified from accumulated other comprehensive income (loss) into earnings in 2003 as the hedged transactions affect earnings.

Other Derivatives Not Designated in Hedge Relationships - Alliant Energy's derivatives that were not designated in hedge relationships during 2002 and/or 2001 included the embedded derivative component of Resources' exchangeable senior notes, electricity price collars, and physical coal and gas contracts not designated in hedge relationships.

At maturity, the holders of Resources' exchangeable senior notes are paid the higher of the principal amount of the notes or an amount based on the value of McLeod common stock. SFAS 133 requires that Alliant Energy split the initial value of the notes into debt and derivative components. The payment feature tied to McLeod stock is considered an embedded derivative under SFAS 133 that must be accounted for as a separate derivative instrument. This component is classified as a derivative liability on the Consolidated Balance Sheets. Subsequent changes in the fair value of the option are reflected as increases or decreases in Alliant Energy's reported net income. The carrying amount of the host debt security, classified as long-term debt, is adjusted for amortization of the debt discount in accordance with the interest method as prescribed by APB 21, "Interest on Receivables and Payables."

Changes in the fair value of the McLeod shares designated as trading are reflected as increases or decreases in Alliant Energy's net income. These trading gains or losses are expected to correspond with, and partially offset, changes in the intrinsic value of the embedded derivative component of Resources' exchangeable senior notes. Changes in the time value portion of the derivative component will result in non-cash increases or decreases to Alliant Energy's net income. Included in "Miscellaneous, net" in the Consolidated Statements of Income for 2002, 2001 and 2000 was expense of $5.0 million, $215.1 million and $102.5 million, respectively, related to the change in value of the McLeod trading securities, partially offset by income of $0.4 million, $181.6 million and $101.8 million, respectively, related to the change in value of the derivative component of the exchangeable senior notes.

Electricity price collars were used to manage utility energy costs during supply/demand imbalances. Physical coal and gas contracts that do not qualify for the normal purchase and sale exception were used to manage the price of anticipated coal and gas purchases and sales.

(b) Weather Derivatives - Alliant Energy uses weather derivatives to reduce the impact of weather volatility on its natural gas sales volumes. In 2002 and 2001, Corporate Services, as agent for IP&L and WP&L, entered into non-exchange traded options based on heating degree days in which Corporate Services receives payment from the counterparty if actual heating degree days are less than the strike price in the contract. Corporate Services paid premiums to enter into these contracts, which are amortized to expense over the contract period. Alliant Energy has used the intrinsic value method to account for these weather derivatives.

(c) Nuclear Decommissioning Trust Fund Investments - Historically, WP&L has entered into combinations of options to mitigate the effect of significant market fluctuations on its common stock investments in its nuclear decommissioning trust funds. The derivative transactions are designed to protect the portfolio's value while allowing the funds to earn a total return modestly in excess of long-term expectations over the hedge period. Fair value changes of these instruments do not impact net income as they are recorded as equally offsetting changes in the investment in nuclear decommissioning trust funds and accumulated depreciation.

(d) Energy-trading Contracts - Resources is the majority owner of a natural gas marketing operation, NG Energy Trading, LLC (NG). NG enters into financial and physical contracts for the sale, purchase, storage, transportation and loan of natural gas. NG accounts for all its positions, including gas in storage, at estimated fair value, with changes in fair value reported in earnings. Alliant Energy adopted EITF Issue 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities," effective Jan. 1, 2003 for all contracts that were in place and storage gas acquired prior to Oct. 25, 2002, and will reclassify prior period trading contracts on a net basis in its Consolidated Statements of Income commencing in January 2003.

(11) Commitments and Contingencies

(a) Construction and Acquisition Expenditures - Certain commitments have been made in connection with 2003 capital expenditures. During 2003, total construction and acquisition expenditures relating to continuing operations are estimated to be approximately $820 million.

(b) Purchased-Power, Coal and Natural Gas Contracts - Alliant Energy, through its subsidiaries Corporate Services, IP&L and WP&L, has entered into purchased-power, coal and natural gas supply, transportation and storage contracts. Certain purchased-power commitments are considered operating leases and are therefore not included here, but are included in Note 3. The natural gas supply commitments are all index-based. Alliant Energy expects to supplement its coal and natural gas supplies with spot market purchases as needed. The table includes commitments for "take-or-pay" contracts which result in dollar commitments with no associated tons or Dths. At Dec. 31, 2002, Alliant Energy's minimum commitments were as follows (dollars and Dths in millions; MWhs and tons in thousands):

	Purchased-power		Coal		Natural gas	
	Dollars	MWhs	Dollars	Tons	Dollars	Dths
2003	$114.5	2,752	$81.1	9,889	$90.7	6
2004	15.5	361	57.6	9,301	36.5	—
2005	2.0	—	40.2	6,130	26.0	—
2006	2.0	—	12.7	898	15.0	—
2007	0.1	—	3.6	—	14.7	—
Thereafter	0.4	—	—	—	26.4	—

(c) Legal Proceedings - Alliant Energy is involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy believes that appropriate reserves have been established and final disposition of these actions will not have a material adverse effect on its financial condition or results of operations.

(d) Guarantees and Commitments - At Dec. 31, 2002 and 2001, Alliant Energy had guarantees outstanding to support unconsolidated affiliate and third-party financing arrangements of approximately $4 million and $14 million, respectively. Such guarantees are not included on the Consolidated Balance Sheets. At Dec. 31, 2002, the remaining term of the guarantees and the underlying debt was five years. Refer to Note 3 for discussion of Alliant Energy's residual value guarantees of its synthetic leases.

In the third quarter of 2002, Alliant Energy sold its 50% ownership interest in its Cargill-Alliant electricity-trading joint venture to Cargill. Under the purchase and sale agreement ("Agreement"), Alliant Energy agreed to indemnify Cargill from expenses resulting from the breach of the representations and warranties made by Alliant Energy as of the closing date, and for the breach of its obligations under the Agreement. While the indemnification does not include a maximum limit, Alliant Energy believes the likelihood of having to make any material cash payments under this indemnification is remote. At Dec. 31, 2002, there were no claims related to the indemnification.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," which requires disclosures by a guarantor about its obligations under certain guarantees that it has issued. FIN 45 also requires recognizing, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and measurement provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after Dec. 31, 2002. Alliant Energy does not anticipate FIN 45 will have a material impact on its financial condition or results of operations.

(e) **Environmental Liabilities** - Alliant Energy had recorded the following environmental liabilities, and regulatory assets associated with certain of these liabilities, at Dec. 31 (in millions):

Environmental liabilities	2002	2001	Regulatory assets	2002	2001
MGP sites	**$49.3**	$43.9	MGP sites	**$54.1**	$50.2
NEPA	**6.6**	8.2	NEPA	**7.9**	9.7
Other	**0.2**	0.4	Other	**2.9**	3.2
	$56.1	$52.5		**$64.9**	$63.1

MGP Sites - IP&L and WP&L have current or previous ownership interests in 43 and 14 sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs relating to the sites. IP&L and WP&L have received letters from state environmental agencies requiring no further action at eight and five sites, respectively. IP&L and WP&L are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment.

IP&L and WP&L record environmental liabilities based upon periodic studies, most recently updated in the third quarter of 2002, related to the MGP sites. Such amounts are based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed, and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds and as additional facts become known. The amounts recognized as liabilities are reduced for expenditures made and are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their fair value. Management currently estimates the range of remaining costs to be incurred for the investigation, remediation and monitoring of all utility subsidiary sites to be approximately $37 million to $64 million.

Under the current rate making treatment approved by the PSCW, the MGP expenditures of WP&L, net of any insurance proceeds, are deferred and collected from gas customers over a five-year period after new rates are implemented. The MPUC also allows the deferral of MGP-related costs applicable to the Minnesota sites and IP&L has been successful in obtaining approval to recover such costs in rates in Minnesota. The IUB has permitted utilities to recover prudently incurred costs. Regulatory assets have been recorded by IP&L and WP&L, which reflect the probable future rate recovery, where applicable. Considering the current rate treatment, and assuming no material change therein, IP&L and WP&L believe that the clean-up costs incurred for these MGP sites will not have a material adverse effect on their respective financial conditions or results of operations.

Settlement has been reached with all of IP&L's and WP&L's insurance carriers regarding reimbursement for their MGP-related costs. Insurance recoveries available at Dec. 31, 2002 for IP&L and WP&L were $4.5 million and $2.1 million, respectively. Pursuant to their applicable rate making treatment, IP&L has recorded its recoveries in "Other long-term liabilities and deferred credits" and WP&L has recorded its recoveries as an offset against its regulatory assets. In February 2001, the IUB issued an order directing IP&L to refund its insurance recoveries related to former IESU MGP sites. Under the refund plan, IP&L returned 90% of the recoveries to customers of the former IESU in 2001 and retained 10%.

NEPA - NEPA requires owners of nuclear power plants to pay a special assessment into a "Uranium Enrichment Decontamination and Decommissioning Fund." The assessment is based upon prior nuclear fuel purchases. IP&L and WP&L recover the costs associated with this assessment through EACs and fuel costs, respectively, over the period the costs are assessed. Alliant Energy continues to pursue relief from this assessment through litigation.

(f) Decommissioning of DAEC and Kewaunee - The IUB, in its interim electric rate order effective July 2002, allows IP&L to recover $11 million annually for its share of the cost to decommission DAEC. FERC, in its most recent interim wholesale rate order effective April 2002, allows WP&L to recover $3 million annually for its share of the cost to decommission Kewaunee. Both interim orders are subject to refund, pending determination of final rates. The PSCW, in an order effective Jan. 1, 2002, eliminated WP&L's recovery from retail customers for the cost to decommission Kewaunee, due to the trust fund being adequately funded. Decommissioning expense is included in "Depreciation and amortization" in the Consolidated Statements of Income and the cumulative amount is included in "Accumulated depreciation" on the Consolidated Balance Sheets to the extent recovered through rates.

Additional information relating to the decommissioning of DAEC and Kewaunee was as follows (dollars in millions):

	DAEC	Kewaunee
Assumptions relating to current rate recovery amounts:		
Alliant Energy's share of estimated decommissioning cost	$374.3	$263.2
Year dollars in	2002	2002
Method to develop estimate	Site-specific study	Site-specific study
Annual inflation rate	4.20%	6.50%
Decommissioning method	Prompt dismantling and removal	Prompt dismantling and removal
Year decommissioning to commence	2014	2013
After-tax return on external investments:		
Qualified	7.10%	6.12%
Non-qualified	4.70%	5.14%
External trust fund balance at Dec. 31, 2002	$121.2	$223.7
Internal reserve at Dec. 31, 2002	$21.7	$ —
After-tax earnings on external trust funds in 2002	$3.8	$19.7

The interim rate recovery amounts for DAEC only include an inflation estimate through 2005. Both IP&L and WP&L are funding all rate recoveries for decommissioning into external trust funds and funding on a tax-qualified basis to the extent possible. In accordance with their respective regulatory requirements, IP&L and WP&L record the earnings on the external trust funds as interest income with a corresponding entry to interest expense at IP&L and to depreciation expense at WP&L. The earnings accumulate in the external trust fund balances and in accumulated depreciation on utility plant.

SFAS 143, "Accounting for Asset Retirement Obligations," which provides accounting and disclosure requirements for retirement obligations associated with long-lived assets, was adopted by Alliant Energy on Jan. 1, 2003. SFAS 143 requires that the present value of retirement costs for which Alliant Energy has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss. The adoption of SFAS 143 will have no impact on IP&L's and WP&L's earnings, as the effects will be offset by the establishment of regulatory assets or liabilities pursuant to SFAS 71.

Alliant Energy has completed a detailed assessment of the specific applicability and implications of SFAS 143. The scope of SFAS 143 as it relates to Alliant Energy primarily includes decommissioning costs for DAEC and Kewaunee. It also applies to a smaller extent to several other regulated and non-regulated assets including, but not limited to, active ash landfills, water intake facilities, underground storage tanks, groundwater wells, transmission and distribution equipment, easements, leases and the dismantlement of certain hydro facilities. Other than DAEC and Kewaunee, Alliant Energy's asset retirement obligations as of Jan. 1, 2003 are not significant.

Prior to January 2003, IP&L and WP&L recorded nuclear decommissioning charges in accumulated depreciation on their Consolidated Balance Sheets. Upon adoption of SFAS 143, IP&L and WP&L will reverse approximately $125 million and $175 million, respectively, previously recorded in accumulated depreciation and will record liabilities of approximately $250 million and $175 million, respectively. The difference between amounts previously recorded and the net SFAS 143 liability will be deferred as a regulatory asset and is expected to approximate $125 million and $0 for IP&L and WP&L, respectively.

IP&L and WP&L have previously recognized removal costs as a component of depreciation expense and accumulated depreciation for other non-nuclear assets in accordance with regulatory rate recovery. As of Dec. 31, 2002, IP&L and WP&L estimate that they have approximately $250 million and $150 million, respectively, of such regulatory liabilities recorded in "Accumulated depreciation" on their Consolidated Balance Sheets.

(12) Jointly-Owned Electric Utility Plant

Under joint ownership agreements with other Iowa and Wisconsin utilities, the utility subsidiaries have undivided ownership interests in jointly-owned electric generating stations. IP&L also has joint ownership agreements related to transmission facilities. Each of the respective owners is responsible for the financing of its portion of the construction costs. KWh generation and operating expenses are divided on the same basis as ownership with each owner reflecting its respective costs in its Consolidated Statements of Income. Information relative to the utility subsidiaries' ownership interest in these facilities at Dec. 31, 2002 was as follows (dollars in millions):

	Fuel Type	Ownership Interest %	Plant in Service	Accumulated Provision for Depreciation	Construction Work-In-Progress
IP&L					
DAEC	Nuclear	70.0	$543.3	$318.5	$25.2
Ottumwa	Coal	48.0	190.9	118.2	0.7
Neal Unit 4	Coal	21.5	85.3	59.4	0.2
Neal Unit 3	Coal	28.0	59.9	36.9	1.9
Louisa Unit 1	Coal	4.0	25.0	14.9	0.1
			904.4	547.9	28.1
WP&L					
Edgewater Unit 5	Coal	75.0	234.8	112.9	0.4
Columbia Energy Center	Coal	46.2	187.5	110.3	1.6
Kewaunee	Nuclear	41.0	172.6	120.9	6.8
Edgewater Unit 4	Coal	68.2	60.0	36.1	1.6
			654.9	380.2	10.4
			$1,559.3	$928.1	$38.5

(13) Segments of Business

Alliant Energy's principal business segments are:

- **Regulated domestic utilities** - consists of IP&L and WP&L, serving customers in Iowa, Wisconsin, Minnesota and Illinois, and includes three segments: a) electric operations; b) gas operations; and c) other, which includes the steam and water businesses and the unallocated portions of the utility business. Various line items in the following tables are not allocated to the electric and gas segments for management reporting purposes and therefore are included in "Total Regulated Domestic Utilities."
- **Non-regulated businesses** - represents the operations of Resources, its subsidiaries and Alliant Energy's investment in Cargill-Alliant (sold in 2002), and is broken down into two segments: a) International (Int'l) and b) other, which includes the operations of the Integrated Services, Investments, Non-regulated Generation, Energy Technologies and Mass Marketing business units described in Note 1(a); the operations of Resources (the non-regulated holding company); and any non-regulated reconciling/eliminating entries.
- **Other** - includes the operations of Alliant Energy (the parent company) and Corporate Services, as well as any Alliant Energy parent company reconciling/eliminating entries.

Intersegment revenues were not material to Alliant Energy's operations and there was no single customer whose revenues were 10% or more of Alliant Energy's consolidated revenues. Refer to Note 9 for a breakdown of Alliant Energy's international investments by country. Certain financial information relating to Alliant Energy's significant business segments and products and services was as follows (in millions):

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Int'l	Other	Total	Other	Consolidated
2002									
Operating revenues	$1,752.5	$394.0	$37.2	$2,183.7	$103.2	$328.6	$431.8	($6.7)	$2,608.8
Depreciation and amortization	250.6	27.9	3.9	282.4	11.2	17.0	28.2	—	310.6
Operating income (loss)	299.2	26.2	8.2	333.6	9.7	(21.1)	(11.4)	(0.5)	321.7
Interest expense, net of AFUDC				100.0	44.9	31.6	76.5	2.3	178.8
Interest income from loans to discontinued operations, net				—	(6.0)	(10.0)	(16.0)	—	(16.0)
Equity (income) loss from unconsolidated investments				(17.6)	17.1	13.3	30.4	—	12.8
Preferred dividends				6.2	—	—	—	—	6.2
Impairment of available-for-sale securities of McLeodUSA Inc.				—	—	27.2	27.2	—	27.2
Miscellaneous, net				(27.9)	3.4	25.4	28.8	(0.6)	0.3
Income tax expense (benefit)				107.1	(12.1)	(54.6)	(66.7)	(4.3)	36.1
Income from continuing operations				165.8	(37.6)	(54.0)	(91.6)	2.1	76.3
Income from discontinued operations, net of tax				—	10.5	20.1	30.6	—	30.6
Net income (loss)				165.8	(27.1)	(33.9)	(61.0)	2.1	106.9
Total assets	3,676.5	574.9	474.8	4,726.2	1,009.6	1,250.8	2,260.4	14.8	7,001.4
Investments in equity method subsidiaries	125.1	—	—	125.1	297.1	29.1	326.2	0.3	451.6
Construction and acquisition expenditures	371.3	28.6	4.8	404.7	65.5	152.8	218.3	33.8	656.8

	Regulated Domestic Utilities				Non-regulated Businesses				Alliant Energy
	Electric	Gas	Other	Total	Int'l	Other	Total	Other	Consolidated
2001									
Operating revenues	$1,756.6	$487.9	$37.1	$2,281.6	$85.4	$263.3	$348.7	($5.6)	$2,624.7
Depreciation and amortization	245.6	28.8	3.2	277.6	8.3	16.7	25.0	—	302.6
Operating income (loss)	306.1	11.2	7.5	324.8	7.4	(13.3)	(5.9)	(1.9)	317.0
Interest expense, net of AFUDC				100.5	54.6	9.6	64.2	9.8	174.5
Interest income from loans to discontinued operations, net				—	(0.1)	(9.8)	(9.9)	—	(9.9)
Equity (income) loss from unconsolidated investments				(15.6)	4.1	(7.2)	(3.1)	(0.1)	(18.8)
Preferred dividends				6.7	—	—	—	—	6.7
Miscellaneous, net				(25.9)	(2.8)	20.7	17.9	(4.6)	(12.6)
Income tax expense (benefit)				94.2	(22.7)	(12.3)	(35.0)	(8.4)	50.8
Income from continuing operations				164.9	(25.7)	(14.3)	(40.0)	1.4	126.3
Income from discontinued operations, net of tax				—	11.3	47.7	59.0	—	59.0
Cumulative effect of a change in accounting principle, net of tax				—	(12.9)	—	(12.9)	—	(12.9)
Net income (loss)				164.9	(27.3)	33.4	6.1	1.4	172.4
Total assets	3,336.6	506.4	465.0	4,308.0	858.6	995.9	1,854.5	75.4	6,237.9
Investments in equity method subsidiaries	119.2	—	—	119.2	448.3	32.6	480.9	—	600.1
Construction and acquisition expenditures	298.7	36.9	5.2	340.8	173.0	159.3	332.3	40.0	713.1

	Regulated Domestic Utilities				Non-regulated Businesses			Alliant Energy	
	Electric	Gas	Other	Total	Int'l	Other	Total	Other	Consolidated
2000									
Operating revenues	$1,648.0	$415.0	$33.4	$2,096.4	$—	$186.0	$186.0	($2.7)	$2,279.7
Depreciation and amortization	252.6	27.7	3.1	283.4	3.7	9.6	13.3	—	296.7
Operating income (loss)	330.6	26.6	4.5	361.7	(7.8)	(18.1)	(25.9)	0.2	336.0
Interest expense, net of AFUDC				103.1	38.8	9.0	47.8	8.5	159.4
Interest income from loans to discontinued operations, net				—	—	(7.2)	(7.2)	—	(7.2)
Equity income from unconsolidated investments				(0.5)	(5.8)	(13.2)	(19.0)	—	(19.5)
Preferred dividends				6.7	—	—	—	—	6.7
Gain on reclassification of investments				—	—	(321.3)	(321.3)	—	(321.3)
Miscellaneous, net				(23.3)	(8.9)	(4.3)	(13.2)	(2.7)	(39.2)
Income tax expense				107.9	(14.2)	132.2	118.0	0.3	226.2
Income from continuing operations				167.8	(17.7)	186.7	169.0	(5.9)	330.9
Income from discontinued operations, net of tax				—	(0.5)	51.6	51.1	—	51.1
Cumulative effect of a change in accounting principle, net of tax				—	—	16.7	16.7	—	16.7
Net income (loss)				167.8	(18.2)	255.0	236.8	(5.9)	398.7
Total assets	3,402.2	554.4	427.2	4,383.8	631.0	1,702.3	2,333.3	16.7	6,733.8
Investments in equity method subsidiaries	6.5	—	—	6.5	389.0	29.5	418.5	—	425.0
Construction and acquisition expenditures	265.9	35.8	3.0	304.7	395.6	134.1	529.7	11.1	845.5

Products and Services

Non-regulated and Other Revenues

Year	Integrated Services	International	Mass Marketing	Investments	Other	Total
			(in millions)			
2002	**$258.8**	**$103.2**	**$46.9**	**$26.1**	**$27.3**	**$462.3**
2001	241.9	85.4	6.8	26.6	19.5	380.2
2000	172.3	—	0.7	28.5	15.2	216.7

(14) Goodwill and Other Intangible Assets

Alliant Energy adopted SFAS 142 on Jan. 1, 2002, which resulted in goodwill no longer being subject to amortization. Had SFAS 142 been adopted Jan. 1, 2000, net income for 2001 and 2000 would have increased $4 million and $1 million, respectively, and basic and diluted EPS would have increased $0.05 and $0.02 per share, respectively. Certain information regarding net goodwill and other intangible assets included on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	2002	2001
Net goodwill		
Deferred charges and other (consolidated investments)	**$66**	$66
Investments in unconsolidated foreign entities (equity method investments)	**9**	7
Net other intangible assets		
Deferred charges and other (consolidated investments)	**19**	20
Investments in unconsolidated foreign entities (equity method investments)	**22**	35
Investment in ATC and other (equity method investments)	**25**	—

In January 2003, Alliant Energy committed to a plan to sell its interest in SmartEnergy by year-end. In the fourth quarter of 2002, Alliant Energy recorded a SFAS 142 after-tax non-cash goodwill impairment charge related to SmartEnergy of $4.5 million primarily due to less favorable market conditions. The fair value of SmartEnergy's goodwill was estimated using a combination of the expected discounted future cash flows and market value indicators. The impairment charge was recorded in continuing operations, "Miscellaneous, net," in Alliant Energy's Consolidated Statement of Income for 2002.

(15) Selected Consolidated Quarterly Financial Data (Unaudited)

All "per share" references refer to earnings per diluted share. Summation of the individual quarters may not equal annual totals due to rounding.

	2002				2001			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(in millions, except per share data)							
Operating revenues	**$608.6**	**$570.9**	**$709.4**	**$719.9**	$805.6	$571.0	$631.1	$617.0
Operating income	**63.1**	**58.7**	**128.3**	**71.6**	69.4	54.3	125.2	68.1
Income (loss) from continuing operations	**(8.4)**	**(6.7)**	**43.9**	**47.5**	18.6	8.6	53.2	45.8
Income (loss) from discontinued operations, net of tax	**18.1**	**13.1**	**0.8**	**(1.4)**	3.5	29.1	16.1	10.3
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	(12.9)	—	—	—
Net income	**9.7**	**6.3**	**44.7**	**46.1**	9.2	37.7	69.3	56.1
EPS:								
Income (loss) from continuing operations	**(0.09)**	**(0.07)**	**0.48**	**0.52**	0.23	0.11	0.67	0.54
Income (loss) from discontinued operations	**0.20**	**0.14**	**0.01**	**(0.01)**	0.05	0.37	0.20	0.12
Cumulative effect of a change in accounting principle	—	—	—	—	(0.16)	—	—	—
Net income	**0.11**	**0.07**	**0.49**	**0.51**	0.12	0.48	0.87	0.66

(16) Discontinued Operations and Assets Held for Sale

Alliant Energy announced in November 2002 its commitment to pursue the sale of, or other exit strategies for, certain non-regulated businesses in 2003. In the fourth quarter of 2002, Alliant Energy applied the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to certain of its assets which were held for sale. SFAS 144 requires that a long-lived asset classified as held for sale be measured at the lower of its carrying amount or fair value, less costs to sell, and to cease depreciation, depletion and amortization. At Dec. 31, 2002, Alliant Energy's oil and gas (Whiting), Australian (including Southern Hydro) and affordable housing businesses have been classified as held for sale. Alliant Energy currently plans to complete the sales by year-end. The operating results for these businesses have been separately classified and reported as discontinued operations in the Consolidated Financial Statements. A summary of the components of discontinued operations in the Consolidated Statements of Income was as follows (in thousands):

	2002	2001	2000
Operating revenues	**$185,576**	$152,664	$125,310
Operating expenses	**140,037**	99,598	80,224
Interest expense and other	**15,466**	(14,992)	(18,589)
Income before income taxes	**30,073**	68,058	63,675
Income tax expense (benefit)	**(539)**	9,073	12,636
Income from discontinued operations, net of tax	**$30,612**	$58,985	$51,039

Alliant Energy's Australian business enters into electricity derivative contracts that have not been designated as hedges (as defined by SFAS 133) to manage the electricity commodity price risk associated with anticipated sales into the spot market. Approximately $16 million of income is included in "Interest expense and other" for both 2002 and 2001 in the previous table related to the change in the fair value of these electricity derivative contracts during these respective periods. In 2000, Alliant Energy's affordable housing business sold a portion of its investment in McLeod, resulting in a pre-tax gain of approximately $24 million included in "Interest expense and other" in the previous table. At Dec. 31, 2002, Alliant Energy's affordable housing business owned approximately 0.1 million shares of McLeod. "Income tax expense (benefit)" in the previous table includes approximately $10 million, $10 million and $7 million of affordable housing tax credits earned by Alliant Energy's affordable housing business during 2002, 2001 and 2000, respectively. These tax credits had a significant impact on the effective tax rate of Alliant Energy's discontinued operations.

A summary of the components of assets and liabilities of discontinued operations on the Consolidated Balance Sheets at Dec. 31 was as follows (in thousands):

	2002	2001
Assets of discontinued operations:		
Property, plant and equipment, net	**$644,137**	$420,619
Current assets	**99,044**	45,217
Investments	**6,824**	60,442
Deferred charges and other	**194,323**	13,909
Total assets of discontinued operations	**$944,328**	$540,187
Liabilities of discontinued operations:		
Current liabilities	**$65,885**	$28,521
Other long-term liabilities and deferred credits	**68,990**	32,125
Minority interest	**124**	267
Total liabilities of discontinued operations	**134,999**	60,913
Net assets of discontinued operations	**$809,329**	$479,274

In March 2002, Alliant Energy acquired a controlling interest in Southern Hydro and therefore changed from the equity method of accounting to the consolidation method at such time.

A summary of the components of cash flows for discontinued operations for the years ended Dec. 31 was as follows (in thousands):

	2002	2001	2000
Net cash flows from operating activities	**$84,118**	$51,562	$44,844
Net cash flows from financing activities	**141,234**	32,079	99,338
Net cash flows used for investing activities	**(215,583)**	(87,051)	(145,573)
Net increase (decrease) in cash and temporary cash investments	**9,769**	(3,410)	(1,391)
Cash and temporary cash investments at beginning of period	**5,261**	8,671	10,062
Cash and temporary cash investments at end of period	**$15,030**	$5,261	$8,671
Supplemental cash flows information:			
Cash paid during the period for:			
Interest	**$14,693**	$6,350	$4,878
Income taxes, net of refunds	**($7,712)**	($3,331)	($331)

Selected Financial and Operating Statistics

FINANCIAL INFORMATION	2002 (1)	2001 (1)	2000 (1)	1999 (2)	1998 (3)
	(dollars in thousands, except per share data)				
Income Statement Data:					
Operating revenues	**$2,608,812**	$2,624,676	$2,279,674	$2,048,158	$2,053,318
Income from continuing operations	**76,269**	126,245	330,915	154,334	95,437
Income from discontinued operations, net of tax	**30,612**	58,985	51,039	42,247	1,238
Income before cumulative effect of changes in accounting principle, net of tax	**106,881**	185,230	381,954	196,581	96,675
Cumulative effect of changes in accounting principle, net of tax	—	(12,868)	16,708	—	—
Net income	**106,881**	172,362	398,662	196,581	96,675
Common Stock Data:					
Earnings per average common share (diluted):					
Income from continuing operations	**$0.84**	$1.57	$4.18	$1.98	$1.24
Income from discontinued operations	**$0.34**	$0.73	$0.64	$0.53	$0.02
Cumulative effect of changes in accounting principle	—	($0.16)	$0.21	—	—
Net income	**$1.18**	$2.14	$5.03	$2.51	$1.26
Common shares outstanding at year-end (000s)	**92,304**	89,682	79,010	78,984	77,630
Dividends declared per common share	**$2.00**	$2.00	$2.00	$2.00	$2.00
Market value per share at year-end	**$16.55**	$30.36	$31.88	$27.50	$32.25
Book value per share at year-end (4)	**$19.89**	$21.39	$25.79	$27.29	$20.69
Other Selected Financial Data:					
Construction and acquisition expenditures	**$656,792**	$713,061	$845,454	$418,371	$313,033
Total assets at year-end (4)	**$7,001,395**	$6,237,925	$6,733,766	$6,075,683	$4,959,337
Long-term obligations, net	**$2,784,216**	$2,586,044	$2,128,496	$1,660,558	$1,713,649
Times interest earned before income taxes (5)	**1.64X**	1.99X	4.35X	3.05X	2.40X
Capitalization ratios:					
Common equity (4)	**39%**	43%	50%	57%	49%
Preferred stock	**5%**	2%	3%	3%	4%
Long-term debt, excluding current portion	**56%**	55%	47%	40%	47%
Total	**100%**	100%	100%	100%	100%

(1) Refer to "MD&A - Results of Operations" for a discussion of the 2002, 2001 and 2000 results of operations.

(2) Includes $25 million ($0.32 per diluted share) of net income from gains on sales of McLeod stock.

(3) Results reflect the recording of $54 million of pre-tax merger-related charges.

(4) Alliant Energy adjusts the carrying value of its investments in McLeod to its estimated fair value, pursuant to the applicable accounting rules. At December 31, 2002, 2001, 2000, 1999 and 1998, the carrying amount reflected an unrealized gain (loss) of approximately $1 million, ($13) million, $543 million, $1.1 billion and $291 million, respectively, with a net of tax increase (decrease) to common equity of $0.4 million, ($9) million, $317 million, $640 million and $170 million, respectively.

(5) Represents income from continuing operations before income taxes plus preferred dividend requirements of subsidiaries plus interest expense divided by interest expense.

ELECTRIC OPERATING INFORMATION (UTILITY ONLY)	2002	2001	2000	1999	1998
Operating Revenues (000s):					
Residential	**$626,947**	$599,074	$567,283	$541,714	$532,676
Commercial	**376,365**	373,145	349,019	329,487	317,704
Industrial	**526,804**	543,471	501,155	476,140	477,241
Total from ultimate customers	**1,530,116**	1,515,690	1,417,457	1,347,341	1,327,621
Sales for resale	**160,335**	184,507	173,148	155,801	199,128
Other	**62,083**	56,359	57,431	45,796	40,693
Total	**$1,752,534**	$1,756,556	$1,648,036	$1,548,938	$1,567,442
Electric Sales (000s MWh):					
Residential	**7,616**	7,344	7,161	7,024	6,826
Commercial	**5,542**	5,464	5,364	5,260	4,943
Industrial	**12,297**	12,469	13,092	13,036	12,718
Total from ultimate customers	**25,455**	25,277	25,617	25,320	24,487
Sales for resale	**4,805**	4,936	4,906	5,566	7,189
Other	**197**	168	174	162	158
Total	**30,457**	30,381	30,697	31,048	31,834
Customers (End of Period):					
Residential	**822,229**	807,754	799,603	790,669	781,127
Commercial	**128,212**	125,539	123,833	122,509	121,027
Industrial	**2,905**	2,826	2,773	2,730	2,618
Other	**3,344**	3,324	3,316	3,282	3,267
Total	**956,690**	939,443	929,525	919,190	908,039
Other Selected Electric Data:					
Maximum peak hour demand (MW)	**5,729**	5,677	5,397	5,233	5,228
Sources of electric energy (000s MWh):					
Coal and gas	**18,349**	18,662	19,139	19,078	19,119
Purchased power	**8,596**	8,727	8,058	8,619	10,033
Nuclear	**5,012**	4,116	4,675	4,362	4,201
Other	**379**	452	427	528	504
Total	**32,336**	31,957	32,299	32,587	33,857
Revenue per KWh from ultimate customers (cents)	**6.01**	6.00	5.53	5.32	5.42

GAS OPERATING INFORMATION (UTILITY ONLY)	2002	2001	2000	1999	1998
Operating Revenues (000s):					
Residential	**$218,746**	$270,248	$245,697	$185,090	$175,603
Commercial	**111,343**	141,121	127,104	89,118	85,842
Industrial	**25,177**	31,262	27,752	21,855	20,204
Transportation/other	**38,720**	45,246	14,395	18,256	13,941
Total	**$393,986**	$487,877	$414,948	$314,319	$295,590
Gas Sales (000s Dths):					
Residential	**30,931**	29,580	32,026	30,309	28,378
Commercial	**19,348**	18,055	19,696	18,349	17,760
Industrial	**5,373**	5,344	5,350	5,963	5,507
Transportation/other	**47,386**	48,539	43,931	46,954	52,389
Total	**103,038**	101,518	101,003	101,575	104,034
Customers at End of Period (Excluding Transportation/Other):					
Residential	**358,384**	353,430	351,990	347,533	342,586
Commercial	**45,793**	45,480	44,654	44,289	43,825
Industrial	**799**	951	953	1,037	982
Total	**404,976**	399,861	397,597	392,859	387,393
Other Selected Gas Data:					
Revenue per Dth sold (excluding transportation/other)	**$6.38**	$8.35	$7.02	$5.42	$5.45
Purchased gas costs per Dth sold (excluding transportation/other)	**$4.02**	$6.31	$4.88	$3.30	$3.22

Definitions

Certain abbreviations or acronyms used in the text and notes of this report are defined below:

Abbreviation or Acronym	Definition
AFUDC	Allowance for Funds Used During Construction
Alliant Energy	Alliant Energy Corporation
APB	Accounting Principles Board Opinion
ATC	American Transmission Company LLC
Cargill	Cargill Incorporated
Cargill-Alliant	Cargill-Alliant, LLC
Corporate Services	Alliant Energy Corporate Services, Inc.
DAEC	Duane Arnold Energy Center
DNR	Department of Natural Resources
Dth	Dekatherm
EAC	Energy Adjustment Clause
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
EITF	Emerging Issues Task Force
EPA	U.S. Environmental Protection Agency
EPS	Earnings Per Average Common Share
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN	FASB Interpretation No.
GAAP	Accounting Principles Generally Accepted in the U.S.
ICC	Illinois Commerce Commission
IESU	IES Utilities Inc.
Integrated Services	Alliant Energy Integrated Services Company
International	Alliant Energy International, Inc.
Investments	Alliant Energy Investments, Inc.
IPC	Interstate Power Company
IP&L	Interstate Power and Light Company
IRS	Internal Revenue Service
IUB	Iowa Utilities Board
Kewaunee	Kewaunee Nuclear Power Plant
KWh	Kilowatt-hour
McLeod	McLeodUSA Incorporated
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MGP	Manufactured Gas Plants
MPUC	Minnesota Public Utilities Commission
MW	Megawatt
MWh	Megawatt-hour
NEPA	National Energy Policy Act of 1992
PSCW	Public Service Commission of Wisconsin
PUHCA	Public Utility Holding Company Act of 1935
Resources	Alliant Energy Resources, Inc.
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
SmartEnergy	SmartEnergy, Inc.
South Beloit	South Beloit Water, Gas and Electric Company
Southern Hydro	Southern Hydro Partnership
Synfuel	Alliant Energy Synfuel LLC
TBD	To Be Determined
U.S.	United States of America
Whiting	Whiting Petroleum Corporation
WP&L	Wisconsin Power and Light Company



ERROLL B. DAVIS, JR.
Chairman of the Board
Age 58
Director since 1982

Mr. Davis became President and Chief Executive Officer of Alliant Energy Corporation when the company was formed in 1998 by the merger of WPL Holdings, Inc.; IES Industries Inc.; and Interstate Power Company. He became Chairman of the Board in 2000. He first joined Wisconsin Power and Light Company (a subsidiary of Alliant Energy) in 1978. He is a member of the Boards of Directors of BP p.l.c.; PPG Industries, Inc.; Electric Power Research Institute; and the Edison Electric Institute, where he also serves as Chairman.



LEE LIU
Vice Chairman of the Board
Age 69
Director since 1981

Mr. Liu served as Chairman of the Board of the company from April 1998 until April 2000. He was Chairman of the Board and Chief Executive Officer of IES Industries Inc. (a predecessor to the company) prior to 1998. Mr. Liu held a number of professional, management and executive positions after joining Iowa Electric Light and Power Company in 1957. He is a Director of Principal Financial Group and Eastman Chemical Company.



ALAN B. ARENDS
Director since 1993
Age 69

Mr. Arends is Chairman of the Board of Directors of Alliance Benefit Group Financial Services Corp., an Albert Lea, Minn.-based employee benefits company that he founded in 1983.



JACK B. EVANS
Director since 2000
Age 54

Mr. Evans is a Director and, since 1996, has served as President of The Hall-Perrine Foundation, a private philanthropic corporation in Cedar Rapids, Iowa. Previously, Mr. Evans was President and Chief Operating Officer of SCI Financial Group, Inc., a regional financial services firm. Mr. Evans is a Director of Gazette Communications, the Federal Reserve Bank of Chicago and Nuveen Institutional Advisory Corp., and Vice Chairman and a Director of United Fire and Casualty Company.



JOYCE L. HANES
Director since 1982
Age 70

Ms. Hanes has been a Director of Midwest Wholesale, Inc., a products wholesaler in Mason City, Iowa, since 1970 and Board Chair since December 1997, having previously served as Board Chair from 1986 to 1988. She is also a Director of Iowa Student Loan Liquidity Corp.



KATHARINE C. LYALL
Director since 1986
Age 61

Ms. Lyall is President of the University of Wisconsin System in Madison, Wis. In addition to her administrative position, she is a professor of economics at the University of Wisconsin-Madison. She serves on the Boards of Directors of the Kemper National Insurance Companies, M&I Corporation and the Carnegie Foundation for the Advancement of Teaching.



SINGLETON B. MCALLISTER
Director since 2001
Age 50

Ms. McAllister is a partner with Patton Boggs LLP, a Washington, D.C.-based law firm working in the public policy area and with business law groups. From 1996 until early 2001, Ms. McAllister was General Counsel for the United States Agency for International Development. She was also a partner at Reed, Smith, Shaw and McClay, where she specialized in government relations and corporate law.



DAVID A. PERDUE
Director since 2001
Age 53

Mr. Perdue served as Chairman and Chief Executive Officer of Pillowtex Corporation, a textile manufacturing company located in Kannapolis, N.C., from July 2002 to March 2003. Prior to this position, he was President and Chief Executive Officer of the Reebok Brand for Reebok International Limited. Prior to joining Reebok in 1998, he was Senior Vice President of Operations at Haggar, Inc.



JUDITH D. PYLE
Director since 1992
Age 59

Ms. Pyle is Vice Chair of The Pyle Group, a financial services company located in Madison, Wis. Prior to assuming her current position, Ms. Pyle served as Vice Chair and Senior Vice President of Corporate Marketing of Rayovac Corp. (a battery and lighting products manufacturer), based in Madison, Wis. In addition, Ms. Pyle is Vice Chair of Georgette Klinger, Inc. and a Director of Uniek, Inc.



ROBERT W. SCHLUTZ
Director since 1989
Age 66

Mr. Schlutz is President of Schlutz Enterprises, a diversified farming and retailing business in Columbus Junction, Iowa.



WAYNE H. STOPPELMOOR
Director since 1986
Age 68

Mr. Stoppelmoor served as Vice Chairman of the Board of the company from April 1998 until April 2000. He was Chairman, President and Chief Executive Officer of Interstate Power Company (a predecessor of Alliant Energy) from 1986 until his retirement in 1997.



ANTHONY R. WEILER
Director since 1979
Age 66

Mr. Weiler is a consultant for several home furnishings organizations. Prior to assuming his current position, Mr. Weiler had been a Senior Vice President for Heilig-Meyers Company, a national furniture retailer headquartered in Richmond, Va. He is a Director of the Retail Home Furnishings Foundation.

Ages are as of Dec. 31, 2002. Each election date represents the first year of Board affiliation with a company that ultimately became part of the Alliant Energy family.

COMMITTEES OF THE BOARD

AUDIT COMMITTEE
Jack B. Evans (Chair)
Alan B. Arends
Katharine C. Lyall
Singleton B. McAllister
David A. Perdue

COMPENSATION AND PERSONNEL COMMITTEE
Judith D. Pyle (Chair)
Alan B. Arends
Jack B. Evans
David A. Perdue

NOMINATING AND GOVERNANCE COMMITTEE
Anthony R. Weiler (Chair)
Joyce L. Hanes
Katharine C. Lyall
Singleton B. McAllister
Robert W. Schlutz

ENVIRONMENTAL, NUCLEAR, HEALTH AND SAFETY COMMITTEE
Robert W. Schlutz (Chair)
Joyce L. Hanes
Judith D. Pyle
Anthony R. Weiler

CAPITAL APPROVAL COMMITTEE
Erroll B. Davis, Jr. (Chair)*
Jack B. Evans
Judith D. Pyle
Anthony R. Weiler

*Non-voting committee member

SENIOR MANAGEMENT TEAM



Erroll B. Davis, Jr.
Chairman, President and Chief Executive Officer
Responsible for development of the business model for Alliant Energy and the execution of the company's long-term strategic plan.



William D. Harvey
Executive Vice President-Generation
President, Wisconsin Power and Light Company
Responsible for the operations of Alliant Energy's generation activities, including fossil-fuel, nuclear and renewable power. Oversees operations at Wisconsin Power and Light Company.



James E. Hoffman
Executive Vice President-Business Development
President, Alliant Energy Resources, Inc.
Oversees all international and non-regulated subsidiaries. Also has responsibility for shaping and implementing Alliant Energy's e-business strategies and initiatives.



Eliot G. Protsch
Executive Vice President-Energy Delivery
President, Interstate Power and Light Company
Responsible for utility energy delivery services, marketing activities and customer relations. Oversees operations at Interstate Power and Light Company, including the company's interest in the Duane Arnold nuclear plant.



Barbara J. Swan
Executive Vice President and General Counsel
Responsible for legal matters involving Alliant Energy Corp. and its utility and non-utility subsidiaries. Also oversees government and regulatory relations, corporate communications, advertising, community affairs and strategic planning.



Thomas M. Walker
Executive Vice President and Chief Financial Officer
Responsible for accounting, finance, investor relations and shareowner services. Also oversees the financial activities in all business units and subsidiary companies.



Pamela J. Wegner
Executive Vice President-Shared Solutions
President, Alliant Energy Corporate Services, Inc.
Responsible for environmental, health and safety procedures and strategies; infrastructure security; human resources; labor relations; information technology; supply chain; facilities; and project management.

ALLIANT ENERGY CORPORATION OFFICERS

Erroll B. Davis, Jr., 58 [1978]
Chairman, President and Chief Executive Officer

William D. Harvey, 53 [1986]
Executive Vice President-Generation
(President, Wisconsin Power and Light Company)

James E. Hoffman, 49 [1995]
Executive Vice President-Business Development
(President, Alliant Energy Resources, Inc.)

Eliot G. Protsch, 49 [1978]
Executive Vice President-Energy Delivery
(President, Interstate Power and Light Company)

Barbara J. Swan, 51 [1987]
Executive Vice President and General Counsel

Thomas M. Walker, 55 [1996]
Executive Vice President and Chief Financial Officer

Pamela J. Wegner, 55 [1993]
Executive Vice President-Shared Solutions
(President, Alliant Energy Corporate Services, Inc.)

Dundeana K. Doyle, 44 [1984]
Vice President-Infrastructure Security

Thomas L. Hanson, 49 [1980]
Vice President and Treasurer

John E. Kratchmer, 40 [1985]
Vice President-Controller and Chief Accounting Officer

Barbara A. Siehr, 51 [1976]
Vice President-Financial Planning and Strategic Projects

F. J. Buri, 48 [1999]
Corporate Secretary

Joan M. Thompson, 45 [1977]
Assistant Controller

Linda J. Wentzel, 54 [1978]†
Assistant Corporate Secretary

Enrique Bacalao, 53 [1998]
Assistant Treasurer

Eric D. Mott, 35 [1996]
Assistant Treasurer

ALLIANT ENERGY CORPORATE SERVICES OFFICERS*

Erroll B. Davis, Jr., 58 [1978]
Chief Executive Officer

Pamela J. Wegner, 55 [1993]
President

William D. Harvey, 53 [1986]
Executive Vice President-Generation

James E. Hoffman, 49 [1995]
Executive Vice President-Business Development

Eliot G. Protsch, 49 [1978]
Executive Vice President-Energy Delivery

Barbara J. Swan, 51 [1987]
Executive Vice President and General Counsel

Thomas M. Walker, 55 [1996]
Executive Vice President and Chief Financial Officer

Dundeana K. Doyle, 44 [1984]
Vice President-Infrastructure Security

Vern A. Gebhart, 49 [1975]
Vice President-Customer Operations

Thomas L. Hanson, 49 [1980]
Vice President and Treasurer

John E. Kratchmer, 40 [1985]
Vice President-Controller and Chief Accounting Officer

Daniel L. Mineck, 54 [1970]
Vice President-Performance Engineering and Environmental

Barbara A. Siehr, 51 [1976]
Vice President-Financial Planning and Strategic Projects

Kim K. Zuhlke, 49 [1978]
Vice President-Engineering, Sales and Marketing

F. J. Buri, 48 [1999]
Corporate Secretary

Kent M. Ragsdale, 53 [1985]††
Assistant Corporate Secretary

Linda J. Wentzel, 54 [1978]†
Assistant Corporate Secretary

Enrique Bacalao, 53 [1998]
Assistant Treasurer

Steven F. Price, 50 [1984]
Assistant Treasurer

ALLIANT ENERGY RESOURCES OFFICERS**

Erroll B. Davis, Jr., 58 [1978]
Chairman and Chief Executive Officer

James E. Hoffman, 49 [1995]
President

William D. Harvey, 53 [1986]
Executive Vice President

Eliot G. Protsch, 49 [1978]
Executive Vice President

Thomas M. Walker, 55 [1996]
Chief Financial Officer

Thomas L. Aller, 53 [1993]
Vice President
(President, Alliant Energy Investments, Inc.)

Charles Castine, 53 [1998]
Vice President
(President, Alliant Energy Integrated Services Company)

Dundeana K. Doyle, 44 [1984]
Vice President-Infrastructure Security

Thomas L. Hanson, 49 [1980]
Vice President and Treasurer

John E. Kratchmer, 40 [1985]
Vice President-Controller and Chief Accounting Officer

Michael P. Maley, 44 [2001]
Vice President
(President, Alliant Energy Generation, Inc.)

John K. Peterson, 50 [1998]
Vice President
(President, Alliant Energy International, Inc.)

Barbara A. Siehr, 51 [1976]
Vice President-Financial Planning and Strategic Projects

F. J. Buri, 48 [1999]
Corporate Secretary

Daniel L. Siegfried, 43 [1992]
Assistant Corporate Secretary

Linda J. Wentzel, 54 [1978]†
Assistant Corporate Secretary

Enrique Bacalao, 53 [1998]
Assistant Treasurer

Steven F. Price, 50 [1984]
Assistant Treasurer

Ages are as of Dec. 31, 2002.

Dates in brackets represent the year each person joined a company that ultimately became part of the Alliant Energy family.

*Alliant Energy Corporate Services, Inc. provides internal support to all business units within the company.

**Alliant Energy Resources, Inc. is the parent of the company's non-regulated businesses.

†Ms. Wentzel retired on March 18, 2003. Patricia L. Reininger was appointed Assistant Corporate Secretary, effective Jan. 13, 2003.

††Mr. Ragsdale was appointed General Counsel of TransLink Development Company LLC, effective Jan. 8, 2003.

STOCK EXCHANGE LISTINGS

	Stock exchange	Trading symbol	Newspaper abbreviation
Alliant Energy — Common	New York Stock Exchange	LNT	AlliantEngy
Wisconsin Power and Light Company — 4.50% Preferred	American Stock Exchange	WIS_PR	WI P&L pf

All other Wisconsin Power and Light Company preferred series and all preferred series of Interstate Power and Light Company are traded on the over-the-counter market.

COMMON STOCK QUARTERLY PRICE RANGES AND DIVIDENDS

	2002			2001		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$ 31.01	$ 28.67	$ .50	$ 33.20	$ 28.75	$ .50
Second	$ 30.85	$ 24.75	.50	$ 32.67	$ 28.20	.50
Third	$ 25.77	$ 16.35	.50	$ 31.49	$ 27.90	.50
Fourth	$ 19.89	$ 14.28	.50	$ 32.29	$ 27.50	.50
Year	**$ 31.01**	**$ 14.28**	**$2.00**	**$ 33.20**	**$ 27.50**	**$2.00**

Alliant Energy Corporation 2002 year-end common stock price: $16.55

2003 RECORD AND DIVIDEND PAYMENT DATES

Anticipated record and payment dates are as follows:

COMMON STOCK

Record dates	Payment dates
Jan. 31	Feb. 15
Apr. 30	May 15
July 31	Aug. 15
Oct. 31	Nov. 15

TARGETED ANNUAL DIVIDEND RATE

Alliant Energy's 2003 targeted annual dividend rate is $1 per common share.

Alliant Energy Corporation had 55,470 shareowners as of Dec. 31, 2002. Shareowner records are maintained in the corporate general office in Madison, Wis.

STREET-NAME ACCOUNTS

Shareowners whose stock is held by banks or brokerage firms and who wish to receive quarterly reports directly from the company should contact Shareowner Services to be placed on the mailing list. Reports also may be obtained through the "Investors" section of our Web site.

ANNUAL MEETING

The 2003 Annual Meeting of Shareowners will be held at the Alliant Energy Center of Dane County, Madison, Wis., on Wednesday, May 28, 2003, at 1 p.m., Central Daylight Time.

FORM 10-K INFORMATION

Upon request, the company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended Dec. 31, 2002, as filed with the Securities and Exchange Commission. All reports filed with the SEC also are available through the "Investors" section of our Web site.

ANALYST INQUIRIES

Inquiries from the financial community may be directed to:

Eric Mott
Assistant Treasurer
P.O. Box 77007
Madison, WI 53707-1007
Phone: (608) 458-3391
Fax: (608) 458-4824
E-mail: ***ericmott@alliantenergy.com***

STOCK TRANSFER AGENT AND REGISTRAR

For Alliant Energy common stock and all preferred stock of Wisconsin Power and Light Company and Interstate Power and Light Company, contact:

Alliant Energy Corporation
Attn: Shareowner Services
P.O. Box 2568
Madison, WI 53701-2568

Written inquiries should be mailed to this address as well.

DUPLICATE MAILINGS

If you receive duplicate mailings of proxies, dividend checks or other mailings because of slight differences in the registration of your accounts, please call Shareowner Services for instructions on combining your accounts. To reduce the volume of paper you receive from us, you may wish to consider electronic access.

ELECTRONIC ACCESS

With 24-hour access via the Web, shareowners can look up account balance information and SEC filings, examine reinvestment details, obtain payment information, view statements, vote their proxies, find tax information or open a new account at any time. Go to *www.alliantenergy.com,* click on "Investors" and then "Shareowner Services." Follow instructions for first-time visitors.

SHAREOWNER INFORMATION

The company's annual report and quarterly newsletter focus on the shareowner audience. Your questions and ideas are always welcome. Please direct them to Shareowner Services.

SHAREOWNER DIRECT PLAN

The Plan is available to all shareowners of record, first-time investors, customers, vendors and employees. Through the Plan, shareowners may buy common stock directly through the company without paying any brokerage commissions, fees or service charges.

Full details are in the prospectus, which can be obtained through our Web site or by calling Shareowner Services.

DIRECT DEPOSIT

Shareowners who are not reinvesting their dividends through the Plan may choose to have their quarterly dividend electronically deposited in their checking or savings account through this service. Electronic deposit may be arranged by contacting Shareowner Services.

SHAREOWNER SERVICES

The company's Shareowner Services representatives are available to assist you from 8:30 a.m. to 4:30 p.m. (Central Standard Time) each business day.

Madison, Wis., area: (608) 458-3110
Toll-free: 1-800-356-5343

Internet address: *www.alliantenergy.com* (click on "Investors")

Our Vision

To be the customer's first choice for energy solutions.

Our Mission

To exceed the customer's expectations for comfort, security and productivity around the world.

The Alliant Energy Way

We value S.E.R.V.I.C.E.

Safety. We do not compromise the safety of employees or the general public.

Employees. We value a diverse workplace that fosters employee growth and development.

Responsibility. We are committed to the environment and the communities we are privileged to serve.

Value. We create value for our shareowners and focus on profitable growth.

Integrity. We vow to be ethical, open and honest. We maintain personal accountability for our actions and behavior.

Customer Focus. We are results-oriented and deliver on our promises.

Excellence. We value operational excellence and encourage innovation and creativity. We act quickly and are willing to embrace changes and take risks in pursuit of excellence.

Alliant Energy Worldwide Headquarters

4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
General information: 1.800.ALLIANT
Shareowner services: 1.800.356.5343

Operating Headquarters

200 First St., S.E.
Cedar Rapids, IA 52401
1.800.373.1303

1000 Main St.
Dubuque, IA 52001
1.800.611.9330

Current information about Alliant Energy is available on the Web at *www.alliantenergy.com.*

ALLIANT ENERGY®

We're on for you.™

LNT LISTED NYSE The common stock of Alliant Energy Corp. is traded on the New York Stock Exchange under the symbol LNT.

recycled paper 71-1064 103919 3/03 140M JS

Exhibit D

ALLIANT ENERGY CORPORATION

TAX ALLOCATION AGREEMENT

This Agreement is made by and among Alliant Energy Corporation, a registered public utility holding company, and its affiliated corporations, as identified in Exhibit A hereto (collectively, the "Group"; individually, "member of the Group").

WHEREAS, the members of the Group are affiliated corporations within the meaning of section 1504 of the Internal Revenue Code of 1986, as amended, and will join in the annual filing of a consolidated federal income tax return;

WHEREAS, the members of the Group intend to allocate the consolidated income tax liabilities and benefits to each member of the Group in a fair and equitable manner; and

WHEREAS, the members of the Group intend to allocate the liabilities and benefits arising from the Group's annual consolidated income tax returns in compliance with Title 17, section 250.45(c) of the Code of Federal Regulations, section 1552(a)(1) of the Internal Revenue Code and Title 26, section 1.1502-33(d)(2)(ii) of the Code of Federal Regulations;

IT IS THEREFORE AGREED, as follows:

Section 1 Definitions

For purposes of this Agreement, the following definitions shall apply:

(a) "Consolidated tax" shall mean the Group's aggregate tax liability for a tax year as shown on the consolidated federal income tax return and any adjustments thereto thereafter determined.

(b) "Consolidated refund" shall mean the Group's refund for a taxable year as shown on the consolidated federal income tax return and any adjustments thereto thereafter determined.

(c) "Separate company taxable income" for this purpose has the meaning as defined in Regulation section 1.1502-12; such separate company taxable income will be determined as if each member of the group filed separate income tax returns. In computing separate company taxable income, it will be assumed that:

- dividends received by one member of the group from other members of the group will qualify for the 100% dividend received deduction
- gain or loss deferred pursuant to the regulations under section 1502 shall be included in separate company taxable income in the same manner as in the consolidated return
- charitable contribution deductions deferred pursuant to the regulations under section 1502 shall be included in separate company taxable income in the same manner as in the consolidated return

(d) A "positive allocation" shall be the obligation of a member of the Group to make a payment to Alliant Energy Corporation. A "negative allocation" shall be the right of a member of the Group to receive payment from Alliant Energy Corporation.

(e) "Cash Call" shall be the notification sent by Alliant Energy Corporation to each member of the Group indicating the positive allocation or negative allocation attributable to such member. Such notification shall be sent within a reasonable time after the occurrence of any of the following events: the due date for quarterly estimated tax payments; the unextended due date of the return; the extended due date of the return; the filing of an amended return; or the resolution of an audit. Alliant Energy Corporation will send a notification to each member of the Group even if no payment is due to the Internal Revenue Service.

Section 2 General Allocation Method

The members of the Group shall allocate the consolidated tax or consolidated refund in accordance with the procedures set forth below. The result of the following provisions shall be referred to as a positive allocation or a negative allocation, as the case may be.

(a) The total consolidated tax liability, after all losses and credits allowed in arriving at the consolidated tax liability, shall be apportioned initially to each member in an amount equal to the ratio which that portion of the consolidated taxable income attributable to each member having positive separate company taxable income bears to the combined taxable income of those members having positive separate company taxable income.

(b) If the consolidated tax liability apportioned to a member in paragraph (a) is less than the consolidated tax liability of such member computed on a separate return basis, such member shall pay the difference to Alliant Energy Corporation, in addition to the amount determined under paragraph (a); the member(s) having separate company taxable loss to whom tax reduction is attributable shall receive credit for such tax reduction and shall receive payment pursuant to such credit from Alliant Energy Corporation pursuant to the provisions of Section 4.

(c) Alliant Energy Corporation shall not receive payment for any tax reduction allowed under paragraph (b) above. If Alliant Energy Corporation receives credit for a tax reduction pursuant to paragraph (b), then each member having positive taxable income shall be entitled to receive a portion of the tax reduction using the allocation method in paragraph (a) above. Members having a taxable loss shall not participate in the allocation of Alliant Energy Corporation's tax reduction.

Section 3 Special Allocation Rules

(a) *Alternative Minimum Tax.* In any year in which alternative minimum tax (AMT) is payable by the Group, the consolidated tax shall be separated into two parts: regular tax and AMT.

(1) Regular tax shall be allocated in accordance with the general allocation method set forth in Section 2, above.

(2) AMT will be allocated to each member of the Group based on the proportion of:

(a) the excess of a member's separate company alternative minimum taxable income over its separate company regular taxable income, to

(b) the aggregate of the excesses of such companies' alternative minimum taxable income over their regular taxable income.

(3) Each member whose regular taxable income exceeds its alternative minimum taxable income on a separate company basis shall be excluded from this calculation and shall not be impacted by the Group's AMT liability.

(4) The minimum tax credit shall be allocated to the members of the Group to which the associated AMT was allocated, equal to the associated AMT allocated to such members.

(b) General Business Credit, Section 1341 credit, Capital Loss Carryover, Other Tax Benefits and Items Taxed at Different Rates. Any general business credit, section 1341 credit, capital loss carryover, other tax benefit and items taxed at rates other than the rate applicable to corporate taxable income shall be allocated on a separate return basis to those members whose investments or contributions generated the credit, capital loss carryover, benefit, or item taxed at a different rate. If the credit, capital loss carryover, benefit, or item taxed at a different rate cannot be entirely utilized in the year the item is generated, then the item shall be allocated on a separate return basis to those members whose investments or contributions generated the

credit, capital loss carryover, benefit or item taxed at a different rate. Any general business credit, section 1341 credit, capital loss carryover, other tax benefit and item taxed at a different rate that is required to be carried forward will be included in a Cash Call in the year that the unused portion is utilized in the consolidated tax return.

Section 4 Payments

Each member of the Group is responsible for its own tax liability. Payment of such liability shall be made in accordance with the following procedure:

(a) A member of the Group with a positive allocation shall pay Alliant Energy Corporation, upon receipt of a Cash Call, the amount allocated.

(b) A member of the Group with a negative allocation shall receive payment from Alliant Energy Corporation, upon receipt of a Cash Call, in the amount of the negative allocation.

(c) Alliant Energy Corporation shall pay to the Internal Revenue Service the Group's consolidated tax, or receive from the Internal Revenue Service the Group's consolidated refund.

(d) Alliant Energy Corporation shall make any calculations on behalf of the members of the Group necessary to comply with the estimated tax provisions of section 6655 of the Internal Revenue Code. Based on such calculations, Alliant Energy Corporation shall charge the members appropriate amounts at intervals consistent with the dates in that section.

(e) If the Group has a consolidated net operating loss ("NOL") for a taxable year (the "loss year") and the NOL cannot be used in full by being carried back to a prior taxable year, the unused portion of the NOL shall be allocated to the members of the Group having separate company losses for the loss year in proportion to the relative magnitude of such separate company losses for the loss year. Each such member shall carry the separate company loss from the loss year forward to the following taxable year and combine it with its allocation for such following taxable year. Any unused portion of an NOL that is required to be carried forward will be included in a Cash Call in the year that the unused portion of the NOL is utilized in the consolidated tax return.

(f) A member shall make any payment required by this section within 10 days after receiving a Cash Call from Alliant Energy Corporation. Alliant Energy Corporation also shall make any payment required by this section within 10 days after receiving a cash call from a member. To facilitate the Cash Call process, Heartland Properties, Inc. may receive cash from or make a payment to Alliant Energy Corporation on behalf of itself and all members of the Group that are directly or indirectly owned by Heartland Properties, Inc. Such members shall receive cash from or make payment to Heartland Properties, Inc. within a reasonable time thereafter.

(g) If any member is delinquent in making payment to Alliant Energy Corporation, or if Alliant Energy Corporation is delinquent in making payments to any member, such member will be charged or credited with interest at the prime rate for the period of delinquency.

Section 5 Adjustments to Tax Liability Shown on Returns

(a) In the event that the consolidated tax or consolidated refund is subsequently adjusted by an amended income tax return, the Internal Revenue Service, or a court decision, the consolidated tax, consolidated refund and separate company taxable income shall be adjusted accordingly, consistent with the methodology set forth previously in this Agreement. Any prior payments among the members of the Group shall be adjusted to conform to the change.

(b) If any interest is paid or received as a result of an adjustment to the consolidated tax or consolidated refund, it will be allocated to the parties in the proportion that each member's change in separate company taxable income in each affected year bears to the change in consolidated taxable income.

(c) Any penalty shall be paid by the member of the Group that is responsible for the penalty. If the party at fault cannot be determined, the penalty shall be allocated in the same manner as if it were additional tax.

Section 6 New Affiliates

The members of the Group will cause any corporation which becomes an affiliated corporation within the meaning of section 1504 of the Internal Revenue Code to join in this Agreement.

Section 7 Amendment

This Agreement may be amended from time to time as the result of changes in federal or state law or relevant facts and circumstances.

Section 8 Cooperation of Members

Each member shall execute and file any consent, election or other document that may be required or appropriate for the proper filing of consolidated income tax returns and for the allocations provided by this Agreement.

Section 9 Effective date

This Agreement is effective for the allocation of the current income tax liability of the Group for the tax year ending 12/31/99 and all subsequent years until amended in writing.

Section 10 Governing law

The laws of the state of Wisconsin shall govern this Agreement.

Section 11 Relationship to Other Agreements

This Agreement supercedes any and all prior Agreements to which any of the members of the Group may have been a party.

••

The above procedures for allocating the consolidated income tax liability of the Group have been agreed to by each of the below listed members of the Group, as evidenced by the signature of an officer of each member.

Alliant Energy Corporation
Alliant Energy Resources, Inc.
Wisconsin Power & Light Company

By: ____________________________
Tom Walker
Chief Financial Officer

AEI Holding Company
AER Holding Company
Alliant Energy Generation, Inc.
Alliant Energy Integrated Services, Inc.
Alliant Energy International, Inc.
Alliant Energy Investments, Inc.
Alliant Energy Transportation, Inc.
Cedar Rapids & Iowa City Railway Co.
Cogenex Corporation
Cogenex West, Inc.
Energy Holdings Corporation
Energy Performance Services, Inc.
Energys, Inc.
Heartland Energy Group, Inc.
Heartland Energy Services, Inc.
IEI Barge Services, Inc.
Industrial Energy Applications Delaware Inc.
Industrial Energy Applications, Inc.
Interstate Power and Light Company
Iowa Land and Building Co.
Northeast Energy Management, Inc.
South Beloit Water Gas And & Electric Company
Transfer Services, Inc.
Williams Bulk Transfer, Inc.

By: ____________________________
Thomas Hanson
Treasurer

Alliant Energy Synfuel LLC

By: ____________________________
Rodney Ripley
Manager

Alliant Energy Corporate Services, Inc.

By: ____________________________
Linda J. Wentzel
Assistant Corporate Secretary

RMT, Inc., Michigan

By: ____________________________
Katherine E. Martin
Vice President

RMT, Inc.
RMT North Carolina, Inc.
RMT International, Inc.

By: ____________________________
William A. Dickrell
Treasurer

SmartEnergy, Inc.
SmartEnergy Ventures, Inc.

By: ____________________________
Frank Greb
President

Whiting-Golden Gas Corporation
Whiting Petroleum Corporation
Whiting Programs, Inc.
WOK Acquisition Company

By: ____________________________
Michael Stevens
Treasurer

Capital Square Financial Corporation
Heartland Properties, Inc.
Heartland Affordable Housing - Marshfield Tower Hall II, Inc.
Heartland Affordable Housing - Marshfield, Inc.
Heartland Affordable Housing - Pardeeville II, Inc.
Heartland Affordable Housing - Pardeeville, Inc.
Heartland Affordable Housing - The Falconer, Inc.
Heartland Affordable Housing - Verona, Inc.

Heartland Capital Management, Inc.
Heartland – McFarland WB, Inc.
Heartland Fund IV - Beloit Burton, Inc.
Heartland Fund IV – Racine Wilmanor, Inc.
Heartland Water Tower, Inc.
Heartland Hearts Managing Member, Inc.
Heartland – Pheasant Glen, Inc.
Heartland Special Limited, Inc.
Heartland Fund I, Inc.
Heartland Fund I - Grand Chute, Inc.
Heartland Fund I - Cudahy III, Inc.
Heartland Fund I – Riverplace, Inc.
Heartland Fund I - Sussex, Inc.
Heartland Fund I – Waunakee, Inc.
Heartland Fund I - Eau Claire Oakwood, Inc.
Heartland - Beech Grove, Inc.
Heartland – Landings, Inc.
Heartland – Orchard Place, Inc.
Heartland – Timber Trails, Inc.

By: ____________________________

Ruth A. Domack
President

EXHIBIT A

COMPANY NAME

AEI HOLDING COMPANY
AER HOLDING COMPANY
ALLIANT ENERGY CORPORATE SERVICES, INC
ALLIANT ENERGY CORPORATION
ALLIANT ENERGY GENERATION, INC.
ALLIANT ENERGY INTEGRATED SERVICES, INC.
ALLIANT ENERGY INTERNATIONAL, INC.
ALLIANT ENERGY INVESTMENTS, INC.
ALLIANT ENERGY RESOURCES, INC.
ALLIANT ENERGY SYNFUEL LLC
ALLIANT ENERGY TRANSPORTATION, INC.
CAPITAL SQUARE FINANCIAL CORPORATION
CEDAR RAPIDS & IOWA CITY RAILWAY CO.
COGENEX CORPORATION
COGENEX WEST, INC
ENERGY HOLDINGS CORPORATION
ENERGY PERFORMANCE SERVICES
ENERGYS , INC.
HEARTLAND ENERGY GROUP, INC.
HEARTLAND ENERGY SERVICES, INC.
IEI BARGE SERVICES
INDUSTRIAL ENERGY APPLICATIONS DELAWARE INC.
INDUSTRIAL ENERGY APPLICATIONS, INC.
INTERSTATE POWER AND LIGHT COMPANY
IOWA LAND AND BUILDING CO.
NORTHEAST ENERGY MANAGEMENT, INC.
RMT INTERNATIONAL, INC.
RMT NORTH CAROLINA, INC.
RMT, INC.
RMT, INC., MICHIGAN
SMARTENERGY VENTURES, INC.
SMARTENERGY, INC.
SOUTH BELOIT WATER GAS AND & ELECTRIC COMPANY
TRANSFER SERVICES, INC.
WHITING PETROLEUM CORPORATION
WHITING PROGRAMS, INC.
WHITING-GOLDEN GAS CORPORATION
WILLIAMS BULK TRANSFER, INC.
WISCONSIN POWER & LIGHT COMPANY
WOK ACQUISITION COMPANY
HEARTLAND PROPERTIES, INC.
HEARTLAND AFFORDABLE HOUSING - MARSHFIELD TOWER HALL II
HEARTLAND AFFORDABLE HOUSING - MARSHFIELD, INC.
HEARTLAND AFFORDABLE HOUSING - PARDEEVILLE II, INC.
HEARTLAND AFFORDABLE HOUSING - PARDEEVILLE, INC.
HEARTLAND AFFORDABLE HOUSING - THE FALCONER, INC.
HEARTLAND AFFORDABLE HOUSING - VERONA, INC.
HEARTLAND CAPITAL MANAGEMENT, INC.
HEARTLAND – MCFARLAND WB, INC.
HEARTLAND FUND IV – BELOIT BURTON, INC.
HEARTLAND FUND IV – RACINE WILMANOR, INC.
HEARTLAND WATER TOWER, INC.
HEARTLAND HEARTS MANAGING MEMBER, INC.
HEARTLAND – PHEASANT GLEN, INC.
HEARTLAND SPECIAL LIMITED, INC.
HEARTLAND FUND I, INC.
HEARTLAND FUND I - GRAND CHUTE, INC.
HEARTLAND FUND I - CUDAHY III, INC.

COMPANY NAME

HEARTLAND FUND I - RIVERPLACE, INC.
HEARTLAND FUND I - SUSSEX, INC.
HEARTLAND FUND I - WAUNAKEE, INC.
HEARTLAND FUND I - EAU CLAIRE OAKWOOD, INC.
HEARTLAND – BEECH GROVE, INC.
HEARTLAND – LANDINGS, INC.
HEARTLAND – ORCHARD PLACE, INC.
HEARTLAND – TIMBER TRAILS, INC.

EXHIBIT I

FOREIGN UTILITY COMPANY FINANCIAL STATEMENTS

Alliant Energy Renewable Resources, Ltd.
Balance Sheet
December 31, 2002
(Currency - U.S. Dollar)

ASSETS

CURRENT ASSETS:				
Cash			$	16
INVESTMENTS:				
Investment in Renewable Energy & Energy Efficiency Fund for Emerging Markets, Ltd. (REEF)				-
TOTAL ASSETS			$	16

LIABILITIES AND EQUITY

LIABILITIES:				
Intercompany payable to Alliant Energy International, Inc.			$	-
COMMON EQUITY:				
Capital Stock and addititional paid-in capital		1,339,039		
Prior Years Retained Earnings/(Losses)	(1,087,678)			
Current Year Net Income/(Loss)	(251,345)	(1,339,023)		
				16
TOTAL LIABILITIES AND EQUITY			$	16
				-

G:\InternalReporting\INTERNATIONAL\CHINA\Renewable Resources\[FINSTMT02.xls]Inc Stmt

Alliant Energy Renewable Resources, Ltd.
Income Statement
December 31, 2002
(Currency - U.S. Dollar)

	Month Actual	Year-to-Date Actual
OPERATING REVENUE		
Other revenue	$ -	$ -
TOTAL OPERATING REVENUE	-	-
OPERATING EXPENSES		
Other operating expenses	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING INCOME	-	-
OTHER INCOME AND DEDUCTIONS		
Interest income - bank		16
Interest (expense) - Alliant Energy International, Inc.	-	-
Dividend income	-	-
Income/(loss) from equity investments	-	(251,361)
Foreign currency transaction gains/losses	-	-
TOTAL OTHER INCOME AND DEDUCTIONS	-	(251,345)
NET INCOME/(LOSS) BEFORE TAXES	-	(251,345)
INCOME TAXES		
Curent income tax expense	-	-
Deferred income tax expense	-	-
TOTAL INCOME TAXES	-	-
NET INCOME/(LOSS)	$ -	$ (251,345)

Auditor's Report

(Draft)

WXSSZ No. 050 (2002)

Anhui New Energy Heat & Power Co., Ltd.,

We are engaged to audit your balance sheet, ~~and~~ income statement and cash flow statement dated December 31, 2002. Your financial department prepares these statements and we are responsible for the auditing. The auditing is performed based on the "Independent Auditing Guidelines of Public Accountants of PRC". During the auditing, we performed all the necessary auditing procedures including random check of accounting records.

We hereby confirm that the above-mentioned statements are in line with the "Enterprise Accounting Guidelines" and the "Accounting System of Sino-foreign Joint Ventures of PRC". All the major aspect of the financial status and operational results by December 31, 2002 are reflected in the statements and the consistency is followed.

Anhui Xincheng Accounting Firm

Public Accountant of PRC

Bengbu, PRC

February 20, 2003

资 产 负 债 表（非金融类）
Balance Sheet

会外年企01表

编制单位：安徽新源热电有限公司 Prepared by: Anhui New Energy Heat & Power Co., Ltd.

单位：元 Unit: RMB

项 目	Item	No.	年初数/Initial Balance	年末数/Year-end Balance	项 目/Item		No.	年初数/Initial Balance	年末数/Year-end Balance
流动资产：	Working Capital	1			流动负债：	current liabilities	50		
货币资金	monetary capital	2	28,494,947.73	30,144,285.74	短期借款	short term loans	51	16,554,600.00	17,000,000.00
短期投资	short term investment	3			应付票据	notes payable	52		
应收票据	notes receivable	4			应付账款	accounts payable	53	6,694,496.35	10,906,776.19
应收股利	stock interest receivable	5			预收账款	advances from customers	54		
应收利息	interest receivable	6			应付工资	accrued payroll	55	3,966,103.21	
应收账款	accounts receivable	7	39,292,660.56	44,371,164.94	应付福利费	welfare fund payable	56	639,104.01	654,104.01
其他应收款	other money receivable	8	119,660.00	60,050.00	应付股利	stock interest payable	57		-0.01
预付账款	advances to suppliers	9	50,000.00	519,669.00	应交税金	taxes payable	58	3,249,472.82	4,929,615.04
应收补贴款	grants receivables	10			其他应交款	other payables	59	176,269.63	111,115.28
存货	inventory	11	11,622,941.49	12,492,440.46	其他应付款	other payables	60	1,306,037.53	6,924,656.09
待摊费用	expenses to be amortized	12	558,752.26	15,636.74	预提费用	set-aside expenses	61	1,478,131.00	2,153,600.00
一年内到期的长期债权投资	long term credit investment due in one yea	13			预计负债	estimated liabilities	62		
其它流动资产	other current assets	14			递延收益	deferred earnings	63		
		15			一年内到期的长期负债	long term liabilities due within one yea	64		5,600,000.00
		16			其他流动负债	other current liabilities	65		
流动资产合计	total of current assets	17	80,039,202.08	87,603,446.88	流动负债合计	current liabilities tota	66	34,486,414.55	48,691,866.60
长期投资：	long term investment:	18			长期负债：	long-term liabilities	67		
长期股权投资	long term equity investmen	19			长期借款	long term loans	68	66,136,426.00	54,717,000.00
长期债权投资	long term credit investment	20			应付债券	bond payable	69		
*合并价差	* incorporated price margin	21			长期应付款	long term payables	70		
		22			专项应付款	special payables	71		
		23			其他长期负债	other long term liabilities	72		
长期投资合计	total of long term investment	24			其中：待转销汇兑收益	including: exchange profi	73		
固定资产：	fixed assets:	25			长期负债合计	total of long term liabilities	74	66,136,426.00	54,717,000.00
固定资产原价	original cost of fixed assets	26	19[illegible]51[illegible],779.98	197,191,065.75	递延税项：	deferred tax charges:	75		
减：累计折旧	less: accumulated depreciation	27	14,776,565.66	29,567,838.95	递延税款贷项	deferred taxation debit	76		
固定资产净值	net value of fixed assets	28	179,742,214.32	167,623,226.80	负债合计	liability tota	77	100,622,840.55	103,408,866.60
减：固定资产减值准备	less: provision for fixed asset price fal	29			*少数股东权益		78		
固定资产净额	net amount of fixed assets	30	179,742,214.32	167,623,226.80	所有者权益（或股东权益）：	Owners' (or shareholders') interes	79		
工程物资	project materials	31			实收资本（或股本）	paid-in capital (capital stock'	80	157,270,600.00	165,534,900.00
在建工程	project under construction	32	139,000.00	692,807.95	中方投资（非人民币本期末余额600万美圆）	Investment by Chinese Party (ending balance of 6,000,000 USD	81	49,664,400.00	49,664,400.00
固定资产清理	clearance of fixed assets	33			外方投资（非人民币本期末余额1400万美圆）	Investment by Foreign Parties (ending balance of 14,000,000 USD	82	107,606,200.00	115,870,500.00
		34			减：已归还投资	less: investment recoverec	83		14,646,864.00
		35			实收资本（或股本）净额	net of paid-in capital (capital stock'	84	157,270,600.00	150,888,036.00
固定资产合计	total of fixed assets	36	179,881,214.32	168,316,034.75	资本公积	contributed surplus	85	529,654.57	529,654.57
无形资产及其他资产：	intangible assets & other assets	37			盈余公积	surplus	86		
无形资产	intangible assets	38	31,227,735.00	29,584,170.00	其中：法定盈余公积	in which: legal surplus	87		
长期待摊费用	long-term expenses to be amortized	39		1,336,129.73	法定公益金	legal public welfare fund	88		
其他长期资产	other long-term assets	40			任意盈余公积	voluntary surplus public reserve fun	89		
其中：待转销汇兑损失	including: exchange loss	41			储备基金	reserve fund	90		
		42			企业发展基金	enterprise development fund	91		
		43			利润归还投资	investment recovery by profit	92		
无形资产及其他资产合计	total of intangible assets & other assets	44	31,227,735.00	30,920,299.73	本年利润	this year profit	93		
递延税项：	deferred taxations:	45			*未确认的投资损失（以"-"号填列）	*investment loss not confirmed (indicated with "-"	94		
递延税款借项	deferred taxations debit	46			未分配利润	undistributed profit	95	32,725,056.28	32,015,224.19
		47			货币换算差额	difference of currency conversion	96		
		48			所有者权益（或股东权益）合计	total of owners' (or shareholders') interes	97	190,525,310.65	183,430,914.76
资 产 总 计	assets total	49	291,148,151.40	286,839,781.36	负债和所有者权益总计	total of liability & owners' (or shareholders') interes	98	291,148,151.40	286,839,781.36

496,662

182,934,253

利 润 表（非金融类）

2002 年度/2002 Fiscal Year

Profit & Loss (Non- financial Category)

会外年企02表

编制单位：安徽新源热电有限公司　Prepared by: Anhui New Energy Heat & Power Co. Ltd.

单位：元　Unit: RMB

项　目	Item	No.	上年数 /Last Year	本年数 /This Year
一、主营业务收入	1. Major Business Income	1	187,527,000.74	197,233,716.44
其中：出口产品（商品）销售收入	Including: Product Export Sales Revenue	2		
减：主营业务成本	Minus: Major Business Cost	3	136,510,169.46	147,316,772.77
其中：出口产品（商品）销售成本	Including: Product Export Sales Cost	4		
主营 业务税金及附加	Major Business Taxation and Additions	5		
二、主营业务利润	2. Major Business Profit	6	51,016,831.28	49,916,943.67
加：其它业务利润	Plus: Other Business Profit	7		
减：营业费用	Minus: Operating Cost	8	1,191,265.14	1,285,144.00
管理费用	G & A Cost	9	11,009,082.84	12,472,123.22
财务费用	Financial Cost	10	5,058,998.35	4,622,567.12
其中：利息支出（减利息收入）	Including: Interest Expenses (Minus Interest Income)	11	5,058,998.35	4,619,839.13
汇兑损失（减汇兑收益）	Exchange Loss (Minus exchange profit)	12		
三、营业利润	3. Business Profit	13	33,757,484.95	31,537,109.33
加：投资收益	Plus: Investment Income	14		
补贴收入	Income from Grants	15		
营业外收入	Income from Outside Business	16		
减：营业外支出	Minus: Expense for Outside Business	17	193,324.66	496,885.14
四、利润总额	4. Gross Profit	18	33,564,160.29	31,040,224.19
减：所得税	Minus: Income Tax	19		
*少数股东损益	*Minor Shareholders' Profit & Loss	20		
加：*未确认的投资损失	Plus: Investment Loss not Confirmed	21		
五、净利润	5. Net Profit	22	33,564,160.29	31,040,224.19

Δ 496,663

现 金 流 量 表

Cash Flow 2002

会外年报03表

编制单位：安徽新能热电有限公司 | Prepared by Anhui New Energy Heat & Power Co., Ltd. | 单位：元 Unit: RMB

项 目	Item	No.	金 额/Amount	项 目	Item	No.	金 额/Amount
一、经营活动产生的现金流量：	1. Cash flow resulted from operations	1		补充资料	Supplementary	35	
销售商品、提供劳务收到的现金	Cash received by sales of products and services	2	203,138,237.59	1、将净利润调节为经营活动现金流量：	1. Net profit converted into cash flow of operational activities	36	
收到的税费返还	Tax refund received	3		净利润	Net profit	37	31,040,224.19
收到的其他与经营活动有关的现金	Other cash received related to operations	4	1,915,807.00	加：计提的资产减值准备	Plus: set-aside asset depreciation reserve	38	25,520.02
现金流入小计	Subtotal of cash inflow	5	205,054,044.59	固定资产折旧	Fixed asset depreciation	39	15,007,851.59
购买商品、接受劳务支付的现金	Cash paid for purchase of products and services	6	105,819,389.42	无形资产摊销	Intangible asset amortization	40	1,843,585.00
支付给职工以及为职工支付的现金	Cash paid to employees and for employees	7	22,074,359.19	长期待摊费用摊销	Amortization of long-term expenses to be amortized	41	22,846.27
支付的各项税费	Taxes and fees paid	8	15,633,599.49			42	
支付的其他与经营活动有关的现金	Other cash paid for activities related to operations	9	10,179,619.80			43	
现金流出小计	Subtotal of cash outflow	10	153,307,107.38	待摊费用减少（减：增加）	Decrease of expenses to be amortized (minus: increase)	44	543,118.84
经营活动产生的现金流量净额	Net cash flow resulted from operations	11	51,746,937.19	预提费用增加（减：减少）	Increase of set-aside expenses (minus: decrease)	45	675,469.00
二、投资活动产生的现金流量：	2. Cash flow resulted from investment activities	12		处置固定资产、无形资产和其他长期资产的损失（减：收益）	Losses resulted from disposal of fixed assets, intangible assets and other long-term assets (minus: income)	46	
收回投资所收到的现金	Cash received by investment recovery	13		固定资产报废损失	Losses resulted from fixed asset retirement	47	490,865.14
取得投资收益所收到的现金	Cash received by recovering investment income	14		财务费用	Financial cost	48	
处置固定资产、无形资产和其他长期资产所收回的现金净额	Net cash received by disposal of fixed assets, intangible assets and other long-term assets	15		投资损失（减：收益）	Investment loss (minus: income)	49	
收到的其他与投资活动有关的现金	Other cash received related to investment activities	16	205,517.20	递延税款贷项（减：借项）	Deferred taxation credit (minus: debit)	50	
现金流入小计	Subtotal of cash inflow	17	205,517.20	存货的减少（减：增加）	Decrease of inventory (minus: increase)	51	-959,498.97
购建固定资产、无形资产和其他长期资产所支付的现金	Cash paid for purchase of fixed assets, intangible assets and other long-term assets	18	1,193,903.76	经营性应收项目的减少（减：增加）	Decrease of operational receivables (minus: increase)	52	-5,498,673.39
投资所支付的现金	Cash paid for investment	19		经营性应付项目的增加（减：减少）	Increase of operational payables (minus: decrease)	53	7,349,907.40
支付的其他与投资活动有关的现金	Other cash paid for activities related to investment	20		其他	Miscellaneous	54	1,899,735.38
现金流出小计	Subtotal of cash outflow	21	1,193,903.76	经营活动产生的现金流量净额	Net cash flow resulted from operational activities	55	51,746,937.18
投资活动产生的现金流量净额	Net cash flow resulted from investment activities	22	-988,386.56	2、不涉及现金收支的投资和筹资活动：	2. Investment and financing activities not relating to cash revenue and expenditure	56	
三、筹资活动产生的现金流量：	3. Cash flow resulted from financing activities	23		债务转为资本	Debt turned to capital	57	
吸收投资所收到的现金	Cash received from investment	24	8,264,300.00	一年内到期的可转换公司债券	Convertible company bonds due in one year	58	
借款所收到的现金	Cash received from borrowings	25	17,000,000.00	融资租入固定资产	Fixed assets leased by financing	59	
收到的其他与筹资活动有关的现金	Other cash received from activities related to financing	26				60	
现金流入小计	Subtotal of cash inflow	27	25,264,300.00			61	
偿还债务所支付的现金	Cash paid for debt repayment	28	22,174,228.00			62	
分配股利、利润或偿付利息所支付的现金	Cash paid for distribution of dividend, profit or interest	29	37,550,412.62	3、现金及现金等价物净增加情况：	3. Net increase of cash and cash equivalence	63	
支付的其他与筹资活动有关的现金	Other cash paid for activities related to financing	30	14,648,964.00	现金的期末余额	Ending balance of cash	64	30,144,285.74
现金流出小计	Subtotal of cash outflow	31	74,373,603.62	减：现金的期初余额	Minus: initial balance of cash	65	28,494,947.73
筹资活动产生的现金流量净额	Net cash flow resulted from financing activities	32	-49,109,303.62	加：现金等价物的期末余额	Plus: ending balance of cash equivalence	66	
四、汇率变动对现金的影响	4. Influence of exchange rate change on cash	33		减：现金等价物的期初余额	Minus: initial balance of cash equivalence	67	
五、现金及现金等价物净增加额	5. Net increase of cash and cash equivalence	34	1,649,338.01	现金及现金等价物净增加额	Net increase of cash and cash equivalence	68	1,649,338.01

Anhui New Energy Heat & Power Co., Ltd.
Financial Statement
Explanatory Note

Unit: RMB

I. Brief Introduction of ANE

Anhui New Energy Heat & Power Co., Ltd. ("ANE") is a joint venture established by Interstate Energy Corporation, Pte ("Interstate"), TransPacific Capital LLC ("TPC") and Bengbu Thermal Power Plant ("Bengbu Thermal") with the approval of Anhui Foreign Economic and Trade Commission (WWJMZ No. 093 [2000], "Approval of Establishment of Anhui New Energy Heat & Power Co., Ltd.") on December 5, 2002. The business license is coded QZWBZFZ No. 000244. The total investment is 29,990,000 USD and the registered capital is 20,000,000 USD. The cooperation term is 20 years. The business address is 220 Long March Road, Bengbu City.

The business scope of ANE includes the development and cooperation of combined heat and power facility, i.e., operation, management, production and sale of electricity and steam.

II. Major Accounting System

1. Accounting System

ANE adopts the "Enterprise Accounting System" and its supplementary regulations.

2. Accounting Year

The accounting year of ANE starts as of January 1 and ends on December 31.

3. Accounting Principle and Valuation Basis

Accrual system is taken as the accounting principle and the actual cost is the valuation basis.

4. Standard Currency for Accounting and Foreign Exchange Conversion

RMB is the standard currency for accounting. All the foreign currency related business is converted based on the middle price of RMB on the specific day announced by the People's Bank of China. At the term end, the balance of the foreign exchange account is adjusted based on the exchange rate on that specific day and the difference is considered as part of the financial cost of that term.

5. Bad Debt

ANE reserves 5‰ of the balance of the account receivables at year-end as the bad debt allowance.

6. Inventory Accounting

Actual cost method is adopted for the material accounting. 50%-50% amortization method is taken for the low-value consumables accounting.

7. Fixed Assets Accounting

Straight-line depreciation of fixed assets is adopted and the depreciation is calculated based on the following guidelines:

(1) According to Article 10.4 of the approved articles of association (approval WWJMZZ No. 093 [2000]), "fixed assets shall be depreciated in 13 years without residue" (approved by Bengbu Municipal Treasury Bureau in CGZ No. 5 [2002]).

(2) The new fixed assets shall be depreciated according to the "Financial Management Rules for Foreign-invested Enterprises of PRC" as follows:

Fixed Assets Category	Depreciation Limit	Depreciation Rate (per year)
Buildings and Structures	20	4.75%
Equipment and Machinery	10	9.5%
Transportation Equipment	5	19%

8. Intangible Assets Accounting

Land use rights will be straight-line amortized in 20 years as of January 2002.

9. Income Confirmation Principle

Product sales: Business revenue is considered to realize as of the delivery of product and the transfer of product ownership, and receipt of sales revenue or evidence to collect sales revenue.

Service income: The income from service or labor is considered to realize when the labor or service is provided, compensation is received or evidence to collect compensation is received.

10. Taxation

Taxation	Tax Rate (%)
VAT	13 (steam)
VAT	17 (electricity)
Business Tax	5
Enterprise Income Tax	0% for 2002 and 2002, 50% of the regular rate for 2003, 2004 and 2005

Note: Tax preferential approval: BGSH No 83 (2002)

11. Investment Recovery and Profit Distribution

Investment Recovery:

According to the articles of association and approval of Anhui Provincial Treasury Bureau, the depreciation in 2002 shall be distributed to the parties as follows:

Interstate Energy:	91.43%
TPC:	8.57%

Profit Distribution: Based on the board resolution and Articles of Association (The board meeting on the 2002 profit distribution is not held yet.)

III. Explanation on Financial Statement

A. Explanation on Balance Sheet

1. Money Capital

The balance by December 31, 2002 is 28,494,947.73 RMB, in which:

Cash	6,211.14
Bank deposit	30,138,074.60
Including: RMB deposit	30,138,074.60
USD deposit (USD0.00)	0

2. Account Receivables

The balance of account receivables by December 31, 2002 is 44,594,135.62 RMB.

(1) Aging schedule

Age	Amount	Percentage
< 1 year	44,594,135.62	100%
1 ~ 2 years	0.00	
> 3 years	0.00	
Total	44,594,135.62	100%

(2) Regional schedule

Domestic account receivables	44,594,135.62
Foreign account receivables	0.00

(3) Large-volume account receivables analysis

Account receivables	Amount
Bengbu Power Supply Bureau	24,644,670.54
Long March	16,473,229.12
BBCA	3,455,220.00

3. Bad Debt Allowance

The balance of bad debt allowance by December 31, 2002 is 222,970.68 RMB.

,005

4. Prepayment

The balance of prepayment by December 31, 2002 is 519,869.00 RMB and aging schedule as follows:

Age	Amount	Percentage
< 1 year	519,869.00	100%
1 ~ 2 years		
Total	519,869.00	100%

5. Other account receivables

The balance by December 31, 2002 is 60,050.00 RMB and aging schedule as follows:

Age	Amount	Percentage
< 1 year	60,050.00	100%
1 ~ 2 years		
> 3 years		
Total	60,050.00	100%

6. Inventory

The balance by December 31, 2002 is 12,492,440.46 RMB, in which:

Item	Amount
Materials	8,364,757.67
Low-value consumables	317,806.43
Fuel	3,809,876.36
Total	12,492,440.46

7. Expenses to be amortized

The balance by December 31, 2002 is 15,636.74 RMB, in which:

Expenditure	Balance at beginning of year	Increase in this year	Amortization of this year	Balance at year end
Office supplies	9,930.81	43,429.89	37,723.96	15,636.74 ✓

8. Fixed assets

The balance by December 31, 2002 is 197,191,065.75 RMB.

Fixed assets category	Beginning Value	Increase in this year	Decrease in this year	Closing Value
Buildings & Structures	70,663,464.95	98,856.00	423,643.34	7,033,867.61
Machinery & equipment	122,340,534.90	2,790,230.20	318,257.09	124,812,508.01
Transportation equipment	1,514,780.13	525,100.00	0.00	2,039,880.13
Total	194,518,779.98	3,414,186.20	741,900.43	197,191,065.75

$ 414.434 (89.6227 322,812 Net

9. Accumulated depreciation

The balance by December 31, 2002 is 29,567,838.95~~29,071,176.59~~ RMB.

Fixed assets category	Beginning value	Increase in this year	Decrease in this year	Closing Value
Buildings & constructions	3,925,333.08	3,926,509.18	72,437.86	7,779,404.40
Machinery & equipment	10,723,584.62	11,176,569.06	482,481.75	21,147,671.93
Transportation equipment	127,647.96	243,114.66	0.00	370,762.62
Total	14,776,565.66	15,346,192.90	554,919.61	29,567,838.95

The depreciation ✓ of [redacted] assets withdrew this ✓ year 14,668,042.97~~14,171,380.61~~ RMB.

Δ 496662.36

10. Projects under construction

The balance by December 31, 2002 is 692,807.95 RMB.

Item	Beginning balance	Increase in this year	Decrease in this year	Closing balance
Double-seat valves for Turbine #3	139,000.00	0.00	0.00	139,000.00
1×50 MW Expansion	0.00	388,326.20	0.00	388,326.20
#3 Backup Boiler	0.00	165,481.75	0.00	165,481.75
Total	139,000.00	553,807.95	0.00	692,807.95

11. Intangible assets

The balance by December 31, 2002 is 29,584,170.00 RMB.

The land use right contributed by Bengbu Thermal Power Plant (32,871,300.00 RMB) as stipulated in the Articles of Association shall be amortized in 20 years (136,963.75 RMB per month). Therefore, 1,643,565.00 RMB shall be amortized in 2002.

12. Long-term Expenses to be Amortized

The balance by December 31, 2002 is 1,336,129.73 RMB.
The office decoration expense (1,358,776.00 RMB) of this year will be amortized in five years (22,646.27 RMB per month). Therefore, 22,646.27 RMB will be amortized this year.

13. Short-term borrowings

The balance by December 31, 2002 is 17,000,000.00 RMB. Details as follows:

Creditor	Ending balance	Term
CCB Bengbu Tushan Branch	17,000,000.00	1 year

14. Account payables

The balance by December 31, 2002 is 10,908,776.19 RMB, which are:

Creditor	Amount	Nature
Huainan Chenxuan Co., Ltd.	516,356.35	Payment for purchase
Huaibei Junrong Trade Company	553,257.56	Payment for purchase
Suzhou Bowen Trade Company	3,195,677.63	Payment for purchase
Bengbu Delixi Group	317,692.99	Payment for purchase
Bengbu Dahua Automatic Instrument Company	387,225.60	Payment for purchase
Bengbu Ruitai Trade Company	2,513,828.48	Payment for purchase
Wuxi Lianying Electric Power Equipment Company	508,052.93	Payment for purchase

15. Other Account Payable

The balance by December 31, 2002 is 10,908,776.19 RMB, which are:

Major Liability	Amount
Pension	1,012,744.04
Maintenance and Repair	715,856.00
BBCA	1,895,050.00
Supplemental Employee Medical Insurance	633,712.05
Ash Pit Service Fee and Coal Yard Lease Rental	968,756.00
Jiangsu Wujin Yaohua Decoration Co., Ltd.	758,776.00

16. Welfare payable:

The balance by December 31, 2002 is 864,104.01 RMB:

Item	Amount
Beginning balance	839,104.01
This year increase	25,000.00
Ending balance	864,104.01

17. Unpaid taxes:

The balance by December 31, 2002 is 4,929,615.04 RMB, all of which is VAT to be paid.

18. Other unpaid expenses:

The balance by December 31, 2002 is 111,115.28 RMB:

Category	Amount
Water conservancy fund	10,545.06
Inflation fund	20,566.53
Dyke fund	80,003.69
Total	111,115.28

19. Set-aside

The balance by December 31, 2002 is 2,153,600.00 RMB, which is the salary and welfare based on the total labor cost according to the Articles of Association (1,881,000.00 RMB for salary and bonus, 272,600.00 RMB for welfare).

20. Long-term borrowings

The balance by December 31, 2002 is 60,517,000.00 RMB:

Creditor	Amount
Cinda Hefei Office	60,517,000.00

(Including 5,800,000.00 RMB of long-term debt due in one year)

21. Paid-in capital

The balance by December 31, 2002 is 165,534,900.00 RMB:

Investor	Beginning value	Increase of this year	Ending balance	Reason of increase
Bengbu Thermal Power Plant	49,664,400.00	0.00	49,664,400.00	Investment
Interstate Energy	97,673,320.00	8,264,300.00	105,937,620.00	Investment
TransPacific Capital	9,932,880.00	0.00	9,932,880.00	Investment
Total	157,270,600.00	8,264,300.00	165,534,900.00	Investment

22. Returned Investment

The balance by December 31, 2002 is 14,648,864.00 RMB, including 1,255,408.00 RMB to TransPacific (8.57%) and 13,393,456.00 RMB to ~~Alliant~~ Interstate Energy (91.43%).

23. Contributed surplus:

The balance by December 31, 2002 is 529,654.57 RMB. There is no increase or decrease this year.

24. Undistributed profit:

The balance by December 31, 2002 is 32,511,886.55 RMB.

Beginning Balance	32,725,056.28
Plus: this year profit and loss	31,040,224.19 ~~31,536,886.55~~
Plus: last year other adjustment	975,000.00
Minus: this year distribution	32,725,056.28
Ending Balance	32,015,224.19 ~~32,511,886.55~~

Major OH Exp

B. Explanation on Profit and Profit Distribution

1. Major business revenues and business costs

The major business revenue in 2002 is 197,233,716.44 RMB and the major business cost is 147,316,772.77 ~~146,820,110.41~~ RMB, which are:

Major business category	Major business revenue	Business cost
Electricity	108,198,322.73	61,934,418.41 ~~61,715,886.97~~
Steam	89,035,393.71	85,382,354.36
Total	197,233,716.44	147,316,772.77

2. Business Cost

The business cost in 2002 is 1,285,144.00 RMB.

Item	Audited
Steam Network Service Fee	285,144.00
Electricity Interconnection Service Fee	1,000,000.00

3. General and Administration Cost

The General and Administration Cost in 2002 is 12,472,123.22 RMB, including:

Item	Amount
Office Expense	1,266,322.54
Travel	1,249,802.71
Employee Education	241,406.96
Repair	345,148.84
Amortization of Low-value Consumables	9,462.28
Labor Union	316,876.92
Board Meeting	750,438.00
Consultant Fees	12,000.00
Entertainment	1,013,297.36
House Reserves	1,469,916.00
Unemployment Insurance	147,266.91
Taxes and Funds	786,532.84
Pension	1,693,500.25
Amortization of Intangible Assets and Deferred Assets	2,131,065.00
Security and Fire Control	26,455.90
Bad Debt Allowance	25,520.03
Miscellaneous	987,110.68
Total	12,472,123.22

4. Financial cost

The amount is 4,622,567.12 RMB in 2002.

Item	Audited
Interest expenditure	~~5,037,574.03~~
Minus: Interest Income	421,934.90
Financial Institution Handling Fees	Δ = 2, 727. 99 ~~6,927.99~~

5. Non-business Expenses

The non-business expenses in 2002 are 496,885.14 RMB, which are mainly the fixed asset clearance losses. $60.024 Loss on FA Disposal

IV. Disclosure of Important Issues

1. On January 7, 2002, Interstate Energy made the second equity contribution (1,000.000 USD) and the "Capital Verification Report" (WXSYZ No. 005 [2002]) was issued by Anhui Xincheng Accounting Firm on January 17, 2002.

2. A bank borrowing of 77,517,000 RMB was made with the pledge of the tangible assets and land use rights.

Anhui New Energy Heat & Power Co., Ltd.
December 31, 2002

PARECER DOS AUDITORES INDEPENDENTES

Aos
Acionistas e Administradores da
Cat-Leo Energia S.A.
Cataguazes - MG

1. Examinamos o balanço patrimonial da CAT-LEO ENERGIA S.A. e controlada em conjunto, levantado em 31 de dezembro de 2002, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido (controladora) e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nosso exame foi conduzido de acordo com as normas brasileiras de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e o sistema contábil e de controles internos das Sociedades; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração das Sociedades, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Cat-Leo Energia S.A. e controlada em conjunto, em 31 de dezembro de 2002, o resultado de suas operações, as mutações de seu patrimônio líquido (controladora) e as origens e aplicações de seus recursos correspondentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

4. Conforme detalhado na nota explicativa nº. 5 às demonstrações financeiras, em 31 de dezembro de 2002, a Sociedade tem registrado, no ativo circulante consolidado e no realizável a longo prazo consolidado, contas a receber no montante total de R$1.429 mil e, no passivo circulante consolidado, valores a pagar no montante de R$1.450 mil, ambos relativos às transações de venda e compra de energia realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, com base em cálculos divulgados pelo MAE, juntamente com estimativas internas preparadas pela Administração. Esses valores podem estar sujeitos a modificação dependendo de decisão de processos judiciais em andamento movidos por empresas do setor, relativos a interpretação das regras do mercado em vigor.

5. Conforme descrito na nota nº. 1, a Sociedade já tem contratados recursos da ordem de R$27.000 mil que, juntamente com o apoio financeiro de seu acionista controlador, garantirão a conclusão dos investimentos em geração de energia elétrica que estão em

andamento. Adicionalmente, a controlada em conjunto Usina Termelétrica de Juiz de Fora S.A. concluiu a contratação, a partir de 2003, de quase a totalidade de sua capacidade instalada de geração de energia elétrica a uma tarifa que, segundo estudos e projeções realizados pela Administração, permitirá a geração de lucros.

6. As demonstrações financeiras referentes ao exercício findo em 31 de dezembro de 2001, apresentadas para fins de comparação, foram examinadas por outros auditores independentes que emitiram parecer de auditoria em 27 de março de 2002, sem ressalvas e incluindo parágrafos de ênfases mencionando que, as demonstrações financeiras referentes ao exercício findo em 31 de dezembro de 2000 não haviam sido examinadas por auditores independentes, e que os valores a receber relativos a energia comercializada no âmbito do MAE foram registrados com base em extratos fornecidos pelo ASMAE em 13 de março de 2002 e estavam sujeitos a ajustes decorrentes de novas determinações das autoridades reguladoras.

Rio de Janeiro, 24 de março de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/S-MG

Marcelo Cavalcanti Almeida
Contador
CRC – RJ 36.206 – 3/S-MG

CAT-LEO ENERGIA S.A.

CNPJ (MF) Nº 02.260.955/0001-03

Balanços patrimoniais em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

Ativo	CONTROLADORA 2002	CONTROLADORA 2001	CONSOLIDADO 2002	CONSOLIDADO 2001
Circulante				
Disponibilidades	69	24	90	708
Aplicações no mercado aberto	11,166	-	21,373	-
Contas a receber - concessionárias	941	-	7,350	4,340
Impostos a recuperar	1,750	187	3,678	3,538
Despesas antecipadas e outros	59	276	66	233
	13,985	487	32,557	8,819
Realizável a longo prazo				
Créditos com partes relacionadas	6,170	56,583	-	11,059
Impostos a recuperar	4,267	1,590	5,547	2,346
Créditos tributários	-	-	9,622	-
Bens destinados a alienação	-	-	-	3,076
Crédito a receber - gás combustível	-	-	4,465	-
Outros	-	-	897	-
	10,437	58,173	20,531	16,481
Permanente				
Investimento	-	12,889	-	-
Imobilizado	142,905	58,065	196,385	107,894
Diferido	-	-	405	275
	142,905	70,954	196,790	108,169
Total do Ativo	**167,327**	**129,614**	**249,878**	**133,469**

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.
CNPJ (MF) Nº 02.260.955/0001-03
Balanços patrimoniais em 31 de dezembro de 2002 e 2001
(Em milhares de reais)

Passivo

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Circulante				
Fornecedores	13,180	1,442	20,347	3,789
Empréstimos e financiamentos	1,406	58	3,201	58
Tributos e contribuições sociais	1,482	532	1,769	1,677
Juros sobre o capital próprio	-	495	-	495
Outras	458	230	651	250
	16,526	2,757	25,968	6,269
Exigível a longo prazo				
Fornecedores	-	-	11,779	-
Empréstimos e financiamentos	103,331	36	170,082	36
Impostos a recolher	125	-	1,309	1,263
Provisão para passivo a descoberto de investida	5,430	-	-	-
Outras contas a pagar	1,550	-	1,562	-
	110,436	36	184,732	1,299
Patrimônio líquido e recursos destinados a futuro aumento de capital				
Capital social	13,151	13,151	13,151	13,151
Reservas de lucros	-	1,543	-	623
Prejuízos acumulados	(15,184)	-	(16,371)	-
	(2,033)	14,694	(3,220)	13,774
Recursos destinados a aumento capital	42,398	112,127	42,398	112,127
	40,365	126,821	39,178	125,901
Total do Passivo	**167,327**	**129,614**	**249,878**	**133,469**

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.

CNPJ (MF) Nº 02.260.955/0001-03

Demonstrações do resultado
para os exercícios findos em 31 de dezembro de 2002 e 2001
(Em milhares de reais, exceto valores por ação)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Receita operacional bruta				
Fornecimento de energia elétrica	7,509	2,550	30,052	6,891
Serviços prestados	772	2,399	1,281	-
	8,281	4,949	31,333	6,891
Deduções à receita operacional				
Impostos incidentes sobre vendas (Pis, Cofins e ISS)	352	298	1,176	249
Receita operacional líquida	**7,929**	**4,651**	**30,157**	**6,642**
Despesa operacional				
Pessoal	1,017	439	1,687	354
Material	27	220	131	130
Serviços de terceiros	351	607	1,485	114
Energia elétrica comprada para revenda	1,122	-	3,504	-
Matéria prima adquirida (combustível)	-	-	13,869	1,395
Transporte de potência elétrica	277	217	1,290	381
Depreciação e amortização	623	318	3,381	540
Outras despesas	58	113	607	95
	3,475	1,914	25,954	3,009
Resultado do serviço	**4,454**	**2,737**	**4,203**	**3,633**
Receita (despesa) financeira				
Receita de aplicações financeiras	726	-	1,617	-
Encargos de dívidas	(4,927)	-	(30,327)	-
Transferência para imobilizado em curso	2,924	-	2,924	-
Juros sobre o capital próprio	-	(582)	-	(582)
Despesas financeiras líquidas	(1,492)	(169)	(4,234)	(57)
	(2,769)	(751)	(30,020)	(639)
Resultado de equivalência patrimonial	(18,319)	182	-	-
Lucro (prejuízo) operacional	**(16,634)**	**2,168**	**(25,817)**	**2,994**
Resultado não operacional	699	76	(7)	(1,501)
Lucro (prejuízo) antes da contribuição social, imposto de renda, participações e reversão dos juros sobre o capital próprio	**(15,935)**	**2,244**	**(25,824)**	**1,493**
Imposto de renda e contribuição social	(792)	(644)	8,830	(813)
Lucro (prejuízo) antes das participações e da reversão dos juros sobre o capital próprio	**(16,727)**	**1,600**	**(16,994)**	**680**
Participações dos administradores e empregados	-	(100)	-	(100)
Reversão dos juros sobre o capital próprio	-	582	-	582
Lucro (prejuízo) líquido do exercício	**(16,727)**	**2,082**	**(16,994)**	**1,162**
Lucro (prejuízo) líquido por ação - R$	(1.272)	0.158		

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.
CNPJ (MF) Nº 02.260.955/0001-03

Demonstrações do resultado
para os exercícios findos em 31 de dezembro de 2002 e 2001
(Em milhares de reais, exceto valores por ação)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Receita operacional bruta				
Fornecimento de energia elétrica	7,509	2,550	30,052	6,891
Serviços prestados	772	2,399	1,281	-
	8,281	4,949	31,333	6,891
Deduções à receita operacional				
Impostos incidentes sobre vendas (Pis, Cofins e ISS)	352	298	1,176	249
Receita operacional líquida	**7,929**	**4,651**	**30,157**	**6,642**
Despesa operacional				
Pessoal	1,017	439	1,687	354
Material	27	220	131	130
Serviços de terceiros	351	607	1,485	114
Energia elétrica comprada para revenda	1,122	-	3,504	-
Matéria prima adquirida (combustível)	-	-	13,869	1,395
Transporte de potência elétrica	277	217	1,290	381
Depreciação e amortização	623	318	3,381	540
Outras despesas	58	113	607	95
	3,475	1,914	25,954	3,009
Resultado do serviço	**4,454**	**2,737**	**4,203**	**3,633**
Receita (despesa) financeira				
Receita de aplicações financeiras	726	-	1,617	-
Encargos de dívidas	(4,927)	-	(30,327)	-
Transferência para imobilizado em curso	2,924	-	2,924	-
Juros sobre o capital próprio	-	(582)	-	(582)
Despesas financeiras líquidas	(1,492)	(169)	(4,234)	(57)
	(2,769)	(751)	(30,020)	(639)
Resultado de equivalência patrimonial	(18,319)	182	-	-
Lucro (prejuízo) operacional	**(16,634)**	**2,168**	**(25,817)**	**2,994**
Resultado não operacional	699	76	(7)	(1,501)
Lucro (prejuízo) antes da contribuição social, imposto de renda, participações e reversão dos juros sobre o capital próprio	**(15,935)**	**2,244**	**(25,824)**	**1,493**
Imposto de renda e contribuição social	(792)	(644)	8,830	(813)
Lucro (prejuízo) antes das participações e da reversão dos juros sobre o capital próprio	**(16,727)**	**1,600**	**(16,994)**	**680**
Participações dos administradores e empregados	-	(100)	-	(100)
Reversão dos juros sobre o capital próprio	-	582	-	582
Lucro (prejuízo) líquido do exercício	**(16,727)**	**2,082**	**(16,994)**	**1,162**
Lucro (prejuízo) líquido por ação - R$	(1.272)	0.158		

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.

CNPJ (MF) Nº 02.260.955/0001-03

Demonstrações das mutações do patrimônio líquido
para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

	Capital social	Reservas de lucros: Estatutária	Reservas de lucros: Legal	Lucros (prejuízos) acumulados	Total
Saldos em 31 de dezembro de 2000	13,151	40	3	-	13,194
Lucro líquido do exercício	-	-	-	2,082	2,082
Proposta de destinação do lucro líquido do exercício:					
Reserva legal	-	-	104	(104)	-
Juros sobre o capital próprio atribuídos aos dividendos	-	-	-	(495)	(495)
Imposto de renda retido na fonte incidente sobre os juros sobre o capital próprio	-	-	-	(87)	(87)
Reserva estatutária	-	1,396	-	(1,396)	-
Saldos em 31 de dezembro de 2001	13,151	1,436	107	-	14,694
Prejuízo do exercício				(16,727)	(16,727)
Absorção de prejuízos	-	(1,436)	(107)	1,543	-
Saldos em 31 de dezembro de 2002	**13,151**	**-**	**-**	**(15,184)**	**(2,033)**

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.
CNPJ (MF) Nº 02.260.955/0001-03
Demonstrações das origens e aplicações de recursos
para os exercícios findos em 31 de dezembro de 2002 e 2001
(Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2002	**2001**	**2002**	**2001**
Origens de recursos				
Das Operações				
Lucro (prejuízo) líquido do exercício	(16,727)	2,082	(16,994)	1,162
Despesas (receitas) que não afetam o capital circulante:				
Depreciação e amortização	623	318	3,381	540
Valor residual de ativos baixados	-	-	247	-
Juros e variações monetárias itens de longo prazo	2,495	-	21,529	-
Imposto de renda e contribuição social diferidos	-	-	(9,622)	-
Equivalência patrimonial	18,319	(182)	-	-
Total oriundos das (aplicado nas) operações	4,710	2,218	(1,459)	1,702
Dos Acionistas				
Adiantamento para futuro aumento de capital	-	95,886	-	95,886
De Terceiros				
Financiamentos captados	102,022	36	149,672	36
Aumento do exigível a longo prazo	1,625	-	13,404	1,263
Redução do realizável a longo prazo	47,736	-	5,572	-
	151,383	36	168,648	1,299
Total da origens de recursos	**156,093**	**98,140**	**167,189**	**98,887**
Aplicações de recursos				
Créditos com partes relacionadas	-	56,583	-	11,059
No investimento	-	12,706	-	-
No imobilizado	85,463	28,443	92,085	78,473
No diferido	-	-	164	296
Restituição de adiantamentos de acionistas	69,729	-	69,729	-
No realizável a longo prazo	-	1,590	-	2,346
Transferencia do exigivel a longo prazo para o circulante	1,172	-	1,172	-
Bens destinados a alienação	-	-	-	3,076
Juros sobre o capital próprio e dividendos	-	582	-	582
Total das aplicações de recursos	156,364	99,904	163,150	95,832
Aumento (redução) do capital circulante líquido	**(271)**	**(1,764)**	**4,039**	**3,055**
Demonstração da variação do capital circulante líquido				
Ativo circulante:				
No início do exercício	487	577	8,819	578
No fim do exercício	13,985	487	32,557	8,819
	13,498	(90)	23,738	8,241
Passivo circulante:				
No início do exercício	2,757	1,083	6,269	1,083
No fim do exercício	16,526	2,757	25,968	6,269
	13,769	1,674	19,699	5,186
Aumento (redução) do capital circulante líquido	**(271)**	**(1,764)**	**4,039**	**3,055**

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S/A
CNPJ (MF) Nº 02.260.955/0001-03
Demonstrações das origens e aplicações de recursos
Exercícios findos em 31 de dezembro
(Em milhares de reais)

	2002 CAT-LEO	2002 UTE-JF	(-) 50% UTE JF	AJUSTE	CONSOLIDADO 2002
Origens de recursos					
Das Operações					
Lucro líquido do exercício	(16,727)	(36,637)	18,319	18,051	(16,994)
Despesas (receitas) que não afetam o capital circulante:					
Depreciação e amortização	623	5,298	(2,649)	(92)	3,180
Valor residual de ativos baixados	0	525	(263)		262
Juros e variações monetárias itens de longo prazo	2,495	38,332	(19,166)	(132)	21,529
Imposto de renda e contribuição social diferidos		(18,873)	9,437		(9,436)
Equivalência patrimonial	18,319	0	0	(18,319)	0
	4,710	(11,355)	5,678	(492)	(1,459)
Dos Acionistas					
Aumento de capital por subscrição	0	0	0		0
Adiantamento (devolução) para futuro aumento de capital	-	11,057	(5,529)	(5,528)	0
	0	11,057	(5,529)	(5,528)	0
De Terceiros					
Financiamentos captados	102,022	95,301	(47,651)		149,672
Aumento do exigível a longo prazo	1,625	23,559	(11,780)		13,404
Redução do realizável a longo prazo	47,736	0	0	(41,588)	6,148
	151,383	118,860	(59,431)	(41,588)	169,224
	156,093	**118,562**	**(59,282)**	**(47,608)**	**167,765**
Aplicações de recursos					
Créditos com partes relacionadas	0				
No investimento	0		0		0
No imobilizado	85,463	13,965	(6,983)	(360)	92,085
No diferido	0	331	(166)	(1)	164
No realizável a longo prazo	-	3,827	(1,914)	(1,913)	0
Transf. do exigível a longo prazo para o passivo circulante	1,172	90,669	(45,335)	(45,334)	1,172
Bens destinados a alienação	0	0	0		0
Juros sobre o capital próprio e dividendos	0		0		0
	86,635	108,792	(54,398)	(47,608)	93,421
Aumento (redução) do capital circulante líquido	**(271)**	**9,770**	**(4,884)**	**0**	**74,344**
Demonstração da variação do capital circulante líquido					
Ativo circulante:					
No início do exercício	487	16,752	(8,376)	(44)	8,819
No fim do exercício	13,985	38,295	(19,148)	1	33,133
	13,498	21,543	(10,772)	45	24,314
Passivo circulante:					
No início do exercício	2,757	7,110	(3,555)	(43)	6,269
No fim do exercício	16,526	18,883	(9,442)	1	25,968
	13,769	11,773	(5,887)	44	19,699
Redução do capital circulante líquido	(271)	9,770	(4,885)	1	4,615

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.

CNPJ (MF) N.° 02.260.955/0001-03

Notas explicativas às demonstrações financeiras para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

1 Contexto operacional

A Cat-Leo Energia S.A. ("Cat-leo" ou "Sociedade"), é uma produtora independente de energia elétrica, através de pequenas centrais hidrelétricas (PCH's), localizadas nos municípios de Santos Dumont e Manhuaçu, ambos no Estado de Minas Gerais, sendo sua capacidade instalada de 16 MW.

Em 31 de dezembro de 2002, a Cat-Leo apresenta o capital circulante líquido negativo no montante de R$2.541 (R$2.270 em 2001). Esse desequilíbrio deve-se ao volume significativo de recursos que a Sociedade vem aplicando nas plantas PCH's em construção. Para fazer face a continuidade dos investimentos já iniciados, a Sociedade conta com a liberação de recursos de financiamentos já contratados da ordem de R$27.000, bem como o apoio financeiro de seu acionista controlador.

A Cat-Leo, detém de forma compartilhada o controle acionário da Usina Termelétrica de Juiz de Fora S.A. ("UTE-JF" ou "controlada em conjunto"), produtora independente de energia termelétrica, através da combustão de gás natural, localizada no município de Juiz de Fora, no Estado de Minas Gerais. A UTE-JF iniciou suas atividades comerciais ao final de novembro de 2001, sendo sua capacidade instalada de 84 MW.

Devido aos preços da energia elétrica comercializada no âmbito do Mercado Atacadista de Energia Elétrica – MAE terem permanecido em um patamar muito baixo ao longo do exercício de 2002, a UTE-JF optou por gerar e despachar energia elétrica apenas nos meses de janeiro e fevereiro, paralisando suas operações durante o restante do exercício. Para fazer face aos compromissos relativos ao contrato bilateral de fornecimento de energia, a controlada em conjunto adquiriu no MAE a energia que deixou de ser gerada. A partir do exercício de 2003, a UTE-JF já tem contratada com parte relacionada quase a totalidade de sua capacidade de geração de energia elétrica a uma tarifa que permitirá a cobertura dos custos de geração de energia e proporcionará a lucratividade para realização dos ativos existentes.

A Administração da UTE-JF, baseada nas estimativas sobre os preços da energia praticados no MAE e projeções internas de resultado, espera que a controlada em conjunto reinicie a produção de energia a partir de 2004. Consequentemente, a UTE-JF deverá continuar adquirindo a energia elétrica no âmbito do MAE, em 2003, para atender os compromissos relativos ao contrato bilateral.

2 Apresentação das demonstrações financeiras

As demonstrações financeiras foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira e normas estabelecidas pela Agência Nacional de Energia Elétrica – ANEEL, preponderantemente o "Manual de Contabilidade de Serviço Público de Energia Elétrica", de aplicação compulsória a partir de 1° de janeiro de 2002.

3 Sumário das principais práticas contábeis

a) As aplicações no mercado aberto estão representadas por aplicações em fundos de curto prazo e certificados de depósitos bancários que estão registrados pelos valores atualizados na data do balanço;

b) Contas a receber - concessionárias engloba a energia elétrica faturada através de contrato bilateral e a energia elétrica comercializada no âmbito do Mercado Atacadista de Energia – MAE;

c) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada a 9%. No consolidado, os créditos tributários de imposto de renda e contribuição social diferidos em 31 de dezembro de 2002 foram constituídos sobre os prejuízos fiscais e base negativa existentes no encerramento do exercício e levam em consideração as regras de realização definidas pela instrução CVM nº 371/02;

d) O investimento em sociedade controlada em conjunto é avaliado pelo método de equivalência patrimonial;

e) O imobilizado está demonstrado pelo custo de aquisição e/ou valor de construção dos bens, deduzidos das depreciações calculadas pelo método linear, com base nos prazos de vida útil estimada dos bens;

f) Os juros e demais encargos e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, foram capitalizados e estão registrados neste subgrupo como custo;

g) O diferido no consolidado, refere-se às despesas pré-operacionais e aquisição de softwares, que estão sendo amortizados pelo prazo de 10 e 5 anos, respectivamente;

h) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

i) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

j) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço;

k) A preparação de demonstrações financeiras de acordo com as práticas contábeis adotadas no Brasil requer que a Administração da Sociedade se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações financeiras. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas.

(Em milhares de reais)

4 Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas de acordo com os critérios técnicos de consolidação previstos na Instrução CVM n.º 247/96 e, incluem as demonstrações financeiras da controlada em conjunto, UTE-JF. Por se tratar de um investimento compartilhado (cada sócio detém 50% do capital), a consolidação abrange 50% dos saldos das contas patrimoniais e de resultado dessa investida. As informações contidas nas notas explicativas referenciadas ao balanço consolidado, também refletem o mesmo percentual de participação.

A reconciliação entre o resultado do exercício e o patrimônio líquido da controladora e consolidado:

	2002		2001	
	Resultado do exercício	Patrimônio líquido	Resultado do exercício	Patrimônio líquido
Controladora	(16.727)	(2.033)	2.082	14.694
Lucros não realizados referentes a prestação de serviços, líquido de efeitos tributários	(267)	(1.187)	(920)	(920)
Consolidado	(16.994)	(3.220)	1.162	13.774

5 Contas a receber - concessionárias

Descrição	Controladora 2002	Consolidado 2002	Consolidado 2001
Contrato bilateral	941	6.496	411
Créditos com Mercado Atacadista de Energia - MAE	-	197	3.929
Encargos de Serviço Sistema a receber	-	1.232	-
	941	7.925	4.340
Curto prazo	941	7.350	4.340
Longo prazo (*)	-	575	-

(*) Relativo à parte de Encargos de Serviço de Sistema, que estão sendo registrados como longo prazo, na rubrica "Outros", já que dependem de aprovação final do Operador Nacional do Sistema – ONS sobre a forma de liquidação.

(Em milhares de reais)

	Controladora		Consolidado	
	2002	2001	2002	2001
Imposto sobre Circulação de Mercadorias e Serviços – ICMS	5.855	1.590	8.548	5.697
Imposto de Renda Retido na Fonte	17	-	163	-
Imposto de renda e contribuição social	-	-	369	-
Programa de Integração Social – PIS	3	2	3	2
Contribuição para a Seguridade Social – Cofins	-	7	-	7
Contribuições Previdenciárias	142	178	142	178
	6.017	1.777	9.225	5.884
. Parcela de curto prazo	1.750	187	3.678	3.538
. Parcela de longo prazo	4.267	1.590	5.547	2.346

Os créditos de ICMS são relativos às aquisições de ativo imobilizado (Cat-leo/UTE-JF) e gás combustível (UTE-JF). O Regulamento do ICMS/MG permite a transferência desses créditos para as concessionárias de energia elétrica situadas no território mineiro, na medida que os mesmos se tornem disponíveis.

7 Imposto de renda e contribuição social

A receita e a despesa de imposto de renda e contribuição social, apropriada no resultado do exercício, foi apurada conforme demonstrado a seguir:

	Controladora		Consolidado	
	2002	2001	2002	2001
Lucro (prejuízo) antes do imposto de renda e da contribuição social	(15.935)	2.244	(25.824)	1.493
Receita (despesa) de imposto de renda e da contribuição social calculados à alíquota efetiva	5.418	(763)	8.780	(508)
Ajustes:				
Resultado de equivalência patrimonial	(6.228)	62	-	-
Outros	18	57	50	(305)
Receita (despesa) de imposto de renda e contribuição social diferidos	(792)	(644)	8.830	(813)

Do saldo de crédito tributário de R$9.622 no consolidado, R$9.436 corresponde a UTE-JF que foi reconhecido ao longo do exercício, oriundo dos prejuízos incorridos em 2002. Os prejuízos dessa controlada em conjunto devem-se substancialmente ao fato de que cerca de 50% da capacidade

(Em milhares de reais)

instalada da UTE-JF não ter sido contratada. Conforme mencionado na nota 1, a partir do exercício de 2003 a UTE-JF já tem contratada quase a totalidade de sua produção, o que, segundo estudos e projeções da Administração da controlada em conjunto, juntamente com a entrada em operação do processo do ciclo de geração de energia combinado, no final de 2004, viabilizará o início da realização dos créditos fiscais constituídos.

A Administração, baseada nas projeções de resultados, que considera os aspectos acima mencionados, estima realizar os créditos tributários constituídos em 2002, como segue:

Período	Realização dos créditos fiscais
2005	2.277
2006	2.831
2007	2.508
2008	2.006
Total	9.622

8 Crédito a receber – gás combustível - consolidado

Conforme detalhado na nota 13, o contrato de compra de gás combustível firmado pela UTE-JF com a Companhia de Gás de Minas Gerais – Gasmig, estabelece que o volume de 70% do montante contratado, consumido ou não, devem ser liquidados "take-or-pay", ficando a UTE-JF com o direito de retirada desse gás durante o período de até 7 anos.

No exercício de 2002 foi adiantado o montante de R$4.465 (correspondente a participação da Sociedade), referente a gás combustível. Com base em projeções, a UTE-JF estima consumir o volume do gás adiantado dentro do referido período prescricional do crédito.

9 Bens destinados a alienação - consolidado

Durante o exercício de 2001, a UTE-JF adquiriu um gerador de energia elétrica pelo montante de R$3.076 (correspondente a participação da Sociedade). Posteriormente, a Administração reavaliou a estrutura de geração de energia e decidiu não mais utilizar o referido equipamento. Como conseqüência, em 31 de dezembro de 2001, a UTE-JF transferiu o bem do ativo imobilizado para o realizável a longo prazo para fins de alienação.

No exercício de 2002, a UTE-JF alienou o referido gerador de energia elétrica, tendo incorrido nessa operação em um prejuízo de R$706 (correspondente a participação da Sociedade), contabilizada na rubrica "resultado não operacional".

10 Investimentos - controladora

(Em milhares de reais)

Participação na controlada em conjunto Usina Termelétrica de Juiz de Fora S.A.

	2002	2001
Capital social	25.500	25.500
Quantidade de ações possuídas (mil)	12.750	12.750
Participação (%)	50%	50%
Lucro (prejuízo) do exercício	(36.637)	365
Patrimônio líquido	(10.859)	25.778
Resultado de equivalência patrimonial	(18.319)	182
Provisão sobre passivo a descoberto – Exigível a longo prazo	5.430	-
Investimento	-	12.889

Movimentação do investimento/provisão para passivo a descoberto

	2002	2001
Saldos em 31 de dezembro	12.889	1
Adição do exercício	-	12.706
Equivalência patrimonial	(18.319)	182
Saldos em 31 de dezembro	(5.430)	12.889

As ações da UTE-JF de propriedade da Sociedade estão dadas em garantia de empréstimos obtidos por essa controlada em conjunto (vide nota nº 15).

11 Transações com partes relacionadas

	Controladora			Consolidado	
	2002		2001	2002	2001
	Usina Termelétrica de Juiz de Fora	Companhia Força e Luz Cataguazes-Leopoldina	Total	Companhia Força e Luz Cataguazes-Leopoldina	Total
Saldos - ativo (passivo):					
.Contas a receber (nota nº 5)	-	941	-	6.496	411
.Adiantamento para futuro aumento de capital	5.528	(42.398)	(112.127)	(42.398)	(112.127)
.Adiantamentos - outros	642	-	56.583	-	11.059
Transações – receita (despesa):					
.Energia elétrica vendida	-	7.509	2.550	24.610	2.961
.Custo de uso e conexão do sistema elétrico	-	(277)	(198)	(954)	(381)

(Em milhares de reais)

.Aquisição de software	-	-	-	(98)	-
.Serviços administrativos	722	(48)	(222)	(116)	(222)
.Serviços de engenharia- custo do imobilizado de UTE-JF	603	-	2.399	-	-

Os serviços contratados junto às partes relacionadas foram realizados em condições usualmente praticadas no mercado.

Os adiantamentos a controladores/controlada em conjunto são remunerados a juros compatíveis de mercado. Aqueles destinados a futuro aumento de capital, não são remunerados.

12 Imobilizado

	Taxa anual de depreciação (%)	Controladora		Consolidado	
		2002	2001	2002	2001
Em serviço:					
Produção:					
Geração hidráulica	2,5 a 10	21.907	19.599	21.907	19.599
Geração térmica	5,0 a 10	-	-	54.692	48.782
Sistema de transmissão de conexão	2,5 a 10	1.964	1.768	3.278	2.787
Administração		190	-	218	-
		24.061	**21.367**	**80.095**	**71.168**
Depreciação acumulada:					
Produção:					
Geração hidráulica		(1.016)	(449)	(1.016)	(449)
Geração térmica		-	-	(2.894)	(199)
Sistema de transmissão de conexão		(71)	(17)	(101)	(19)
Administração		(2)	-	(3)	-
		(1.089)	**(466)**	**(4.014)**	**(667)**
Em curso:					
Produção:					
Geração hidráulica		114.435	35.425	114.435	35.425
Geração térmica		-	-	371	222
Sistema de transmissão de conexão		5.400	1.639	5.400	1.646
Administração		98	100	98	100
		119.933	**37.164**	**120.304**	**37.393**
		142.905	**58.065**	**196.385**	**107.894**

(Em milhares de reais)

13 Fornecedores

	Controladora		Consolidado	
	2002	2001	2002	2001
Fornecimento de gás combustível	-	-	17.350	1.450
Mercado Atacadista de Energia – MAE	-	-	1.450	-
Fornecedores de imobilizado e outros	13.180	1.442	13.326	2.339
Total	13.180	1.442	32.126	3.789
Parcela de curto prazo	13.180	1.442	20.347	3.789
Parcela de longo prazo	-	-	11.779	-

O contrato firmado entre a UTE-JF e o fornecedor de gás combustível prevê o consumo médio mensal de 15.460 mil m3, com cláusula "take or pay", isto é, 70% do gás contratado ("commodity"), o uso do gasoduto correspondente ao transporte e a margem de comercialização do distribuidor devem ser pagos ao fornecedor independente do consumo ter se realizado. Nesse caso, a parcela referente à quantidade de gás não consumida se reverterá em um crédito a ser consumido no período de até 7 anos. Já as parcelas não consumidas referentes ao transporte e a margem do distribuidor serão pagas, independentemente do consumo, não dando qualquer direito à compensação futura.

Durante o exercício de 2002, a UTE-JF não quitou os valores relativos aos compromissos firmados no contrato de fornecimento de gás combustível. No encerramento desse exercício, o montante devido de R$15.192, acrescido das multas e juros contratuais de R$2.158, totalizando R$17.350 (correspondente a participação da Sociedade) estava em processo adiantado de negociação junto ao fornecedor Companhia de Gás de Minas Gerais – Gasmig, para pagamento em 48 parcelas a partir de 2003, com encargos financeiros de IGP-M e juros de 12% a.a. Os valores devidos a Gasmig foram classificados entre curto e longo prazo já levando em consideração o sucesso dessa negociação de parcelamento.

Em 31 de dezembro de 2002, o passivo com o fornecedor de gás combustível foi registrado da seguinte forma:

Descrição	Valor
Gás combustível – ativo realizável a longo prazo (Nota 8)	4.465
Impostos a recuperar – ativo circulante	1.172
Transporte e margem do distribuidor – despesa operacional	9.555
Multas e juros incorridos – despesa financeira	2.158
	17.350

(Em milhares de reais)

para comercialização 270,0 Gwh (50,0 Gwh em 2001), correspondendo a uma receita de venda de energia no montante de R$7.509 (R$2.550 em 2001) na controladora e R$30.052 (R$6.891 em 2001) no consolidado.

18 Remuneração dos administradores

A rubrica "Despesa de pessoal", inclui o montante de R$195 (R$74 em 2001) na controladora e consolidado , referente a remuneração dos administradores.

19 Cobertura de seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

20 Instrumentos financeiros

Os valores contábeis dos instrumentos financeiros ativos e passivos encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado. A Sociedade e sua controlada em conjunto não operam com derivativos ou quaisquer outros ativos de risco.

PARECER DOS AUDITORES INDEPENDENTES

Aos
Acionistas e Administradores da
Companhia de Eletricidade de Nova Friburgo
Rio de Janeiro – RJ

1. Examinamos o balanço patrimonial da COMPANHIA DE ELETRICIDADE DE NOVA FRIBURGO, levantado em 31 de dezembro de 2002, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nosso exame foi conduzido de acordo com as normas brasileiras de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e o sistema contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Companhia de Eletricidade de Nova Friburgo, em 31 de dezembro de 2002, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

4. Conforme detalhado na nota explicativa nº. 4 às demonstrações financeiras, em 31 de dezembro de 2002, a Companhia tem registrado, no ativo circulante, valores a receber no montante de R$2.858 mil , relativos às transações de venda de energia realizada no âmbito do Mercado Atacadista de Energia Elétrica – MAE e, no passivo circulante, valores a pagar no montante de R$153 mil, relativo aos encargos de serviço sistema, ambos com base em cálculos preparados e divulgados pelo MAE. Esses valores podem estar sujeitos a modificação dependendo da decisão de processos judiciais em andamento movidos por empresas do setor, relativos a interpretação das regras do mercado em vigor.

A liquidação financeira desses valores, programada para 22 de novembro de 2002, foi p ostergada em razão de novo acordo entre as empresas do setor e o governo. Após 31 de dezembro e até a data deste parecer, a Sociedade recebeu R$711 mil. O sucesso dessa

negociação e liquidação depende da capacidade financeira das empresas do setor em honrar seus compromissos.

5. Em 21 de dezembro de 2001, foi editada a Medida Provisória nº. 14, convertida na Lei nº. 10.438, de 26 de abril de 2002, disciplinando, entre os assuntos, a recomposição do equilíbrio econômico-financeiro das empresas distribuidoras de energia elétrica, garantido nos contratos de concessão, em razão do Programa Emergencial de Redução do Consumo de Energia Elétrica. As informações detalhadas e os impactos sobre a situação patrimonial e financeira e no resultado das operações relativos ao Acordo Geral do Setor Elétrico estão divulgados na nota explicativa nº. 5 às demonstrações financeiras.

6. As demonstrações financeiras referentes ao exercício findo em 31 de dezembro de 2001, apresentadas para fins de comparação, foram examinadas por outros auditores independentes que emitiram parecer de auditoria em 27 de março de 2002, sem ressalvas e incluindo parágrafo de ênfase mencionando que os valores a receber relativos ao período de racionamento encontravam-se pendentes de revisão e homologação e os saldos de energia comercializada no âmbito do MAE foram registrados com base em dados preliminares fornecidos pelo ASMAE.

Rio de Janeiro, 24 de março de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/S-RJ

Marcelo C. Almeida
Contador
CRC-RJ 36206-3/0

Companhia de Eletricidade de Nova Friburgo

CNPJ (MF) Nº 33.249.049/0001-06
Balanços Patrimoniais em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

Ativo	2002	2001
Circulante		
Disponibilidades	749	206
Consumidores e concessionárias	10,343	6,762
Títulos de créditos a receber	1,235	1,495
Recomposição tarifária extraordinária	2,053	3,022
Provisão para créditos de liquidação duvidosa	(249)	(257)
Estoques	186	201
Impostos a recuperar	4,088	404
Despesas pagas antecipadamente	57	71
Outros créditos	1,611	-
	20,073	11,904
Realizável a longo prazo		
Recomposição tarifária extraordinária	10,084	6,044
Créditos tributários	1,088	1,118
Empréstimos com partes relacionadas	5,588	606
Depósitos judiciais	394	381
Impostos a recuperar	640	721
Programa emergencial de racionamento	2,418	1,436
Outros	371	62
	20,583	10,368
Permanente		
Investimentos	79	52
Imobilizado	35,193	34,371
Diferido	68	10
	35,340	34,433
TOTAL DO ATIVO	75,996	56,705

As notas explicativas são parte integrante das demonstrações financeiras.

Companhia de Eletricidade de Nova Friburgo

CNPJ (MF) Nº 33.249.049/0001-06

Balanços Patrimoniais em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

Passivo	2002	2001
Circulante		
Fornecedores	3,125	3,301
Empréstimos e financiamentos	6,427	5,597
Folha de pagamento	412	258
Tributos e contribuições sociais	3,369	2,972
Juros sobre o capital próprio/dividendos	2,451	2,684
Encargos do consumidor a recolher	709	252
Obrigações estimadas	213	199
Outras contas a pagar	1,662	699
	18,368	15,962
Exigível a longo prazo		
Fornecedores	860	706
Empréstimos e financiamentos	7,609	542
Imposto de renda diferido	3,617	222
Tributos e contribuições sociais	1,967	2,234
Provisões para contingências	1,547	1,092
Outras contas a pagar	1,907	506
	17,507	5,302
Patrimônio líquido		
Capital social	15,600	15,600
Reservas de capital	183	183
Reservas de lucros	24,338	8,669
Lucros acumulados	-	10,989
	40,121	35,441
TOTAL DO PASSIVO	75,996	56,705

As notas explicativas são parte integrante das demonstrações financeiras.

Companhia de Eletricidade de Nova Friburgo

CNPJ (MF) Nº 33.249.046/0001-06

DEMONSTRAÇÕES DO RESULTADO

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais, exceto o lucro líquido por ação)

	2002	2001
Receita operacional bruta		
Fornecimento de energia elétrica	55,547	51,296
Suprimento de energia elétrica	4,105	409
Outras	786	714
	60,438	52,419
Deduções à receita operacional		
ICMS faturado	11,608	9,562
Pis e Cofins	2,254	1,914
Quotas para reserva global de reversão	723	606
	14,585	12,082
Receita operacional líquida	45,853	40,337
DESPESA OPERACIONAL		
Pessoal	2,879	2,525
Material	495	718
Serviços de terceiros	7,466	6,857
Energia elétrica comprada para revenda	17,843	16,918
Transporte de potência elétrica	96	41
Depreciação e amortização	2,400	2,108
Quota para conta de consumo de combustível	2,662	1,999
Provisão para contingências	171	149
Outras despesas	959	787
	34,971	32,102
Resultado do serviço	10,882	8,235
Receita (despesa) financeira		
Variação monetária e acréscimo moratório de energia vendida	802	689
Encargos de dívidas	(1,827)	(471)
Transferência para imobilizado em curso	13	2
Juros sobre o capital próprio	(2,012)	(1,813)
Outras	(190)	(261)
	(3,214)	(1,854)
Resultado operacional	7,668	6,381
Receita não operacional	361	324
Despesa não operacional	(417)	(141)
	(56)	183
Lucro antes da contribuição social, imposto de renda, participações e reversão dos juros sobre o capital próprio	7,612	6,564
Imposto de renda e contribuição social	(2,517)	(2,099)
Lucro antes das participações e da reversão dos juros sobre o capital próprio	5,095	4,465
Participações de empregados e administradores	(415)	(300)
Lucro antes da reversão dos juros sobre o capital próprio	4,680	4,165
Reversão dos juros sobre o capital próprio	2,012	1,813
Lucro líquido do exercício	6,692	5,978
Lucro líquido por ação - R$	0.07	0.06

As notas explicativas são parte integrante das demonstrações financeiras.

Companhia de Eletricidade de Nova Friburgo
CNPJ (MF) Nº 33.249.046/0001-06
Demonstrações das origens e aplicações de recursos
para os exercícios findos em 31 de dezembro de 2002 e 2001
(Em milhares de reais)

	2002	2001
Origens de recursos		
Das operações		
Lucro líquido do exercício	6,692	5,978
Despesas (receitas) que não afetam o capital circulante:		
Depreciação e amortização	2,400	2,108
Valor residual de ativo permanente baixado	215	291
Juros e variações monetárias de itens de longo prazo	1,585	90
Recomposição tarifária extraordinária de longo prazo	(4,040)	(4,143)
Conta de variação de valores - CVA de longo prazo	-	(1,254)
Outros	201	442
	7,053	3,512
De terceiros		
Empréstimos captados	10,694	333
Contribuição de consumidores	1,499	478
	12,193	811
Total das origens	19,246	4,323
Aplicações de recursos		
No investimento	27	19
No imobilizado	4,936	5,641
No diferido	58	-
No realizável a longo prazo	6,183	815
Transferência do exigível a longo prazo para o circulante	267	207
Juros sobre o capital próprio	2,012	1,813
Total das aplicações	13,483	8,495
Aumento (redução) do capital circulante líquido	5,763	(4,172)
Demonstração da variação do capital circulante líquido		
Ativo circulante		
No início do exercício	11,904	8,252
No fim do exercício	20,073	11,904
	8,169	3,652
Passivo circulante		
No início do exercício	15,962	8,138
No fim do exercício	18,368	15,962
	2,406	7,824
Aumento (redução) do capital circulante líquido	5,763	(4,172)

As notas explicativas são parte integrante das demonstrações financeiras.

Companhia de Eletricidade de Nova Friburgo

CNPJ (MF) Nº 33.249.046/0001-06

Demonstrações das Mutações do Patrimônio Líquido

para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

	Reservas de capital			Reservas de lucros					
	Capital social	Remuneração de imobilizado em curso	Outras reservas de capital	Estatutária	Legal	Lucros a realizar	Retenção de lucros	Lucros acumulados	Total
Saldos em 01 de janeiro de 2001	15,600	179	4	3,561	594	2,905	-	8,433	31,276
Realização de reserva de lucros a realizar	-	-	-	-	-	(484)	-	484	-
Lucro líquido do exercício	-	-	-	-	-	-	-	5,978	5,978
Proposta de destinação do lucro líquido do exercício:									
Reserva legal	-	-	-	-	299	-	-	(299)	-
Juros sobre o capital próprio atribuídos aos dividendos	-	-	-	-	-	-	-	(1,541)	(1,541)
Imposto de renda retido na fonte incidente sobre os juros sobre o capital próprio	-	-	-	-	-	-	-	(272)	(272)
Reserva estatutária	-	-	-	1,794	-	-	-	(1,794)	-
Saldos em 31 de dezembro de 2001	15,600	179	4	5,355	893	2,421	-	10,989	35,441
Realização de reserva de lucros a realizar	-	-	-	-	-	(484)	-	484	-
Lucro líquido do exercício	-	-	-	-	-	-	-	6,692	6,692
Proposta de destinação do lucro líquido do exercício:									
Reserva legal	-	-	-	-	335	-	-	(335)	-
Juros sobre o capital próprio atribuídos aos dividendos	-	-	-	-	-	-	-	(1,710)	(1,710)
Imposto de renda retido na fonte incidente sobre os juros sobre o capital próprio	-	-	-	-	-	-	-	(302)	(302)
Reserva estatutária				2,008				(2,008)	
Retensão de lucros, conforme orçamento de capital	-	-	-	-	-	-	13,810	(13,810)	-
Saldos em 31 de dezembro de 2002	15,600	179	4	7,363	1,228	1,937	13,810	-	40,121

As notas explicativas são parte integrante das demonstrações financeiras.

1 Contexto operacional

A Companhia de Eletricidade de Nova Friburgo - CENF é uma concessionária de serviços públicos de energia elétrica, que atende a 76.971 consumidores (quantidade não auditada pelos auditores independentes) no município de Nova Friburgo, no Estado do Rio de Janeiro.

2 Apresentação das demonstrações financeiras

As demonstrações financeiras foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira e normas aplicáveis às concessionárias de Serviços Públicos de Energia Elétrica, estabelecidas pela Agência Nacional de Energia Elétrica – ANEEL, preponderantemente o "Manual de Contabilidade de Serviço Público de Energia Elétrica", de aplicação compulsória a partir de 1º de janeiro de 2002.

3 Sumário das principais práticas contábeis

a) Consumidores e concessionárias engloba o fornecimento de energia faturada e não faturada por estimativa, até o encerramento do balanço, reconhecidas pelo regime de competência;

b) A provisão para créditos de liquidação duvidosa foi constituída em bases consideradas suficientes para fazer face a eventuais perdas na realização dos créditos e levando em conta as instruções da ANEEL;

c) Os estoques estão valorizados ao custo médio da aquisição, que não excede seu valor de mercado;

d) Os investimentos estão contabilizados ao custo, corrigido monetariamente até 31 de dezembro de 1995;

e) O imobilizado está demonstrado ao custo, corrigido monetariamente até 31 de dezembro de 1995. As adições, a partir dessa data, estão contabilizadas ao custo. As depreciações são calculadas pelo método linear, com base no prazo de vida útil estimado dos bens e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso;

f) Os juros e demais encargos financeiros e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, foram capitalizados e estão registrados neste subgrupo como custo. A CENF optou por não mais capitalizar os juros sobre os investimentos em imobilizado em curso financiados com recursos próprios a partir de 1999;

g) O diferido está representado pelo custo de aquisição de software de manutenção de sistema corporativo. A amortização está sendo realizada pelo prazo de cinco anos;

h) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

i) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada à alíquota de 9%. Os créditos tributários de imposto de renda e contribuição social diferidos em 31 de dezembro 2002 e 2001 foram constituídos em conformidade com a Instrução CVM nº 371/02 e Deliberação CVM nº 273/97, respectivamente;

j) As contingências passivas estão provisionadas por valores julgados suficientes pelos administradores e assessores jurídicos para fazer face aos prováveis desfechos desfavoráveis;

k) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

l) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço;

m) A preparação das demonstrações financeiras de acordo com as práticas de contabilidade emanadas da legislação societária brasileira requer que a Administração da Companhia se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações financeiras. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações financeiras referem-se ao registro dos efeitos decorrentes da compra e venda de energia elétrica no Mercado Atacadista de Energia – MAE, Provisão para Créditos de Liquidação Duvidosa e Provisão para Contingências.

4 Consumidores e concessionárias

Classes de consumo	Saldos Vincendos	Vencidos até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos Há mais de 360 dias	Total 2002	Total 2001
Residencial	1.377	624	154	49	3	6	2.213	1.541
Industrial	679	138	54	47	-	-	918	609
Comércio, serviços e outras atividades	629	251	101	40	-	14	1.035	814
Rural	40	38	5	1	-	-	84	55
Poder público:								
Federal	5	3	1	2	1	-	12	18
Estadual	10	7	4	5	4	1	31	46
Municipal	59	38	21	25	19	5	167	249
Iluminação pública	217	216	216	-	-	-	649	1.651
Serviço público	111	-	-	-	-	81	192	407
Subtotal – consumidores	3.127	1.315	556	169	27	107	5.301	5.390
Concessionárias (*)	-	-	-	-	-	-	3.354	158
Fornecimento não faturado	-	-	-	-	-	-	1.688	1.214
Total	3.127	1.315	556	169	27	107	10.343	6.762

(*) Inclui energia vendida no Mercado Atacadista de Energia - MAE

O saldo da conta de consumidores e concessionárias inclui o registro dos valores referentes à comercialização de energia no âmbito do Mercado Atacadista de Energia – MAE no montante de R$2.858, relativos ao período de setembro de 2000 a dezembro de 2002, deduzido da liquidação parcial ocorrida em 30 de dezembro de 2002. Esses saldos foram apurados com base em cálculos preparados e divulgados pelo Mercado Atacadista de Energia - MAE. A liquidação financeira desses valores, incluindo os saldos registrados no passivo circulante de R$153, que inclui os encargos de serviço de sistema, estava programada para 22 de novembro de 2002, mas foi postergada em razão de novo acordo realizado entre as empresas do setor e o Governo. De acordo com o estabelecido nesse novo acordo, 50% do saldo líquido a receber/a pagar deveriam ter a liquidação iniciada até o fim do exercício de 2002 e o saldo remanescente liquidado após a conclusão dos trabalhos de auditoria a ser contratada para as contas do MAE.

A Resolução ANEEL nº 763 de 20/12/2002 em conjunto com os Despachos do MAE, estabeleceu a liquidação financeira das operações registradas no MAE, com o seguinte cronograma:

Créditos no MAE	Data de Liquidação
50% dos valores referentes a:	
• set/2000 a set/2002	dez/2002
• out/2002	jan/2003
• nov/2002	fev/2003
• dez/2002	fev/2003
Saldo remanescente	Após conclusão da auditoria a ser realizada nas contabilizações das operações registradas no MAE, com cronograma ainda a ser divulgado pelo MAE.

Até 31 de dezembro de 2002 a CENF recebeu R$561. De acordo com as regras desse mercado, o saldo a receber da primeira parcela não liquidado deverá ser negociado bilateralmente entre as empresas do setor.

Abaixo apresenta-se a posição junto ao MAE:

Composição dos créditos no MAE

Setembro/2000 a dezembro/2002:	
• Parcela liberada para liquidação	1.538
• Parcela vinculada a liminares concedidas	343
• Parcela retida (aguardando finalização de auditoria nas contas do MAE)	1.538
• Liquidações ocorridas em dezembro de 2002	(561)
Saldo em 31 de dezembro de 2002	2.858

Os valores da energia no curto prazo podem estar sujeitos a modificação dependendo de decisão dos processos judiciais em andamento, movido por determinadas empresas do setor, relativos a interpretação das regras do mercado em vigor. Essas empresas, não incluídas na área do racionamento, obtiveram liminar que torna sem efeito o Despacho nº. 288 da ANEEL, de 16 de maio de 2002, que objetivou o esclarecimento às empresas do setor sobre o tratamento e a forma de aplicação de determinadas regras de contabilização do MAE, incluídas no Acordo Geral do Setor Elétrico. O pleito dessas empresas envolve a comercialização da cota-parte de Itaipu no submercado Sudeste/Centro-Oeste durante o período de racionamento de 2001 a 2002, quando havia discrepância significativa de preços na energia de curto prazo entre os submercados.

5 Recomposição tarifária extraordinária

Com base nas disposições contidas na Lei nº 10.438, de 26 de abril de 2002, e na Resolução nº 91, da Câmara de Gestão da Crise de Energia Elétrica - GCE, de 21 de dezembro de 2001, e na Resolução nº 31, da ANEEL,de 24 de janeiro de 2002, foi instituída a recomposição tarifária extraordinária que está sendo efetivada por meio da aplicação de reajustes às tarifas de energia elétrica vigentes a partir 31 de dezembro de 2001, assim reconhecidas pela ANEEL:

a) 2,9% para os clientes residenciais e rurais (exceto baixa renda).
b) 7,9% para os demais clientes.

A referida recomposição visa o equilíbrio econômico-financeiro do contrato de concessão e foi implementada para suprir as perdas observadas em decorrência do Programa Emergencial de Redução do Consumo de Energia Elétrica, durante o período compreendido entre 01 de junho de 2001 e 28 de fevereiro de 2002 a saber:

a) Redução do consumo de energia elétrica do programa de racionamento no período;
b) Conta de Compensação de Variação de Itens da Parcela A ; e
c) Energia Livre – energia contratada pelos geradores para atender o período do Programa Emergencial. Conforme Resolução nº 36 de 29 de janeiro de 2003, alterada pela Resolução ANEEL nº 89 de 25 de fevereiro de 2003. Esses valores começarão a ser repassados aos geradores a partir de março de 2003.

Através das Resoluções nº 480, 481, 482 e 483 de agosto de 2002 da ANEEL, os valores homologados relativos à recomposição tarifária extraordinária, energia livre e parcela A, estão demonstrados a seguir:

	Recomposição tarifária	Energia livre	Parcela A	Total
Saldos em 31/12/2001	6.175	1.098	1.793	9.066
Ajuste conforme Resolução nº 480	1.031	-	-	1.031
Constituição conforme Resolução nº 481	2.059	(25)	-	2.034
Constituição Parcela A	-	-	122	122
Amortização	(2.046)	-	-	(2.046)
Atualização monetária	1.580	-	350	1.930

Saldos em 31/12/2002	8.799	1.073	2.265	12.137
Parcela de curto prazo	2.053	-	-	2.053
Parcela de longo prazo	6.746	1.073	2.265	10.084

A Resolução ANEEL nº 484 de 29 de agosto de 2002, estabeleceu a vigência do reajuste tarifário extraordinário – RTE nas tarifas de fornecimento de energia elétrica das concessionárias de distribuição de energia elétrica pelo prazo máximo de 69 meses. A administração da CENF baseada em projeções internas espera realizar todos os créditos dentro dos prazos definidos por essa Resolução.

O BNDES aprovou linha de crédito para financiamento dos valores de recuperação das perdas decorrentes do Programa de Racionamento. O montante liberado até 31 de dezembro de 2002 é de R$10.011.

6 Consumidores de baixa renda

A Lei nº 10.438, de 26 de abril de 2002, estabeleceu as diretrizes para enquadramento na subclasse residencial baixa renda, da unidade consumidora com consumo mensal inferior a 80kWh, tendo o Decreto nº 4.336, de 15 de agosto de 2002, ampliado a regulamentação de enquadramento, para unidades consumidoras com consumo mensal entre 80 e 220 kWh, desde que cumpridos certos requisitos.

Em decorrência de nova classificação, a concessionária procedeu o levantamento das perdas de receita, tendo sido apurado o montante de R$798 classificado na rubrica "Outros créditos" no ativo circulante. Esta receita será custeada com recursos financeiros oriundos do adicional de dividendos devidos à União pela ELETROBRÁS, associado às receitas adicionais auferidas pelas concessionárias geradoras, sob controle federal e na insuficiência dos referidos dividendos da Eletrobrás, com recursos da RGR – Reserva Global de Reversão. Simultaneamente, a CENF constituiu uma provisão no passivo circulante na conta "Outras contas a pagar" no montante de R$907, objetivando a devolução dos valores faturados dos consumidores que ainda não tinham sido remanejados para sub-classe baixa-renda de acordo com a legislação em vigor.

7 Títulos de créditos a receber

Correspondem às contas de energia elétrica em atraso, renegociadas com os consumidores através de Termos de Confissão de Dívida. Em 31 de dezembro de 2002, estes créditos montam em R$1.235 (R$1.495 em 2001) classificados no ativo circulante.

8 Impostos a recuperar

	2002	2001
.Imposto Sobre Circulação de Mercadorias e Serviços – ICMS	1.211	769
.Imposto de Renda a compensar	2.202	5

.Contribuição Social Sobre o Lucro a compensar	1.113	1
.Programa de Integração Social – PIS	93	96
.Contribuição para a Seguridade Social – COFINS	1	11
.Contribuições previdenciarias	108	243
	4.728	1.125
.Parcela de curto prazo	4.088	404
.Parcela de longo prazo	640	721

9 Créditos tributários

Representam créditos tributários oriundos de prejuízos fiscais e bases negativas de contribuição social. Os valores de imposto de renda e contribuição social que afetaram o resultado do exercício são demonstrados como segue:

	2002	2001
Lucro antes do imposto de renda e da contribuição social	7.612	6.564
Receita (despesa) de imposto de renda e da contribuição social calculados à alíquota efetiva	(2.588)	(2.232)
Ajustes:		
Itens permanentes	(149)	(56)
Outros	220	189
Receita (despesa) de imposto de renda e contribuição social diferidos	(2.517)	(2.099)
Crédito tributário reconhecido no balanço		
Base negativa de contribuição social	86	-
Diferenças temporárias		
Imposto de renda	778	869
Contribuição social	224	249
Total	1.088	1.118

Em 01 de julho de 2002, a CVM publicou a Instrução nº 371/2002, que estabelece novos critérios de avaliação e divulgação dos créditos fiscais diferidos. Baseada nas projeções de resultados, a Administração estima realizar os créditos fiscais no próximos exercício.

Em 31 de dezembro os saldos de imposto de renda e contribuição social diferidos – passivo, eram com segue:

Composição dos débitos tributários diferidos:	**2002**	**2001**
Lucro inflacionário de anos anteriores	246	330
Receita diferida da recomposição tarifária extraordinária - RTE	3.479	-
Realização no exercício	(108)	(108)
Total	3.617	222

10 Imobilizado

Composição dos saldos e taxas anuais médias de depreciação:

	Taxas anuais médias de depreciação (%)	2002	2001
Em serviço			
Produção			
Geração hidráulica	2,83	4.477	3.975
Sistema de transmissão de conexão	2,83	704	619
Distribuição			
Linhas, redes e subestações	5,29	43.056	39.280
Comercialização	4,03	5.018	4.857
Administração	15,35	799	562
		54.054	**49.293**
Depreciação acumulada			
Produção			
Geração hidráulica		(1.346)	(1.239)
Sistema de transmissão de conexão		(19)	(1)
Distribuição			
Linhas, redes e subestações		(14.274)	(12.508)
Comercialização		(2.096)	(2.033)
Administração		(236)	(135)
		(17.971)	**(15.916)**
Em curso			
Produção			
Geração hidráulica		413	680
Sistema de transmissão de conexão		739	87
Distribuição			
Linhas, redes e subestações		3.342	4.017
Comercialização		7	50
Administração		57	109
		4.558	4.943
Subtotal		**40.641**	**38.320**
Obrigações vinculadas à concessão		(5.448)	(3.949)
Total		**35.193**	**34.371**

Os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL n.º 20/99, regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o produto da alienação seja depositado em conta bancária vinculada até a definitiva aplicação na concessão.

As obrigações vinculadas à concessão (contribuições do consumidor), representam a participação de terceiros em obras para fornecimento de energia elétrica em áreas não incluídas nos projetos de expansão da CENF.

11 Transações com partes relacionadas

Apresentamos os saldos das operações efetuadas no exercício:

	2002	2001		
	Cia. Força e Luz Cataguazes-Leopoldina	Cia. Força e Luz Cataguazes-Leopoldina	Saelpa	Total
Saldos:				
Adiantamentos e empréstimos				
. A receber	5.588	278	328	606
Transações:				
. Serviços contratados	(6.032)	(5.826)	-	(5.826)
. Aluguel de equipamentos	(48)	-	-	-
. Receita financeira	148	274	14	288

As transações de adiantamento e empréstimos são remuneradas a juros compatíveis de mercado.

Os serviços contratados, referentes às áreas administrativas e apoio, foram realizados em condições usualmente praticadas e estão registrados como despesa na rubrica serviços de terceiros.
As transações estão suportadas por contratos que foram submetidos ao conhecimento/aprovação da ANEEL.

12 Empréstimos e financiamentos

	2002	2001
Em moeda nacional, com juros de 5% a.a. e atualização monetária com base na variação da Ufir (Eletrobrás) RGR	1.014	482
Em moeda nacional, com juros de 10% a.a. acima da taxa CDI (Bradesco)	-	1.008
Em moeda nacional com juros de 6% a 7,5% a.a. e variação monetária com base na TJLP (Finame)	11	34
Em moeda nacional, com juros de até 11,35% a.a. acima da taxa do CDI (Banco Mercantil e Bradesco)	4.047	4.512
Em moeda nacional, com juros de 2% e 4,5% a.a. e atualização monetária com base na variação da CDI e TJLP, respectivamente (Finame e Compror)	89	103
Em moeda nacional, com juros de 1% a.a. e atualização monetária com base na variação da Taxa Selic (BNDES)	8.875	-
	14.036	6.139
Parcela de curto prazo	6.427	5.597
Parcela de longo prazo	7.609	542

Os financiamentos obtidos junto ao Finame e compror estão garantidos pelos próprios equipamentos financiados.

O financiamento obtido junto à Eletrobrás está garantido com vinculação da receita própria da CENF.

Os financiamentos de longo prazo têm seus vencimentos assim programados:

	2002
2004	3.508
2005	3.207
2006	742
2007	152
	7.609

13 Programa de recuperação fiscal (Refis)

A CENF aderiu, em dezembro de 2000, ao programa de recuperação fiscal – Refis, aprovado pela Lei nº 9.964, de abril de 2000. Os ajustes decorrentes do reconhecimento dos débitos, em razão da desistência do processo judicial da aplicação da Contribuição para o Financiamento da Seguridade Social – Cofins sobre as operações com energia elétrica, estão registrados na rubrica "tributos e contribuições sociais" no passivo circulante e exigível a longo prazo e podem ser demonstrados como se segue:

	2002	2001
Valor do débito constituído	2.762	3.349
(+) Atualização da dívida pela TJLP (outras despesas financeiras)	219	253
(-) Liquidação de parcelas	(773)	(840)
(=) Saldo da dívida	2.208	2.762
Parcela de curto prazo (inclusos na rubrica tributos e contribuições sociais)	750	528
Parcela de longo prazo (inclusos na rubrica tributos e contribuições sociais)	1.458	2.234

Pelas projeções da CENF, estima-se a realização total da dívida pelo prazo de 37 meses.

14 Patrimônio líquido

14.1 Capital social

O capital social, subscrito e integralizado, está representado por 82.215.000 ações ordinárias e 14.483.948 ações preferenciais, todas sem valor nominal.

Cada ação ordinária dá direito a um voto nas deliberações da Assembléia Geral. As ações preferenciais terão todos os direitos reservados às ações ordinárias, menos o de voto nas Assembléias, direito esse que adquirirão nos casos previstos na legislação vigente.

14.2 Juros sobre o capital próprio/dividendos

O estatuto social determina a distribuição de um dividendo mínimo obrigatório de 25% do lucro líquido do exercício, ajustado na forma do artigo 202 da Lei nº 6.404/76, os quais estão sendo propostos na forma de juros sobre capital próprio.

Os dividendos mínimos obrigatórios no encerramento do exercício foram calculados como se segue:

	2002	2001
Lucro líquido do exercício	6.692	5.978
Reserva legal	(335)	(299)
Realização de reserva de lucros a realizar	484	484
Lucro líquido ajustado	6.841	6.163
Dividendos mínimos obrigatórios (25%)	1.710	1.541

A Administração esta propondo o pagamento de juros sobre o capital próprio, no montante bruto de R$2.012, ou seja, R$20,8070 por lote de mil ações (R$1.813 em 2001), a serem imputados aos dividendos do exercício.

Os juros sobre o capital próprio foram contabilizados em despesa financeira, conforme previsto na legislação fiscal, em contrapartida do passivo circulante. Para efeito de apresentação das demonstrações financeiras, o valor desses juros está sendo revertido e demonstrado como uma redução à conta de Lucros Acumulados, no Patrimônio Líquido.

14.3 Reserva estatutária

O estatuto social também prevê a constituição de uma reserva estatutária com 30% do lucro líquido do exercício, limitada a 80% do capital social, destinada à ampliação e renovação de instalações e investimentos. Em 31 de dezembro de 2002, a reserva constituída de foi de R$2.008 (R$1.794 em 2001).

14.4 Reserva de lucros a realizar

Constituída até 31 de dezembro de 1995, com base no saldo da correção monetária de balanço, sendo revertida para lucros acumulados, integrando a base de cálculo dos dividendos, quando esses lucros são realizados mediante alienação, baixa ou depreciação dos ativos a que se vinculam.

14.5 Retenção de lucros

A administração está propondo a retenção de R$13.810 dos lucros acumulados para fins de aplicação nos investimentos, apresentados em orçamento de capital a ser aprovado pela Assembléia Geral.

14.6 Excesso de reserva de lucros sobre o capital social

Em 31 de dezembro de 2002, o saldo das reservas de lucros e lucros retidos excedem o capital social em R$8.738. A Assembléia Geral, deliberará sobre a destinação do referido excesso.

15 Fornecimento de energia elétrica

	Não auditado					
	Nº de consumidores		MWh		R$	
	2002	2001	2002	2001	2002	2001
Residencial	68.013	66.247	117.566	115.325	26.939	22.958
Industrial	399	236	59.211	59.243	9.305	7.200
Comercial	7.586	7.488	52.992	52.818	10.786	9.540
Rural	607	565	6.603	6.294	778	646
Poder público:						
. Federal	44	39	649	611	117	94
. Estadual	65	56	952	892	169	137
. Municipal	168	159	2.590	2.429	528	424
Iluminação pública	1	1	16.955	15.431	2.132	1.651
Serviço público	70	70	9.024	9.738	1.254	1.176
Consumo próprio	17	17	318	366	-	-
Subtotal	76.970	74.878	266.860	263.147	52.008	43.826
ICMS faturado	-	-	-	-	(11.608)	(9.562)
Ajuste a recomposição tarifária extraordinária	-	-	-	-	3.065	7.273
Suprimento de energia elétrica	1	1	63.861	5.797	4.105	409
Fornecimento não faturado (líquido)	-	-	1.917	(260)	473	197
Outras receitas	-	-	-	-	787	714
Total	76.971	74.879	332.638	268.684	48.830	42.857

16 Remuneração dos administradores

A rubrica despesas de pessoal inclui o montante de R$548 (R$604 em 2001), referente à remuneração dos administradores.

17 Provisões para contingências

Contingências	2002			2001		
	Valor da provisão		Depósitos	Valor da provisão		Depósitos
	No exercício	Acumulada	Judiciais	No exercício	Acumulada	Judiciais
Trabalhistas						
Empregados	14	69	25	(14)	55	25
Serviços de terceiros	-	299	-	(137)	299	-
Subtotal	**14**	**368**	**25**	**(151)**	**354**	**25**
Cíveis						
Consumidores	(43)	349	369	299	392	356
Fiscais						

Sat, Sebrae, Inss e Pis	484	830	-	346	346	-
TOTAL	455	1.547	394	494	1.092	381

No exercício de 2002, R$284, está contabilizado na rubrica outras despesas financeiras, R$171 em provisão para contingências. Em 2001, R$246 está contabilizado na rubrica despesa operacional - pessoal, R$149 em provisão para contingências e R$99 em outras despesas financeiras.

18 Cobertura de seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

19 Instrumentos financeiros

Os valores contábeis dos instrumentos financeiros, ativos e passivos, encontram-se registrados nas contas patrimoniais por valores compativéis com os praticados pelo mercado. A CENF não opera com derivativos ou quaisquer outros ativos de risco.

20 Plano de aposentadoria

A CENF implementou em dezembro de 2000 o Fundo de Complementação de Aposentadoria Cat-Leo, na modalidade de contribuição definida, para o qual tanto a CENF quanto os empregados são contribuintes. A contribuição no exercício montou em R$16 (R$5 em 2001).

21 Contrato de concessão de distribuição

A CENF assinou, em 18 de junho de 1999, com a Agência Nacional de Energia Elétrica – ANEEL, o contrato de geração e distribuição de energia elétrica, com prazo de concessão até 7 de julho de 2015, podendo ser renovado por 20 anos.

22 Programa Emergencial de Racionamento

A CENF possui registrado os seguintes valores referentes ao Programa de Racionamento de Energia, já revisados pela ANEEL.

	2002	2001
Custos do racionamento – (Realizável a longo prazo)	313	290
Sobretaxa (*) – (Outras contas a pagar – Exigível a longo prazo)	(1.907)	(573)
Bônus – (Realizável a longo prazo)	2.105	1.146
Total a receber	511	863

(*) Inclui aportes recebidos

23 Resultado por atividade

A ANEEL através do Ofício Circular nº 155/2003 – SFF/ANEEL, de 24/01/2003, dispensou a publicação de forma segregada das atividades de distribuição e comercialização, em face da ausência de definição da tarifa de transferência de receita da atividade de comercialização para a atividade de distribuição.

Em atendimento ao Ofício Circular nº 838/2000 da ANEEL, apresenta-se a demonstração do resultado por atividade.

	2002			2001		
	Não auditado			Não auditado		
	Geração	Distribuição	Total	Geração	Distribuição	Total
Receita operacional						
Fornecimento de energia elétrica	2.738	52.809	55.547	2.209	49.087	51.296
Suprimento de energia elétrica	-	4.105	4.105	-	409	409
Outras	-	786	786	-	714	714
	2.738	57.700	60.438	2.209	50.210	52.419
Deduções à receita operacional						
Quota para reserva global de reversão	78	645	723	59	547	606
Impostos e contribuições sobre a receita	102	13.760	13.862	81	11.395	11.476
	180	14.405	14.585	140	11.942	12.082
Receita operacional líquida	2.558	43.295	45.853	2.069	38.268	40.337
Despesa Operacional						
Pessoal	474	2.405	2.879	80	2.445	2.525
Material	3	492	495	4	714	718
Serviços de terceiros	608	6.858	7.466	91	6.766	6.857
Energia elétrica comprada para revenda	-	17.843	17.843	-	16.918	16.918
Quota para a conta de consumo de combustível	-	2.662	2.662	-	1.999	1.999
Depreciação e amortização	130	2.270	2.400	99	2.009	2.108
Provisões	-	171	171	-	149	149
Outras despesas	12	1.043	1.055	11	817	828
	1.227	33.744	34.971	285	31.817	32.102
Resultado do Serviço	1.331	9.551	10.882	1.784	6.451	8.235
Resultado financeiro	(83)	(3.131)	(3.214)	(65)	(1.789)	(1.854)
Resultado operacional	1.248	6.420	7.668	1.719	4.662	6.381
Resultado não operacional	-	(56)	(56)	-	183	183
Lucro antes da contribuição social, Imposto de renda, participações e reversão dos juros sobre o capital próprio	1.248	6.364	7.612	1.719	4.845	6.564
Contribuição social	(80)	(403)	(483)	(152)	(429)	(581)
Imposto de renda	(333)	(1.701)	(2.034)	(399)	(1.119)	(1.518)
Lucro antes das participações e da reversão dos juros sobre o capital próprio	835	4.260	5.095	1.168	3.297	4.465
Participações dos empregados e administradores	(66)	(349)	(415)	(75)	(225)	(300)
Lucro antes da reversão dos juros sobre o capital próprio	769	3.911	4.680	1.093	3.072	4.165
Reversão dos juros sobre o capital próprio	331	1.681	2.012	473	1.340	1.813
Lucro líquido do exercício	1.100	5.592	6.692	1.566	4.412	5.978

PARECER DOS AUDITORES INDEPENDENTES

Aos
Acionistas e Administradores da
Companhia Energética da Borborema - CELB
Campina Grande – PB

1. Examinamos o balanço patrimonial da COMPANHIA ENERGÉTICA DA BORBOREMA - CELB, levantado em 31 de dezembro de 2002, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nosso exame foi conduzido de acordo com as normas brasileiras de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e o sistema contábil e de controles internos da Companhia; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Companhia Energética da Borborema - CELB, em 31 de dezembro de 2002, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

4. Conforme detalhado na nota explicativa nº.5 às demonstrações financeiras, em 31 de dezembro de 2002, a Companhia tem registrado, no ativo circulante, valores a receber no montante de R$3.622 mil e, no passivo circulante, valores a pagar no montante de R$7.836 mil, relativos às transações de venda e compra de energia realizada no âmbito do Mercado Atacadista de Energia Elétrica – MAE, com base em cálculos preparados e divulgados pelo MAE. Esses valores podem estar sujeitos a modificação dependendo de decisão de processos judiciais em andamento movido por empresas do setor, relativos a interpretação das regras do mercado em vigor.

   A liquidação financeira desses valores, programada para 22 de novembro de 2002, foi postergada em razão de novo acordo entre as empresas do setor e o governo. Após 31 de dezembro e até a data deste parecer, a Companhia recebeu R$1.547 mil. O sucesso dessa

negociação e liquidação depende da capacidade financeira das empresas do setor em honrar seus compromissos.

5. Em 21 de dezembro de 2001, foi editada a Medida Provisória nº. 14, convertida na Lei nº. 10.438, de 26 de abril de 2002, disciplinando, entre os assuntos, a recomposição do equilíbrio econômico-financeiro das empresas distribuidoras de energia elétrica, garantido nos contratos de concessão, em razão do Programa Emergencial de Redução do Consumo de Energia Elétrica. As informações detalhadas e os impactos sobre a situação patrimonial e financeira e no resultado das operações relativos ao Acordo Geral do Setor Elétrico estão divulgados na nota explicativa nº. 6 às demonstrações financeiras.

6. No exercício findo em 31 de dezembro de 2002, a Companhia apresentou capital circulante líquido negativo no montante de R$13.465 mil. A Companhia apresenta um endividamento por empréstimos e financiamentos no montante de R$38.230 mil (R$14.832 mil no curto prazo e R$23.398 mil no longo prazo), que tem contribuído para impactar de forma negativa e significativa o seu resultado financeiro e, por consequência o resultado das operações da Companhia. Conforme mencionado na nota explicativa nº. 1, a Administração vem negociando junto às instituições financeiras credoras, o alongamento do perfil das dívidas de financiamentos, objetivando o restabelecimento do equilíbrio econômico e financeiro da Companhia.

7. As demonstrações financeiras referentes ao exercício findo em 31 de dezembro de 2001, apresentadas para fins de comparação, foram examinadas por outros auditores independentes que emitiram parecer de auditoria em 27 de março de 2002, sem ressalvas e incluindo parágrafo de ênfase mencionando que os valores a receber relativos ao período de racionamento encontravam-se pendentes de revisão e homologação e os saldos de energia comercializada no âmbito do MAE foram registrados com base em dados preliminares fornecidos pelo ASMAE.

Rio de Janeiro, 24 de março de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/S-PB

Marcelo C. Almeida
Contador
CRC – RJ 36.206 – 3/S-PB

Companhia Energética da Borborema - CELB

CNPJ (MF) Nº 08.826.596/0001-95

Balanços Patrimoniais em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

Ativo	2002	2001
Circulante		
Disponibilidades	1,037	394
Aplicações no mercado aberto	683	575
Consumidores e concessionárias	20,539	13,716
Títulos de créditos a receber	1,606	2,100
Recomposição tarifárica extraordinária	2,019	6,731
Provisão para créditos de liquidação duvidosa	(5,664)	(5,238)
Estoques	161	267
Impostos a recuperar	4,029	3,191
Despesas pagas antecipadamente	144	729
Outros créditos	2,426	-
	26,980	22,465
Realizável a longo prazo		
Recomposição tarifárica extraordinária	19,226	14,512
Títulos de créditos a receber	122	639
Créditos com partes relacionadas	5,065	5,417
Impostos a recuperar	439	356
Créditos tributários	4,823	4,943
Depósitos judiciais	3,205	2,924
Programa emergencial de racionamento	4,000	2,614
Outros	-	76
	36,880	31,481
Permanente		
Investimentos	126	105
Imobilizado	24,185	23,788
Diferido	585	762
	24,896	24,655
Total do Ativo	88,756	78,601

As notas explicativas são parte integrante das demonstrações financeiras.

Companhia Energética da Borborema - CELB

CNPJ (MF) Nº 08.826.596/0001-95

Balanços Patrimoniais em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

Passivo	2002	2001
Circulante		
Fornecedores	14,273	29,393
Encargos de dívidas	353	294
Empréstimos e financiamentos	14,832	4,425
Folha de pagamento	184	241
Tributos e contribuições sociais	2,861	1,829
Juros sobre o capital próprio/dividendos	518	518
Encargos do consumidor a recolher	1,525	662
Obrigações estimadas	1,047	1,077
Taxa de iluminação arrecadada	412	37
Outras contas a pagar	4,440	1,205
	40,445	39,681
Exigível a longo prazo		
Fornecedores	4,833	3,336
Empréstimos e financiamentos	23,398	11,590
Débitos com partes relacionadas	-	7,077
Provisões para contingências	6,089	5,349
Outras contas a pagar	3,082	1,643
	37,402	28,995
Patrimônio líquido		
Capital social	12,665	12,665
Reserva de capital	154	154
Prejuízos acumulados	(1,910)	(2,894)
	10,909	9,925
Total do Passivo	88,756	78,601

As notas explicativas são parte integrante das demonstrações financeiras.

Companhia Energética da Borborema - CELB

CNPJ (MF) Nº 08.826.596/0001-95

DEMONSTRAÇÃO DO RESULTADO

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais, exceto o lucro líquido (prejuízo) por ação)

	2002	2001
Receita operacional bruta		
Fornecimento de energia elétrica	65,330	74,046
Suprimento de energia elétrica	10,296	4,612
Outras	778	657
	76,404	79,315
Deduções à receita operacional		
Quotas para reserva global de reversão - RGR	399	318
ICMS faturado	10,285	8,669
Pis e Cofins	2,847	2,895
	13,531	11,882
Receita operacional líquida	62,873	67,433
DESPESA OPERACIONAL		
Pessoal	6,204	7,094
Material	1,213	1,071
Serviços de terceiros	5,091	3,531
Energia elétrica comprada para revenda	29,883	51,201
Transporte de potência elétrica	5,234	4,351
Quota para conta de consumo de combustível	3,910	1,641
Depreciação e amortização	2,943	2,674
Provisão para contingências	67	378
Outras despesas	746	4,054
	55,291	75,995
Resultado do serviço	7,582	(8,562)
RECEITA (DESPESA) FINANCEIRA		
Renda de aplicação financeira	108	163
Variação monetária e acréscimo moratório de energia vendida	907	860
Encargos de dívidas	(10,187)	(3,100)
(-) Transferencia para o imobilizado em curso	42	568
Atualização de provisão para contingências	(673)	(679)
Outras receitas (despesas) financeiras	3,250	(114)
	(6,553)	(2,302)
Resultado operacional	1,029	(10,864)
Resultado não operacional, líquido	53	194
Lucro (prejuízo) antes da contribuição social e do imposto de renda	1,082	(10,670)
Imposto de renda e contribuição social	(98)	3,435
Lucro líquido (prejuízo) do exercício	984	(7,235)
Lucro líquido (prejuízo) por ação- R$	7.77	(57.13)

As notas explicativas são parte integrante das demonstrações financeiras

Companhia Energética da Borborema - CELB
CNPJ (MF) Nº 08.826.596/0001-95
DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÃO DE RECURSOS
para os exercícios findos em 31 de dezembro de 2002 e 2001
(Em milhares de reais)

	2002	2001
Origens de recursos		
Das operações (vide demonstrações abaixo)	2,524	-
De terceiros		
Empréstimos captados	14,887	8,221
Contribuição de consumidores	59	367
Redução do realizável a longo prazo	1,359	-
	18,829	8,588
Aplicações de recursos		
Nas operações (vide demonstração abaixo)	-	16,244
No investimento	21	-
No imobilizado	3,292	5,696
No diferido	23	50
No realizável a longo prazo	-	5,229
Redução do exigível a longo prazo	11,742	3,268
	15,078	30,487
Aumento (redução) do capital circulante líquido	3,751	(21,899)
Demonstração da variação do capital circulante líquido		
Ativo circulante:		
No início do exercício	22,465	15,451
No fim do exercício	26,980	22,465
	4,515	7,014
Passivo circulante:		
No início do exercício	39,681	10,768
No fim do exercício	40,445	39,681
	764	28,913
Aumento (redução) do capital circulante líquido	3,751	(21,899)
Operações		
Lucro líquido (prejuízo) do exercício	984	(7,235)
Despesas (receitas) que não afetam o capital circulante:		
Depreciação e amortização	2,943	2,674
Valor residual de ativo permanente baixado	93	128
Juros e variações monetárias de itens de longo prazo	3,740	2,498
Imposto de renda e contribuição social diferidos	(589)	(3,435)
Recomposição tarifária extraordinária	(4,714)	(10,127)
Conta de variação de valores - CVA	-	(1,125)
Provisão para contingências	67	378
Total oriundo das (aplicado nas) operações	2,524	(16,244)

As notas explicativas são parte integrante destas demonstrações.

Companhia Energética da Borborema - CELB
CNPJ (MF) Nº 09.826.596/0001-95
Demonstrações das Mutações do Patrimônio Líquido
para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

		Reserva de capital	Reservas de lucros				
	Capital Social	Remuneração de imobilizações em curso	Reserva legal	Lucros a realizar	Reserva estatutária	Prejuízos acumulados	Total
Saldos em 01 de janeiro de 2001	12,665	154	440	343	3,558	-	17,160
Realização da reserva de lucros a realiz	-	-	-	(49)		49	-
Prejuízo líquido do exercício	-	-	-	-	-	(7,235)	(7,235)
Absorção de prejuízos	-	-	(440)	(294)	(3,558)	4,292	-
Saldos em 31 de dezembro de 2001	12,665	154	-	-	-	(2,894)	9,925
Lucro líquido do exercício	-	-	-	-	-	984	984
Saldos em 31 de dezembro de 2002	12,665	154	-	-	-	(1,910)	10,909

As notas explicativas são parte integrante das demonstrações financeiras

1 Contexto operacional

A Companhia Energética da Borborema – CELB é uma concessionária de energia elétrica que atua nos municípios de Campina Grande, Lagoa Seca, Queimadas, Fagundes, Massaranduba e Boa Vista, no Estado da Paraiba atendendo a 127.380 consumidores (quantidade não auditada pelos auditores independentes).

A CELB teve o seu controle acionário (84,92% do capital votante e 75,26% do capital total) adquirido pela Pbpart Ltda., em leilão público realizado na Bolsa de Valores do Rio de Janeiro em 30 de novembro de 1999, empresa de propósito específico, controlada da Empresa Energética de Sergipe S/A – Energipe.

A CELB apresentava o capital circulante líquido negativo em 31 de dezembro de 2002 de R$13.465 (R$17.216 em 2001). Esse desequilíbrio decorre da necessidade da CELB de se financiar no mercado financeiro de curto prazo, devido principalmente ao desequilíbrio provocado pela redução das receitas operacionais a partir do Programa Emergencial de Racionamento (vide nota nº 6).

A Administração vem mantendo negociações com as instituições financeiras credoras, visando o alongamento de suas dívidas de curto para longo prazo. Com o resultado dessas negociações, previsto para o primeiro semestre de 2003, a Administração, baseada nas projeções de resultados, espera restabelecer o equilíbrio econômico-financeiro da CELB.

2 Apresentação das demonstrações financeiras

As demonstrações financeiras foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira e normas aplicáveis às concessionárias de Serviços Públicos de Energia Elétrica, estabelecidas pela Agência Nacional de Energia Elétrica – ANEEL, preponderantemente o "Manual de Contabilidade de Serviço Público de Energia Elétrica", de aplicação compulsória a partir de 1º de janeiro de 2002.

3 Sumário das principais práticas contábeis

a) As aplicações no mercado aberto estão representadas por aplicações em fundos de curto prazo e certificados de depósitos bancários que estão registrados pelos valores atualizados na data do balanço;

b) Consumidores e concessionárias engloba o fornecimento de energia faturada e não faturada por estimativa, até o encerramento do balanço, reconhecidas pelo regime de competência;

c) A provisão para créditos de liquidação duvidosa foi constituída em bases consideradas suficientes para fazer face a eventuais perdas na realização dos créditos e levando em conta as instruções da ANEEL;

d) Os estoques estão valorizados ao custo médio de aquisição, que não excede o seu valor de mercado;

e) Os investimentos estão contabilizados ao custo, corrigido monetariamente até 31 de dezembro de 1995;

f) O imobilizado está demonstrado ao custo, corrigido monetariamente até 31 de dezembro de 1995.

As adições, a partir desta data, estão contabilizadas ao custo. As depreciações são calculadas pelo método linear, com base no prazo de vida útil estimado dos bens e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso;

g) Os juros e demais encargos financeiros e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, estão registrados neste subgrupo como custo. A CELB optou por não mais capitalizar os juros sobre os investimentos em imobilizado em curso financiados com recursos próprios a partir de 1999;

h) O diferido está representado pelo custo de aquisição de software de manutenção de sistema corporativo. A amortização está sendo realizada pelo prazo de 5 anos;

i) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

j). O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada à 9%. Os créditos tributários de imposto de renda e contribuição social diferidos em 31 de dezembro de 2002 e 2001 foram constituídos em conformidade com a Instrução CVM nº 371/02 e Deliberação CVM 273/97, respectivamente;

k) As contingências passivas estão provisionadas por valores julgados suficientes pelos administradores e assessores jurídicos para fazer face aos desfechos desfavoráveis;

l) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

m) Os custos associados ao plano de complementação de aposentadoria e pensão são reconhecidos pelo regime de competência, conforme Deliberação CVM nº 371/00;

n) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço;

o) A preparação de demonstrações financeiras de acordo com as práticas de contabilidade emanadas da legislação societária brasileira requer que a Administração da Companhia se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações financeiras. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações financeiras referem-se ao registro dos efeitos decorrentes da compra e venda no Mercado Atacadista de Energia - MAE, Provisão para Créditos de Liquidação Duvidosa, Provisão para Contingências e Plano de Suplementação de Aposentadoria e Pensões.

4 Consumidores e concessionárias

Classes de consumo	Saldos vincendos	Vencidos até 30 dias	Vencidos de 31 a 90 dias	Vencidos De 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2002	Total 2001
Residencial	968	948	272	158	170	796	3.312	2.651
Industrial	2.032	207	62	68	98	2.731	5.198	3.443
Comércio, serviços e outras atividades	767	421	223	157	174	475	2.217	1.913
Rural	59	48	27	28	48	414	624	664
Poder público:								

Federal	123	96	202	183	247	173	1.024	596
Estadual	109	84	177	162	218	152	902	525
Municipal	29	23	48	44	59	41	244	142
Iluminação pública	228	49	98	95	92	21	583	132
Serviço público	64	-	-	-	-	15	79	344
Subtotal – consumidores	**4.379**	**1.876**	**1.109**	**895**	**1.106**	**4.818**	**14.183**	**10.410**
Concessionárias (*)	-	-	-	-	-	-	4.295	1.663
Fornecimento não faturado	-	-	-	-	-	-	2.061	1.643
Total	**4.379**	**1.876**	**1.109**	**895**	**1.106**	**4.818**	**20.539**	**13.716**

(*) Inclui os créditos relativos a energia comercializada no âmbito do MAE – vide nota nº 5.

A CELB constituiu provisão para devedores duvidosos dos saldos vencidos de longa data, dentro dos critérios técnicos estabelecidos pela ANEEL.

5 Mercado atacadista de energia - MAE

O saldo da conta "consumidores e concessionárias" inclui o registro dos valores referentes à comercialização de energia no âmbito do Mercado Atacadista de Energia - MAE no montante de R$3.622. Esse saldo, juntamente com os valores registrados no passivo circulante de R$7.836, sendo R$40 de encargos de serviços de sistema e o restante de energia comprada, foram apurados com base em cálculos preparados e divulgados pelo MAE, relativos ao período de setembro de 2000 a dezembro de 2002. A liquidação financeira desses valores estava programada para 22 de novembro de 2002, mais foi postergada em razão de novo acordo realizado entre as empresas do setor e o Governo. De acordo com o estabelecido nesse novo acordo, 50% do saldo líquido a receber/a pagar deveriam ter a liquidação iniciada até o fim do exercício de 2002 e o saldo remanescente liquidado após a conclusão dos trabalhos de auditoria a ser contratada para as contas do MAE.

A Resolução ANEEL nº 763 de 20/12/2002 em conjunto com os Despachos do MAE, estabeleceu a liquidação financeira das operações registradas no MAE, com o seguinte cronograma:

Créditos no MAE	Data de Liquidação
50% dos valores referentes a:	
• set/2000 a set/2002	dez/2002
• out/2002	jan/2003
• nov/2002	fev/2003
• dez/2002	fev/2003
Saldo remanescente	Após conclusão da auditoria a ser realizada nas contabilizações das operações registradas no MAE, com cronograma ainda a ser divulgado pelo MAE.

Até 31 de dezembro de 2002 a CELB pagou R$7.795.

Abaixo apresenta-se a posição da CELB junto ao MAE:

Composição dos valores negociados no MAE	A receber	A pagar	Saldo
Setembro/2000 a dezembro/2002:			
• Parcela liberada para liquidação	1.811	(7.795)	(5.984)
• Parcela retida (aguardando finalização de auditoria nas contas do MAE)	1.811	(7.836)	(6.025)

• Liquidações ocorridas em dezembro de 2002	-	7.795	7.795
Saldo em 31 de dezembro de 2002	3.622	(7.836)	(4.214)
Liquidações ocorridas em janeiro e fevereiro de 2003	(1.547)	-	(1.547)

Os valores da energia no curto prazo podem estar sujeitos a modificação dependendo de decisão dos processos judiciais em andamento, movido por determinadas empresas do setor, relativos a interpretação das regras do mercado em vigor. Essas empresas, não incluídas na área do racionamento, obtiveram liminar que torna sem efeito o Despacho nº. 288 da ANEEL, de 16 de maio de 2002, que objetivou o esclarecimento às empresas do setor sobre o tratamento e a forma de aplicação de determinadas regras de contabilização do MAE, incluídas no Acordo Geral do Setor Elétrico. O pleito dessas empresas envolve a comercialização da cota-parte de Itaipu no submercado Sudeste/Centro-Oeste durante o período de racionamento de 2001 a 2002, quando havia discrepância significativa de preços na energia de curto prazo entre os submercados.

6 Recomposição tarifária extraordinária

Com base nas disposições contidas na Lei nº 10.438, de 26 de abril de 2002, e na Resolução nº 91, da Câmara de Gestão da Crise de Energia Elétrica - GCE, de 21 de dezembro de 2001, e na Resolução nº 31, da ANEEL, de 24 de janeiro de 2002, foi instituída a recomposição tarifária extraordinária que está sendo efetivada por meio da aplicação de reajustes às tarifas de energia elétrica vigentes em 31 de dezembro de 2001, assim reconhecidas pela ANEEL:

a) 2,9% para os clientes residenciais e rurais (exceto baixa renda).
b) 7,9% para os demais clientes.

A referida recomposição visa o equilíbrio econômico-financeiro do contrato de concessão e foi implementada para suprir as perdas observadas em decorrência do Programa Emergencial de Redução do Consumo de Energia Elétrica, durante o período compreendido entre 01 de junho de 2001 e 28 de fevereiro de 2002, a saber:

a) Redução do consumo de energia elétrica do programa de racionamento no período;
b) Conta de Compensação de Variação de Itens da Parcela A; e
c) Energia Livre – energia contratada pelos geradores para atender o período do Programa Emergencial. Conforme Resolução ANEEL nº 36 de 29 de janeiro de 2003, alterada pela Resolução ANEEL nº 89 de 25 de fevereiro de 2003, esses valores começarão a ser repassados aos geradores a partir de março de 2003.

Através das Resoluções nº 480, 481, 482 e 483 de agosto de 2002 da ANEEL, os valores homologados relativos à recomposição tarifária extraordinária, energia livre e parcela A, estão demonstrados a seguir:

	Recomposição tarifária	Energia livre	Parcela A	Total
Saldos em 31/12/2001	15.000	5.194	1.049	21.243
Ajuste conforme Resolução nº 480 e 483	(1.708)	(336)	2	(2.042)

Constituição no exercício, conforme Resolução nº 481	1.670	614	-	2.284
Amortização	(3.047)	-	-	(3.047)
Atualização monetária	2.615	-	192	2.807
Saldos em 31/12/2002	14.530	5.472	1.243	21.245
Parcela de curto prazo	2.019	-	-	2.019
Parcela de longo prazo	12.511	5.472	1.243	19.226

A Resolução ANEEL nº 484 de 29 de agosto de 2002, estabeleceu a vigência do reajuste tarifário extraordinário – RTE nas tarifas de fornecimento de energia elétrica das concessionárias de distribuição de energia elétrica, pelo prazo máximo de 90 meses a partir de janeiro de 2001. A administração baseada em projeções internas espera realizar todos os créditos dentro dos prazos definidos por essa Resolução.

O BNDES aprovou linha de crédito para financiamento dos valores de recuperação das perdas decorrentes do Programa de Racionamento. O montante liberado até 31 de dezembro de 2002 é de R$14.383.

7 Consumidores de baixa renda

A Lei nº 10.438, de 26 de abril de 2002, estabeleceu as diretrizes para enquadramento na subclasse residencial baixa renda, da unidade consumidora com consumo mensal inferior a 80kWh, tendo o Decreto nº 4.336, de 15 de agosto de 2002, ampliado a regulamentação de enquadramento, para unidades consumidoras com consumo mensal entre 80 e 220 kWh, desde que cumpridos certos requisitos.

Em decorrência de nova classificação, a concessionária procedeu ao levantamento das perdas receita, tendo sido apurado o montante de R$2.383, classificados na rubrica "Outros créditos" no ativo circulante. Esta receita será custeada com recursos financeiros oriundos do adicional de dividendos devidos à União pela ELETROBRÁS, associado às receitas adicionais auferidas pelas concessionárias geradoras, sob controle federal e na insuficiência dos referidos dividendos da Eletrobrás, com recursos da RGR – Reserva Global de Reversão. Simultaneamente, a CELB constituiu uma provisão no passivo circulante na conta "Outras Contas a Pagar" no montante de R$2.781, objetivando a devolução dos valores faturados dos consumidores que ainda não tinham sido remanejados para sub-classe baixa-renda de acordo com a legislação em vigor.

8 Títulos de créditos a receber

Correspondem às contas de energia elétrica em atraso, renegociadas com os consumidores através de Termos de Confissão de Dívida. Em 31 de dezembro de 2002, estes créditos montam em R$1.728 (R$2.739 em 2001), sendo R$1.606 (R$2.100 em 2001) classificados no ativo circulante a longo prazo.

9 Impostos a recuperar

	2002	2001
.Imposto sobre Circulação de Mercadorias e Serviços – ICMS	1.152	475
.Imposto de Renda Pessoa Jurídica – IRPJ	1.804	1.994
.Imposto de Renda Retido na Fonte – IRRF	378	56
.Contribuição Social sobre o Lucro – CSSL	1.038	933
. Programa de Integração Social – PIS	74	-
.Contribuição para a Seguridade Social – Cofins	22	89
	4.468	3.547
.Parcela de curto prazo	4.029	3.191
.Parcela de longo prazo	439	356

10 Imposto de renda e contribuição social

A conciliação da receita e despesa do exercício de 2002 e 2001, calculadas pela aplicação das alíquotas fiscais vigentes de imposto de renda e contribuição social, é demonstrada como segue:

	2002	2001
Lucro (prejuízo) antes do imposto de renda e da contribuição social	1.082	(10.670)
Receita (despesa) de imposto de renda e da contribuição social calculados à alíquota efetiva	(368)	3.628
Ajustes:		
Itens permanentes	(288)	(351)
Outros	558	158
Receita (despesa) de imposto de renda e contribuição social diferidos	(98)	3.435

	2002	2001
Crédito tributário reconhecido no balanço		
Prejuízos fiscais	821	1.420
Base negativa de contribuição social	684	542
Diferenças temporárias:		
Imposto de renda	2.537	2.316
Contribuição social	781	665
Total	4.823	4.943

A Administração, baseada nas projeções de resultado estima as seguintes realizações dos créditos fiscais da Celb ocorrerão como segue:

Período	Realização dos créditos fiscais
2004	722
2005	2.360
2006	1.741
Total	4.823

11 Transações com partes relacionadas:

	Energipe S/A	Saelpa	Cia. Força e Luz Cataguazes-Leopoldina	Total 2002	Total 2001
Saldos:					
Adiantamentos e empréstimos:					
. a receber	-	5.065	-	5.065	5.417
. a pagar	-	-	-	-	7.077
Transações:					
.Prestação de serviços	-	-	(613)	(613)	542
.Aluguel de equipamentos	-	-	(48)	(48)	-
.Energia elétrica fornecida (comprada)	324	(522)	-	(198)	3.133
.Receita (despesa) financeira	(592)	528	(92)	(156)	346

As transações de adiantamentos e empréstimos são remuneradas a juros compatíveis com o mercado. As referidas operações estão suportadas por contratos de abertura de crédito e foram submetidos ao conhecimento e à aprovação da ANEEL.

As prestações de serviços, referentes às áreas administrativas e de apoio, foram realizadas em condições usualmente praticadas no mercado e foram submetidas à aprovação do Poder Concedente.

Os valores de venda de energia estão suportados por contratos de compra e venda de energia que foram submetidos à aprovação do Poder Concedente.

12 Imobilizado

	Taxas anuais de Depreciação (%)	2002	2001
Imobilizado em serviço			
Custo:			
Distribuição			
. Linhas, redes e subestações	2,5 a 7,7	38.621	34.176
Comercialização	4	8.191	7.145
Administração	4, 10 e 20	4.615	4.614
		51.427	45.935
(-) Depreciação Acumulada			
Distribuição			
. Linhas, redes e subestações		(14.252)	(12.431)
Comercialização		(3.208)	(3.078)
Administração		(2.302)	(1.611)
		(19.762)	(17.120)
Imobilizado em curso			
Distribuição			
. Linhas, redes e subestações		2.363	4.189
Comercialização		57	625
Administração		28	28
		2.448	4.842
Subtotal		34.113	33.657
Obrigações vinculadas à concessão		(9.928)	(9.869)
Total		24.185	23.788

Os bens e instalações utilizados na transmissão, distribuição, inclusive comercialização são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Orgão Regulador. A Resolução ANEEL nº 20/1999, regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o produto da alienação seja depositado em conta bancária vinculada, até a definitiva aplicação na concessão.

As obrigações vinculadas à concessão (contribuições do consumidor), representam a participação de terceiros em obras para fornecimento de energia elétrica em áreas não incluídas nos projetos de expansão das concessionárias de energia elétrica.

13 Empréstimos e financiamentos

	2002	2001
Em moeda nacional, com juros de 5% à 6,5% a.a. e atualização monetária com base na variação da taxa Finel,RGR (Eletrobrás)	1.727	1.606
Em moeda nacional com juros de até 12,68% a.a. acima da taxa CDI (Banco Bradesco, Mercantil, Rural e HSBC)	7.947	2.807
Em moeda nacional, com juros de 1% a.a. e atualização monetária com base na variação da Taxa Selic (BNDES)	12.361	-
Em moeda estrangeira, com juros de 7,255% a.a. mais variação cambial (Unibanco)	16.195	11.602
Total	**38.230**	**16.015**
Parcela de curto prazo	14.832	4.425
Parcela de longo prazo	23.398	11.590

Os financiamentos obtidos junto a Eletrobrás e às instituições financeiras estão garantidos por parcelas da receita até o valor do financiamento.
Os financiamentos de longo prazo têm seus vencimentos assim programados:

	2002
2004	6.980
2005	6.551
2006	4.890
2007	3.189
Após 2008	1.788
	23.398

14 Capital social

O capital social, subscrito e integralizado, está representado por 94.517 ações ordinárias e 32.127 ações preferenciais, todas sem valor nominal. As ações preferenciais não têm direito a voto e têm prioridade no reembolso do capital, no caso de liquidação da Companhia e na distribuição de dividendos fixos de 10% ao ano.

O estatuto social determina a distribuição de um dividendo obrigatório de 25% do lucro líquido do exercício, ajustado nos termos do artigo nº 202 da Lei nº 6.404/76.

15 Fornecimento de energia elétrica

	Não auditado					
	Nº de consumidores		MWh		R$	
	2002	2001	2002	2001	2002	2001
Residencial	105.383	102.138	109.844	109.913	23.279	20.496
Industrial	362	362	258.150	239.165	22.105	18.829
Comercial	10.082	10.003	64.187	62.574	12.491	10.216
Rural	10.700	10.559	11.243	12.023	1.188	1.113
Poder público:						
. Federal	64	56	7.238	6.859	1.433	1.233
. Estadual	158	140	2.816	2.671	562	483
. Municipal	568	506	2.207	2.091	442	378
Iluminação pública	25	12	20.584	14.787	2.478	1.654
Serviço público	33	34	5.605	5.279	694	620
Consumo próprio	5	5	276	254	-	-
Subtotal	**127.380**	**123.815**	**482.150**	**455.616**	**64.672**	**55.022**
ICMS faturado	-	-	-	-	(10.285)	(8.669)
Ajuste a recomposição tarifária extraordinária	-	-	-	-	239	20.194
Suprimento de energia elétrica	1	1	145.982	60.239	10.296	4.612
Fornecimento não faturado (líquido)	-	-	542	(14.989)	419	(1.170)
Outras receitas	-	-	-	-	778	657
Total	**127.381**	**123.816**	**628.674**	**500.866**	**66.119**	**70.646**

16 Remuneração dos administradores

A rubrica despesas de pessoal inclui o montante de R$724 (R$842 em 2001), referente a remuneração dos administradores.

17 Provisões para contingências

Contingências	2002			2001		
	Valor da Provisão		Depósitos Judiciais	Valor da Provisão		Depósitos Judiciais
	No exercício	Acumulada		No exercício	Acumulada	
Trabalhistas						
Empregados	(17)	426	621	-	443	621
Cíveis						
Consumidores	-	327	279	127	327	-
Fiscais						

COFINS	509	2.224	-	711	1.715	-
INSS	248	3.112	2.305	219	2.864	2.303
Subtotal	757	5.336	2.305	930	4.579	2.303
TOTAL	**740**	**6.089**	**3.205**	**1.057**	**5.349**	**2.924**

No exercício de 2002, R$673 está contabilizado como despesas financeiras e R$67 em provisão para contingências. Em 2001, R$679 como despesas financeiras e R$378 como despesa de provisão para contingências.

18 Cobertura de seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

19 Instrumentos financeiros

Os valores contábeis dos instrumentos financeiros, ativos e passivos, encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado. A CELB não opera com derivativos ou quaisquer outros ativos de risco.

20 Contrato de concessão de distribuição

Em 4 de fevereiro de 2000, foi assinado o Contrato de Concessão nº 08/2000 - ANEEL, em que o Poder Concedente outorgou a concessão de distribuição de energia elétrica nos municípios de Campina Grande, Lagoa Seca, Queimadas, Fagundes, Massaranduba e Boa Vista, no Estado da Paraíba, pelo prazo de 30 anos, contados a partir da assinatura do referido contrato.

21 Plano de suplementação de aposentadoria e pensões

A CELB é patrocinadora de plano de benefícios previdenciários aos seus empregados, na modalidade de benefício definido. O plano de benefícios definido é avaliado atuarialmente ao final de cada exercício, visando verificar se as taxas de contribuição estão sendo suficientes para a formação de reservas necessárias aos compromissos de pagamento atuais e futuros.

		Contribuição anual			Superávit atuarial	
Empresa	Plano Beneficiário	2002	2001	% s/folha de pagamento	2002	2001
CELB	BB Previdência	162	128	3,40	562	1.065

O Superávit referente ao plano da CELB não foi registrado.

A composição do plano de benefício definido em 31 de dezembro era como segue:

	CELB	
	2002	2001
Valor presente das obrigações atuariais	(1.538)	(1.213)
Valor justo dos ativos do plano	2.100	2.278

Superávit líquido	562	1.065

A movimentação dos ativos financeiros e passivos atuariais dos planos em 2002 era como segue:

Descrição	CELB
ATIVOS FINANCEIROS DO PLANO	
Saldo em 31 de dezembro de 2001	2.278
Contribuições da patrocinadora e participantes	233
Pagamento de benefícios	(9)
Perdas atuariais sobre os ativos do plano	(402)
Saldos em 31 de dezembro de 2002	2.100
PASSIVO ATUARIAL	
Saldo em 31 de dezembro de 2001	1.213
Contribuições da patrocinadora e participantes	233
Custo de manutenção da reserva em 2002	92
Saldos em 31 de dezembro de 2002	1.538

Despesa prevista para 2003:

2003	CELB
Rendimento esperado dos ativos	132
Juros sobre as obrigações atuariais	92
Despesa a ser reconhecida	(45)

Premissa atuarial:

	Celb
Taxa real anual de juros	6%
Projeção de crescimento real de salário	2,28%
Projeção de crescimento real de benefícios	0%
Tábua de mortalidade geral de válidos	UP-84
Tábua de mortalidade geral de inválidos	Alvaro Vindas
Tábua de entrada em invalidez	IAPB-57

22 Programa Emergencial de Racionamento

A CELB possui registrado os seguintes valores referentes ao Programa de Racionamento de Energia, já revisados pela ANEEL.

	2002	**2001**
Custos do racionamento – (Realizável a longo prazo)	289	302

Sobretaxa (*) – (Outras contas a pagar – Exigível a longo prazo)	(3.082)	(925)
Bônus - (Realizável a longo prazo)	3.711	2.312
Total a receber	918	1.689

(*) Inclui aportes recebidos

23 Resultado por atividade

A ANEEL através do Ofício Circular nº 155/2003 – SFF/ANEEL, de 24/01/2003, dispensou a publicação de forma segregada das atividades de distribuição e comercialização, em face da ausência de definição da tarifa de transferência de receita da atividade de comercialização para a atividade de distribuição.
A CELB somente exerce a atividade de distribuição de energia elétrica. Dessa forma a demonstração do resultado atende ao Ofício Circular nº 838/2000 da ANEEL.

IV. Parecer dos Auditores Independentes

Aos
Acionistas e Administradores da
Empresa Energética de Sergipe S.A. - Energipe
<u>Aracaju - SE</u>

1. Examinamos o balanço patrimonial da EMPRESA ENERGÉTICA DE SERGIPE S.A. - ENERGIPE e controladas, levantado em 31 de dezembro de 2002, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido (controladora) e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nosso exame foi conduzido de acordo com as normas brasileiras de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e o sistema contábil e de controles internos das Companhias; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração das Companhias, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Empresa Energética de Sergipe S.A. - Energipe e controladas em 31 de dezembro de 2002, o resultado de suas operações, as mutações de seu patrimônio líquido (controladora) e as origens e aplicações de seus recursos correspondentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

4. Conforme detalhado na nota explicativa nº. 5 às demonstrações financeiras, em 31 de dezembro de 2002, a Companhia e suas controladas têm registrado, no ativo circulante e realizável a longo prazo, valores a receber no montante de R$45.195 mil, na controladora, e R$56.024 mil, no consolidado; e, no passivo circulante, valores a pagar no montante de R$170 mil, na controladora, e R$4.605 mil, no consolidado, relativos às transações de venda e compra de energia realizada no âmbito do Mercado Atacadista de Energia Elétrica – MAE, com base em cálculos preparados e divulgados pelo MAE. Esses valores podem estar sujeitos a modificação dependendo de decisão de processos judiciais em andamento movidos por empresas do setor, relativos a interpretação das regras do mercado em vigor.

   A liquidação financeira desses valores, programada para 22 de novembro de 2002, foi postergada em razão de novo acordo entre as empresas do setor e o governo. Após 31 de dezembro e até a data deste parecer, a Companhia e controladas receberam aproximadamente R$17.889 mil. O sucesso dessa negociação e liquidação depende da capacidade financeira das empresas do setor em honrar seus compromissos.

5. Em 21 de dezembro de 2001, foi editada a Medida Provisória nº. 14, convertida na Lei nº. 10.438, de 26 de abril de 2002, disciplinando, entre os assuntos, a recomposição do equilíbrio econômico-financeiro das empresas distribuidoras de energia elétrica, garantido nos contratos de

concessão, em razão do Programa Emergencial de Redução do Consumo de Energia Elétrica. As informações detalhadas e os impactos sobre a situação patrimonial e financeira e no resultado das operações relativos ao Acordo Geral do Setor Elétrico estão divulgados na nota explicativa nº. 6 às demonstrações financeiras.

6. No exercício findo em 31 de dezembro de 2002, a Companhia apresentou capital circulante líquido negativo no montante de R$142.937 mil e R$261.549 mil, controladora e consolidado, respectivamente. A Companhia apresenta um endividamento por empréstimos e financiamentos no montante de R$387.743 mil e R$635.753 mil, controladora e consolidado, respectivamente, que tem contribuido para impactar de forma negativa e significativa o seu resultado financeiro e, por consequência o resultado das operações da Companhia e de suas controladas. As projeções da Administração, no entanto, indicam resultados futuros positivos a médio e longo prazo, com a renovação e reescalonamento dos prazos dos empréstimos e financiamentos da Companhia e de suas controladas. Conforme mencionado na nota explicativa nº. 1, a Companhia e suas controladas vêm negociando junto às instituições financeiras credoras, o alongamento do perfil das dívidas de financiamentos, objetivando o restabelecimento do equilíbrio econômico e financeiro do grupo.

7. As demonstrações financeiras referentes ao exercício findo em 31 de dezembro de 2001, apresentadas para fins de comparação, foram examinadas por outros auditores independentes que emitiram parecer de auditoria em 27 de março de 2002, sem ressalvas e incluindo parágrafo de ênfase mencionando que os valores a receber relativos ao período de racionamento encontravam-se pendentes de revisão e homologação e os saldos de energia comercializada no âmbito do MAE foram registrados com base em dados preliminares fornecidos pelo ASMAE.

Rio de Janeiro, 24 de março de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/S-SE

Marcelo C. Almeida
Contador
CRC – RJ 36.206 – 3/S-SE

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais)

ATIVO

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
CIRCULANTE				
Numerário disponível	2,159	423	9,480	3,450
Aplicações no mercado aberto	31	29	1,251	1,055
Consumidores e concessionárias	88,189	92,046	262,751	260,291
Títulos de créditos a receber	21,999	12,034	45,186	29,935
Créditos renegociados	-	-	32,692	39,176
Recomposição tarifária extraordinária	15,806	17,104	35,992	48,010
Provisão para créditos de liquidação duvidosa	(10,448)	(17,075)	(90,784)	(96,256)
Estoques	987	1,759	2,691	4,377
Impostos a recuperar	9,402	6,194	29,419	26,568
Despesas pagas antecipadamente	527	2,902	4,800	7,536
Outros créditos	14,685	4,946	33,000	4,946
	143,337	120,362	366,478	329,088
REALIZÁVEL A LONGO PRAZO				
Recomposição tarifária extraordinária	29,103	38,728	101,922	107,506
Consumidores e concessionárias	7,773	-	7,773	-
Títulos de créditos a receber	-	-	10,327	4,905
Créditos renegociados	-	-	20,638	28,007
Impostos a recuperar	2,505	5,467	7,103	11,656
Créditos com partes relacionadas	208,921	337,875	61,300	87,932
Créditos tributários	25,241	29,404	121,977	127,261
Depósitos e cauções vinculados	7,425	6,943	25,261	20,571
Outros	15,507	9,266	30,403	23,734
	296,475	427,683	386,704	411,572
PERMANENTE				
Investimentos	96,863	85,142	417	352
Imobilizado	672,426	683,933	913,982	909,341
Diferido	465	691	391,026	394,469
	769,754	769,766	1,305,425	1,304,162
TOTAL DO ATIVO	1,209,566	1,317,811	2,058,607	2,044,822

As notas explicativas são parte integrante das demonstrações financeiras.

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais)

PASSIVO

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
CIRCULANTE				
Fornecedores	29,062	29,524	85,879	174,976
Encargos de dívidas	1,070	6,998	1,941	10,553
Empréstimos e financiamentos	214,611	262,692	358,372	330,607
Folha de pagamento	119	1,064	1,472	2,759
Tributos e contribuições sociais	15,946	16,368	109,032	85,349
Obrigações estimadas	2,605	2,515	6,658	6,480
Encargos do consumidor a recolher	1,752	2,212	3,437	5,776
Outras contas a pagar	21,109	4,996	61,236	18,081
	286,274	326,369	628,027	634,581
EXIGÍVEL A LONGO PRAZO				
Fornecedores	14,232	13,410	40,413	34,062
Empréstimos e financiamentos	173,132	245,339	277,381	329,951
Débitos com partes relacionadas	14,603	5,046	132,688	64,513
Tributos e contribuições sociais	7,748	3,675	52,153	58,582
Provisão para contingências	17,583	12,084	98,280	95,553
Provisão de déficit atuarial	21,485	21,526	46,188	45,823
Outras contas a pagar	11,439	2,724	21,370	10,939
	260,222	303,804	668,473	639,423
Participação minoritária	-	-	99,037	83,180
PATRIMÔNIO LÍQUIDO E RECURSOS DESTINADOS A FUTURO AUMENTO DE CAPITAL				
Capital social	437,815	437,815	437,815	437,815
Reservas de capital	3,349	3,349	3,349	3,349
Prejuízos acumulados	(38,215)	(16,483)	(38,215)	(16,483)
	402,949	424,681	402,949	424,681
Recursos destinados a aumento de capital	260,121	262,957	260,121	262,957
	663,070	687,638	663,070	687,638
TOTAL DO PASSIVO	1,209,566	1,317,811	2,058,607	2,044,822

As notas explicativas são parte integrante das demonstrações financeiras.

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

DEMONSTRAÇÕES DO RESULTADO
PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em milhares de reais, exceto o prejuízo por ação)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Receita operacional bruta				
Fornecimento de energia elétrica	279,134	267,965	686,960	696,801
Suprimento	19,781	57,937	77,138	76,394
Outras receitas	5,171	2,117	10,432	5,984
	304,086	328,019	774,530	779,179
Deduções à receita operacional				
Quotas para reserva global de reversão - RGR	3,607	2,827	7,660	7,164
ICMS faturado	54,054	38,623	128,000	96,347
Pis e Cofins	11,420	12,011	29,018	28,394
	69,081	53,461	164,678	131,905
Receita operacional líquida	**235,005**	**274,558**	**609,852**	**647,274**
Despesas (receitas) operacionais				
Pessoal	26,652	23,061	67,634	64,880
Material	3,835	4,065	11,093	10,612
Serviços de terceiros	16,296	12,543	49,059	36,175
Energia elétrica comprada para revenda	95,585	111,762	233,815	378,115
Transporte de potência elétrica	17,927	13,988	51,919	40,295
Depreciação e amortização	13,284	11,685	31,556	27,792
Quota para conta de consumo de combustível	12,214	5,735	25,165	14,157
Provisão (reversão) para contingências	196	1,314	132	(3,973)
Provisão para devedores duvidosos	(6,627)	3,353	(5,472)	(1,413)
Outras despesas	2,993	3,068	9,526	11,049
	182,355	190,574	474,427	577,689
Resultado do serviço	**52,650**	**83,984**	**135,425**	**69,585**
Receitas (despesas) financeira				
Renda de aplicações financeiras	88	1,400	494	3,423
Variação monet. e acrésc. moraório de contas de energia	3,695	3,745	15,103	11,176
Encargos de dívidas	(64,078)	(51,104)	(129,294)	(106,451)
(-) Transferências para o Imobilizado em curso	429	737	620	869
Outras	(14,126)	3,589	(5,479)	14,842
	(73,992)	(41,633)	(118,556)	(76,141)
Equivalência patrimonial	11,731	(23,817)	-	-
Amortização de ágio	(14,672)	(14,098)	(17,612)	(15,571)
Resultado operacional	**(24,283)**	**4,436**	**(743)**	**(22,127)**
Receitas não operacionais	1,578	239	5,236	931
Despesas não operacionais	(3,394)	(1,619)	(4,506)	(3,997)
Lucro (prejuízo) antes da contribuição social, imposto de renda e participações minoritárias	**(26,099)**	**3,056**	**(13)**	**(25,193)**
Imposto de renda e contribuição social	4,367	(9,552)	(5,862)	(449)
Prejuízo antes das participações minoritárias	**(21,732)**	**(6,496)**	**(5,875)**	**(25,642)**
Participação minoritária	-	-	(15,857)	19,146
Prejuízo do exercício	**(21,732)**	**(6,496)**	**(21,732)**	**(6,496)**
Prejuízo por ação - R$	(485.86)	(145.23)		

As notas explicativas são parte integrante das demonstrações financeiras.

4/24/2003 1:16 PM

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

DEMONSTRAÇÕES DAS ORIGENS E APLICAÇÕES DE RECURSOS

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Origens de recursos				
Das Operações (vide demonstração abaixo)	19,496	28,976	70,164	-
De terceiros				
Financiamentos captados	30,959	106,824	137,829	157,654
Contribuição de consumidores	2,319	1,622	15,789	2,481
Aumento do exigível a longo prazo	15,903	-	51,077	19,732
Redução do realizável a longo prazo	135,758	-	118,066	-
Aumento de participação de minoritário	-	-	-	92,183
Outros	-	2,768	-	2,768
Total das origens	204,435	140,190	392,925	274,818
Aplicações de recursos				
Nas Operações (vide demonstração abaixo)	-	-	-	52,257
Nos investimentos	-	105,707	75	12,896
Ágio na aquisição de investimentos	-	-	-	26,542
No imobilizado	20,241	33,442	68,642	81,809
No diferido	35	130	315	2,250
Aumento no realizável a longo prazo	-	9,249	-	6,504
Recursos destinados a futuro aumento de capital	6,350	83,704	-	-
Transferência do exigível a longo prazo para o circulante	114,739	101,224	279,949	180,497
Total das aplicações	141,365	333,456	348,981	362,755
Aumento (redução) do capital circulante líquido	63,070	(193,266)	43,944	(87,937)
Demonstração da variação do capital circulante líquido:				
Ativo circulante -				
No início do exercício	120,362	68,011	329,088	218,053
No fim do exercício	143,337	120,362	366,478	329,088
	22,975	52,351	37,390	111,035
Passivo circulante -				
No início do exercício	326,369	80,752	634,581	435,609
No fim do exercício	286,274	326,369	628,027	634,581
	(40,095)	245,617	(6,554)	198,972
Aumento (redução) do capital circulante líquido	63,070	(193,266)	43,944	(87,937)
Operações				
Prejuízo do exercício	(21,732)	(6,496)	(21,732)	(6,496)
Despesas (receitas) que não afetam o capital circulante:				
Equivalência patrimonial	(11,731)	23,817	-	-
Perda de capital	-	1,319	-	3,393
Depreciação e amortização	13,284	11,685	31,556	27,792
Participação minoritária	-	-	15,857	(19,146)
Amortização de ágio	14,672	14,098	17,612	15,571
Juros e variação monetária de itens de longo prazo	18,119	7,714	21,535	18,392
Valor residual das baixas do ativo permanente	1,677	536	2,745	1,138
Imposto de renda e contribuição social diferidos	4,163	307	5,283	(8,794)
Recomposição tarifaria extraordinária de longo prazo	1,903	(20,470)	283	(64,989)
Conta de variação de valores Parcela A -CVA de longo prazo	(1,055)	(4,848)	274	(8,455)
Provisão (reversão) para contingências	196	1,314	(3,249)	(10,293)
Outras	-	-	-	(370)
	19,496	28,976	70,164	(52,257)

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE
CNPJ Nº 13.017.462/0001-63

DEMONSTRAÇÕES DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO
PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em milhares de reais)

		Reservas de capital			
	Capital Social	Subvenção de Investimentos	Remuneração de Imobilizações em curso	Prejuízos acumulados	Total
Saldos em 01 de janeiro de 2001	**437,815**	**2,102**	**1,247**	**(4,518)**	**436,646**
Déficit atuarial registrado conforme Deliberação CVM nº 371	-	-	-	(8,830)	(8,830)
Créditos tributários sobre o déficit atuarial	-	-	-	3,361	3,361
Prejuízo do exercício	-	-	-	(6,496)	(6,496)
Saldos em 31 de dezembro de 2001	**437,815**	**2,102**	**1,247**	**(16,483)**	**424,681**
Prejuízo do exercício	-	-	-	(21,732)	(21,732)
Saldos em 31 de dezembro de 2002	**437,815**	**2,102**	**1,247**	**(38,215)**	**402,949**

As notas explicativas são parte integrante das demonstrações financeiras.

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações financeiras para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

1 Contexto Operacional

A Empresa Energética de Sergipe S/A - Energipe é uma concessionária de energia elétrica, que atua em 63 municípios no Estado de Sergipe, atendendo a 419.722 consumidores (quantidade não auditada pelos auditores independentes).

A Energipe, através das empresas de propósitos específicos Pbpart Ltda. e Pbpart SE 1 S/A, adquiriu o controle acionário das empresas Companhia Energética da Borborema – CELB e Sociedade Anônima de Eletrificação da Paraíba – Saelpa.

A CELB e a Saelpa são concessionárias de serviços públicos de energia elétrica, cujas áreas de concessão englobam praticamente todo o Estado da Paraíba e atendem a 919.706 consumidores (quantidade não auditada pelos auditores independentes).

A Energipe apresentava o capital circulante líquido negativo em 31 de dezembro de 2002 nos montantes R$142.937 (R$206.007 em 2001) na controladora e R$261.549 (R$305.493 em 2001) no consolidado, respectivamente. Esse desequilíbrio decorre da necessidade da Companhia e de suas controladas se financiarem no mercado financeiro de curto prazo, haja vista o desequilíbrio provocado pela redução das receitas operacionais durante o Programa Emergencial de Racionamento (vide nota 6), bem como da postergação de 50% da liquidação das transações de energia elétrica ocorridas no Mercado Atacadista de Energia – MAE (vide nota nº 5), associado as aquisições dos investimentos da CELB e Saelpa.

A Administração vem mantendo negociações com as instituições financeiras credoras, visando o alongamento de suas dívidas de curto para longo prazo. Com o resultado dessas negociações, previsto para o primeiro semestre de 2003, a Administração, baseada nas projeções de resultados da Companhia e de suas controladas, espera restabelecer o equilíbrio econômico-financeiro do grupo, bem como retornar a lucratividade.

2 Apresentação das demonstrações financeiras

As demonstrações financeiras foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira, normas e disposições da Comissão de Valores Mobiliários - CVM e legislação específica aplicável às concessionárias de Serviços Públicos de Energia Elétrica, estabelecidas pela Agência Nacional de Energia Elétrica – ANEEL, preponderantemente o "Manual de Contabilidade de Serviço Público de Energia Elétrica", de aplicação compulsória a partir de 1º de janeiro de 2002.

3 Sumário das principais práticas contábeis

a) As aplicações no mercado aberto estão representadas por aplicações em fundos de curto prazo e certificados de depósitos bancários que estão registrados pelo valor atualizado na data do balanço;

b) Consumidores e concessionárias engloba o fornecimento de energia faturada e não faturada por estimativa, até o encerramento do balanço, reconhecidas pelo regime de competência;

c) A provisão para créditos de liquidação duvidosa foi constituída em bases consideradas suficientes para fazer face a eventuais perdas na realização dos créditos e levando em conta as instruções da ANEEL;

d) Os estoques estão valorizados ao custo médio da aquisição, que não excede o seu valor de mercado;

(Em milhares de reais)

e) Os investimentos em controladas foram contabilizados pelo método de equivalência patrimonial, tomando-se por base os patrimônios líquidos dessas empresas em 31 de dezembro de 2002 e 2001. Os demais investimentos estão contabilizados ao custo, corrigido monetariamente até 31 de dezembro de 1995.

Os ágios pagos nas aquisições dos controles acionários das controladas CELB e Saelpa,estão sendo amortizados pelo prazo de concessão de distribuição de energia elétrica, tomando-se por base as projeções dos resultados dessas concessionárias, ou seja, CELB em 30 anos, a partir de janeiro de 2000 e Saelpa em 30 anos, a partir de dezembro de 2000. Em 31 de dezembro de 2002, os saldos a amortizar são: CELB R$82.352 e Saelpa R$305.906, todos classificados no diferido para fins de apresentação no consolidado;

f) O imobilizado está demonstrado ao custo, corrigido monetariamente até 31 de dezembro de 1995. As adições, a partir desta data, estão contabilizadas ao custo. As depreciações são calculadas pelo método linear, com base no prazo de vida útil estimado dos bens e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso;

O ágio incorporado pela Energipe, encontra-se registrado no imobilizado e está sendo amortizado pelo prazo de concessão de distribuição de energia elétrica, tomando-se por base as projeções de resultado da Energipe nos próximos 30 anos, a partir de abril de 1998. Em 31 de dezembro de 2002, o saldo a amortizar deste ágio monta em R$485.871 (R$500.543 em 2001);

g) Os juros e demais encargos financeiros e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, foram capitalizados e estão registrados neste subgrupo como custo. A Energipe e suas controladas optaram por não mais capitalizar os juros sobre os investimentos em imobilizado em curso financiados com recursos próprios a partir de 1999;

h) O diferido está representado pelo custo de aquisição de software de manutenção de sistema corporativo. A amortização está sendo realizada pelo prazo de 5 anos.

i) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios.

j) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada a alíquota 9%. Os créditos tributários de imposto de renda e contribuição social diferidos em 31 de dezembro de 2002 e 2001 foram constituídos em conformidade com a Instrução CVM nº 371/02 e Deliberação CVM 273/97, respectivamente;

k) As contingências passivas estão provisionadas por valores julgados suficientes pelos administradores e assessores jurídicos para fazer face aos desfechos desfavoráveis;

l) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

m) Os custos associados aos planos de complementação de aposentadoria e pensão são reconhecidos pelo regime de competência, conforme Deliberação CVM nº 371/00;

n) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço;

o) A preparação das demonstrações financeiras de acordo com as práticas de contabilidade emanadas da legislação societária brasileira requer que a Administração da Energipe se baseie em estimativas para o

(Em milhares de reais)

registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações financeiras. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações financeiras referem-se ao registro dos efeitos decorrentes da compra e venda de energia elétrica no Mercado Atacadista de Energia – MAE, Provisão para Créditos de Liquidação Duvidosa, Provisão para Contingências e Planos de Aposentadoria e Pensão.

4 Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas incluem as demonstrações financeiras da Energipe e de suas controladas a seguir relacionadas:

Controladas:	Paticipação societária em 2002 e 2001
Pbpart Ltda. (*)	99,99
Pbpart SE 1 S.A. (**)	50,10

(*) Controladora da CELB (99,13% do capital votante e 88,85% do capital total)
(**) Controladora da Pbpart SE 2 Ltda (50,10% do capital votante e total) que detém o controle da Saelpa (97,55% do capital votante e 82,83% do capital total)

As demonstrações financeiras consolidadas foram elaboradas com base nas demonstrações financeiras das empresas controladas na mesma data da controladora e de acordo com os critérios técnicos de consolidação previstos na Instrução CVM n.º 247/96.

5 Consumidores e concessionárias

a) Controladora

Classes de consumo	Saldos Vincendos	Vencidos até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2002	Total 2001
Residencial	5.116	3.723	1.363	570	492	2.728	13.992	10.679
Industrial	2.368	860	307	230	51	331	4.147	2.633
Comércio, serviços e outras atividades	797	773	394	325	340	1.946	4.575	4.531
Rural	428	512	334	324	661	6.336	8.595	7.022
Poder público:								
Federal	169	80	63	54	26	64	456	593
Estadual	76	36	29	25	11	29	206	268
Municipal	300	142	113	96	44	114	809	1.053
Iluminação pública	756	518	827	618	136	184	3.039	5.570
Serviço público	900	1.096	25	29	29	15	2.094	1.453
Subtotal – consumidores	10.910	7.740	3.455	2.271	1.790	11.747	37.913	33.802
Concessionárias (*)	-	-	-	-	-	-	48.061	51.600
Fornecimento não faturado	-	-	-	-	-	-	9.988	6.644

(Em milhares de reais)

Total	**10.910**	**7.740**	**3.455**	**2.271**	**1.790**	**11.747**	**95.962**	**92.046**
Parcela curto prazo							88.189	92.046
Parcela longo prazo							7.773	-

b) Consolidado

Classes de consumo	Saldos Vincendos	Vencidos Até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2002	Total 2001
Residencial	12.252	10.263	3.561	2.164	2.951	12.561	43.752	40.059
Industrial	9.536	2.189	982	655	5.288	9.647	28.297	27.071
Comércio, serviços e outras atividades	5.119	3.826	1.983	1.162	1.975	7.372	21.437	19.848
Rural	1.258	1.012	650	535	964	7.991	12.410	11.168
Poder público:								
Federal	845	579	851	923	727	3.207	7.132	17.240
Estadual	1.071	766	1.144	1.283	958	4.939	10.161	1.245
Municipal	961	625	831	923	623	3.552	7.515	2.336
Iluminação pública	2.677	1.469	2.590	2.660	3.599	28.837	41.832	36.597
Serviço público	3.052	1.311	80	70	98	284	4.895	4.735
Outros valores a receber	-	-	-	-	-	-	-	7.730
Subtotal – consumidores	**36.771**	**22.040**	**12.672**	**10.375**	**17.183**	**78.390**	**177.431**	**168.029**
Concessionárias (*)	-	-	-	-	-	-	67.918	76.014
Fornecimento não faturado	-	-	-	-	-	-	25.175	16.248
Total	**36.771**	**22.040**	**12.672**	**10.375**	**17.183**	**78.390**	**270.524**	**260.291**
Parcela curto prazo							262.751	260.291
Parcela longo prazo							7.773	-

(*) Inclui energia vendida no Mercado Atacadista de Energia – MAE .

A Companhia constituiu provisão para devedores duvidosos dos saldos vencidos de longa data, dentro dos critérios técnicos estabelecidos pela ANEEL.

O saldo da conta de consumidores e concessionárias inclui o registro dos valores referentes à comercialização de energia no âmbito do Mercado Atacadista de Energia - MAE no montante de R$45.195 e R$56.024 controladora e consolidado, respectivamente, relativos ao período de setembro de 2000 a dezembro de 2002, deduzido da liquidação parcial ocorrida em 30 de dezembro de 2002. Esses saldos foram apurados com base em cálculos preparados e divulgados pelo Mercado Atacadista de Energia - MAE. A liquidação financeira desses valores, incluindo os saldos registrados no passivo circulante de R$170 e de R$4.605, controladora e consolidado respectivamente, os quais incluem os encargos de serviço de sistema, estava programada para 22 de novembro de 2002, mas foi postergada em razão de novo acordo realizado entre as empresas do setor e o Governo. De acordo com o estabelecido nesse novo acordo, 50% do saldo líquido a receber/a pagar deveriam

(Em milhares de reais)

ter a liquidação iniciada até o fim do exercício de 2002 e o saldo remanescente liquidado após a conclusão dos trabalhos de auditoria a ser contratada para as contas do MAE.

A Resolução ANEEL nº 763 de 20/12/2002 em conjunto com os Despachos do MAE, estabeleceu a liquidação financeira das operações registradas no MAE, com o seguinte cronograma:

Créditos no MAE	Data de Liquidação
50% dos valores referentes a:	
• set/2000 a set/2002	dez/2002
• out/2002	jan/2003
• nov/2002	fev/2003
• dez/2002	fev/2003
Saldo remanescente	Após conclusão da auditoria a ser realizada nas contabilizações das operações registradas no MAE, com cronograma ainda a ser divulgado pelo MAE

Até 31 de dezembro de 2002 a Companhia recebeu R$12.735, enquanto que suas controladas pagaram R$7.991, gerando um efeito no consolidado de R$4.744.

De acordo com as regras desse mercado o saldo a receber da primeira parcela não liquidado deverá ser negociado bilateralmente entre as empresas do setor.

Abaixo apresenta-se a posição da controladora Energipe e de suas controladas CELB e Saelpa junto ao MAE:

Composição dos créditos no MAE	Controladora	Consolidado
Setembro/2000 a dezembro/2002:		
• Parcela liberada para liquidação	25.079	26.498
• Parcela vinculada a liminares concedidas	7.773	7.773
• Parcela retida (aguardando finalização de auditoria nas contas do MAE)	25.078	26.497
• Liquidações ocorridas em dezembro de 2002	(12.735)	(4.744)
Saldo em 31 de dezembro de 2002	45.195	56.024
Liquidações ocorridas em janeiro e fevereiro de 2003	(9.758)	(17.889)

Os valores da energia no curto prazo podem estar sujeitos a modificação dependendo de decisão dos processos judiciais em andamento, movido por determinadas empresas do setor, relativos a interpretação das regras do mercado em vigor. Essas empresas, não incluídas na área do racionamento, obtiveram liminar que torna sem efeito o Despacho nº. 288 da ANEEL, de 16 de maio de 2002, que objetivou o esclarecimento às empresas do setor sobre o tratamento e a forma de aplicação de determinadas regras de contabilização do MAE, incluídas no Acordo Geral do Setor Elétrico. O pleito dessas empresas envolve a comercialização da cota-parte de Itaipu no submercado Sudeste/Centro-Oeste durante o período de racionamento de 2001 a 2002, quando havia discrepância significativa de preços na energia de curto prazo entre os submercados.

(Em milhares de reais)

6 Recomposição tarifária extraordinária

Com base nas disposições contidas na Lei nº 10.438, de 26 de abril de 2002, na Resolução nº 91, da Câmara de Gestão de Crise de Energia Elétrica - GCE, de 21 de dezembro de 2001, e na Resolução nº 31, da ANEEL, de 24 de janeiro de 2002, foi instituída a recomposição tarifária extraordinária, que está sendo efetivada por meio da aplicação de reajustes às tarifas de energia elétrica vigentes a partir de 31 de dezembro de 2001, assim reconhecidas pela ANEEL:

a) 2,9% para os clientes residenciais e rurais (exceto baixa renda).
b) 7,9% para os demais clientes.

A referida recomposição visa o equilíbrio econômico-financeiro do contrato de concessão e foi implementada para suprir as perdas observadas em decorrência do Programa Emergencial de Redução do Consumo de Energia Elétrica, durante o período compreendido entre 01 de junho de 2001 a 28 de fevereiro de 2002 a saber:

a) Redução do consumo de energia elétrica do programa de racionamento no período;
b) Conta de Compensação de Variação de Valores de Itens da Parcela A; e
c) Energia Livre – energia contratada pelos geradores para atender o período do Programa Emergencial. Conforme Resolução ANEEL nº 36 de 29 de janeiro de 2003, alterada pela Resolução ANEEL nº 89 de 25 de fevereiro de 2003. Esses valores começarão a ser repassados aos geradores a partir de março de 2003.

Através das Resoluções nº 480, 481, 482 e 483 de agosto de 2002 da ANEEL, os valores homologados relativos à recomposição tarifária extraordinária e energia livre estão demonstrados a seguir:

	Controladora				Consolidado			
	Recomposição tarifária	Energia livre	Parcela A	Total	Recomposição tarifária	Energia livre	Parcela A	Total
Saldos em 31/12/2001	29.941	20.878	5.012	55.832	95.547	53.028	6.941	155.516
Ajuste Resolução 480 e 483	(4.561)	(1.251)	-	(5.812)	(12.465)	(3.923)	-	(16.388)
Constituição, conforme Res. nº 481	1.430	2.479	-	3.909	10.031	6.074	-	16.105
Constituição Parcela A	-	-	(22)	(22)	-	-	(25)	(25)
Amortização	(13.991)	-	-	(13.991)	(33.748)	-	-	(33.748)
Atualização monetária	4.081	-	913	4.994	15.189	-	1.265	16.454
Saldos em 31/12/2002	16.900	22.106	5.903	44.909	74.554	55.179	8.181	137.914
Parcela de curto prazo	15.806	-	-	15.806	35.992	-	-	35.992
Parcela de longo prazo	1.094	22.106	5.903	29.103	38.562	55.179	8.181	101.922

A Resolução ANEEL nº 484 de 29 de agosto de 2002, estabeleceu a vigência do reajuste tarifário extraordinário – RTE nas tarifas de fornecimento de energia elétrica das concessionárias de distribuição de energia elétrica pelos seguintes prazos máximos, a partir de janeiro de 2001: Energipe (55 meses); CELB (90 meses) e Saelpa (75 meses). A administração das Companhias baseada em projeções internas espera realizar todos os créditos dentro dos prazos definidos por essa Resolução.

(Em milhares de reais)

O BNDES aprovou linha de crédito para financiamento dos valores de recuperação das perdas decorrentes do Programa de Racionamento. O montante liberado até 31 de dezembro de 2002 é de R$28.487 na controladora e de R$89.841 no consolidado.

7 Consumidores de baixa renda

A Lei nº 10.438, de 26 de abril de 2002, estabeleceu as diretrizes para enquadramento na subclasse residencial baixa renda, da unidade consumidora com consumo mensal inferior a 80kWh, tendo o Decreto nº 4.336, de 15 de agosto de 2002, ampliado a regulamentação de enquadramento, para unidades consumidoras com consumo mensal entre 80 e 220 kWh, desde que cumpridos certos requisitos.

Em decorrência de nova classificação, a concessionária procedeu o levantamento das perdas de receita, tendo sido apurado o montante de R$10.777 na controladora e R$28.390 no consolidado,classificados na rubrica "Outros créditos" no ativo circulante. Esta receita será custeada com recursos financeiros oriundos do adicional de dividendos devidos à União pela ELETROBRÁS, associado às receitas adicionais auferidas pelas concessionárias geradoras, sob controle federal e na insuficiência dos referidos dividendos da Eletrobrás, com recursos da RGR – Reserva Global de Reversão. Simultaneamente, a Companhia e suas controladas constituiram uma provisão no passivo circulante na conta "Outras Contas a Pagar" no montante de R$12.753 na controladora e R$32.970 no consolidado, objetivando a devolução dos valores faturados dos consumidores que ainda não tinham sido remanejados para sub-classe baixa-renda de acordo com a legislação em vigor.

8 Títulos de créditos a receber

Correspondem às contas de energia elétrica em atraso, renegociadas com os consumidores através de Termos de Confissão de Dívida. Em 31 de dezembro de 2002, estes créditos montam em R$21.999 (R$12.034 em 2001) na controladora, R$55.513 (R$34.840 em 2001) no consolidado, sendo R$10.327 (R$4.905 em 2001) classificados no Realizável a Longo Prazo. Do montante dos Títulos de Créditos a Receber, R$5.058 encontram-se vencidos há mais de 360 dias, para os quais a Energipe e suas controladas constituiram Provisão para Créditos de Liquidação Duvidosa.

9 Créditos renegociados – consolidado

Credora	Devedora	Crédito Renegociado	Crédito em 2002	Parcelas Mensais a Receber	Índice de Atualização Anual	Crédito em 2001
Saelpa	Cia. de Água e Esgotos da Paraíba – CAGEPA	79.198	12.415	21	IGP-DI	52.711
Saelpa	Governo do Estado da Paraíba	18.171	40.915	21	IGP-DI	14.472
Total			53.330			67.183
Parcela de curto prazo			32.692			39.176

(Em milhares de reais)

Parcela de longo prazo	20.638	28.007

Os créditos, renegociados pela controlada Saelpa, referem-se a consumo de energia elétrica até junho de 2000, renegociados em julho de 2000. O crédito junto à Companhia de Água e Esgotos da Paraíba - CAGEPA tem como garantia a própria receita da CAGEPA, sendo interveniente repassador o Banco do Estado da Paraíba - Paraiban.

10 Impostos a recuperar

	Controladora		Consolidado	
	2002	**2001**	**2002**	**2001**
.Imposto sobre Circulação de Mercadorias e Serviços – ICMS	6.020	2.782	16.967	10.430
.Imposto de Renda Retido na Fonte – IRRF	744	553	7.296	5.114
.Imposto de Renda – IRPJ	3.477	3.079	7.305	14.401
.Contribuição Social Sobre o Lucro – CSSL	1.011	747	3.094	3.212
.Outros	655	4.500	1.860	5.067
	11.907	11.661	36.522	38.224
Parcela de curto prazo	9.402	6.194	29.419	26.568
Parcela de longo prazo	2.505	5.467	7.103	11.656

11 Transações com partes relacionadas

Controladora:

	2002		2001	
Contratos de mútuo:	Ativo	Passivo	Ativo	Passivo
.CFLCL	-	-	9.631	-
.CELB	-	-	-	5.046
. Saelpa	-	-	33.415	-
. Pbpart Ltda	-	14.603	-	-
	-	14.603	43.046	5.046
Adiantamento para futuro aumento de capital:				
. Pbpart Ltda	66.016	-	63.201	-
. Pbpart SE 1	142.905	-	231.628	-
. Energisa S/A (*)	-	260.121	-	262.957
	208.921	260.121	294.829	262.957
Total	208.921	274.724	337.875	268.003

(*) Classificado no Patrimônio Líquido.

Os mútuos, originários de transações comerciais e financeiras normais ao curso das operações, são remunerados a juros compatíveis de mercado. Os recursos destinados ao futuro aumento de capital, não são remunerados.

(Em milhares de reais)

Transações efetuadas:

	Cia. Força e Luz Cataguazes-Leopoldina	CELB	Saelpa	Total 2002	Total 2001
Energia elétrica (comprada)	-	(324)	(561)	(885)	(6.771)
Serviços contratados (despesa)	(680)	-	-	(680)	(571)
Receita (despesa) financeira	(3.120)	592	-	(2.528)	6.575

As transações de adiantamento e empréstimos são remuneradas a juros compatíveis com o mercado. As referidas operações estão suportadas por contratos de abertura de crédito e foram submetidos ao conhecimento e aprovação da ANEEL.

As prestações de serviços, referentes às áreas administrativas e de apoio e a aquisição de softwares de sistema integrado corporativo de planejamento e gestão de recursos, foram realizadas em condições usualmente praticadas no mercado e foram submetidos ao conhecimento e aprovação da ANEEL.

Os valores relativos a energia fornecida estão suportados por contratos de compra e venda de energia que foram submetidos à aprovação do Poder Concedente.

Os saldos entre partes relacionadas no consolidado, em 31 de dezembro, estão demonstrados como segue:

	ATIVO CONSOLIDADO				
				TOTAL	
	ENERGISA	CFLCL	TELESERV	2002	2001
SAELPA	-	11.058	-	11.058	-
CELB	-	-	-	-	369
PBPART LTDA	535	11.725	137	12.397	64.602
PBPART SE 2	381	37.464	-	37.845	13.330
ENERGIPE	-	-	-	-	9.631
	916	60.247	137	61.300	87.932

O Passivo consolidado refere-se a "Adiantamento para Futuro Aumento de Capital" com o acionista indireto Alliant Energy.

12 Créditos tributários

Representam créditos tributários oriundos de prejuízos fiscais e bases negativas de contribuição social. Os valores de imposto de renda e contribuição social que afetaram o resultado do exercício são demonstrados como segue:

(Em milhares de reais)

	Controladora		Consolidado	
	2002	2001	2002	2001
Lucro (prejuízo) antes do imposto de renda e da contribuição social	(26.099)	3.056	(13)	(25.193)
Receita (despesa) de imposto de renda e da contribuição social calculados à alíquota efetiva	8.874	(1.039)	4	8.566
Ajustes:				
Itens permanentes	3.032	(8.922)	(1.840)	(9.020)
Créditos de exercícios anteriores	-	-	2.591	-
Créditos fiscais não constituídos em função da CVM 371	(7.327)	-	(7.327)	-
Outros	(212)	409	710	5
Receita (despesa) de imposto de renda e contribuição social diferidos	4.367	(9.552)	(5.862)	(449)

Crédito tributário reconhecido no balanço				
Prejuízos fiscais	26.653	24.484	100.651	101.610
Base negativa de contribuição social	5.915	4.920	28.653	25.651
Total	32.568	29.404	129.304	127.261
Créditos fiscais não constituídos em função da CVM 371	(7.327)	-	(7.327)	-
Total	25.241	29.404	121.977	127.261

Em 01 de julho de 2002, a CVM publicou a Instrução nº 371/2002, que estabelece novos critérios de avaliação e divulgação dos créditos fiscais diferidos. Em atendimento às disposições contidas nessa Instrução, estima-se as seguintes realizações dos créditos fiscais da controladora e consolidado:

	Realizações de créditos fiscais	
Período	Controladora	Consolidado
2003	-	18.879
2004	-	62.139
2005	11.519	27.237
2006	13.722	13.722
Total	25.241	121.977

A Energipe apurou prejuízo fiscal e base negativa no exercício de 2002 e somente constituiu créditos tributários sobre os valores apurados até 30 de junho de 2002, conforme previsto pela Deliberaçao CVM 273. A partir dessa data, por não se enquadrar nas regras da Instrução 371, deixou de constituir créditos tributários da ordem de R$7.327, os quais, segundo projeções internas, estima-se serem realizados a partir de 2007.

13 Investimentos

	Controladora		Consolidado	
	2002	2001	2002	2001
Participação em controladas	96.817	85.086	-	-
Outros	46	56	417	352

(Em milhares de reais)

96.863	85.142	417	352

Participação em controladas:

	2002					2001				
Controladoras	**Energipe**	**Energipe**	**Pbpart Ltda.**	**Pbpart SE 1 S/A**	**Pbpart SE 2 Ltda.**	**Energipe**	**Energipe**	**Pbpart Ltda.**	**Pbpart SE 1 S/A**	**Pbpart SE 2 Ltda.**
Controladas	**Pbpart Ltda.**	**Pbpart SE 1 S/A**	**CELB**	**Pbpart SE 2 Ltda.**	**Saelpa**	**Pbpart Ltda.**	**Pbpart SE 1 S/A**	**CELB**	**Pbpart SE 2 Ltda.**	**Saelpa**
Capital social	26.800	157.428	12.665	1	181.401	26.800	157.428	12.665	1	181.401
Quantidade de ações/quotas possuídas (mil)	26.799	78.871	113	1	605.678	26.799	78.871	113	1	605.678
Participação (%)	99,99	50,10	88,85	99,99	82,83	99,99	50,10	88,85	99,99	82,83
Lucro (prejuízo) do exercício	644	22.132	984	22.530	27.389	(7.692)	(32.183)	(7.235)	(32.142)	(13.281)
Patrimônio líquido	20.302	152.725	10.909	(*) (4.261)	125.863	19.658	130.594	9.925	(*) (26.792)	98.474
Equivalência patrimonial	644	11.087	874	22.530	22.686	(7.692)	(16.125)	(6.604)	(32.142)	(12.898)
Investimentos	20.302	76.515	9.693	-	104.252	19.658	65.428	8.819	-	81.567

(*) A Pbpart SE 1 S/A, constituiu provisão referente ao passivo a descoberto de sua controlada Pbpart SE 2 Ltda, no montante de R$4.261 (R$32.142 em 2001), registrado em "Outras contas a pagar" no Exigível a longo prazo.

Movimentação dos investimentos:

	2002			2001		
	Pbpart Ltda	**Pbpart SE 1 S/A**	**TOTAL**	**Pbpart Ltda**	**Pbpart SE 1 S/A**	**TOTAL**
Saldo inicial	19.658	65.428	85.086	551	2.645	3.196
Integralização de capital	-	-	-	26.799	78.908	105.707
Equivalência patrimonial	644	11.087	11.731	(7.692)	(16.125)	(23.817)
Saldo final	20.302	76.515	96.817	19.658	65.428	85.086

14 Imobilizado

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações financeiras para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

	Taxas anuais de depreciação	Controladora		Consolidado	
	(%)	2002	2001	2002	2001
Em serviço:					
Distribuição -					
Linhas, redes e subestações	2,5 a 7,7	265.529	200.910	584.254	471.212
Comercialização	4	2.469	27.831	59.221	79.582
Administração	4, 10 e 20	24.439	17.306	44.675	35.262
		292.437	246.047	688.150	586.056
Depreciação acumulada:					
Distribuição -					
Linhas, redes e subestações		(91.520)	(71.554)	(211.307)	(177.586)
Comercialização		(218)	(8.716)	(19.594)	(27.097)
Administração		(6.789)	(5.210)	(13.663)	(9.809)
		(98.527)	(85.480)	(244.564)	(214.492)
Em curso:					
Distribuição -					
Linhas, redes e subestações		11.315	31.648	36.966	65.242
Comercialização		83	1.052	268	2.180
Administração		181	6.738	439	7.171
		11.579	39.438	37.673	74.593
Subtotal		**205.489**	**200.005**	**481.259**	**446.157**
Ágio de empresa incorporada		538.012	538.012	538.012	538.012
Amortização acumulada		(52.141)	(37.469)	(52.141)	(37.469)
Subtotal		**485.871**	**500.543**	**485.871**	**500.543**
Contribuições do consumidor		(18.632)	(16.313)	(52.846)	(37.057)
Reserva para reversão		(302)	(302)	(302)	(302)
Obrigações vinculadas à concessão		(18.934)	(16.615)	(53.148)	(37.359)
Total		**672.426**	**683.933**	**913.982**	**909.341**

Os bens e instalações utilizados na transmissão, distribuição, inclusive comercialização são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL n.º 20/99, regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o

(Em milhares de reais)

produto da alienação seja depositado em conta bancária vinculada até a definitiva aplicação na concessão.

As contribuições dos consumidores representam a participação de terceiros em obras para fornecimento de energia elétrica em áreas não incluídas nos projetos de expansão das concessionárias de energia elétrica.

A reserva para reversão, constituída até 31 de dezembro de 1971, representa o montante de recursos provenientes do fundo de reversão, os quais foram aplicados em projetos de expansão da Energipe, incidindo, juros de 5% a.a. pagos mensalmente.

15 Diferido

	Controladora		Consolidado	
	2002	2001	2002	2001
Ágio na aquisição de investimentos	-	-	388.258	391.198
Custo de aquisição de softwares	1.335	1.300	4.685	4.368
Amortização acumulada	(870)	(609)	(1.917)	(1.097)
Total	465	691	391.026	394.469

16 Ágios em investidas

Os ágios pagos nas aquisições das controladas Saelpa e Celb, estão sendo amortizados pelo prazo de concessão de uma curva de lucratividade projetada para essas controladas. Em 31 de dezembro de 2002, a previsão de amortização de tais ágios é como segue:

Período de amortização	Controladora	Consolidado
2003 a 2004	29.555	35.737
2005 a 2006	33.675	41.726
2007 a 2008	37.654	49.639
2009 a 2010	37.004	53.200
2011 a 2012	38.318	56.964
2013 em diante	309.665	636.863
Total	485.871	874.129
Classificado como :		
Imobilizado	485.871	485.871
Diferido	-	388.258

Movimentação dos ágios - consolidado

(Em milhares de reais)

	2002				2001			
	Energipe	Pbpart Ltda	Pbpart SE 2 Ltda	Total	Energipe	Pbpart Ltda	Pbpart SE 2 Ltda	Total
Saldo inicial	500.543	83.033	308.165	891.741	514.641	76.506	289.623	880.770
. constituição de ágio	-	-	-	-	-	7.208	19.334	26.542
. amortização de ágio	(14.672)	(681)	(2.259)	(17.612)	(14.098)	(681)	(792)	(15.571)
Saldo final	485.871	82.352	305.906	874.129	500.543	83.033	308.165	891.741

17 Empréstimos e financiamentos

	Controladora		Consolidado	
	2002	2001	2002	2001
.Em moeda nacional, com juros de 4% a 6,5% a.a. e atualização monetária com base na variação da TJLP (Finame, Unibanco, BNL, HSBC e BNDES) (*)	238.567	333.673	297.938	413.428
.Em moeda nacional, com juros de até 8% a.a. e atualização monetária com base na variação da Finel, RGR (Eletrobrás)	7.686	4.501	25.086	18.836
.Em moeda nacional, com juros de até 2,0% a.m. acima taxa CDI(Mercantil, Rural, Unibanco, BNL, Schahin, ABC Brasil, Itaú, HSBC, BBA Creditanstalt, BBM, BRASCAN, BIC BANCO, Santos, Sofisa, Industrial e Bradesco).	56.549	156.631	148.463	196.960
.Em moeda nacional, com juros de 1% a.a. e atualização monetária com base na variação da SELIC (BNDES).	20.428	-	71.420	-
.Em moeda nacional, com juros de 1% a.m. e atualização monetária com base na variação do IGP-DI (Funasa).	-	-	5.763	6.506
.Em moeda nacional, com juros de até 10% a.a. e atualização monetária com base na variação do IGP-DI (Inergus).	15.439	13.226	15.439	13.226
.Em moeda nacional, com juros de 0,75% a m, e atualização monetária com base na variação da taxa TBF (BANESE).	6.413	-	6.413	-
.Em moeda nacional, com juros de 4,5% a.a e atualização monetária com base na variação do CDI (BNDES).	42.661	-	49.036	-
. Total moeda nacional	**387.743**	**508.031**	**619.558**	**648.956**
.Em moeda estrangeira (US$), com juros de 7,255% a.a. mais variação cambial (Unibanco).	-	-	16.195	11.602
. Total moeda estrangeira	**-**	**-**	**16.195**	**11.602**
Total Geral	**387.743**	**508.031**	**635.753**	**660.558**

(Em milhares de reais)

.Parcela de curto prazo	214.611	262.692	358.372	330.607
.Parcela de longo prazo	173.132	245.339	277.381	329.951

(*) No consolidado, inclui o financiamento obtido pela Pbpart Ltda. junto ao BNDES, no montante de R$ 44.363 (R$ 54.945 em 2001), para a aquisição do controle acionário da CELB, e o financiamento obtido pela Pbpart SE 2 Ltda., no montante de R$ 20.419 (R$ 19.690 em 2001), para aquisição do controle acionário da SAELPA, ambos estão garantidos pelas cauções das próprias ações adquiridas.

Os financiamentos obtidos junto ao Finame estão garantidos pelos próprios equipamentos financiados.

Os financiamentos obtidos junto às demais instituições financeiras estão garantidos por vinculação de parcelas das receitas da Energipe, CELB e Saelpa, em igual montante ao saldo dos respectivos financiamentos

Os financiamentos de longo prazo têm seus vencimentos assim programados:

	2002	
	Controladora	**Consolidado**
2004	98.039	148.468
2005	58.150	94.567
2006	6.971	15.418
2007	2.807	8.561
2008	2.807	4.837
Após 2008	4.358	5.530
	173.132	**277.381**

18 Parcelamento de impostos

No exercício de 2000, a controlada Saelpa aderiu ao programa de recuperação fiscal - REFIS. A Energipe e sua controlada Saelpa, também parcelaram seus débitos fiscais de ICMS junto aos Governos Estaduais. Em 31 de dezembro de 2002, esses débitos totalizam R$4.817 e R$114.549 na controladora e consolidado respectivamente e estão contabilizados na rubrica "Tributos e Contribuições Sociais" no Passivo Circulante e no Exigível a Longo Prazo, cuja liquidação está assim programada:

	Controladora	**Consolidado**
2003	926	66.253
2004	926	41.836
2005	646	4.141

(Em milhares de reais)

Após 2005	2.319	2.319
Total	**4.817**	**114.549**
Parcela curto prazo	**926**	**65.327**
Parcela longo prazo	**3.891**	**44.405**

19 Capital social

O capital social subscrito e integralizado está representado por 42.341 ações ordinárias e 2.388 ações preferenciais. As ações preferenciais não possuem direito de voto e têm prioridade no reembolso do capital no caso de liquidação da Companhia e na distribuição de dividendos mínimos, não cumulativos, de 10% a a. sobre o capital próprio atribuído a essa espécie de ações.

O estatuto social determina a distribuição de um dividendo obrigatório de 25% do lucro líquido do exercício, ajustado na forma do artigo n.º 202 da Lei n.º 6.404/76.

20 Fornecimento de energia elétrica

a) Controladora

	2002			2001		
	Não auditado			Não auditado		
	Nº de consumidores	MWh	R$	Nº de consumidores	MWh	R$
Residencial	377.514	406.967	100.388	363.313	400.095	86.031
Industrial	3.157	758.484	84.872	3.138	712.689	60.769
Comercial	27.197	241.889	54.470	28.060	234.676	44.203
Rural	6.044	57.371	6.668	3.649	67.637	6.346
Poder Público:						
Federal	93	15.924	3.198	84	13.958	2.433
Estadual	655	32.486	6.525	3.507	28.467	4.966
Municipal	3.947	15.287	3.065	583	13.399	2.334
Iluminação Pública	776	85.876	8.483	563	72.311	6.356
Serviço Público	272	119.636	10.024	274	116.176	8.472
Consumo Próprio	64	2.283	-	61	1.649	-
Subtotal	**419.719**	**1.736.203**	**277.693**	**403.232**	**1.661.057**	**221.910**
ICMS faturado	-	-	(54.054)	-	-	(38.623)
Ajuste a recomposição tarifaria extraordinária	-	-	(1.903)	-	-	50.819
Suprimento	3	286.073	19.780	3	473.754	57.937
Fornecimento não faturado (líquido)	-	12.341	3.344	-	(58.475)	(4.764)
Outras receitas	-	-	5.172	-	-	2.117

(Em milhares de reais)

Total	**419.722**	**2.034.617**	**250.032**	**403.235**	**2.076.336**	**289.396**

b) Consolidado

	2002			2001		
	Não auditado			Não auditado		
	Nº de consumidores	MWh	R$	Nº de consumidores	MWh	R$
Residencial	1.169.136	1.170.590	262.406	1.140.482	1.147.764	226.277
Industrial	8.330	1.653.632	178.212	8.461	1.575.541	139.797
Comercial	93.470	618.134	129.141	96.954	579.789	104.441
Rural	49.785	145.449	15.458	37.987	154.969	14.027
Poder Público:						
Federal	583	46.616	13.410	487	42.588	10.403
Estadual	3.049	67.266	14.133	5.474	60.804	10.853
Municipal	12.788	57.759	8.316	7.846	52.862	6.401
Iluminação Pública	1.064	254.075	28.577	1.135	201.634	19.975
Serviço Público	1,034	260.879	28.723	978	249.460	23.063
Consumo Próprio	185	4.911	-	225	3.965	-
Subtotal	**1.339.424**	**4.279.311**	**678.376**	**1.300.029**	**4.069.376**	**555.237**
ICMS faturado	-	-	(128.000)	-	-	(96.347)
Ajuste à recomposição tarifária extraordinnária	-	-	(283)	-	-	148.575
Suprimento	4	1.212.320	77.076	7	768.102	76.394
Fornecimento não faturado (líquido)	-	39.157	8.929	-	(107.660)	(7.011)
Outras receitas	-	-	10.432	-	-	5.984
Total	**1.339.428**	**5.530.788**	**646.530**	**1.300.036**	**4.729.818**	**682.832**

- O número de consumidores no consolidado, inclui o somatório de consumidores da Energipe, CELB e Saelpa.

21 Remuneração dos administradores

(Em milhares de reais)

A rubrica "Despesas de pessoal" inclui o montante de R$1.637 (R$1.486 em 2001), na controladora, R$3.821 (R$3.656 em 2001) no consolidado, referente a remuneração dos administradores.

22 Provisões para contingências

O saldo da provisão para contingências de R$17.583 (R$98.280 no consolidado) leva em consideração a estimativa da administração para as perdas prováveis, juntamente com seus assessores jurídicos, e outras informações na data de preparação das demonstrações financeiras, sendo o procedimento consistente com o adotado no encerramento do exercício de 2001. Para as discussões em andamento, a Energipe, possui cauções e depósitos vinculados de R$ 7.425 (R$25.261 no consolidado).

O saldo, por natureza, é como segue:

	Controladora		Consolidado	
Contingências	**2002**	**2001**	**2002**	**2001**
Trabalhistas	3.447	3.447	32.076	35.474
Cíveis	2.321	2.321	28.542	28.673
Fiscais	11.815	6.316	37.662	31.406
TOTAL	**17.583**	**12.084**	**98.280**	**95.553**

Em 2002, na controladora,o montante de R$5.499 referente ao aumento das provisões, R$5.303 está contabilizado como outras despesas financeiras e R$196 como despesa de provisão para contingências.
No consolidado, o montante de R$2.727referente ao aumento das provisões, R$5.976 está contabilizado como outras despesas financeiras, R$3.381 como reversão de despesa operacional – pessoal e R$132 como provisão para contingências.

23 Cobertura de seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

24 Instrumentos financeiros (Instrução CVM n° 235/95)

a - Considerações gerais
A utilização de instrumentos e de operações com derivativos envolvendo indexadores tem por objetivo a proteção do resultado das operações ativas e passivas da Energipe e suas controladas.
A administração avalia que os riscos são mínimos, pois não existe concentração de parte contrária, e as operações são realizadas com bancos de reconhecida solidez dentro de limites aprovados.

b - Valor de mercados dos instrumentos financeiros
Os valores contábeis referentes às operações com empresas do grupo constantes no balanço patrimonial, quando comparados com os valores que poderiam ser obtidos na sua negociação em um mercado ativo ou, na

(Em milhares de reais)

ausência destes com o valor presente líquido ajustado com base na taxa vigente de juros no mercado, se aproximam, substancialmente, de seus correspondentes valores de mercado.

Os valores contábeis dos empréstimos e financiamentos vinculados a projeto de eletrificação, obtidos em moeda nacional, junto a Centrais Elétricas Brasileiras S.A. - Eletrobrás, estão compatíveis com o valor de tais operações, não disponíveis no mercado financeiro. A Energipe e suas controladas não têm financiamentos em moeda estrangeira vinculados aos seus projetos de eletrificação. Os demais valores contábeis dos instrumentos financeiros, ativos e passivos, encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado.

c - Fatores de risco

Crédito

Possibilidade da Energipe e suas controladas virem a incorrer em perdas resultantes da dificuldade de recebimento de valores faturados a seus consumidores, concessionárias e permissionárias. Para reduzir esse tipo de risco e para auxiliar no gerenciamento do risco de inadimplência, a Energipe e suas controladas monitoram as contas a receber de consumidores, cortando o fornecimento, caso o consumidor deixe de realizar seus pagamentos. No caso de consumidores o risco de crédito é mínimo devido à grande pulverização da carteira.

Moeda estrangeira

Possibilidade de perdas por conta de aumento nas taxas de câmbio que aumentem os saldos de passivo de empréstimos e financiamentos em moeda estrangeira captados no mercado. A Energipe e suas controladas visando assegurar que as oscilações não afetem seu resultado e fluxo de caixa, possuiam em 31 de dezembro de 2001, operações de "swap" cambial no valor nominal total contratado de US$35,3 milhões com encargos de Libor ,fica acrescidos de over libor de 1,25% a a. . O referido swap limitava o encargo financeiro desses contratos à variação do CDI, acrescido de 1,9% a.a.. No exercício findo em 31 de dezembro de 2002 foi apurado um resultado positivo nas operações de "swap" cambial no montante de R$174 na controladora e R$1.064 no consolidado, contabilizado no resultado financeiro, não havendo saldos em aberto para essas operações na data do balanço.

Taxas de Juros

Possibilidade de a Energipe e suas controladas virem a incorrer em perdas por conta de flutuações nas taxas de juros, que aumentem as despesas financeiras relativas a empréstimos e financiamentos captados no mercado. A Energipe e suas controladas não têm pactuado contratos de derivativos para fazer "hedge" contra este risco. Porém, a Energipe e suas controladas monitoram continuamente as taxas de juros de mercado com o objetivo de avaliar a necessidade de substituição de suas dívidas.

25 Plano de suplementação de aposentadoria e pensões

A Energipe e suas controladas Saelpa e CELB são patrocinadoras de planos de benefícios previdenciários aos seus empregados, na modalidade de benefício definido. Os planos de benefícios definidos são avaliados atuarialmente ao final de cada exercício, visando verificar se as taxas de contribuição estão sendo suficientes para a formação de reservas necessárias aos compromissos de pagamento atuais e futuros.

		Contribuição anual			Superávit (Déficit) atuarial	
Empresa	Plano Beneficiário	2002	2001	% s/folha de pagamento	2002	2001
Energipe	Inergus	1.389	1.330	7,53	(**)(22.874)	(22.915)

(Em milhares de reais)

Saelpa	Funasa	3.865	2.788	13,80	(**)(28.568)	(28.162)
CELB	(*)	162	128	3,40	562	1.065

(*) administrado pelo BB Previdência
(**)R$1.389 e R$5.254 em 2002 e 2001, na controladora e consolidado respectivamente, foram contabilizados no passivo circulante em Outras contas a pagar R$21.485 (R$21.526 em 2001) na controladora e R$46.188 (R$45.823 em 2001) no consolidado no exigível a longo prazo.

O Superávit referente ao plano da CELB não foi registrado.

A composição dos planos de benefícios definidos em 31 de dezembro era como segue:

	Inergus		Funasa		CELB (*)	
	2002	2001	2002	2001	2002	2001
Valor presente das obrigações atuariais	(63.781)	(57.691)	(86.279)	(80.166)	(1.538)	(1.213)
Valor justo dos ativos do plano	42.137	34.776	50.845	48.899	2.100	2.278
Valor presente das obrigações em excesso ao valor justo dos ativos	(21.644)	(22.915)	(35.434)	(31.267)	562	1.065
(Ganhos) perdas não reconhecidos	(1.230)	-	6.866	3.105	-	-
Superávit (déficit) líquido	(22.874)	(22.915)	(28.568)	(28.162)	562	1.065

A movimentação dos ativos financeiros e passivos atuariais dos planos em 2002 era como segue:

Descrição	Inergus	Funasa	CELB
ATIVOS FINANCEIROS DO PLANO			
Saldo em 31 de dezembro de 2001	34.776	48.899	2.278
Contribuições da patrocinadora e participantes	2.108	4.107	233
Pagamentos de benefícios	(4.574)	(6.680)	(9)
Rentabilidade dos ativos			
. Rendimento esperado dos ativos do plano	2.014	2.858	
. Ganhos (perdas) atuariais sobre os ativos do plano	7.813	1.661	(402)
Saldos em 31 de dezembro de 2002	42.137	50.845	2.100
PASSIVOS ATUARIAIS			
Saldo em 31 de dezembro de 2001	57.691	80.166	1.213
Contribuições da patrocinadora e participantes	2.108	4.107	233
Custo de manutenção da reserva em 2002	3.982	2.006	93
Saldos em 31 de dezembro de 2002	63.781	86.279	1.539

Despesa prevista para 2003:

2003	Inergus	Funasa	CELB
Rendimento esperado dos ativos	2.469	2.979	132
Juros sobre as obrigações atuariais	3.706	4.995	92

(Em milhares de reais)

Despesa a ser reconhecida	1.284	2.469	(45)

Premissas atuariais:

	Energipe	Saelpa	Celb
Taxa real anual de juros	6%	6%	6%
Projeção de crescimento real de salário	0,5%	1%	2,28%
Projeção de crescimento real de benefícios	0%	0%	0%
Tábua de mortalidade geral de válidos	UP-84	GAM 1971	UP-84
Tábua de mortalidade geral de inválidos	CSO-58	IAPC	Alvaro Vindas
Tábua de entrada em invalidez	IAPB-57	IAPB-57	IAPB-57

26 Contrato de concessão de distribuição

A Energipe, CELB e Saelpa assinaram com a ANEEL contratos de concessão de distribuição de energia elétrica, renováveis pelo mesmo prazo de concessão, com as seguintes características:

Empresas	Data do Contrato	Prazo de Concessão	Término da Concessão
Energipe	23/11/1997	30 anos	23/11/2027
CELB	04/02/2000	30 anos	04/02/2030
Saelpa	15/01/2001	30 anos	15/01/2031

27 Programa emergencial - racionamento

A Energipe, CELB e Saelpa possuem registrados os seguintes valores referentes ao Programa de Racionamento de Energia, em processo de revisão pela ANEEL.

	Controladora		Consolidado	
	2002	2001	2002	2001
Custos do racionamento – (Outros – Realizável a longo prazo)	2.074	1.546	4.210	3.261
Sobretaxa (*) – (Outros – Exigível a longo prazo)	(11.437)	(2.724)	(20.643)	(10.233)
Bônus – (Outros – Realizável a longo prazo)	12.763	7.146	25.742	19.225
Total a receber	3.400	5.968	9.309	12.253

(*) Inclui aportes recebidos

28 Resultado por atividade

A ANEEL através do Ofício Circular nº 155/2003 – SFF/ANEEL, de 24/01/2003, dispensou a publicação de forma segregada das atividades de distribuição e comercialização, em face da ausência de definição da tarifa de transferência de receita da atividade de comercialização para a atividade de distribuição.

Em atendimento ao Ofício Circular nº 838/2000 da ANEEL, apresentamos as demonstrações dos resultados da atividade de distribuição e da atividade atípica – participação societária permanente.

2002	2001

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações financeiras para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

	Não auditado			Não auditado		
	Distribuição	Atividades Atípicas	Total	Distribuição	Atividades Atípicas	Total
Receita operacional						
Fornecimento de energia elétrica	279.134	-	279.134	267.965	-	267.965
Suprimento	19.781	-	19.781	57.937	-	57.937
Outras receitas	5.171	-	5.171	2.117	-	2.117
	304.086	-	304.086	328.019	-	328.019
Deduções à receita operacional						
Quota reserva global de reversão	3.607	-	3.607	2.827	-	2.827
Impostos e contribuições sobre a receita	65.474	-	65.474	50.634	-	50.634
	69.081	-	69.081	53.461	-	53.461
Receita operacional líquida	**235.005**	-	**235.005**	**274.558**	-	**274.558**
Despesas operacionais						
Pessoal	26.652	-	26.652	23.061	-	23.061
Material	3.835	-	3.835	4.065	-	4.065
Serviços de terceiros	16.296	-	16.296	12.543	-	12.543
Energia elétrica comprada para revenda	95.585	-	95.585	111.762	-	111.762
Transporte de potência elétrica	17.927	-	17.927	13.988	-	13.988
Quota para a conta de consumo de combustível	12.214	-	12.214	5.735	-	5.735
Depreciação e amortização	13.284	-	13.284	11.685	-	11.685
Provisões	(6.431)	-	(6.431)	4.467	-	4.467
Outras despesas	2.993	-	2.993	3.068	-	3.068
	182.355	-	182.355	190.574	-	190.574
Resultado do serviço	52.650	-	52.650	83.984	-	83.984
Equivalência patrimonial	-	11.731	11.731	-	(23.817)	(23.817)
Amortização de ágio	-	(14.672)	(14.672)	-	(14.098)	(14.098)
Resultado financeiro	(32.759)	(41.233)	(73.992)	(26.340)	(15.293)	(41.633)
Resultado operacional	19.891	(44.174)	(24.283)	57.644	(53.208)	4.436
Resultado não operacional	(1.816)	-	(1.816)	(61)	(1.319)	(1.380)
Lucro (prejuízo) antes da contribuição social, Imposto de renda.	18.075	(44.174)	(26.099)	57.583	(54.527)	3.056
Imposto de renda Contribuição social	(14.616)	18.983	4.367	(19.521)	9.969	(9.552)
Lucro (prejuízo) do exercício	**3.459**	**(25.191)**	**(21.732)**	**38.062**	**(44.558)**	**(6.496)**

IV. Parecer dos Auditores Independentes

Aos
Acionistas e Administradores da
Empresa Energética de Sergipe S.A. - Energipe
Aracaju - SE

1. Examinamos o balanço patrimonial da EMPRESA ENERGÉTICA DE SERGIPE S.A. - ENERGIPE e controladas, levantado em 31 de dezembro de 2002, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido (controladora) e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nosso exame foi conduzido de acordo com as normas brasileiras de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e o sistema contábil e de controles internos das Companhias; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração das Companhias, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Empresa Energética de Sergipe S.A. - Energipe e controladas em 31 de dezembro de 2002, o resultado de suas operações, as mutações de seu patrimônio líquido (controladora) e as origens e aplicações de seus recursos correspondentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

4. Conforme detalhado na nota explicativa nº. 5 às demonstrações financeiras, em 31 de dezembro de 2002, a Companhia e suas controladas têm registrado, no ativo circulante e realizável a longo prazo, valores a receber no montante de R$45.195 mil, na controladora, e R$56.024 mil, no consolidado; e, no passivo circulante, valores a pagar no montante de R$170 mil, na controladora, e R$4.605 mil, no consolidado, relativos às transações de venda e compra de energia realizada no âmbito do Mercado Atacadista de Energia Elétrica – MAE, com base em cálculos preparados e divulgados pelo MAE. Esses valores podem estar sujeitos a modificação dependendo de decisão de processos judiciais em andamento movidos por empresas do setor, relativos a interpretação das regras do mercado em vigor.

   A liquidação financeira desses valores, programada para 22 de novembro de 2002, foi postergada em razão de novo acordo entre as empresas do setor e o governo. Após 31 de dezembro e até a data deste parecer, a Companhia e controladas receberam aproximadamente R$17.889 mil. O sucesso dessa negociação e liquidação depende da capacidade financeira das empresas do setor em honrar seus compromissos.

5. Em 21 de dezembro de 2001, foi editada a Medida Provisória nº. 14, convertida na Lei nº. 10.438, de 26 de abril de 2002, disciplinando, entre os assuntos, a recomposição do equilíbrio econômico-financeiro das empresas distribuidoras de energia elétrica, garantido nos contratos de

concessão, em razão do Programa Emergencial de Redução do Consumo de Energia Elétrica. As informações detalhadas e os impactos sobre a situação patrimonial e financeira e no resultado das operações relativos ao Acordo Geral do Setor Elétrico estão divulgados na nota explicativa nº. 6 às demonstrações financeiras.

6. No exercício findo em 31 de dezembro de 2002, a Companhia apresentou capital circulante líquido negativo no montante de R$142.937 mil e R$261.549 mil, controladora e consolidado, respectivamente. A Companhia apresenta um endividamento por empréstimos e financiamentos no montante de R$387.743 mil e R$635.753 mil, controladora e consolidado, respectivamente, que tem contribuido para impactar de forma negativa e significativa o seu resultado financeiro e, por consequência o resultado das operações da Companhia e de suas controladas. As projeções da Administração, no entanto, indicam resultados futuros positivos a médio e longo prazo, com a renovação e reescalonamento dos prazos dos empréstimos e financiamentos da Companhia e de suas controladas. Conforme mencionado na nota explicativa nº. 1, a Companhia e suas controladas vêm negociando junto às instituições financeiras credoras, o alongamento do perfil das dívidas de financiamentos, objetivando o restabelecimento do equilíbrio econômico e financeiro do grupo.

7. As demonstrações financeiras referentes ao exercício findo em 31 de dezembro de 2001, apresentadas para fins de comparação, foram examinadas por outros auditores independentes que emitiram parecer de auditoria em 27 de março de 2002, sem ressalvas e incluindo parágrafo de ênfase mencionando que os valores a receber relativos ao período de racionamento encontravam-se pendentes de revisão e homologação e os saldos de energia comercializada no âmbito do MAE foram registrados com base em dados preliminares fornecidos pelo ASMAE.

Rio de Janeiro, 24 de março de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/S-SE

Marcelo C. Almeida
Contador
CRC – RJ 36.206 – 3/S-SE

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais)

ATIVO

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
CIRCULANTE				
Numerário disponível	2,159	423	9,480	3,450
Aplicações no mercado aberto	31	29	1,251	1,055
Consumidores e concessionárias	88,189	92,046	262,751	260,291
Títulos de créditos a receber	21,999	12,034	45,186	29,935
Créditos renegociados	-	-	32,692	39,176
Recomposição tarifária extraordinária	15,806	17,104	35,992	48,010
Provisão para créditos de liquidação duvidosa	(10,448)	(17,075)	(90,784)	(96,256)
Estoques	987	1,759	2,691	4,377
Impostos a recuperar	9,402	6,194	29,419	26,568
Despesas pagas antecipadamente	527	2,902	4,800	7,536
Outros créditos	14,685	4,946	33,000	4,946
	143,337	120,362	366,478	329,088
REALIZÁVEL A LONGO PRAZO				
Recomposição tarifária extraordinária	29,103	38,728	101,922	107,506
Consumidores e concessionárias	7,773	-	7,773	-
Títulos de créditos a receber	-	-	10,327	4,905
Créditos renegociados	-	-	20,638	28,007
Impostos a recuperar	2,505	5,467	7,103	11,656
Créditos com partes relacionadas	208,921	337,875	61,300	87,932
Créditos tributários	25,241	29,404	121,977	127,261
Depósitos e cauções vinculados	7,425	6,943	25,261	20,571
Outros	15,507	9,266	30,403	23,734
	296,475	427,683	386,704	411,572
PERMANENTE				
Investimentos	96,863	85,142	417	352
Imobilizado	672,426	683,933	913,982	909,341
Diferido	465	691	391,026	394,469
	769,754	769,766	1,305,425	1,304,162
TOTAL DO ATIVO	1,209,566	1,317,811	2,058,607	2,044,822

As notas explicativas são parte integrante das demonstrações financeiras.

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais)

PASSIVO

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
CIRCULANTE				
Fornecedores	29,062	29,524	85,879	174,976
Encargos de dívidas	1,070	6,998	1,941	10,553
Empréstimos e financiamentos	214,611	262,692	358,372	330,607
Folha de pagamento	119	1,064	1,472	2,759
Tributos e contribuições sociais	15,946	16,368	109,032	85,349
Obrigações estimadas	2,605	2,515	6,658	6,480
Encargos do consumidor a recolher	1,752	2,212	3,437	5,776
Outras contas a pagar	21,109	4,996	61,236	18,081
	286,274	**326,369**	**628,027**	**634,581**
EXIGÍVEL A LONGO PRAZO				
Fornecedores	14,232	13,410	40,413	34,062
Empréstimos e financiamentos	173,132	245,339	277,381	329,951
Débitos com partes relacionadas	14,603	5,046	132,688	64,513
Tributos e contribuições sociais	7,748	3,675	52,153	58,582
Provisão para contingências	17,583	12,084	98,280	95,553
Provisão de déficit atuarial	21,485	21,526	46,188	45,823
Outras contas a pagar	11,439	2,724	21,370	10,939
	260,222	**303,804**	**668,473**	**639,423**
Participação minoritária	**-**	**-**	**99,037**	**83,180**
PATRIMÔNIO LÍQUIDO E RECURSOS DESTINADOS A FUTURO AUMENTO DE CAPITAL				
Capital social	437,815	437,815	437,815	437,815
Reservas de capital	3,349	3,349	3,349	3,349
Prejuízos acumulados	(38,215)	(16,483)	(38,215)	(16,483)
	402,949	424,681	402,949	424,681
Recursos destinados a aumento de capital	260,121	262,957	260,121	262,957
	663,070	**687,638**	**663,070**	**687,638**
TOTAL DO PASSIVO	**1,209,566**	**1,317,811**	**2,058,607**	**2,044,822**

As notas explicativas são parte integrante das demonstrações financeiras.

4/24/2003 1:16 PM

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

DEMONSTRAÇÕES DO RESULTADO

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais, exceto o prejuízo por ação)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Receita operacional bruta				
Fornecimento de energia elétrica	279,134	267,965	686,960	696,801
Suprimento	19,781	57,937	77,138	76,394
Outras receitas	5,171	2,117	10,432	5,984
	304,086	328,019	774,530	779,179
Deduções à receita operacional				
Quotas para reserva global de reversão - RGR	3,607	2,827	7,660	7,164
ICMS faturado	54,054	38,623	128,000	96,347
Pis e Cofins	11,420	12,011	29,018	28,394
	69,081	53,461	164,678	131,905
Receita operacional líquida	**235,005**	**274,558**	**609,852**	**647,274**
Despesas (receitas) operacionais				
Pessoal	26,652	23,061	67,634	64,880
Material	3,835	4,065	11,093	10,612
Serviços de terceiros	16,296	12,543	49,059	36,175
Energia elétrica comprada para revenda	95,585	111,762	233,815	378,115
Transporte de potência elétrica	17,927	13,988	51,919	40,295
Depreciação e amortização	13,284	11,685	31,556	27,792
Quota para conta de consumo de combustível	12,214	5,735	25,165	14,157
Provisão (reversão) para contingências	196	1,314	132	(3,973)
Provisão para devedores duvidosos	(6,627)	3,353	(5,472)	(1,413)
Outras despesas	2,993	3,068	9,526	11,049
	182,355	190,574	474,427	577,689
Resultado do serviço	**52,650**	**83,984**	**135,425**	**69,585**
Receitas (despesas) financeira				
Renda de aplicações financeiras	88	1,400	494	3,423
Variação monet. e acrésc. moraório de contas de energia	3,695	3,745	15,103	11,176
Encargos de dívidas	(64,078)	(51,104)	(129,294)	(106,451)
(-) Transferências para o Imobilizado em curso	429	737	620	869
Outras	(14,126)	3,589	(5,479)	14,842
	(73,992)	(41,633)	(118,556)	(76,141)
Equivalência patrimonial	11,731	(23,817)	-	-
Amortização de ágio	(14,672)	(14,098)	(17,612)	(15,571)
Resultado operacional	**(24,283)**	**4,436**	**(743)**	**(22,127)**
Receitas não operacionais	1,578	239	5,236	931
Despesas não operacionais	(3,394)	(1,619)	(4,506)	(3,997)
Lucro (prejuízo) antes da contribuição social, imposto de renda e participações minoritárias	**(26,099)**	**3,056**	**(13)**	**(25,193)**
Imposto de renda e contribuição social	4,367	(9,552)	(5,862)	(449)
Prejuízo antes das participações minoritárias	**(21,732)**	**(6,496)**	**(5,875)**	**(25,642)**
Participação minoritária	-	-	(15,857)	19,146
Prejuízo do exercício	**(21,732)**	**(6,496)**	**(21,732)**	**(6,496)**
Prejuízo por ação - R$	(485.86)	(145.23)		

As notas explicativas são parte integrante das demonstrações financeiras.

4/24/2003 1:16 PM

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE

CNPJ N.º 13.017.462/0001-63

DEMONSTRAÇÕES DAS ORIGENS E APLICAÇÕES DE RECURSOS

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Origens de recursos				
Das Operações (vide demonstração abaixo)	19,496	28,976	70,164	-
De terceiros				
Financiamentos captados	30,959	106,824	137,829	157,654
Contribuição de consumidores	2,319	1,622	15,789	2,481
Aumento do exigível a longo prazo	15,903	-	51,077	19,732
Redução do realizável a longo prazo	135,758	-	118,066	-
Aumento de participação de minoritário	-	-	-	92,183
Outros	-	2,768	-	2,768
Total das origens	204,435	140,190	392,925	274,818
Aplicações de recursos				
Nas Operações (vide demonstração abaixo)	-	-	-	52,257
Nos investimentos	-	105,707	75	12,896
Ágio na aquisição de investimentos	-	-	-	26,542
No imobilizado	20,241	33,442	68,642	81,809
No diferido	35	130	315	2,250
Aumento no realizável a longo prazo	-	9,249	-	6,504
Recursos destinados a futuro aumento de capital	6,350	83,704	-	-
Transferência do exigível a longo prazo para o circulante	114,739	101,224	279,949	180,497
Total das aplicações	141,365	333,456	348,981	362,755
Aumento (redução) do capital circulante líquido	63,070	(193,266)	43,944	(87,937)
Demonstração da variação do capital circulante líquido:				
Ativo circulante -				
No início do exercício	120,362	68,011	329,088	218,053
No fim do exercício	143,337	120,362	366,478	329,088
	22,975	52,351	37,390	111,035
Passivo circulante -				
No início do exercício	326,369	80,752	634,581	435,609
No fim do exercício	286,274	326,369	628,027	634,581
	(40,095)	245,617	(6,554)	198,972
Aumento (redução) do capital circulante líquido	63,070	(193,266)	43,944	(87,937)
Operações				
Prejuízo do exercício	(21,732)	(6,496)	(21,732)	(6,496)
Despesas (receitas) que não afetam o capital circulante:				
Equivalência patrimonial	(11,731)	23,817	-	-
Perda de capital	-	1,319	-	3,393
Depreciação e amortização	13,284	11,685	31,556	27,792
Participação minoritária	-	-	15,857	(19,146)
Amortização de ágio	14,672	14,098	17,612	15,571
Juros e variação monetária de itens de longo prazo	18,119	7,714	21,535	18,392
Valor residual das baixas do ativo permanente	1,677	536	2,745	1,138
Imposto de renda e contribuição social diferidos	4,163	307	5,283	(8,794)
Recomposição tarifaria extraordinária de longo prazo	1,903	(20,470)	283	(64,989)
Conta de variação de valores Parcela A -CVA de longo prazo	(1,055)	(4,848)	274	(8,455)
Provisão (reversão) para contingências	196	1,314	(3,249)	(10,293)
Outras	-	-	-	(370)
	19,496	28,976	70,164	(52,257)

EMPRESA ENERGÉTICA DE SERGIPE S/A - ENERGIPE
CNPJ Nº 13.017.462/0001-63

DEMONSTRAÇÕES DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO
PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em milhares de reais)

	Capital Social	Reservas de capital		Prejuízos acumulados	Total
		Subvenção de investimentos	Remuneração de imobilizações em curso		
Saldos em 01 de janeiro de 2001	437,815	2,102	1,247	(4,518)	436,646
Déficit atuarial registrado conforme Deliberação CVM nº 371	-	-	-	(8,830)	(8,830)
Créditos tributários sobre o déficit atuarial	-	-	-	3,361	3,361
Prejuízo do exercício	-	-	-	(6,496)	(6,496)
Saldos em 31 de dezembro de 2001	437,815	2,102	1,247	(16,483)	424,681
Prejuízo do exercício	-	-	-	(21,732)	(21,732)
Saldos em 31 de dezembro de 2002	437,815	2,102	1,247	(38,215)	402,949

As notas explicativas são parte integrante das demonstrações financeiras.

4/24/2003 4:16 PM

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações financeiras para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

1 Contexto Operacional

A Empresa Energética de Sergipe S/A - Energipe é uma concessionária de energia elétrica, que atua em 63 municípios no Estado de Sergipe, atendendo a 419.722 consumidores (quantidade não auditada pelos auditores independentes).

A Energipe, através das empresas de propósitos específicos Pbpart Ltda. e Pbpart SE 1 S/A, adquiriu o controle acionário das empresas Companhia Energética da Borborema – CELB e Sociedade Anônima de Eletrificação da Paraíba – Saelpa.

A CELB e a Saelpa são concessionárias de serviços públicos de energia elétrica, cujas áreas de concessão englobam praticamente todo o Estado da Paraíba e atendem a 919.706 consumidores (quantidade não auditada pelos auditores independentes).

A Energipe apresentava o capital circulante líquido negativo em 31 de dezembro de 2002 nos montantes R$142.937 (R$206.007 em 2001) na controladora e R$261.549 (R$305.493 em 2001) no consolidado, respectivamente. Esse desequilíbrio decorre da necessidade da Companhia e de suas controladas se financiarem no mercado financeiro de curto prazo, haja vista o desequilíbrio provocado pela redução das receitas operacionais durante o Programa Emergencial de Racionamento (vide nota 6), bem como da postergação de 50% da liquidação das transações de energia elétrica ocorridas no Mercado Atacadista de Energia – MAE (vide nota nº 5), associado as aquisições dos investimentos da CELB e Saelpa.

A Administração vem mantendo negociações com as instituições financeiras credoras, visando o alongamento de suas dívidas de curto para longo prazo. Com o resultado dessas negociações, previsto para o primeiro semestre de 2003, a Administração, baseada nas projeções de resultados da Companhia e de suas controladas, espera restabelecer o equilíbrio econômico-financeiro do grupo, bem como retornar a lucratividade.

2 Apresentação das demonstrações financeiras

As demonstrações financeiras foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira, normas e disposições da Comissão de Valores Mobiliários - CVM e legislação específica aplicável às concessionárias de Serviços Públicos de Energia Elétrica, estabelecidas pela Agência Nacional de Energia Elétrica – ANEEL, preponderantemente o "Manual de Contabilidade de Serviço Público de Energia Elétrica", de aplicação compulsória a partir de 1º de janeiro de 2002.

3 Sumário das principais práticas contábeis

a) As aplicações no mercado aberto estão representadas por aplicações em fundos de curto prazo e certificados de depósitos bancários que estão registrados pelo valor atualizado na data do balanço;

b) Consumidores e concessionárias engloba o fornecimento de energia faturada e não faturada por estimativa, até o encerramento do balanço, reconhecidas pelo regime de competência;

c) A provisão para créditos de liquidação duvidosa foi constituída em bases consideradas suficientes para fazer face a eventuais perdas na realização dos créditos e levando em conta as instruções da ANEEL;

d) Os estoques estão valorizados ao custo médio da aquisição, que não excede o seu valor de mercado;

(Em milhares de reais)

e) Os investimentos em controladas foram contabilizados pelo método de equivalência patrimonial, tomando-se por base os patrimônios líquidos dessas empresas em 31 de dezembro de 2002 e 2001. Os demais investimentos estão contabilizados ao custo, corrigido monetariamente até 31 de dezembro de 1995.

Os ágios pagos nas aquisições dos controles acionários das controladas CELB e Saelpa,estão sendo amortizados pelo prazo de concessão de distribuição de energia elétrica, tomando-se por base as projeções dos resultados dessas concessionárias, ou seja, CELB em 30 anos, a partir de janeiro de 2000 e Saelpa em 30 anos, a partir de dezembro de 2000. Em 31 de dezembro de 2002, os saldos a amortizar são: CELB R$82.352 e Saelpa R$305.906, todos classificados no diferido para fins de apresentação no consolidado;

f) O imobilizado está demonstrado ao custo, corrigido monetariamente até 31 de dezembro de 1995. As adições, a partir desta data, estão contabilizadas ao custo. As depreciações são calculadas pelo método linear, com base no prazo de vida útil estimado dos bens e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso;

O ágio incorporado pela Energipe, encontra-se registrado no imobilizado e está sendo amortizado pelo prazo de concessão de distribuição de energia elétrica, tomando-se por base as projeções de resultado da Energipe nos próximos 30 anos, a partir de abril de 1998. Em 31 de dezembro de 2002, o saldo a amortizar deste ágio monta em R$485.871 (R$500.543 em 2001);

g) Os juros e demais encargos financeiros e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, foram capitalizados e estão registrados neste subgrupo como custo. A Energipe e suas controladas optaram por não mais capitalizar os juros sobre os investimentos em imobilizado em curso financiados com recursos próprios a partir de 1999;

h) O diferido está representado pelo custo de aquisição de software de manutenção de sistema corporativo. A amortização está sendo realizada pelo prazo de 5 anos.

i) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios.

j) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada a alíquota 9%. Os créditos tributários de imposto de renda e contribuição social diferidos em 31 de dezembro de 2002 e 2001 foram constituídos em conformidade com a Instrução CVM nº 371/02 e Deliberação CVM 273/97, respectivamente;

k) As contingências passivas estão provisionadas por valores julgados suficientes pelos administradores e assessores jurídicos para fazer face aos desfechos desfavoráveis;

l) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

m) Os custos associados aos planos de complementação de aposentadoria e pensão são reconhecidos pelo regime de competência, conforme Deliberação CVM nº 371/00;

n) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço;

o) A preparação das demonstrações financeiras de acordo com as práticas de contabilidade emanadas da legislação societária brasileira requer que a Administração da Energipe se baseie em estimativas para o

(Em milhares de reais)

registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações financeiras. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações financeiras referem-se ao registro dos efeitos decorrentes da compra e venda de energia elétrica no Mercado Atacadista de Energia – MAE, Provisão para Créditos de Liquidação Duvidosa, Provisão para Contingências e Planos de Aposentadoria e Pensão.

4 Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas incluem as demonstrações financeiras da Energipe e de suas controladas a seguir relacionadas:

Controladas:	**Paticipação societária em 2002 e 2001**
Pbpart Ltda. (*)	99,99
Pbpart SE 1 S.A. (**)	50,10

(*) Controladora da CELB (99,13% do capital votante e 88,85% do capital total)
(**) Controladora da Pbpart SE 2 Ltda (50,10% do capital votante e total) que detém o controle da Saelpa (97,55% do capital votante e 82,83% do capital total)

As demonstrações financeiras consolidadas foram elaboradas com base nas demonstrações financeiras das empresas controladas na mesma data da controladora e de acordo com os critérios técnicos de consolidação previstos na Instrução CVM n.º 247/96.

5 Consumidores e concessionárias

a) Controladora

Classes de consumo	Saldos Vincendos	Vencidos até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2002	Total 2001
Residencial	5.116	3.723	1.363	570	492	2.728	13.992	10.679
Industrial	2.368	860	307	230	51	331	4.147	2.633
Comércio, serviços e outras atividades	797	773	394	325	340	1.946	4.575	4.531
Rural	428	512	334	324	661	6.336	8.595	7.022
Poder público:								
Federal	169	80	63	54	26	64	456	593
Estadual	76	36	29	25	11	29	206	268
Municipal	300	142	113	96	44	114	809	1.053
Iluminação pública	756	518	827	618	136	184	3.039	5.570
Serviço público	900	1.096	25	29	29	15	2.094	1.453
Subtotal – consumidores	**10.910**	**7.740**	**3.455**	**2.271**	**1.790**	**11.747**	**37.913**	**33.802**
Concessionárias (*)	-	-	-	-	-	-	48.061	51.600
Fornecimento não faturado	-	-	-	-	-	-	9.988	6.644

(Em milhares de reais)

Total	**10.910**	**7.740**	**3.455**	**2.271**	**1.790**	**11.747**	**95.962**	**92.046**
Parcela curto prazo							88.189	92.046
Parcela longo prazo							7.773	-

b) Consolidado

Classes de consumo	Saldos Vincendos	Vencidos Até 30 dias	Vencidos de 31 a 90 dias	Vencidos de 91 a 180 dias	Vencidos de 181 a 360 dias	Vencidos há mais de 360 dias	Total 2002	Total 2001
Residencial	12.252	10.263	3.561	2.164	2.951	12.561	43.752	40.059
Industrial	9.536	2.189	982	655	5.288	9.647	28.297	27.071
Comércio, serviços e outras atividades	5.119	3.826	1.983	1.162	1.975	7.372	21.437	19.848
Rural	1.258	1.012	650	535	964	7.991	12.410	11.168
Poder público:								
Federal	845	579	851	923	727	3.207	7.132	17.240
Estadual	1.071	766	1.144	1.283	958	4.939	10.161	1.245
Municipal	961	625	831	923	623	3.552	7.515	2.336
Iluminação pública	2.677	1.469	2.590	2.660	3.599	28.837	41.832	36.597
Serviço público	3.052	1.311	80	70	98	284	4.895	4.735
Outros valores a receber	-	-	-	-	-	-	-	7.730
Subtotal – consumidores	**36.771**	**22.040**	**12.672**	**10.375**	**17.183**	**78.390**	**177.431**	**168.029**
Concessionárias (*)	-	-	-	-	-	-	67.918	76.014
Fornecimento não faturado	-	-	-	-	-	-	25.175	16.248
Total	**36.771**	**22.040**	**12.672**	**10.375**	**17.183**	**78.390**	**270.524**	**260.291**
Parcela curto prazo							262.751	260.291
Parcela longo prazo							7.773	-

(*) Inclui energia vendida no Mercado Atacadista de Energia – MAE.

A Companhia constituiu provisão para devedores duvidosos dos saldos vencidos de longa data, dentro dos critérios técnicos estabelecidos pela ANEEL.

O saldo da conta de consumidores e concessionárias inclui o registro dos valores referentes à comercialização de energia no âmbito do Mercado Atacadista de Energia - MAE no montante de R$45.195 e R$56.024 controladora e consolidado, respectivamente, relativos ao período de setembro de 2000 a dezembro de 2002, deduzido da liquidação parcial ocorrida em 30 de dezembro de 2002. Esses saldos foram apurados com base em cálculos preparados e divulgados pelo Mercado Atacadista de Energia - MAE. A liquidação financeira desses valores, incluindo os saldos registrados no passivo circulante de R$170 e de R$4.605, controladora e consolidado respectivamente, os quais incluem os encargos de serviço de sistema, estava programada para 22 de novembro de 2002, mas foi postergada em razão de novo acordo realizado entre as empresas do setor e o Governo. De acordo com o estabelecido nesse novo acordo, 50% do saldo líquido a receber/a pagar deveriam

(Em milhares de reais)

ter a liquidação iniciada até o fim do exercício de 2002 e o saldo remanescente liquidado após a conclusão dos trabalhos de auditoria a ser contratada para as contas do MAE.

A Resolução ANEEL nº 763 de 20/12/2002 em conjunto com os Despachos do MAE, estabeleceu a liquidação financeira das operações registradas no MAE, com o seguinte cronograma:

Créditos no MAE	Data de Liquidação
50% dos valores referentes a:	
• set/2000 a set/2002	dez/2002
• out/2002	jan/2003
• nov/2002	fev/2003
• dez/2002	fev/2003
Saldo remanescente	Após conclusão da auditoria a ser realizada nas contabilizações das operações registradas no MAE, com cronograma ainda a ser divulgado pelo MAE

Até 31 de dezembro de 2002 a Companhia recebeu R$12.735, enquanto que suas controladas pagaram R$7.991, gerando um efeito no consolidado de R$4.744.

De acordo com as regras desse mercado o saldo a receber da primeira parcela não liquidado deverá ser negociado bilateralmente entre as empresas do setor.

Abaixo apresenta-se a posição da controladora Energipe e de suas controladas CELB e Saelpa junto ao MAE:

Composição dos créditos no MAE	**Controladora**	**Consolidado**
Setembro/2000 a dezembro/2002:		
• Parcela liberada para liquidação	25.079	26.498
• Parcela vinculada a liminares concedidas	7.773	7.773
• Parcela retida (aguardando finalização de auditoria nas contas do MAE)	25.078	26.497
• Liquidações ocorridas em dezembro de 2002	(12.735)	(4.744)
Saldo em 31 de dezembro de 2002	45.195	56.024
Liquidações ocorridas em janeiro e fevereiro de 2003	(9.758)	(17.889)

Os valores da energia no curto prazo podem estar sujeitos a modificação dependendo de decisão dos processos judiciais em andamento, movido por determinadas empresas do setor, relativos a interpretação das regras do mercado em vigor. Essas empresas, não incluídas na área do racionamento, obtiveram liminar que torna sem efeito o Despacho nº. 288 da ANEEL, de 16 de maio de 2002, que objetivou o esclarecimento às empresas do setor sobre o tratamento e a forma de aplicação de determinadas regras de contabilização do MAE, incluídas no Acordo Geral do Setor Elétrico. O pleito dessas empresas envolve a comercialização da cota-parte de Itaipu no submercado Sudeste/Centro-Oeste durante o período de racionamento de 2001 a 2002, quando havia discrepância significativa de preços na energia de curto prazo entre os submercados.

(Em milhares de reais)

6 Recomposição tarifária extraordinária

Com base nas disposições contidas na Lei nº 10.438, de 26 de abril de 2002, na Resolução nº 91, da Câmara de Gestão de Crise de Energia Elétrica - GCE, de 21 de dezembro de 2001, e na Resolução nº 31, da ANEEL, de 24 de janeiro de 2002, foi instituída a recomposição tarifária extraordinária, que está sendo efetivada por meio da aplicação de reajustes às tarifas de energia elétrica vigentes a partir de 31 de dezembro de 2001, assim reconhecidas pela ANEEL:

a) 2,9% para os clientes residenciais e rurais (exceto baixa renda).
b) 7,9% para os demais clientes.

A referida recomposição visa o equilíbrio econômico-financeiro do contrato de concessão e foi implementada para suprir as perdas observadas em decorrência do Programa Emergencial de Redução do Consumo de Energia Elétrica, durante o período compreendido entre 01 de junho de 2001 a 28 de fevereiro de 2002 a saber:

a) Redução do consumo de energia elétrica do programa de racionamento no período;
b) Conta de Compensação de Variação de Valores de Itens da Parcela A; e
c) Energia Livre – energia contratada pelos geradores para atender o período do Programa Emergencial. Conforme Resolução ANEEL nº 36 de 29 de janeiro de 2003, alterada pela Resolução ANEEL nº 89 de 25 de fevereiro de 2003. Esses valores começarão a ser repassados aos geradores a partir de março de 2003.

Através das Resoluções nº 480, 481, 482 e 483 de agosto de 2002 da ANEEL, os valores homologados relativos à recomposição tarifária extraordinária e energia livre estão demonstrados a seguir:

	Controladora				Consolidado			
	Recomposição tarifária	Energia livre	Parcela A	Total	Recomposição tarifária	Energia livre	Parcela A	Total
Saldos em 31/12/2001	29.941	20.878	5.012	55.832	95.547	53.028	6.941	155.516
Ajuste Resolução 480 e 483	(4.561)	(1.251)	-	(5.812)	(12.465)	(3.923)	-	(16.388)
Constituição, conforme Res. nº 481	1.430	2.479	-	3.909	10.031	6.074	-	16.105
Constituição Parcela A	-	-	(22)	(22)	-	-	(25)	(25)
Amortização	(13.991)	-	-	(13.991)	(33.748)	-	-	(33.748)
Atualização monetária	4.081	-	913	4.994	15.189	-	1.265	16.454
Saldos em 31/12/2002	16.900	22.106	5.903	44.909	74.554	55.179	8.181	137.914
Parcela de curto prazo	15.806	-	-	15.806	35.992	-	-	35.992
Parcela de longo prazo	1.094	22.106	5.903	29.103	38.562	55.179	8.181	101.922

A Resolução ANEEL nº 484 de 29 de agosto de 2002, estabeleceu a vigência do reajuste tarifário extraordinário – RTE nas tarifas de fornecimento de energia elétrica das concessionárias de distribuição de energia elétrica pelos seguintes prazos máximos, a partir de janeiro de 2001: Energipe (55 meses); CELB (90 meses) e Saelpa (75 meses). A administração das Companhias baseada em projeções internas espera realizar todos os créditos dentro dos prazos definidos por essa Resolução.

(Em milhares de reais)

O BNDES aprovou linha de crédito para financiamento dos valores de recuperação das perdas decorrentes do Programa de Racionamento. O montante liberado até 31 de dezembro de 2002 é de R$28.487 na controladora e de R$89.841 no consolidado.

7 Consumidores de baixa renda

A Lei nº 10.438, de 26 de abril de 2002, estabeleceu as diretrizes para enquadramento na subclasse residencial baixa renda, da unidade consumidora com consumo mensal inferior a 80kWh, tendo o Decreto nº 4.336, de 15 de agosto de 2002, ampliado a regulamentação de enquadramento, para unidades consumidoras com consumo mensal entre 80 e 220 kWh, desde que cumpridos certos requisitos.

Em decorrência de nova classificação, a concessionária procedeu o levantamento das perdas de receita, tendo sido apurado o montante de R$10.777 na controladora e R$28.390 no consolidado,classificados na rubrica "Outros créditos" no ativo circulante. Esta receita será custeada com recursos financeiros oriundos do adicional de dividendos devidos à União pela ELETROBRÁS, associado às receitas adicionais auferidas pelas concessionárias geradoras, sob controle federal e na insuficiência dos referidos dividendos da Eletrobrás, com recursos da RGR – Reserva Global de Reversão. Simultaneamente, a Companhia e suas controladas constituiram uma provisão no passivo circulante na conta "Outras Contas a Pagar" no montante de R$12.753 na controladora e R$32.970 no consolidado, objetivando a devolução dos valores faturados dos consumidores que ainda não tinham sido remanejados para sub-classe baixa-renda de acordo com a legislação em vigor.

8 Títulos de créditos a receber

Correspondem às contas de energia elétrica em atraso, renegociadas com os consumidores através de Termos de Confissão de Dívida. Em 31 de dezembro de 2002, estes créditos montam em R$21.999 (R$12.034 em 2001) na controladora, R$55.513 (R$34.840 em 2001) no consolidado, sendo R$10.327 (R$4.905 em 2001) classificados no Realizável a Longo Prazo. Do montante dos Títulos de Créditos a Receber, R$5.058 encontram-se vencidos há mais de 360 dias, para os quais a Energipe e suas controladas constituiram Provisão para Créditos de Liquidação Duvidosa.

9 Créditos renegociados – consolidado

Credora	Devedora	Crédito Renegociado	Crédito em 2002	Parcelas Mensais a Receber	Índice de Atualização Anual	Crédito em 2001
Saelpa	Cia. de Água e Esgotos da Paraíba – CAGEPA	79.198	12.415	21	IGP-DI	52.711
Saelpa	Governo do Estado da Paraíba	18.171	40.915	21	IGP-DI	14.472
Total			53.330			67.183
Parcela de curto prazo			32.692			39.176

(Em milhares de reais)

Parcela de longo prazo	20.638	28.007

Os créditos, renegociados pela controlada Saelpa, referem-se a consumo de energia elétrica até junho de 2000, renegociados em julho de 2000. O crédito junto à Companhia de Água e Esgotos da Paraíba - CAGEPA tem como garantia a própria receita da CAGEPA, sendo interveniente repassador o Banco do Estado da Paraíba - Paraiban.

10 Impostos a recuperar

	Controladora		Consolidado	
	2002	2001	2002	2001
.Imposto sobre Circulação de Mercadorias e Serviços – ICMS	6.020	2.782	16.967	10.430
.Imposto de Renda Retido na Fonte – IRRF	744	553	7.296	5.114
.Imposto de Renda – IRPJ	3.477	3.079	7.305	14.401
.Contribuição Social Sobre o Lucro – CSSL	1.011	747	3.094	3.212
.Outros	655	4.500	1.860	5.067
	11.907	11.661	36.522	38.224
Parcela de curto prazo	9.402	6.194	29.419	26.568
Parcela de longo prazo	2.505	5.467	7.103	11.656

11 Transações com partes relacionadas

Controladora:

	2002		2001	
Contratos de mútuo:	Ativo	Passivo	Ativo	Passivo
.CFLCL	-	-	9.631	-
.CELB	-	-	-	5.046
. Saelpa	-	-	33.415	-
. Pbpart Ltda	-	14.603	-	-
	-	14.603	43.046	5.046
Adiantamento para futuro aumento de capital:				
. Pbpart Ltda	66.016	-	63.201	-
. Pbpart SE 1	142.905	-	231.628	-
. Energisa S/A (*)	-	260.121	-	262.957
	208.921	260.121	294.829	262.957
Total	208.921	274.724	337.875	268.003

(*) Classificado no Patrimônio Líquido.

Os mútuos, originários de transações comerciais e financeiras normais ao curso das operações, são remunerados a juros compatíveis de mercado. Os recursos destinados ao futuro aumento de capital, não são remunerados.

(Em milhares de reais)

Transações efetuadas:

	Cia. Força e Luz Cataguazes-Leopoldina	CELB	Saelpa	Total 2002	Total 2001
Energia elétrica (comprada)	-	(324)	(561)	(885)	(6.771)
Serviços contratados (despesa)	(680)	-	-	(680)	(571)
Receita (despesa) financeira	(3.120)	592	-	(2.528)	6.575

As transações de adiantamento e empréstimos são remuneradas a juros compatíveis com o mercado. As referidas operações estão suportadas por contratos de abertura de crédito e foram submetidos ao conhecimento e aprovação da ANEEL.

As prestações de serviços, referentes às áreas administrativas e de apoio e a aquisição de softwares de sistema integrado corporativo de planejamento e gestão de recursos, foram realizadas em condições usualmente praticadas no mercado e foram submetidos ao conhecimento e aprovação da ANEEL.

Os valores relativos a energia fornecida estão suportados por contratos de compra e venda de energia que foram submetidos à aprovação do Poder Concedente.

Os saldos entre partes relacionadas no consolidado, em 31 de dezembro, estão demonstrados como segue:

	ATIVO CONSOLIDADO				
				TOTAL	
	ENERGISA	CFLCL	TELESERV	2002	2001
SAELPA	-	11.058	-	11.058	-
CELB	-	-	-	-	369
PBPART LTDA	535	11.725	137	12.397	64.602
PBPART SE 2	381	37.464	-	37.845	13.330
ENERGIPE	-	-	-	-	9.631
	916	60.247	137	61.300	87.932

O Passivo consolidado refere-se a "Adiantamento para Futuro Aumento de Capital" com o acionista indireto Alliant Energy.

12 Créditos tributários

Representam créditos tributários oriundos de prejuízos fiscais e bases negativas de contribuição social. Os valores de imposto de renda e contribuição social que afetaram o resultado do exercício são demonstrados como segue:

Notas explicativas às demonstrações financeiras para os exercícios findos em 31 de dezembro de 2002 e 2001
(Em milhares de reais)

	Controladora		Consolidado	
	2002	2001	2002	2001
Lucro (prejuízo) antes do imposto de renda e da contribuição social	(26.099)	3.056	(13)	(25.193)
Receita (despesa) de imposto de renda e da contribuição social calculados à alíquota efetiva	8.874	(1.039)	4	8.566
Ajustes:				
Itens permanentes	3.032	(8.922)	(1.840)	(9.020)
Créditos de exercícios anteriores	-	-	2.591	-
Créditos fiscais não constituídos em função da CVM 371	(7.327)	-	(7.327)	-
Outros	(212)	409	710	5
Receita (despesa) de imposto de renda e contribuição social diferidos	4.367	(9.552)	(5.862)	(449)
Crédito tributário reconhecido no balanço				
Prejuízos fiscais	26.653	24.484	100.651	101.610
Base negativa de contribuição social	5.915	4.920	28.653	25.651
Total	32.568	29.404	129.304	127.261
Créditos fiscais não constituídos em função da CVM 371	(7.327)	-	(7.327)	-
Total	25.241	29.404	121.977	127.261

Em 01 de julho de 2002, a CVM publicou a Instrução nº 371/2002, que estabelece novos critérios de avaliação e divulgação dos créditos fiscais diferidos. Em atendimento às disposições contidas nessa Instrução, estima-se as seguintes realizações dos créditos fiscais da controladora e consolidado:

	Realizações de créditos fiscais	
Período	Controladora	Consolidado
2003	-	18.879
2004	-	62.139
2005	11.519	27.237
2006	13.722	13.722
Total	25.241	121.977

A Energipe apurou prejuízo fiscal e base negativa no exercício de 2002 e somente constituiu créditos tributários sobre os valores apurados até 30 de junho de 2002, conforme previsto pela Deliberaçao CVM 273. A partir dessa data, por não se enquadrar nas regras da Instrução 371, deixou de constituir créditos tributários da ordem de R$7.327, os quais, segundo projeções internas, estima-se serem realizados a partir de 2007.

13 Investimentos

	Controladora		Consolidado	
	2002	2001	2002	2001
Participação em controladas	96.817	85.086	-	-
Outros	46	56	417	352

(Em milhares de reais)

96.863	85.142	417	352

Participação em controladas:

	2002					2001				
Controladoras	**Energipe**	**Energipe**	**Pbpart Ltda.**	**Pbpart SE 1 S/A**	**Pbpart SE 2 Ltda.**	**Energipe**	**Energipe**	**Pbpart Ltda.**	**Pbpart SE 1 S/A**	**Pbpart SE 2 Ltda.**
Controladas	**Pbpart Ltda.**	**Pbpart SE 1 S/A**	**CELB**	**Pbpart SE 2 Ltda.**	**Saelpa**	**Pbpart Ltda.**	**Pbpart SE 1 S/A**	**CELB**	**Pbpart SE 2 Ltda.**	**Saelpa**
Capital social	26.800	157.428	12.665	1	181.401	26.800	157.428	12.665	1	181.401
Quantidade de ações/quotas possuídas (mil)	26.799	78.871	113	1	605.678	26.799	78.871	113	1	605.678
Participação (%)	99,99	50,10	88,85	99,99	82,83	99,99	50,10	88,85	99,99	82,83
Lucro (prejuízo) do exercício	644	22.132	984	22.530	27.389	(7.692)	(32.183)	(7.235)	(32.142)	(13.281)
Patrimônio líquido	20.302	152.725	10.909	(*) (4.261)	125.863	19.658	130.594	9.925	(*) (26.792)	98.474
Equivalência patrimonial	644	11.087	874	22.530	22.686	(7.692)	(16.125)	(6.604)	(32.142)	(12.898)
Investimentos	20.302	76.515	9.693	-	104.252	19.658	65.428	8.819	-	81.567

(*) A Pbpart SE 1 S/A, constituiu provisão referente ao passivo a descoberto de sua controlada Pbpart SE 2 Ltda, no montante de R$4.261 (R$32.142 em 2001), registrado em "Outras contas a pagar" no Exigível a longo prazo.

Movimentação dos investimentos:

	2002			2001		
	Pbpart Ltda	**Pbpart SE 1 S/A**	**TOTAL**	**Pbpart Ltda**	**Pbpart SE 1 S/A**	**TOTAL**
Saldo inicial	19.658	65.428	85.086	551	2.645	3.196
Integralização de capital	-	-	-	26.799	78.908	105.707
Equivalência patrimonial	644	11.087	11.731	(7.692)	(16.125)	(23.817)
Saldo final	20.302	76.515	96.817	19.658	65.428	85.086

14 Imobilizado

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações financeiras para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

	Taxas anuais de depreciação	Controladora		Consolidado	
	(%)	2002	2001	2002	2001
Em serviço:					
Distribuição -					
Linhas, redes e subestações	2,5 a 7,7	265.529	200.910	584.254	471.212
Comercialização	4	2.469	27.831	59.221	79.582
Administração	4, 10 e 20	24.439	17.306	44.675	35.262
		292.437	246.047	688.150	586.056
Depreciação acumulada:					
Distribuição -					
Linhas, redes e subestações		(91.520)	(71.554)	(211.307)	(177.586)
Comercialização		(218)	(8.716)	(19.594)	(27.097)
Administração		(6.789)	(5.210)	(13.663)	(9.809)
		(98.527)	(85.480)	(244.564)	(214.492)
Em curso:					
Distribuição -					
Linhas, redes e subestações		11.315	31.648	36.966	65.242
Comercialização		83	1.052	268	2.180
Administração		181	6.738	439	7.171
		11.579	39.438	37.673	74.593
Subtotal		**205.489**	**200.005**	**481.259**	**446.157**
Ágio de empresa incorporada		538.012	538.012	538.012	538.012
Amortização acumulada		(52.141)	(37.469)	(52.141)	(37.469)
Subtotal		**485.871**	**500.543**	**485.871**	**500.543**
Contribuições do consumidor		(18.632)	(16.313)	(52.846)	(37.057)
Reserva para reversão		(302)	(302)	(302)	(302)
Obrigações vinculadas à concessão		(18.934)	(16.615)	(53.148)	(37.359)
Total		**672.426**	**683.933**	**913.982**	**909.341**

Os bens e instalações utilizados na transmissão, distribuição, inclusive comercialização são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL n.º 20/99, regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o

(Em milhares de reais)

produto da alienação seja depositado em conta bancária vinculada até a definitiva aplicação na concessão.

As contribuições dos consumidores representam a participação de terceiros em obras para fornecimento de energia elétrica em áreas não incluídas nos projetos de expansão das concessionárias de energia elétrica.

A reserva para reversão, constituída até 31 de dezembro de 1971, representa o montante de recursos provenientes do fundo de reversão, os quais foram aplicados em projetos de expansão da Energipe, incidindo, juros de 5% a.a. pagos mensalmente.

15 Diferido

	Controladora		Consolidado	
	2002	2001	2002	2001
Ágio na aquisição de investimentos	-	-	388.258	391.198
Custo de aquisição de softwares	1.335	1.300	4.685	4.368
Amortização acumulada	(870)	(609)	(1.917)	(1.097)
Total	465	691	391.026	394.469

16 Ágios em investidas

Os ágios pagos nas aquisições das controladas Saelpa e Celb, estão sendo amortizados pelo prazo de concessão de uma curva de lucratividade projetada para essas controladas. Em 31 de dezembro de 2002, a previsão de amortização de tais ágios é como segue:

Período de amortização	Controladora	Consolidado
2003 a 2004	29.555	35.737
2005 a 2006	33.675	41.726
2007 a 2008	37.654	49.639
2009 a 2010	37.004	53.200
2011 a 2012	38.318	56.964
2013 em diante	309.665	636.863
Total	485.871	874.129
Classificado como :		
Imobilizado	485.871	485.871
Diferido	-	388.258

Movimentação dos ágios - consolidado

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações financeiras para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

	2002				2001			
	Energipe	Pbpart Ltda	Pbpart SE 2 Ltda	Total	Energipe	Pbpart Ltda	Pbpart SE 2 Ltda	Total
Saldo inicial	500.543	83.033	308.165	891.741	514.641	76.506	289.623	880.770
. constituição de ágio	-	-	-	-	-	7.208	19.334	26.542
. amortização de ágio	(14.672)	(681)	(2.259)	(17.612)	(14.098)	(681)	(792)	(15.571)
Saldo final	485.871	82.352	305.906	874.129	500.543	83.033	308.165	891.741

17 Empréstimos e financiamentos

	Controladora		Consolidado	
	2002	2001	2002	2001
.Em moeda nacional, com juros de 4% a 6,5% a.a. e atualização monetária com base na variação da TJLP (Finame, Unibanco, BNL, HSBC e BNDES) (*)	238.567	333.673	297.938	413.428
.Em moeda nacional, com juros de até 8% a.a. e atualização monetária com base na variação da Finel, RGR (Eletrobrás)	7.686	4.501	25.086	18.836
.Em moeda nacional, com juros de até 2,0% a.m. acima taxa CDI(Mercantil, Rural, Unibanco, BNL, Schahin, ABC Brasil, Itaú, HSBC, BBA Creditanstalt, BBM, BRASCAN, BIC BANCO, Santos, Sofisa, Industrial e Bradesco).	56.549	156.631	148.463	196.960
.Em moeda nacional, com juros de 1% a.a. e atualização monetária com base na variação da SELIC (BNDES).	20.428	-	71.420	-
.Em moeda nacional, com juros de 1% a.m. e atualização monetária com base na variação do IGP-DI (Funasa).	-	-	5.763	6.506
.Em moeda nacional, com juros de até 10% a.a. e atualização monetária com base na variação do IGP-DI (Inergus).	15.439	13.226	15.439	13.226
.Em moeda nacional, com juros de 0,75% a m, e atualização monetária com base na variação da taxa TBF (BANESE).	6.413	-	6.413	-
.Em moeda nacional, com juros de 4,5% a.a e atualização monetária com base na variação do CDI (BNDES).	42.661	-	49.036	-
. Total moeda nacional	**387.743**	**508.031**	**619.558**	**648.956**
.Em moeda estrangeira (US$), com juros de 7,255% a.a. mais variação cambial (Unibanco).	-	-	16.195	11.602
. Total moeda estrangeira	**-**	**-**	**16.195**	**11.602**
Total Geral	**387.743**	**508.031**	**635.753**	**660.558**

(Em milhares de reais)

.Parcela de curto prazo	214.611	262.692	358.372	330.607
.Parcela de longo prazo	173.132	245.339	277.381	329.951

(*) No consolidado, inclui o financiamento obtido pela Pbpart Ltda. junto ao BNDES, no montante de R$ 44.363 (R$ 54.945 em 2001), para a aquisição do controle acionário da CELB, e o financiamento obtido pela Pbpart SE 2 Ltda., no montante de R$ 20.419 (R$ 19.690 em 2001), para aquisição do controle acionário da SAELPA, ambos estão garantidos pelas cauções das próprias ações adquiridas.

Os financiamentos obtidos junto ao Finame estão garantidos pelos próprios equipamentos financiados.

Os financiamentos obtidos junto às demais instituições financeiras estão garantidos por vinculação de parcelas das receitas da Energipe, CELB e Saelpa, em igual montante ao saldo dos respectivos financiamentos

Os financiamentos de longo prazo têm seus vencimentos assim programados:

	2002	
	Controladora	Consolidado
2004	98.039	148.468
2005	58.150	94.567
2006	6.971	15.418
2007	2.807	8.561
2008	2.807	4.837
Após 2008	4.358	5.530
	173.132	277.381

18 Parcelamento de impostos

No exercício de 2000, a controlada Saelpa aderiu ao programa de recuperação fiscal - REFIS. A Energipe e sua controlada Saelpa, também parcelaram seus débitos fiscais de ICMS junto aos Governos Estaduais. Em 31 de dezembro de 2002, esses débitos totalizam R$4.817 e R$114.549 na controladora e consolidado respectivamente e estão contabilizados na rubrica "Tributos e Contribuições Sociais" no Passivo Circulante e no Exigível a Longo Prazo, cuja liquidação está assim programada:

	Controladora	Consolidado
2003	926	66.253
2004	926	41.836
2005	646	4.141

(Em milhares de reais)

Após 2005	2.319	2.319
Total	**4.817**	**114.549**
Parcela curto prazo	**926**	**65.327**
Parcela longo prazo	**3.891**	**44.405**

19 Capital social

O capital social subscrito e integralizado está representado por 42.341 ações ordinárias e 2.388 ações preferenciais. As ações preferenciais não possuem direito de voto e têm prioridade no reembolso do capital no caso de liquidação da Companhia e na distribuição de dividendos mínimos, não cumulativos, de 10% a a. sobre o capital próprio atribuído a essa espécie de ações.

O estatuto social determina a distribuição de um dividendo obrigatório de 25% do lucro líquido do exercício, ajustado na forma do artigo n.º 202 da Lei n.º 6.404/76.

20 Fornecimento de energia elétrica

a) Controladora

	2002			**2001**		
	Não auditado			**Não auditado**		
	Nº de consumidores	**MWh**	**R$**	**Nº de consumidores**	**MWh**	**R$**
Residencial	377.514	406.967	100.388	363.313	400.095	86.031
Industrial	3.157	758.484	84.872	3.138	712.689	60.769
Comercial	27.197	241.889	54.470	28.060	234.676	44.203
Rural	6.044	57.371	6.668	3.649	67.637	6.346
Poder Público:						
Federal	93	15.924	3.198	84	13.958	2.433
Estadual	655	32.486	6.525	3.507	28.467	4.966
Municipal	3.947	15.287	3.065	583	13.399	2.334
Iluminação Pública	776	85.876	8.483	563	72.311	6.356
Serviço Público	272	119.636	10.024	274	116.176	8.472
Consumo Próprio	64	2.283	-	61	1.649	-
Subtotal	**419.719**	**1.736.203**	**277.693**	**403.232**	**1.661.057**	**221.910**
ICMS faturado	-	-	(54.054)	-	-	(38.623)
Ajuste a recomposição tarifaria extraordinária	-	-	(1.903)	-	-	50.819
Suprimento	3	286.073	19.780	3	473.754	57.937
Fornecimento não faturado (líquido)	-	12.341	3.344	-	(58.475)	(4.764)
Outras receitas	-	-	5.172	-	-	2.117

(Em milhares de reais)

Total	419.722	2.034.617	250.032	403.235	2.076.336	289.396

b) Consolidado

	2002			2001		
	Não auditado			Não auditado		
	Nº de consumidores	MWh	R$	Nº de consumidores	MWh	R$
Residencial	1.169.136	1.170.590	262.406	1.140.482	1.147.764	226.277
Industrial	8.330	1.653.632	178.212	8.461	1.575.541	139.797
Comercial	93.470	618.134	129.141	96.954	579.789	104.441
Rural	49.785	145.449	15.458	37.987	154.969	14.027
Poder Público:						
Federal	583	46.616	13.410	487	42.588	10.403
Estadual	3.049	67.266	14.133	5.474	60.804	10.853
Municipal	12.788	57.759	8.316	7.846	52.862	6.401
Iluminação Pública	1.064	254.075	28.577	1.135	201.634	19.975
Serviço Público	1,034	260.879	28.723	978	249.460	23.063
Consumo Próprio	185	4.911	-	225	3.965	-
Subtotal	**1.339.424**	**4.279.311**	**678.376**	**1.300.029**	**4.069.376**	**555.237**
ICMS faturado	-	-	(128.000)	-	-	(96.347)
Ajuste à recomposição tarifária extraordinnária	-	-	(283)	-	-	148.575
Suprimento	4	1.212.320	77.076	7	768.102	76.394
Fornecimento não faturado (líquido)	-	39.157	8.929	-	(107.660)	(7.011)
Outras receitas	-	-	10.432	-	-	5.984
Total	**1.339.428**	**5.530.788**	**646.530**	**1.300.036**	**4.729.818**	**682.832**

- O número de consumidores no consolidado, inclui o somatório de consumidores da Energipe, CELB e Saelpa.

21 Remuneração dos administradores

(Em milhares de reais)

A rubrica "Despesas de pessoal" inclui o montante de R$1.637 (R$1.486 em 2001), na controladora, R$3.821 (R$3.656 em 2001) no consolidado, referente a remuneração dos administradores.

22 Provisões para contingências

O saldo da provisão para contingências de R$17.583 (R$98.280 no consolidado) leva em consideração a estimativa da administração para as perdas prováveis, juntamente com seus assessores jurídicos, e outras informações na data de preparação das demonstrações financeiras, sendo o procedimento consistente com o adotado no encerramento do exercício de 2001. Para as discussões em andamento, a Energipe, possui cauções e depósitos vinculados de R$ 7.425 (R$25.261 no consolidado).

O saldo, por natureza, é como segue:

	Controladora		Consolidado	
Contingências	**2002**	**2001**	**2002**	**2001**
Trabalhistas	3.447	3.447	32.076	35.474
Cíveis	2.321	2.321	28.542	28.673
Fiscais	11.815	6.316	37.662	31.406
TOTAL	**17.583**	**12.084**	**98.280**	**95.553**

Em 2002, na controladora,o montante de R$5.499 referente ao aumento das provisões, R$5.303 está contabilizado como outras despesas financeiras e R$196 como despesa de provisão para contingências.
No consolidado, o montante de R$2.727referente ao aumento das provisões, R$5.976 está contabilizado como outras despesas financeiras, R$3.381 como reversão de despesa operacional – pessoal e R$132 como provisão para contingências.

23 Cobertura de seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

24 Instrumentos financeiros (Instrução CVM n° 235/95)

a - Considerações gerais
A utilização de instrumentos e de operações com derivativos envolvendo indexadores tem por objetivo a proteção do resultado das operações ativas e passivas da Energipe e suas controladas.
A administração avalia que os riscos são mínimos, pois não existe concentração de parte contrária, e as operações são realizadas com bancos de reconhecida solidez dentro de limites aprovados.

b - Valor de mercados dos instrumentos financeiros
Os valores contábeis referentes às operações com empresas do grupo constantes no balanço patrimonial, quando comparados com os valores que poderiam ser obtidos na sua negociação em um mercado ativo ou, na

(Em milhares de reais)

ausência destes com o valor presente líquido ajustado com base na taxa vigente de juros no mercado, se aproximam, substancialmente, de seus correspondentes valores de mercado.

Os valores contábeis dos empréstimos e financiamentos vinculados a projeto de eletrificação, obtidos em moeda nacional, junto a Centrais Elétricas Brasileiras S.A. - Eletrobrás, estão compatíveis com o valor de tais operações, não disponíveis no mercado financeiro. A Energipe e suas controladas não têm financiamentos em moeda estrangeira vinculados aos seus projetos de eletrificação. Os demais valores contábeis dos instrumentos financeiros, ativos e passivos, encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado.

c - Fatores de risco

Crédito

Possibilidade da Energipe e suas controladas virem a incorrer em perdas resultantes da dificuldade de recebimento de valores faturados a seus consumidores, concessionárias e permissionárias. Para reduzir esse tipo de risco e para auxiliar no gerenciamento do risco de inadimplência, a Energipe e suas controladas monitoram as contas a receber de consumidores, cortando o fornecimento, caso o consumidor deixe de realizar seus pagamentos. No caso de consumidores o risco de crédito é mínimo devido à grande pulverização da carteira.

Moeda estrangeira

Possibilidade de perdas por conta de aumento nas taxas de câmbio que aumentem os saldos de passivo de empréstimos e financiamentos em moeda estrangeira captados no mercado. A Energipe e suas controladas visando assegurar que as oscilações não afetem seu resultado e fluxo de caixa, possuiam em 31 de dezembro de 2001, operações de "swap" cambial no valor nominal total contratado de US$35,3 milhões com encargos de Libor ,fica acrescidos de over libor de 1,25% a a. . O referido swap limitava o encargo financeiro desses contratos à variação do CDI, acrescido de 1,9% a.a.. No exercício findo em 31 de dezembro de 2002 foi apurado um resultado positivo nas operações de "swap" cambial no montante de R$174 na controladora e R$1.064 no consolidado, contabilizado no resultado financeiro, não havendo saldos em aberto para essas operações na data do balanço.

Taxas de Juros

Possibilidade de a Energipe e suas controladas virem a incorrer em perdas por conta de flutuações nas taxas de juros, que aumentem as despesas financeiras relativas a empréstimos e financiamentos captados no mercado. A Energipe e suas controladas não têm pactuado contratos de derivativos para fazer "hedge" contra este risco. Porém, a Energipe e suas controladas monitoram continuamente as taxas de juros de mercado com o objetivo de avaliar a necessidade de substituição de suas dívidas.

25 Plano de suplementação de aposentadoria e pensões

A Energipe e suas controladas Saelpa e CELB são patrocinadoras de planos de benefícios previdenciários aos seus empregados, na modalidade de benefício definido. Os planos de benefícios definidos são avaliados atuarialmente ao final de cada exercício, visando verificar se as taxas de contribuição estão sendo suficientes para a formação de reservas necessárias aos compromissos de pagamento atuais e futuros.

		Contribuição anual			Superávit (Déficit) atuarial	
Empresa	Plano Beneficiário	2002	2001	% s/folha de pagamento	2002	2001
Energipe	Inergus	1.389	1.330	7,53	(**)(22.874)	(22.915)

(Em milhares de reais)

Saelpa	Funasa	3.865	2.788	13,80	(**)(28.568)	(28.162)
CELB	(*)	162	128	3,40	562	1.065

(*) administrado pelo BB Previdência
(**)R$1.389 e R$5.254 em 2002 e 2001, na controladora e consolidado respectivamente, foram contabilizados no passivo circulante em Outras contas a pagar R$21.485 (R$21.526 em 2001) na controladora e R$46.188 (R$45.823 em 2001) no consolidado no exigível a longo prazo.

O Superávit referente ao plano da CELB não foi registrado.

A composição dos planos de benefícios definidos em 31 de dezembro era como segue:

	Inergus		Funasa		CELB (*)	
	2002	2001	2002	2001	2002	2001
Valor presente das obrigações atuariais	(63.781)	(57.691)	(86.279)	(80.166)	(1.538)	(1.213)
Valor justo dos ativos do plano	42.137	34.776	50.845	48.899	2.100	2.278
Valor presente das obrigações em excesso ao valor justo dos ativos	(21.644)	(22.915)	(35.434)	(31.267)	562	1.065
(Ganhos) perdas não reconhecidos	(1.230)	-	6.866	3.105	-	-
Superávit (déficit) líquido	(22.874)	(22.915)	(28.568)	(28.162)	562	1.065

A movimentação dos ativos financeiros e passivos atuariais dos planos em 2002 era como segue:

Descrição	Inergus	Funasa	CELB
ATIVOS FINANCEIROS DO PLANO			
Saldo em 31 de dezembro de 2001	34.776	48.899	2.278
Contribuições da patrocinadora e participantes	2.108	4.107	233
Pagamentos de benefícios	(4.574)	(6.680)	(9)
Rentabilidade dos ativos			
. Rendimento esperado dos ativos do plano	2.014	2.858	
. Ganhos (perdas) atuariais sobre os ativos do plano	7.813	1.661	(402)
Saldos em 31 de dezembro de 2002	42.137	50.845	2.100
PASSIVOS ATUARIAIS			
Saldo em 31 de dezembro de 2001	57.691	80.166	1.213
Contribuições da patrocinadora e participantes	2.108	4.107	233
Custo de manutenção da reserva em 2002	3.982	2.006	93
Saldos em 31 de dezembro de 2002	63.781	86.279	1.539

Despesa prevista para 2003:

2003	Inergus	Funasa	CELB
Rendimento esperado dos ativos	2.469	2.979	132
Juros sobre as obrigações atuariais	3.706	4.995	92

(Em milhares de reais)

Despesa a ser reconhecida	1.284	2.469	(45)

Premissas atuariais:

	Energipe	Saelpa	Celb
Taxa real anual de juros	6%	6%	6%
Projeção de crescimento real de salário	0,5%	1%	2,28%
Projeção de crescimento real de benefícios	0%	0%	0%
Tábua de mortalidade geral de válidos	UP-84	GAM 1971	UP-84
Tábua de mortalidade geral de inválidos	CSO-58	IAPC	Alvaro Vindas
Tábua de entrada em invalidez	IAPB-57	IAPB-57	IAPB-57

26 Contrato de concessão de distribuição

A Energipe, CELB e Saelpa assinaram com a ANEEL contratos de concessão de distribuição de energia elétrica, renováveis pelo mesmo prazo de concessão, com as seguintes características:

Empresas	Data do Contrato	Prazo de Concessão	Término da Concessão
Energipe	23/11/1997	30 anos	23/11/2027
CELB	04/02/2000	30 anos	04/02/2030
Saelpa	15/01/2001	30 anos	15/01/2031

27 Programa emergencial - racionamento

A Energipe, CELB e Saelpa possuem registrados os seguintes valores referentes ao Programa de Racionamento de Energia, em processo de revisão pela ANEEL.

	Controladora		Consolidado	
	2002	2001	2002	2001
Custos do racionamento – (Outros – Realizável a longo prazo)	2.074	1.546	4.210	3.261
Sobretaxa (*) – (Outros – Exigível a longo prazo)	(11.437)	(2.724)	(20.643)	(10.233)
Bônus – (Outros – Realizável a longo prazo)	12.763	7.146	25.742	19.225
Total a receber	3.400	5.968	9.309	12.253

(*) Inclui aportes recebidos

28 Resultado por atividade

A ANEEL através do Ofício Circular nº 155/2003 – SFF/ANEEL, de 24/01/2003, dispensou a publicação de forma segregada das atividades de distribuição e comercialização, em face da ausência de definição da tarifa de transferência de receita da atividade de comercialização para a atividade de distribuição.

Em atendimento ao Ofício Circular nº 838/2000 da ANEEL, apresentamos as demonstrações dos resultados da atividade de distribuição e da atividade atípica – participação societária permanente.

	2002	2001

EMPRESA ENERGÉTICA DE SERGIPE S/A – ENERGIPE

CNPJ (MF) N.º 13.017.462/0001-63

Notas explicativas às demonstrações financeiras para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

	Não auditado			Não auditado		
	Distribuição	Atividades Atípicas	Total	Distribuição	Atividades Atípicas	Total
Receita operacional						
Fornecimento de energia elétrica	279.134	-	279.134	267.965	-	267.965
Suprimento	19.781	-	19.781	57.937	-	57.937
Outras receitas	5.171	-	5.171	2.117	-	2.117
	304.086	-	304.086	328.019	-	328.019
Deduções à receita operacional						
Quota reserva global de reversão	3.607	-	3.607	2.827	-	2.827
Impostos e contribuições sobre a receita	65.474	-	65.474	50.634	-	50.634
	69.081	-	69.081	53.461	-	53.461
Receita operacional líquida	**235.005**	-	**235.005**	**274.558**	-	**274.558**
Despesas operacionais						
Pessoal	26.652	-	26.652	23.061	-	23.061
Material	3.835	-	3.835	4.065	-	4.065
Serviços de terceiros	16.296	-	16.296	12.543	-	12.543
Energia elétrica comprada para revenda	95.585	-	95.585	111.762	-	111.762
Transporte de potência elétrica	17.927	-	17.927	13.988	-	13.988
Quota para a conta de consumo de combustível	12.214	-	12.214	5.735	-	5.735
Depreciação e amortização	13.284	-	13.284	11.685	-	11.685
Provisões	(6.431)	-	(6.431)	4.467	-	4.467
Outras despesas	2.993	-	2.993	3.068	-	3.068
	182.355	-	182.355	**190.574**	-	**190.574**
Resultado do serviço	**52.650**	-	**52.650**	83.984	-	83.984
Equivalência patrimonial	-	11.731	11.731	-	(23.817)	(23.817)
Amortização de ágio	-	(14.672)	(14.672)	-	(14.098)	(14.098)
Resultado financeiro	(32.759)	(41.233)	(73.992)	(26.340)	(15.293)	(41.633)
Resultado operacional	**19.891**	**(44.174)**	**(24.283)**	**57.644**	**(53.208)**	**4.436**
Resultado não operacional	(1.816)	-	(1.816)	(61)	(1.319)	(1.380)
Lucro (prejuízo) antes da contribuição social, Imposto de renda.	**18.075**	**(44.174)**	**(26.099)**	**57.583**	**(54.527)**	**3.056**
Imposto de renda Contribuição social	(14.616)	18.983	4.367	(19.521)	9.969	(9.552)
Lucro (prejuízo) do exercício	**3.459**	**(25.191)**	**(21.732)**	**38.062**	**(44.558)**	**(6.496)**

WUAN PEAK HEAT & POWER CO., LTD.

INDEPENDENT AUDITORS' REPORT
AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002
AND 2001 (PREPARED UNDER ACCOUNTING
STANDARDS GENERALLY ACCEPTED
IN THE UNITED STATES OF AMERICA)

WUAN PEAK HEAT & POWER CO., LTD.
INDEX TO FINANCIAL STATEMENTS

Contents | Page(s)

德勤华永会计师事务所

Deloitte Touche Tohmatsu
Certified Public Accountants
30/F Bund Center
222 Yan An Road East
Shanghai 200002, PRC

中国上海市延安路 222 号
外滩中心 30 楼
邮编:200002

Beijing Branch
Deloitte Tower, 11th Floor
Sun Dong An Plaza, 138 Wangfujing Dajie
Beijing 100006, PRC
Tel: 86 (10) 6528 1599
Fax: 86 (10) 6528 1571

北京分所
中国北京王府井大街 138 号
新东安　德勤大楼十一层
邮政编码：100006
电话：86 (10) 6528 1599
传真：86 (10) 6528 1598

Deloitte Touche Tohmatsu

R 03-044

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Owners of WUAN PEAK HEAT & POWER CO., LTD.

We have audited the accompanying balance sheets of Wuan Peak Heat & Power Co., Ltd. ("the Company") as of December 31, 2002 and 2001, and the related statements of income, owners' equity, and cash flows for the years then ended (expressed in Renminbi). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Certified Public Accountant Ltd.
Beijing, China
January 6, 2003

WUAN PEAK HEAT & POWER CO., LTD.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
	RMB	RMB
ASSETS		
Current assets:		
Cash and cash equivalents	9,556,474	8,101,061
Account receivables	11,549,883	8,146,989
Other receivables	554,426	951,666
Inventories	6,615,768	4,255,120
Total current assets	28,276,551	21,454,836
Property, plant and equipment, net	66,416,573	61,753,424
	94,693,124	83,208,260
TOTAL ASSETS		
LIABILITIES AND OWNERS' EQUITY		
Current liabilities:		
Accounts payable	4,916,450	1,743,767
Accrued expenses and other current liabilities	9,089,046	3,322,737
Amount due to a related party	3,125,077	3,320,136
Income taxes payable	-	566,968
Total current liabilities	17,130,573	8,953,608
Total liabilities	17,130,573	8,953,608
Owners' equity:		
Registered capital	70,560,000	70,560,000
Retained earnings	7,002,551	3,694,652
Total owners' equity	77,562,551	74,254,652
TOTAL LIABILITIES AND OWNERS' EQUITY	94,693,124	83,208,260

See notes to financial statements.

WUAN PEAK HEAT & POWER CO., LTD.
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
	RMB	RMB
Operating revenues:		
- Electricity	51,967,037	47,134,414
- Steam	9,779,207	9,607,277
- Other income	5,085,880	-
	66,832,124	56,741,691
Cost of operations:		
Fuel	(31,660,911)	(23,984,043)
Depreciation and amortization	(3,217,219)	(2,839,715)
Repair and maintenance	(3,591,684)	(1,274,708)
Staff costs	(5,266,800)	(5,478,017)
Rental expenses	(8,000,000)	(10,000,000)
Other operating expenses	(6,818,806)	(5,446,047)
	(58,555,420)	(49,022,530)
Income from operations	8,276,704	7,719,161
Interest expense	36,000	3,177,818
Interest income	44,007	3,328,385
Income before income taxes	8,284,711	7,869,728
Provision for income taxes	-	566,968
Net income	8,284,711	7,302,760

See notes to financial statements.

WUAN PEAK HEAT & POWER CO., LTD.
STATEMENTS OF OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	Registered capital RMB	Retained earnings RMB	Total RMB
Balance at January 1, 2001	70,560,000	(508,779)	70,051,221
Net income for 2001	-	7,302,760	7,302,760
Appropriations	-	(3,099,327)	(3,099,327)
Balance at December 31, 2001	70,560,000	3,694,652	74,254,652
Net income for 2002	-	8,284,711	8,284,711
Appropriations	-	(4,976,812)	(4,976,812)
Balance at December 31, 2002	70,560,000	7,002,551	77,562,551

See notes to financial statements.

WUAN PEAK HEAT & POWER CO., LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	2002 RMB	2001 RMB
Cash flows from operating activities:		
Net income	8,284,711	7,302,760
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,217,219	2,839,715
Changes in operating assets and liabilities:		
Accounts receivable	(3,402,894)	(478,647)
Other receivables	397,240	(645,108)
Inventories	(2,360,648)	(2,144,215)
Accounts payable	3,172,683	(1,568,101)
Amount due to a related party	(195,059)	(1,613,045)
Accrued expenses and other current liabilities	5,766,309	854,378
Income tax payable	(566,968)	171,606
Net cash provided by operating activities	14,312,593	4,719,343
Cash flows from investing activities:		
Purchase of property, plant and equipment	(7,880,368)	(9,602,228)
Net cash used in investing activities	(7,880,368)	(9,602,228)
Cash flows from financing activities:		
Decrease (Increase) in restricted cash	-	59,883,775
Repayment of loan	-	(56,800,000)
Dividends paid	(4,976,812)	(3,099,327)
Net cash used in financing activities	(4,976,812)	(15,552)
Net increase in cash and cash equivalents	1,455,413	(4,898,437)
Cash and cash equivalents, beginning of year	8,101,061	12,999,498
Cash and cash equivalents, end of year	9,556,474	8,101,061
Supplemental disclosure of cash flow information:		
Interest paid	-	3,177,818
Income taxes paid	566,968	395,362

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principal Activities

Wuan Peak Heat & Power Co., Ltd. (the "Company") was established in Handan, Hebei province, People's Republic of China ("PRC") by Peak Pacific Investment Co., Ltd. ("PPIC") and Hebei Wuan Chengxi Ganshi Heat & Power Company ("HWHP") as a Sino-foreign co-operative joint venture enterprise on August 29, 2000 with an operating period of twenty years. The registered capital of the Company is Renminbi ("RMB") 70,560,000. Of the registered capital, PPIC should contribute RMB63,504,000, representing 90% of the registered capital; and HWHP should contribute RMB7,056,000, representing 10% of the registered capital. On March 5, 2001, PPIC transferred its interest in the Company to Wuan Peak Pte. Ltd. ("WPP") and on April 28, 2001, HWHP transferred its interest in the Company to Wuan Yinquan Coal & Electricity Co., Ltd. ("WYCE").

Details of the capital contributions as of December 31, 2002 are set out as follows:

	%	RMB
WPP	90	63,504,000
WYCE	10	7,056,000
	100	70, 560,000

The Company is principally engaged in the generation and sale of electricity and steam.

Summary of Significant Accounting Policies

The principal accounting policies, which have been adopted in preparing these financial statements and which conform to the accounting principles generally accepted in the United States of America ("US GAAP") are as follows:

Basis of Presentation - The financial statements are prepared in accordance with US GAAP. This basis of accounting differs from that used in the statutory financial statements of the Company, which are prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises with foreign investment, as established by the PRC Ministry of Finance (collectively referred to as "PRC GAAP").

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents - The Company considers all highly liquid debt instruments with maturities of three months or less at the date of purchase to be cash equivalents. The Company's cash equivalents are maintained with high quality credit institutions and their recorded cost approximates their fair market value.

Inventories - Inventories of fuel and spare parts are stated at the lower of cost, determined principally by the weighted average method, or market. Cost includes the purchase price of inventories, transportation, insurance expense, and other related expenses.

Property, plant and equipment - Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method, over the estimated useful lives as follows:

Land use rights	20 years
Buildings	20 years
Machinery	20 years
Furniture and office equipment	5 years
Transportation equipment	3 years

No depreciation is provided for construction in progress.

Long-lived assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the asset, is recognized if expected future undiscounted cash flows are less than the carrying amount of the assets. No impairment charge was recorded in 2002.

Revenue recognition - Revenue represents the invoiced amounts, excluding value-added tax ("VAT") and net of sales discounts, for electricity generated and transmitted to the local power bureau and for the supply of steam.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue from the sale of electricity is recognized upon transmission of electricity to the electric delivery points stipulated in the Power Purchase Agreement ("PPA"). The electricity supplied will be charged at rates calculated in accordance with the formula stipulated in the PPA. Tariff implementation is subject to the approval from the local price bureau. The current rate stated in the PPA and approved by the local price bureau is RMB0.34 per kilowatt hour (inclusive of VAT).

Revenue from the sale of steam is recognized on the provision of steam in accordance with the Steam Purchase Agreement, net of VAT.

Interest income earned from deposits placed with banks is recognized on a straight-line basis.

Income taxes - Income taxes are recorded using the asset and liability method. Under this method deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

Foreign currency translation - The financial statements of the Company are presented in RMB, as it is the functional currency of the Company. Transactions in foreign currencies are translated at rates of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are retranslated at rates ruling at the balance sheet date. Exchange differences are recognized in the statement of income.

The functional currency of the Company is the local currency.

Financial instruments - The carrying value of financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable, other payables and short-term bank loans are carried at cost which approximates fair value due to the short-term nature of these instruments. The Company does not use derivative investments to manage risks.

Recently issued accounting standards - In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.144, "Accounting for Impairment of Disposal of Long-Lived Assets". SFAS No.144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company does not expect the adoption of SFAS No.144, effective January 1, 2002, will have a material impact on its financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No.146 supersedes previous accounting guidance, principally Emerging Issue Task Force Issue ("EITF") No.94-3. The Company will adopt the provisions of SFAS No.146 for restructuring activities initiated after December 31, 2002. SFAS No.146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No.94-3, a liability for an exit cost was recognized at the date of a Company's commitment to an exit plan. SFAS No.146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No.146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

Financial risks management objective and policies

(i) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to the Company. The Company has adopted the policy of only dealing with creditworthy counterparts and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial losses from defaults. The Company measures credit risk on a fair value basis.

The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(ii) Business risk

The Company's operations are conducted in PRC and accordingly is subject to special considerations and significant risks relating to the energy industry in China. These include risks associated with, among others, the political, economic and legal environment.

(iii) Economic risk

The Company's operations may be adversely affected by significant political, economic and social uncertainties in PRC. Although the PRC government has been pursuing economic reform policies for the past years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered.

(iv) Foreign exchange risk

The Company's liabilities denominated in foreign currency are exposed to currency translation risk as the primary source of income of the Company is in RMB.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(v) Fair value of financial assets and financial liabilities

The carrying amount of financial assets and financial liabilities reported in the balance sheet approximate the fair value of those assets and liabilities.

2. INVENTORIES

	2002	2001
	RMB	RMB
Fuel	6,198,189	3,679,249
Spare parts and consumables	417,579	575,871
	6,615,768	4,255,120

3. PROPERTY, PLANT AND EQUIPMENT, NET

	2002	2001
	RMB	RMB
Land use rights	16,272,000	16,272,000
Buildings	4,502,956	325,153
Machinery	50,464,940	40,684,891
Furniture and office equipment	409,427	270,996
Transportation equipment	551,225	228,671
Less: accumulated depreciation and amortization	6,515,735	3,298,516
Construction in progress	731,760	7,270,229
Property, plant and equipment, net	66,416,573	61,753,424

4. INCOME TAXES

In accordance with the Income Tax Law of the PRC for Enterprise with Foreign Investments and Foreign Enterprises, the Company is entitled to full exemption from Foreign Enterprise Income Tax ("FEIT") for the first two years and a 50% reduction for the next three years, commencing from the first profit-making year after offsetting all tax losses carried forward from the previous five years. The Company has obtained approval Wu Guo Shui Han(2001) No.8 from the state tax authority for this tax preferential treatment.

In accordance with a circular issued by the State Council, effective January 1, 1999, foreign investment enterprises throughout the PRC in the fields of energy, may pay FEIT at the rate of 15% subject to approval from the State Administration for Taxation. The Company has obtained approval from the state tax authority for this tax preferential treatment effective from January 1, 2001.

The Company's first profitable year was 2000, but obtained permission of the local tax bureau to pay FEIT for 2000 and to consider the year 2001 as its first profitable year on the condition that the Company paid an additional 15% tax on its 2000 PRC profit.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences arising from differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized when their realization is considered to be probable.

In 2002 and 2001 there were no deferred tax liabilities and assets arising from significant temporary differences.

5. OTHER INCOME

The use of gangue to generate electricity is encouraged by the government. The Company is entitled to reclaim 50% of the VAT according to the related tax regulations in PRC.

6. APPROPRIATIONS

Appropriations represented dividends paid to shareholders for the years.

7. RELATED PARTY TRANSACTIONS

The Company has entered into a number of transactions with a related party. The balances and transactions with this related party for the years ended and as of December 31, 2002 and 2001 are as follows:

(1) Amount due to a related party comprised:

	2002 RMB	2001 RMB
HWHP*	3,125,077	3,320,136

The amount due to a related party has arisen from operating lease payable and operating expenses. The amount is non-interest bearing and without specific repayment terms, but is subject to repayment by the Company at any time.

(2) Details of sales to and purchases from related parties are as follows:

	2002 RMB	2001 RMB
Sales to HWHP*	49,026	145,550
Purchases from HWHP*	106,262	551,423

(3) In addition to sales and purchases, the Company entered into the following significant related party transactions:

Operating leases

	2002 RMB	2001 RMB
HWHP*	8,000,000	10,000,000

* A wholly owned subsidiary of WYCE.

8. COMMITMENTS AND CONTINGENCIES

(1) Operating leases

The Company rents manufacturing plant and facilities, warehouses and offices under operating leases. Minimum annual rentals under operating leases at December 31, 2002 are as follows:

Year ended December 31, 2002:

	RMB
2003	8,000,000
2004	10,000,000
2005	10,000,000
2006	10,000,000
2007	10,000,000
Thereafter	127,500,000
Total	175,500,000

Rent expense under operating leases was approximately RMB8,000,000 and RMB 10,000,000 in 2002 and 2001, respectively.

(2) Guarantees given to banks in respect of bank loans utilized by related parties:

Company Name	Principal RMB
Henan Anfeng Electric Power Co. Ltd**	10,000,000
Shijiazhuang Chengfeng Cogen Co., Ltd**	10,000,000

** Companies controlled by the same ultimate shareholder

9. RETIREMENT BENEFITS

Eligible employees of the Company who are citizens of the PRC are entitled to retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed benefits plan. The PRC government is responsible for the benefit liability to these retired employees. The Company is required to make contributions to the state retirement plan at 20% of their average monthly salaries.

The aggregate amounts expensed by the Company in respect of the above plan amounted to RMB924,000 and RMB924,000 for the year ended December 31, 2002 and 2001, respectively.

* * * * * *

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.

INDEPENDENT AUDITORS' REPORT AND
COMBINED FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2002 AND 2001 (PREPARED
UNDER ACCOUNTING STANDARDS GENERALLY
ACCEPTED IN THE UNITED STATES OF AMERICA)

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.
INDEX TO COMBINED FINANCIAL STATEMENTS

Contents | Page(s)

德勤华永会计师事务所

Deloitte Touche Tohmatsu
Certified Public Accountants
30/F Bund Center
222 Yan An Road East
Shanghai 200002, PRC

中国上海市延安路 222 号
外滩中心 30 楼
邮编:200002

Beijing Branch
Deloitte Tower, 11th Floor
Sun Dong An Plaza, 138 Wangfujing Dajie
Beijing 100006, PRC
Tel: 86 (10) 6528 1599
Fax: 86 (10) 6528 1571

北京分所
中国北京王府井大街 138 号
新东安 德勤大楼十一层
邮政编码: 100006
电话: 86 (10) 6528 1599
传真: 86 (10) 6528 1598

Deloitte
Touche
Tohmatsu

R 03-043

INDEPENDENT AUDITORS' REPORT

To the board of directors and owners of HENAN YONGFENG ELECTRIC POWER CO., LTD. and HENAN ANFENG ELECTRIC POWER CO., LTD.

We have audited the accompanying balance sheets of Henan Yongfeng Electric Power Co., Ltd. and Henan Anfeng Electric Power Co., Ltd. ("the Companies") as of December 31, 2002, and the related statements of income, owners' equity, and cash flows for the years then ended (expressed in Renminbi). These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial positions of the Companies as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Certified Public Accountants Ltd.
Beijing, PRC
January 6, 2003

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.
COMBINED BALANCE SHEETS

	December 31	
	2002	2001
	RMB	RMB
ASSETS		
Current assets:		
Cash and cash equivalents	10,429,981	8,682,704
Restricted cash	56,085,408	208,218,816
Amount due from related parties	13,790,316	27,200,000
Accounts receivable - related parties	22,081,296	14,237,391
Accounts receivable - others	-	10,288,048
Notes receivable	21,108,901	7,710,000
Inventories	18,664,499	23,634,015
Prepaid expenses and other current assets	25,390,760	10,893,848
Prepaid income tax	1,668,559	3,751,890
Total current assets	169,219,720	314,616,712
Property, plant and equipment, net	318,905,497	330,852,712
Other assets	82,700	82,700
TOTAL ASSETS	487,207,917	645,552,124
LIABILITIES AND OWNERS' EQUITY		
Current liabilities:		
Accounts payable	17,895,047	14,745,787
Accrued expenses and other current liabilities	6,368,037	2,714,446
Amounts due to related parties	53,927,026	54,709,798
Short-term borrowings	213,039,822	372,679,823
Total current liabilities	291,229,932	444,849,854
Deferred income tax	2,369,161	3,063,397
Total liabilities	293,599,093	447,913,251
Owners' equity:		
Registered capital	160,000,000	160,000,000
Capital surplus	(253,120)	(253,120)
Retained earnings	34,861,944	37,891,993
Total owners' equity	194,608,824	197,638,873
TOTAL LIABILITIES AND OWNERS' EQUITY	488,207,917	645,552,124

See notes to financial statements.

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.
COMBINED STATEMENTS OF INCOME

	Year ended December 31,	
	2002	2001
	RMB	RMB
Electricity revenues	163,851,724	145,367,038
Cost of operations:		
Fuel	(64,150,268)	(47,620,615)
Repairs and maintenance	(9,079,694)	(9,333,610)
Staff costs	(12,991,780)	(8,250,355)
Depreciation and amortization	(19,335,299)	(19,092,823)
Other operating expenses	(11,780,987)	(10,875,287)
	(117,338,028)	(95,172,690)
Income from operations	46,513,696	50,194,348
Interest income	2,594,686	8,397,085
Interest expense	(22,517,960)	(26,765,305)
Loss on disposal of assets	-	(3,940,500)
Other income (expenses)	(139,714)	13,883,215
Income before income taxes	26,450,708	41,768,843
Provision for income taxes	(4,494,827)	(7,121,110)
Net income	21,955,881	34,647,733

See notes to financial statements.

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.
COMBINED STATEMENTS OF OWNERS' EQUITY

	Registered capital	Capital surplus	Retained earning	Total
	RMB	RMB	RMB	RMB
Balance at January 1, 2001	160,000,000	(253,120)	30,293,289	190,040,169
Net income for the year	-	-	34,647,733	34,647,733
Appropriations	-	-	(27,049,029)	(27,049,029)
Balance at December 31, 2001	160,000,000	(253,120)	37,891,993	197,638,873
Net income for the year	-	-	21,955,881	21,995,881
Appropriations	-	-	(24,985,930)	(24,985,930)
Balance at December 31, 2002	160,000,000	(253,120)	34,861,944	194,608,824

See notes to financial statements.

HENAN YONGFENG ELECTRIC POWER CO., LTD.
AND HENAN ANFENG ELECTRIC POWER CO., LTD.
COMBINED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2002 RMB	Year ended December 31, 2001 RMB
Cash flows from operating activities:		
Net income	21,955,881	34,647,733
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on disposal of assets	-	3,940,500
Depreciation and amortization	19,335,229	19,092,823
Deferred income tax	(694,236)	1,673,000
Changes in operating assets and liabilities:		
Amounts receivable from related parties	13,409,684	(21,000,000)
Note receivable	(13,398,901)	-
Accounts receivable	2,444,143	(17,050,263)
Inventories	4,969,516	(6,343,761)
Prepaid expenses and other current assets	(14,496,912)	(4,080,169)
Prepaid income tax	2,083,331	(3,751,890)
Accounts payable	3,149,260	2,372,239
Accrued expenses and other current liabilities	3,653,592	(5,046,627)
Amounts due to related parties	(26,066,856)	2,435,522
Net cash provided by operating activities	16,343,801	6,889,107
Cash flows from investing activities:		
Purchase of property, plant and equipment	(7,388,085)	(9,403,495)
Net cash used in investing activities	(7,388,085)	(9,403,495)
Cash flows from financing activities:		
Repayments of loans	(252,260,239)	(35,080,000)
Dividends paid	(24,985,930)	(27,049,029)
Decrease in restricted cash	117,904,322	9,529,452
New bank loan raised	152,133,408	24,839,959
Net cash provided by financing activities	(7,208,439)	(27,759,618)
Net increase in cash and cash equivalents	1,747,277	(30,274,006)
Cash and cash equivalents, beginning of year	8,682,704	38,956,710
Cash and cash equivalents, end of year	10,429,981	8,682,704
Supplemental disclosure of cash flow information:		
Interest paid	22,894,286	26,765,305
Income taxes paid	893,717	9,200,000

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principal Activities

Henan Yongfeng Electric Power Co., Ltd. ("Yongfeng") and Henan Anfeng Electric Power Co., Ltd. ("Anfeng") (together the "Companies") are two Sino-foreign co-operative joint ventures established in the People's Republic of China ("PRC"). In February 1999, the Companies received approval from the Henan Provincial Government as companies with foreign investment in the PRC. The operating period of the Companies is twenty years, which commenced on March 22, 1999 and expires on March 21, 2019. The principal activities of the Companies are the generation and sale of electricity from the plant at Gongyi, Henan Province in the PRC. The Companies commenced their commercial operations on September 23, 1999.

The registered capital of each company has been fully paid up. Both Yongfeng and Anfeng were owned 30% by Henan Gongyi No. 2 Power Plant ("HGPP"), the Chinese party, and 70% by Gongyi Peak Pte Ltd. ("GPP").

The registered capital of the Companies, which has been fully paid up, is as follows as of December 31, 2001 and 2002:

Investors' name	Anfeng	Yongfeng	Total
	RMB	RMB	RMB
HGPP	24,000,000	24,000,000	48,000,000
GPP	56,000,000	56,000,000	112,000,000
	80,000,000	80,000,000	160,000,000

Summary of Significant Accounting Policies

The principal accounting policies, which have been adopted in preparing these financial statements and which conform to the accounting principles generally accepted in the United States of America ("US GAAP") are as follows:

Basis of Preparation - These financial statements of the Companies are prepared in accordance with US GAAP. This basis of accounting differs from that used in the statutory financial statements of the Companies which are prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises with foreign investment as established by the PRC Ministry of Finance (collectively referred to as "PRC GAAP").

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and cash equivalents - The Company considers all highly liquid debt instruments with maturities of three months or less at the date of purchase to be cash equivalents. The Company's cash equivalents are maintained with high quality credit institutions and their recorded cost approximates their fair market value.

Inventories - Inventories of fuel and spare parts are stated at the lower of cost, determined principally by the weighted average method, or market. Cost includes the purchase price of inventories, transportation, insurance expense, and other related expenses.

Property, plant and equipment - Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives as follows:

Land use rights	20 years
Buildings	20 years
Machinery and equipment	20 years
Motor vehicles	5 years
Office equipment and others	3 years

No depreciation is provided for construction in progress.

Long-lived assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the asset, is recognized if expected future undiscounted cash flows are less than the carrying amount of the assets. No impairment charge was recorded in 2002 and 2001.

Revenue recognition - Revenue represents the invoiced amounts, excluding value-added tax ("VAT") and net of sales discounts, for electricity generated and transmitted to the electric delivery points stipulated in the Power Purchase Agreement ("PPA"). The electricity supplied will be charged at rates calculated in accordance with the formula stipulated in the PPA. Tariff implementation is subject to the approval from the local pricing bureau. The current rate approved by the local Pricing Bureau is RMB0.305 per kilowatt hour (inclusive of VAT).

Interest income earned from deposits placed with banks is recognized on a straight-line basis.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes - Income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

Foreign currency translation - The financial statements of the Company are presented in RMB, as it is the functional currency of the Company. Transactions in foreign currencies are translated at rates of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are retranslated at rates ruling at the balance sheet date. Exchange differences are recognized in the statement of income.

The functional currency of the Company is the local currency.

Recently issued accounting standards - In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for Impairment of Disposal of Long-Lived Assets". SFAS No.144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company does not expect the adoption of SFAS No. 144, effective January 1, 2002, will have a material impact on its financial statements.

In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No.146 supersedes previous accounting guidance, principally Emerging Issue Task Force Issue ("EITF") No. 94-3. The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Financial risks management objective and policies

(i) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to the Company. The Company has adopted the policy of only dealing with creditworthy counterparts and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial losses from defaults. The Company measures credit risk on a fair value basis.

The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents the group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(ii) Business risk

The Company's operations are conducted in PRC and accordingly is subject to special considerations and significant risks relating to the energy industry in China. These include risks associated with, among others, the political, economic and legal environment.

(iii) Economic risk

The Company's operations may be adversely affected by significant political, economic and social uncertainties in PRC. Although the PRC government has been pursuing economic reform policies for the past years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered.

(iv) Foreign exchange risk

The Company's liabilities denominated in foreign currency are exposed to currency translation risk as the primary income of the Company is in RMB.

(v) Interest rate risk

The Company's primary interest rate risk relates to interest bearing debt. The Company primarily raises loans based on expectations to future interest rate trend. As at the balance sheet date, the average term to maturity of the Company's loans was within twelve months and 5% of the interest bearing debt had fixed interest rate terms.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

(vi) Liquidity risk

It is the Company's policy for the raising of capital and the placing of surplus fund to be managed centrally. The Company has targets for available funds in the form of surplus liquidity and irrevocable credit facilities, which are always to be available to the Company at any given time.

(vii) Fair value of financial assets and financial liabilities

The carrying amount of financial assets and financial liabilities reported in the balance sheet approximate the fair value of those assets and liabilities.

2. INVENTORIES

	December 31,	
	2002	2001
	RMB	RMB
Fuel	8,579,808	17,484,815
Spare parts and consumables	10,084,691	6,149,200
	18,664,499	23,634,015

3. PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	
	2002	2001
	RMB	RMB
Land use rights	28,606,000	28,606,000
Buildings	66,642,574	65,309,943
Machinery and equipment	279,270,990	275,395,287
Motor vehicles	1,152,579	1,151,579
Office equipment and others	2,387,296	2,114,734
	378,059,439	372,577,543
Less: accumulated depreciation and amortisation	(61,060,130)	(41,724,831)
Construction in progress	1,906,188	-
Property, plant and equipment, net	318,905,497	330,852,712

4. SHORT-TERM BORROWINGS

Lender	Currency of borrowing	Interest rate (per annum)	2002	2001
			RMB	RMB
China Construction Bank	RMB	5.31~5.85%	144,800,000	155,200,000
Everbright Bank	RMB	5.85%	10,000,000	93,000,000
PPIC Labuan	US$	10%	41,679,864	99,639,864
	US$	-	16,559,958	24,839,959
			213,039,822	372,679,823

The above short-term borrowings are collateralized by cash deposits and machinery with a net book value of approximately RMB75 million (2001: RMB327 million) as of December 31, 2002.

5. INCOME TAXES

Income tax expense consists of

	Year ended December 31, 2002	Year ended December 31, 2001
	RMB	RMB
Current	5,189,063	5,448,110
Deferred	(694,236)	1,673,000
	4,494,827	7,121,110

In accordance with a circular issued by the State Council, effective January 1, 1999, foreign investment enterprises throughout the PRC in the fields of energy may pay FEIT at the rate of 15%. Subject to approval from the State Administration for Taxation, The Companies have received approval from the state tax authority for this new preferential tax treatment and the Companies' applicable tax rate is 15% effective from January 1, 2000.

The charge for current tax is based on the results as reported in the financial statements prepared under PRC GAAP for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted by the balance sheet date.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences arising from differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized when their realization is considered to be probable.

5. INCOME TAXES - Continued

Deferred income tax assets and liabilities are as follows:

	2002	2001
	RMB	RMB
Deferred tax liability		
Property, plant and equipment	2,369,161	3,609,877
Deferred tax asset		
Pre-operating expenses	-	(546,480)
Net deferred tax liability	2,369,161	3,063,397

6. APPROPRIATIONS

According to the board resolution passed on March 28, 2002 the Companies distributed dividends of RMB24,985,930 (2001: 27,049,029) to the investors.

7. RELATED PARTY TRANSACTIONS AND BALANCES

The Company has entered into a number of transactions with related parties. The Companies' related companies include the following:

Name of the related companies	Relationship with the Companies
HGPP	Chinese investor in the Companies
GPP	Foreign investor in the Companies
PPIC	The holding company of GPP
PPIC (Labuan)	Subsidiary of PPIC
Shijiazhuang Chengfeng Cogen Co., Ltd. ("Chengfeng")	Common foreign investor
Henan Chinachem Electric Power (Gong Yi) Co., Ltd. (" Chinachem")	Common foreign investor
Henan ZM Aluminum Co., Ltd. ("HNZM")	Common Chinese investor
Henan Huamao Electric Power Company (" Henan Huamao")	Common Chinese investor
Zouping Peak CHP Co., Ltd.("Zouping")	Subsidiary of PPIC
Wuan Peak Heat & Power Co., Ltd. ("Wuan")	Subsidiary of PPIC

7. RELATED PARTY TRANSACTIONS AND BALANCES - Continued

The Company has entered into a number of transactions with related parties. The balances and transactions with these related parties are as follows: for the year ended and as of December 31, 2002

(1) Amount due from related parties comprised:

	2002	2001
	RMB	RMB
Chengfeng	13,200,000	27,200,000
Henan Huamao	590,316	-
	13,790,316	27,200,000

The amount due from Chengfeng represents interest free temporary advance. Amount due from Henan Huamao represents operating expenses paid on behalf by the Company.

(2) Amount due to related parties comprised:

	2002	2001
	RMB	RMB
HGPP	45,436,685	43,751,890
PPIC (Labuan)	1,343,656	3,811,225
PPIC	7,146,685	7,146,683
	53,927,026	54,709,798

The amount due to HGPP included borrowings of RMB40,000,000 which is interest free and repayable on demand. The remaining balance represented payment on behalf by the Company.

The amount due to PPIC (Labuan) represented interest payable.

The amount due to PPIC represented payment on behalf by the Company.

7. RELATED PARTY TRANSACTIONS AND BALANCES - Continued

(3) Loan to and from related parties

Loan from PPIC (Labuan)

Principal	2002	2001
	RMB	RMB
At beginning of year	99,639,864	83,079,905
Draw down of short-term loans	24,839,958	24,839,959
Settlement of short-term loans	(66,240,000)	(8,280,000)
At end of year	58,239,822	99,639,864

Accrued interest	2002	2001
	RMB	RMB
At beginning of year	3,811,225	1,654,772
Interest expenses for the year	8,160,742	10,228,082
Interest payment	(6,628,311)	(8,071,629)
Offset with other receivable	(4,000,000)	-
At end of year	1,343,656	3,811,225

Loan to Chengfeng

Principal	2002	2001
	RMB	RMB
At beginning of year	27,200,000	6,200,000
Draw down of short-term loans	-	21,000,000
Settlement of short-term loans	(14,000,000)	-
At end of year	13,200,000	27,200,000

Loan to Chengfeng is free of interest charge and without specific repayment terms.

7. RELATED PARTY TRANSACTIONS AND BALANCES - Continued

(4) Sale of electricity

	2002	2001
	RMB	RMB
HNZM	163,851,724	34,445,900

8. COMMITMENT AND CONTINGENCIES

The Companies provide guarantees in respect of bank facilities utilized by Chengfeng, amounting to RMB30,000,000 in total (2001: nil).

9. RETIREMENT BENEFITS

Eligible employees of the Company who are citizens of the PRC are entitled to retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed benefits plan. The PRC government is responsible for the benefit liability to these retired employees. The Company is required to make contributions to the state retirement plan at 20% of their average monthly salaries.

The aggregate amounts expensed by the Company in respect of the above plans amounted to RMB2 million for the year ended December 31, 2002 (2001: RMB 2.8 million).

* * * * * *

ZHONGLEI CERTIFIED PUBLIC ACCOUNTANTS CO.,LTD

JIAXING BRANCH

AUDIT REPORT

JIAXING JIES HEAT AND POWER CO., LTD. AUDIT REPORT

CHINA ZHEJIANG

ZHONG LEI CERTIFIED PUBLIC ACCOUNTANTS CO., LTD

AUDIT REPORT FOR 2001 FINANCIAL OF

JIAXING JIES HEAT & POWER CO., LTD.

TABLE OF CONTENT	PAGE

5、 Accrued unemployment fund RMB238,501.00 unemployment fund paid RMB238,501.00;

6、 Accrued union fee RMB116,927.74, submitted and used RMB124,808.15.

Zhong Lei Accounting Firm China Certified Public Accountant :

Ltd. Jiaxing Branch China Certified Public Accountant:

Report date: Jan.17, 2003

BALANCE SHEET

DEC.31, 2002

IIES HEAT AND POWER CO., LTD.

ITEMS	LINE	AT BEG. OF YEAR	END OF PERIOD	ITEMS	LINE	AT BEG. OF YEAR	END OF PERIOD
CURRENT ASSETS	1			CURRENT LIABLILITIES	50		
Currency	2	2,492,855.95	3,258,568.34	Short-term payable	51	10,000,000.00	20,000,000.00
Short term investment	3			Notes payable	52		
Note receivable	4			Accounts payable	53	2,066,609.29	2,568,855.85
Dividend Receivable	5			Advances from customer	54		
Interest Receivable	6			Accrued payroll	55		
Accounts receivable	7	31,080,209.20	27,765,126.32	Welfare payable	56		
Other receivable	8	49,134,701.07	32,566,608.63	Dividends payable	57		
Advances to suppliers	9	5,647,375.35	8,029,224.29	Tax payable	58	841,796.36	2,095,118.10
Allowence Receivable	10			Other tax payable	59		16,728.42
Inventories	11	7,318,110.38	6,818,930.91	Other payable	60	3,242,421.18	945,935.36
Prepaid expenses	12		675,000.00	Accrued payable	61		
Long term investment maturing within one year	13			Estimated liabilities	62		
Other current assets	14			Deferred gain	63		
	15			Long term liabilities due within one year	64		
	16			Other current liabilities	65	1,376,482.79	
TOTAL CURRENT ASSETS	17	95,673,251.95	79,113,458.49	TOTAL CURRENT LIABILITIES	66	17,527,309.62	25,626,637.73
LONG TERM INVESTMENTS	18			LONG TERM LIBILITIES	67		
LONG TERM STOCK INVESTMENTS	19			Long term loans	68		
LONG TERM EQUITY INVESTMENTS	20			Debentures payable	69		
*Price difference consolidation	21			Long term payable	70		
	22			Special payable	71		
	23			OTHER LONG TERM LIABILITIES	72	1,369,310.00	
TOTAL LONG TERM INVESTMENTS	24			Unamortized exchange gain	73		
FIXED ASSETS	25			TOTAL LONG TERM LIABILITES	74	1,369,310.00	
Fixed assets-cost	26	197,646,592.31	197,940,363.68	DEFERRED TAX	75		
Less: accumulated depreciation	27	51,098,609.44	60,871,238.37	Deferred tax credits	76		
Fixed assets-net value	28	146,547,982.87	137,069,125.31	TOTAL LIABILITIES	77	18,896,619.62	25,626,637.73
Less: Fixed Assets Devaluation Preparation	29			*Minority shareholders' liabilities	78		
Fixed Assets Net-Value	30	146,547,982.87	137,069,125.31	Owner's equity(or shareholder's liabilities):	79		
Construction material	31			Paid in capital	80	217,775,400.00	217,775,400.00
Construction in progress	32	1,226,596.59	10,503,663.72	Chinese investment (not end of period amount) ____)	81		
Disposal of fixed assets	33			Foreign invetment (not end of period amount ____)	82		
	34			Less: invetment returned	83		29,180,899.57
	35			Net paid in capital	84	217,775,400.00	188,594,500.43
TOTAL FIXED ASSETS	36	147,774,579.46	147,572,789.03	Capital surplus	85		4,452,664.50
INTANGIBLE ASSETS AND OTHER ASSETS	37			Surplus Reserved	86	2,014,496.47	3,585,960.00
Intangible assets	38	10,953,320.00	9,857,984.00	Legal surplus reserve	87		
Long term depreciation	39		200,000.00	Legal welfare fund	88		
Other long term assets	40			Reserve at will	89		
Unamortized Exchange losses	41			Reserve fund	90	576,021.20	1,361,252.96
	42			Enterprise expansion fund	91	1,438,475.27	2,224,207.04
	43			Profits capitalised on return of investments	92		
TOTAL INTANGIBILE AND DEFERRED ASSETS	44	10,953,320.00	10,057,984.00	Curret year net income	93		
DEFERRED TAXES	45			*Investment loss not confirmed	94		
Deferred tax charges	46			Undisributed profits	95	15,714,635.32	14,484,468.86
	47	10,953,320.00	10,057,984.00	Exchange difference	96		
	48			TOTAL OWER'S EQUITY OR SHAREHOLDER LIABILITIES	97	235,504,531.79	211,117,593.79
TOTAL ASSETS	49	254,401,151.41	236,744,231.52	TOTAL LIABILITIES AND OWNER' EQUITY	98	254,401,151.41	236,744,231.52

INCOME STATEMENT

DEC. 2002

JIAXING JIES HEAT AND POWER CO., LTD.

ITEMS	LINE	LAST YEAR	CURRENT YEAR
1. Main Business Revenue	1	90,108,565.02	105,334,235.24
Including: Export sales	2		
Less: Main business cost	3	61,112,056.31	75,948,649.87
Export sales cost	4		
Main business tax and plus	5	178,795.98	190,337.33
2. Income from Main Business (minus for loss)	6	28,817,712.73	29,195,248.04
Add: Income from other operations (minus for loss)	7	550,327.31	780,189.12
Less: Operationg expenses	8	510,244.25	937,000.00
General and administrative expenses	9	10,800,064.16	8,948,695.74
Financial expenses	10	407,859.16	1,192,831.15
Including: Interest expenses (less interest income)	11		
Exchange loss (less exchange gains)	12		
OPERATING INCOME (minus for loss)	13	17,649,872.47	18,896,910.27
Add: Investment income (minus for loss)	14		
Subsidies	15		
Non-operating income	16	230,757.10	58,292.81
Less: Non-operating expenses	17	743,886.28	1,499,296.94
INCOME BEFORE TAX (minus for loss)	18	17,136,743.29	17,455,906.14
Less: Income tax	19	1,422,107.97	2,971,437.28
*Profit and loss of minor share holders	20		
Unconfirmed profit and loss (plus for profit)	21		
NET INCOME	22	15,714,635.32	14,484,468.86

Attention: Items in the table attached with * are for accountant report forms combination use

Supplement:

ITEMS	CURRENT YEAR	LAST YEAR
Income from selling,treating and investing department		
Loss caused by natural disaster		
Increasing(or decreasing) Net Income influenced by changing accountant policy		
Increasing(or decreasing) Net Income influencedby changing accountant estimate		
Loss caused by debts recomposition		
Others		

INCOME STATEMENT

DEC. 2002

JIAXING JIES HEAT AND POWER CO., LTD.

ITEMS	LINE	LAST YEAR	CURRENT YEAR
1. Main Business Revenue	1	90,108,565.02	105,334,235.24
Including: Export sales	2		
Less: Main business cost	3	61,112,056.31	75,948,649.87
Export sales cost	4		
Main business tax and plus	5	178,795.98	190,337.33
2. Income from Main Business (minus for loss)	6	28,817,712.73	29,195,248.04
Add: Income from other operations (minus for loss)	7	550,327.31	780,189.12
Less: Operationg expenses	8	510,244.25	937,000.00
General and administrative expenses	9	10,800,064.16	8,948,695.74
Financial expenses	10	407,859.16	1,192,831.15
Including: Interest expenses (less interest income)	11		
Exchange loss (less exchange gains)	12		
OPERATING INCOME (minus for loss)	13	17,649,872.47	18,896,910.27
Add: Investment income (minus for loss)	14		
Subsidies	15		
Non-operating income	16	230,757.10	58,292.81
Less: Non-operating expenses	17	743,886.28	1,499,296.94
INCOME BEFORE TAX (minus for loss)	18	17,136,743.29	17,455,906.14
Less: Income tax	19	1,422,107.97	2,971,437.28
*Profit and loss of minor share holders	20		
Unconfirmed profit and loss (plus for profit)	21		
NET INCOME	22	15,714,635.32	14,484,468.86

Attention: Items in the table attached with * are for accountant report forms combination use

Supplement:

ITEMS	CURRENT YEAR	LAST YEAR
Income from selling,treating and investing department		
Loss caused by natural disaster		
Increasing(or decreasing) Net Income influenced by changing accountant policy		
Increasing(or decreasing) Net Income influencedby changing accountant estimate		
Loss caused by debts recomposition		
Others		

CASH FLOW STATEMENT

YEAR OF 2002

会商03表

JIAXING JIES HEAT AND POWER CO., LTD. Monetary Unit: Yuan

ITEMS	LINE	AMOUNT	ITEMS	LINE	AMOUNT
Cash Flows from Operating Activities	1		Effect of Foreign Exchange Rate Changes on Cash	33	
Cash received from sales of goods or rendering of services	2	133,810,812.34	Net Increase in Cash and Cash Equivalents	34	765,712.39
Refund of Taxes	3		Supplemental Information	35	
Other cash paid relating to operating activities	4		**Reconciliation of Net Profit to Cash Flows from Operating Activities**	36	
Sub-total of cash inflows	5	133,810,812.34	Net Profit	37	14,484,468.86
Cash paid for goods and services	6	74,722,590.81	Add: Provision for bad debt or bad debt written off	38	
Cash paid to and on behalf of employees	7	10,965,340.64	Depreciaion of fixed assets	39	11,019,736.09
Taxes paid	8	12,978,774.69	Amortisation of intangible assets	40	1,095,336.00
Other cash received relating to operating activities	9	6,205,574.19	Amortisation of prepaid expenses after one year	41	
Sub total of cash outflows	10	104,872,280.33	Decrease in prepaid expenses(or deduct:increase)	42	-875,000.00
Net cash flows from operating activities	11	28,938,532.01	Decrease in accrued expenses(or deduct:decrease)	43	
Cash Flows from Investing Activities	12		Lossess on disposal of fixed assets, intangible assets and other long-term assets(or deduct:gains)	44	1,056,573.16
Cash received from return of investments	13		Loss on scrapping of fixed assets	45	-10,992.81
Cash received from distribution of investments	14		Financial expenses	46	1,246,726.23
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	15	227,736.79	Losses arising from investments(or deduct:gains)	47	
Other cash received relating to investing activities	16		Defered tax credit(or deduct:debit)	48	
Sub total of cash inflows	17	227,736.79	Decrease in inventories(or deduct:increase)	49	499,179.47
Cash paid to acquire fixed assets, intangible assets and other long-term assets	18	12,098,413.34	Increase in operating payables(or deduct:decrease)	50	-767,328.14
Cash paid to acquire investments	19		Inrease in operating payables(or deduct:decrease)	51	1,189,833.15
Other cash paid relating to investing activities	20		Others	52	
Sub-total of cash outflows	21	12,098,413.34	Net cash flows from operating activities	53	28,938,532.01
Net cash flows from investing activities	22	-11,870,676.55	**Investing and Financing Activities that do not Involve in Cash Receipts and Payment**	54	
Cash Flows from Financing Activities	23		Repayment of debts by the transfer of fixed assets	55	
Proceeds from issuing	24	52,094,000.00	Repayment of debts by the transfer of investments	56	
Proceeds from borrowings	25		Investments in the form of fixed assets	57	
Other proceeds relating to financing activities	26		Others	58	
Sub-total of cash inflows	27	52,094,000.00	**Net Increase in Cash and Cash Equivalents**	59	
Cash repayments of amounts borrowed	28	42,094,000.00	Cash at the end of the period	60	3,258,568.34
Cash payments for distribution of dividends or profits	29	15,389,898.02	Less:cash at the beginning of the period	61	2,492,855.95
Other Cash payments relating to financing activities	30	10,912,245.05	Plus:cash equivalents at the end of the period	62	
Sub-total of cash outflows	31	68,396,143.07	Less:cash equivalents at the beginning of the period	63	
Net cash flows from financing activities	32	-16,302,143.07	Net Increase in Cash and Cash Equivalents	64	765,712.39

Jiaxing JIES Heat & Power Co. Ltd.

Notes to Financial Statements

For the year ended December 31, 2002

1. Organization Introduction

Jiaxing JIES Heat and Power Co.,Ltd was established as Sino-Foreign equity Joint Venture on November 8, 1996. With the official approval letter Ref#(1999)366 from Jiaxing Foreign Trade and Economic Committee, the company changed its status to a co-operative joint venture allowing to replace the old contract and company regulations with newly signed contract and regulations on Dec. 17, 1999. Registration number of business license is JZZJZZD001107, operating period from November 8,1996 to November 7, 2011. The principal activities of the company are generation and sale of electricity and steam. The registered capital of the company is USD26238000. The capital is contributed by Jiaxing Thermal Power Plant and Singapore Interstate Corporation Pte Ltd.

Company Add.: No.3929, Erhuan North Road, Jiaxing, Zhejiang

2. Main product and serviced provided:

Main product: Electric power and steam etc.

3. Major accounting policies, accounting evaluation and methods of preparing and putting together of financial statement

1. Accounting regulation:

The company start to apply 《Accounting Regulations for Enterprises》 from 2002, before 2002 it applied 《Accounting Regulation for Enterprises with Foreign Investments》, Financial statements abovementioned has be adjusted according to 《Accounting Regulations for Enterprises》

2. Accounting period:

Apply Gregorian calendar Jan.1st to December 31st is considered as a full accounting year.

3. Standard currency for booking:

RMB yuan (Renminbi) is the standard.

4. Accounting principle and value basis:

Accounting on accrual basis using historical cost as the booking value basis.

5. Foreign currency translation:

When foreign currency transaction happens, it will be booked in RMB with foreign currency been translated into RMB at the market exchange rate(middle rate) quoted by People's Bank of China. At the end of the period carrying amount of foreign currency account will be adjusted according to middle rate in the market quoted at the end of the period. Exchange differences are put into exchange gain or loss under related financial expenses.

6. Standard for monetary assets:

According the regulation of 《Cash flow statement- Standards of Enterprise Accounting》 short term posses(normally maturing within 3 months from the date of purchase) with strong negotiability, easy convertibility to assured amount of cash, low risk investment with small value alteration will be considered as monetary assets.

7. Bad debt judgment method:

Bad debt judgment standard:

(1) When debtor went bankrupt or died, after discharging all its bankrupt property and heritage but still not be able to recover the debt..

(2) Debtor not able to clear his debt on time and there is firm evidence to prove that debtor has very slight chance to pay back or not possible to pay back at all (eg.: in insolvency, severe cash shortage etc.).

(3) Bad debt judged and calculated by back credit method. Due to special features of the product the chances of unsettlement for accounts receivable (including account receivable and other receivable) is low, after the board approval, accrual of bad debt will not be prepared.

(4) For definite unrecoverable bad debt, it will be written after the approval of the board of directors.

8. Inventory accounting principle:

Inventory will be classified into: raw material, accessories and spare parts, easily worn out articles with low value.

Inventory will be booked at actual cost at purchase, dispatching and taking of inventory will use weighted mean for accounting. Accounting for low price and easily worn out articles will be one time amortization. Inventory will be checked and verified with what is booked using method of running inventory. At the end of the period inventory, inventory will be valued according to booked value and net realization value. Provision of inventory devaluation will use method of individual item comparison.

9. Accounting method for long term investments:

Investment in bonds: use cost method for accounting, related interest will be booked under current profit and loss at accrual basis.

Investment in equities: Company will use following accounting rules to guide its the long term investments in the enterprises:

Use cost method when shareholding is less than 20% in the invested enterprises;

Use equity method when shareholdings is between 20% to 50% in the invested enterprise;

Use equity method and combined financial statements when shareholdings is above 50% in the invested enterprises.

Differential investment will be amortized within the investment period stated in the contract; when there is no time limit, the difference at debit side should be amortized within 10 years, the difference at the credit side should be amortized not less than 10 years.

When recoverable amount is lower than the differential of the long time equity investment booked, and the devaluation can not be recovered in the foreseeable future due to the invested company is in the situation when its market value decreasing and business operation getting worse, provision for long term investment can be accrued according to the differential value in between recoverable amount and long term investment value booked. Provision for long term investment will be accounted as current loss and gain.

10. Method of valuation and depreciation of fixed asset:

(1) Standard of fixed assets: ①House, construction, machinery, equipment, vehicle and other equipment, tools, apparatus related to production and operations with more than one year of usage time. ② Article not belong to major equipment for production and operation but with price exceeding RMB2,000 per unit with use life over 2 years.

(2) Classification of fixed assets: House and construction, machinery and equipment, office and electronic equipment, transportation equipment, electric apparatus.

(3) Valuation of fixed assets: valuation will be based on actual cost or appraisal.

(4) Depreciation of fixed assets: By averaging in straight-line method. Each fixed assets will first withhold 3% of its original value and then set its rate of depreciation according to the left value and its economic life cycle. Following are the depreciation rate for various fixed assets.

(5) For fixed assets with continuing market value decreasing or its recoverable value is lower than

booked value due to old fashioned technology, damages or left unused for long period of time, provision for fixed assets will be arranged based on the differential of recovering amount.

Assets Categories	Estimated Economic life	Annual Depreciation Rate	Estimated Residual Value
Housing and Construction	20	4.5%	10%
Machinery and equipments	10	9%	10%
Office and electronic equipment	5	18%	10%
Transportation Vehicle	5	18%	10%

11. Accounting method for construction under progress:

Actual related expenditures to the contraction in progress will be considered as construction cost, interest of the loan raised for the purchase of related assets before the assets is ready for use will be capitalized.

When the construction reach the status when it will be in use as expected, the actual construction cost will be transferred to the fixed assets after valuation.

When any of following situations occurred at the ending period of the construction in progress, when recoverable amount of the individual asset is lower than the booking value of the construction under progress, provision will be accrued.:

(1) Project in progress will be on hold and will not resume for construction in the next 3 years;

(2) Project under construction is far leg behind functionally or technically, and will bring a lot of uncertainty to the economics of the enterprise;

(3) Other proficient evidence to prove that the project under construction already has devaluation situation.

12. Valuation and amortization of intangible assets:

(1) Assets will be booked at it actual cost acquired.

(2) Intangible assets will be averagely amortized within the life time and accounted into loss and gain starting from the month when it is acquired.

If the usage life time exceed the period which is stated in the contract or regulated by the law, amortization of the intangible asset will following the principle as following statement:

① When it is specified by the contract but no legislation requirement, will amortize according to the beneficial period stated in the contract.;

② When it is not specified by the contract while specified by relative law, it will follow the period required by the law;

③ If both contract and law has set the time, amortization period will follow the shorter period as specified.。

④ If either contract or the law specifies the beneficial period, the amortization period shall not exceed 10 years.

⑤ If certain intangible asset is no longer bringing any future economic benefit to the enterprise, then the booked value of certain intangible asset will be carried forward current administration expenses.

（3）At the end of the period when find out that certain intangible asset has the potential to bring economic benefit, provision for intangible assets will be accrued based on the differential between the recoverable amount and booking value.

Currently the intangible assets for the company is land use right, valuation is based on the actual cost of the purchase and is amortized averagely within the beneficial period.

13. Amortization of project launching fee and fees to be apportioned in long term:

According to the 《Accounting Regulation for Enterprises》, long term fees to be apportioned should average amortized within the beneficial period (when there is no benefit any more the balance will be carried forward to current loss and gain)

14. Accounting for fees from loans

（1）Acknowledgement of fees of loans

Interests occurred from the loan specially raised for purchase of fixed assets, discount or surplus amortization and exchange difference, when it fits in the capitalization period and capitalization amount, will be capitalized and counted into the cost of the assets; Other interests of loan, discount or surplus amortization and exchange difference will be acknowledged as expenses for the period of occurrence. Auxiliary expense for the arranging special purpose loan which occurred before expected usable time of the asset purchased or constructed will be capitalized right after occurrence (if the amount is relatively small, it will be acknowledged as expenses), other auxiliary expenses will be considered as expenses for the period as they occurred.

（2）Capitalization Period for the Loan Expenses.

① Starting Capitalization: Capitalization of interests occurred from the loan specially raised for purchase of fixed assets, discount or surplus amortization and exchange difference start when it meet following three conditions at the same time, a Expenditures for assets already happened b Expense of loan already happened c Necessary activities of purchasing or construction for making related assets to reach expected usable status started.

② Suspend of capitalization: If the activities for purchasing or construction is interrupted for abnormal reason and intermit period lasted more than three month, capitalization of loan expenses will suspended and related expenses will be considered as "current expenses" until the purchase and construction of the assets restart.

③ Cease of capitalization: When purchased or constructed fixed assets reached the status for use as expected, the capitalization of loan expenses will be ceased.

(3) Capitalization amount of loan expenses

During every accounting period for capitalization, capitalization amount of the interest equals capitalization rate multiple weighed accumulative expenses for purchase and construction of the asset by the end of the period.

15. Acknowledgement of revenue:

(1) Sales of merchandise

Revenue for sales of merchandise is considered realized when the risk and recompense of merchandise proprietary transferred to the buyer, and the company no longer carry the administration right and actual controlling right, also has received revenue or received the credential of the revenue, and cost of relative merchandise can be meaured reliably.

(2) Services

① Revenue from services is considered realized when the services provided start and completed in the same year, and the company received relative fee or credential for the service provided;

② When the service started and ended in the different accounting calendar, and total revenue of the service contract, completion degree of the service is for sure, relative fund for the transaction can flow in, expenses occurred and cost necessary for completion of service can be measured reliably, revenue of the service can be acknowledged by percentage of the service completion.

(3) Abalienation of the asset use right

Abalienation of intangible assets (e.g.: trade mark, patent right, license of operation, software, copyright etc.) and other revenue earned from the use right of non monetary asset will be determined according to the time rate fee and calculation method stated in the contract or agreement. Related revenue should also to be qualified with following conditions: a Economic benefit related to the transaction should flow into the company b Revenue amount can be measured reliably.

16. Accounting method for income tax:

Tax payable method for corporation income tax

17. Profit for distribution

According to the company constitution profit will be distributed in following order:

(1) Make up the loss in previous year;

（2）Accrue 10% reserve fund;

（3）Accrue 5% expansion fund;

（4）Random reserve fund approved by share holder's meeting (board meeting)

（5）The residual of profit will be distributed according to the board resolution.

18. Alterations in accounting policies, accounting computation and combination of scopes

According to Act （2001）35 announced by Ministry of Finance and decision made by board of directors, 《Accounting Regulations of Enterprise》 will be in practice for the company accounting starting from Jan.1, 2002. Part of the accounting policies was adjusted:

No changes of other accounting policies, accounting computation and combination of scopes.

2. TAXATION

Applicable taxes and tax rates

TAX	RATE	BASIS
VAT TAX		
——Outgoing	17%	Sales and taxable services
——Incoming	17%、13%	Purchase cost
City construction tax	5%	VAT payable
Education tax	4%	VAT payable
Income tax	16.5%	Income taxable

3. Notes to the major items in the financial statements:

1. Monetary be Dec.31, 2002 was RMB3,258,568.34, including:

	Origin	End of Period EX.Rate	Standard	Origin	Beg. Of Period EX.Rate	Standard
Cash			8,552.25			3,535.21
Bank saving			3,044,594.33			2,486,407.98
Including: RMB			3,44,594.33			2,486,407.98
USD						
Other monetary			205,421.76			2,912.76
TOTAL			3,258,568.34			2,492,855.95

2. Account receivable due by Dec.31, 2002 was RMB27,765,126.31, analysis by account ages:

Account age	Amount	Ratio	End of the period Provision of bad debt Accrual Rate	Provision of bad debt Accrual Rate	Net of Account receivable
Within 1 yr	27,765,126.31	100.00%			27,765,126.31

1~2 year					
2~3 year					
3~5 year					
Above 5 yr					
TOTAL	27,765,126.31	100.00%			27,765,126.31

Account age	Beginning of the period Amount	Ratio	Provision of bad debt Accrual Rate	Provision of bad debt Accrual Rate	Net of Account receivable
Within 1yr	31,080,209.16	100.00%			31,080,209.16
1~2 year					
2~3 year					
3~5 year					
Above 5 yr					
TOTAL	31,080,209.16	100.00%			31,080,209.16

(1) Top 5 account receivable summed up to RMB25, 672, 42.40 which is 92.46% of the total account receivable.

(2) This account contains no arrearage to share holders with above 5% share at the end of the period.

(3) The major customer of the company is Jiaxing Power Bureau, there is no possibility to get bad debt, therefore no provisions for bad debt here.

3. Down payment balance number at Dec. 31, 2002 summed up to RMB8,029,224.29. Analysis according to account age :

Account age	End of the period		Beginning of the period	
	Amount	Ratio	Amount	Ratio
Within 1 year	8,029,224.29	100.00%	5,647,375.35	100.00%
1~2 year				
2~3 year				
3~5 year				
Above 5 years				
TOTAL	8,029,224.29	100.00%	5,647,375.35	100.00%

This account contains no arrearage to share holders with above 5% (including 5%)share at the end of the period.

4. Other receivable totaled RMB32,566,608.63 by Dec.31, 2002. Analysis according to account age :

Account age	End of the period				
	Amount	Ratio	Provision of bad debt	Provision of bad debt	Net account receivable
Within one year	609,473.14	1.87%			609,473.14
1~2 year	31,957,135.49	98.13%			31,957,135.49
2~3 year					
3~5 year					
above 5 year					
Total	32,566,608.63	100.00%			32,566,608.63

Account age	At the beginning of the period				
	Amount	Ratio	Provision of bad debt Accrual Rate	Provision of bad debt Accrual Rate	Net account receivable
Within one year	49,133,701.07				49,133,701.07
1~2 year	1,000.00				1,000.00
2~3 year					
3~5 year					
Above 5 year					
Total	49,134,701.07	100.00%			49,134,701.07

（1） Total amount of the top five other receivable was RMB32,238,199.72. Stands 98.99% of total other receivable.

（2） Balance in this account contain due amount of RMB31,947,135.49 for share holder with more than 5% share in the company which is depreciation for investment recovery not balanced yet for both China and foreign investors.

5. Inventory summed reached RMB6,818,930.91 by Dec.31, 2002, including:

Categories	End of the Period			Beginning of the period		
	Amount	Provision	Net	Amount	Provision	Net
Raw Material	6,818,930.91		6,818,930.91	7,318,110.38		7,318,110.38
Auxiliary Material						
Stock material						
TOTAL	6,818,930.91		6,818,930.91	7,318,110.38		7,318,110.38

Realization value of inventory equals estimated sales minus estimated finished cost and necessary sales expense sunder the condition of normal production and business operation.

6. Fees for amortization ended RMB675,000.00 by Dec.31, 2002 including:

ITEMS	Original Value	Period	Monthly Amortized	Beg.Period	Current Amortization	End of Period
Lease of equipment	675,000.00	6	112,500.00			675,000.00
合 计	675,000.00		112,500.00			675,000.00

7. Fixed assets and accumulative appreciation balanced at RMB197,940,363.68 and RMB60,871,238.37. Details are as following

Original Value of fixed assets	Balance at beg. Of the period	Increased this period	Decreased this period	Balance at the end of the period
House and construction	82844069.72	1779236.98	230788.50	84392518.20
Machinery and equipment	114802522.59	1042109.23	2296789.34	113547845.48
TOTAL	197646592.31	2821346.21	2527574.84	197940363.68
Depreciation accumulative	Balance at beg. Of the period	Increased this period	Decreased this period	Balance at the end of the period
House and construction	15486474.52	3692761.30	24741.95	19084624.17
Machinery and equipment	35612134.92	7396844.49	1222365.21	41786614.20
TOTAL	51098609.44	11089605.79	1247107.16	60871238.37
Net value of fixed assets	146547982.87			137069125.31

Note: Increased included carried in of construction under progress RMB2,821,346.21

8. Balance of construction under progress summed at RMB2009147.05 by Dec.31, 2002, including:

Project name	End of the period			Beginning of the period			Remark
	Amount	Provision	Net	Amount	Provision	Net	
Renovation of the dock				931596.59		931596.59	
Relay protect for Xushui substation	449264.45		449264.45	295000		295000	
Steam network for WY zone	9564199.27		9564199.27				嘉经贸 Invest[

2nd phase of Steam network for Food Ind. zone	493200.00	493200.00			Invest[2002]143
TOTAL	10503663.72	10503663.72	1226596.59	1226596.59	

No capitalization of loan expense for construction under progress during this period.

By Dec.31, 2002, there is no such situation like recoverable amount of construction in grogress became lower than asset's book value, therefore there is no provision of devaluation.

9. Intangible assets summed RMB9,857,984.00 by Dec.31, 2002 including:

Categories	Original cost	Amortization period	Beg.of Period	Increased	Abalienated	Amortized this period	End of the period
Land use right	16430000.00	180	10953320.00			1095336.00	9857984.00
TOTAL	16430000.00	180	10953320.00			1095336.00	9857984.00

By Dec.31, 2002, there is no such situation like recoverable amount of intangible assets became lower than asset's book value, therefore there is no provision of devaluation.

10. Long term amortization fee

Item	Original Amount	Amortization Period	Monthly amortized	Beg.of the Period	Amortized	End of the period
Waste discharging license fee	250,000.00	60	4,166.67		50000.00	200,000.00
TOTAL	250,000.00		4,166.67		50000.00	200,000.00

11. Short term loan balanced at RMB20,000,000.00 by Dec.31, 2002 including:

	End of the period			Beg. of the period		
Categories	Currency	Original currency	Standard currency	Currency	Origin currency	Standard Currency
Including: Mortgage	RMB			RMB		
Vouching	RMB		20,000,000.00	RMB		10,000,000.00
TOTAL	=		20,000,000.00	=		10,000,000.00

12. Account payable summed RMB2,568,855.85 including:

Account age	Amount	Ratio (%)
Within 1 year	2,568,855.85	100.00
1~2 year		
2~3 year		
TOTAL	2,568,855.85	100.00

Balance at the end of the period has no amount payable back for share holder with 5% more share (including 5%) in the company.

13. Tax payable balanced at RMB2,095,118.10 by Dec.31,2002 inlcuding:

Tax	TAX BASIS	RATE	Beginning the period	Payable	Paid	End of Period
Corporate income tax	Total income	16.50%	543251.50	2820646.42	2273351.63	1241337.15
VAT tax	Sales	17%、13%	296941.85	10911628.80	10370409.79	838160.86
Adjustable			1603.01	83624.72	69607.64	15620.09
TOTAL			841796.36	13815899.94	12713369.06	2095118.10

14. Other payable balanced at RMB945,935.36， including

Account age	Amount	Ratio（%）
Within 1 year	945,935.36	100.00
TOAL	945,935.36	100.00

Other payable contains no payable back to share holder with 5% more (including 5%) share in the company.

15. Paid in capital balanced RMB217,775,400.00. Details are as follow:

Investors	Beginning of period Amount	%	Increased Amount	%	Decreased Amount	%	End of the Period Amount	%
Jiaxing Thermal	108,887,700.00	50.00					108,887,700.00	50.00
Singapore Interstate Energy Pte. Ltd.	108,887,700.00	50.00					108,887,700.00	50.00
TOTAL	217,775,400.00	100.00					217,775,400.00	100.00

16. Capital surplus balanced at RMB4,452,664.50.Details are as following:

ITEMS	Beg. of Period	Increased	Decreased	End of the period
Investment in Economic zone's steam net work		2,633,354.50		2,633,354.50
Steam net work expansion fee		1,819,310.00		1,819,310.00
TOTAL		4,452,664.50		4,452,664.50

17. Surplus reserve balance RMB3,585,960.00 by Dec.31, 2002 details are as following:

ITEMS	BASIS	Beginning of the Period	Increased	Decreased	End of the period
Reserved fund	Income after	576021.20	785731.76		1361752.96

	tax				
Enterprise expansion fund	Income after tax	1438475.27	782731.77		2224207.04
TOTAL		2014496.47	1571463.53		3585960.00

18. Profit undistributed by Dec.31, 2002 balanced at RMB14,484,468.86, sources are as following:

①Financial statement of 2001 revealed undistributed profit by the end of the year	15,714,635.32
②Adjustment undistributed profit at the beginning of 2002	
③ Undistributed profit after adjustment at the beginning of year 2002	15,714,635.32
④Plus：Net profit in 2002	14,484,468.86
⑤ Surplus reserve carried forward in	
⑥Less：Legal earned surplus reserve	785,731.76
⑦ Legal welfare fund	785,731.77
⑧ Random surplus reserve	
⑨ Bonus and Welfare fund for foreign investor's subsidiary company	
⑩Less：Dividend for ordinary stock for 2001	14,143,171.79
⑪Undistributed profit by Dec.31, 2002.	14,484,468.86

19. Main business revenue and cost occurred in 2002 are RMB105,334,235.24 and RMB75,948,649.87.

ITEMS	YEAR OF 2002		YEAR OF 2001	
	REVENUE	COST	REVENUE	COST
Electric sales revenue	78,283,798.56	53,842,542.62	71,992,814.94	45,058,706.25
Steam sales revenue	27,050,436.68	22,106,107.25	18,115,750.08	16,053,350.06
TOTAL	105,334,235.24	75,948,649.87	90,108,565.02	61,112,056.31

20. Gain from other business operation occurred RMB780,189.12, including other business revenue RMB7,366,381.37, other business expense RMB6,586,192.25. Mainly sales revenue from selling bottom ashes. Not sales item higher than 10% (including 10%) of the total income during reported period.

21. Non operational expenses occurred in 2002 was RMB1,499,296.94

ITEMS	TOTAL
Liquidation expenses	1,056,573.16
Selective service	77,973.08

Compensation to employee for revocation of labor contract	200,440.00
Compensate fee	97,000.00
Driver's penalty fee	648.00
Unemployment fund for disabilities	42,427.00
Other penalty fee	2,735.70
Donation fee	21,500.00
Total	1,499,296.94

22. Income tax in 2002 was RMB2,971,437.28

4. Other important issue

1、 No income and expense of foreign currencies in 2002;

2、 Entertainment expense in 2002 exceed the budget RMB62,543.19, tax adjustment was done accordingly.

3、 Other taxes paid mainly includes: Property tax RMB129,230.09, selective service fee RMB77,973.08.

Company: ____________________ Authorized person: ____________________

Date: ____________________ Date: ____________________

PARECER DOS AUDITORES INDEPENDENTES

Aos
Acionistas e Administradores da
Cat-Leo Energia S.A.
Cataguazes - MG

1. Examinamos o balanço patrimonial da CAT-LEO ENERGIA S.A. e controlada em conjunto, levantado em 31 de dezembro de 2002, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido (controladora) e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nosso exame foi conduzido de acordo com as normas brasileiras de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e o sistema contábil e de controles internos das Sociedades; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração das Sociedades, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Cat-Leo Energia S.A. e controlada em conjunto, em 31 de dezembro de 2002, o resultado de suas operações, as mutações de seu patrimônio líquido (controladora) e as origens e aplicações de seus recursos correspondentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

4. Conforme detalhado na nota explicativa n°. 5 às demonstrações financeiras, em 31 de dezembro de 2002, a Sociedade tem registrado, no ativo circulante consolidado e no realizável a longo prazo consolidado, contas a receber no montante total de R$1.429 mil e, no passivo circulante consolidado, valores a pagar no montante de R$1.450 mil, ambos relativos às transações de venda e compra de energia realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, com base em cálculos divulgados pelo MAE, juntamente com estimativas internas preparadas pela Administração. Esses valores podem estar sujeitos a modificação dependendo de decisão de processos judiciais em andamento movidos por empresas do setor, relativos a interpretação das regras do mercado em vigor.

5. Conforme descrito na nota n°. 1, a Sociedade já tem contratados recursos da ordem de R$27.000 mil que, juntamente com o apoio financeiro de seu acionista controlador, garantirão a conclusão dos investimentos em geração de energia elétrica que estão em

andamento. Adicionalmente, a controlada em conjunto Usina Termelétrica de Juiz de Fora S.A. concluiu a contratação, a partir de 2003, de quase a totalidade de sua capacidade instalada de geração de energia elétrica a uma tarifa que, segundo estudos e projeções realizados pela Administração, permitirá a geração de lucros.

6. As demonstrações financeiras referentes ao exercício findo em 31 de dezembro de 2001, apresentadas para fins de comparação, foram examinadas por outros auditores independentes que emitiram parecer de auditoria em 27 de março de 2002, sem ressalvas e incluindo parágrafos de ênfases mencionando que, as demonstrações financeiras referentes ao exercício findo em 31 de dezembro de 2000 não haviam sido examinadas por auditores independentes, e que os valores a receber relativos a energia comercializada no âmbito do MAE foram registrados com base em extratos fornecidos pelo ASMAE em 13 de março de 2002 e estavam sujeitos a ajustes decorrentes de novas determinações das autoridades reguladoras.

Rio de Janeiro, 24 de março de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/S-MG

Marcelo Cavalcanti Almeida
Contador
CRC – RJ 36.206 – 3/S-MG

CAT-LEO ENERGIA S.A.

CNPJ (MF) Nº 02.260.955/0001-03

Balanços patrimoniais em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
Ativo	**2002**	**2001**	**2002**	**2001**
Circulante				
Disponibilidades	69	24	90	708
Aplicações no mercado aberto	11,166	-	21,373	-
Contas a receber - concessionárias	941	-	7,350	4,340
Impostos a recuperar	1,750	187	3,678	3,538
Despesas antecipadas e outros	59	276	66	233
	13,985	487	32,557	8,819
Realizável a longo prazo				
Créditos com partes relacionadas	6,170	56,583	-	11,059
Impostos a recuperar	4,267	1,590	5,547	2,346
Créditos tributários	-	-	9,622	-
Bens destinados a alienação	-	-	-	3,076
Crédito a receber - gás combustível	-	-	4,465	-
Outros	-	-	897	-
	10,437	58,173	20,531	16,481
Permanente				
Investimento	-	12,889	-	-
Imobilizado	142,905	58,065	196,385	107,894
Diferido	-	-	405	275
	142,905	70,954	196,790	108,169
Total do Ativo	**167,327**	**129,614**	**249,878**	**133,469**

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.
CNPJ (MF) Nº 02.260.955/0001-03
Balanços patrimoniais em 31 de dezembro de 2002 e 2001
(Em milhares de reais)

Passivo	CONTROLADORA		CONSOLIDADO	
	2002	**2001**	**2002**	**2001**
Circulante				
Fornecedores	13,180	1,442	20,347	3,789
Empréstimos e financiamentos	1,406	58	3,201	58
Tributos e contribuições sociais	1,482	532	1,769	1,677
Juros sobre o capital próprio	-	495	-	495
Outras	458	230	651	250
	16,526	2,757	25,968	6,269
Exigível a longo prazo				
Fornecedores	-	-	11,779	-
Empréstimos e financiamentos	103,331	36	170,082	36
Impostos a recolher	125	-	1,309	1,263
Provisão para passivo a descoberto de investida	5,430	-	-	-
Outras contas a pagar	1,550	-	1,562	-
	110,436	36	184,732	1,299
Patrimônio líquido e recursos destinados a futuro aumento de capital				
Capital social	13,151	13,151	13,151	13,151
Reservas de lucros	-	1,543	-	623
Prejuízos acumulados	(15,184)	-	(16,371)	-
	(2,033)	14,694	(3,220)	13,774
Recursos destinados a aumento capital	42,398	112,127	42,398	112,127
	40,365	126,821	39,178	125,901
Total do Passivo	**167,327**	**129,614**	**249,878**	**133,469**

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.
CNPJ (MF) Nº 02.260.955/0001-03

Demonstrações do resultado
para os exercícios findos em 31 de dezembro de 2002 e 2001
(Em milhares de reais, exceto valores por ação)

	CONTROLADORA		CONSOLIDADO	
	2002	**2001**	**2002**	**2001**
Receita operacional bruta				
Fornecimento de energia elétrica	7,509	2,550	30,052	6,891
Serviços prestados	772	2,399	1,281	-
	8,281	4,949	31,333	6,891
Deduções à receita operacional				
Impostos incidentes sobre vendas (Pis, Cofins e ISS)	352	298	1,176	249
Receita operacional líquida	**7,929**	**4,651**	**30,157**	**6,642**
Despesa operacional				
Pessoal	1,017	439	1,687	354
Material	27	220	131	130
Serviços de terceiros	351	607	1,485	114
Energia elétrica comprada para revenda	1,122	-	3,504	-
Matéria prima adquirida (combustível)	-	-	13,869	1,395
Transporte de potência elétrica	277	217	1,290	381
Depreciação e amortização	623	318	3,381	540
Outras despesas	58	113	607	95
	3,475	1,914	25,954	3,009
Resultado do serviço	**4,454**	**2,737**	**4,203**	**3,633**
Receita (despesa) financeira				
Receita de aplicações financeiras	726	-	1,617	-
Encargos de dívidas	(4,927)	-	(30,327)	-
Transferência para imobilizado em curso	2,924	-	2,924	-
Juros sobre o capital próprio	-	(582)	-	(582)
Despesas financeiras líquidas	(1,492)	(169)	(4,234)	(57)
	(2,769)	(751)	(30,020)	(639)
Resultado de equivalência patrimonial	(18,319)	182	-	-
Lucro (prejuízo) operacional	**(16,634)**	**2,168**	**(25,817)**	**2,994**
Resultado não operacional	699	76	(7)	(1,501)
Lucro (prejuízo) antes da contribuição social, imposto de renda, participações e reversão dos juros sobre o capital próprio	**(15,935)**	**2,244**	**(25,824)**	**1,493**
Imposto de renda e contribuição social	(792)	(644)	8,830	(813)
Lucro (prejuízo) antes das participações e da reversão dos juros sobre o capital próprio	**(16,727)**	**1,600**	**(16,994)**	**680**
Participações dos administradores e empregados	-	(100)	-	(100)
Reversão dos juros sobre o capital próprio	-	582	-	582
Lucro (prejuízo) líquido do exercício	**(16,727)**	**2,082**	**(16,994)**	**1,162**
Lucro (prejuízo) líquido por ação - R$	(1.272)	0.158		

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.
CNPJ (MF) Nº 02.260.955/0001-03

Demonstrações do resultado
para os exercícios findos em 31 de dezembro de 2002 e 2001
(Em milhares de reais, exceto valores por ação)

	CONTROLADORA		CONSOLIDADO	
	2002	**2001**	**2002**	**2001**
Receita operacional bruta				
Fornecimento de energia elétrica	7,509	2,550	30,052	6,891
Serviços prestados	772	2,399	1,281	-
	8,281	4,949	31,333	6,891
Deduções à receita operacional				
Impostos incidentes sobre vendas (Pis, Cofins e ISS)	352	298	1,176	249
Receita operacional líquida	**7,929**	**4,651**	**30,157**	**6,642**
Despesa operacional				
Pessoal	1,017	439	1,687	354
Material	27	220	131	130
Serviços de terceiros	351	607	1,485	114
Energia elétrica comprada para revenda	1,122	-	3,504	-
Matéria prima adquirida (combustível)	-	-	13,869	1,395
Transporte de potência elétrica	277	217	1,290	381
Depreciação e amortização	623	318	3,381	540
Outras despesas	58	113	607	95
	3,475	1,914	25,954	3,009
Resultado do serviço	**4,454**	**2,737**	**4,203**	**3,633**
Receita (despesa) financeira				
Receita de aplicações financeiras	726	-	1,617	-
Encargos de dívidas	(4,927)	-	(30,327)	-
Transferência para imobilizado em curso	2,924	-	2,924	-
Juros sobre o capital próprio	-	(582)	-	(582)
Despesas financeiras líquidas	(1,492)	(169)	(4,234)	(57)
	(2,769)	(751)	(30,020)	(639)
Resultado de equivalência patrimonial	(18,319)	182	-	-
Lucro (prejuízo) operacional	**(16,634)**	**2,168**	**(25,817)**	**2,994**
Resultado não operacional	699	76	(7)	(1,501)
Lucro (prejuízo) antes da contribuição social, imposto de renda, participações e reversão dos juros sobre o capital próprio	**(15,935)**	**2,244**	**(25,824)**	**1,493**
Imposto de renda e contribuição social	(792)	(644)	8,830	(813)
Lucro (prejuízo) antes das participações e da reversão dos juros sobre o capital próprio	**(16,727)**	**1,600**	**(16,994)**	**680**
Participações dos administradores e empregados	-	(100)	-	(100)
Reversão dos juros sobre o capital próprio	-	582	-	582
Lucro (prejuízo) líquido do exercício	**(16,727)**	**2,082**	**(16,994)**	**1,162**
Lucro (prejuízo) líquido por ação - R$	(1.272)	0.158		

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.

CNPJ (MF) Nº 02.260.955/0001-03

Demonstrações das mutações do patrimônio líquido para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

		Reservas de lucros			
	Capital social	Estatutária	Legal	Lucros (prejuízos) acumulados	Total
Saldos em 31 de dezembro de 2000	13,151	40	3	-	13,194
Lucro líquido do exercício	-	-	-	2,082	2,082
Proposta de destinação do lucro líquido do exercício:					
Reserva legal	-	-	104	(104)	-
Juros sobre o capital próprio atribuídos aos dividendos	-	-	-	(495)	(495)
Imposto de renda retido na fonte incidente sobre os juros sobre o capital próprio	-	-	-	(87)	(87)
Reserva estatutária	-	1,396	-	(1,396)	-
Saldos em 31 de dezembro de 2001	13,151	1,436	107	-	14,694
Prejuízo do exercício				(16,727)	(16,727)
Absorção de prejuízos	-	(1,436)	(107)	1,543	-
Saldos em 31 de dezembro de 2002	**13,151**	**-**	**-**	**(15,184)**	**(2,033)**

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.

CNPJ (MF) Nº 02.260.955/0001-03

Demonstrações das origens e aplicações de recursos
para os exercícios findos em 31 de dezembro de 2002 e 2001
(Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2002	2001	2002	2001
Origens de recursos				
Das Operações				
Lucro (prejuízo) líquido do exercício	(16,727)	2,082	(16,994)	1,162
Despesas (receitas) que não afetam o capital circulante:				
Depreciação e amortização	623	318	3,381	540
Valor residual de ativos baixados	-	-	247	-
Juros e variações monetárias itens de longo prazo	2,495	-	21,529	-
Imposto de renda e contribuição social diferidos	-	-	(9,622)	-
Equivalência patrimonial	18,319	(182)	-	-
Total oriundos das (aplicado nas) operações	4,710	2,218	(1,459)	1,702
Dos Acionistas				
Adiantamento para futuro aumento de capital	-	95,886	-	95,886
De Terceiros				
Financiamentos captados	102,022	36	149,672	36
Aumento do exigível a longo prazo	1,625	-	13,404	1,263
Redução do realizável a longo prazo	47,736	-	5,572	-
	151,383	36	168,648	1,299
Total da origens de recursos	**156,093**	**98,140**	**167,189**	**98,887**
Aplicações de recursos				
Créditos com partes relacionadas	-	56,583	-	11,059
No investimento	-	12,706	-	-
No imobilizado	85,463	28,443	92,085	78,473
No diferido	-	-	164	296
Restituição de adiantamentos de acionistas	69,729	-	69,729	-
No realizável a longo prazo	-	1,590	-	2,346
Transferencia do exigivel a longo prazo para o circulante	1,172	-	1,172	-
Bens destinados a alienação	-	-	-	3,076
Juros sobre o capital próprio e dividendos	-	582	-	582
Total das aplicações de recursos	156,364	99,904	163,150	95,832
Aumento (redução) do capital circulante líquido	**(271)**	**(1,764)**	**4,039**	**3,055**
Demonstração da variação do capital circulante líquido				
Ativo circulante:				
No início do exercício	487	577	8,819	578
No fim do exercício	13,985	487	32,557	8,819
	13,498	(90)	23,738	8,241
Passivo circulante:				
No início do exercício	2,757	1,083	6,269	1,083
No fim do exercício	16,526	2,757	25,968	6,269
	13,769	1,674	19,699	5,186
Aumento (redução) do capital circulante líquido	**(271)**	**(1,764)**	**4,039**	**3,055**

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S/A
CNPJ (MF) Nº 02.260.955/0001-03
Demonstrações das origens e aplicações de recursos
Exercícios findos em 31 de dezembro
(Em milhares de reais)

	2002				CONSOLIDADO
	CAT-LEO	UTE-JF	(-) 50% UTE JF	AJUSTE	2002
Origens de recursos					
Das Operações					
Lucro líquido do exercício	(16,727)	(36,637)	18,319	18,051	(16,994)
Despesas (receitas) que não afetam o capital circulante:					
Depreciação e amortização	623	5,298	(2,649)	(92)	3,180
Valor residual de ativos baixados	0	525	(263)		262
Juros e variações monetárias itens de longo prazo	2,495	38,332	(19,166)	(132)	21,529
Imposto de renda e contribuição social diferidos		(18,873)	9,437		(9,436)
Equivalência patrimonial	18,319	0	0	(18,319)	0
	4,710	(11,355)	5,678	(492)	(1,459)
Dos Acionistas					
Aumento de capital por subscrição	0	0	0		0
Adiantamento (devolução) para futuro aumento de capital	-	11,057	(5,529)	(5,528)	0
	0	11,057	(5,529)	(5,528)	0
De Terceiros					
Financiamentos captados	102,022	95,301	(47,651)		149,672
Aumento do exigível a longo prazo	1,625	23,559	(11,780)		13,404
Redução do realizável a longo prazo	47,736	0	0	(41,588)	6,148
	151,383	118,860	(59,431)	(41,588)	169,224
	156,093	**118,562**	**(59,282)**	**(47,608)**	**167,765**
Aplicações de recursos					
Créditos com partes relacionadas	0				
No investimento	0		0		0
No imobilizado	85,463	13,965	(6,983)	(360)	92,085
No diferido	0	331	(166)	(1)	164
No realizável a longo prazo	-	3,827	(1,914)	(1,913)	0
Transf. do exigível a longo prazo para o passivo circulante	1,172	90,669	(45,335)	(45,334)	1,172
Bens destinados a alienação	0	0	0		0
Juros sobre o capital próprio e dividendos	0		0		0
	86,635	108,792	(54,398)	(47,608)	93,421
Aumento (redução) do capital circulante líquido	**(271)**	**9,770**	**(4,884)**	**0**	**74,344**
Demonstração da variação do capital circulante líquido					
Ativo circulante:					
No início do exercício	487	16,752	(8,376)	(44)	8,819
No fim do exercício	13,985	38,295	(19,148)	1	33,133
	13,498	21,543	(10,772)	45	24,314
Passivo circulante:					
No início do exercício	2,757	7,110	(3,555)	(43)	6,269
No fim do exercício	16,526	18,883	(9,442)	1	25,968
	13,769	11,773	(5,887)	44	19,699
Redução do capital circulante líquido	(271)	9,770	(4,885)	1	4,615

As notas explicativas são parte integrante das demonstrações financeiras

CAT-LEO ENERGIA S.A.

CNPJ (MF) N.° 02.260.955/0001-03

Notas explicativas às demonstrações financeiras para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

1 Contexto operacional

A Cat-Leo Energia S.A. ("Cat-leo" ou "Sociedade"), é uma produtora independente de energia elétrica, através de pequenas centrais hidrelétricas (PCH's), localizadas nos municípios de Santos Dumont e Manhuaçu, ambos no Estado de Minas Gerais, sendo sua capacidade instalada de 16 MW.

Em 31 de dezembro de 2002, a Cat-Leo apresenta o capital circulante líquido negativo no montante de R$2.541 (R$2.270 em 2001). Esse desequilíbrio deve-se ao volume significativo de recursos que a Sociedade vem aplicando nas plantas PCH's em construção. Para fazer face a continuidade dos investimentos já iniciados, a Sociedade conta com a liberação de recursos de financiamentos já contratados da ordem de R$27.000, bem como o apoio financeiro de seu acionista controlador.

A Cat-Leo, detém de forma compartilhada o controle acionário da Usina Termelétrica de Juiz de Fora S.A. ("UTE-JF" ou "controlada em conjunto"), produtora independente de energia termelétrica, através da combustão de gás natural, localizada no município de Juiz de Fora, no Estado de Minas Gerais. A UTE-JF iniciou suas atividades comerciais ao final de novembro de 2001, sendo sua capacidade instalada de 84 MW.

Devido aos preços da energia elétrica comercializada no âmbito do Mercado Atacadista de Energia Elétrica – MAE terem permanecido em um patamar muito baixo ao longo do exercício de 2002, a UTE-JF optou por gerar e despachar energia elétrica apenas nos meses de janeiro e fevereiro, paralisando suas operações durante o restante do exercício. Para fazer face aos compromissos relativos ao contrato bilateral de fornecimento de energia, a controlada em conjunto adquiriu no MAE a energia que deixou de ser gerada. A partir do exercício de 2003, a UTE-JF já tem contratada com parte relacionada quase a totalidade de sua capacidade de geração de energia elétrica a uma tarifa que permitirá a cobertura dos custos de geração de energia e proporcionará a lucratividade para realização dos ativos existentes.

A Administração da UTE-JF, baseada nas estimativas sobre os preços da energia praticados no MAE e projeções internas de resultado, espera que a controlada em conjunto reinicie a produção de energia a partir de 2004. Consequentemente, a UTE-JF deverá continuar adquirindo a energia elétrica no âmbito do MAE, em 2003, para atender os compromissos relativos ao contrato bilateral.

2 Apresentação das demonstrações financeiras

As demonstrações financeiras foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira e normas estabelecidas pela Agência Nacional de Energia Elétrica – ANEEL, preponderantemente o "Manual de Contabilidade de Serviço Público de Energia Elétrica", de aplicação compulsória a partir de 1º de janeiro de 2002.

3 Sumário das principais práticas contábeis

a) As aplicações no mercado aberto estão representadas por aplicações em fundos de curto prazo e certificados de depósitos bancários que estão registrados pelos valores atualizados na data do balanço;

b) Contas a receber - concessionárias engloba a energia elétrica faturada através de contrato bilateral e a energia elétrica comercializada no âmbito do Mercado Atacadista de Energia – MAE;

c) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada a 9%. No consolidado, os créditos tributários de imposto de renda e contribuição social diferidos em 31 de dezembro de 2002 foram constituídos sobre os prejuízos fiscais e base negativa existentes no encerramento do exercício e levam em consideração as regras de realização definidas pela instrução CVM nº 371/02;

d) O investimento em sociedade controlada em conjunto é avaliado pelo método de equivalência patrimonial;

e) O imobilizado está demonstrado pelo custo de aquisição e/ou valor de construção dos bens, deduzidos das depreciações calculadas pelo método linear, com base nos prazos de vida útil estimada dos bens;

f) Os juros e demais encargos e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, foram capitalizados e estão registrados neste subgrupo como custo;

g) O diferido no consolidado, refere-se às despesas pré-operacionais e aquisição de softwares, que estão sendo amortizados pelo prazo de 10 e 5 anos, respectivamente;

h) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

i) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

j) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço;

k) A preparação de demonstrações financeiras de acordo com as práticas contábeis adotadas no Brasil requer que a Administração da Sociedade se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações financeiras. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas.

(Em milhares de reais)

4 Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas de acordo com os critérios técnicos de consolidação previstos na Instrução CVM n.° 247/96 e, incluem as demonstrações financeiras da controlada em conjunto, UTE-JF. Por se tratar de um investimento compartilhado (cada sócio detém 50% do capital), a consolidação abrange 50% dos saldos das contas patrimoniais e de resultado dessa investida. As informações contidas nas notas explicativas referenciadas ao balanço consolidado, também refletem o mesmo percentual de participação.

A reconciliação entre o resultado do exercício e o patrimônio líquido da controladora e consolidado:

	2002		2001	
	Resultado do exercício	Patrimônio líquido	Resultado do exercício	Patrimônio líquido
Controladora	(16.727)	(2.033)	2.082	14.694
Lucros não realizados referentes a prestação de serviços, líquido de efeitos tributários	(267)	(1.187)	(920)	(920)
Consolidado	(16.994)	(3.220)	1.162	13.774

5 Contas a receber - concessionárias

	Controladora	Consolidado	
Descrição	**2002**	**2002**	**2001**
Contrato bilateral	941	6.496	411
Créditos com Mercado Atacadista de Energia - MAE	-	197	3.929
Encargos de Serviço Sistema a receber	-	1.232	-
	941	7.925	4.340
Curto prazo	941	7.350	4.340
Longo prazo (*)	-	575	-

(*) Relativo à parte de Encargos de Serviço de Sistema, que estão sendo registrados como longo prazo, na rubrica "Outros", já que dependem de aprovação final do Operador Nacional do Sistema – ONS sobre a forma de liquidação.

(Em milhares de reais)

	Controladora		Consolidado	
	2002	2001	2002	2001
Imposto sobre Circulação de Mercadorias e Serviços – ICMS	5.855	1.590	8.548	5.697
Imposto de Renda Retido na Fonte	17	-	163	-
Imposto de renda e contribuição social	-	-	369	-
Programa de Integração Social – PIS	3	2	3	2
Contribuição para a Seguridade Social – Cofins	-	7	-	7
Contribuições Previdenciárias	142	178	142	178
	6.017	1.777	9.225	5.884
. Parcela de curto prazo	1.750	187	3.678	3.538
. Parcela de longo prazo	4.267	1.590	5.547	2.346

Os créditos de ICMS são relativos às aquisições de ativo imobilizado (Cat-leo/UTE-JF) e gás combustível (UTE-JF). O Regulamento do ICMS/MG permite a transferência desses créditos para as concessionárias de energia elétrica situadas no território mineiro, na medida que os mesmos se tornem disponíveis.

7 Imposto de renda e contribuição social

A receita e a despesa de imposto de renda e contribuição social, apropriada no resultado do exercício, foi apurada conforme demonstrado a seguir:

	Controladora		Consolidado	
	2002	2001	2002	2001
Lucro (prejuízo) antes do imposto de renda e da contribuição social	(15.935)	2.244	(25.824)	1.493
Receita (despesa) de imposto de renda e da contribuição social calculados à alíquota efetiva	5.418	(763)	8.780	(508)
Ajustes:				
Resultado de equivalência patrimonial	(6.228)	62	-	-
Outros	18	57	50	(305)
Receita (despesa) de imposto de renda e contribuição social diferidos	(792)	(644)	8.830	(813)

Do saldo de crédito tributário de R$9.622 no consolidado, R$9.436 corresponde a UTE-JF que foi reconhecido ao longo do exercício, oriundo dos prejuízos incorridos em 2002. Os prejuízos dessa controlada em conjunto devem-se substancialmente ao fato de que cerca de 50% da capacidade

(Em milhares de reais)

instalada da UTE-JF não ter sido contratada. Conforme mencionado na nota 1, a partir do exercício de 2003 a UTE-JF já tem contratada quase a totalidade de sua produção, o que, segundo estudos e projeções da Administração da controlada em conjunto, juntamente com a entrada em operação do processo do ciclo de geração de energia combinado, no final de 2004, viabilizará o início da realização dos créditos fiscais constituídos.

A Administração, baseada nas projeções de resultados, que considera os aspectos acima mencionados, estima realizar os créditos tributários constituídos em 2002, como segue:

Período	Realização dos créditos fiscais
2005	2.277
2006	2.831
2007	2.508
2008	2.006
Total	9.622

8 Crédito a receber – gás combustível - consolidado

Conforme detalhado na nota 13, o contrato de compra de gás combustível firmado pela UTE-JF com a Companhia de Gás de Minas Gerais – Gasmig, estabelece que o volume de 70% do montante contratado, consumido ou não, devem ser liquidados "take-or-pay", ficando a UTE-JF com o direito de retirada desse gás durante o período de até 7 anos.

No exercício de 2002 foi adiantado o montante de R$4.465 (correspondente a participação da Sociedade), referente a gás combustível. Com base em projeções, a UTE-JF estima consumir o volume do gás adiantado dentro do referido período prescricional do crédito.

9 Bens destinados a alienação - consolidado

Durante o exercício de 2001, a UTE-JF adquiriu um gerador de energia elétrica pelo montante de R$3.076 (correspondente a participação da Sociedade). Posteriormente, a Administração reavaliou a estrutura de geração de energia e decidiu não mais utilizar o referido equipamento. Como conseqüência, em 31 de dezembro de 2001, a UTE-JF transferiu o bem do ativo imobilizado para o realizável a longo prazo para fins de alienação.

No exercício de 2002, a UTE-JF alienou o referido gerador de energia elétrica, tendo incorrido nessa operação em um prejuízo de R$706 (correspondente a participação da Sociedade), contabilizada na rubrica "resultado não operacional".

10 Investimentos - controladora

(Em milhares de reais)

Participação na controlada em conjunto Usina Termelétrica de Juiz de Fora S.A.

	2002	2001
Capital social	25.500	25.500
Quantidade de ações possuídas (mil)	12.750	12.750
Participação (%)	50%	50%
Lucro (prejuízo) do exercício	(36.637)	365
Patrimônio líquido	(10.859)	25.778
Resultado de equivalência patrimonial	(18.319)	182
Provisão sobre passivo a descoberto – Exigível a longo prazo	5.430	-
Investimento	-	12.889

Movimentação do investimento/provisão para passivo a descoberto

	2002	2001
Saldos em 31 de dezembro	12.889	1
Adição do exercício	-	12.706
Equivalência patrimonial	(18.319)	182
Saldos em 31 de dezembro	(5.430)	12.889

As ações da UTE-JF de propriedade da Sociedade estão dadas em garantia de empréstimos obtidos por essa controlada em conjunto (vide nota nº 15).

11 Transações com partes relacionadas

	Controladora			Consolidado	
	2002		2001	2002	2001
	Usina Termelétrica de Juiz de Fora	Companhia Força e Luz Cataguazes-Leopoldina	Total	Companhia Força e Luz Cataguazes-Leopoldina	Total
Saldos - ativo (passivo):					
.Contas a receber (nota nº 5)	-	941	-	6.496	411
.Adiantamento para futuro aumento de capital	5.528	(42.398)	(112.127)	(42.398)	(112.127)
.Adiantamentos - outros	642	-	56.583	-	11.059
Transações – receita (despesa):					
.Energia elétrica vendida	-	7.509	2.550	24.610	2.961
.Custo de uso e conexão do sistema elétrico	-	(277)	(198)	(954)	(381)

(Em milhares de reais)

.Aquisição de software	-	-	-	(98)	-
.Serviços administrativos	722	(48)	(222)	(116)	(222)
.Serviços de engenharia- custo do imobilizado de UTE-JF	603	-	2.399	-	-

Os serviços contratados junto às partes relacionadas foram realizados em condições usualmente praticadas no mercado.

Os adiantamentos a controladores/controlada em conjunto são remunerados a juros compatíveis de mercado. Aqueles destinados a futuro aumento de capital, não são remunerados.

12 Imobilizado

	Taxa anual de depreciação (%)	Controladora		Consolidado	
		2002	**2001**	**2002**	**2001**
Em serviço:					
Produção:					
Geração hidráulica	2,5 a 10	21.907	19.599	21.907	19.599
Geração térmica	5,0 a 10	-	-	54.692	48.782
Sistema de transmissão de conexão	2,5 a 10	1.964	1.768	3.278	2.787
Administração		190	-	218	-
		24.061	**21.367**	**80.095**	**71.168**
Depreciação acumulada:					
Produção:					
Geração hidráulica		(1.016)	(449)	(1.016)	(449)
Geração térmica		-	-	(2.894)	(199)
Sistema de transmissão de conexão		(71)	(17)	(101)	(19)
Administração		(2)	-	(3)	-
		(1.089)	**(466)**	**(4.014)**	**(667)**
Em curso:					
Produção:					
Geração hidráulica		114.435	35.425	114.435	35.425
Geração térmica		-	-	371	222
Sistema de transmissão de conexão		5.400	1,639	5.400	1.646
Administração		98	100	98	100
		119.933	**37.164**	**120.304**	**37.393**
		142.905	**58.065**	**196.385**	**107.894**

(Em milhares de reais)

13 Fornecedores

	Controladora		Consolidado	
	2002	2001	2002	2001
Fornecimento de gás combustível	-	-	17.350	1.450
Mercado Atacadista de Energia – MAE	-	-	1.450	-
Fornecedores de imobilizado e outros	13.180	1.442	13.326	2.339
Total	13.180	1.442	32.126	3.789
Parcela de curto prazo	13.180	1.442	20.347	3.789
Parcela de longo prazo	-	-	11.779	-

O contrato firmado entre a UTE-JF e o fornecedor de gás combustível prevê o consumo médio mensal de 15.460 mil m3, com cláusula "take or pay", isto é, 70% do gás contratado ("commodity"), o uso do gasoduto correspondente ao transporte e a margem de comercialização do distribuidor devem ser pagos ao fornecedor independente do consumo ter se realizado. Nesse caso, a parcela referente à quantidade de gás não consumida se reverterá em um crédito a ser consumido no período de até 7 anos. Já as parcelas não consumidas referentes ao transporte e a margem do distribuidor serão pagas, independentemente do consumo, não dando qualquer direito à compensação futura.

Durante o exercício de 2002, a UTE-JF não quitou os valores relativos aos compromissos firmados no contrato de fornecimento de gás combustível. No encerramento desse exercício, o montante devido de R$15.192, acrescido das multas e juros contratuais de R$2.158, totalizando R$17.350 (correspondente a participação da Sociedade) estava em processo adiantado de negociação junto ao fornecedor Companhia de Gás de Minas Gerais – Gasmig, para pagamento em 48 parcelas a partir de 2003, com encargos financeiros de IGP-M e juros de 12% a.a. Os valores devidos a Gasmig foram classificados entre curto e longo prazo já levando em consideração o sucesso dessa negociação de parcelamento.

Em 31 de dezembro de 2002, o passivo com o fornecedor de gás combustível foi registrado da seguinte forma:

Descrição	Valor
Gás combustível – ativo realizável a longo prazo (Nota 8)	4.465
Impostos a recuperar – ativo circulante	1.172
Transporte e margem do distribuidor – despesa operacional	9.555
Multas e juros incorridos – despesa financeira	2.158
	17.350

(Em milhares de reais)

para comercialização 270,0 Gwh (50,0 Gwh em 2001), correspondendo a uma receita de venda de energia no montante de R$7.509 (R$2.550 em 2001) na controladora e R$30.052 (R$6.891 em 2001) no consolidado.

18 Remuneração dos administradores

A rubrica "Despesa de pessoal", inclui o montante de R$195 (R$74 em 2001) na controladora e consolidado , referente a remuneração dos administradores.

19 Cobertura de seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

20 Instrumentos financeiros

Os valores contábeis dos instrumentos financeiros ativos e passivos encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado. A Sociedade e sua controlada em conjunto não operam com derivativos ou quaisquer outros ativos de risco.

2002

Infratil Limited

Final dividend paid	**28 June 2002**
Annual Meeting	**5 August 2002**
Infratil Update publication	**September 2002**
Half year end	**30 September 2002**
Release of Interim Report	**November 2002**
Infratil Update publication	**March 2003**
Financial year end	**31 March 2003**

www.infratil.com

Infratil's website is updated regularly with New Zealand Stock Exchange releases and other information that may be of interest to our shareholders and bondholders. The site is also linked to the websites of the companies Infratil is invested in.

Included in this Annual Report is an explanatory pamphlet on how to use the Infratil website and what information is available from that source.

Summary of Performance

An original subscriber to the Infratil float in March 1994 would have received a return of 21.9% per annum in the following eight years. This return assumes that all dividends are reinvested and no further capital was subscribed for. This compares with a 5.5% per annum gross return on the NZSE40 Gross Index over the same period (which also includes imputation credits in the return). Over that period, Infratil's investments returned 28.5% per annum and net tangible assets grew at a rate of 17.1% per annum.

Infratil's Sharemarket Performance



600
500
400
300
200
100
0
Index
Mar 94
Mar 95
Mar 96
Mar 97
Mar 98
Mar 99
Mar 00
Mar 01
Mar 02
Infratil Accumulation Index
NZSE Gross Index
MSCI World Utilities Index

The graph shows Infratil's returns on the basis that all gross dividends were reinvested in Infratil shares. The NZSE Gross index assumes that all gross dividends are reinvested. The MSCI World Utilities Index is a global gross index of listed utility companies.

Infratil's Investment Performance, Net Asset Backing and Dividends



500
400
300
200
100
0
Index
15
12
9
6
3
0
Cents
Mar 94
Mar 95
Mar 96
Mar 97
Mar 98
Mar 99
Mar 00
Mar 01
Mar 02
Net Assets per Share Index
Dividends per Share

Highlights



- Infratil's net surplus for the year ended 31 March 2002 **was $22.57 million**, compared with $16.47 million for the previous year.
- Consolidated earnings before interest, tax, depreciation and amortisation, excluding investment realisations and after deducting minority interests, **was $40.63 million** up from $35.55 million.
- Shareholders' Funds, after minorities, increased to **$319.97 million** from the $161.72 million recorded as at 31 March 2001.
- Infratil broke new ground by issuing $20 million of 10 year Infrastructure Bonds. Infratil's net debt declined from $174.6 million to **$142.0 million**.
- Wellington International Airport's ("WIAL") earnings before interest, tax and depreciation increased to **$24.77 million** from $23.64 million. Infratil's net consolidated earnings before tax from WIAL, including interest, rose 14% to $6.32 million. WIAL revalued its assets resulting in an $18.6 million valuation increase to Infratil.
- Glasgow Prestwick International Airport's earnings before interest, tax and depreciation **were £3.55 million** up from £2.19 million. Net profit after tax was £0.63 million against a loss of £0.66 million recorded for the previous period. Glasgow Prestwick increased its fixed asset valuation to £64.85 million from £36.24 million, resulting in a $63.9 million valuation increase to Infratil.
- Port of Tauranga ("POT") achieved a record net after tax profit of $22.41 million in the year to 30 June 2001 and followed with $12.30 million in the six months to 31 December 2001. POT paid a dividend of 24 cents per share and a capital repayment of **$67 million.**



- Infratil sold part of its POT shareholding. The sale resulted in a substantial realisation gain relative to Infratil's average purchase cost of approximately **$1.70 per share.**
- Infratil has been short listed to participate in a venture investment fund with Government and Orion Limited.

Directors and Management

Kevin O'Connor
David Newman
Duncan Saville

John Peterson
Lloyd Morrison
Lib Petagna
Terry McAlister

Bruce Harker
Phil Walker
Matthias Seidenstücker



Directors

Mr O'Connor was appointed Chairman in 1994, is a member of the Takeovers Panel and a previous Chairman of the Stock Exchange Market Surveillance Panel. He has had a 33 year career in sharebroking and investment banking and has held a range of public and private company directorships. He is a trustee of the Wellington Regional Community Foundation, the Catholic Foundation of Wellington and a number of other charitable bodies.

Mr Newman was appointed to the board in 1994 and is currently Chief Executive of the Institute of Directors, Chairman of Dairy Brands New Zealand and a director of Wellington International Airport. He was previously Managing Director of BP New Zealand, and has held a number of directorships including Chairman of The NZ Refining Company and the Norwich Union Group in NZ. He has also worked with interests on the Chatham Islands looking at infrastructure development and fishing opportunities on the Island.

Mr Peterson was appointed to the board in 2002 and is President of Alliant Energy International. He leads the international project development activities for Alliant Energy, prior to which he worked for 18 years in the utility industry in a range of roles including regulatory, marketing, human resources and corporate strategic planning.

Mr Saville was appointed to the board in 1994 and is a chartered accountant and a director of Special Utilities Investment Trust plc and Glasgow Prestwick Holdings Limited. Mr Saville is a non-executive director of two listed UK water utilities.



From left:
John Culy
Tim Brown
Paul Ridley-Smith

From left:
Graeme Thomson
Roger Crawford
George Royal

From left:
Matthew Civil
Adam Stannard
Terry Cuttle

In its eight years since listing Infratil has achieved an average rate of return on its investments of **28.5%pa** (based on market prices of the listed investments and consolidated values of the airports).

This track record has come about because Infratil has invested in under appreciated companies, has bought well, and has been adept in making its investments work for it. Infratil was successful with its electricity line company investments, but has now completely sold from this sector. It was initially a passive investor in New Zealand infrastructure. It now seeks positions of influence, has one major infrastructure investment outside of New Zealand, and is also focusing on New Zealand based or originated technology investments.

Some commentators, including some of our own shareholders, have asked why we do not keep to what we are good at? Your Directors' answer is that Infratil has been good at investing to create value and its focus has been guided by the goal expressed in its vision statement, ie to outperform without taking high risks.

While Infratil actively manages its investments to maximise value and is continually looking for new investments it has never "bet the bank". All of its investments have had an element of incrementalism. The initial commitment to TrustPower was approximately $20 million, which was, looking back, the Company's single most aggressive transaction as it represented over 50% of Infratil's then assets. The usual approach has been to invest in steps as comfort has grown with the quality of the opportunity.

- Building on its initial 20% interest in TrustPower, Infratil now has a 27.9% stake with a market value of $185.5 million.
- At Wellington International Airport, Infratil initially acquired 26% for $39 million and now owns 66% which, including shareholder loans, has a value of $129.4 million.
- At Glasgow Prestwick International Airport, Infratil's investment of $48.5 million was with local partners and built on the considerable experience of our manager, Morrison & Co, in the European airport sector. Based on the experience at Glasgow Prestwick, Infratil is now looking to make further investments in other airports in Europe and North America that particularly service "low cost - low fare" passenger and freight airlines.
- Infratil is also progressing investment in the technology sector. This is expected to represent only a small part of Infratil's total investment, and materiality will depend on results. If they succeed in meeting Infratil's goal of out performance without high risk they will become an important part of Infratil's portfolio.

Financial Results

Infratil's net surplus for the year ended 31 March 2002 was $22.57 million, compared with $16.47 million for the previous year. The result is after tax and realisations and reflects the equity accounting of TrustPower and the consolidation of Wellington International Airport and Glasgow Prestwick International Airport. The result includes a $7.39 million equity accounted deficit being Infratil's share of TrustPower's net surplus for the year less dividends of $7.75 million that Infratil received from TrustPower.

Infratil's surplus was further increased by $57.96 million, which is Infratil's share of the retained earnings of TrustPower for the period since Infratil's initial investment until 31 March 2001.

Consolidated earnings before interest, tax, depreciation and amortisation ("EBITDA"), excluding investment realisations and after deducting minority interests, was $40.63 million, up from $35.55 million last year.

The result was satisfactory, but comparisons with past years are difficult to make due to Infratil consolidating its two airport investments and equity accounting TrustPower. On the key measure of growth in asset values, Infratil is well placed to continue to deliver above average returns to its shareholders.

Investment Management

Over the last year the priority has been to enhance the value of our investments rather than to substantially change the make up of our portfolio.

Management of investments

- Wellington International Airport had a year of considerable activity. Qantas New Zealand collapsed. Qantas Airways commenced domestic operations. The Crown undertook a financial rescue of Air New Zealand. The Commerce Commission inquired into aeronautical charges. Consultations have been underway with major airline customers over prices that will pertain from 1 July 2002. A major development of the Airport's peripheral land has been initiated. There is also the normal business of servicing 110,690 aircraft movements and 3,703,522 passengers.
- TrustPower encountered the coldest, driest winter recorded in New Zealand and did so having just gained over 60,000 new customers who were attracted to its high standard of service. TrustPower was a victim of its own success and of a divided board that presented TrustPower with the difficulty of having a director who was employed by a competitor (AGL the parent of NGC). The beneficial outcome of those events is a united board and prioritisation of risk management.
- Glasgow Prestwick International Airport maintained airfreight volumes, while its competitors have seen significant declines, and in the tough economic climate it achieved a 30% increase, in passenger-throughput as its main customers, low-fare airlines, grew substantially.
- Port of Tauranga enjoyed a record year and built on its natural growth to expand its trade from South Auckland and progress its transformation into a multiport operation.

Divestment

Infratil completed its divestment from the electricity distribution industry with the sale of its last holding in Powerco. It also completed its sale of NGC. The NGC investment/divestment, which was a difficult saga, resulted finally in a small cash profit. If management and board time and funding costs were included it would certainly have shown a loss. Infratil also sold part of its Port of Tauranga shareholding to take its stake to below the 20% threshold of the Takeovers Code, which was introduced on 1 July 2001. POT subsequently repurchased 14% of its own shares and both transactions resulted in substantial gains to Infratil.

Investment

Infratil acquired a further 3.0 million TrustPower shares to take its holding to 27.9%. Infratil together with Alliant Energy jointly control 46.8% of TrustPower. Infratil also made one small technology investment in the year to 31 March 2002.

v Wellington International Airport



Changes to the Management Contract

As explained in the last interim report, "As Infratil has explored further investments offshore and in technology it has become clear that changes will be needed in terms of the Company's contract with its manager, Morrison & Co."

If Infratil employed its own staff, such a development would occur incrementally in the normal course of business. Because Infratil is managed under contract, such changes require explicit expression in the contracted management terms. This is one of the particular benefits of the contract, approach. Shareholders are given a direct say in the future development and course of their Company.

Details of the proposed changes will be sent to shareholders separately so that the issue may be debated and voted on at the Annual Meeting. The core issue is that Infratil's wider investment horizons means increased commitment from its manager and this must be paid for in an appropriate way. Because Infratil is now willing to consider a wider range of investments, it wishes to be given first offer of any opportunity identified by Morrison & Co and it is apparent that the nature of some of these investments will significantly increase management costs.

In addition to its traditional focus on New Zealand infrastructure, Infratil's manager is now also looking at Australian utilities, airports in Europe and North America, and technology.

Venture Investment Fund ("VIF")

Government recently announced that Infratil's manager and Orion NZ Ventures of Christchurch have been short listed as managers of a venture capital initiative, to be funded by Infratil, Orion Limited and Government in equal proportions. If this progresses it will represent a commitment of up to $20 million by Infratil (approximately 5% of Infratil's net assets). It is an investment the Company believes offers good returns over the medium to longer term, that would utilise the expertise of Infratil's management. The terms of Government involvement in the VIF are potentially favourable to Infratil, relative to "going it alone".

The proposed changes to the management contract are a necessary condition of Infratil being able to take up this opportunity.

Management

Infratil's impressive track record of shareholder returns is in large part due to the achievements of our manager, Morrison & Co. on Infratil's behalf. A key part of the board's role is to ensure that the interests of Company and manager align; in particular, that the manager is paid to add value and that the payment is appropriate. This is an area where Infratil has a good record, which is helped by the manager's use of its own funds to invest in Infratil, ie as opposed to the practice of granting management "free" options.

Economic and Regulatory Environment

New Zealand has seen a year of strong economic performance on the back of export industries and immigration. Looking forward, the picture is less rosy, gains will rely more on micro economic developments than just riding the upswing of the business cycle.

Government learnt a great deal after it introduced a number of business unfriendly policies following its election in 1999. It has since made considerable effort to work with business to foster investment and growth. However, we are in an environment where "as much market as is necessary and as much social justice as possible" is the guiding light of Government, which leads to a natural concern that business-friendly policies are grudgingly given.

In particular, we have concerns about Government's propensity to economic regulation. Inquiries into the pricing of, and returns on, electricity distribution, electricity markets, gas distribution and markets, international airports, ports, and telecommunications are underway or pending. From an investor perspective the greatest concern is that people without commercial experience get to make commercial rules and that the rules are inconsistent.

In July 2001 the Commerce Commission released its draft report on airfield pricing at Wellington, Christchurch and Auckland international airports. Many of the key foundations of the Commission's approach, as set out in this report, are in direct contradiction of both New Zealand's regulatory regime and conventional financial and valuation methodologies. Furthermore, the Commission indicated a desire to implement a highly invasive heavy-handed regulatory regime where a government official would end up effectively managing large parts of the airports' operations. There is plenty of work still to be done before new regulation is introduced, but it is apparent that there is risk for investors. The final outcome will rely on Government Ministers taking a more long-term balanced view than has, thus far, come from some officials.

Financial Position

The Statement of Financial Position includes the consolidation of Wellington and Glasgow Prestwick international airports and equity accounting of TrustPower. Other assets are investments.

It should be noted that Infratil does not have a liability in respect of the debt borrowed by any of the companies it has invested in.

As at 31 March 2002 Infratil had:

- Net assets of $434.6 million based on the consolidation of Wellington International Airport and Glasgow Prestwick International Airport and with other investments (mainly TrustPower, Port of Tauranga and Tranz Rail) valued at then market prices. Both airport companies undertook revaluations of their assets during the year, resulting in an increase in the value of Infratil's stakes by a total of $82.4 million.
- $170.6 million of borrowings under its Infrastructure Bond programme, no borrowing from its banks and $28.6 million of cash.

The reduced level of net debt and liquidity reflect the level of funds that have been released from investments in the last year.

The Company maintained UK£14.8 million of foreign exchanges hedges throughout the year so took no currency risk on the cost price of its UK investment. As at 31 March 2002 the value of this investment increased, but the level of foreign exchange cover has not changed meaning that the Company does take risk on the increased UK£ investment valuation.

Dividends

Total dividends declared for the year were 5.75 cents per share ordinary and 1.25 cents per share special.

The dividends reflect Infratil's financial results and position and its policy of, when possible, passing through imputation credits to shareholders, while also ensuring that dividends are fully imputed to minimise shareholder tax obligations. The lower level of available imputation credits was the reason for dividends amounting to 7 cents per share compared to 9.25 cents in the previous year.



^ Tararua Ranges wind turbines



Photo: Bay of Plenty Times

Infratil resolved to acquire up to 2,500,000 of its own shares through an on-market buyback which is approximately equivalent in value to the amount of special dividend that would have been paid but for the Company's current lack of imputation credits.

Capital and Share Buy Back Programme

As at 31 March 2002 Infratil had 185,871,767 shares on issue. During the year 64,195 shares were issued on the exercise of warrants. No share or Infrastructure Bond buybacks occurred.

In the Notice of Meeting for the 2002 Annual Meeting Infratil intends to give a further disclosure document renewing the share and Infrastructure Bond buyback programme.

Shareholders of Infratil will also be invited to support a rollover of the Infrastructure Bond programme. In 2001 shareholders supported the issuance of up to $100 million of Infrastructure Bonds. In the event $20 million was issued as the Company's liquidity did not warrant further borrowing, but over the longer term these securities remain a core part of Infratil's funding strategy and suit the long-term, low risk nature of the Company's investments.

The Annual Meeting

This year's Annual Meeting will be held in Christchurch at 2.30 pm on the 23rd August.

Directors

During the year Mr Christopher Lindell retired as a director. Chris made a considerable contribution during his time with us, both in his area of particular expertise, the electricity industry, and with his wider vision. With Chris' return to the United States we invited John Peterson to join the Infratil Board.

John Peterson leads the international project development activities for Alliant Energy and has extensive experience in the utility industry.

At this year's Annual Meeting shareholders will be asked to vote on the reappointment of Mr Peterson, and also myself on the expiry of my three year term. In addition shareholders will also be asked to vote on the appointment of Mr Lloyd Morrison to the Board of Directors. As most of you will know, Mr Morrison is Chairman and Chief Executive of Infratil's manager, Morrison & Co. He is also a director of the New Zealand Stock Exchange, TrustPower, Port of Tauranga and Wellington International Airport. His experience and expertise is amply demonstrated by the standout results achieved by your Company since its inception. Your Directors believe that Mr Morrison's contribution at Board level would be of real and additional benefit to Infratil.

Looking Ahead

Infratil's vision is to be a successful infrastructure investment company, distinguished by its leading industry expertise and an ability to continually add value to its investments.

At each of our core investments, Wellington International Airport, Port of Tauranga, Glasgow Prestwick International Airport and TrustPower, we see significant opportunities to build on achievements to further increase returns. We are also looking at new opportunities in infrastructure and technology, while managing our portfolio to ensure that each investment is justified in the light of both our targets and alternative uses of capital.



Kevin O'Connor
Chairman



Airports
Electricity (hydro)
Electricity (wind)
Electricity Retail
Ports
Port Freight Services
Marsden Point Port
Whangarei
Lloyd Mandeno
Lower Mangapapa
Ruahini
Kaimai
Matahina
Wheao / Flaxy
Hinemaiaia
Port of Tauranga
Metro Port
Tauranga
Gisborne
Mangorei
Motukawa
Napier
Patea
Tararua
Wellington Airport
Picton
Argyle
Wairau
Waihopai
Arnold
Kumara
Dillmans
Duffers
Kaniere
McKays Creek
Wahapo
Lyttelton
Coleridge
Highbank
Montalto
Timaru
Paerau / Patearoa
Port Chalmers
Waipori
Monowai
Bluff
Glasgow Prestwick



Infratil
Governance
INFRATIL BOARD
Management Contract
Co-Investment Agreement
HRL MORRISON & CO GROUP
Ownership
ALLIANT ENERGY
Directorships
67% GLASGOW PRESTWICK INTERNATIONAL AIRPORT
66% WELLINGTON INTERNATIONAL AIRPORT
19.9% PORT OF TAURANGA
27.9% TRUSTPOWER
OTHER

Manager's Report

This has been a year of intensive management activity focused on enhancing the value of our existing portfolio and searching for suitable new investments.



Infratil's investments by sector, adjusted for gearing
New Zealand Airports
Offshore Airports
Electricity Generation
Electricity Retail
Ports
Other



Infratil's investments by company
TrustPower
WIAL
Glasgow Prestwick
Port of Tauranga
Other

Management have been actively involved with:

- TrustPower's implementation of risk management systems and other steps to increase focus on creating shareholder wealth.
- Wellington International Airport's involvement with the Commerce Commission's inquiry into airfield pricing, the consultation with the Airport's major airline customers over prices, and the development of plans to enhance the value of the Airport's peripheral land.
- Glasgow Prestwick International Airport's operational restructure, improvement of passenger facilities and planning to enhance the value of its non-aeronautical assets.

In addition to this ongoing involvement with investee companies, management continues to review the portfolio and has participated in a large number of investigations of prospective investments:

- As a precursor to coming to shareholders for support for a change to the management agreement, Morrison & Co has been investigating opportunities in the areas of technology and offshore airports.

  Under the aegis of the existing management contract one technology investment was completed prior to 31 March 2002 with two further commitments made since then. Infratil is short listed to gain Government support for this form of investment.
- A significant number of utility investment opportunities have been reviewed without demonstrating sufficient prospects to be progressed.

Infratil undertook an issue of 10 year Infrastructure Bonds and raised $20 million. While this sum is relatively small, and Infratil had unused bank lines at the time it was issuing the Bonds, it is an important addition to the Company's funding options going forward.



14

TrustPower

TrustPower is a national electricity generation and retailing company. Its **33 hydro stations** and one wind farm are capable of generating approximately **1,800GWh** in a year of average rainfall. This is about 5% of New Zealand's total generation and would supply 225,000 average households.



TrustPower provides electricity to approximately 280,000 customers, about 14% of the market. While its own generation and residential sales are approximately balanced, TrustPower's other energy requirements are purchased via the wholesale market with a range of contract and hedge management tools used to mitigate risk.

Infratil owns 27.9% of TrustPower with its energy sector partner, Alliant Energy, holding 18.9%. Infratil made its first investment in TrustPower in 1994. As at 31 March 2002 the investment had a cost of $94.7million, a market value of $185.5 million and a book value of $158.4 million.

Results

For the year ended 31 March 2002 TrustPower reported a net surplus after tax of $1.29 million compared to $23.49 million for the previous year. Dividends declared for the year were 16.0 cents per share, down from 17.2 cents per share. During the year, Infratil received $7.75 million of dividends.

The result was not satisfactory. It came about because TrustPower's substantial customer gains and low generation left the Company exposed to the very high wholesale electricity prices experienced during 2001's cold, dry winter.

For the year ended 31 March 2002 Infratil has equity accounted TrustPower. In previous years' financial statements TrustPower is shown as an investment with the value being the cost to Infratil and income being dividends received. The requirements of equity accounting mean that Infratil's financial statements now show TrustPower at a value that reflects TrustPower's own net asset value, with Infratil's income reflecting 27.9% of TrustPower's net surplus.

Operations

Since corporatisation in 1993, TrustPower has been involved in a tumultuous period for the electricity industry and last year natural forces played a part. Over May to September 2001 electricity consumption rose because of cold weather and the hydro power stations (typically 70% of New Zealand's total generation) cut production because they were facing water shortages due to the lack of rain in the catchment areas.

The impact of these events on individual electricity generators, retailers and consumers depended on their individual purchase and sale arrangements. The worst effected were generator/retailers who purchased electricity at 25 cent per kilowatt hour (kWh), paid 7 cents per kWh to line companies for distribution, and then sold the electricity to consumers at 12 cents per kWh. Three months of such conditions could result in a loss of $800 for each household supplied. In the prior period TrustPower had gained approximately 60,000 new customers (+30%), while its own generation was down approximately 17%, which gives an indication as to the magnitude of its problem.

Invariably developments such as those outlined above occur due to a number of compounding factors; one thing leads to another. TrustPower suffered the loss because it was very successful at gaining customers (attracted to its high quality service), and because of the huge spike in the cost of energy which occurred just as its own generation was reduced, and because of a failure in the Company's risk management regime.

Going forward this unfortunate set of circumstances is unlikely to recur.

- The retail electricity market has stabilised and big swings in customer numbers are no longer occurring.
- Electricity prices will have periods of sharp volatility, and TrustPower 's own hydro power stations will have good and bad years. These are natural features of New Zealand's electricity industry and hydro power station operation.

Countering the inherent volatility of wholesale price and occasionally reduced "in-house" generation, TrustPower will be managing the risks with more conservatism and diligence. There will be some income volatility, but nothing like that experienced in 2001.

Governance / Ownership

While Infratil cannot state with certainty how TrustPower will manage its affairs, there is now a comfort level as to TrustPower's focus and priorities relative to the situation of a year ago. Over the year TrustPower has settled its board disunity and no longer has the problem of a director appointed from a competitor.

TrustPower's board now has two highly respected independent directors (Harold Titter as chairman and Sir Ron Carter); two directors nominated by Infratil, one by Alliant Energy (Infratil's partner), and one by the Tauranga Energy Consumer Trust. In addition to having a board with a single objective of seeing TrustPower flourish, the Company has also appointed a new chief executive who personifies a "can-do" approach.

Over the year Infratil increased its stake in TrustPower from 26.4% to 27.9%.



^ Jan Beange, Tauranga Mayor

Investment Partners

Since it first invested in TrustPower, Infratil has worked with investment partners. Initially the Rotorua Electricity Charitable Trust and more latterly Alliant Energy. Over the eight years, Infratil has also worked closely with the Tauranga Energy Consumer Trust.

"We are fortunate to have Infratil as a key shareholder in the City's two major companies, TrustPower and Port of Tauranga. Infratil's desire for improved shareholder returns and healthy wealth creation have helped shape the economic and social success of these businesses in our region."

Kyoto

TrustPower's travails with short term electricity prices mark 2001 as annus horribilis, but a number of other developments have greater importance for the longer term value of Infratil's investment.

Whether the existing Kyoto agreement progresses, some form of tax on the emission of carbon into the atmosphere is likely. This tax will increase the cost of the electricity produced by thermal (ie gas/coal burning) power station.

Without such a tax, the next power station to be built may be able to sell electricity at about 5.5 cents per kWh. With such tax, this power station will require a higher sale price for its output, how much higher will depend on the level of the tax, but an extra 1 cent per kWh is not unlikely.

Compliance with Kyoto (or its replacement) will result in consumers paying perhaps 10% more for electricity. TrustPower generates approximately 1,800,000,000 kWh (1,800 GigaWatt Hours) in a year of normal rainfall, so each 1 cent per kWh would increase TrustPower's annual net income by $18,000,000. TrustPower will not be required to pay a carbon tax as it burns no fossil fuel to generate its electricity.

Financial Performance

	2002	2001	2000	1999	1998	1997	1996	1995
Total Revenue ($m)	604	508	429	189	147	131	112	74
EBITDA ($m)	39.5	66.9	69.4	54.0	52.1	44	33	19
Operating Surplus After Tax ($m)	1.3	23.5	26.8	17.2	21.2	16.4	11.1	8.7
Debt ($m)	179.0	142.6	145.9	119.6	84.7	67.4	91.0	23.9
SHF ($m)	598.3	622.7	596.0	581.6	302.9	259.8	151.2	146.3
Dividends (cps)	14.00	17.06	18.51	16.16	14.45	11.74	6.29	5.27
Customers	280,000	266,000	220,000	208,000	97,000	88,000	87,000	85,000
Generation (GWh)	1,522	1,613	1,498	479	290	360	340	160

EBITDA is a measure of free cashflow generated by the business being net operating earnings before interest, tax depreciation and amortisation. Including convertible notes. 15 month period.

Average Monthly Spot Price at Haywards



1996
1997
1998
1999
2000
2001
2002

Real Electricity Prices



Commercial
Industrial
Residential
Wholesale

71 Years of Historical Inflow from 1 Jan to 1 Aug



1968 was very wet
2001 23% below mean
1971
1992
1998
Mean
Historical Inflow (Avg MW)
5000
4000
3000
2000
1000
0

The first 7 months of 2001 had the lowest hydro inflow on record.



Tauranga, the original Port



Port of Tauranga today



Port of Tauranga owns **New Zealand's largest port**, by tonnage, at Tauranga and is a 50% partner in a new deep water port that is being developed at Marsden Point in Northland. Port of Tauranga also owns METROPORT in South Auckland and Owens Services, which undertakes freight management at ten New Zealand ports.

The Tauranga port is New Zealand's largest port by tonnage and second largest by number of containers. Its catchment is New Zealand's main forestry and dairying regions. Marsden Point will be a bulk facility focused on Northland's forestry. METROPORT is integrated with the Tauranga port and acts as a container collection and dispatch facility in South Auckland.

Infratil's 19.9% of POT has a book value (cost) of $22.2 million and a market value, as at 31 March 2002, of $104.3 million.

POT achieved a record net after tax profit of $22.41 million in the year to 30 June 2001 and followed with $12.30 million in the six months to 31 December 2001.

For the six months, revenue was up 16.8%, earnings before interest, tax, depreciation, amortisation and gains on property realisations rose 27.4% to $25.49 million from $19.99 million and net profit increased 16.1%.

In the last year POT paid dividends of 24 cents per share and undertook a capital repayment of $67.0 million.



Sulphur Point Container Terminal during construction

Operations

Total throughput for 2001 was 10.7 million tonnes with the second half increasing 19%, year on year. Total container throughput was 302,141, with the second half up 15.9%. Good results came from all key freight sectors, logs, processed wood, dairy and meat.

The last year has been one of both performance and investment for future growth.

- Maersk Sealand, Wallenius Wilhelmsen and FESCO New Zealand Express Lines added new shipping services, and P&O Nedlloyd tested a new 4,100-container carrier, which is the largest container vessel to visit Tauranga.
- The South Auckland METROPORT service increased to 24 hours, 7 days a week and the area of the METROPORT was expanded to 3.5 hectares from 2.0 hectares.
- Owens Services was acquired giving POT freight operations at nine other New Zealand ports.
- The new port at Marsden Point has now handled its first ship.
- A further 7,000m² dairy storage facility has been constructed at Tauranga, which handles approximately one third of New Zealand's dairy exports.

Jon Mayson >
CEO, Port of Tauranga



Infratil Holding

Infratil sold 3.57 million of its POT shares during the year taking its holding to below the 20% threshold of the Takeovers Code that was introduced on 1 July 2001. The sale was effected at $5.95 resulting in a substantial realisation gain relative to Infratil's average purchase cost of approximately $1.70 per share. POT also undertook a cancellation of 1 share in 7 at $7.00, which resulted in Infratil having 1.91 million shares cancelled, again realising a profit relative to the book value.

Port Of Tauranga Financial Performance

Year Ended 30 June

	6 mths to 31/12/01	2001	2000	1999	1998	1997	1996
Total Revenue ($m)	43.35	76.69	69.87	52.89	46.20	44.69	39.78
EBITD [1] ($m)	25.49	45.93	41.06	31.50	27.53	27.15	23.67
Net Profit After Tax ($m)	12.30	22.41	19.65	18.10	11.65	12.22	9.05
Earnings per share (cps)	16.1	29.3	25.7	23.7	15.3	16.0	11.8
Dividend per share (cps)	11.0	24.0	38.0	38.0	13.0	11.0	6.5

[1] EBITD is a measure of the free cashflows generated by the business, being earnings before interest, tax and depreciation.

POT Revenue/Profit/Shareholder Income Index


400
350
300
250
200
150
100
Index
Dividend
Revenue
Profit
1996
1997
1998
1999
2000
2001

Sean Bolt, >
Manager Container Terminal,
Port of Tauranga



Meat Exports


Tauranga
Auckland
Napier

Log Exports


% of total exports
Tauranga
Whangarei
Napier

Non-Log Forestry Exports


Tauranga
Whangarei
Napier

Dairy Exports


% of total exports
Tauranga
Auckland
Wellington

POT Total Trade


Tonnes (millions)
Containers (thousands)
Forestry Exports
Other Exports
Imports
Containers (rhs)



Glasgow Prestwick International Airport

Glasgow Prestwick International Airport is on a **340 hectare site** approximately 35 minutes by road from Glasgow. Its **long runway** and clear weather allows unrestricted operation, and it has good road/rail connections to Scotland and England.

The Airport's major aeronautical customers provide UK domestic, intra-Europe, and ex-Europe passenger services, and trans-continental freight services. The Airport has extensive ground facilities supporting its passenger and freight operations and is the focal point for Prestwick's aerospace and maintenance industries.

Infratil currently has a 67.2% interest in Glasgow Prestwick International Airport ("GPIA") acquired in January 2001. Infratil's investment cost was $48.5 million. It is now valued at $112.4 million.

Glasgow Prestwick International Airport's earnings before interest, tax and depreciation were UK£3.55 million up from UK£2.19 million recorded in the twelve months to 31 March 2001. Net profit after tax was UK£0.63 million. Last year a loss of UK£0.66 million was recorded during Infratil's initial period of ownership.

The result included significant development costs incurred in restructuring the business following its acquisition, and in expanding and upgrading retail and other passenger services. There were also a number of insurance and security costs associated with 11 September and freight services were dampened by a depressed economic climate in Europe and North America.

2002 Activities

- Total passenger traffic grew 32% to 1,309,000, well above the level projected at the time of acquisition. Scheduled passengers increased 28% to 1,150,000. Charter passengers increased 73% to 159,000.
- Freight volume grew 1% despite the slow down in the world economy after September 11. Freight revenue was up 4%.
- Total aeronautical income was up 22% to UK£8.76 million, including income from fuel sales and military use.
- The contribution from concessions was up 56% to UK£3.45 million reflecting the 32% increase in the number of passengers and 17% growth in per-passenger income. The result was substantially above the level projected at the time of acquisition.
- Property income was up 2% to UK£3.02 million. As a part of its organisation restructure, Glasgow Prestwick established a dedicated property development unit and recruited a new manager to develop the Airport's extensive property opportunities.



	2002	2001
Scheduled Passengers	1,150,000	896,000
Non-Scheduled Passengers	159,000	92,000
Total Passengers	1,309,000	988,000
Freight Volume (tonnes)	42,630	42,164
Total Aero Income	£8.76m	£7.17m
Concession Contribution	£3.45m	£2.23m
Property Income	£3.02m	£2.65m
Aero Costs	£7.06m	£6.59m
Total Costs	£11.69m	£10.16m
EBITDA	£3.55m	£2.19m
NPAT	£0.63m	Previously a loss

Asset Revaluation

Glasgow Prestwick's directors undertook a new valuation of the airport as at 31 March 2002 and increased the valuation of fixed assets to £64.85 million from £36.24 million.

This is a sizable increase and reflects both the price that Infratil and its partners paid for the Airport (which effectively determined the previous value) and developments that have occurred since acquisition.

- Passenger numbers are forecast to increase steadily over the coming year, ahead of the level forecast at the time of acquisition, and freight is forecast to show modest increases.
- Per passenger income from airport services is also expected to continue to grow following Glasgow Prestwick's investment in upgraded passenger retail facilities. Property income is forecast to increase from its current relatively low base.

GPIA's fixed asset values

£ million	2002	2001
Airport		
Land and surfaces	25.10	
Plant, equipment, buildings	16.60	
Other		
Properties	21.15	
Total	62.85	36.24

v Glasgow Prestwick International Airport CEO, Tom Wilson, with Morrison & Co executives Lloyd Morrison, Phil Walker and Matthias Seidenstücker



European Low-fare Airlines

The European airline industry is changing as low-fare operators supplant "flag carriers". The development seems to have come about because:

- Deregulation of the European aeronautical market allows airlines from any European country free access to the entire market.
- EU rules preclude governments from subsidising national airlines and otherwise limiting competition.
- The internet has enabled new airlines to sell direct. Ticket distribution can be up to 20% of an airline's costs. Airlines like Ryanair and Easyjet sell over 90% of their tickets over the net and have reduced sales costs to about 1% of total expenses.
- A mood amongst airlines, passengers and regulators is that air travel should be a safe cheap way to travel rather than a luxury.

The big four low-fare airlines operating out of the British Isles increased passengers by 28% in the last year to 14.8 million people, and now make up 25% of the scheduled flights to Europe.

Air-fares Around Europe (1,859 Miles)

	1991	Now
London - Glasgow	£180	£17
Glasgow - Barcelona	£200	£47
Barcelona - Geneva	£150	£25
Geneva - London	£170	£22
Total	£700	£111
Cost per mile	37p	5.9p

Observer Newspaper 18.8.01

An example of low-fare airline innovation is the "seat sale" and *the practice of not automatically increasing fares as the date of* travel approaches. Ryanair, the largest of the carriers, recently offered 2 million seats at "sale" prices on flights between the UK and Europe for £9.99 (NZ$30). www.ryanair.com

In the year to 31 March 2002, Ryanair reported a pre-tax profit of £105m, against the £244m operating loss of British Airways' short-haul European network over the same period. Over the year Ryanair carried 11.1 million passengers for an average fare of £33 (NZ$99). BA has recently announced plans to sharply cut costs and airfares on its European services.

Glasgow Prestwick Passenger and Freight Throughput


1,400
1,200
1,000
800
600
400
200
Passengers (000)
80
70
60
50
40
30
20
Tonnes (000)
1996
1997
1998
1999
2000
2001
2002
Scheduled Pax
Charter Pax
Freight


26
www.infratil.com

Wellington International Airport

Wellington International Airport is on a 111 hectare site 8 kilometres from the city centre. In the year to 31 March 2002, it was used by **3,234,772 domestic** and **468,750 international** passengers on 110,690 aircraft movements.



The Airport operates its business on a "landlord model". It owns all property and manages key aeronautical services. Most ground services are undertaken by tenants. Infratil has a 66% interest in Wellington International Airport that was acquired over the period November 1998 to March 1999. Infratil's investment cost $116.8 million and has been revalued to $129.4 million.

Wellington International Airport's earnings before interest, tax and depreciation ("EBITD") to 31 March 2002 increased to $24.77 million from $23.64 million. Infratil's net consolidated earnings before tax from WIAL, including interest, rose 14% to $6.32 million, Infratil's cash income was $7.91 million.

The small improvement in WIAL's earnings came about despite low growth in aviation activities, and continuing cost from involvement in the Commerce Commission pricing inquiry and airline price consultation. While traffic growth was flat, revenue from passenger services (duty free, retail, food and beverage, car parking) grew 11.6%.

For WIAL, a key challenge is to encourage growth in airline services. The failure of Qantas NZ in New Zealand and Ansett in Australia resulted in both direct loss of throughput on New Zealand domestic routes and aircraft being redirected by Qantas to Australian routes. However, the main source of weak passenger growth at WIAL remains the relatively high cost of travel. Since June 1997, when WIAL's landing fees were last fixed, the cost of domestic air travel has risen 43.2%, as measured by the Department of Statistics. International travel costs are unchanged over the period.

A bright spot for WIAL is that its 31 March 2002 valuation undertaken by Ernst & Young shows an uplift in asset values, with Infratil's share of the gain being $18.6 million.

WIAL's consultation with its airline customers is drawing to a close, and as set out in Infratil's March 2002 Shareholder Update, a significant revenue increase is expected after many years of inadequate returns.

Property Development

In May 2002 (after balance date), WIAL announced plans for a $30 million bulk-retail property development on 4.5 hectares of non-aeronautical land adjacent to the Airport. Consultation with community interests, and prospective tenants, is now underway, but if the development progresses it will have substantial benefits to WIAL:

- It would result in a significant lift in WIAL's earnings from the land.
- WIAL is closely bordered by housing and has a long term need to manage its impact on surrounding residents who are sensitive to airport noise. The land immediately surrounding the airport needs to be kept as a sound-buffer. To date, maintaining this buffer zone has tended to cost WIAL, in particular, it has had to buy houses and lease space for low value activities. A retail development would act as a sound-buffer and provide a good return.

If the development progresses and is successful, WIAL will closely examine its remaining non-aeronautical land to see if other opportunities exist.

Aeronautical Charges

Wellington International Airport, along with Auckland and Christchurch airports, has been subject to a long running inquiry by the Commerce Commission as to the pricing of its airfield service (WIAL's aeronautical income is largely made up of airfield and terminal charges). While the inquiry has not found that WIAL is overcharging, the Commission indicated that it also intends to identify rules for future prices. WIAL disagrees with several of the Commission's draft rules and has made submissions to have them changed.

- The Airport is a complex business and WIAL wishes to continue to make key corporate decisions without the need to constantly involve some form of "airport watchdog".
- WIAL's value is based on conventional valuation and accounting principles that are unchanged from the time when the Crown was the 66% shareholder of WIAL. The Commission has proposed radical changes that would penalise both Infratil, and WIAL's other shareholder, Wellington City Council.
- The Commission has proposed that WIAL's rate of return should be set by reference to "US rate of return regulated ... electricity generation and/or distribution companies ... rather than ... other airports". This is unrealistic and inconsistent with the approach taken with other New Zealand industries.

WIAL has been consulting with its major airline customers as to prices from 1 July 2002. This process is still underway, but a significant increase in aeronautical income is expected. Any large price rise naturally raises questions, but a final figure will only be set following consultation and will reflect events since the last time prices were fixed on 1 July 1997. In particular, WIAL has invested $116 million in new terminal facilities, for almost no return. The price rise will also depend on growth in passenger throughput, in general, the more the Airport is used, the lower charges will be. Growth has been disappointing, no doubt due to turmoil in the region's airline industry, high domestic airfares and, until now, WIAL's main airline customer offering low-fare transtasman services out of Palmerston North but not Wellington.

Under the price setting formula (which has been endorsed by the Commerce Commission) aeronautical charges will fall in future as volumes increase.

The Australasian Airline Industry

WIAL's major airline customers had a bad year. Qantas NZ failed. Qantas Airlines started domestic operations, but then reduced New Zealand and transtasman services when aircraft were transferred back to Australia on Ansett's failure. Air New Zealand was rescued by Government.

Of some encouragement, Air New Zealand initiated low-fare domestic services with its subsidiary Freedom Air, and has now indicated that Freedom is to start services between Wellington and Australia from October 2002.

The Australasian model of government owned and/or protected airlines is in contradiction to what is now occurring in Europe. There, deregulation and reduced government support is allowing a style of low-fare carriers to thrive as "flag carriers" are left to fail. The result has been much lower fares and large increases in passengers flying with low-fare airlines.



< David Newman, Tim Brown, Denis Thom and Lloyd Morrison, Directors, Wellington International Airport

Passenger Movements


Domestic
International

Profitability


$ millions
Earnings before Depreciation, Interest and Tax
Net Profit Attributable to Shareholders

Comparative Costs


Index
Domestic Air Travel Costs
WIAL Aeronautical Charges
International Air Travel Costs

Real Costs (CPI Adjusted)


Operational Cost $m
Operational Costs
Aeronautical Costs Per Passenger

Non-Property Income Per Passenger


Non Aeronautical Income
Other Aeronautical Income
Landing Charges

Return on Aeronautical Assets


% Return

Provisional

A cloud on the horizon for Wellington Airport, and anyone with an interest in the availability and cost of air travel in New Zealand and transtasman, is the possible tie up between Qantas and Air New Zealand. Industry analysts have pointed to such a link benefiting the airlines by over $100 million per annum due to service rationalisation, ie less seats and higher fares.

For any interested party, Wellington International Airport's submission to the Commerce Commission is available on the Commission's website www.comcom.govt.nz. Also on this site are the submissions of the other airports and the representatives of the major airlines.

Financial Performance

$millions	2002	2001	2000	1999[1]	1998	1997	1996
Total revenue	37.09	35.80	31.25	29.05	27.73	25.85	25.05
Aero	24.02	24.06	22.03	21.40	20.84	19.43	18.28
Other rev	13.07	11.74	9.22	7.66	6.89	6.42	6.77
Operating cost [2]	10.97	10.96	12.15	12.91	12.03	12.15	11.17
EBITD	24.8	23.6	19.10	16.16	15.59	13.71	13.88
Net profit attributable to shareholders	8.68	8.18	6.85	6.58	4.39	3.86	4.57

[1] *9 months annualised.* [2] *For 2001 excludes write-offs and costs associated with the Commerce Commission inquiry that* totalled $1.27 million. For 2002 excludes $1.49 million of inquiry and consultation costs.

Since Infratil acquired control of Wellington International Airport in the 1999 financial year, revenue is up 27.7%, operating costs are down 15.0% and earnings attributable to shareholders have increased 31.9%.

WIAL's Fixed Asset Valuation

$000	2002	2000
Aeronautical		
Land	43,727	36,983
Civil	68,546	62,004
Plant, equipment, buildings	102,319	104,305
Total aero assets	214,772	203,292
Non-aeronautical		
Terminal facilities etc	68,378	62,247
Properties	27,875	19,625
Total non-aero assets	96,253	81,872
Total	311,025	285,164

Aeronautical assets are valued using conventional valuation practices. Land is valued on the basis of its use as an airport and improvements (seawall, runway surfaces, etc) are valued on standard replacement cost basis.

Non aeronautical assets are valued on the basis of assessed market value, or from the economic value of the relevant business activities.

Transactions & Other Investments

Divestments

During the year Infratil completed its sale from the electricity distribution industry with the sale of its last shares in Powerco. The sale provided a gain of $3.14 million over cost.

Infratil also sold its last shareholding in NGC. Infratil's involvement with NGC was not successful. Infratil achieved a small overall gain before taking into account financing costs and management time.

Infratil sold 3.57 million of its Port of Tauranga shares and a further 1.91 million shares were cancelled. The sale and cancellation provided a gain of $25.23 million over cost.

Investments

Infratil acquired 3,010,000 TrustPower shares at a cost of $11.1 million.

Prior to 31 March 2002 an initial investment was made into a technology company. Two further transactions have occurred since balance date.

Other Investments

Infratil continues to maintain interests in Tranz Rail and SouthPort.

Technology

As has been regularly signalled, technology sector investments have been under review for some time. In the year ended 31 March 2002 Infratil made its first investment and has made two further commitments since balance date.

The financial magnitude is difficult to quantify exactly, as such investments tend to occur incrementally with the provision of funds linked to the success of the investment. At this stage the total commitment is in the range of $6 million to $10 million.

The three investments have been developed in New Zealand and each appears to have the capacity to make material gains in the Australasian and/or international markets.

PayGlobal Limited

PayGlobal provides an integrated payroll management, time & attendance, rostering and human resources service; available either in-house or on an ASP basis for larger businesses. Over 100 companies in New Zealand and Australia utilise the service and a further 200 are being upgraded from a legacy product.

The Infratil investment was $3.8 million.

Plato Health Systems Limited

Plato has developed software for coding medical records (covering clinical diagnoses, treatments, ailments and complications) into a format that is used to determine healthcare funding. A clinician (doctor, nurse) dictates or writes details of an invalid's condition and treatment. These notes are then transcribed to provide a typed record. To determine the funding that should then be allocated to the treatment, the record is converted into a set of codes. Plato's US patented coding technology is the only system in the world that processes both the words and their context to automatically, without human intervention, generate the applicable codes. This offers significant cost savings and improved business processes for healthcare providers.

Susan Clifford >
Personal Assistant



The software is currently installed in several New Zealand and UK hospitals and is being tested in a number of US hospitals.

The Infratil investment was $1.3 million, with further commitments subject to performance.

Victoria Electricity Limited ("VEL")

VEL is using experience from New Zealand to develop a "low-cost" electricity retailing venture in the recently deregulated Victorian market.

Infratil's initial commitment is for up to $0.5 million, with subsequent funding being dependent on prospects for the venture once all set up steps have been completed.

Crown's Venture Investment Fund

A major issue with technology, or any "early stage" investment, is the amount of management time required. In this respect, collaboration with the Crown's Venture Investment Fund and Orion Ventures is expected to be of considerable benefit if it progresses.

Overseas Airports

Since making the investment in Glasgow Prestwick for Infratil, management has been active in investigating similar types of opportunities, ie airports with low-cost bases that could be operated to suit freight and low-fare airlines.

A number of such opportunities have been reviewed and investigations are ongoing in the USA, UK and continental Europe.

Because many "city centre" airports are congested and have very high aeronautical charges, airports on city fringes can be attractive to carriers wishing to minimise point-to-point cost. Glasgow Prestwick's aeronautical charges are significantly less than those at the nearest city centre airport and its ground turn-round times a great deal faster.

As with technology investments, a crucial issue for Infratil is how it progresses such involvements. They consume a great deal of management time and the cost of just getting to the point of making an investment is high.



< Rosanne Byrne, Information Manager



Kelly Daykin, > Wellington office



< Crystal Choy, Australian office

Infratil Income Breakdown

$M	2002	2001	2000
Dividends received (excluding WIAL)	11.9	18.2	23.0
Interest & other income (excluding interest from WIAL)	2.2	1.2	1.2
Realisations & revaluations	28.0	11.6	22.2
Wellington International Airport			
Earnings contribution before interest, tax & depreciation	16.8	16.5	13.5
Tax contribution	(0.1)	-	-
Depreciation contribution	(4.9)	(4.9)	(4.3)
Interest contribution	(5.6)	(5.7)	(4.4)
Glasgow Prestwick International Airport			
Earnings contribution before interest, tax & depreciation	8.3	0.4	-
Tax contribution	(1.0)	-	-
Depreciation contribution	(3.4)	(0.6)	-
Interest contribution	(2.5)	(0.6)	-
Infratil interest	(12.8)	(13.0)	(9.4)
Infratil costs & other	(6.8)	(6.6)	(7.6)
TrustPower equity accounting impact	(7.4)		
Net surplus after tax	22.6	16.5	34.2

(i) The WIAL and GPIA figures are exclusive of minorities. The WIAL earnings figure is adjusted for Infratil's 66% shareholding and 75% interest in the shareholder loan.

(ii) The "TrustPower equity accounting impact" reflects the impact of equity accounting TrustPower (dividends received from TrustPower are included in dividend income).

Infratil Earnings Performance



50
40
30
20
10
0
$m
Earnings before Depreciation, Interest, Taxation and Investment Realisations
1995
1996
1997
1998
1999
2000
2001
2002

Capital

- $20 million of Infrastructure Bonds were issued to a maturity of 15 November 2011.
- Bank loans of $24 million were repaid and Infratil finished the year with net bank deposits of $28.6 million.
- 64,195 shares were issued on the exercise of warrants. No share or Infrastructure Bond buybacks occurred.
- As at 31 March 2002 Infratil had two $40 million bank facilities, one with each of ANZ and BNZ. Infratil uses the fixed rate Infrastructure Bonds to provide core funding, with bank facilities kept available to facilitate acquisition type opportunities.
- Infratil's debt funds approximately 27% of its assets if assets are valued at market, except Wellington International Airport and Glasgow Prestwick International Airport which are consolidated.

Cash/Debt Maturity


160
120
80
40
0
-40
$m
2003
2004*
2005
2011
Cash
Infrastructure Bonds
Cumulative Debt

* Infrastructure Bonds maturing March 2004 may be repaid from the exercise of warrants that expire on the same date.

Exchange Rate and Change in Investment Value


Change in Value (NZ$m)
8
6
4
2
0
-2
-4
-6
0.34
0.33
0.32
0.31
0.30
0.29
0.28
0.27
UK£/NZ$ Exchange Rate
1 Jan 01
1 Apr 01
1 Jul 01
1 Oct 01
1 Jan 02
1 Apr 02
Change in the NZ$ Value of UK£14.8m
Exchange Rate

Management of Foreign Currency Risk

When Infratil made its UK£14.8 million investment in Glasgow Prestwick on 19 January 2001, it purchased the Pounds (UK£) for NZ$48,569,178.26 at an exchange rate of NZ$/UK£ 0.30472. Infratil coincidentally entered a forward exchange contract to insulate itself against changes in the level of this exchange rate.

The hedge was in respect of the UK£14.8 million investment sum with potential profits or losses on the investment not hedged.

Over the year the UK£14.8 million hedge was maintained.

The graph at left shows both how the NZ$/UK£ rate has fluctuated since the investment occurred and how the NZ$ value of the UK£14.8million investment would have changed at the different exchange rates. Over the period there has been about a NZ$10 million range.

Since 31 March 2002, the net consolidated value of the investment in UK£ has been increased with the value of Glasgow Prestwick's assets having been revalued up from UK£36.24 million to UK£64.85 million.

Infratil's share of this increase in the value of Glasgow Prestwick has not been hedged. Infratil is maintaining, for now, its currency hedge in respect of its original investment, but is accepting the currency risk on the increased valuation of the investment.

This is a matter that remains under analysis and any changes to the hedging approach will be clearly signalled to shareholders.

Lloyd Morrison

Morrison & Co Infrastructure Management
17 June 2002

Role of the Board

The Board of Directors of Infratil is elected by the shareholders to supervise the management of the Company. The Board establishes the Company's objectives, overall policy framework within which the business of the Company is conducted and confirms strategies for achieving these objectives, monitors management's performance and ensures that procedures are in place to provide effective internal financial control. The day to day management responsibilities of the Company have been delegated to Morrison & Co Infrastructure Management Limited ("MCIM").

Board Membership

The Board currently comprises four non-executive Directors including the Chairman. During the period under review, the Board met seven times with a full agenda and three times with a limited agenda.

In accordance with the Company's constitution one third, or the number nearest to one third, of the Directors (excluding any Director appointed since the previous annual meeting) retire by rotation at each annual meeting. The Directors to retire are those who have been longest in office since their last election.

Directors retiring by rotation may, if eligible, stand for re-election.

Directors' Shareholding

Under the constitution directors are not required to hold shares in the Company. However all Directors, either hold shares themselves or shares are held by organisations to which they are associated parties, in recognition of the benefits of aligning Directors' interests with those of shareholders.

Directors will not normally make investments in listed infrastructure or utilities securities in areas targeted by the Company.

Audit Committee

The Board has established an Audit Committee comprising two Directors, Mr D A R Newman (Chairman) and Mr K J O'Connor.

The function of the Audit and Review Committee is to oversee financial, accounting and audit services in the Company. This includes reviewing the adequacy and effectiveness of internal controls, meeting with and reviewing the performance of the external auditors and reviewing the financial statements and financial and accounting policies.

During the period under review the Audit and Review Committee met four times.

Internal Financial Control

The Board has overall responsibility for the Company's system of internal financial control. The Directors have established procedures and policies that are designed to provide effective internal financial control.

Annual budgets and long term strategic direction are agreed by the Board.

Financial statements are prepared monthly and reviewed by the Board throughout the year to monitor performance against budget targets and objectives.

Directors' and Officers' Insurance

The Company has arranged Directors' and Officers' liability insurance covering Directors acting on behalf of the Company. Cover is for damages, judgements, fines, penalties, legal costs awarded and defence costs arising from wrongful acts committed while acting for the Company. The types of acts that are not covered are dishonest, fraudulent, malicious acts, or omissions, wilful breach of statute or regulations, or duty to the Company, improper use of information to the detriment of the Company or breach of professional duty.

Independent Professional Advice

With the approval of the Chairman, Directors are entitled to seek independent professional advice on any aspect of the Directors' duties, at the Company' expense. During the year your Directors obtained independent financial and legal advice concerning the proposed changes to the Management Agreement with MCIM.

Going Concern

After reviewing the current results and detailed forecasts, taking into account available credit facilities and making further enquiries as considered appropriate, the Directors are satisfied that the Company has adequate resources to enable it to continue in business for the foreseeable future. For this reason, the Directors believe it is appropriate to adopt the going concern basis in preparing the financial statements.

Board Performance

The Board as a whole and individual directors are subject to a performance appraisal from time to time using a corporate governance best practice model. This appraisal is designed to measure performance through peer review and self assessment. The Chairman then initiates a review with each Director and a collective review of Board performance. Appropriate strategies for personal and collective improvement are then agreed and actioned.

The Role of Shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the Group's state of affairs. Information is communicated to shareholders in the annual report, interim report, Infratil updates and media announcements. The Board encourages full participation of shareholders at the annual meeting to ensure a high level of accountability and identification with the Group's strategies and goals.



Financial Statements

Consolidated Statement of Financial Performance

For the year ended 31 March 2002

	Notes	2002 $000	2001 $000
Operating revenue	2	128,249	68,161
Operating expenses	3	122,852	63,241
Operating surplus before taxation		**5,397**	**4,920**
Investment realisations and revaluations	2	28,039	11,573
Surplus before taxation		**33,436**	**16,493**
Taxation expense/(credit)	4	1,618	(380)
Surplus after taxation		**31,818**	**16,873**
Tax paid net surplus attributable to minority shareholders in subsidiary companies		(1,853)	(402)
Equity accounted (deficit) of associate for the year	11	(7,392)	-
Net surplus attributable to the shareholders of the parent company for the year		**22,573**	**16,471**
Add equity accounted earnings of associate for prior years ended 31 March 2001	11	57,957	-
Surplus attributable to the shareholders of the parent company		**80,530**	**16,471**

The accompanying notes form part of these financial statements.

Consolidated Statement of Movements in Equity

For the year ended 31 March 2002

	Notes	2002 $000	2001 $000
Equity at the beginning of the year		**223,451**	**206,503**
Net surplus for the year attributable to:			
- Parent entity shareholders		80,530	16,471
- Minority shareholders in subsidiary companies		1,853	402
Currency translation reserve movements attributable to:			
- Parent entity shareholders		(15)	15
- Minority shareholder in subsidiary company		(1,824)	(15)
Increase in revaluation reserve:			
- Parent entity shareholders	6	82,404	116
- Minority shareholders in subsidiary companies		40,588	60
Share of associate's revaluation reserve	11	13,191	-
Total recognised revenues net of expenses for the year		**216,727**	**17,049**
Shares issued	6	90	-
Total contributions from owners		**90**	**-**
Share buy back	6	-	(4,094)
Redemption of redeemable preference shares issued by subsidiary		-	(11,500)
Parent dividends paid in cash			
- interim		(10,180)	(7,809)
- final		(7,766)	-
Minority interest dividend		(2,040)	(2,040)
Total distributions to owners		**(19,986)**	**(25,443)**
Outside equity interest arising on acquisition of a subsidiary		-	25,342
Equity at the end of the year		**420,282**	**223,451**

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position

As at 31 March 2002

	Notes	2002 $000	2001 $000
Current assets			
Cash and short term deposits		38,639	5,583
Trade receivables		12,607	15,692
Prepayments and sundry receivables		3,216	15,836
Stocks		960	790
Total current assets		**55,422**	**37,901**
Non current assets			
Fixed assets	12	522,892	413,345
Investments	10 & 11	218,376	161,917
Total non current assets		**741,268**	**575,262**
Total assets		**796,690**	**613,163**
Current liabilities			
Bank overdraft		4,530	-
Accounts payable		3,158	7,340
Accruals and other liabilities		11,766	15,775
Taxation		1,912	2,439
Total current liabilities		**21,366**	**25,554**
Non current liabilities			
Bank debt	7	167,677	196,468
Other		2,995	3,320
Minority interest subordinated debt	7	13,750	13,750
Total non current liabilities		**184,422**	**213,538**
Infrastructure bonds	8	**170,620**	**150,620**
Equity			
Capital	5 & 6	122,316	122,226
Revaluation reserve	6	95,711	116
Retained earnings	6	101,944	39,360
Foreign currency translation reserve	6	-	15
Attributable to parent entity shareholders		**319,971**	**161,717**
Outside equity interest in subsidiaries		100,311	61,734
Total equity		**420,282**	**223,451**
Total equity and liabilities		**796,690**	**613,163**

For and on behalf of the Board

K J O'Connor
Director
31 May 2002

D A R Newman
Director
31 May 2002

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 March 2002

	Notes	2002 $000	2001 $000
Cash flows from operating activities			
Cash was provided from:			
Dividends		12,650	17,463
Interest		1,663	1,031
Receipts from customers		116,044	51,375
Taxation refund		-	1,869
Other		(723)	485
		129,634	**72,223**
Cash was disbursed to:			
Payments to suppliers		85,739	32,826
Interest		25,998	24,171
Taxation paid		1,853	564
		113,590	**57,561**
Net cash inflow from operating activities	15	**16,044**	**14,662**
Cash flows from investing activities			
Cash was provided from:			
Proceeds from sale of investments		59,892	90,678
Cash acquired with subsidiary		-	486
Proceeds from sale of non current assets		30	-
		59,922	**91,164**
Cash was applied to:			
Cash outflow for investments		15,130	47,083
Acquisition of Glasgow Prestwick International Airport		-	48,569
Acquisition costs		-	2,905
Purchase of fixed assets		6,969	7,123
		22,099	**105,680**
Net cash inflow/(outflow) from investing activities		**37,823**	**(14,516)**

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 March 2002

	Notes	2002 $000	2001 $000
Cash flows from financing activities			
Cash was provided from:			
Proceeds from issue of shares		90	-
Bank borrowings		342	9,418
Issue of Infrastructure bonds and warrants		20,000	29,169
		20,432	**38,587**
Cash was applied to:			
Repay bank debt		25,092	6,000
Repay other borrowings		-	117
Infrastructure bonds issue expenses		358	522
Redemption redeemable preference shares		-	11,500
Share buy back		-	4,094
Dividends paid		17,946	7,831
Dividends paid by Wellington International Airport to minority shareholder		2,040	2,040
		45,436	**32,104**
Net cash (outflow)/inflow from financing activities		**(25,004)**	**6,483**
Net increase in cash held		28,863	6,629
Effect of exchange rate fluctuations on cash held		(337)	39
Opening cash balances brought forward (overdrawn)		5,583	(1,085)
Cash balances in statement of financial position		**34,109**	**5,583**
Cash balances at the end of the year			
Cash and short term deposits		38,639	5,583
Bank overdraft		(4,530)	-
Net cash balance		**34,109**	**5,583**

The accompanying notes form part of these financial statements.

Parent Company Statement of Financial Performance

For the year ended 31 March 2002

	Notes	2002 $000	2001 $000
Operating revenue	2	48,918	34,724
Operating expenses	3	18,717	17,220
Surplus before taxation		**30,201**	**17,504**
Taxation expense	4	-	198
Surplus after taxation		**30,201**	**17,306**

The accompanying notes form part of these financial statements.

Parent Company Statement of Movements In Equity

For the year ended 31 March 2002

	Notes	2002 $000	2001 $000
Equity at the beginning of the year		**146,864**	**141,461**
Surplus after taxation for the year		30,201	17,306
Total recognised revenues net of expenses for the year		**30,201**	**17,306**
Increase in capital	6	90	-
Total contributions from owners		**90**	**-**
Share buy back	6	-	(4,094)
Dividends paid in cash			
- interim		(10,180)	(7,809)
- final		(7,766)	-
Total distributions to owners		**(17,946)**	**(11,903)**
Equity at the end of the year		**159,209**	**146,864**

The accompanying notes form part of these financial statements.

Parent Company Statement of Financial Position

As at 31 March 2002

	Notes	2002 $000	2001 $000
Current assets			
Cash and short term deposits		28,592	1,444
Trade receivables		45	-
Taxation		1,016	-
Total current assets		**29,653**	**1,444**
Investments			
Investment in subsidiaries	13	99,665	99,665
Advances to subsidiaries		202,629	199,655
Total investments		**302,294**	**299,320**
Total assets		**331,947**	**300,764**
Current liabilities			
Trade creditors		2,118	3,082
Taxation		-	198
Total current liabilities		**2,118**	**3,280**
Infrastructure bonds	8	**170,620**	**150,620**
Equity			
Capital	5 & 6	122,316	122,226
Retained earnings	6	36,893	24,638
Total equity		**159,209**	**146,864**
Total equity and liabilities		**331,947**	**300,764**

For and on behalf of the Board

K J O'Connor
Director
31 May 2002

D A R Newman
Director
31 May 2002

The accompanying notes form part of these financial statements.

Parent Company Statement of Cash Flows

For the year ended 31 March 2002

	Notes	2002 $000	2001 $000
Cash flows from operating activities			
Cash was provided from:			
Dividends		30,000	16,950
Interest		285	890
Other		-	461
		30,285	**18,301**
Cash was disbursed to:			
Payments to suppliers		7,303	4,900
Interest		12,035	11,070
Taxation paid		1,016	-
		20,354	**15,970**
Net cash inflow from operating activities	15	**9,931**	**2,331**
Cash flows from investing activities			
Cash was provided from:			
Cash inflow from investments		15,431	-
Cash was applied to:			
Cash outflow for investments		-	20,323
Net cash inflow/(outflow) from investing activities		**15,431**	**(20,323)**
Cash flows from financing activities			
Cash was provided from:			
Proceeds from issue of shares		90	-
Issue of infrastructure bonds and warrants		20,000	29,169
		20,090	**29,169**
Cash was applied to:			
Infrastructure bonds issue expenses		358	522
Share buy back			4,094
Dividends paid		17,946	7,831
		18,304	**12,447**
Net cash inflow from financing activities		**1,786**	**16,722**
Net increase/(decrease) in cash held		27,148	(1,270)
Opening cash balances brought forward		1,444	2,714
Cash balances in statement of financial position		**28,592**	**1,444**

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

For the year ended 31 March 2002

[1] Statement of accounting policies

(A) Basis of preparation

Infratil Limited is a company domiciled in New Zealand registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange.

Financial statements for Infratil Limited ("the Company") and consolidated financial statements are presented. The consolidated financial statements comprise the Company, its subsidiaries and associate ("the Group").

Infratil Limited is an issuer for the purposes of the Financial Reporting Act 1993. The financial statements and Group financial statements of Infratil Limited have been prepared in accordance with the Financial Reporting Act 1993 and generally accepted accounting principles in New Zealand.

The reporting currency used in the preparation of these financial statements is New Zealand dollars.

The financial statements comprise statements of the following: financial performance; movements in equity; financial position; cash flows; significant accounting policies; as well as the notes to those statements contained on pages 48 to 59 of this annual report.

The financial statements are prepared on the basis of historical cost, except that fixed assets are stated at valuation and investments are valued according to accounting policy (E).

(B) Basis of preparing consolidated financial statements

Subsidiaries

Subsidiaries are those entities controlled, directly or indirectly, by the Company. The financial statements of subsidiaries are included in the consolidated financial statements using the purchase method of consolidation.

Associates

Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. The consolidated financial statements include the Group's share of the net surplus of associates on an equity accounted basis.

Acquisition during the year

Where an entity becomes part of the Group during the year, the results of the entity are included in the consolidated results from the date that control commenced.

(C) Fixed assets

Fixed assets are revalued on a systematic basis with no individual asset included at a valuation undertaken more than five years previously. Fixed assets are revalued to their fair value, determined by an independent valuation, in accordance with Financial Reporting Standard No. 3: Accounting for Property, Plant and Equipment.

Additions not yet subject to independent valuation, including capital work in progress, are recorded at cost plus capitalised interest where appropriate.

Depreciation is provided on a straight line basis and the major depreciation periods (in years) are:

Land, buildings and civil works	5 - 60
Vehicles, plant and equipment	3 - 20

Individual assets' remaining useful lives and residual values are assessed during the revaluation process and depreciation is calculated on a basis consistent with those parameters.

(D) Receivables

Receivables are stated at their estimated realisable value.

(E) Investments

Investments are stated at cost except where in the opinion of the Directors, there is a permanent diminution in value, in which case they are written down to market value.

(F) Stocks

Stocks are stated at the lower of cost or net realisable value.

(G) Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in accounts payable. Operating lease rentals are charged to the statement of financial performance on a straight line basis over the period of the lease.

(H) Income tax

The income tax expense charged to the statement of financial performance is calculated on the basis that tax losses, and the tax benefit of timing differences, are only recognised where there is virtual certainty of realisation in the foreseeable future.

Deferred taxation, calculated using the liability method on a partial basis, is accounted for in respect of those timing differences that are expected to reverse in the foreseeable future.

(I) Financial instruments

The Group is a party to financial instruments as part of its day to day operating activities. When appropriate, it enters into agreements to manage its interest rate risk and foreign exchange risk.

Revenues and expenses in relation to all financial instruments are recognised in the statement of financial performance. All financial instruments, other than agreements to manage interest rate risk are recognised in the statement of financial position.

Forward foreign exchange contracts are arranged to hedge the translation of the net investment in major foreign currency investments.

Counterparties to financial instruments are major financial institutions with high credit ratings. The Group does not request security to support financial instruments entered into.

(J) Foreign currency

Transactions

Foreign currency transactions are converted to New Zealand currency at the exchange rate ruling at the transaction date.

Translation of financial statements of independent foreign operations

The assets and liabilities of overseas subsidiaries are translated to New Zealand currency at the exchange rate ruling at balance date. The revenue and expenses are translated at the average exchange rate for the period as an approximation of exchange rates ruling at the date of the transactions.

Exchange differences resulting from the conversion of the opening net investment in the overseas subsidiaries at the exchange rate ruling at the closing balance date are taken up in the foreign currency translation reserve. Realised and unrealised gains and losses on foreign currency balance sheet exposures are also accounted for in the foreign currency translation reserve net of tax applicable.

The exchange difference on forward exchange contracts used to hedge the translation of the foreign currency investments are taken to the foreign currency translation reserve to the extent that it is offset by the exchange differences on the net investment. When the exchange difference on the hedge exceeds the exchange difference on the overseas net investment, the difference is recognised in the statement of financial performance.

(K) Goods & services tax ("GST")

The Parent Company and wholly owned subsidiaries are not registered for GST as the nature of business is an exempt supply. Their financial statements have been prepared on a GST inclusive basis. Other subsidiaries are registered for GST or VAT and their financial statements have been prepared on a GST or VAT exclusive basis.

(L) Changes in accounting policies

There have been no changes in accounting policies. All policies have been applied on bases consistent with those used in the previous year.

Notes to the Financial Statements continued

For the year ended 31 March 2002

		Consolidated		Parent	
		2002	2001	2002	2001
		$000	$000	$000	$000
[2]	**Operating revenue**				
	Comprises:				
	Interest	1,503	1,240	302	902
	Dividends	11,908	18,204	30,000	16,950
	Other	797	1,278	18,616	16,872
	Net foreign currency gain	175	-	-	-
	Airport revenues	113,866	47,439	-	-
		128,249	**68,161**	**48,918**	**34,724**
	Investment realisations	28,039	14,153	-	-
	Less investment revaluations	-	(2,580)	-	-
		156,288	**79,734**	**48,918**	**34,724**
[3]	**Operating expenses**				
	Operating expenses include:				
	Auditors' remuneration				
	audit services	183	135	34	28
	other services	174	470	29	-
	(Decrease)/increase provision for bad debts	(673)	729	-	-
	Doubtful debts written off	746	-	-	-
	Depreciation	12,411	8,302	-	-
	Directors' fees	685	411	202	202
	Interest	26,180	23,966	12,328	11,459
	Infrastructure bonds issue expenses	358	428	358	428
	Management fee	4,613	3,918	4,613	3,918
	Airport operations	76,719	22,885	-	-
	Administration and other	1,456	1,997	1,153	1,185
	Total operating expenses	**122,852**	**63,241**	**18,717**	**17,220**
[4]	**Taxation**				
	Surplus before taxation	**33,436**	**16,493**	**30,201**	**17,504**
	Taxation on the surplus for the year at 33%	11,034	5,443	9,966	5,776
	Plus/(Less) taxation effect permanent differences				
	Net benefit of imputation credits	(1,388)	(3,754)	-	-
	Exempt dividends	-	-	(9,900)	(5,594)
	Tax benefit not recognised	-	2,931	-	(30)
	Tax losses utilised	(5,013)	-	(93)	-
	Other timing differences	(919)	-	-	-
	Under (over) provision in prior years	(162)	42	-	-
	Other permanent differences	(1,934)	(5,042)	27	46
	Taxation expense/(credit)	**1,618**	**(380)**	**-**	**198**

The Group has income tax losses of $4,866,000 (2001 $20,056,000) available to be set-off against future assessable income. The tax losses could reduce a future tax liability by $1,606,000 (2001 $6,619,000) subject to the requirements of the income tax legislation being met.

Deferred Tax

A deferred tax liability of $6,292,000 (2001 $9,089,000), relating to fixed asset timing differences, has not been recognised on the basis that it is not expected to reverse in the foreseeable future.

	Parent	
	2002 $000	**2001** $000
Imputation credit account		
Balance at the beginning of the year	7,775	6,575
Imputation credits attached to dividends received during the year	2,051	4,861
Taxation paid	255	-
Less imputation credits attached to dividends paid during the year	(8,488)	(3,661)
Balance at the end of the year	**1,593**	**7,775**
At balance date the imputation credits available to the shareholders of the parent company were:		
Through direct shareholding in the parent company	1,593	7,775
Through indirect interests in subsidiaries	256	468
	1,849	**8,243**

	Consolidated		Parent	
	2002 000	**2001** 000	**2002** 000	**2001** 000
[5] Shares on issue				
Ordinary shares				
Movements in issued and fully paid ordinary shares				
Balance at the beginning of the year 185,807,572 ordinary shares	185,808	189,328	185,808	189,328
Warrants exercised 64,195	64	-	64	-
Less share buy back 3,520,000 ordinary shares	-	3,520	-	3,520
Total issued capital at the end of the year 185,871,767 ordinary shares	**185,872**	**185,808**	**185,872**	**185,808**

All ordinary shares have equal voting rights and share equally in dividends and equity.

Notes to the Financial Statements continued

For the year ended 31 March 2002

	Consolidated 2002 $000	Consolidated 2001 $000	Parent 2002 $000	Parent 2001 $000
[6] Capital and reserves				
Capital				
Balance at the beginning of the year	122,226	137,820	122,226	126,320
Warrants exercised	90	-	90	-
Less share buy back	-	(4,094)	-	(4,094)
Redeemable preference shares	-	(11,500)	-	-
Balance at the end of the year	**122,316**	**122,226**	**122,316**	**122,226**
Revaluation reserve				
Balance at the beginning of the year	116	-	-	-
Net revaluation adjustment for the year	82,404	116	-	-
Share of associate's revaluation reserve	13,191	-	-	-
Balance at the end of the year	**95,711**	**116**	-	-
Retained earnings reserve				
Balance at the beginning of the year	39,360	30,698	24,638	15,141
Net surplus after taxation	29,965	16,471	30,201	17,306
Share of associate's earnings for the period up to 31 March 2001	57,957	-	-	-
Share of associate's (deficit) for the year ended 31 March 2002	(7,392)	-	-	-
Total available for appropriation	**119,890**	**47,169**	**54,839**	**32,447**
Less dividends paid	17,946	7,809	17,946	7,809
Balance at the end of the year	**101,944**	**39,360**	**36,893**	**24,638**
Foreign currency translation reserve				
Balance at the beginning of the year	15	-	-	-
Difference arising on translation of independent foreign operations	(3,765)	3,493	-	-
Gross amount recognised on hedging net investment in independent foreign operations	3,750	(3,478)	-	-
Balance at the end of the year	-	**15**	-	-

	Consolidated		Parent	
	2002	2001	2002	2001
	$000	$000	$000	$000
[7] Bank				
(a) Bank facilities				
Wellington International Airport Limited	138,250	145,950	-	-
Glasgow Prestwick Holdings Limited	49,000	52,100	-	-
Infratil Group of Companies	80,000	90,000	-	-
	267,250	**288,050**	-	-
Bank debt outstanding				
Wellington International Airport Limited	119,000	120,374	-	-
Glasgow Prestwick Holdings Limited	48,677	52,094	-	-
Infratil Group of Companies	-	24,000	-	-
	167,677	**196,468**	-	-

Under the current facilities the Group is able to draw down funds as required. Interest rates were determined by reference to prevailing money market rates at the time of draw down plus a margin. Interest rates paid during the period ranged from 5.6% to 7.3%.

The bank facilities of the Infratil Group of Companies and Wellington International Airport Limited are unsecured.

The advance to Glasgow Prestwick Holdings Limited is secured by a debenture and floating charge over all the assets of each United Kingdom charging subsidiary.

(b) Subordinated debt

The shareholders of Wellington International Airport Limited have provided subordinated debt funding of $55 million. Infratil's share of the subordinated debt has been eliminated on consolidation.

If the debt obligations to all other lenders have been met the subordinated debt is repayable on demand. The Company also has the right to repay part of the debt if the repayment does not result in a breach of the debt covenants and requirements of the negative pledge deed or other finance documents.

Interest is payable on the last day of each quarter of the company's financial year. The interest rate is set in advance for the next quarter on each interest payment date. The interest rate payable is set at 4% above base rate where the base rate is the bid settlement rate on the Reuters Monitor Screen page BKBM on the last day of each quarter.

[8] Infrastructure bonds				
Balance at the beginning of the period	150,620	121,451	150,620	121,451
Issued during the period	20,000	29,169	20,000	29,169
Balance at the end of the period	**170,620**	**150,620**	**170,620**	**150,620**

Series 03

The Company has 35,278,679 (2001 35,278,679) infrastructure bonds (series 03) on issue at a face value of $1.00 per bond. Interest is payable quarterly on the bonds at 8.5% per annum. Each of these infrastructure bonds will mature on 15 November 2003. 25 days prior to the maturity date Infratil shall elect to redeem all infrastructure bonds in this series at their $1.00 face value payable in cash or convert all the infrastructure bonds in the relevant series by issuing the number of shares obtained by dividing the $1.00 face value by the product of the relevant conversion percentage of 98% and the market price. The market price is the average price weighted by volume of all trades of ordinary shares over the 10 business days up to the fifth business day before the maturity date.

Series 04

The Company has 47,122,849 (2001 47,122,849) infrastructure bonds (series 04) on issue at a face value of $1.40 per bond. Interest is payable six monthly on the bonds at 6.9% per annum. Each of these infrastructure bonds (series 04) will mature on 31 March 2004. 25 days prior to the maturity date Infratil shall elect to redeem all infrastructure bonds in this series at their face value or convert the bonds by issuing the number of ordinary shares obtained by dividing the face value by 95% of the market price. The market price is the average price weighted by volume of all trades of ordinary shares over the 10 business days up to the fifth business day before the maturity date.

Series 05

The Company has 49,369,350 (2001 49,369,350) infrastructure bonds (series 05) on issue at a face value of $1.00 per bond. Interest is payable quarterly on the bonds at 9.0% per annum. Each of these infrastructure bonds will mature on 15 November 2005. 25 days prior to the maturity date Infratil shall elect to redeem all infrastructure bonds in this series at their $1.00 face value payable in cash or convert all the infrastructure bonds in the relevant series by issuing the number of shares obtained by dividing the $1.00 face value by the product of the relevant conversion percentage of 98% and the market price. The market price is the average price weighted by volume of all trades of ordinary shares over the 10 business days up to the fifth business day before the maturity date.

Series 11

The Company has 20,000,000 (2001 Nil) infrastructure bonds (series 11) on issue at a face value of $1.00 per bond. Interest is payable quarterly on the bonds at 8.5% per annum. Each of these infrastructure bonds will mature on 15 November 2011. 25 days prior to the maturity date Infratil shall elect to redeem all infrastructure bonds in this series at their $1.00 face value payable in cash or convert all the infrastructure bonds in the relevant series by issuing the number of shares obtained by dividing the $1.00 face value by the product of the relevant conversion percentage of 98% and the market price. The market price is the average price weighted by volume of all trades of ordinary shares over the 10 business days up to the fifth business day before the maturity date.

[9] *Infratil warrants*

There are 47,050,844 (2001 47,115,039) Infratil warrants on issue at 31 March 2002. Each Infratil warrant held entitles the holder to acquire a further share in the Company at an initial issue price of $1.40. Warrantholders have four opportunities in each year to exercise their warrants, and additional opportunities if a takeover offer is made for the Company or a person acquires more than 90% of the shares in the Company, up to the final conversion date of 26 March 2004.

[10] Investments

	Cost or valuation		Market value	
	2002	**2001**	**2002**	**2001**
	$000	$000	$000	$000
Investment in associate (Note 11)	158,410	-	185,498	-
Investments in other companies	59,966	161,917	147,487	322,698
	218,376	**161,917**	**332,985**	**322,698**

Investments in other companies are stated at cost except where in the opinion of the Directors, there is a permanent diminution in value, in which case they are written down to market value.

Investments may be held indirectly through another group company.

The investments in Wellington International Airport Limited and Glasgow Prestwick Holdings Limited are not included as part of investments as their assets and liabilities are consolidated.

[11] Investment in associate

The Group, has for a number of years, had an investment in TrustPower Limited, a limited liability company, incorporated in New Zealand. TrustPower Limited is listed on the New Zealand Stock Exchange and operates within the electricity generation and retail trading industry.

At 31 March 2002 the Group holds a 27.93% interest in TrustPower Limited. During the current financial year the Group met the criteria under Statement of Standard Accounting Practise No. 8 to account for the investment as an associate and accordingly, is required to equity account the earnings of TrustPower Limited. This has resulted in the Group recognising the current year's equity accounted deficit of $7,392,000 based on the audited financial statements for the year ended 31 March 2002, together with an adjustment through the Statement of Financial Performance representing the prior years' equity accounted earnings of $57,957,000.

The investment in the associate comprises:

	Consolidated 2002 $000	Consolidated 2001 $000
Year ended 31 March 2002		
Share of associate's surplus before income tax	259	-
Share of associate's income tax credit	101	-
Share of associate's operating surplus	360	-
Dividends from associate	(7,752)	-
Equity accounted (deficit) of associate for year	**(7,392)**	-
Share of associate's surplus after taxation for the periods ended 31 March 2001	57,957	-
Share of associate's revaluation reserve	13,191	-
Total share of increase in associate's equity since acquisition	**63,756**	-
Cost of investment	94,654	-
Equity accounted value of investment	**158,410**	-

[12] Fixed assets

	2002 Cost or valuation $000	2002 Accumulated Depreciation $000	2002 Net Carrying Value $000	2001 Cost $000	2001 Accumulated Depreciation $000	2001 Net Carrying Value $000
Land and civil works	221,395	-	221,395	141,673	1,291	140,382
Buildings	284,048	-	284,048	262,278	9,590	252,688
Vehicles, plant and equipment	17,042	-	17,042	22,768	3,636	19,132
Capital work in progress (cost)	407	-	407	1,143	-	1,143
Total	**522,892**	-	**522,892**	**427,862**	**14,517**	**413,345**

The Group holds certain property assets that are leased out.

Included within vehicles, plant and equipment are assets held under finance leases with a net book value of $1.13 million (2001 $1.71 million).

As required under the Financial Reporting Standard No. 3 assets are valued at fair value. Where the airport assets are of a specialised nature and do not have observable market values in their existing use, optimised depreciated replacement cost (ODRC) is used as the basis of the valuation, as required by the Standard. This measures net current value as the most efficient, lowest cost which would replace existing assets and offer the same amount of utility in their present use.

Wellington International Airport Limited

All non-current assets were revalued at 31 March 2002 in accordance with the New Zealand Institute of Valuers asset valuation standards. The valuation was undertaken by independent registered valuers, Ernst & Young for land and buildings, Opus International Consultants Limited for civil works and CB Ellis for vehicles, plant and equipment. The value of the Company's non current assets have increased by $28 million as a result of the revaluation.

Glasgow Prestwick Holdings Limited

Land, buildings and civil works were revalued at 31 March 2002 based on an external valuation performed by Bell Ingram of Ayr, Scotland. This valuation was performed by a fellow of the Royal Institution of Chartered Surveyors ("RCIS") in accordance with the recommendations of the RCIS as defined within the RCIS appraisal and Valuation Manual. The value of the Company's non current assets has increased by $95 million as a result of the revaluation.

[13] Investment in subsidiaries

Shares are held in the following unlisted companies.

	Balance Date	2002 Holding	2001 Holding
Investment activities			
Infratil Investments Limited	31 March	100%	100%
Infratil Securities Limited	31 March	100%	100%
Infratil 1998 Limited	31 March	100%	100%
NZ Airports Limited	31 March	100%	100%
Infratil Finance Limited	31 March	100%	100%
Infratil UK Limited	31 March	100%	100%
Infratil Ventures Limited	31 March	100%	-
Te Maunga Power Limited	31 March	50%	-
Airport activities			
Wellington International Airport Limited	31 March	66%	66%
Glasgow Prestwick Holdings Limited	31 March	67.27%	67.27%
Prestwick Aviation Holdings Limited	31 March	67.27%	67.27%
Glasgow Prestwick International Airport Limited	31 March	67.27%	67.27%
PIK Facilities Limited	31 March	67.27%	67.27%
Great Holidays Limited	31 March	67.27%	67.27%
PIK Services Limited	31 March	67.27%	67.27%
Glasgow Prestwick Bond Limited	31 March	67.27%	67.27%
Runway Realisations Limited	31 March	67.27%	67.27%
PIK MRO Limited	31 March	67.27%	67.27%
Airward Aviation Services Limited	31 March	67.27%	67.27%

Glasgow Prestwick Holdings Limited

Omniport plc, who has a 10% shareholding in Glasgow Prestwick Holdings Limited holds options to subscribe for an additional 10% new capital. The options have a term of three years from the date of the acquisition of the Airport (21 January 2001) and the exercise price is the initial purchase price of the shares, escalating at 15%pa compounded (less dividends paid during that period).

[14] Financial instruments

(a) Credit risk

Financial instruments which potentially subject the Group to credit risk principally consist of bank balances and receivables.

The Group actively manages and monitors its accounts receivable on an ongoing basis.

Maximum exposures to credit risk as at balance date are:

	Consolidated		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
Cash and short term deposits	38,639	5,583	28,592	1,444
Trade receivables	12,607	15,692	45	-
Sundry receivables	3,216	15,836	-	-
Income tax prepayment	-	-	1,016	-
Advances to subsidiaries	-	-	202,629	199,655
	54,462	**37,111**	**232,282**	**201,099**

No security is held on the above amounts.

The group is not exposed to any other concentrations of credit risk.

(b) Currency risk

Exposure to currency arises in the normal course of the Group's business. Derivative financial instruments are used as a means of reducing exposure to fluctuations in foreign exchange rates. While these financial instruments are subject to the risk of market rates changing, such changes would be offset by opposite effects on the items to the extent that they are hedged.

The principal or contract amounts of derivative instruments outstanding at balance date were:

	Consolidated		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
Forward exchange contracts	50,361	48,616	-	-

The group incurs foreign currency risk as a result of offshore investments denominated in a currency other than the Group's functional currency. The currency giving rise to currency risk is Pounds Sterling.

The maximum exposure to credit risk arising from derivative financial instruments is as follows:

	Consolidated		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
Amount payable under forward exchange contract	-	3,478	-	-
Amount receivable under forward exchange contract (carrying value)	2,010	-	-	-

The maximum exposure is the contractual amount of derivative financial instruments outstanding at balance date; it does not represent amounts at risk.

Concentrations of credit risk

Credit risk is the risk that a counterparty to a derivative financial instrument will be unable or unwilling to meet a commitment that it has entered into with the Group. It is considered a remote possibility that a counterparty to a derivative financial instrument with the Group would be unable or unwilling to meet a commitment.

Notes to the Financial Statements continued
For the year ended 31 March 2002

Fair values

Financial instruments consist of cash and short term deposits, receivables, investments, advances to subsidiaries and accounts payable.

The carrying amount of each financial instrument except for investments is estimated to be its fair value. The market value of investments, as stated in note 10, has been used as the best estimate of fair value.

Credit facilities

The Group has total borrowing facilities of $267.25 million (2001 $288.05 million). Of this $172.21 million (2001 $196.47 million) has been borrowed by the Group.

(c) Interest rate risk

The Group's exposure to interest rate fluctuation on the bank debt is as stated.

The Group uses interest rate swaps to manage interest rate risk.

At balance date the principal or contract amounts of interest rate contracts outstanding were:

	Consolidated		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
Interest rate swaps in place at year end	100,000	100,000	-	-
Interest rate options	10,000	10,000	-	-
Interest rate swap with forward start date included above	10,000	-	-	-
Fair value of interest rate swaps	126	(2,392)	-	-
Fair value of interest rate swap with forward start date	428	-	-	-
Fair value of interest rate options	(29)	30	-	-
Carrying value of interest rate swaps	196	63	-	-
Carrying value of interest rate swap with forward start date	-	-	-	-
Carrying value of interest rate options	1	41	-	-

Basis of valuation

The carrying value of hedges in place at balance date is the net interest accrued at balance date. Fair value of all hedges is calculated based on quoted prices at balance date.

The termination dates for the interest rate swaps are as follows:

	Consolidated 2002 $000	Consolidated 2001 $000	Parent 2002 $000	Parent 2001 $000
Between 0 to 1 year	20,000	20,000	-	-
Between 1 to 2 years		40,000	-	-
Between 2 to 5 years	80,000	40,000	-	-

The termination dates for the interest rate option is as follows:

	Consolidated 2002 $000	Consolidated 2001 $000	Parent 2002 $000	Parent 2001 $000
Between 0 to 1 year	-	10,000	-	-
Between 1 to 2 years	-	-	-	-
Between 2 to 5 years	10,000	-	-	-

[15] Reconciliation of net surplus after taxation with cash inflow from operating activities

	Consolidated 2002 $000	Consolidated 2001 $000	Parent 2002 $000	Parent 2001 $000
Reported surplus after taxation	31,818	16,873	30,201	17,306
Add items classified as investing activity				
Profit on investment realisations	(28,039)	(11,573)	-	-
Add item classified as financing activity				
Infrastructure bonds issue expenses	358	428	358	428
Add items not involving cash flows				
Depreciation	12,411	8,302	-	-
Provision for bad debts	(673)	729	-	-
Bad debts written off	746	-	-	-
Net foreign currency gain	(175)	-	-	-
Other	-	(56)	-	-
Non cash movements in advances to subsidiaries	-	-	(18,616)	(15,884)
Movements in working capital				
Decrease/(Increase) in trade receivables	2,543	(3,535)	(32)	-
Decrease in sundry receivables	4,811	1,049	-	-
(Increase)/ decrease in stock	(238)	104	-	-
Decrease in income tax prepayment	-	933	-	-
(Decrease)/increase in trade payables	(6,504)	1,401	(964)	821
(Decrease)/increase in accruals and other liabilities	(779)	212	-	-
(Decrease) in taxation payable	(235)	(205)	(1,016)	(340)
Net cash inflow from operating activities	**16,044**	**14,662**	**9,931**	**2,331**

[16] Related parties

Morrison & Co Infrastructure Management Limited ("MCIM") is the management company for Infratil Limited. MCIM receives a management fee in accordance with the management agreement, which has been separately disclosed in the statement of financial performance. Included in trade creditors is an amount of $404,176 (including GST) for management fees for the month of March 2002.

MCIM is owned by H.R.L. Morrison & Co Group Limited. D P Saville is a Director of Infratil Limited and H.R.L. Morrison & Co Group Limited and a company associated with him owns 30% of H.R.L. Morrison & Co Group Limited.

H.R.L. Morrison & Co Limited ("MCO"), which is associated with the management company, received fees (directly and indirectly) during the year as set out below for services not required to be provided by MCIM in terms of its management agreement with Infratil Limited.

Investment banking services in relation to:

- shares in TrustPower Limited for a fee of $103,116 (including GST).
- arbitration with Natural Gas Holdings Limited for a fee of $391,500 (including GST).
- issue of Infrastructure Bonds for a fee of $59,962 (including GST).
- Commerce Commission Inquiry, into airport landing charges, and review of asset valuation for a fee of $238,500 (including GST) on behalf of Wellington International Airport Limited.

Accounting, secretarial services, and maintenance of the Infratil website, for a fee of $144,000 (including GST).

Airport management advice to Glasgow Prestwick Holdings Limited in respect of expanding and restructuring its business for a fee of $664,000.

Employees of MCO received directors' fees of $90,000 in their role as directors of Wellington International Airport Limited during the year ended 31 March 2002 and Glasgow Prestwick Holdings Limited has accrued an amount of Stg 39,000 for directors' fees which have not yet been paid.

MCO has an option to acquire 9.1% of the shares held by Infratil UK Limited and Special Utilities Investment Trust plc in Glasgow Prestwick Holdings Limited. Infratil UK Limited and Special Utilities Investment Trust plc hold 90% of the capital in Glasgow Prestwick Holdings Limited.

If exercised MCO would hold 8.2% of Glasgow Prestwick Holdings Limited, Infratil UK Limited 61.1% and Special Utilities Investment Trust plc 20.7%. The option has a term of five years from the date of the acquisition of the Airport (21 January 2001) and the exercise price is the initial purchase price of the shares, escalating at 20% pa compounded (less dividends paid during that period).

[17] Financial commitments

(a) Fixed assets

	Consolidated		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
Committed but not contracted for	3,342	4,442	-	-
Contracted but not provided for	219	34	-	-
	3,561	**4,476**	-	-

(b) Leases

The Group has commitments under operating leases of $0.19 million relating to the hire of plant and machinery. These commitments expire within 1 to 5 years.

[18] Dividend

On 6 May 2002 the directors proposed a final dividend for the year ended 31 March 2002 of 3 cents per share. As the dividend was proposed after balance date the financial effect of the dividend payable of $5,576,153 has not been recognised in the financial statements.

[19] Earnings per share

	2002	2001
Earnings per share on surplus before equity accounted earnings of associate for prior years	12.15 cps	8.85 cps
Diluted earnings per share on surplus due to warrants on issue before equity accounted earnings of associate for prior years	11.76 cps	8.85 cps

[20] Industry segments

	Airport		Investments		Elimination		Consolidated	
	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000
Airport revenue	113,866	47,439	-	-	-	-	113,866	47,439
Investment revenue	414	136	49,921	40,517	(7,913)	(8,358)	42,422	32,295
Total revenue	**114,280**	**47,575**	**49,921**	**40,517**	**(7,913)**	**(8,358)**	**156,288**	**79,734**
Segment result	**7,147**	**759**	**30,249**	**24,092**	**(3,960)**	**(8,358)**	**33,436**	**16,493**
Taxation expense/(credit)							1,618	(380)
Group operating surplus							**31,818**	**16,873**
Segment assets	**552,920**	**439,416**	**243,770**	**173,747**	**-**	**-**	**796,690**	**613,163**

The Group operates predominantly in two industries - investment in infrastructure and utility companies, and airport operations. The airport operations comprise the revenue and expenses associated with the Group's investments in Wellington International Airport Limited and Glasgow Prestwick Holdings Limited.

[21] Geographical segments

	New Zealand		United Kingdom		Elimination		Consolidated	
	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000	2002 $000	2001 $000
Airport revenue	37,086	35,001	76,780	12,438	-	-	113,866	47,439
Investment revenue	42,163	32,229	259	66	-	-	42,422	32,295
Total revenue	**79,249**	**67,230**	**77,039**	**12,504**	**-**	**-**	**156,288**	**79,734**
Segment result	**29,875**	**17,477**	**3,561**	**(984)**	**-**	**-**	**33,436**	**16,493**
Taxation (expense)/credit	178	(576)	1,440	196			1,618	(380)
Group operating surplus/(deficit)	**29,697**	**18,053**	**2,121**	**(1,180)**			**31,818**	**16,873**
Segment assets	**565,088**	**465,789**	**231,602**	**147,374**	**-**	**-**	**796,690**	**613,163**

[22] Options

As detailed in notes 13 and 16 share options exist in relation to Glasgow Prestwick Holdings Limited and Infratil's investment in that company. These options have not been exercised as at 31 March 2002 but if they had been exercised on that day Infratil's ownership in Glasgow Prestwick Holdings Limited would reduce from 67.27% to 55.60%. The impact on the consolidated statement of financial position if the options had been exercised would be as follows:

increase in cash of $14.15 million;

reduction in the revaluation reserve of $10.94 million;

increase in minority interests of $23.13 million;

increase in retained earnings of $1.96 million.

[23] Contingent liabilities

The Company has a dispute with the Inland Revenue Department over the deductibility of certain expenditure in relation to the 1995 and 1996 tax years. If the Commissioner's adjustments for these years were to be confirmed, the Company and its subsidiaries would be liable to pay additional income tax of $0.69 million (2001 $0.69 million).

There are no other contingent liabilities.

Audit Report

KPMG

To the shareholders of Infratil Limited

We have audited the financial statements on pages 38 to 59. The financial statements provide information about the past financial performance and financial position of the Company and Group as at 31 March 2002. This information is stated in accordance with the accounting policies set out on pages 46 to 47.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Company and Group as at 31 March 2002 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm and KPMG Legal carry out other assignments for the Company and certain of its subsidiaries in the area of taxation and accounting advice and legal services. Partners and employees of our firm and KPMG Legal may deal with certain subsidiaries on normal terms within the ordinary course of their trading activities. The firm and KPMG Legal have no other interest in the Company or any of its subsidiaries.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the Company as far as appears from our examination of those records;
- the financial statements on pages 38 to 59:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the Company and Group as at 31 March 2002 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 31 May 2002 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

Statutory Information

Directors holding office during the year (s211(1)(i) of the Companies Act 1993)

The Company's Directors at 31 March 2002 were:

K J O'Connor (Chairman)

D A R Newman

C J Lindell

D P Saville

Messrs K J O'Connor, D A R Newman are also Directors of Infratil Investments Limited, Infratil Securities Limited, Infratil 1998 Limited, NZ Airports Limited, Infratil Finance Limited, Infratil Ventures Limited and Infratil UK Limited.

Mr D A R Newman is a Director of Wellington International Airport Limited and Mr D P Saville a Director of Glasgow, Prestwick Holdings Limited.

There were no changes of Directors during the year ended 31 March 2002.

In accordance with the Company's constitution, Mr K J O'Connor retires by rotation and, being eligible, offers himself for re-election to the Board.

Mr C J Lindell resigned from the Board on 3 April 2002 and Mr J K Peterson was appointed to the Board on the same date. As required by the Company's constitution a director appointed since the previous annual meeting holds office only until the next annual meeting but is eligible for re-election at that meeting.

Entries In the Interest Register

General Notice of Interests (s140(2) of the Companies Act 1993)

- Mr K J O'Connor — Member of the Takeovers Panel.
- Mr D A R Newman — Chief Executive of the Institute of Directors in New Zealand.
  Director of Wellington International Airport Limited.
- Mr J K Peterson — President Alliant Energy International Inc.
  Director of Alliant International New Zealand Limited.
  Director of Alliant Energy Australia Pty Limited.
- Mr D P Saville — Director of Special Utilities Investment Trust plc.
  Director of Glasgow Prestwick Holdings Limited.
  Chairman of Utilico International Limited.
  Director of H.R.L. Morrison & Co Group Limited.
  Director of Ingot Capital Management Pty Limited which owns 30% of H.R.L. Morrison & Co Group Limited.

Share Dealings (s148 of the Companies Act 1993)

During the year no Directors acquired or disposed of equity securities in the Company.

Remuneration of Directors (s161(2) of the Companies Act 1993)

Directors' remuneration in respect of the year ended 31 March 2002 was as follows:

	Group and Parent 2002	Group and Parent 2001
K J O'Connor	84,375*	84,375*
C J Lindell	37,500	37,500
D A R Newman	42,188*	42,188*
D P Saville	37,500	37,500

* Includes GST

D A R Newman also received Directors' fees of $25,000 (2001: $25,000) from Wellington International Airport Limited and Mr D P Saville Stg16,425 (2001: Nil) from Glasgow Prestwick Holdings Limited.

No other benefits have been provided by the Company or its subsidiaries to a Director for services as a Director or in any other capacity. No loans have been made by the Company or its subsidiaries to a Director nor has the Company or subsidiaries guaranteed any debts incurred by a Director.

Directors' Insurance (s162 (7) of the Companies Act 1993)

The Company has arranged Directors' and Officers' liability insurance cover for $10 million with QBE Insurance (International) Limited at a premium of $15,525 incl GST.

Use of Company Information (s145 of the Companies Act 1993)

During the year the Board received no notices from Directors of the Company or its subsidiaries requesting to use Company information received in their capacity as Directors which would not otherwise have been available to them.

Donations

The Company did not make any donations during the year ended 31 March 2002.

New Zealand Stock Exchange Waivers - (Listing Rule 10.5.3)

As at 31 March 2002, the Company held one current waiver from the New Zealand Stock Exchange. This was a waiver from Listing Rule 7.3.2(b) so as to permit the issue of Infrastructure Bonds up until 4 September 2002 (being 30 days after the date of the Annual Meeting of the Company held on 5 August 2002).

Auditors

It is proposed that the current auditors of the Company, KPMG, will be automatically reappointed at the Annual Meeting pursuant to section 200(1) of the Companies Act 1993.

This annual report is signed by:

K J O'Connor
Chairman
28 June 2002

D A R Newman
Director
28 June 2002

Shareholder Information

Substantial Security Holders

The following information is given pursuant to Section 26(1) of the Securities Amendment Act 1988.

According to notices given under the Securities Amendment Act 1988, the following persons were substantial security holders in the Company as at 31 May 2002.

	Securities	%
Foreign & Colonial Management Limited		
Special Utilities Investment Trust plc	22,469,200	11.86
Foreign & Colonial Smaller Companies plc	2,000,000	1.06
Alliant International New Zealand Limited	17,271,200	9.29
Hettinger Nominees Limited	13,649,058	7.34

The total number of voting securities of the Company on issue as at 31 May 2002 were 185,871,767 fully paid ordinary shares.

Statement Of Directors' Interests (as at 31 March 2002)

The information below is given pursuant to the New Zealand Stock Exchange Listing Rules.

	Beneficially held		Non-beneficially held		Held by associated persons	
	2002	2001	2002	2001	2002	2001
Shares						
K J O'Connor	406,000	406,000	240,000*	600,000	820,000	820,000
D A R Newman	17,000	17,000	-	-	-	-
D P Saville	-	-	-	-	22,917,142	25,248,600
C J Lindell	10,000	10,000	-	-	17,271,200	19,121,200
Convertible bonds (Series 03, 04, 05 and 11)						
K J O'Connor	22,400	22,400	24,000*	160,200	-	-
D A R Newman	4,700	4,700	-	-	-	-
D P Saville	-	-	-	-	2,385,417	8,691,390
C J Lindell	10,000	10,000	-	-	-	-
Warrants						
K J O'Connor	40,600	40,600	24,000*	60,000	82,000	82,000
D A R Newman	4,700	4,700	-	-	-	-
D P Saville	-	-	-	-	32,095,634	31,110,514
C J Lindell	-	-	-	-	1,912,120	1,912,120

* Changes result from resignation as a trustee of a Charitable Trust

Shareholder Information

Twenty Largest Shareholders (as at 31 May 2002)

	Shares held	%
National Nominees New Zealand Limited	28,044,117	15.09
Alliant International NZ Limited	17,271,200	9.29
Hettinger Nominees Limited	12,649,058	6.81
National Mutual Life Ass of Australasia Ltd A Account	5,753,842	3.10
Accident Rehabilitation and Compensation Insurance Corp	3,838,095	2.06
The Trustees Executors & Agency Company of New Zealand Ltd	2,313,561	1.24
The NZ Guardian Trust Co Ltd Guardian Trust Investment Ltd	2,252,062	1.21
Custodial Services Limited	2,078,501	1.12
Forbar Custodians Limited	1,918,073	1.03
Guardian Trust Investment Nominees (RWT) Limited	1,803,082	0.97
AMP Life Limited	1,770,087	0.95
NZGT Nominees Limited -AMP Invest Strategic Eq Grth Fnd	1,704,343	0.92
MFL Mutual Fund Limited	1,566,331	0.84
AMP Superannuation Tracker Fund	1,396,303	0.75
Westpac Banking Corp - Client Assets No2	1,254,617	0.67
ANZ Nominees Limited	1,127,055	0.61
Citibank Nominees (New Zealand) Limited	1,109,601	0.60
AXA New Zealand Nominees Limited	940,521	0.51
The Public Trustee A/C GIF No.41	636,000	0.34
NZGT Nominees - AIF Equity Fund	631,123	0.34
	90,057,572	**48.45**

In the above table, the shareholding of New Zealand Central Securities Depositary Limited (NZCSD) has been re-allocated to the applicable members of NZCSD.

Spread Of Shareholders (as at 31 May 2002)

Number of shares	Number of holders	Total shares held	%
1 - 1,000	1,182	938,189	0.51
1,001 - 5,000	4,368	13,457,839	7.24
5,001 - 10,000	2,469	19,746,560	10.62
10,001 - 20,000	1,535	23,566,141	12.68
20,001 - 50,000	632	20,076,459	10.80
50,001 - 100,000	96	6,699,547	3.60
100,001 - 500,000	39	8,182,011	4.40
> 500,000	8	93,205,021	50.15
	10,329	**185,871,767**	**100.00**

Twenty Largest Warrantholders (as at 31 May 2002)

	Warrants held	%
National Nominees New Zealand Limited	17,106,375	36.36
Forbar Custodians Limited	13,714,957	29.15
ANZ Nominees Limited	3,000,000	6.38
Alliant International NZ Limited	1,912,120	4.06
Hettinger Nominees Limited	830,659	1.77
National Mutual Life Ass of Australasia Ltd A Account	415,055	0.88
AMP Life Limited	361,100	0.77
D N Wright	250,000	0.53
Citibank Nominees (New Zealand) Limited	179,731	0.38
A Dilaimi	161,209	0.34
G P Brazil	113,503	0.24
Frater Williams Custodial Services Limited	112,948	0.24
TEA Custodians Ltd - O/A The Mid Cap Index Fund	111,251	0.24
D C J Adams & C L Adams	111,000	0.24
C E Boreham & D P Boreham	100,000	0.21
W R Treuren	100,000	0.21
R G & A K Omnet	100,000	0.21
J S Harker & R D Peterson	100,000	0.21
AXA New Zealand Nominees Limited	99,775	0.21
NZGT Nominees - AIF Equity Fund	89,733	0.19
	38,969,416	**82.82**

In the above table, the shareholding of New Zealand Central Securities Depositary Limited (NZCSD) has been re-allocated to the applicable members of NZCSD.

Spread Of Warrantholders (as at 31 May 2002)

Number of warrants	Number of holders	Total warrants held	%
1 - 1,000	3,683	1,607,448	3.42
1,001 - 5,000	1,192	2,566,368	5.45
5,001 - 10,000	90	695,267	1.48
10,001 - 50,000	93	2,130,193	4.53
50,001 - 100,000	16	1,179,757	2.51
> 100,000	9	38,871,811	82.61
	5,083	**47,050,844**	**100.00**

Shareholder Information

Twenty Largest Infrastructure Bondholders (Series 03, 04, 05 and 06) (as at 31 May 2002)

	Bonds held	%
National Nominees New Zealand Limited	2,484,224	1.64
Custodial Services Limited	2,251,072	1.48
ASB Nominees Limited	1,200,000	0.79
Rotorua Energy Charitable Trust	1,000,000	0.66
Salvation Army (New Zealand) Property Trust Board	875,000	0.58
Roman Catholic Bishop of Palmerston North	600,000	0.40
Presbyterian Support Services (South Canterbury)	500,000	0.33
New Zealand Methodist Trust Association	380,000	0.26
Presbyterian Savings and Development Society of NZ Inc	360,000	0.24
J C & M O Mackersey	350,000	0.23
Roman Catholic Bishop of the Diocese of Hamilton	300,000	0.20
G Wright	300,000	0.20
Frimley Foundation	288,000	0.19
H B Williams Turanga Trust	288,000	0.19
M F Bayliss & P N Wood	250,000	0.16
Dunedin Diocesan Trust Board	250,000	0.16
S B & N J Chilcott	250,000	0.16
Presbyterian Support Services (South Canterbury) Inc	250,000	0.16
H A Verry & F A Girvan	240,000	0.15
D MacCulloch	225,000	0.15
	12,641,296	**8.33**

In the above table, the shareholding of New Zealand Central Securities Depositary Limited (NZCSD) has been re-allocated to the applicable members of NZCSD.

Spread Of Infrastructure Bondholders (Series 03, 04, 05 and 06) (as at 31 May 2002)

Number of bonds	Number of holders	Total bonds held	%
1 - 1,000	3,827	1,665,567	1.10
1,001 - 5,000	2,326	7,896,623	5.20
5,001 - 10,000	2,088	18,505,289	12.19
10,001 - 20,000	1,866	30,521,209	20.11
20,001 - 50,000	1,511	50,751,924	33.44
50,001 - 100,000	276	21,320,636	14.05
100,001 - 500,000	86	16,815,406	11.08
> 500,000	3	4,294,224	2.83
	11,983	**151,770,878**	**100.00**

Comparative Financial Review

	2002 $000	2001 $000	2000 $000	1999 $000	1998 $000	1997 $000	1996 $000	1995 $000
Financial Performance								
Operating revenue	128,249	68,161	55,552	20,283	12,982	8,700	4,994	2,017
Earnings before interest, depreciation								
taxation and investment realisations	40,632	35,546	33,010	15,474	9,862	5,770	3,297	1,205
Investment realisations	28,039	11,573	22,200	11,383	244	620	1,340	(4)
Net surplus after taxation								
and minorities	22,573	16,471	34,168	26,555	10,106	6,318	4,341	1,178
Dividends paid and declared	13,342	17,564	18,324	15,135	9,618	5,898	2,993	-
Financial position								
Represented by								
Investments	218,376	161,917	203,381	183,880	124,805	108,621	92,690	41,243
Non currents assets	522,892	413,345	288,680	225,072	-	-	-	-
Current assets	55,422	37,901	7,810	9,327	12,527	35,628	16	8,029
	796,690	**613,163**	**499,871**	**418,279**	**137,332**	**144,249**	**92,706**	**49,272**
Less:								
Current liabilities	21,366	25,554	9,467	43,725	6,423	5,109	11,075	184
Non-current liabilities	184,422	213,538	162,450	150,492	-	-	-	-
Infrastructure bonds	170,620	150,620	121,451	43,555	-	-	-	-
	376,408	**389,712**	**293,368**	**237,772**	**6,423**	**5,109**	**11,075**	**184**
	420,282	**223,451**	**206,503**	**180,507**	**130,909**	**139,140**	**81,631**	**49,088**
Outside equity interest								
in subsidiaries	100,311	61,734	37,985	39,344	-	-	-	-
Equity	319,971	161,717	168,518	141,163	130,909	139,140	81,631	49,088
	420,282	**223,451**	**206,503**	**180,507**	**130,909**	**139,140**	**81,631**	**49,088**
Dividend per share	7.00c	9.25c	9.25c	8.00c	5.00c	3.00c	2.66c	-
Shares on issue	185,872	185,808	189,328	189,320	190,763	199,606	112,517	50,013

Directory

Directors
K J O'Connor (Chairman)
D A R Newman
J K Peterson
D P Saville

Registered Office
97 The Terrace
PO Box 320
Wellington
Telephone: 04 473 3663

Internet address
http://www.infratil.com

Managers
Morrison & Co Infrastructure
Management Limited
97 The Terrace
PO Box 1395
Wellington
Telephone: 04 473 2399
Facsimile: 04 473 2388

Internet address
http://www.hrlmorrison.com

Share Registrar
BK Registries
138 Tancred Street
PO Box 384
Ashburton
Telephone: 03 308 8887
E-mail: info@bkregistries.co.nz

Auditor
KPMG
KPMG Centre
135 Victoria Street
PO Box 996
Wellington

Bankers
ANZ Banking Group
(New Zealand) Limited
215-229 Lambton Quay
Wellington

Bank of New Zealand
State Insurance Tower
1 Willis Street
Wellington

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.

INDEPENDENT AUDITORS' REPORT
AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001
(PREPARED UNDER ACCOUNTING STANDARDS
GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA)

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.
INDEX TO FINANCIAL STATEMENTS

Contents | Page(s)

德勤华永会计师事务所

Deloitte Touche Tohmatsu
Certified Public Accountants
30/F Bund Center
222 Yan An Road East
Shanghai 200002, PRC

中国上海市延安路 222 号
外滩中心 30 楼
邮编:200002

Beijing Branch
Deloitte Tower, 11th Floor
Sun Dong An Plaza, 138 Wangfujing Dajie
Beijing 100006, PRC
Tel: 86 (10) 6528 1599
Fax: 86 (10) 6528 1571

北京分所
中国北京王府井大街 138 号
新东安 德勤大楼十一层
邮政编码: 100006
电话: 86 (10) 6528 1599
传真: 86 (10) 6528 1598

Deloitte
Touche
Tohmatsu

R 03-045

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Owners of SHIJIAZHUANG CHENGFENG COGEN CO., LTD.

We have audited the accompanying balance sheets of Shijiazhuang Chengfeng Cogen Co., Ltd. ("the Company") as of December 31, 2002 and 2001, and the related statements of income, owners' equity, and cash flows for the years then ended (expressed in Renminbi). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Certified Public Accountants Ltd.
Beijing, China
January 6, 2003

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
	RMB	RMB
ASSETS		
Current assets:		
Cash and cash equivalents	15,419,237	12,150,257
Restricted cash	2,300,000	53,819,685
Accounts and notes receivable	7,299,892	4,179,968
Amounts due from related parties	9,868,532	123,630
Inventories	10,755,552	6,416,593
Prepaid expenses and other current assets	2,902,148	2,988,526
Total current assets	48,545,361	79,678,659
Property, plant and equipment, net	165,310,615	170,872,501
Non-current receivables	-	13,337,569
TOTAL ASSETS	213,855,976	263,888,729
LIABILITIES AND OWNERS' EQUITY		
Current liabilities:		
Short-term borrowings	49,744,000	126,520,000
Accounts payable	10,936,648	5,398,278
Amounts due to related parties	13,200,000	42,338,764
VAT and other taxes payable	2,194,779	183,397
Accrued expenses and other current liabilities	2,960,720	3,654,444
Construction payables	23,748,176	25,842,176
Total current liabilities	102,784,323	203,937,059
Long-term liabilities:		
Long-term debt	30,000,000	-
Total liabilities	132,784,323	203,937,059
Owners' equity:		
Registered capital	76,182,970	76,182,970
Retained earnings	4,888,683	(16,231,300)
Total owners' equity	81,071,653	59,951,670
TOTAL LIABILITIES AND OWNERS' EQUITY	213,855,976	263,888,729

See notes to financial statements.

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	December 31, 2002	December 31, 2001
	RMB	RMB
Operating revenues:		
- Electricity	41,247,721	40,224,098
- Steam	26,538,307	8,942,052
- Other income	15,142	120,000
	67,801,170	49,286,150
Cost of operations:		
Fuel	(30,587,575)	(19,142,150)
Raw materials and consumables	(3,238,686)	(2,060,856)
Repairs and maintenance	(1,766,195)	(1,485,287)
Staff costs	(4,198,786)	(3,755,407)
Depreciation and amortization	(9,540,049)	(9,153,509)
Other operating expenses	(2,871,612)	(2,695,841)
	(52,202,903)	(38,293,050)
Income from operations	15,598,267	10,993,100
Other income, net	12,360,108	-
Interest expense - bank	(1,610,031)	(4,394,336)
- related parties	(5,179,140)	(4,062,375)
Interest income	99,233	655,463
Exchange loss	(148,454)	(42,143)
Income before income taxes	21,119,983	3,149,709
Provision for income taxes	-	-
Net income	21,119,983	3,149,709

See notes to financial statements.

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.
STATEMENTS OF OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	Registered capital RMB	Retained earnings RMB	Total RMB
Balance at January, 1 2001	76,182,970	(19,381,009)	56,801,961
Net income for the year	-	3,149,709	3,149,709
Balance at December 31, 2001	76,182,970	(16,231,300)	59,951,670
Net income for the year	-	21,119,983	21,119,983
Balance at December 31, 2002	76,182,970	4,888,683	81,071,653

See notes to financial statements.

SHIJIAZHUANG CHENGFENG COGEN CO., LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

	Year ended December 31, 2002	Year ended December 31, 2001
	RMB	RMB
Cash flows from operating activities:		
Net income	21,119,983	3,149,709
Adjustments to reconcile net income to net cash used in operating activities:		
Other income - net	(12,360,108)	-
Depreciation and amortization	9,540,049	9,153,509
Gain on disposal of property, plant and equipment	(32,740)	-
Changes in operating assets and liabilities:		
Inventories	(4,338,959)	(3,531,555)
Accounts receivable	(3,119,924)	(2,323,286)
Amounts receivable from related parties	(9,744,902)	(123,630)
Prepaid expenses and other current assets	86,378	(1,683,513)
Accounts payable	5,538,370	14,986
Amounts due to related parties	(16,778,656)	25,027,713
VAT and other taxes payable	2,011,381	(167,501)
Accrued expenses and other current liabilities	(693,724)	1,861,512
Net cash used in operating activities	(8,772,852)	31,377,944
Cash flows from investing activities:		
Purchase of property, plant and equipment	(6,381,895)	(441,724)
Decrease in non-current receivables	13,337,569	1,896,675
Proceeds on disposal of property, plant and equipment	342,473	-
Net cash provided by investing activities	7,298,147	1,454,951
Cash flows from financing activities:		
New loans raised	40,000,000	105,820,000
Repayments of loans	(86,776,000)	(96,000,000)
Decrease in restricted cash	51,519,685	(33,119,685)
Net cash provided by financing activities	4,743,685	(23,299,685)
Net increase in cash and cash equivalents	3,268,980	9,533,210
Cash and cash equivalents, beginning of year	12,150,257	2,617,047
Cash and cash equivalents, end of year	15,419,237	12,150,257
Supplemental disclosure of cash flow information:		
Interest paid	1,610,031	-

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principal Activities

Shijiazhuang Chengfeng Cogen Co., Ltd. (the "Company") was established in Zhengding, Shijiazhuang, Hebei province, the People's Republic of China ("PRC") by Shijiazhuang City Zhengding Chemical Fertilizer Group Co., Ltd. ("ZCFG") and Peak Pacific Investment Company Ltd. ("PPIC") as a Sino-foreign co-operative joint venture on September 13, 1997 with an operating period of 22 years. The registered capital of the Company is USD9,200,000. Of the registered capital, ZCFG should contribute USD2,760,000, representing 30% of the registered capital; and PPIC should contribute USD6,440,000, representing 70% of the registered capital. On December 2, 2002, ZCFG transferred its interest in the Company to PPIC.

Details of the capital contributions as of December 31, 2002.

	%	USD	RMB Equivalent
PPIC	100	9,200,000	76,182,970

The Company is principally engaged in the generation and sale of electricity and steam. The Company was established to construct and operate a heat and power plant with two 12 megawatt electricity generators. All revenues, profits and losses are generated in the PRC and all of the Company's assets are located in the PRC.

Summary of Significant Accounting Policies

The principal accounting policies, which have been adopted in preparing these financial statements and which conform to the accounting principles generally accepted in the United States of America ("US GAAP") are as follows:

Basis of Preparation - These financial statements of the Company are prepared in accordance with US GAAP. This basis of accounting differs from that used in the statutory financial statements of the Company which are prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises with foreign investment as established by the PRC Ministry of Finance (collectively referred to as "PRC GAAP").

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid debt instruments with maturities of three months or less at the date of purchase to be cash equivalents. The Company's cash equivalents are maintained with high quality credit institutions and their recorded cost approximates their fair market value.

Inventories - Inventories of fuel and spare parts are stated at the lower of cost, determined principally by the weighted average method, or market. Cost includes the purchase price of inventories, transportation, insurance expense, and other related expenses.

Property, plant and equipment - Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives as follows:

Land use rights	22 years
Buildings	20 years
Machinery	20 years
Furniture and office equipment	5 years
Transportation equipment	3 years

No depreciation is provided for construction in progress.

Long-lived assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the asset, is recognized if expected future undiscounted cash flows are less than the carrying amount of the assets. No impairment charge was recorded in 2002.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition - Electricity sales represent the invoiced amounts, excluding value-added tax ("VAT") and net of sales discounts, for electricity generated and transmitted to the electric delivery points stipulated in the Power Purchase Agreement ("PPA").

Revenues from the sale of electricity are recognized upon transmission of electricity. The electricity supplied will be charged at rates calculated in accordance with the formula stipulated in the PPA. Tariff implementation is subject to the approval from the local Pricing Bureau. The current rate approved by the local pricing bureau is RMB0.374 per kilowatt hour ("KWH") (inclusive of VAT) at peak periods and RMB0.36 per KWH (inclusive of VAT) for off-peak supply.

Revenue from the sales of steam is recognized on the provision of steam in accordance with the Steam Purchase Agreement.

Interest income earned from deposits placed with banks is recognized on a straight-line basis.

Income taxes - Income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

Foreign currency translation - The financial statements of the Company are presented in RMB, as it is the functional currency of the Company. Transactions in foreign currencies are translated at rates of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are retranslated at rates ruling at the balance sheet date. Exchange differences are recognized in the statement of income.

The functional currency of the Company is the local currency.

Financial instruments - The carrying value of financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable, other payables and short-term bank loans are carried at cost which approximates fair value due to the short-term nature of these instruments. The Company does not use derivative investments to manage risks.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently issued accounting standards - In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.144, "Accounting for Impairment of Disposal of Long-Lived Assets". SFAS No.144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company does not expect the adoption of SFAS No.144, effective January 1, 2002, will have a material impact on its financial statements.

In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No.146 supersedes previous accounting guidance, principally Emerging Issue Task Force Issue ("EITF") No.94-3. The Company will adopt the provisions of SFAS No.146 for restructuring activities initiated after December 31, 2002. SFAS No.146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No.94-3, a liability for an exit cost was recognized at the date of a Company's commitment to an exit plan. SFAS No.146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No.146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

Financial risks management objective and policies

(i) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to the group. The Company has adopted the policy of only dealing with creditworthy counterparts and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial losses from defaults. The Company measures credit risk on a fair value basis.

The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents the group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(ii) Business risk

The Company's operations are conducted in PRC and accordingly is subject to special considerations and significant risks relating to the energy industry in China. These include risks associated with, among others, the political, economic and legal environment.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(iii) Economic risk

The Company's operations may be adversely affected by significant political, economic and social uncertainties in PRC. Although the PRC government has been pursuing economic reform policies for the past years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered.

(iv) Foreign exchange risk

The Company's liabilities denominated in foreign currency are exposed to currency translation risk as the primary income of the Company is in RMB.

(v) Interest rate risk

The Company's primary interest rate risk relates to interest bearing debt. The Company primarily raises long-term loans based on expectations to future interest rate trend. As at the balance sheet date, the average term to maturity of the Company's loans was approximately 40 months and 7.74% of the interest bearing debt had fixed interest rate terms.

(vi) Liquidity risk

It is the Company's policy for the raising of capital and the placing of surplus fund to be managed centrally. The Company has targets for available funds in the form of surplus liquidity and irrevocable credit facilities, which are always to be available to the Company at any given time.

(vii) Fair value of financial assets and financial liabilities

The carrying amount of financial assets and financial liabilities reported in the balance sheet approximate the fair value of those assets and liabilities.

2. INVENTORIES

	2002 RMB	2001 RMB
Fuel	9,614,747	5,678,671
Spare parts and consumables	1,140,805	737,922
	10,755,552	6,416,593

3. PROPERTY, PLANT AND EQUIPMENT, NET

	2002	2001
	RMB	RMB
Land use rights	10,224,340	10,224,340
Buildings	45,472,670	44,671,445
Machinery	126,040,732	125,218,583
Furniture and office equipment	626,736	566,846
Transportation equipment	1,614,137	1,522,172
Less: accumulated depreciation and amortization	21,380,109	12,095,597
Construction in progress	2,712,109	764,712
Property- plant and equipment, net	165,310,615	170,872,501

Machinery totaling RMB12,560,000 was pledged to a bank for RMB6,000,000 credit facilities amounted.

4. SHORT-TERM BORROWINGS

Lender	Currency of borrowing	Interest rate (per annum)	2002	2001
			RMB	RMB
Everbright Bank	RMB	5.841%	10,000,000	52,000,000
PPIC (Labuan)	USD	9%	39,744,000	74,520,000
			49,744,000	126,520,000

The borrowings from Everbright Bank is guaranteed by Wuan Peak Heat & Power Co, Ltd, a related company.

5. LONG-TERM DEBT

Long-term debt consisted of the following:

	2002	2001
	RMB	RMB
6.696% senior term loan due in 2007, denominated and repayable in RMB	30,000,000	-
Less: current maturities of long-term debt	-	-
	30,000,000	-

5. LONG-TERM DEBT - CONTINUED

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following December 31, 2002, are as follows:

2003	-
2004	-
2005	5,000,000
2006	5,000,000
2007	20,000,000
	30,000,000

The above long-term loan is from the Agriculture Bank of China and is guaranteed by Henan Yongfeng Power Electric Co., Ltd, a subsidiary of PPIC.

6. OTHER INCOME

Other income represented compensation from ZCFG in relation to a breach of the minimum offtake agreement.

7. INCOME TAXES

In accordance with the Income Tax Law of the PRC for Enterprise with Foreign Investments and Foreign Enterprises, the Company is entitled to full exemption from Foreign Enterprise Income Tax ("FEIT") for the first two years and a 50% reduction for the next three years, commencing from the first profit-making year after offsetting all tax losses carried forward from the previous five years. The Company hasn't obtained approval from the state tax authority for this tax preferential treatment.

In accordance with a circular issued by the State Council, effective January 1, 1999, foreign investment enterprises throughout the PRC in the fields of energy, may pay FEIT at the rate of 15% subject to approval from the State Administration for Taxation. The Company has applied to the state tax authority for this tax preferential treatment and is awaiting for approval.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences arising from differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized when their realization is considered to be probable.

As of December 31, 2002 and 2001, there were no significant temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet of the Company, which would result in deferred taxation.

8. RELATED PARTY TRANSACTIONS

The Company has entered into a number of transactions with related parties. The balances and transactions with these related parties for the years ended and as of December 31, 2002 and 2001 are as follows:

(1) Amounts due from related parties, which are non-interest bearing, unsecured and have no specific terms of payment, are composed of the following:

		2002 RMB	2001 RMB
PPIC	(a)	3,565,709	123,630
ZCSC - Included in noncurrent receivable	(b)	6,302,823	11,837,569
		9,868,532	11,961,199

(2) Amounts due to related parties, which are non-interest bearing, unsecured and repayable on demand are composed of the following:

		2002 RMB	2001 RMB
PPIC		-	3,804,984
PPIC (Labuan) - Interest		-	4,210,238
- Others		-	6,683,542
Henan Anfeng Power Electric Co., Ltd.	(c)	7,500,000	7,500,000
Henan Yongfeng Power Electric Co., Ltd.	(c)	5,700,000	19,700,000
ZCSC		-	440,000
		13,200,000	42,338,764

(3) Financing

	2002 RMB	2001 RMB
Short-term loan borrowed from PPIC (Labuan)		
- Principal		
At January 1	74,520,000	20,700,000
Draw down	-	53,820,000
Repayment	(34,776,000)	-
At December 31	39,744,000	74,520,000

8. RELATED PARTY TRANSACTIONS - CONTINUED

(3) Financing - Continued

	2002 RMB	2001 RMB
Interest occurred for short-term loan borrowed from PPIC (Labuan)		
At January 1	4,210,238	147,683
Interest accrued	5,179,140	4,063,355
Repayment	(9,389,378)	-
At December 31	-	4,210,238

(4) Guaranteed by related parties

		2002 RMB	2001 RMB
The bank loan guaranteed by Wuan Peak Heat & Power Co., Ltd.	(c)	10,000,000	-
The bank loan guaranteed by Henan Yongfeng Power Electric Co., Ltd.	(c)	30,000,000	-

(a) The holding company
(b) A company under same management control
(c) A subsidiary of PPIC

(5) Sales of steam

	2002 RMB	2001 RMB
ZCSC	26,538,306	8,942,052

8. RELATED PARTY TRANSACTIONS - CONTINUED

(6) Other transactions

	2002	2001
	RMB	RMB
Advance received (repayment):		
- Henan Anfeng Power Electric Co., Ltd.	-	4,400,000
- Henan Yongfeng Power Electric Co., Ltd.	(14,000,000)	16,600,000
- ZCSC	-	440,000
	(14,000,000)	21,440,000
Payment on behalf:		
- PPIC	3,500,000	123,630
Settlement of amount due to related party		
- PPIC	-	3,804,984
- PPIC (Labuan)	-	4,210,238
	-	8,015,222

9. RETIREMENT BENEFITS

Eligible employees of the Company who are citizens of the PRC are entitled to retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed benefits plan. The PRC government is responsible for the benefit liability to these retired employees. The Company is required to make contributions to the state retirement plan at 20% of their average monthly salaries.

The aggregate amounts expensed by the Company in respect of the above plan amounted to RMB186,674 and RMB821,382 for the year ended December 31, 2002 and 2001, respectively.

* * * * *

LDM Utility Co, S.A. de C.V.

LAGUNA DEL MAR
RFC: LUC990304KHA

BALANCE SHEET AS OF DECEMBER31,2002

Date 20/03/2003

Page 1

ASSETS

CURRENT ASSETS

Cash	180,948.07
Sundry debtors	421,428.99
Accounts receivables from affiliates	6,981,436.68
Value added tax recoverable	1,233,382.09
Investments in shares	721,266.44
Income tax withold	1,344.61
TOTAL CURRENT ASSETS	*9,539,806.88*

FIXED ASSETS

Furniture and office equipment	33,703.25
Transportation equipment	90,988.28
Computer equipment	45,581.66
Buildings	195,826.30
Electric equipment	5,095.92
Work in progress	27,950,873.84
Other equipment	5,822.90
Restatement of fixed assets	19,107.49
Land	5,772,283.39
Restatement land	25,910.84
Comunication equipment	7,457.38
Machinery and equipment	307,282.70
Comp equipment	1,855.08
TOTAL FIXED ASSETS	*34,461,789.03*

DEFERRED CHARGES

Scottsdales office expenses	111,696.26
Marketing expenses	603,953.08
Others engineering expenses	2,125,408.48
Legal expenses	1,911,502.66
Managment operative expenses	2,827,759.18
Office expenses	588,434.29
Camp and Security	226,730.12
Rights and concessions	823,008.61
Others administrative expenses	1,012,455.95
Taxes and contributions	54,900.36
Depreciation	64,917.63
Amortization	225,370.57
Financing cost	1,202,393.55
Restatement of deferred charges	1,292,276.98
Restatement of depreciation and amortization	60,280.57
Beneficiary rights	12,061.03
TOTAL DEFERRED CHARGES	*13,143,149.32*

TOTAL ASSETS	*57,144,745.23*

LIABILITIES

CURRENT LIABILITIES

Sundry creditors	66,328.80
Income tax withhold	3,117.60
Value added tax withhold	2,980.00
TOTAL CURRENT LIABILITIES	*72,426.40*

FIXED LIABILITIES

Long-term loan	43,256,736.41
Long-term interest	11,309,052.99
TOTAL FIXED LIABILITIES	*54,565,789.40*

CAPITAL ACCOUNT

Capital Stock	6,839.56
Net income 2001	2,499,689.87
TOTAL CAPITAL ACCOUNT	*2,506,529.43*

[redacted]

TOTAL LIABILITIES & CAPITAL ACCOUNT	*57,144,745.23*

DOLLARS

PARECER DOS AUDITORES INDEPENDENTES

Aos
Acionistas e Administradores da
Saelpa - Sociedade Anônima de Eletrificação da Paraíba
João Pessoa – PB

1. Examinamos o balanço patrimonial da SAELPA - SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA, levantado em 31 de dezembro de 2002, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nosso exame foi conduzido de acordo com as normas brasileiras de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e o sistema contábil e de controles internos da Sociedade; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Sociedade, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Saelpa - Sociedade Anônima de Eletrificação da Paraíba, em 31 de dezembro de 2002, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

4. Conforme detalhado na nota explicativa nº. 4 às demonstrações financeiras, em 31 de dezembro de 2002, a Sociedade tem registrado, no ativo circulante, valores a receber no montante de R$15.266 mil, relativos às transações de venda e compra de energia realizada no âmbito do Mercado Atacadista de Energia Elétrica – MAE e, no passivo circulante, valores a pagar no montante de R$221 mil, relativo aos encargos de serviço sistema, ambos com base em cálculos preparados e divulgados pelo MAE. Esses valores podem estar sujeitos a modificação dependendo da decisão de processos judiciais em andamento movidos por empresas do setor, relativos a interpretação das regras do mercado em vigor.

A liquidação financeira desses valores, programada para 22 de novembro de 2002, foi postergada em razão de novo acordo entre as empresas do setor e o governo. Após 31 de dezembro e até a data deste parecer, a Sociedade recebeu R$6.584 mil. O sucesso dessa

negociação e liquidação depende da capacidade financeira das empresas do setor em honrar seus compromissos.

5. Em 21 de dezembro de 2001, foi editada a Medida Provisória nº. 14, convertida na Lei nº. 10.438, de 26 de abril de 2002, disciplinando, entre os assuntos, a recomposição do equilíbrio econômico-financeiro das empresas distribuidoras de energia elétrica, garantido nos contratos de concessão, em razão do Programa Emergencial de Redução do Consumo de Energia Elétrica. As informações detalhadas e os impactos sobre a situação patrimonial e financeira e no resultado das operações relativos ao Acordo Geral do Setor Elétrico estão divulgados na nota explicativa nº. 5 às demonstrações financeiras.

6. No exercício findo em 31 de dezembro de 2002, a Sociedade apresentou capital circulante líquido negativo no montante de R$82.594 mil. A Sociedade apresenta um endividamento por empréstimos e financiamentos no montante de R$145.085 (R$101.470 mil no curto prazo e R$43.615 mil no longo prazo), que tem contribuido para impactar de forma negativa e significativa o seu resultado financeiro e, por consequência o resultado das operações da Sociedade. Conforme mencionado na nota explicativa nº. 1, a Administração vem negociando junto às instituições financeiras credoras, o alongamento do perfil das dívidas de financiamentos, objetivando o restabelecimento do equilíbrio econômico e financeiro da Sociedade.

7. As demonstrações financeiras referentes ao exercício findo em 31 de dezembro de 2001, apresentadas para fins de comparação, foram examinadas por outros auditores independentes que emitiram parecer de auditoria em 27 de março de 2002, sem ressalvas e incluindo parágrafo de ênfase mencionando que os valores a receber relativos ao período de racionamento encontravam-se pendentes de revisão e homologação e os saldos de energia comercializada no âmbito do MAE foram registrados com base em dados preliminares fornecidos pelo ASMAE.

Rio de Janeiro, 24 de março de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/S-RJ

Marcelo C. Almeida
Contador
CRC – RJ 36.206 – 3/S-PB

SAELPA - SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍB

CNPJ (MF) Nº 09.095.183/0001-40

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais)

ATIVO	2002	2001
CIRCULANTE		
Numerário disponível	6,796	3,010
Consumidores e concessionárias	157,645	154,529
Títulos de créditos a receber	21,581	15,129
Créditos renegociados	32,692	39,176
Recomposição tarifária extraordinária	18,167	26,147
Provisão para créditos de liquidação duvidosa	(74,672)	(73,942)
Estoques	1,543	2,350
Impostos a recuperar	10,183	13,687
Despesas pagas antecipadamente	4,130	1,932
Outros créditos	15,888	672
	193,953	182,690
REALIZÁVEL A LONGO PRAZO		
Recomposição tarifária extraordinária	53,593	52,296
Títulos de créditos a receber	10,205	4,266
Créditos renegociados	20,638	28,007
Créditos com partes relacionadas	11,058	6,587
Impostos a recuperar	4,159	5,833
Créditos tributários	91,912	92,914
Depósitos judiciais	13,958	10,703
Outros	11,569	13,749
	217,092	214,355
PERMANENTE		
Investimentos	246	189
Imobilizado	217,370	201,621
Diferido	1,718	1,820
	219,334	203,630
TOTAL DO ATIVO	630,379	600,675

As notas explicativas são parte integrante das demonstrações financeiras.

SAELPA - SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA

CNPJ (MF) Nº 09.095.183/0001-40

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais)

PASSIVO	2002	2001
CIRCULANTE		
Fornecedores	46,166	116,059
Empréstimos e financiamentos	101,470	45,194
Folha de pagamento	1,169	1,454
Tributos e contribuições sociais	89,819	67,052
Obrigações estimadas	3,006	2,887
Encargos do consumidor a recolher	1,370	2,902
Taxa de iluminação pública arrecadada	3,476	3,384
Provisões do deficit atuarial da Funasa	3,865	3,865
Outras contas a pagar	26,206	4,078
	276,547	**246,875**
EXIGÍVEL A LONGO PRAZO		
Fornecedores	21,348	17,316
Empréstimos e financiamentos	43,615	16,702
Tributos e contribuições sociais	44,405	54,198
Débitos com partes relacionadas	12,440	57,409
Provisões para contingências	74,608	78,120
Provisões do deficit atuarial da Funasa	24,703	24,297
Outros	6,850	7,284
	227,969	**255,326**
PATRIMÔNIO LÍQUIDO		
Capital social	181,401	181,401
Reserva de capital	2,994	2,994
Prejuízos acumulados	(58,532)	(85,921)
	125,863	**98,474**
TOTAL DO PASSIVO	**630,379**	**600,675**

As notas explicativas são parte integrante das demonstrações financeiras.

SAELPA - SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA

CNPJ (MF) Nº 09.095.183/0001-40

DEMONSTRAÇÕES DO RESULTADO

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais, exceto o lucro líquido (prejuízo) por lote de mil ações)

	2002	2001
Receita operacional		
Fornecimento de energia elétrica	342,495	354,789
Suprimento de energia elétrica	48,469	20,943
Outras receitas	4,482	3,209
	395,446	378,941
Deduções à receita operacional		
Quota para reserva global de reversão - RGR	3,655	4,018
ICMS faturado	63,660	49,056
Pis e cofins	14,750	13,488
	82,065	66,562
Receita operacional líquida	**313,381**	**312,379**
Despesa (receita) operacional		
Pessoal	34,778	34,726
Material	6,045	5,474
Serviços de terceiros	27,660	20,029
Energia elétrica comprada para revenda	109,754	222,250
Transporte de potência elétrica	28,757	21,956
Depreciação e amortização	15,329	13,433
Quota para conta de consumo de combustível	9,041	6,781
Reversão de provisão para contingências	(131)	(5,664)
Devedores duvidosos provisão (reversão)	730	(5,860)
Outras despesas	6,173	4,935
	238,136	318,060
Resultado do serviço	**75,245**	**(5,681)**
Receita (despesa) financeira		
Renda de aplicações financeiras	298	52
Acréscimo moratório sobre contas de energia	10,501	6,572
Outras receitas financeiras	12,669	6,146
Encargos de dívidas	(43,740)	(19,861)
(-) Transferências para o imobilizado em curso	149	-
Outras despesas financeiras	(20,586)	(6,714)
	(40,709)	(13,805)
Resultado operacional	**34,536**	**(19,486)**
Receita não operacional	3,402	455
Despesa não operacional	(910)	(261)
Lucro (prejuízo) antes da contribuição social e do imposto de renda	**37,028**	**(19,292)**
Imposto de renda e contribuiição social	(9,639)	6,011
Lucro líquido (prejuízo) do exercício	**27,389**	**(13,281)**
Lucro líquido (prejuízo) por lote de mil ações - R$	**37.46**	**(18.16)**

As notas explicativas são parte integrante das demonstrações financeiras.

SAELPA - SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA

CNPJ (MF) Nº 09.095.183/0001-40

DEMONSTRAÇÕES DAS ORIGENS E APLICAÇÕES DE RECURSOS

PARA OS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais)

	2002	2001
Origens de recursos		
De Terceiros		
Financiamentos captados	55,731	7,506
Empréstimos com partes relacionadas	-	57,409
Parcelamento de ICMS	64,995	-
Contribuição do consumidor	13,412	492
Redução do realizável a longo prazo	2,420	9,536
Total das origens	**136,558**	**74,943**
Aplicações de recursos		
Nas Operações		
Prejuízo (lucro) do exercício	(27,389)	13,281
Receitas (despesas) que não afetam o capital circulante líquido:		
Depreciação e amortização	(15,329)	(13,433)
Juros e variações monetárias de ítens de longo prazo	(5,824)	(13,375)
Reversão de provisão para contingências	3,512	12,664
Imposto de renda e contribuição social diferidos	(1,002)	6,011
Recomposição tarifária extraordinária de longo prazo, líquida	1,381	34,393
Conta de variação de valores Parcela A - CVA	(1,447)	2,482
Valor residual de ítens de ativo permanentes baixados	(977)	(474)
Outros	-	450
Total aplicado nas operações	(47,075)	41,999
Outras aplicações		
Nos investimentos	56	31
No imobilizado	45,109	42,670
No diferido	257	2,070
Transferência do exigível a longo prazo para o circulante	156,620	66,128
Total das aplicações	**154,967**	**152,898**
Redução do capital circulante líquido	**(18,409)**	**(77,955)**
Demonstração da variação do capital circulante líquido		
Ativo circulante		
No início do exercício	182,690	107,144
No fim do exercício	193,953	182,690
	11,263	**75,546**
Passivo circulante		
No início do exercício	246,875	93,374
No fim do exercício	276,547	246,875
	29,672	**153,501**
Redução do capital circulante líquido	**(18,409)**	**(77,955)**

As notas explicativas são parte integrante das demonstrações financeiras.

SAELPA - SOCIEDADE ANÔNIMA DE ELETRIFICAÇÃO DA PARAÍBA

CNPJ (MF) Nº 09.095.183/0001-40

Demonstrações das Mutações do Patrimônio Líquido

para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

	Capital social	Reserva de Capital Remuneração das imobilizações em curso	Prejuízos acumulados	Total
Saldos em 01 de janeiro de 2001	**181,401**	**2,994**	**(75,907)**	**108,488**
Reversão déficit atuarial - Funasa	-	-	4,876	4,876
Efeitos tributários sobre a reversão do déficit atuarial - Funasa	-	-	(1,609)	(1,609)
Prejuízo do exercício	-	-	(13,281)	(13,281)
Saldos em 31 de dezembro de 2001	**181,401**	**2,994**	**(85,921)**	**98,474**
Lucro líquido do exercício	-	-	27,389	27,389
	-			
Saldos em 31 de dezembro de 2002	**181,401**	**2,994**	**(58,532)**	**125,863**

As notas explicativas são parte integrante das demonstrações financeiras.

Notas Explicativas às Demonstrações Financeiras para os exercícios

findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

1. Contexto Operacional

A Sociedade Anônima de Eletrificação da Paraíba - SAELPA é uma concessionária de energia elétrica, que atua em 216 municípios do Estado da Paraíba, atendendo a aproximadamente 792 mil consumidores (quantidade não auditada do pelos auditores independentes).
A SAELPA é controlada (87,63% do capital votante e 74,29% do capital total), pela PBpart - SE 2 Ltda., empresa de propósito específico controlada pela Empresa Energética de Sergipe S.A.– ENERGIPE.

A SAELPA apresentava o capital circulante líquido negativo em 31 de dezembro de 2002 de R$82.594 (R$64.185 em 2001). Esse desequilíbrio decorre da necessidade da empresa se financiar no mercado financeiro de curto prazo, haja vista o desequilíbrio provocado pela redução das receitas operacionais durante o Programa Emergencial de Racionamento (vide nota nº 5), bem como da postergação de 50% da liquidação das transações da energia elétrica ocorridas no Mercado Atacadista de Energia – MAE (vide nota nº 4).

A Administração vem mantendo negociações com as instituições financeiras credoras, visando o alongamento de suas dívidas de curto para longo prazo. Com o resultado dessas negociações, previsto para o primeiro semestre de 2003, a Administração, baseada nas projeções de resultados, espera restabelecer o equilíbrio econômico-financeiro da SAELPA.

2. Apresentação das demonstrações financeiras

As demonstrações financeiras foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira e legislação específica aplicável às concessionárias de Serviços Públicos de Energia Elétrica, estabelecidas pela Agência Nacional de Energia Elétrica – ANEEL, preponderantemente o "Manual de Contabilidade de Serviço Público de Energia Elétrica", de aplicação compulsória a partir de 1º de janeiro de 2002.

3. Sumário das principais práticas contábeis

a) Consumidores e concessionárias engloba o fornecimento de energia faturada e não faturada por estimativa, até o encerramento do balanço, reconhecidas pelo regime de competência;

b) A provisão para créditos de liquidação duvidosa foi constituída em bases consideradas suficientes para fazer face a eventuais perdas na realização dos créditos e levando em conta as instruções da ANEEL;

c) Os estoques estão valorizados ao custo médio de aquisição, que não excede o seu valor de mercado;

d) Os investimentos estão contabilizados ao custo, corrigido monetariamente até 31 de dezembro de 1995;

e) O imobilizado está demonstrado ao custo, corrigido monetariamente até 31 de dezembro de 1995. As adições, a partir desta data, estão contabilizadas ao custo. As depreciações são calculadas pelo método linear, com base no prazo de vida útil estimada dos bens e são debitadas ao resultado do exercício ou ao custo das imobilizações em curso;

f) Os juros e demais encargos financeiros e efeitos inflacionários, relativos aos financiamentos obtidos de terceiros, efetivamente aplicados no imobilizado em curso, foram capitalizados e estão registrados neste subgrupo como custo. A Saelpa optou por não mais capitalizar os juros sobre os investimentos em imobilizado em curso financiados com recursos próprios a partir de 2000;

g) O diferido está representado pelo custo de aquisição de software de manutenção de sistema corporativo. A amortização está sendo realizada pelo prazo de 5 anos;

h) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

i) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada à alíquota de 9%. Os créditos tributários de imposto de renda e contribuição social diferidos em 31 de dezembro de 2002 e 2001 foram constituídos em conformidade com a Instrução CVM nº 371/02 e Deliberação CVM 273/97, respectivamente;

j) As contingências passivas estão provisionadas por valores julgados suficientes pelos administradores e assessores jurídicos para fazer face aos desfechos desfavoráveis;

k) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

l) Os custos associados aos planos de complementação de aposentadoria e pensão são reconhecidos pelo regime de competência, conforme Deliberação CVM nº 371/00;

m) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço.

n) A preparação das demonstrações financeiras de acordo com as práticas de contabilidade emanadas da legislação societária brasileira, requer que a Administração da Saelpa, se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações financeiras. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subsequentes, podem diferir dessas estimativas. As principais estimativas relacionadas às demonstrações financeiras referem-se ao registro dos efeitos decorrentes da compra e venda de energia elétrica no Mercado Atacadista de Energia – MAE, Provisão para Créditos de Liquidação Duvidosa, Provisão para Contingências e Plano de Suplementação de Aposentadoria e Pensões.

4. *Consumidores e concessionárias*

Classes de consumo	Saldos Vincendos	Vencidos até 30 dias	Vencidos de 31 a 90 dias	Vencidos De 91 a 180 dias	Vencidos de 180 a 360 dias	Vencidos há mais de 360 dias	Total 2002	Total 2001
Residencial	6.168	5.592	1.926	1.435	2.289	9.037	26.447	26.729
Industrial	5.136	1.122	613	357	5.139	6.585	18.952	20.995
Comércio, serviços e outras atividades	3.555	2.632	1.366	680	1.461	4.951	14.645	13.404
Rural	771	452	289	183	255	1.241	3.191	3.482
Poder público:								
Federal	553	403	586	685	455	2.970	5.652	16.051
Estadual	886	645	938	1.097	729	4.759	9.054	452
Municipal	632	460	670	783	520	3.397	6.462	1.141
Iluminação pública	1.693	902	1.665	1.947	3.371	28.632	38.210	30.895
Serviço público	2.088	215	55	41	69	254	2.722	2.938
Outros créditos	-	-	-	-	-	-	3.737	7.730
Subtotal – consumidores	**21.482**	**12.423**	**8.108**	**7.208**	**14.288**	**61.826**	**129.072**	**123.817**
Concessionárias (*)	-	-	-	-	-	-	15.448	22.751
Fornecimento não faturado	-	-	-	-	-	-	13.125	7.961
Total	**21.482**	**12.423**	**8.108**	**7.208**	**14.288**	**61.826**	**157.645**	**154.529**

(*) Inclui energia vendida no Mercado Atacadista de Energia – MAE.

A Companhia constituiu provisão para créditos de liquidação duvidosa dos saldos vencidos de longa data, dentro dos critérios técnicos estabelecidos pela ANEEL.

O saldo da conta de consumidores e concessionárias inclui o registro dos valores referentes à comercialização de energia no âmbito do Mercado Atacadista de Energia – MAE no montante de R$15.266, relativos ao período de setembro de 2000 a dezembro de 2002, deduzido da liquidação parcial ocorrida em 30 de dezembro de 2002. Esses saldos foram apurados com base em cálculos preparados e divulgados pelo Mercado Atacadista de Energia - MAE. A liquidação financeira desses valores, incluindo os saldos registrados no passivo circulante de R$221, relativo aos encargos de serviço de sistema, estava programada para 22 de novembro de 2002, mas foi postergada em razão de novo acordo realizado entre as empresas do setor e o Governo. De acordo com o estabelecido nesse novo acordo, 50% do saldo líquido a receber/a pagar deveriam ter a liquidação iniciada até o fim do exercício de 2002 e o saldo remanescente liquidado após a conclusão dos trabalhos de auditoria a ser contratada para essa finalidade.

A Resolução ANEEL nº 763 de 20/12/2002 em conjunto com os Despachos do MAE, estabeleceu a liquidação financeira das operações registradas no MAE, com o seguinte cronograma:

Créditos no MAE	Data de Liquidação
50% dos valores referentes a:	
• set/2000 a set/2002	dez/2002
• out/2002	jan/2003
• nov/2002	fev/2003

• dez/2002 Saldo remanescente	fev/2003 Após conclusão da auditoria a ser realizada nas contabilizações das operações registradas no MAE, com cronograma ainda a ser divulgado pelo MAE

Até 31 de dezembro de 2002 a SAELPA pagou R$196.
De acordo com as regras desse mercado o saldo a receber da primeira parcela não liquidado deverá ser negociado bilateralmente entre as empresas do setor.

Abaixo, apresenta-se a posição da Saelpa junto ao MAE:

Composição dos créditos no MAE	
Setembro/2000 a dezembro/2002:	
• Parcela liberada para liquidação	7.731
• Parcela retida (aguardando finalização de auditoria nas contas do MAE)	
	7.731
• Pagamentos efetuados em dezembro de 2002	196
Saldo em 31 de dezembro de 2002	15.266
Liquidações ocorridas em janeiro e fevereiro de 2003	(6.584)

Os valores da energia no curto prazo podem estar sujeitos a modificação dependendo de decisão dos processos judiciais em andamento, movido por determinadas empresas do setor, relativos a interpretação das regras do mercado em vigor. Essas empresas, não incluídas na área do racionamento, obtiveram liminar que torna sem efeito o Despacho nº. 288 da ANEEL, de 16 de maio de 2002, que objetivou o esclarecimento às empresas do setor sobre o tratamento e a forma de aplicação de determinadas regras de contabilização do MAE, incluídas no Acordo Geral do Setor Elétrico. O pleito dessas empresas envolve a comercialização da cota-parte de Itaipu no submercado Sudeste/Centro-Oeste durante o período de racionamento de 2001 a 2002, quando havia discrepância significativa de preços na energia de curto prazo entre os submercados.

5. *Recomposição tarifária extraordinária*

Com base nas disposições contidas na Lei nº 10.438, de 26 de abril de 2002, e na Resolução nº 91, da Câmara de Gestão da Crise de Energia Elétrica - GCE, de 21 de dezembro de 2001, e na Resolução nº 31, da ANEEL, de 24 de janeiro de 2002, foi instituída a recomposição tarifária extraordinária, que está sendo efetivada por meio da aplicação de reajustes às tarifas de energia elétrica vigentes em 31 de dezembro de 2001, assim reconhecidas pela ANEEL:

a) 2,9% para os clientes residenciais e rurais (exceto baixa renda).
b) 7,9% para os demais clientes.

A referida recomposição visa o equilíbrio econômico-financeiro do contrato de concessão e foi implementada para suprir as perdas observadas em decorrência do Programa Emergencial de Redução do Consumo de Energia Elétrica, durante o período compreendido entre 01 de junho de 2001 e 28 de fevereiro de 2002, a saber:

a) Redução do consumo de energia elétrica do programa de racionamento no período;
b) Conta de Compensação de Variação de Valores de Itens da Parcela A; e
c) Energia Livre – energia contratada pelos geradores para atender o período do Programa Emergencial. Conforme Resolução ANEEL nº 36 de 29 de janeiro de 2003, alterada pela Resolução ANEEL nº 89 de 25 de fevereiro de 2003. Esses valores começarão a ser repassados aos geradores a partir de março de 2003.

Através das Resoluções nº 480, 481, 482 e 483 de agosto de 2002 da ANEEL, os valores homologados relativos à recomposição tarifária extraordinária e energia livre estão demonstrados a seguir:

	Recomposição tarifária	Energia livre	Parcela A	Total
Saldos em 31/12/2001	50.607	26.956	880	78.443
Ajuste Resolução nº 480 e 483	(6.196)	(2.336)	(5)	(8.537)
Constituição conforme Res. nº 481	6.931	2.982	-	9.913
Amortização	(16.710)	-	-	(16.710)
Atualização monetária	8.491	-	160	8.651
Saldos em 31/12/2002	43.123	27.602	1.035	71.760
Parcela de curto prazo	18.167	-	-	18.167
Parcela de longo prazo	24.956	27.602	1.035	53.593

A Resolução ANEEL nº 484 de 29 de agosto de 2002, estabeleceu a vigência do reajuste tarifário extraordinário - RTE nas tarifas de fornecimento de energia elétrica das concessionárias de distribuição de energia elétrica pelo prazo máximo de 75 meses a partir de janeiro de 2001. A administração da SAELPA baseada em projeções internas espera realizar todos os créditos dentro dos prazos definidos por essa Resolução.

O BNDES aprovou linha de crédito para financiamento dos valores de recuperação das perdas decorrentes do Programa de Racionamento. O montante liberado até 31 de dezembro de 2002 é de R$46.971.

6. *Consumidores de baixa renda*

A Lei nº 10.438, de 26 de abril de 2002, estabeleceu as diretrizes para enquadramento na subclasse residencial baixa renda, da unidade consumidora com consumo mensal inferior a 80kWh, tendo o Decreto nº 4.336, de 15 de agosto de 2002, ampliado a regulamentação de enquadramento, para unidades consumidoras com consumo mensal entre 80 e 220 kWh, desde que cumpridos certos requisitos.

Em decorrência de nova classificação, a concessionária procedeu o levantamento das perdas de receita, tendo sido apurado o montante de R$15.230, classificado na rubrica "Outros créditos" no ativo circulante. Esta receita será custeada com recursos financeiros oriundos do adicional de dividendos devidos à União pela ELETROBRÁS, associado às receitas adicionais auferidas pelas concessionárias geradoras, sob controle federal e na insuficiência dos referidos dividendos da Eletrobrás, com recursos da RGR – Reserva Global de Reversão. Simultaneamente, a SAELPA constituiu uma provisão no passivo circulante na conta "Outras Contas a Pagar" no montante de R$17.436, objetivando a devolução dos valores faturados dos consumidores que ainda não tinham sido remanejados para sub-classe baixa-renda de acordo com a legislação em vigor.

7. *Títulos de créditos a receber*

Correspondem às contas de energia elétrica em atraso, renegociadas com os consumidores através de Termos de Confissão de Dívida. Em 31 de dezembro de 2002, estes créditos montam em R$31.786 (19.395 em 2001), sendo R$10.205 (R$4.266 em 2001) classificados no Realizável a Longo Prazo. Do montante dos Títulos de Créditos a Receber, R$ 5.058 encontram-se vencidos há mais de 360 dias, para os quais a Saelpa constituiu Provisão para Créditos de Liquidação Duvidosa.

8. *Créditos renegociados*

Credora	Devedora	Crédito Renegociado	Crédito em 2002	Parcelas Mensais a Receber	Índice de Atualização Anual	Crédito em 2001
Saelpa	Cia. de Água e Esgotos da Paraíba – CAGEPA	79.198	12.415	21	IGP-DI	52.711
Saelpa	Governo do Estado da Paraíba	18.171	40.915	21	IGP-DI	14.472
Total			53.330			67.183
Parcela de curto prazo			32.692			39.176
Parcela de longo prazo			20.638			28.007

Estes créditos, referem-se ao consumo de energia elétrica até junho de 2000, renegociados em julho de 2000. O crédito junto à Companhia de Água e Esgotos da Paraíba – CAGEPA tem como garantia a própria receita da CAGEPA, sendo interveniente repassador o Banco do Estado da Paraíba – Paraiban.

9. *Impostos a recuperar*

	2002	2001
.Imposto sobre Circulação de Mercadorias e Serviços – ICMS	9.780	6.960
.Imposto de Renda Retido na Fonte	572	-
.Imposto de Renda – IRPJ	1.983	8.515
.Contribuição Social Sobre o Lucro – CSSL	1.066	3.567
.Programa de Integração Social – PIS	597	69
.Contribuição para a Seguridade Social – COFINS	258	321
.Contribuições Previdenciárias	86	88
	14.342	19.520
Parcela de curto prazo	10.183	13.687
Parcela de longo prazo	4.159	5.833

10. *Transações com partes relacionadas*

	Pbpart SE 2	Energipe S/A	Cia. Energética da Borborema	Cia. Força e Luz Cataguazes-Leopoldina	Pbpart Ltda	Total 2002	Total 2001
.Adiantamento e empréstimos a (pagar) receber	(496)	-	(5.065)	11.058	(6.879)	(1.382)	(50.822)
. Prestação de serviços	-		-	(707)	-	(707)	(357)

.Aluguel de equipamentos	-	-	-	(7)	-	(7)	-
.Energia elétrica fornecida	-	561	522	-	-	1.083	-
.Receitas (despesas) financeiras	(76)	-	(528)	(1.563)	(4.636)	(6.803)	(4.632)

As transações de adiantamento e empréstimos são remuneradas a juros compatíveis com o mercado. As referidas operações estão suportadas por contratos de abertura de crédito e foram submetidos ao conhecimento e à aprovação da ANEEL.

As prestações de serviços, referentes às áreas administrativas e foram realizadas em condições usualmente praticadas no mercado e foram submetidos ao conhecimento e a aprovação da ANEEL.

Os valores relativos a energia fornecida estão suportados por contratos de compra e venda de energia que foram submetidos à aprovação do Poder Concedente.

11. Imposto de renda e contribuição social

A conciliação da receita e despesa do exercício de 2002 e 2001, calculadas pela aplicação das alíquotas fiscais vigentes de imposto de renda e contribuição social, é demonstrada como segue:

	2002	2001
Lucro (prejuízo) antes do imposto de renda e da contribuição social	37.028	(19.292)
Receita (despesa) de imposto de renda e da contribuição social calculados à alíquota efetiva	(12.589)	6.559
Ajustes:		
Itens permanentes	(196)	(1.214)
Reconhecimento da mudança de alíquota da contribuição social	2.725	-
Outros	421	666
Receita (despesa) de imposto de renda e contribuição social diferidos	(9.639)	6.011

	2002	2001
Crédito tributário reconhecido no balanço		
Prejuízos fiscais	38.555	39.896
Base negativa de contribuição social	11.162	10.087
Diferenças temporárias:		
Imposto de renda	32.084	33.493
Contribuição social	10.111	9.438
Total	91.912	92.914

Em atendimento às disposições contidas na Instrução CVM nº 371/2002, estima-se que as realizações dos créditos fiscais da Saelpa ocorrerão como segue:

Período	Realização dos créditos fiscais
2003	6.202
2004	20.419
2005	26.021
2006	20.064
2007	16.790
2008	2.416

Total	91.912

12. *Imobilizado*

	Taxas anuais de depreciação (%)	2002	2001
Em serviço:			
Distribuição:			
Linhas, redes e subestações	2,5 a 7,7	280.104	236.126
Comercialização	4	48.561	44.606
Administração	4, 10 e 20	15.620	13.342
		344.285	294.074
Depreciação acumulada:			
Distribuição:			
Linhas, redes e subestações		(105.535)	(93.601)
Comercialização		(16.169)	(15.303)
Administração		(4.571)	(2.988)
		(126.275)	(111.892)
Em curso:			
Distribuição:			
Linhas, redes e subestações		23.288	29.405
Comercialização		128	503
Administração		230	405
		23.646	30.313
Contribuições do consumidor		(24.286)	(10.874)
Total		217.370	201.621

Os bens e instalações, utilizados na transmissão, distribuição, inclusive comercialização, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL n.° 20/1999, regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando, ainda, que o produto da alienação seja depositado em conta bancária vinculada, até a definitiva aplicação na concessão.

As contribuições do consumidor representam a participação de terceiros em obras para fornecimento de energia elétrica em áreas não incluídas nos projetos de expansão das concessionárias de energia elétrica.

13. *Empréstimos e financiamentos*

	2002	2001
.Em moeda nacional, com juros de até 8% a.a. e atualização monetária com base na variação da taxa Finel, RGR (Eletrobrás)	15.673	12.729
.Em moeda nacional, com juros de 1% a.m. e atualização monetária com base na variação da TR (Funasa)	5.763	6.506
.Em moeda nacional, com juros de até 15.39% a.a. acima da taxa de variação do CDI (Bancos: Bradesco, Rural, BIC BANCO, UNIBANCO, INDUSTRIAL, ABC BRASIL e HSBC)	84.054	41.617
.Em moeda nacional, com juros de até 4,5% a.a. e atualização monetária com base na variação da TJLP (Finame e Compror)	964	1.044
Em moeda nacional, com juros de 1% a.a. e atualização monetária com base na variação da Taxa Selic (BNDES)	38.631	-
Total	**145.085**	**61.896**
.Parcela de curto prazo	101.470	45.194
.Parcela de longo prazo	43.615	16.702

Os financiamentos obtidos junto ao Finame, estão garantidos pelos próprios equipamentos financiados.

Os financiamentos obtidos junto às demais instituições financeiras estão garantidos por vinculação de parcelas das receitas da Saelpa, em igual montante ao saldo dos respectivos financiamentos.

Em 2002, os financiamentos de longo prazo têm seus vencimentos assim programados:

	2002
2004	20.577
2005	15.502
2006	3.557
2007	2.565
2008	306
2009	306
Após 2009	802
	43.615

14. *Tributos e contribuições sociais*

	2002	2001
ICMS parcelamento	93.797	94.734
ICMS corrente	15.027	5.029
Encargos Sociais corrente	1.736	1.055
Cofins e Pis corrente	6.619	1.949
Refis	15.935	18.184
Outros	1.110	299
Total	134.224	121.250
Parcela de curto prazo	89.819	67.052
Parcela de longo prazo	44.405	54.198

a) Imposto sobre Circulação de Mercadorias e Serviços – ICMS - Parcelamento

A Saelpa, em 15 de julho de 2000, parcelou junto ao Governo do Estado da Paraíba seu débito fiscal de ICMS, no montante de R$125.154. O débito consolidado foi parcelado em 36 meses, a partir de sua formalização, sendo atualizado pela variação mensal do IGP-DI. Em 31 de dezembro de 2002, este débito monta em R$93.797 (R$35.174 no contabilizado no Exigível a Longo Prazo).

b) Programa de recuperação fiscal (Refis)

A Saelpa aderiu, em março de 2000, ao programa de recuperação fiscal – Refis, aprovado pela Lei n.º 9.964, de abril de 2000.

Apresenta-se a composição/movimentação deste débito fiscal:

	2002	2001
Valor do débito fiscal	18.184	20.957
(+) Atualização da dívida pela TJLP (outras despesas financeiras)	1.388	1.686
(-) Pagamentos efetuados no exercício	(3.637)	(4.459)
(=) Saldo da dívida	15.935	18.184
Parcela de curto prazo	6.704	2.977
Parcela de longo prazo	9.231	15.207

Pelas projeções da Saelpa, estima-se a realização total da dívida pelo prazo de 29 meses.

15. *Capital social*

O capital social, subscrito e integralizado, está representado por 619.889.939 ações ordinárias, 111.170.274 ações preferenciais classe "A" e 147.076 ações preferenciais classe "B", todas nominativas sem valor nominal. As ações preferenciais não possuem direito de voto e têm prioridade na distribuição de dividendos sendo:

. Classe A – Dividendos mínimos não cumulativos de 10% ao ano, calculados sobre o capital atribuído a essa classe;

. Classe B - Dividendos obrigatórios não cumulativos previstos no estatuto social.

O estatuto social determina a distribuição de um dividendo obrigatório de 25% do lucro líquido do exercício, ajustado na forma do artigo 202 da Lei 6.404/76, e a constituição de uma reserva de 5% do lucro líquido, limitada a 80% do capital social que destina-se a ampliação e renovação de instalações e investimentos.

16. *Fornecimento de energia elétrica*

	Não auditado					
	Número de consumidores		MWh		R$	
	2002	2001	2002	2001	2002	2001
Residencial	686.239	675.031	653.779	637.755	138.739	119.749
Industrial	4.811	4.961	636.998	623.687	71.235	60.199
Comercial	56.191	58.891	312.058	282.695	62.180	50.022
Rural	33.041	23.779	76.835	75.309	7.602	6.568
Poder público:						
Federal	426	347	23.454	21.771	8.779	6.737
Estadual	2.236	1.827	31.964	29.666	7.046	5.404
Municipal	8.273	6.757	40.265	37.372	4.809	3.689
Iluminação pública	263	560	147.615	114.536	17.616	11.965
Serviço público	729	670	135.638	128.005	18.005	13.971
Consumo próprio	116	159	2.352	1.907	-	-
Subtotal	**792.325**	**772.982**	**2.060.958**	**1.952.703**	**336.011**	**278.304**
ICMS faturado	-	-	-	-	(63.660)	(49.056)
Ajuste a recomposição tarifária extraordinária	-	-	-	-	1.381	77.563
Fornecimento não faturado (líquido)	-	-	26.274	(34.197)	5.166	(1.078)
Suprimento de energia elétrica	3	3	803.546	297.044	48.469	20.943
Outros serviços taxados	-	-	-	-	4.419	3.209
Total	**792.328**	**772.985**	**2.890.778**	**2.215.550**	**331.786**	**329.885**

17. *Remuneração dos Administradores.*

A rubrica "Despesas de pessoal" inclui o montante de R$1.460 (R$1.012 em 2001), referente a remuneração dos administradores.

18. *Provisões para Contingências*

A Administração da Saelpa, fundamentada na opinião de seus consultores jurídicos, constituiu provisão para contingências de natureza trabalhistas, cíveis e fiscais, como segue:

Contingências	2002			2001		
	Valor da provisão		Depósitos e cauções vinculados	Valor da provisão		Depósitos e Cauções vinculados
	No exercício	Acumulada		No exercício	Acumulada	

Trabalhistas						
Empregados	(3.381)	28.203	11.212	(12.100)	31.584	8.720
Cíveis						
Consumidores	(131)	25.894	2.746	(273)	26.025	1.983
Fiscais						
INSS	-	8.332	-	-	8.332	-
ICMS	-	2.679	-	-	2.679	-
COFINS	-	5.669	-	-	5.669	-
Outros	-	3.831	-	(291)	3.831	-
Subtotal	-	**20.511**	-	**(291)**	**20.511**	-
TOTAL	**(3.512)**	**74.608**	**13.958**	**(12.664)**	**78.120**	**10.703**

Do montante de R$3.512 (R$12.664 em 2001), revertido de provisão no exercício, R$3.381 (R$7.000 em 2001) foi contabilizado na rubrica de "despesa operacional – pessoal" e R$131 (R$5.664 em 2001) em provisão para contingências.

19. *Cobertura de seguros*

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente e estoques.

20. *Instrumentos financeiros*

Os valores contábeis dos instrumentos financeiros, ativos e passivos, encontram-se registrados nas contas patrimoniais por valores compatívéis com os praticados pelo mercado. A Saelpa não opera com derivativos ou quaisquer outros ativos de risco.

21. *Plano de suplementação de aposentadoria e pensões*

A Saelpa é patrocinadora de plano de benefícios previdenciários aos seus empregados, na modalidade de benefício definido. O plano de benefícios definido é avaliado atuarialmente ao final de cada exercício, visando verificar se as taxas de contribuição estão sendo suficientes para a formação de reservas necessárias aos compromissos de pagamentos atuais e futuros.

A seguir, apresenta-se a característica do plano de benefícios:

		Contribuição Anual			Déficit Atuarial	
Empresa	Plano Beneficiário	2002	2001	% s/folha de pagamento	2002	2001
Saelpa	Funasa	3.865	2.788	13,80	(*) (28.568)	(*) (28.162)

(*) R$3.865, em 2002 e 2001 foram contabilizados no Passivo Circulante em Outras contas a pagar e R$24.703 (R$24.297 em 2001) no Exigível a longo prazo.

A composição dos planos de benefícios definidos em 31 de dezembro era como segue:

	Funasa	
	2002	2001
Valor presente das obrigações atuariais	(86.279)	(80.166)
Valor justo dos ativos do plano	50.845	48.899
Valor presente das obrigações em excesso ao valor justo dos ativos	(35.434)	(31.267)
(Ganhos) perdas não reconhecidos	6.866	3.105
Superávit (déficit) líquido	(28.568)	(28.162)

A movimentação dos ativos financeiros e passivos atuariais do plano em 2002 era como segue:

ATIVOS FINANCEIROS DO PLANO	
Saldo em 31 de dezembro de 2001	48.899
Contribuições da patrocinadora e participantes	4.107
Pagamentos de benefícios	(6.680)
Rentabilidade dos ativos	
. Rendimento esperado dos ativos do plano	2.858
. Ganhos (perdas) atuariais sobre os ativos do plano	1.661
Saldos em 31 de dezembro de 2002	50.845
PASSIVOS ATUARIAIS	
Saldo em 31 de dezembro de 2001	80.166
Contribuições da patrocinadora e participantes	4.107
Custo de manutenção da reserva em 2002	2.006
Saldos em 31 de dezembro de 2002	86.279

Despesa prevista para 2003:

Rendimento esperado dos ativos	2.979
Juros sobre as obrigações atuariais	4.995
Despesa a ser reconhecida	2.469

Premissas atuariais:

Taxa real anual de juros	6%
Projeção de crescimento real de salário	1%
Projeção de crescimento real de benefícios	0%
Tábua de mortalidade geral de válidos	GAM 1971
Tábua de mortalidade geral de inválidos	IAPC
Tábua de entrada em invalidez	IAPB-57

22. *Concessão do serviço público de energia elétrica*

Através de Decreto Presidencial, de 15 de janeiro de 2001, foi outorgado à SAELPA a distribuição de energia elétrica em 216 municípios no Estado da Paraíba, pelo prazo de 30 anos. O contrato de concessão já foi homologado junto à ANEEL.

23. Programa Emergencial - Racionamento

A Saelpa, possui registrado os seguintes valores referente ao Programa de Racionamento de Energia, já revisados pela ANEEL.

	2002	2001
Custos do racionamento – (Outros – Realizável a longo prazo)	1.847	1.413

Sobretaxa (*) – (Outros – Exigível a longo prazo)	(6.124)	(6.583)
Bônus – (Outros – Realizável a longo prazo)	9.268	9.768
Total a receber	4.991	4.598

(*) Inclui aportes recebidos

24. *Resultado por atividade*

A ANEEL através do Ofício Circular nº 155/2003 – SFF/ANEEL, de 24/01/2003, dispensou a publicação de forma segregada das atividades de distribuição e comercialização, em face da ausência de definição da tarifa de transferência de receita da atividade de comercialização para a atividade de distribuição.

A Saelpa somente exerce a atividade de distribuição de energia elétrica. Dessa forma a demonstração do resultado atende ao Ofício Circular nº 838/2000 da ANEEL.

SOUTHERN HYDRO PARTNERSHIP
Special Purpose Financial Report
For the year ended 31 December 2002

STATEMENT OF FINANCIAL PERFORMANCE
For the year ended 31 December 2002

	Note	2002 $000	2001 $000
Revenues from ordinary activities	2	76,320	52,212
Depreciation and amortisation expenses	3	(6,984)	(5,811)
Borrowing costs expense	3	(21,422)	(21,912)
Salaries and employee benefits expense		(6,872)	(6,680)
Water Charges		(2,488)	(1,583)
Market Fees		(1,172)	(2,378)
Other expenses from ordinary activities		(6,719)	(6,059)
Net Profit attributable to partners		30,663	7,789
Accumulated losses at the beginning of the period		(5,736)	(8,525)
Distributions to partners		-	(5,000)
Retained Profits / (Accumulated Losses) at the end of the period	18	24,927	(5,736)

STATEMENT OF FINANCIAL POSITION
As at 31 December 2002

	Note	2002 $000	2001 $000
Current Assets			
Cash	19(b)	28,984	39,556
Receivables	5	12,309	11,997
Inventories	6	-	15
Other	7	13,029	17,799
Total Current Assets		54,322	69,367
Non-Current Assets			
Property, plant and equipment	8	268,328	267,016
Intangible assets	9	108,615	110,882
Other	10	9,263	9,879
Total Non-Current Assets		386,206	387,777
Total Assets		440,528	457,144
Current Liabilities			
Payables	11	12,570	7,780
Interest-bearing liabilities	12	51,480	32,180
Provisions	13	3,706	1,998
Other	14	24,670	49,806
Total Current Liabilities		92,426	91,764
Non-Current Liabilities			
Interest-bearing liabilities	15	157,345	213,853
Provisions	16	1,243	1,176
Total Non - Current Liabilities		158,588	215,029
Total Liabilities		251,014	306,793
Net Assets		189,514	150,351
Equity			
Contributed equity	17	164,587	156,087
Retained Profit / (Accumulated Losses)	18	24,927	(5,736)
Total Equity		189,514	150,351

STATEMENT OF CASH FLOWS
For the Year ended 31 December 2002

	Note	2002 $000	2001 $000
Cash flows from operating activities			
Receipts from customers		57,604	60,362
Payments to suppliers and employees		(14,291)	(13,692)
Interest received		1,713	1,638
Interest and other finance costs paid		(20,975)	(21,482)
Net cash flows from operating activities	19(a)	24,051	26,826
Cash flows from investing activities			
Acquisition of property, plant and equipment		(5,474)	(6,759)
Proceeds from sale of property, plant and equipment		31	52
Net cash flows used in investing activities		(5,443)	(6,707)
Cash flows from financing activities			
Repayment of borrowings		(37,680)	(14,890)
Distributions to partners		-	(5,000)
Proceeds from issued equity		8,500	-
Net cash flows used in financing activities		(29,180)	(19,890)
Net increase/(decrease) in cash held		(10,572)	229
Add opening cash brought forward		39,556	39,327
Closing cash carried forward	19(b)	28,984	39,556

31 December 2002

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies:

(a) Basis of Accounting

In the opinion of the Partnership Representatives, the Partnership is not a reporting entity as it is unlikely that users exist who are unable to command the preparation of reports tailored so as to satisfy, specifically, all of their information needs.

This is a special purpose financial report that has been prepared for distribution to the partners to fulfil management's financial reporting requirements under the Partnership Agreement. The special purpose financial report includes Southern Hydro Maintenance Services Pty. Ltd. and Southern Hydro Operations Pty. Ltd. which are wholly owned by the partnership. The accounting policies, as described below, are consistent with the previous year and are, in the opinion of the partner representatives, appropriate to meet the needs of the partners and to meet the financial reporting obligations contained in the Partnership Agreement.

The financial report has been prepared on an accrual basis of accounting including the historical cost convention and the going concern assumption.

The requirements of the Accounting Standards and other professional reporting requirements do not have mandatory applicability to Southern Hydro because it is not a "reporting entity". Management has, however, prepared the financial report in accordance with all Accounting Standards and other professional reporting requirements in Australia, with the following exceptions for certain disclosures not made.

AAS 16 - Financial Reporting by Segments
AAS 22 - Related Party Disclosures
AAS 24 - Consolidated Financial Reports
AAS 33 - Presentation and Disclosure of Financial Instruments - refer to note 1(*q*)

All amounts in the financial report have been rounded to the nearest thousand dollars.

(b) Trade Receivables

Assets are recognised for amounts to be received in the future for goods and services, whether or not billed by the partnership.

(c) Prepaid Premiums

Assets are recognised for premiums paid up front under forward derivative contracts. This represents the right to receive goods or services in the future. These prepayments are amortised over the period of the relevant contract.

(d) Recoverable Amounts of Non-Current Assets

Non-current assets are recorded at cost. Non-current assets are not revalued to an amount above their recoverable amount.

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal. The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market determined, risk adjusted discount rate.

Note 1. Summary of Significant Accounting Policies (cont):

(e) Non-Current Assets Constructed by the Economic Entity

The cost of non-current assets constructed by the Southern Hydro Partnership includes the cost of all materials used in construction, direct labour and an appropriate proportion of variable and fixed overheads.

(f) Property, Plant and Equipment

Land and Buildings are carried at cost.

Property, plant and equipment, excluding freehold land, is depreciated or amortised at rates based upon their expected useful lives. Production property, plant and equipment is depreciated using the units of production method. The measurement of levels of production, refers to the gigawatt hours generated over the useful life of the assets depreciated or amortised. Other property, plant and equipment is depreciated on a straight line basis over the estimated useful life of the asset.

(g) Leased and Licence Assets

Assets acquired under finance lease are capitalised and amortised over the life of the relevant lease. Assets operated under lease at the Kiewa and Rubicon schemes are amortised over 60 years, using the units of production method.

Assets operated under licences at Eildon, Dartmouth and Cairn Curran are capitalised and amortised over the life of the licence, which is 70 years, using the units of production method.

Operating lease assets are not capitalised. Rental payments are charged against operating profit in the period in which they are incurred.

(h) Capitalised Acquisition Cost Assets

The Underwriting fees and other borrowing costs associated with the purchase of Southern Hydro are amortised over the life of the Senior Debt loan, which is 15.5 years.

Costs incurred in relation to the acquisition of Southern Hydro Partnership are capitalised and amortised over the life of the licences which is 70 years.

The premium paid to acquire a portion of the Mezzanine Notes is amortised over the life of the remaining Mezzanine Notes at the time of acquisition, which was 4.5 years.

(i) Maintenance and Repairs

Maintenance and repair costs are charged as expenses as incurred.

(j) Trade Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the partnership.

Note 1. Summary of Significant Accounting Policies (cont):

(k) Provision for Employee Entitlements

The employee provision resides within the Southern Hydro Partnership, which funds the provision for Southern Hydro Operations Pty. Ltd. and Southern Hydro Maintenance Services Pty. Ltd. employees.

Southern Hydro Partnership contributes to the Equipsuper Superannuation Fund on behalf of their employees. These contributions are charged as an expense when they are incurred.

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These include wages and salaries, annual leave and long service leave. No provision is made for sick leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the term of the related liability are used.

Employee entitlement expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave and other leave entitlements; and
- other types of employee entitlements

are charged against the financial performance on a net basis in their respective categories.

(l) Premiums Received

Liabilities are recognised for premiums received upfront under the sale of forward derivative contracts. This represents an obligation to provide goods or services in the future. These premiums are then amortised over the period of the relevant contract.

(m) Provision for Doubtful Debts and Bad Debts Written Off

The provision for doubtful debts is reviewed annually on an individual debtor basis. Bad debts are written off when identified.

(n) Loans and Borrowings

All borrowings are carried at the principal amount. Interest is charged as an expense as it accrues.

(o) Inventories

Construction and maintenance stocks, general purpose materials and power station fuels are recorded at the lower of cost and net realisable value. Items which are unlikely to be issued in the next twelve months are classified as non-current.

31 December 2002
Notes continued

Note 1. Summary of Significant Accounting Policies (cont):

(p) Revenue Recognition

Revenue from the sale of electricity, derivatives and income derived from ancillary services is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Revenue from the sale of Renewable Energy Certificates is recognised when the certificate is physically passed to the purchaser.

(q) Derivative Financial Instruments

Electricity Derivative Contracts:
It is the policy of Southern Hydro not to recognise the fair value of electricity derivatives, or movement therein, in the Statement of Financial Performance or the Statement of Financial Position.

Interest Rate Swaps:
Southern Hydro has interest rates swap agreements that convert variable interest rates on borrowings to fixed interest rates. The swaps were entered into to reduce the risk of rising interest rates. It is the policy of Southern Hydro not to recognise the fair value of interest rate swaps or the movement therein, in the Statement of Financial Performance or Statement of Financial Position. Net receipts and payments are recognised as an adjustment to interest expense.

(r) Tax

Income Tax:

Southern Hydro Partnership, being a partnership at law, is exempt from paying income tax. Income tax obligations resulting from the partnership activities pass to the partners in the Partnership

Goods and Services Tax (GST):

Revenues, expenses and assets are recognised net of the amount of GST except for:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- receivables and payables are stated with the amount of GST included

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

	2002 $000	2001 $000

Note 2. Revenue from Ordinary Activities:

	2002 $000	2001 $000
Revenues from operating activities		
Revenue from the sale of electricity (a)	63,643	42,824
Revenue from the sale of Renewable Energy Certificates	6,976	1,320
Revenue from ancillary services	3,488	6,074
Total revenues from operating activities	74,107	50,218

(a) Significant Item

Revenue from electricity sales includes the following material item whose disclosure is relevant in explaining the financial performance of the entity:

	2002 $000	2001 $000
Sale of option to enter into electricity derivative contract	20,000	-
Revenues from non-operating activities		
Rent	22	60
Gross proceeds from the sale of assets	31	52
Other revenue items in total	442	248
Interest - Other persons/corporations	1,718	1,634
Total revenue from non-operating activities	2,213	1,994
Total revenues from ordinary activities	76,320	52,212

Note 3. Expenses and Losses / (Gains):

(a) Expenses

	2002 $000	2001 $000
Depreciation of non-current assets		
Buildings	26	26
Plant and equipment - Freehold	2,494	1,362
Plant and equipment - Leasehold	345	494
Leasehold - Land	1,351	2,393
Leasehold improvements	8	2
Total depreciation of non-current assets	4,224	4,277
Amortisation of non-current assets		
Licences	2,144	922
Acquisition / Borrowing costs	616	612
Total amortisation of non-current assets	2,760	1,534
Total depreciation and amortisation expenses	6,984	5,811
Borrowing costs expensed		
Interest expense		
Finance lease - lease liability	472	429
Other - Partnership facility agreement	20,950	21,483
Total borrowing costs expensed	21,422	21,912

31 December 2002
Notes continued

	2002 $000	2001 $000

Note 3. Expenses and losses / (gains) (cont'd)

(a) Expenses (cont'd)

	2002 $000	2001 $000
Doubtful Debts - Trade Debtors	-	98
Operating lease rental		
- minimum lease payments	170	247
Superannuation contributions	91	58

(b) Losses / (Gains)

	2002 $000	2001 $000
Gross Proceeds on sale of property, plant & equipment	(31)	(52)
Written down value of property, plant & equipment disposed	53	441
Asset write-off expense	(45)	(115)
Asset write-off provision	(8)	(275)
Net written down value of property, plant & equipment disposed	-	51
Net loss / (gain) on property, plant & equipment disposed	(31)	(1)

Note 4. Distributions made or provided for:

	2002 $000	2001 $000
Distributions made during the year	-	5,000

Note 5. Receivables (Current):

	2002 $000	2001 $000
Trade Debtors	3,912	5,125
Provision for doubtful debts	-	(98)
	3,912	5,027
Accrued Revenue	8,253	6,831
Other	144	139
	8,397	6,970
	12,309	11,997

Note 6. Inventory (Current):

	2002 $000	2001 $000
Stores		
At cost	-	15

Note 7. Other (Current):

	2002 $000	2001 $000
Prepayments - general	1,605	934
Premiums paid	11,424	16,865
	13,029	17,799

	2002 $000	2001 $000
Note 8. Property, Plant and Equipment:		
Land and buildings		
Freehold land:		
- At cost	850	850
	850	850
Buildings on freehold land:		
- At cost	1,231	1,231
- Accumulated depreciation	(132)	(106)
	1,099	1,125
Leasehold improvements		
- At cost	68	50
- Accumulated amortisation	(54)	(46)
	14	4
Total land and buildings	1,963	1,979
Plant and equipment - Freehold		
- At cost	97,583	94,245
- Accumulated depreciation	(7,597)	(5,237)
	89,986	89,008
Plant and equipment - Leasehold		
- At cost	38,851	36,191
- Accumulated depreciation	(2,468)	(2,123)
	36,383	34,068
Leasehold - Land		
- At cost	147,688	147,688
- Accumulated depreciation	(10,847)	(9,496)
	136,841	138,192
Capital works in progress	3,155	3,769
Total plant and equipment	266,365	265,037
Total property, plant and equipment		
- At cost	289,426	284,024
- Accumulated depreciation and amortisation	(21,098)	(17,008)
Total written down amount	268,328	267,016

)ecemt 12
es cont

e 8. P/, Plan Equipn leconci

		ng t	Iditions	Dispos Transf	Clo	ng m n	urrent Dep'n	Dispo Accu Dep'	Res	Closin Accum Dep'n	Ne
old land		850	-			-	-				
ings on fi	nd	1,231	-			(109)	(28			(1	
hold imp	ts	50	18			(48)	(8			(	
and equi	reehold	4,245	3,403			,237)	(2,494			(7,5	
and equi	easehold	6,191	2,660			,123)	(345)			(2,4	
hold - La		7,688	-			,496)	(1,351)			(10,8	
al work i	s	3,769	5,467	(8		-	-				
		4,024	11,548	(8		,008)	(4,224)			(21,0	

	2002 $000	2001 $000

Note 9. Intangible Assets (Non-current):

Licences		
- At cost	114,605	114,605
- Amortisation reallocation	(122)	-
- Accumulated amortisation	(5,868)	(3,723)
	108,615	110,882

Note 10. Other (Non-current):

Acquisition / Borrowing Costs		
- At cost	12,743	12,743
- Accumulated amortisation	(3,480)	(2,864)
	9,263	9,879

Note 11. Payables (Current):

Trade Creditors	11,791	7,387
Witholding Tax payable	325	235
Goods and Services Tax payable	454	158
	12,570	7,780

Note 12. Interest-bearing liabilities (Current):

Partnership facility agreement - Senior Debt (a) (c)	50,100	3,800
Partnership facility agreement - Mezzanine Debt (b) (c)	1,380	1,380
Partnership facility agreement - Subordinate Debt (c)	-	27,000
	51,480	32,180

(a), (b) & (c) see Note 15 & Note 27

Note 13. Provisions (Current):

Employee entitlements	1,211	1,081
Sundry	2,495	917
	3,706	1,998

Note 14. Other (Current):

Premiums received	24,670	49,806
	24,670	49,806

	2002 $000	2001 $000

Note 15. Interest-bearing liabilities (Non - Current):

Partnership facility agreement - Senior Debt (a) (c)	128,100	183,700
Partnership facility agreement - Mezzanine Debt (b) (c)	24,050	25,430
Lease liability	5,195	4,723
	157,345	213,853

(a) Senior Debt is repayable semi annually on an amortising plus bullet basis, with the final instalment due no later than 31 December 2013. The interest charge is floating and is reset semi-annually based on the applicable rate for the subsequent six month period. Interest is charged at 155 basis points above this rate and when combined with interest rate swap agreements, the interest cost to SHP works out to an average rate of 8.39% (2001: 8.32%). The loan is secured by the assets of the partnership, as well as the shares in the entities which constitute the Southern Hydro Partnership.

(b) Mezzanine Debt is repayable semi annually on a bullet basis, with the final instalment due on 30 June 2005. The interest charge is floating and is reset semi-annually based on the applicable rate for the subsequent six month period. Interest is charged at 450 basis points above this rate and when combined with interest rate swap agreements, the interest cost to SHP works out to an average rate of 11.34% (2001: 11.34%). The loan is secured by the assets of the partnership, as well as the shares in the entities which constitute the Southern Hydro Partnership.

(c) In the event that the intended sale as described in Note 27 takes place, lender approval will be required to extend the terms of these facilities to a new party.

Note 16. Provisions (Non - Current):

Employee entitlements	1,243	1,176
	1,243	1,176

Note 17. Contributed Equity:

Alliant Energy Hydro Pty. Ltd.		
Beginning of financial year	77,263	77,263
Issued equity during the year	4,207	-
End of the financial year	81,470	77,263
Alliant Energy Southern Hydro Australia Pty. Ltd.		
Beginning of financial year	31,217	31,217
Issued equity during the year	1,701	-
End of the financial year	32,918	31,217
SSAU Hydro Holdings Pty. Ltd.		
Beginning of financial year	47,607	47,607
Issued equity during the year	2,592	-
End of the financial year	50,199	47,607
	164,587	156,087

31 December 2002
Notes continued

	2002 $000	2001 $000

Note 18. Retained Profit / (Accumulated Losses):

	2002 $000	2001 $000
Accumulated losses at the beginning of the year	(5,736)	(8,525)
Net profit attributable to partners	30,663	7,789
Distributions to partners	-	(5,000)
Retained Profit / (Accumulated Losses) at the end of the period	24,927	(5,736)

Note 19. Notes to the Statement of Cash Flows:

(a) Reconciliation of the operating profit after tax to the net cash flows from operations

	2002 $000	2001 $000
Profit from ordinary activities:	30,663	7,789
Non cash items:		
Depreciation of non-current assets	4,224	1,884
Amortisation of non-current assets	2,760	3,927
Net (profit)/loss on disposal of property, plant and equipment	(31)	(1)
Assets Written Off	45	115
Changes in assets and liabilities:		
Decrease/(increase) in trade and other receivables	(296)	(3,311)
Decrease/(increase) in inventories	15	4
Decrease/(increase) in other	4,770	(16,457)
Increase/(decrease) in trade and other creditors	4,790	3,612
Increase/(decrease) in provisions	1,775	666
Increase/(decrease) in other	(25,136)	28,169
Increase/(decrease) in lease liability interest	472	429
Net cash flow from operating activities	24,051	26,826

(b) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and liquid investments. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the Statement of Financial Position as follows:

	2002 $000	2001 $000
Cash at Bank	1,349	858
Cash Deposit - I lam Account	9,855	28,481
Bank Bills	17,780	10,217
	28,984	39,556

One of the Partnership Facility Agreement requirements is that cash reserves be maintained. These reserves can only be drawn on in limited circumstances. At 31 December 2002 the level of cash reserves Southern Hydro Partnership was required to have in place was $19.414 million. No reserves were drawn upon during the reporting period.

	2002 $000	2001 $000

Note 19. Notes to the Statement of Cash Flows (cont):

(c) Financial facilities available

	2002 $000	2001 $000
At balance date, the following financial facilities had been negotiated and were available:		
Total facilities		
- Senior Debt	178,200	187,500
- Mezzanine Debt	25,430	26,810
- Subordinate Debt	-	27,000
- Working Capital Facility	5,000	5,000
Facilities used at balance date		
- Senior Debt	178,200	187,500
- Mezzanine Debt	25,430	26,810
- Subordinate Debt	-	27,000
- Working Capital Facility	-	-
Facilities unused at balance date		
- Senior Debt	-	-
- Mezzanine Debt	-	-
- Subordinate Debt	-	-
- Working Capital Facility	5,000	5,000

Note 20. Expenditure Commitments:

(a) Capital expenditure contracted for is payable as follows:

	2002 $000	2001 $000
- not later than one year	5,462	-
- later than one year and not later than five years	9,110	-
	14,572	-

(b) Lease expenditure commitments

(i) Operating leases (non-cancellable)

	2002 $000	2001 $000
- not later than one year	465	262
- later than one year and not later than five years	392	209
- later than five years	-	-
- aggregate lease expenditure contracted for at balance date	857	471

	2002 $000	2001 $000

Note 20. Expenditure Commitments (cont):

(ii) Finance Leases

	2002 $000	2001 $000
- not later than one year	-	-
- later than one year and not later than five years	-	-
- later than five years	178,440	178,440
- total minimum lease payments	178,440	178,440
- future finance charges	(173,245)	(173,717)
- lease liability *	5,195	4,723
- current liability	-	-
- non-current liability	5,195	4,723
	5,195	4,723

* Keiwa, Rubicon and No. 1 Headrace Tunnel leases

Note 21. Employee Entitlements and Superannuation Commitments

The partnership and controlled entities provides superannuation for the vast majority of its employees through contributions to the Equipsuper Superannuation Fund ("ESF").

Superannuation contributions to ESF are calculated depending on whether employees are in the Defined Benefits Division or the Accumulation Division of the fund. The majority of employees are members of the Defined Benefits Division (Division B and C). The partnership's contributions for those members depend on the level of funding of the benefits. At present (30 June 2002), benefits are funded to 109.9% for Southern Hydro Operations Pty. Ltd. and 105.4% for Southern Hydro Maintenance Services Pty. Ltd.

Information related to the Equipsuper fund is set out below as at 30 June 2002:

	30 June 2002 $'000
Superannuation contributions outstanding	-
Employers contributions for the period	91
Accrued benefits	11,210
Net market value of the assets in the Fund	12,040
Surplus of net market value of ESF assets over accrued benefits	830
Vested Benefits	11,210

Actuarial assessment of the plan was last made as follows:

- 30 June 2001 by Mr D Scott, FIAA of Mercer Human Resources Consulting

Note 22. Land Remediation

Southern Hydro Partnership has a obligation in relation to the remediation of land, as contained in the relevant clauses of the Kiewa and Rubicon Crown Leases and Licences, and the Eildon and Dartmouth Agreements.

Southern Hydro Partnership may be obliged to remove all its improvements and any hazardous materials and make good the leased and licensed land by restoring and remediating the land above surface level, and to return the leased and licensed land to the natural state in the case of the Kiewa and Rubicon schemes, or to a state in accordance with a rehabilitation plan, as approved by the Minister responsible for administering the Water Act, in the case of the Dartmouth and Eildon schemes. However, subject to such conditions as the lessor may require, the lessor may agree with or direct the leasee that it does not require strict compliance with these obligations.

Although there is recognition of the obligation, no provisioning has been included in the Special Purpose Financial Report, due to the uncertainty associated with the extent of the remediation that may be required, the timing in which the remediation will be undertaken and any future costs associated with remediation.

Note 23. Subsequent Events

Since 31 December 2002, bushfires have threatened certain operating assets of Southern Hydro Partnership. In response to the threat of loss, Southern Hydro Partnership undertook additional risk management trading of electricity derivatives, primarily to buy-back certain contracted positions. At the date of this report, the threat of the January bushfires has largely passed and the expected financial impact is not expected to be material.

Note 24. Remuneration of Auditors

	2002 $000	2001 $000
Amounts received or due and receivable by Ernst and Young for:		
- an audit or review of the financial report of the entity	75	50
- other services	194	179

Note 25. Remuneration of Partner Representatives

	2002	2001
Income paid or payable, or otherwise made available, to representatives of the partnership by the partnership and related parties.	6	73

The number of representatives whose total income from the partnership or related parties was within the specified bands are as follows:

$	$	2002	2001
0	9,999	2	-
10,000	19,999	-	3
20,000	29,999	-	1

The Partner Representatives of Southern Hydro Partnership who received remuneration during the financial year were:

R Champion	Representative of SSAU Hydro Holdings Pty Ltd
Prof D Wood	Representative of SSAU Hydro Holdings Pty Ltd

Note 26. Contingent Liabilities

Southern Hydro Partnership has received Notices of Dispute from The Goulburn Murray Water Authority in regard to charges paid by the Partnership under the Dartmouth & Eildon Agreements. The partners are of the opinion that Southern Hydro Partnership has met its obligations under the Dartmouth & Eildon Agreements and no additional liability will arise from this matter.

Note 27. Sale of Shares in Alliant Energy Australia Pty Ltd ("AEA")

In November 2002, Alliant Energy Corporation Inc, the ultimate parent entity of AEA, announced its intention to divest its interest in its Australian asset being the Southern Hydro Partnership. The intention is for this divestment to be effective through the sale of shares in AEA. The partners are of the opinion that, should this sale not proceed, the repayment profile of the interest bearing liabilities, including liabilities classified as current interest bearing liabilities, will be renegotiated.

31 December 2002

Partners' Declaration

In the opinion of the Partners:

(a) the financial report of the entity gives a true and fair view of the financial position as at 31 December 2002 and the performance for the year ended on that date; and

(b) there are reasonable grounds to believe that the Partnership will be able to pay its debts as and when they become due and payable.

The Partners are responsible for the financial statements and have determined the entity is not a reporting entity and as such the financial statements are properly drawn up in accordance with all Accounting Standards and other professional reporting requirements, with the exception of those outlined in Note 1. The Partners have determined that no other notes or supplementary disclosures are required to meet the needs of the users of these special purpose financial reports.

On behalf of the Partnership

Partner
####### 2003
5/Feb/2003

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

INDEPENDENT AUDIT REPORT

To the Partners of the Southern Hydro Partnership.

Scope

We have audited the attached special purpose financial report of the Southern Hydro Partnership for the year ended 31 December 2002, comprising the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, Notes to the Financial Statements and the Partners' Statement. The Partners are responsible for the financial report and have determined that the accounting policies used are consistent with the financial reporting requirements of the Partnership Agreement and are appropriate to meet the needs of the Partners. We have conducted an independent audit of the financial report in order to express an opinion to the Partners of the Southern Hydro Partnership. No opinion is expressed as to whether the accounting policies used are appropriate to the needs of the Partners.

The financial report has been prepared for distribution to the Partners for the purpose of fulfilling the Partnership's financial reporting requirements under the Partnership Agreement. We disclaim any assumption of responsibility for any reliance on this report or on the financial report to which it relates, to any person other than the Partners, or for any purpose other than that for which it was prepared.

Our audit has been conducted in accordance with Australian Auditing Standards. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of significant accounting estimates. These procedures have been undertaken to form an opinion as to whether in all material respects, the financial report is presented fairly in accordance with the basis of accounting described in Note 1 to the financial report. These policies do not require the application of all Accounting Standards and other professional reporting requirements in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion the financial report presents fairly in accordance with the accounting policies described in Note 1 to the financial report, the financial position of the Southern Hydro Partnership at 31 December 2002 and the results of its operations and cash flows for the year then ended.

Ernst & Young

Ernst & Young
Melbourne

5 February 2003

Unaudited

Tai An Hua Feng
Peak Heat and Power Co. Ltd.

	As of December 31, 2002
CURRENT ASSETS	
Cash on hand	774
Cash in bank - Current Account	379,058
Account Receivable	865,855
Other Receivable	74,915
Prepaid Expenses	2,664
CJV Intercompany	(10,869,565)
Inventories - Coal	30,777
Inventory - Others	78,989
Total current Asset	(9,436,533)
FIXED ASSETS	
Fixed Assets - Cost	17,368,733
Less: Accumulated Depreciation	(72,908)
Fixed Assets - Net Book Value	17,295,825
INTANGIBLE ASSETS	
Land Use Right	611,486
Less: Acc Amort'n - Land Use Right	(1,019)
TOTAL ASSETS	8,469,759
CURRENT LIABILITIES	
Account Payable	(270,977)
Income Tax Payables	(76,455)
Other Tax Payables	(94,613)
Other Payables	(30,652)
Total Current Liabilities	(472,697)
OWNERS' EQUITY	
Ordinary Share Capital	(7,826,087)
Current Year Profit	(136,780)
Minority Interest	(34,195)
Total Owners' Equity	(7,997,062)
TOTAL LIABILITIES AND OWNERS' EQUITY	(8,469,759)

Unaudited

Tai An Hua Feng
Peak Heat and Power Co. Ltd.

	For the One Month Ended December 31, 2002
Net Sales	
Sales - Electricity	597,891
Sales - Steams - Industrial	147,189
TOTAL	745,080
Cost of Sales	
Raw Material	
Coal	239,523
Water, Elect, Fuels & Consumables	47,484
Total Raw Material	287,007
Direct Labour Wages	54,348
Repair & Maintenance	10,217
Depreciation	71,942
Total Cost of Sales	423,514
Gross Profit	(321,566)
Insurance	52,363
Office Expenses	2,687
Repair & Maintenance	362
Tel/Fax/Internet	6
Audit Fees	966
Tax Retainer Fees	1,208
Entertainment	1,049
Travel Expenses	904
Car Expenses	79
Depreciation	966
Amortisation of Land Use Right	1,019
Total of G&A	61,609
Operating Income	(259,957)
Financial Expenses	
Interest Income from Bank	(899)
TOTAL	(899)
Bank Charges	38
Forex Diff	9,470
Non-Operating Income	(5)
Profit before Tax	(251,353)
Taxes	
Local Tax	3,923
Income Tax	76,455
Net Profit (Profit)/Loss	(170,975)
Minority Interest	34,195
Profit Attributable to Shareholders	(136,780)


TrustPower

Directory

BOARD OF DIRECTORS

Harold M Titter – Chairman
Sir Ronald P Carter
Michael J Cooney
Bruce J Harker
H R Lloyd Morrison
Simon V Young

REGISTERED OFFICE / ADDRESS FOR SERVICE

TrustPower Building
Truman Road
Te Maunga
Mount Maunganui

WEBSITE

www.trustpower.co.nz

EMAIL ADDRESS

trustpower@trustpower.co.nz

POSTAL ADDRESS

Private Bag 12023
Tauranga
Telephone 07 574 4800
Facsimile 07 574 4825

AUDITORS

PricewaterhouseCoopers
188 Quay Street
Auckland

SHARE REGISTRAR

Computershare Investor Services Limited
159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland
Telephone 09 488 8700
Facsimile 09 488 8787

Shareholders with enquiries about transactions, change of address or dividend payments should contact the Share Registrar.

SOLICITORS

MinterEllisonRuddWatts
125 Queen Street
Auckland

STOCK EXCHANGE LISTING

New Zealand Stock Exchange
Level 9, ASB Bank Tower
2 Hunter Street
Wellington

TrustPower

The set back of the 2002 year was restricted to the so called "electricity crisis" of the winter of 2001. Profitability has returned to normal. The potential value of the company's "cornerstone" generation assets has been enhanced by higher wholesale electricity prices and expected Government policy on climate change.

We have proven skills in retailing which will enable consolidation of the benefits of the current customer base and acquisition of new customers when this is appropriate.

The outlook for your company is for a bright future.







CONTENTS

Directors' Report

Harold Titter - Chairman

The 2002 year for TrustPower Limited was particularly challenging. While the reported result for the year reflects the adverse events of the 2001 winter, overall those events created changes within the New Zealand industry which should be favourable to TrustPower as it goes forward.

Financial Performance

The audited after tax operating surplus for the year to 31 March 2002 was $1.3m. The corresponding figure for the previous year was $23.5m.

This result was significantly affected by the severe drought conditions experienced virtually throughout the country during late autumn and winter of 2001. This period was exceptionally dry with water inflows into the nations main hydro generation storage lakes the lowest in the last 71 years. The resultant reduction in generation from the hydro schemes saw a significant increase in the use of more expensive gas and coal thermal generation. The wholesale price at which electricity was sold by generators and bought by retailers reached up to six times more than normal for a sustained period. There has been a considerable amount of discussion and media coverage as to whether these unprecedented prices were in fact justified.

TrustPower's own generation output being virtually all hydro, was also significantly reduced by the drought at 1522Gwh (2001: 1613 Gwh), some 13% down on long term averages. This combined with an increase in volumes sold due to very cold weather and the successful acquisition of new customers created a supply shortfall. The shortfall was made up by purchasing from the wholesale market at prices, which were far in excess of our selling prices, causing the large reduction in profit.

At 30 September 2001, TrustPower reported an unaudited half year after tax loss of $12.2m reflecting most of the effects of this adverse trading. At the time the Directors stated the adverse trading was isolated to a specific period and they had an expectation of a return to normal profitability. The return to more normal profitability took place, but was too late to produce a satisfactory result for the full year.

The 2002 year has seen an increase in TrustPower's customer base with overall numbers ending up at 280,000 compared to 266,000 at the beginning of the year. The combination of an increased customer base through successful marketing campaigns, and some higher prices resulted in sales revenue for the year of $596.8m, up 19%. Sales volumes increased from 5,763 Gwh to 5,906 Gwh. During the year the company has enjoyed strong loyalty from its existing customers and has also managed to consolidate on the customers gained in non-traditional areas. Significant additional market share has been established and maintained in Wellington, Christchurch, Timaru, and Dunedin.

Other items affecting the result were:

A profit amounting to $6.7m on the sale of approximately 20,000 customers in the Northland, Auckland, and Thames Valley areas. The sale was made to Mighty River Power.

At the same time TrustPower purchased a similar number of customers from that company in the Wellington and Christchurch areas. The purpose of the transaction was to consolidate market share in those new markets where we could be more cost effective and competitive.

A loss of $0.64m resulting from the equity accounting of 50% owned associate company POS Power Limited. This is a joint venture company formed with Cadmus Technology Limited. The venture was formed to develop an in-home metering and payment system.

While there have been delays in the development of this system good progress has been made recently with field trials completed. The system is being installed in customers' homes in the Ashburton and Blenheim areas replacing existing out-dated pre paid metering technology. The venture has been in development mode throughout the year.

Depreciation $17.9m (2001: $16.9m). This significant non-cash expense has increased mainly due to the revaluation of the company's generation assets at the end of 2001.

Amortisation of intangible assets $3.0m (2001: $2.9m). The amortisation period remains set at 20 years, which fairly represents customer "churn". The expense for the 2003 year is expected to increase to at least $3.3m following the acquisition of the Wellington and Christchurch customers from Mighty River Power as mentioned above.

Customer acquisition costs for the year amounted to $3.1m (2001: $6.5m). These are direct costs of marketing campaigns to acquire new domestic customers. The decrease reflects a lower level of acquisition activity in response to the events of the 2001 winter.

Interest on unsecured loans $13.6m (2001: $10.0m). The increase reflects an overall increase in the cost of borrowing as well as an increase in the level of borrowing from $142.6m to $179.3m.

Financial Position

TrustPower's balance sheet continues to reflect a very strong financial position.

Fixed assets, consisting mostly of long-term generation assets, had a carrying value of $731.4m at year end (2001: $737.4m). Total assets stood at $855.8m (2001: $866.3m). On the other side of the balance sheet Shareholders Funds and Convertible Notes stood at $598.3m (2001: $622.7m) and unsecured loans at $179.3m (2001: $142.6m). Corporate Ownership therefore represented 70% (2001: 72%) of total assets and provides a very sound ongoing basis to exploit opportunities and add to shareholder value.

Securities on issue remain unchanged at 183,300,779 ordinary shares and 14,975,000 *convertible notes* with 14,975 attached voting debentures.

DIRECTORS



Harold Titter
Chairman



Bruce Harker
Director



Michael Cooney
Director



Lloyd Morrison
Director



Sir Ron Carter
Director



Simon Young
Director

Dividends

Having regard to the return to normal profitability and the company's continuing very strong financial position the Directors have declared a final dividend for the year of 10.0 c.p.s payable on 30 August 2002 to eligible shareholders registered on 16 August 2002. This will bring the total dividend for the year to 16.0 c.p.s (2001: 17.2 c.p.s). The dividend will not carry imputation credits, but will be subject to relevant withholding tax deductions.

Capital Funding

The Directors are planning the issue of retail capital bonds. The purpose of the programme will be to develop an alternative source of funding for TrustPower as it goes forward. While details of the programme are not finalised the initial issue is expected to be $50m and existing shareholders will be invited to participate.

Management

In July 2001 Jeff Williams retired from the position of Chief Executive. Jeff held this position since 1991 and played an important part in establishing the company and creating a culture of excellence.

The Directors are pleased to advise that after a period as Acting Chief Executive Keith Tempest has been appointed Chief Executive. Keith has held the senior electricity trading and retailing roles for TrustPower and its predecessor Tauranga Electric Power Board since 1986. During this period he gained very significant experience and knowledge of the New Zealand electricity industry and is well qualified to lead the company.

SEVERE DROUGHT

The severe drought conditions experienced throughout virtually the whole country during late autumn and winter of 2001 resulted in some of the lowest lake levels in the last 71 years.



WIND EXPANSION

Since balance date the company has secured an opportunity to develop wind power generation just south of Adelaide. The opportunity will leverage off our experience as the owner/operator of Tararua – the largest wind farm in Australasia.



NEW CUSTOMERS

The 2002 year has seen an increase in TrustPower's customer base with overall numbers totalling 280,000 compared to 266,000 at the beginning of the year.



Shareholding/Directors

TrustPower's shareholding has remained reasonably static during the year under review with major shareholders Infratil Limited increasing its holding from 26.4% to 27.9%, Alliant International New Zealand Ltd. increasing from 17.6% to 18.9% and AGL New Zealand Ltd and the Tauranga Energy Consumer Trust ("TECT") remaining unchanged at 20.5% and 22.7% respectively. For some time these major shareholders have had direct representation on the Board of Directors. During the year the following Directors resigned, Messrs Richard Clare, representing AGL, Chris Lindell, representing Alliant International, and Ms Jan Beange, representing TECT. Mr Simon Young was appointed to represent Alliant and Mr Michael Cooney to represent TECT. Mr Lloyd Morrison was also appointed to join Dr Bruce Harker as Infratil representatives, Sir Ron Carter was also appointed to the Board.

The Annual Meeting of the company will be held on Thursday 29 August 2002. In accordance with the company's constitution Sir Ron Carter as well as Messrs Cooney, Morrison and Young having been appointed during the year will retire at the meeting, and being eligible, will offer themselves for re-election. Mr Titter and Dr Harker will also retire in accordance with the requirements of the constitution, and being eligible, will also offer themselves for re-election.

Auditors

PricewaterhouseCoopers have indicated their willingness to continue in office as auditor.

Outlook

Despite the disappointing "bottom line" result for the year to 31 March 2002, your Directors expect a return to normal profitability this year.

The so-called "electricity crisis" of 2001 has resulted in a number of changes within the industry which in the future should be beneficial to TrustPower.

Wholesale electricity prices while varying from time to time have since 2001 trended higher than was previously forecast. This should increase prospective returns and therefore the value of the company's 33 hydro generation schemes and one wind farm.

There has also been a clear trend of electricity retailers increasing end use customer prices, passing on the added costs and also recognising the true risks associated with this part of the industry. Publicity surrounding the crisis appears to have created an environment whereby customers, consumer groups and other interested parties accept the equity of reasonable price increases. This has been particularly so in the industrial and large commercial segment of the market which has seen significant price increases as retailers look to pass on the true costs and risks.

Recent announcements by the Government outlining climate change policy and a preferred framework for complying with the Kyoto Protocol have a further potentially positive impact on the value of TrustPower's generation assets. The carbon charge on emissions outlined, while being an extra expense to our competitors who generate electricity by burning gas and coal will increase the overall wholesale price of electricity and therefore further enhance the value of TrustPower's generation assets which generate from totally renewable resources.

On the retail side it is widely recognised that TrustPower is the leading electricity retailer in terms of customer service. This has been reflected in strong customer retention and the ability to grow margins as customers recognise the value of service.

A major review of the company's risk management strategy has been completed and the recommendations of that review have been implemented. As a result the company has more effective processes in place to ensure its forecast sales are appropriately matched by arrangements for sourcing of electricity.

TrustPower sees generation as a "cornerstone" of its business and regularly seeks out and investigates opportunities to add to its earning capacity. The Directors have recently decided to extend this programme by providing additional resource and focussing more on opportunities in Australia. This will enable a much more active investigation and development of potential generation opportunities, taking into account our proven experience in small to medium hydro and wind power, as well as enabling us to pursue the large potential for renewable generation in Australia.

Since balance date the company has secured an opportunity to develop wind power generation just south of Adelaide. The prospect will leverage off our experience as the owner/operator of Tararua, the largest wind farm in Australasia. The South Australian Government has provided state sponsorship to TrustPower for the process of consenting this site.

In New Zealand the most significant investigations are the possible doubling in size of the existing Tararua Wind Farm and the development of the Dobson hydro-scheme on the West Coast of the South Island. This scheme at 60-70 MW looks particularly promising although there are significant environmental and financial issues which may take some years to resolve.



CONCLUSION

The set back of the 2002 year was restricted to the so called electricity crisis of the winter of 2001. Profitability has returned to normal and is expected to trend in the future at levels higher than previously forecast due to market changes resulting from those events. The potential value of the company's "cornerstone" generation assets has been enhanced by higher wholesale electricity prices and expected Government policy on climate change.

We have proven skills in retailing which will enable consolidation of the benefits of the current customer base and acquisition of new customers when this is appropriate.

TrustPower has a very strong financial position which will enable it to exploit generation development opportunities as they become available and also ensure an optimal balance sheet structure to benefit shareholders.

The outlook for your company is for a bright future.

H M Titter
Chairman

B J Harker
Director

Dated 30 May 2002.



Norske Skog Tasman Paper Mill, Kawerau – one of TrustPower's Industrial Partners.

Bay of Plenty Capacity Enhancement

INDUSTRIAL PARTNERSHIPS

TrustPower has been working closely with the major industrial users in the Bay of Plenty to find innovative solutions to increase the power transmission capacity into the area. This is very important at times of low hydro inflows to the lakes supplying the power stations in the area owned by TrustPower (Kaimai, Wheao, Matahina) and Bay of Plenty Electricity (Aniwhenua).

The prosperity of the Bay of Plenty region has had the effect of a rapid increase in power consumption with an increased chance of sustained high wholesale prices and/or decreased security of supply.

Transmission capacity is normally limited by what is known as the N-1 rule. This means that there is sufficient redundancy in the transmission system that one transmission line, piece of substation equipment, or generator can fail, and there is still sufficient transmission and generation to maintain supply to all customers. The effect of this is that generators run at inefficient times to ensure there is a back up if a failure of part of the grid occurs.

The Norske Skog paper mill, based in Kawerau, has in conjunction with TrustPower and the other major purchasers of electricity in the area, devised an innovative way of avoiding the unnecessary running of extra hydro plant for standby. An intertrip has been installed which will automatically cut off a large portion of the plant at the paper mill, if one of the key transmission lines feeding the Bay of Plenty fails. This is a very rare occurrence and the backup by the paper mill is only required for peak loading periods. By providing this backup Norske Skog is improving the overall security of supply into the area.

Managing Energy Purchasing

TrustPower has for the past three years provided energy procurement management services to Norske Skog Tasman, designed to minimise the cost of energy used by the paper mill.

TrustPower's skills in portfolio management and energy trading have resulted in partnerships with a number of very large industrial customers where the total portfolio of energy needs is managed for the customer. This service is provided to several other major energy users also.

Chief Executive's Review

Keith Tempest - Chief Executive



Despite the disappointing trading result, the company's financial position remains strong.

Winter Power Crisis 2001

As a result of New Zealand's 2001 "winter crisis", TrustPower faced adverse trading conditions for the first time in its history. Despite the disappointing trading result attributable to this challenge, the company's financial position remains strong.

Prior to the winter of 2001 the New Zealand electricity market was characterised by significant competition for customers, as retail prices increased and some retailers struggled to provide adequate basic customer services.

By the end of May 2001, it was becoming apparent that inflows into both the North and South Island hydro catchments were failing to keep up with the demand for hydro generation. This increased the need for generators to run thermal plants (gas and coal) to provide sufficient generation to meet New Zealand's electricity requirements.

Even though TrustPower's own hydro generation is geographically well spread, it also suffered as a result of serious inflow deterioration.

The situation was exacerbated by unusually dry weather patterns being accompanied by very low temperatures, resulting in customers consuming electricity at all time record high levels.

As a result the wholesale electricity market reacted, with sustained record high prices, at an average 25 cents / kWh for July 2001 (normally 5 cents/Kwh).

Although TrustPower went into winter 2001 with a normally satisfactory level of forward electricity contract cover, the combination of high customer demand and our own generation's low yield required the company to purchase at very high spot wholesale prices.

TrustPower reacted swiftly as the winter crisis loomed, and as it deepened, the Government played its part by initiating its own consumer focused energy savings programme. TrustPower's own national television campaign, aimed at encouraging energy savings, was accompanied by negotiations with several major TrustPower customers to reduce demand or to shut their plant for maintenance. Although these actions were particularly successful, they were not enough to completely eliminate TrustPower's exposure to high spot market prices.

Government Involvement

The 2001 winter power crisis provided the Government with further opportunities to increase its involvement in an industry where the majority of the assets are state owned. The largest electricity retailer, On Energy, sold its customers at the height of the power crisis to two State Owned Enterprises.

In December 2000 the Government issued its Electricity Industry Policy Statement, and in June 2001 passed the Electricity Amendment Act giving it wide ranging regulatory powers. The Government's stated preference is for industry self-governance, with the establishment of an independent Electricity Governance Board to oversee the current electricity trading arrangements.

The Government is now very much involved with the day to day operation of the electricity industry and markets, and is requiring the industry participants to actively pursue and deliver on Government policy, or face direct regulation. This is now a far cry from the competitive commercial industry that was envisaged when the energy reforms were introduced.



Dillmans dam reached record low – (Photo, Doug Sail, Greymouth Evening Star)

TrustPower has responded positively to this challenge, including the implementation of the Government's low-user 10% fixed charge regime, and the public disclosure of hydro spill and forward sales and hedge contracts.

Generation Operations

Inflows into our hydro catchments were well below average in most areas in both islands, but particularly in the Eastern Bay of Plenty, Taranaki and the upper South Island regions. History was also made, unfortunately, as TrustPower's South Island West Coast stations virtually dried up during the winter months. On the bonus side of the ledger, the recently upgraded Coleridge station performed exceptionally well throughout most of the year. The Waipori scheme also made a valuable contribution during the height of the winter power crisis, although this led to unusually low lake storage levels during summer, as a result of continued low inflows to Lake Mahinerangi.

The Tararua Wind Farm is a relatively new facility, and a recent addition to our generation portfolio. As a result there is very little generation output history available for comparative purposes. However, during the year Tararua met output expectations, exceeding the performance expectations of most wind farm facilities internationally, and confirmed that the Tararua Ranges' "four seasons" wind is a very reliable source of electricity generation.

The value of the now completed automation of all TrustPower's larger power stations, with central control at our Te Maunga Head Office, was demonstrated during the winter crisis. This automation allowed a totally co-ordinated generation dispatch, tailored on a virtual hour-by-hour basis, to maximise water usage and minimise exposure to high wholesale spot market prices.

One Matahina 36 MW generation machine was removed for refurbishment over summer and returned to service in April 2002. The successful completion of this major project is testimony to the high level of technical and project management skills held within our Generation Team.

Highbank, a 30 MW power station in Canterbury previously connected directly into the national grid, was totally embedded into the local distribution network during the summer period. This change gives Highbank greater operating flexibility, and will result in a significant reduction in the cost of transmitting the scheme's output.

The renewal of water rights for a number of schemes has progressed well during the year. The Resource Management Act has a virtuous purpose, however, the operation of the Act leaves a lot to be desired. Many of our existing generation schemes have been in place since early to mid last century and will be a valuable source of electricity for New Zealander's for many generations to come. The re-consenting process in many ways asks us to justify why such schemes should actually remain in existence, on the basis that the environment may be better returned to its original state. This process is not only frustrating and time consuming, but also hugely expensive. Having said that, TrustPower is only involved in sustainable renewable generation and has an excellent track record for its care of the environment in every region in which it operates. TrustPower's record in this regard reflects the on-going efforts of our Generation Team to work closely with Local and Regional Councils, other resource users, and conservation and environmental groups.

TrustPower has been investigating generation opportunities in Australia, and recently secured the sole development rights for a proposed wind farm at Myponga, South Australia. This site will potentially provide for the construction of over 50 large wind turbines, and further opportunities are being pursued in both South Australia and Victoria. The State Government is sponsoring resource consent for Myponga wind farm, with a decision expected by September 2002. To manage the early stages of these developments, TrustPower has set up a permanent representation in Adelaide.

Several new generation developments have also been identified within New Zealand, and a team of specialist staff has been employed to progress these. With electricity demand continuing to grow at 3% per annum, and with the supply of gas from the Maui platform now expected to be depleted earlier than previously forecast, New Zealand will need more generation and will not necessarily be able to rely on natural gas in the future. We see further wind generation, enhancements of existing hydro schemes, and potential geothermal developments as fitting well with our focus on the use of renewable generation resources.

The Government recently released its Climate Change Policy, which includes ratifying the Kyoto Protocol.

The Policy proposes the introduction of a carbon tax in 2008, but in the short term offers financial project assistance to make carbon emission avoidance more economical. TrustPower is working closely with Government Officials on the process for determining project assistance, our view being that the second stage of the Tararua Wind Farm would be the ideal project to help meet the Kyoto obligations.

Retail Operations

Our early recognition that retailing is not just about buying and selling electricity, but is also very much about customer service, has proven to be sound. Good customer service is about efficient office systems and experienced well-trained staff, and thanks to its strength in these areas, TrustPower continues to be New Zealand's retail electricity industry leader in this respect.

During the early part of 2001 TrustPower campaigned successfully to win a large number of new customers, recognising at the same time that the retention of existing customers was of even greater importance. By year-end, TrustPower had succeeded in having the lowest level of customer losses of any significant electricity retailer in the New Zealand market.

During the winter crisis, On Energy was forced to sell its 490,000 electricity customers, which were purchased by Meridian Energy and Genesis (both State Owned Enterprises). These customers represented nearly 30%


MANAGEMENT TEAM

(Left to right) Jeff Childs – Financial Controller, Chris O'Hara, Manager – Energy Sales Division

market share, and as a result the generation to customer balance of the two large SOE generators changed markedly.

TrustPower's customers are, in the main, in regions where we have local generation. This strategy effectively limits our exposure to the costs of transmitting electricity from generation stations to our customers. The greater the geographic separation between generation and the load, the greater the risk of high priced transmission constraints which increase the cost of transporting energy into a region.

Late last year it was decided to sell our Upper North Island customers, where we have no generation, for an equivalent number of First Electric customers in Wellington and Christchurch, where we have generation in close proximity. This transaction has not only resulted in reduced transmission risk, but has also given us a greater market share in both of those regions, improving our ability to reduce per-customer meter reading and other service costs, and our ability to continue to provide competitive retail prices.

The amount of time and resources taken by the two companies to integrate their new customers has provided TrustPower with a further opportunity to consolidate its own systems and processes, and further cement our ability to deliver on-going superior customer service.

During early winter 2001, TrustPower launched a television campaign encouraging all New Zealanders to save electricity. It provided consumers, regardless of electricity retailer, with information and a number of self-help ideas to encourage them to reduce electricity usage. This campaign, fronted by our own Manager – Energy Sales Division, Chris O'Hara, achieved a high level of awareness of the energy crisis issues, as well increased awareness and profile for TrustPower. During the past year, the Friends customer loyalty programme has been extended out to all the regions where we trade, with considerable success. Customers were also offered a number of other non-electricity-related products and services. Cellphones, home security systems and a range of insurance products were offered to our Friends customers, with a good level of uptake. In a retail electricity market, where the product we sell is totally generic, we need to focus on service level and other benefits to provide differentiation. TrustPower has accomplished that to a very high level.

TrustPower responded to the higher wholesale electricity prices that became prevalent post the winter crisis with price increases to most of its customers. Although electricity consumers are never pleased with any price increase, TrustPower, through well presented information and sound justification, continues to achieve retail prices which reflect the wholesale market price without losing any significant number of our valued customers.

Our Call Centre is the face of the company in terms of delivering customer service. During the past year we have implemented a number of innovations that allow customers, by telephone, to obtain information, make payment arrangements, report power outages and to satisfy many other day to day requests, without always having to speak directly with our staff. These enhancements have been well received by our customers, many of whom lead busy lives, and who appreciate being able to deal with us at their own leisure.

Electronic power account payment has been promoted heavily during the year, with customers responding well to the convenience of having their prompt payment discount assured, and not having to remember to write cheques or visit a payment agent. TrustPower now has 40% of its 280,000 customers paying by electronic means.

TrustPower staff are committed to providing premium service to our customers, in an industry where recent history has shown many of our competitors have been found wanting. As a consequence TrustPower has not been exposed to the high and detrimental level of negative media focus that has afflicted some of our competitors.

Energy Procurement

TrustPower generates about 60% of the electricity it supplies to its mass-market customers, and purchases hedge contracts to secure the balance. Our 'Time of Use' large commercial and industrial customers are contracted to term, and supplied by hedge contracts for matching terms.

During the year our Energy Procurement Policies and Procedures were overhauled as a result of the winter experience. These Policies and Procedures set out in detail the risks inherent in the electricity market, and include a complex series of analytical tools that quantify those risks. Risk limits have been set and independently audited to ensure that the company operates within prudent levels of commercial risk.

The challenge with procurement risk management has been the accuracy of forecasting of generation yield from our own hydro power stations, and the level of customer consumption. Sophisticated hydrology models have been built to identify hydro inflow patterns into our main hydro catchments. Although the accurate prediction of rainfall in New Zealand will continue to be a difficult and challenging science, we are now in a position to probabilistically assess the characteristic of inflows, and the match between our own catchments and the major national hydro catchments. Understanding these correlations will allow us to better predict forward prices, and therefore our likely future hedging requirements.

Sales forecasting is similarly difficult to assess both seasonally and regionally. Now that TrustPower has been trading in most of its target regions for two or three years or more, historical comparisons between seasons and power consumption trends have enabled a more accurate prediction of future requirements.

The consequences of this higher level of generation and demand forecasting are a closer match between the purchase of electricity hedges, and exposure to the wholesale spot prices.

The Communities

A major part of our strategy to maintain customer loyalty is to be truly part of the communities where our customers live, work, run businesses, and bring up their children. The TrustPower Community Awards programme has now been established in 20 districts around New Zealand. All are run in partnership with local Councils, and a further expansion to additional regions where TrustPower has a significant customer presence is currently under consideration. This programme recognises the contribution voluntary organisations make to their community, and serves to raise community awareness about, and therefore the profile of, the organisations involved. The awards always attract a large number of nominations, which culminate in a presentation evening where winners and runners up in five categories and an overall winner, all chosen by an independent judging committee, are publicly recognised for their achievements. These local events are often a highlight of the year in some smaller centres, and touch a large number of local people. These awards culminate annually in the TrustPower National Community Awards, where the overall winners from all regions compete for the outright annual award for the year.

TrustPower Team

Any organisation that strives to be the best in its industry must have the best people. TrustPower has been fortunate that, in its transition from the old Tauranga Electric Power Board days, a number of highly skilled and knowledgeable staff chose to be part of TrustPower's commercial future.

The last year has amply demonstrated the level of knowledge and wisdom that these people bring to TrustPower. Going into the winter crisis, level heads recognised early the likely consequences for TrustPower's retailing business, and as a consequence made a significant positive difference to what was by any definition an extreme year. In particular, our generation team's knowledge about how to keep machines running and squeeze power out of every drop of available water in our catchment and river systems proved invaluable.

New ideas and new staff are critical to an expanding company, and through our recruitment and training programmes, we now have a skilled and committed team well equipped to serve customers and the company.

It has been a tough year for TrustPower, and I must give special thanks to the entire TrustPower Team whose commitment, skill and dedication brought TrustPower through, albeit battered, when others in the industry failed.

At the end of July 2001, Chief Executive Jeff Williams retired from TrustPower after nine years as leader of the company. Jeff lead the transition of TrustPower from the Tauranga Electric Power Board servicing 40,000 local customers and owning a half share in the Kaimai Power Scheme, to a highly respected national public listed company with 280,000 customers, 33 hydro power schemes, and the Tararua Wind Farm. Jeff didn't just grow the company, he produced a "can do" culture that lives on within the TrustPower Team, enabling the company to excel in all aspects of its operations, and at an industry level.

The Board, Management and staff acknowledge with thanks Jeff's contribution to the company during those nine years.

In April 2002 I was confirmed as the new Chief Executive, after holding an Acting role. I joined the company in 1986, bringing to the company's leadership a wide range of industry and retailing experience and skill, having previously held the position of Energy Sales Manager.

MANAGEMENT TEAM



(Left to right) Therese Thorn, Manager – Energy Procurement, Roger Burchett, Manager – Generation, Peter Calderwood, Manager – Strategic Development.

THE FUTURE

The electricity industry is still in a formative stage of development providing scope and opportunity for TrustPower to improve its profitability.

TrustPower has a sound Balance Sheet, a great team of people, and strong leadership from the Board and Management. The company has set a challenging path for improved financial returns, further customer growth and profitability, and new generation development.

The company is progressing new generation developments both at home and in Australia, encompassing both the expansion of existing generation and new developments.

Success in retailing electricity is about differentiation in customer service and our company in 1999 set out on a challenging path to be New Zealand's premium electricity provider. We have achieved that through ensuring that customer service is of a consistently high standard, and that loyalty benefits and community involvement create in customers' minds a feeling that TrustPower is the electricity company they would most like to do business with.

The electricity industry is still in a formative stage of development providing scope and opportunity for TrustPower to improve its profitability.

Keith Tempest
Chief Executive

SUSTAINABILITY REPORTS

Social Performance

TrustPower has continued to recognise that positive community interaction and good corporate citizenship are fundamental to long term business success and sustainability.

The expression "Think National, Act Local" still sums up TrustPower's approach to community involvement, recognising the company's national status, and encompassing our strategy of direct involvement in communities where we have a significant number of customers.

All of TrustPower's community activities focus strongly on building and maintaining relationships, and provide support and recognition. This focus, which supports a regional rather than national approach, involves initiatives that are replicated in the majority of the regions TrustPower serves.

Major initiatives undertaken during the year were:

Community Awards

TrustPower sponsors 19 Community Award programmes, encompassing 20 regions, all in partnership with either district or city councils. These annual Awards provide community recognition and financial assistance to organisations selected by a local independent judging panel. The Awards serve to raise community awareness of the existence and achievements of voluntary organisations, and through this heightened profile, increase the level of local support for the work that they do.

Our Awards have five categories; Art and Culture, Heritage and Environment, Health and Well-being, Sport and Recreation and Education and Child or Youth Development. These Awards have provided not only community recognition, but financial assistance to more than 200 voluntary organisations over the past year.

In addition to these regional Community Awards, TrustPower sponsors an annual National Community Award, where the overall winners from each region are given the opportunity to network, hear about each other's achievements and challenges, and collectively participate in a process that determines an overall National Award winner. In the last two years, this National Award has been won by CACTUS, a Hokitika based group that focuses on youth development, and the Otangarei Youth Sports and Recreation Trust, which has transformed a formerly troubled Whangarei community, into one that now exhibits a high level of community pride and spirit with a significant reduction in social problems.

"Customer Choice" Business Awards

As a company with a strong focus on customer service, it is appropriate that TrustPower now sponsors a "Customer Choice" category in Business Awards run by Chambers of Commerce in seven regions. These awards give TrustPower customers in these regions the opportunity to nominate businesses that they believe deserve recognition for "going the extra mile", or simply demonstrating service excellence. Winners of these awards have come from a wide range of businesses, including chemists, a milk vendor, supermarkets, a building society, a butcher and a coffee shop.

Community Fund

TrustPower repeated the previous success of its Community Fund programme in newly established markets in regions where we have won significant numbers of customers.

TrustPower makes a $5 donation to the fund on behalf of each new consumer, this year in Northland, Thames Valley, Wellington, Christchurch, Timaru, and Dunedin regions. In contrast to traditional grant schemes, it gave "power to the people" by asking these new customers to nominate where they thought the best value could be gained, in their community.

The programme has resulted in welcome financial support for a wide range of community organisations and projects, ranging from rescue helicopter services and animal welfare groups to pre-schools, schools and health, sport, conservation, heritage, cultural, and recreational bodies.

Art and Culture

TrustPower's approach to art and culture sponsorship has revolved around partnerships, where TrustPower can provide much needed support and exposure, while at the same time using events as an opportunity to reward loyal customers and forge business relationships.

During the past year TrustPower added to its long standing sponsorship of the Tauranga Schools Music Festival by becoming involved as a sponsor of School Music Festival and School Orchestras in Thames, Christchurch, Timaru, Dunedin and Otago. In addition, TrustPower has continued to sponsor a wide range of art and culture programmes, to help promote interest and participation by the community, including Art Exhibitions and Awards in smaller communities such as Waimate, Ashburton and Cambridge, a photographic competition on the South Island's West Coast, stage performances in Rotorua, Taupo, Tauranga, Nelson, Alexandra and Timaru, as well as the Wellington production of the acclaimed New Zealand stage musical "Rush", and the Taupo and Tauranga Arts Festivals.



Vehicles that have served TrustPower well are now serving community organisations in several regions all around New Zealand.

Other Sponsorships

TrustPower's other sponsorship activities have mainly aimed at benefiting the young people of our regions, who will represent New Zealand's future, or the attracting of people or participants from outside the regions to major events that will benefit those regions. These sponsorships have included events as diverse as the Alexandra Blossom, Queenstown Winter and Arrowtown Autumn Festivals, the Buller Marathon, Ashburton Young Achievers, Timaru Top School Competition and Fun Run, Dargaville Rotary Vocational Awards, West Coast and Canterbury Environmental Awards, and water based events, such as kayaking in the Waipori Gorge and yachting on Lake Brunner, using waterways associated with TrustPower's generation facilities.

TrustPower involves staff from all levels in its community relations activities. They participate in activities throughout our regions. This benefits them, the company and our customers through the gaining of knowledge about the regions and the issues where TrustPower operates, and gives customers in those areas the opportunity to meet staff that they might otherwise only interact with via the telephone.

Financial Performance

Revenue and Customer Numbers


TOTAL REVENUE $M
CUSTOMERS 000'S
1998 1999 2000 2001 2002
REVENUE
CUSTOMERS

Overhead Costs Per Customer


$ PER CUSTOMER
1998 1999 2000 2001 2002

Source of Electricity Sold


GWh's
1998 1999 2000 2001 2002
SELF GENERATED
MARKET PURCHASED

Operating Earnings and Dividends


$M
1997 1998 1999 2000 2001
EARNINGS
DIVIDENDS

Composition of Non Current Assets


$M
1998 1999 2000 2001 2002
GENERATION ASSETS
CUSTOMER BASE ASSETS
OTHER FIXED ASSETS

Operating Earnings and Dividends Per Share


CENTS PER SHARE
1998 1999 2000 2001 2002
EARNINGS (Weighted)
DIVIDENDS (Weighted)

Equity Ratio and Shareholder Returns


CORPORATE OWNERSHIP %
RETURN ON SHAREHOLDERS FUNDS %
1998 1999 2000 2001 2002
EQUITY RATIO
RETURN ON SHAREHOLDERS FUNDS

Current Shareholding (at 31 May 2002)


Infratil 28%
Tauranga Energy Consumer Trust 23%
Australia Gas Light 20%
Alliant 19%
Other 10%

Gross Revenue Distribution

Gross Profit Distribution


Energy Costs 53%
Gross Profit 10%
Line Costs 33%
Other 4%
Interest 23%
Shareholder Surplus 7%
Tax and GST 9%
Wages 22%

Environmental Performance



Waipori Power Scheme

TrustPower is one of New Zealand's larger electricity generators with 33 hydro schemes and one wind farm. The company therefore can have a direct and significant impact on the environments in which we operate. All the electricity the company generates comes from renewable resources and as such we are making a significant contribution to environmental sustainability, especially compared to other generators who all use non-renewable thermal generation.

Environmental Policy

TrustPower recognises its obligations and responsibilities to ensure the effective management of its assets and their surrounding environments. We also recognise the obligations placed on the company by legislative and regulative controls. These include the Resource Management Act 1991, Hazardous Substances and New Organisms Act 1996, Biosecurity Act 1993 and Regional and District Plans and Policy Statements.

TrustPower's main goal is to operate in a manner that maximises sustainable environmental performance, while minimising the incidence and source of negative effects. To achieve this, all actions that may effect the environment are governed by our Environmental Policy. In order to manage and monitor performance of these policies an Environmental Management System ('EMS'), has also been adopted.

The accomplishments and performances of the key areas of the EMS for the year ending 31 March 2002 are outlined as follows:

Non-compliance Events

For the year a total of 11 non-compliances events were recorded and reported. While we would prefer no events we have consistently improved on last year's total and that of the year before, being 38 and 115 non-compliance events respectively.

It is also very important to note that all of the non-compliance events for these years were minor in nature.

Contaminant Releases

The term 'contaminant release' refers to the uncontrolled or accidental release of hazardous substances. Oil and grease are the dominant types of hazardous substances used and stored by the company. We are happy to report no such contaminant releases were recorded for this year compared to two the previous year.

Consultation with the Community

The company strives to maximise the positive effects associated with the operation of its schemes. This is achieved by ensuring that schemes are, wherever possible, available to generate electricity while maintaining working relationships with community groups to enable recreational activities to be undertaken at or adjacent to the assets.

All resource consenting projects also involve comprehensive investigations on possible environmental effects, this also demands that TrustPower undertake consultation with "effected parties".

TrustPower also invites any input from the general public on any issues associated with the environmental performance of its schemes.

Promoting Efficient Resource Use

The company strives to promote efficient resource use in two key ways.

Firstly, it promotes demand side efficiency by applying strategic efficiency measures and encouraging its customers to use electricity outside peak demand times. The latter became a key issue during last years electricity "crisis".

Secondly, TrustPower also actively seeks to improve the efficiency of its power schemes through a continuing plant improvement process and a series of optimisation projects.

Staff Training

The company recognises that the only way it will achieve its goals outlined in its Environmental Policy and EMS is through its staff. In order to do this, TrustPower has in place an environmental training programme that keeps relevant staff up-to-date on current legislative requirements and the ways in which the company can effect the environment.

As mentioned in last year's annual report, TrustPower carried out an environmental audit of its operations to ensure environmental compliance.

The audit carried out by external environmental planning consultants was very comprehensive. The tasks identified by the audit are being actively followed up and these tasks are relatively minor and quickly resolved.



People like Fiona Smith and Jaye Cooper, who believe in and live the ethic of superior customer service, have helped TrustPower become one of the industry leaders.

Customer Service - TrustPower still No.1

■ CALL CENTRE

Electricity is a necessity of modern day life. But it is not something that consumers want to be "top of mind" - either at home or at the factory or office.

People's expectations about electricity are pretty simple really. They want to know they are connected and costs are kept to a minimum. They want to be able to flick a switch and have the lights come on, step into a hot shower when they need to, put a slice of toast in a slot and have it pop up cooked a few minutes later, and sit and watch their favourite programme on television without any interruptions – apart from the obligatory advertisements. All of which makes electricity pretty innocuous and boring stuff - when things are going the way they should be.

TrustPower's mission is to make electricity as boring as it can be, and the secret to that is good customer service. Things like reading meters regularly, sending bills that are accurate and on time, making sure customers are on the right tariff, telling customers in advance if the lights are going out for two hours while a pole is replaced at the top of their street, and having telephones answered by real people who are properly trained to understand customers needs and how to fix problems quickly – those things are the secret to keeping electricity boring.

Feedback from TrustPower's customers has confirmed that is why they like their electricity needs to be looked after by TrustPower – a company that is far from boring but makes sure the product it sells is. A novel approach perhaps, but one that we believe our customers find exciting.

CORPORATE GOVERNANCE STATEMENT

Role of the Board of Directors

The Board is responsible for the proper direction and control of the group's activities.

The Board establishes the group's objectives, the overall policy framework within which the business of the group is conducted and monitors management's performance with respect to these matters. Furthermore the Board's responsibilities include such areas of stewardship as the identification and control of the group's business risks, the integrity of management information systems and reporting to shareholders.

In practice the Board achieves its role through defined delegation to the Chief Executive who is charged with the day-to-day leadership and management of the group.

The Board has 12 scheduled one day meetings, an extended strategic planning meeting at least once a year, at least three audit committee meetings and several unscheduled meetings to consider and/or review substantial projects and any other special circumstances that may arise from time to time.

Internal Control

The group has adopted a system of internal control. The system is based upon written procedures, policies and guidelines, organisational structures that provide an appropriate division of responsibility, sound risk management, a programme of internal audit, and the careful selection and training of qualified personnel.

While the Board acknowledges that it is responsible for the overall control framework of the group, it recognises that no cost effective internal control system will preclude all errors and irregularities.

Risk Identification and Management

The group has in place defined policies and procedures to identify areas of significant business risk and has implemented procedures to effectively manage those risks. The policies and procedures are regularly reviewed by the Board and where appropriate the Board obtains advice from external advisors. Monthly reporting to the Board ensures that corrective action is taken promptly to mitigate any risk which may arise.

Wholesale Electricity Trading Policy

TrustPower acquires its energy for its customers from its own generation stations first, then buys additional requirements from the NZEM market at the spot price. Risk of high market spot prices is managed through the purchase from other traders of financial instruments which set the price to be paid for the electricity at the date nominated in the contract. TrustPower is counterparty to contracts with major industry participants.

A Wholesale Electricity Trading Policy has been adopted which allows wholesale electricity trading to occur within risk limits set by the Board.

Treasury Policy

Exposure to foreign exchange and interest rate risks is managed in accordance with the group's Treasury Policy that sets limits of management authority. Derivative instruments are used by the group to manage its business risks; but they are not used for speculative purposes.

Environmental Policy

TrustPower will operate so as to comply with all its legal and statutory environmental obligations.

In operating, maintaining and enhancing the groups assets it will:

1. avoid or minimise all adverse environmental effects which operations may cause;
2. liaise and work with the community and all potentially affected 'stakeholders' in the identification, mitigation and/or monitoring of any potential environmental effects;
3. use and operate the natural and physical resources under its control in an efficient and environmentally appropriate manner;
4. recycle and re-use materials wherever practical and economically feasible; and
5. ensure that all generation staff and contractors acting on behalf of the group are aware of:
   (i) the surrounding environment and the potential environmental effects which operations could induce, and
   (ii) the contingencies and procedures to be followed in the event of an adverse environmental effect being induced.

Company Information Policy

The following policy was adopted by the Board regarding the disclosure of company information:

That no director of the group may disclose information which that director has received in his or her capacity as a director or employee of the group, being information that would not otherwise be available to the director, to:

(a) a person whose interests that director represents; or

(b) a person in accordance with whose directions or instructions the director may be required, or is accustomed to act in relation to the director's powers and duties, without the prior consent of a subcommittee of the Board established to authorise the disclosure. The committee referred to above has not been required to meet to date.

Audit Committee

The Board has constituted a standing Audit Committee consisting of three Board members. The committee meets at least three times a year.

The role of the Audit Committee is formally recorded in a charter document approved by the Board of Directors. The primary objective of the committee, as set out in the charter, is to assist the Board in fulfilling its responsibilities relating to accounting and reporting practices of the group. In addition, the committee:

- oversees and appraises the adequacy and quality of the audits conducted by the company's internal and external auditors;
- maintains open lines of communication among the Board and the internal and external auditors;
- reviews the reliability and integrity of financial information presented to shareholders, regulators and the general public;
- determines the adequacy of the company's administrative, operating and accounting controls;
- monitors compliance with statutory and regulatory matters relating to financial and corporate reporting; and
- oversees the design and implementation of appropriate risk management systems in the business.

The Role of Shareholders

The Board aims to ensure that shareholders are informed of all major developments affecting the group's state of affairs. Information is communicated to shareholders in the annual report and interim report and various announcements to the New Zealand Stock Exchange. The Board encourages full participation of shareholders at the annual meeting to ensure a high level of accountability and identification with the group's strategies and goals.

Financial Statements

2002

THE DIRECTORS' RESPONSIBILITY STATEMENT

The directors are responsible for ensuring that the financial statements give a true and fair view of the financial position of the holding company and the group as at 31 March 2002 and their financial performance and cashflows for the year ended on that date.

The directors consider that the financial statements of the company and the group have been prepared using appropriate accounting policies, consistently applied and supported by reasonable judgements and estimates and that all relevant financial reporting and accounting standards have been followed.

The directors believe that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of the company and the group and facilitate compliance of the financial statements with the Financial Reporting Act 1993.

The directors consider they have taken adequate steps to safeguard the assets of the company and the group to prevent and detect fraud and other irregularities.

The directors have pleasure in presenting the financial statements of TrustPower Limited for the year ended 31 March 2002.

H.M. Titter
Chairman

B.J. Harker
Director

30 May 2002

HN604040 Company Registration Number

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
188 Quay Street
Private Bag 92162
Auckland, New Zealand
DX CP24073
Telephone +64 9 355 8000
Facsimile +64 9 355 8001

AUDITORS' REPORT TO THE SHAREHOLDERS OF TRUSTPOWER LIMITED

We have audited the financial statements on pages 17 to 31. The financial statements provide information about the past financial performance and cashflows of the company and group for the year ended 31 March 2002 and their financial position as at that date. This information is stated in accordance with the accounting policies set out on pages 20 and 21.

Directors' responsibilities

The company's directors are responsible for the preparation and presentation of the financial statements which give a true and fair view of the financial position of the company and group as at 31 March 2002 and their financial performance and cashflows for the year ended on that date.

Auditors' responsibilities

We are responsible for expressing an independent opinion on the financial statements presented by the directors and reporting our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements.

It also includes assessing:

(a) the significant estimates and judgements made by the directors in the preparation of the financial statements; and

(b) whether the accounting policies are appropriate to the circumstances of the company and group, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

We have no relationship with or interests in the company or any of its subsidiaries other than in our capacity as auditors, tax advisors and providers of financial advisory services.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

(a) proper accounting records have been kept by the company as far as appears from our examination of those records; and

(b) the financial statements on pages 17 to 31:

(i) comply with generally accepted accounting practice in New Zealand; and

(ii) give a true and fair view of the financial position of the company and group as at 31 March 2002 and their financial performance and cashflows for the year ended on that date.

Our audit was completed on 30 May 2002 and our unqualified opinion is expressed as at that date.

PricewaterhouseCoopers

Chartered Accountants
Auckland

Statements of Financial Performance

For the year ended 31 March 2002	Note	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
Total revenue	2	603,933	507,711	603,933	507,711
Earnings before interest, tax, depreciation and amortisation		39,476	66,866	36,485	55,902
Amortisation of intangible assets		(2,971)	(2,941)	(2,971)	(2,941)
Depreciation		(17,977)	(16,853)	(15,623)	(5,945)
Interest paid		(16,966)	(13,373)	(16,966)	(14,357)
Operating surplus before income tax	3	1,562	33,699	925	32,659
Income tax credit/(expense)	4	362	(10,214)	344	(9,645)
Operating surplus after income tax		1,924	23,485	1,269	23,014
Share of retained losses of associate	12	(636)		-	
OPERATING SURPLUS ATTRIBUTABLE TO THE SHAREHOLDERS		1,288	23,485	1,269	23,014

Statements of Movements in Equity

For the year ended 31 March 2002	Note	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
EQUITY AT BEGINNING OF YEAR		587,226	560,505	587,391	557,391
Surplus and revaluations					
Operating surplus attributable to the shareholders		1,288	23,485	1,269	23,014
Revaluation of generation assets	7	-	34,477	-	34,884
TOTAL RECOGNISED REVENUES AND EXPENSES		1,288	57,962	1,269	57,898
Other movements					
Amalgamation adjustment	11	-		-	3,343
Distribution to owners	5	(25,662)	(31,241)	(25,662)	(31,241)
EQUITY AT END OF YEAR		562,852	587,226	562,998	587,391

The accompanying notes form part of these financial statements.

Statements of Financial Position

As at 31 March 2002	Note	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
Shareholders equity					
Share capital	6	183,104	183,104	183,104	183,104
Revaluation reserve	7	51,527	50,815	51,934	51,222
Retained earnings	8	328,221	353,307	327,960	353,065
TOTAL SHAREHOLDERS EQUITY		562,852	587,226	562,998	587,391
Convertible notes	9	35,491	35,491	35,491	35,491
TOTAL CORPORATE OWNERSHIP		598,343	622,717	598,489	622,882
Represented by					
Current assets					
Cash and short term deposits	23	4,394	5,596	4,381	5,583
Bond deposits on trust		1,707		1,707	
Accounts receivable and prepayments	10	55,324	63,265	55,324	63,265
Provision for taxation	4	5,131	6,220	5,131	3,988
TOTAL CURRENT ASSETS		66,556	75,081	66,543	72,836
Non current assets					
Investment in subsidiary	11	-	-	39,376	45,584
Investment in associate	12	1,891	1,799	1,891	1,799
Investments in other companies		313	262	313	262
Fixed assets	13	731,405	737,400	688,064	691,709
Intangible customer base assets		55,649	51,714	55,649	51,714
TOTAL NON CURRENT ASSETS		789,258	791,175	785,293	791,068
TOTAL ASSETS		855,814	866,256	851,836	863,904
Current liabilities					
Bank overdraft	23	-	2,998	-	2,998
Accounts payable and accruals	14	61,060	77,556	61,060	77,554
TOTAL CURRENT LIABILITIES		61,060	80,554	61,060	80,552
Non current liabilities					
Unsecured loans	15	179,300	142,600	179,300	142,600
Provision for unrealised losses on derivatives	16	758	2,471	758	2,471
Deferred tax liability	4	16,353	17,914	12,229	15,399
TOTAL NON CURRENT LIABILITIES		196,411	162,985	192,287	160,470
TOTAL LIABILITIES		257,471	243,539	253,347	241,022
NET ASSETS		598,343	622,717	598,489	622,882

The accompanying notes form part of these financial statements.

Statements of Cashflows

For the year ended 31 March 2002	Note	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
Cashflows from operating activities					
Cash was provided from:					
Receipts from customers		610,989	488,965	610,989	488,958
Interest received		885	542	885	542
Taxation received	4	-	6,762	-	6,762
		611,874	496,269	611,874	496,262
Cash was applied to:					
Payments to suppliers and employees		588,193	421,760	588,193	419,065
Interest paid		18,271	15,495	18,271	15,495
Taxation paid	4	110	9,167	110	9,167
		606,574	446,422	606,574	443,727
NET CASHFLOW FROM OPERATING ACTIVITIES	22	5,300	49,847	5,300	52,535
Cashflows from investing activities					
Cash was provided from:					
Sale of fixed assets		558	795	558	373
		558	795	558	373
Cash was applied to:					
Acquisition of shares in associate		-	281	-	281
Acquisition of shares in other companies		51	237	51	237
Advance to subsidiary		-		4	5,933
Advance to associate		728	1,262	728	1,262
Bond deposits on trust		1,707		1,707	
Purchase of fixed assets		12,614	11,549	12,610	7,888
		15,100	13,329	15,100	15,601
NET CASHFLOW FROM INVESTING ACTIVITIES		(14,542)	(12,534)	(14,542)	(15,228)
Cashflows from financing activities					
Cash was provided from:					
Loan proceeds		88,400		88,400	
		88,400		88,400	
Cash was applied to:					
Loan repayments		51,700	3,250	51,700	3,250
Dividends paid	5	25,662	31,241	25,662	31,241
		77,362	34,491	77,362	34,491
NET CASHFLOW FROM FINANCING ACTIVITIES		11,038	(34,491)	11,038	(34,491)
NET INCREASE / (DECREASE) IN CASH HELD		1,796	2,822	1,796	2,816
CASH AT BEGINNING OF YEAR		2,598	(224)	2,585	(231)
CASH AT END OF YEAR	23	4,394	2,598	4,381	2,585

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

For the year ended 31 March 2002

NOTE 1: STATEMENT OF ACCOUNTING POLICIES

The financial statements presented here are for the reporting entity TrustPower Limited and the consolidated financial statements of the group comprising TrustPower Limited and its subsidiaries.

The financial statements have been prepared in accordance with the requirements of the Companies Act 1993 and the Financial Reporting Act 1993. The reporting entity and the group are issuers under the Financial Reporting Act 1993.

The financial statements have been prepared on the basis of historical cost with the exception of certain items for which specific accounting policies are identified.

(a) Principles of Consolidation

The group financial statements consolidate the financial statements of subsidiaries, using the purchase method, and include the results of associates using the equity method. All intercompany transactions, balances and unrealised profits and losses on transactions between group members have been eliminated.

(b) Intangible Customer Base Assets

Costs incurred in obtaining customer bases from other electricity supply companies are shown as an intangible asset. The customer bases are amortised on a straight line basis over the period of expected benefit. This period has been assessed as 20 years. The carrying value of the customer bases is reviewed annually by the directors and adjusted where it is considered necessary.

(c) Goods and Services Tax (GST)

The statements of financial performance and statements of cashflows have been prepared so that all components are stated exclusive of GST. All items in the statements of financial position are stated net of GST, with the exception of billed receivables and payables which include GST invoiced.

(d) Fixed Assets

All fixed assets are initially recorded at cost less accumulated depreciation where applicable. Generation assets were revalued to their market value as at 31 March 2001 as assessed by independent qualified valuers. Assets in this class will be revalued on a systematic basis every three years.

(e) Depreciation

Depreciation is provided on all fixed assets, other than freehold land, at rates calculated to allocate the asset's cost over their estimated useful lives. Depreciation is charged on a straight line basis as follows:

Dams and headworks	1%	Freehold buildings	2%
Generation plant	2%	Metering equipment	5%
Plant and equipment	10-33%	Windfarm plant	5%

Gains and losses on disposal of fixed assets are taken into account in determining the operating surplus for the year.

(f) Investments

All investments are initially recorded at cost.

(g) Revenue Recognition

Revenues from electricity sales include an accrual for units sold but not billed at balance date.

(h) Income Tax

The income tax expense charged to the statements of financial performance includes both the current year's provision and the income tax effects of timing differences calculated using the liability method. Tax effect accounting has been applied on a comprehensive basis to all timing differences with the exception of certain potential timing differences on revalued fixed assets.

Notes to the Financial Statements

For the year ended 31 March 2002

(i) Receivables

Receivables are stated at their estimated realisable value after adequate provision for doubtful debts. Bad debts are written off in the year in which they are identified.

(j) Foreign Currencies

There were no material foreign currency transactions during the year or outstanding foreign currency balances at balance date.

(k) Financial Instruments

Interest Rate Risk

The company has various financial instruments to reduce exposure to fluctuations in interest rates. Any resulting differential to be paid or received is accrued as interest rates change and is recognised as a component of operating revenue or expense. Where the underlying transaction for which the financial instrument is taken out no longer exists, then the derivative contracts are marked to market and any gain or loss arising is reflected in the statements of financial performance.

Electricity Price Risk

The company has entered into a number of electricity hedge contracts to reduce the risk from price fluctuations on the electricity spot market. These hedge contracts establish the price at which future specified quantities of electricity are purchased. Any resulting differential to be paid or received is recognised as a component of operating expenses upon maturity of the contract. Where the underlying transaction for which the financial instrument is taken out no longer exists, then the derivative contracts are marked to market and any gain or loss arising is reflected in the statements of financial performance.

Credit Risk

The company minimises its credit risk by limiting transactions to counterparties with high credit ratings and limiting the amount of funds placed with any party at one time.

Collateral

The company does not require collateral or other security to support financial instruments with credit risk. While the company may be subject to credit losses up to the notional principal or contract amounts in the event of non performance by its counterparties, it does not expect such losses to occur.

(l) Generation Development Expenditure

Exploration, evaluation and development costs that relate to specific generation prospects are recognised as assets to the extent that such costs are expected to be recouped through successful development and generation of electricity. Costs will ultimately be amortised over the estimated economic life of a project. The directors review the status of capitalised development expenditure on an annual basis and in the event that a project is abandoned, or if the directors consider the expenditure to be of no value accumulated costs are written off in the year in which that assessment is made.

(m) Employee Entitlements

Employee entitlements to salaries and wages, non monetary benefits, annual leave and other benefits are recognised when they accrue to employees. This includes the estimated liability for salaries and wages and annual leave as a result of services rendered by employees up to balance date.

(n) Changes in Accounting Policies

There have been no changes to the accounting policies applied.

Notes to the Financial Statements

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 2: TOTAL REVENUE				
Electricity sales	596,833	501,615	596,833	501,615
Interest received from associate	153		153	
Interest received from others	732	542	732	542
Other revenue	6,215	5,554	6,215	5,554
	603,933	507,711	603,933	507,711

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 3: OPERATING SURPLUS BEFORE INCOME TAX				
The operating surplus before income tax is stated after charging/(crediting):				
Adjustment of associate to value of net assets	-		636	
Amortisation of intangible assets	2,971	2,941	2,971	2,941
Audit fees and expenses	90	85	90	85
Fees paid for other services provided by the auditors	333	455	333	455
Bad debts written off	882	830	882	830
Change in provision for doubtful debts	500	400	500	400
Customer acquisition campaign costs and discounts	3,108	6,491	3,108	6,491
Depreciation	17,977	16,853	15,623	5,945
Directors fees	236	379	236	379
Directors retirement provision	60	-	60	
Donations	456	343	456	343
Interest paid on convertible notes	3,295	3,288	3,295	3,288
Interest paid on unsecured loans	13,671	10,085	13,671	11,069
Profit on sale of customer base	(6,737)		(6,737)	-
(Profit)/loss on sale of fixed assets	(95)	7	(95)	(16)
Rental and operating lease costs	105	110	2,459	11,019

Notes to the Financial Statements

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 4: INCOME TAX				
(i) Income tax (credit)/expense				
Operating surplus before income tax	1,562	33,699	925	32,659
Tax on operating surplus @ 33%	515	11,121	305	10,777
Tax effect of permanent differences	(1,791)	(534)	(1,563)	(534)
Adjustments from previous year	914	(373)	914	(598)
Total income tax (credit)/expense	(362)	10,214	(344)	9,645
Represented by:				
Current tax	1,199	1,817	1,199	8,793
Deferred tax	(1,561)	8,397	(1,543)	852
	(362)	10,214	(344)	9,645
(ii) Provision for taxation				
Balance at beginning of year	(6,220)	(5,632)	(3,988)	941
Net transfer from subsidiaries	-		(2,232)	(6,572)
Amalgamation adjustment	-		-	(4,745)
Current tax	1,199	1,817	1,199	8,793
Foreign investor tax credits paid	-	(1,490)	-	(1,490)
Net tax paid	(110)	(915)	(110)	(915)
Balance at end of year	(5,131)	(6,220)	(5,131)	(3,988)
(iii) Deferred tax liability				
Balance at beginning of year	17,914	9,517	15,399	848
Amalgamation adjustment	-		-	13,699
Transfer of tax benefits from subsidiary	-		(1,627)	
Benefit of tax losses brought to account	(8,638)		(7,011)	
Current year timing differences	7,077	8,397	5,468	852
Balance at end of year	16,353	17,914	12,229	15,399
The tax effect of timing differences relating to revalued fixed assets has not been recognised in the financial statements as it is not expected to reverse in the forseeable future. The unprovided liability that would crystalise only in the event where all revalued fixed assets were disposed of for consideration equivalent to or exceeding their revalued amounts is:	9,887	8,054	9,973	8,102
The subsequent realisation of the recognised tax losses is subject to the requirements of the income tax legislation being met.				
(iv) Imputation credit memorandum account				
Balance at beginning of year	578		578	
Net tax paid	110	915	110	915
Dividends allocated	-	(5,587)	-	(5,587)
Notional tax received regarding shareholder continuity changes	-	4,875	-	4,875
Other credits	-	375	-	375
Balance at end of year	688	578	688	578

Notes to the Financial Statements

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 5: DISTRIBUTIONS TO OWNERS				
Dividends on ordinary shares:				
Final dividend prior year	14,664	14,366	14,664	14,366
Interim dividend paid	10,998	16,875	10,998	16,875
	25,662	31,241	25,662	31,241

For the year ended 31 March 2002

NOTE 6: SHARE CAPITAL

There are 183,300,779 ordinary shares on issue at balance date. There was no movement in the number of shares on issue during the year.

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 7: REVALUATION RESERVE				
Balance at beginning of year	50,815	16,359	51,222	17,771
Revaluation of generation assets	-	34,477	-	34,884
Amalgamation adjustment	-		-	(1,412)
Transfer from/(to) retained earnings	712	(21)	712	(21)
Balance at end of year	51,527	50,815	51,934	51,222

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 8: RETAINED EARNINGS				
Balance at beginning of year	353,307	361,042	353,065	356,516
Operating surplus attributable to the shareholders	1,288	23,485	1,269	23,014
Transfer (to)/from revaluation reserve	(712)	21	(712)	21
Amalgamation adjustment	-		-	4,755
Dividends	(25,662)	(31,241)	(25,662)	(31,241)
Balance at end of year	328,221	353,307	327,960	353,065

Notes to the Financial Statements

For the year ended 31 March 2002

NOTE 9: CONVERTIBLE NOTES

There are 14,975,000 $2.00 (face value) convertible notes which mature on 31 October 2007 (interest is payable quarterly in arrears) and can be converted to ordinary shares on a one for one basis at the election of the note holder prior to this date. Interest payable on the notes has been fixed at 11% p.a. until 31 October 2002, thereafter interest will be set yearly based on one year government stock rates plus 1% p.a. For every 1,000 notes issued there is attached one voting debenture with a face value of $0.01 per debenture. The voting debenture carries voting rights equal to the conversion rights on the attached 1,000 convertible notes. The voting debentures have no rights to income or capital.

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 10: ACCOUNTS RECEIVABLE AND PREPAYMENTS				
Trade debtors and unbilled sales	53,886	59,738	53,886	59,738
Provision for doubtful debts	(1,500)	(1,000)	(1,500)	(1,000)
Other receivables	2,938	4,527	2,938	4,527
	55,324	63,265	55,324	63,265

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 11: INVESTMENT IN SUBSIDIARY				
Shares at cost	-		50,135	50,135
Advance from subsidiary	-		(10,759)	(4,551)
	-		39,376	45,584

The company owns 100% of Tararua Wind Power Limited, a wind power generating company, with a balance date of 31 March. On 31 March 2001 the wholly owned subsidiaries Coleridge Power Limited, Highbank Energy Limited, Kaimai Hydropower Limited, Matahina Generation Limited, Taranaki Generation Limited, Tauranga Electricity Limited, TrustPower Treasury Limited, Waipori Generation Limited and Westcoast Power Limited were amalgamated into the holding company using the short form method. Under the amalgamation the holding company acquired all of the assets and assumed responsibility for the liabilities. The assets and liabilities have been brought into the holding company's financial statements at their carrying values to the Group prior to the amalgamation. The effect of the amalgamation is as follows:

Notes to the Financial Statements

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 11: INVESTMENT IN SUBSIDIARY (CONTINUED)				
Assets and liabilities amalgamated:				
Investments in other companies	-		-	25
Fixed assets	-		-	504,129
Provision for taxation	-		-	4,745
Advances from subsidiaries	-		-	(371,062)
Accounts payable and accruals	-		-	(3,349)
Deferred tax liability	-		-	(13,699)
	-		-	120,789
Carrying value of investments in subsidiaries	-		-	117,446
Post acquisition results included in statement of movements in equity	-		-	3,343

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 12: INVESTMENT IN ASSOCIATE				
Share of losses before income tax	(636)		-	
Share of income tax	-		-	
Share of retained losses	(636)		-	
Shares at cost	537	537	537	537
Share of undistributed post acquisition losses	(636)		-	
Adjustment of associate to value of net assets	-		(636)	
	(99)	537	(99)	537
Advance to associate	1,990	1,262	1,990	1,262
	1,891	1,799	1,891	1,799

The company owns 50% of POS Power Limited, a company established to further initiatives with the use of EFTPOS technology in the metering and billing area, with a balance date of 30 June. 50% of the advance to associate is guaranteed by the other equity shareholder of the associate in the event that this money should not be recoverable.

TRUSTPOWER LIMITED • 2002 • Annual Report 27

Notes to the Financial Statements

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 13: FIXED ASSETS				
Freehold land (at cost)	1,143	1,363	1,143	1,363
Freehold buildings (at cost)	6,917	6,114	6,917	6,114
Accumulated depreciation	(1,425)	(741)	(1,425)	(741)
	5,492	5,373	5,492	5,373
Generation assets (at cost)	6,896		6,892	
Generation assets (at valuation)	690,371	690,508	644,680	644,817
Accumulated depreciation	(12,823)		(10,469)	
	684,444	690,508	641,103	644,817
Metering equipment (at cost)	43,485	40,588	43,485	40,588
Accumulated depreciation	(9,507)	(7,402)	(9,507)	(7,402)
	33,978	33,186	33,978	33,186
Plant and equipment (at cost)	15,128	13,206	15,128	13,206
Accumulated depreciation	(8,780)	(6,236)	(8,780)	(6,236)
	6,348	6,970	6,348	6,970
	731,405	737,400	688,064	691,709

Generation assets includes freehold land and buildings which are not separately identifiable from other generation assets. Generation assets were revalued as at 31 March 2001 to their estimated market value as determined by ANZ Investment Bank.

Metering equipment acquired prior to 31 March 1997 is carried at "deemed cost", being their valuation at 31 March 1997. This value does not exceed the depreciated historical cost of these assets. Metering equipment acquired subsequent to 31 March 1997 is carried at cost.

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 14: ACCOUNTS PAYABLE AND ACCRUALS				
Accounts payable and accruals	57,305	70,239	57,305	70,237
Current provision for unrealised losses on derivatives (note 16)	1,599	5,029	1,599	5,029
Employee entitlements	2,156	2,288	2,156	2,288
	61,060	77,556	61,060	77,554

Notes to the Financial Statements

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 15: UNSECURED LOANS				
Repayment terms:				
One to two years	79,300	42,600	79,300	42,600
Two to five years	100,000	100,000	100,000	100,000
	179,300	142,600	179,300	142,600
WEIGHTED AVERAGE INTEREST	5.6%	6.8%	5.6%	6.8%

The company has the following revolving loan facilities with interest repriced on a rolling 90 day basis:
(i) $75,000,000 expiring in 13 months.
(ii) $75,000,000 expiring in 2 years.
(iii) $100,000,000 expiring in 3 years.

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 16: PROVISION FOR UNREALISED LOSSES ON DERIVATIVES				
Total provision for unrealised losses on derivatives	2,357	7,500	2,357	7,500
Less provision shown as current liability	(1,599)	(5,029)	(1,599)	(5,029)
	758	2,471	758	2,471
Relating to:				
One to two years	557	1,713	557	1,713
Two to five years	201	758	201	758
	758	2,471	758	2,471

For the year ended 31 March 2002

NOTE 17: FINANCIAL INSTRUMENTS

In the normal course of business, the company incurs credit risk from trade receivables, transactions with financial institutions and electricity purchase price contracts. The company has a credit policy to manage the risk from trade receivables and has a provision for trade receivables that are unlikely to be collected. The company also requires a bond from customers who do not meet certain credit criteria. At balance date, the company had a concentration of credit risk to two groups of companies which represented 18% (2001: 15%) of trade debtors and unbilled sales. Management monitors this exposure on a monthly basis within established guidelines. The company does not require any collateral or security to support financial instruments as it only deposits with banks or other financial institutions with high credit ratings. The company further minimises its credit exposure by limiting the amount of funds placed with any one financial institution at any one time. The directors estimate that the carrying amounts of all financial instruments is equal to their fair value except as disclosed below.

Notes to the Financial Statements

For the year ended 31 March 2002

Interest rate agreements

The group has entered into a number of interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate unsecured loans. The total underlying value of debt subject to the agreements at balance date amounted to $155,000,000 (2001: $139,000,000). The agreement expiry dates range from one to seven years with a weighted average interest rate of 7.3% (2001: 7.6%). The fair value of the agreements is a loss of $1,461,000 (2001: $5,223,000), whilst the carrying value is a provision for unrealised losses of $1,667,000 (2001: $3,349,000) as per note 16.

Electricity purchase price contracts

The group has entered into a number of electricity contracts in order to reduce the risk from price fluctuations on the electricity spot market. The total contract value at balance date was $134,136,000 (2001: $70,710,000). The contract expiry dates range from one to four years with a weighted average price of 4.6 cents a kWh (2001: 4.3 cents a kWh). A further 1,871 GWh contract is held with a variable price mechanism for a period of two to five years. The fair value of the contracts can vary from day to day as the spot market for electricity varies. At balance date the secondary market for electricity purchase price contracts was not sufficiently active in order to obtain a reliable measure of the fair value of TrustPower Limited's hedging contracts. The carrying value is a provision for unrealised losses of $690,000 (2001: $4,151,000) as per note 16.

	GROUP		HOLDING COMPANY	
For the year ended 31 March 2002	2002 $000	2001 $000	2002 $000	2001 $000
NOTE 18: OPERATING LEASES AND CAPITAL COMMITMENTS				
Analysis of non cancellable operating lease commitments:				
Not later than one year	30	62	30	62
Between one and two years	10	54	10	54
Later than two years	10	56	10	56
	50	172	50	172
Capital expenditure contracted for at balance date but not provided for:	-	550	-	550
	-	550	-	550

For the year ended 31 March 2002

NOTE 19: CONTINGENT LIABILITIES

Certain of the catchment areas in which the group operates its hydro generation schemes are the subject of a claim against the Crown to be heard by the Waitangi Tribunal. The likely effect of the outcome of these claims is not able to be quantified.

The company has pending litigation of $2,000,000 (2001: nil) for a legal claim with respect to the termination of contractual terms which the company is vigorously disputing and have lodged a counter-claim. The directors expect no liability to arise.

Notes to the Financial Statements

For the year ended 31 March 2002

NOTE 20: RELATED PARTY TRANSACTIONS

No related party debts were forgiven or written off during the year. No material transactions took place with related parties during the year except for transactions with On Energy Limited, whose parent company, AGL NZ Limited is a significant shareholder of TrustPower Limited. Payments made to On Energy Limited for electricity purchases for the year amounted to $16,607,000 (2001: $10,472,000).

For the year ended 31 March 2002

NOTE 21: SEGMENTAL REPORTING

The group operates within the electricity generation and retail trading industry. All operations take place within New Zealand.

NOTE 22: RECONCILIATION OF NET CASHFLOW FROM OPERATING ACTIVITIES WITH OPERATING SURPLUS AFTER INCOME TAX

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
OPERATING SURPLUS AFTER INCOME TAX	1,924	23,485	1,269	23,014
Non cash items:				
Adjustment of associate to value of net assets	-		636	
Amortisation of intangible assets	2,971	2,941	2,971	2,941
Depreciation	17,977	16,853	15,623	5,945
Intercompany charges	-		2,353	10,909
Profit on sale of customer base	(6,737)		(6,737)	
(Profit)/loss on sale of fixed assets	(95)	7	(95)	(16)
Decrease in unrealised losses on derivatives	(5,143)	(8,820)	(5,143)	(5,828)
(Decrease)/increase in deferred tax liability	(1,561)	8,397	(3,170)	852
	9,336	42,863	7,707	32,817
(Increase)/decrease in working capital:				
Accounts receivable and prepayments	7,941	(18,204)	7,941	(18,211)
Provision for taxation	1,089	(588)	2,716	6,388
Accounts payable and accruals	(13,066)	25,776	(13,064)	26,541
NET CASHFLOW FROM OPERATING ACTIVITIES	5,300	49,847	5,300	52,535

Notes to the Financial Statements

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 23: CASH AT END OF YEAR				
Cash and short term deposits	4,394	5,596	4,381	5,583
Bank overdraft	-	(2,998)	-	(2,998)
	4,394	2,598	4,381	2,585

For the year ended 31 March 2002	GROUP 2002 $000	GROUP 2001 $000	HOLDING COMPANY 2002 $000	HOLDING COMPANY 2001 $000
NOTE 24: EARNINGS PER SHARE				
Earnings per share (cents per share)	0.7	12.8	0.7	12.6
Diluted earnings per share (cents per share)	1.8	13.0	1.8	12.7

Earnings per share is calculated by dividing the operating surplus attributable to the shareholders by the weighted average number of ordinary shares on issue during the year. Diluted earnings per share is calculated by dividing the operating surplus attributable to the shareholders, after adjusting for the after tax effect of interest paid on convertible notes, by the equivalent weighted average number of ordinary shares on issue as if all the convertible notes were converted.

Statutory Information

INTERESTS REGISTER

The group is required to maintain an Interests Register in which particulars of certain transactions and matters involving the directors must be recorded. The following matters were recorded in the Interests Register.

DIRECTOR'S INTERESTS IN CONTRACTS

The directors have declared interests in the following identified entities.

Director	Interest	Entity
Harold Mervyn Titter	Director	Port of Tauranga Ltd
	Director	Willis New Zealand Ltd
	Director	Uniservices Ltd
	Director	Northport Ltd
Christopher James Lindell	Director	Alliant International NZ Ltd
(Resigned 31 January 2002)	Director	Utility Investments Ltd
	Director/Shareholder	Infrastructure & Utilities NZ Ltd
	Director	Alliant Energy Australia Ltd
	Director	Alliant Energy Southern Hydro Pty Ltd
	Shareholder	Alliant Energy Corporation
Janette Frances Beange *(Resigned 28 February 2002)*	Trustee	Tauranga Energy Consumer Trust
Bruce James Harker	Director	POS Power Ltd
	Director	H.R.L. Morrison & Co Ltd
Ronald Powell Carter *(Appointed 31 January 2002)*	Director	Air New Zealand Ltd
Hugh Richmond Lloyd Morrison	Director	Port of Tauranga Ltd
(Appointed 31 January 2002)	Director	Wellington International Airport Ltd
	Chairman	H.R.L. Morrison & Co Ltd
	Chairman	Morrison & Co Infrastructure Management Ltd
	Director	New Zealand Stock Exchange
Simon Venn Young	Director	Alliant International New Zealand Ltd
(Appointed 31 January 2002)	Director	Te Maunga Power Ltd
Michael James Cooney	Trustee	Tauranga Energy Consumer Trust
(Appointed 28 February 2002)	Partner	Cooney Lees & Morgan

INFORMATION USED BY DIRECTORS

There were no notices from directors of the company requesting to disclose or use company information received in their capacity as directors which would not otherwise have been available to them.

Statutory Information

DIRECTORS HOLDING OFFICE AND THEIR REMUNERATION

The directors holding office during the financial year are listed below. The total amount of the remuneration and other benefits received by each director during the year, and responsibility held, is listed next to their names.

Director	Remuneration	Special Responsibilities
Harold Mervyn Titter	$85,000	Chairman of Board Member of Audit Committee Member of Remuneration Committee Non-executive Director
Janette Frances Beange *(Resigned 28 February 2002)*	$31,167	Non-executive Director Member of Audit Committee
Richard Spencer Clare *(Resigned 30 January 2002)*	$28,333	Non-executive Director
Bruce James Harker	$43,167	Non-executive Director Chairman of the Audit Committee Member of Remuneration Committee Director of POS Power Ltd
Christopher James Lindell *(Resigned 31 January 2002)*	$28,333	Non-executive Director Chairman of Audit Committee
Ronald Powell Carter *(Appointed 31 January 2002)*	$4,315	Non-executive Director Member of the Audit Committee
Hugh Richmond Lloyd Morrison *(Appointed 31 January 2002)*	$5,667	Non-executive Director
Simon Venn Young *(Appointed 31 January 2002)*	$5,667	Non-executive Director
Michael James Cooney *(Appointed 28 February 2002)*	$2,833	Non-executive Director

INDEMNIFICATION & INSURANCE OF EXECUTIVES & DIRECTORS

During the year the company paid insurance premiums in respect of directors' and certain executive employees' liability insurance. The policies do not specify the premium for individuals.

The directors' and executive employees' liability insurance provides cover against costs and expenses involved in defending legal actions and any resulting payments arising from a liability to persons (other than the company or a related body corporate) incurred in their position as director or executive employee unless the conduct involves a wilful breach of duty or an improper use of inside information or position to gain advantage.

The company has entered into deeds of indemnity in respect of each director, the Chief Executive, Company Secretary and Generation Manager, whereby each such director and executive employee is indemnified against the types of liability and costs described above as permitted by the company's Constitution and the Companies Act 1993.

SUBSIDIARY COMPANY DIRECTORS

Mr Keith Tempest (Chief Executive) held office as Director of the company's subsidiaries at the end of the financial year. No directors fees or other benefits were paid in relation to these directorships. The remuneration of employees acting as directors of subsidiaries is disclosed in the relevant bandings for remuneration set out below.

Statutory Information

EMPLOYEE REMUNERATION

During the year the number of employees or former employees (including employees holding office as directors of subsidiaries) who received remuneration and other benefits in their capacity as employees of the company, the value of which was or exceeded $100,000 per annum was as follows:

Remuneration Ranges	Number of Employees
$100,000 – 109,999	2
$110,000 – 119,999	3
$120,000 – 129,999	4
$160,000 – 169,999	1
$170,000 – 179,999	1
$180,000 – 189,999	1
$190,000 – 199,999	1
$210,000 – 219,999	1
$250,000 – 259,999	1
$370,000 – 379,999	1
$1,200,000 – $1,209,999	1

DIRECTORS' TRANSACTIONS IN SHARES OF THE HOLDING COMPANY

Director	No. of Shares Acquired/(Disposed)	Amount Paid/(Received) $	Date	Class of Share	Shares Held at Balance Date 2002	Shares Held at Balance Date 2001
MJ Cooney				Ordinary	44,939,419	44,939,419
SV Young				Ordinary	37,410,223	34,954,346

The shares recorded for Mr MJ Cooney are held as a non-beneficial interest in his capacity as a Trustee of the Tauranga Energy Consumer Trust.

The shares recorded for Mr Simon Young are held as a non-beneficial interest in his capacity as a director of Alliant International New Zealand Limited.

The company was not advised of any share transaction by any director during the year.

Shareholder Information

SUBSTANTIAL SECURITY HOLDERS

The company's register of substantial security holders, prepared in accordance with section 26 of the Securities Amendment Act 1988 recorded the following information at 31 May 2002.

Security Holder	Class of Securities	Number
Alliant International New Zealand Limited	Ordinary Shares	92,782,695
Infratil Limited	Ordinary Shares	92,782,695
Tauranga Energy Consumer Trust	Ordinary Shares	51,881,421
	Voting Debentures	14,975
	Convertible Notes	14,975,000
The Australia Gas Light Company	Ordinary Shares	25,604,881
	Voting Debentures	14,975
	Convertible Notes	14,975,000
Monolithic Enterprises Limited	Ordinary Shares	92,782,695

The above holdings refer to both beneficial and non-beneficial interests. In some cases the interests relate to the same parcels of securities. As at 31 May 2002 TrustPower Limited had 183,300,779 ordinary shares, 14,975 voting debentures and 14,975,000 convertible notes on issue.

SPREAD OF SECURITYHOLDERS (AS AT 31 MAY 2002)

Ordinary Shares (per register)	HOLDERS Number	%	SHARES Number	%
1 to 999	1,292	8.64%	512,452	0.28%
1,000 to 1,999	11,746	78.53%	12,083,013	6.59%
2,000 to 4,999	1,682	11.25%	4,090,229	2.23%
5,000 to 9,999	159	1.06%	956,452	0.52%
10,000 to 49,999	66	0.44%	1,153,226	0.63%
50,000 to 99,999	1	0.01%	50,000	0.03%
100,000 to 499,999	5	0.03%	741,346	0.40%
500,000 to 999,999	1	0.01%	502,529	0.27%
1,000,000 plus	5	0.03%	163,211,532	89.05%
	14,957	100.00%	183,300,779	100.00%

VOTING DEBENTURES

Debentures	Number	%	Number	%
10,000 to 14,999	1	100.00%	14,975	100.00%

Shareholder Information

LARGEST SECURITYHOLDERS (AS AT 31 MAY 2002)

	Ordinary Shares Number	Convertible Notes Number	% Ords	% Total Votes
1 Infratil Limited*	55,199,586		30.11%	27.84%
2 Tauranga Energy Consumer Trust	44,939,419		24.52%	22.67%
3 Alliant International New Zealand Limited	37,410,223		20.41%	18.87%
4 AGL NZ Limited	20,076,873	14,975,000	10.95%	17.68%
5 AGL NZ Capital Limited	5,528,008		3.02%	2.79%
6 Citibank Nominees (New Zealand) Limited*	502,529		0.27%	0.25%
7 National Nominees New Zealand Limited*	181,724		0.10%	0.09%
8 Infratil Investments Limited	172,886		0.09%	0.09%
9 TEA Custodians Limited No 2 Account	159,469		0.09%	0.08%
10 The Trustees Executors and Agency Company of New Zealand*	127,267		0.07%	0.06%
11 Gwendoline Holdings Limited	100,000		0.05%	0.05%
12 Brett Anthony Hart	50,000		0.03%	0.03%
13 Guardian Trust Investment Nominees (RWT) Limited *	46,764		0.03%	0.03%
14 NZ Share Index Nominees Limited	43,650		0.02%	0.02%
15 ABN AMRO Craigs Limited	42,027		0.02%	0.02%
16 Peter Russell Muir	40,000		0.02%	0.02%
17 Clime Asset Management Limited	40,000		0.02%	0.02%
18 Alan Summersgill	32,508		0.02%	0.02%
19 Custodial Services Limited	31,217		0.02%	0.02%
20 Paul Desmond Grogan	30,000		0.02%	0.02%
	164,754,150	14,975,000	89.88%	90.65%

* These holdings are registered in the name of New Zealand Central Securities Depository Limited

DOMICILE OF SECURITYHOLDERS (AS AT 31 MAY 2002)

Ordinary Shares	HOLDERS Number	%	SECURITIES Number	%
New Zealand	14,802	98.96%	183,134,772	99.91%
Australia	113	0.76%	115,903	0.06%
United States of America	11	0.07%	12,631	0.01%
Great Britain	10	0.07%	9,001	0.01%
Hong Kong	3	0.02%	5,300	0.00%
Other	18	0.12%	23,172	0.01%
	14,957	100%	183,300,779	100%
VOTING DEBENTURES				
New Zealand	1	100%	14,975	100%

VOTING RIGHTS

Every ordinary shareholder present in person, by proxy or by representative on a vote by voices or a show of hands has one vote, and on a poll has one vote for each ordinary share held.

On resolutions to be voted on by equity security holders, voting debenture holders have the same voting rights as ordinary shareholders except that on a poll they have 1,000 votes for each voting debenture held.

STOCK EXCHANGE LISTING

The company's ordinary shares are listed on the New Zealand Stock Exchange. No other securities are listed.

NEW ZEALAND STOCK EXCHANGE WAIVER

The Market Surveillance Panel granted a waiver, dated 30 July 2001, to Listing Rule 9.2.1 (requiring shareholder approval for related party transactions). The waiver relates to electricity hedge contracts with OnEnergy Limited, a subsidiary of major shareholder Australia Gas Light Company. The waiver prescribes a valuation methodology and waives Listing Rule 9.2.1 if electricity prices fluctuate unexpectedly causing the value thresholds to be exceeded in the future.

Directory

BOARD OF DIRECTORS

Harold M Titter – Chairman
Sir Ronald P Carter
Michael J Cooney
Bruce J Harker
HR Lloyd Morrison
Simon V Young

REGISTERED OFFICE / ADDRESS FOR SERVICE

TrustPower Building
Truman Road
Te Maunga
Mount Maunganui

WEBSITE

www.trustpower.co.nz

EMAIL ADDRESS

trustpower@trustpower.co.nz

POSTAL ADDRESS

Private Bag 12023
Tauranga
Telephone 07 574 4800
Facsimile 07 574 4825

AUDITORS

PricewaterhouseCoopers
188 Quay Street
Auckland

SHARE REGISTRAR

Computershare Investor Services Limited
159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland
Telephone 09 488 8700
Facsimile 09 488 8787

Shareholders with enquiries about transactions, change of address or dividend payments should contact the Share Registrar.

SOLICITORS

MinterEllisonRuddWatts
125 Queen Street
Auckland

STOCK EXCHANGE LISTING

New Zealand Stock Exchange
Level 9 ASB Bank Tower
2 Hunter Street
Wellington

TrustPower

TANGSHAN PEAK HEAT AND POWER CO., LTD.

INDEPENDENT AUDITORS' REPORT
AND FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(PREPARED UNDER ACCOUNTING STANDARDS
GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA)

TANGSHAN PEAK HEAT AND POWER CO., LTD.
INDEX TO FINANCIAL STATEMENTS

Contents Page(s)

德勤华永会计师事务所

Deloitte Touche Tohmatsu
Certified Public Accountants
30/F Bund Center
222 Yan An Road East
Shanghai 200002, PRC

中国上海市延安路 222 号
外滩中心 30 楼
邮编:200002

Beijing Branch
Deloitte Tower, 11th Floor
Sun Dong An Plaza, 138 Wangfujing Dajie
Beijing 100006, PRC
Tel: 86 (10) 6528 1599
Fax: 86 (10) 6528 1571

北京分所
中国北京王府井大街 138 号
新东安　德勤大楼十一层
邮政编码：100006
电话：86 (10) 6528 1599
传真：86 (10) 6528 1598

Deloitte Touche Tohmatsu

R 03-047

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Owners of TANGSHAN PEAK HEAT AND POWER CO., LTD.

We have audited the accompanying balance sheets of Tangshan Peak Heat & Power Co., Ltd. ("the Company") as of December 31, 2002 and 2001, and the related statements of operations, owners' equity, and cash flows for the years then ended (expressed in Renminbi). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Certified Public Accountants Ltd.
Beijing, China
January 6, 2003

TANGSHAN PEAK HEAT AND POWER CO., LTD.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
	RMB	RMB
ASSETS		
Current assets:		
Cash and cash equivalents	25,133,333	41,156,366
Accounts receivable	19,560,172	26,243,308
Inventories	24,866,948	10,141,430
Prepaid expenses and other current assets	992,808	6,521,689
Total current assets	70,553,261	84,062,793
Property, plant and equipment, net	620,619,412	652,088,075
TOTAL ASSETS	691,172,673	736,150,868
LIABILITIES AND OWNERS' EQUITY		
Current liabilities:		
Accounts payable	5,378,870	3,437,747
Accrued expenses and other current liabilities	20,286,234	16,232,687
Amount due to a related party	32,661,975	79,955,345
Total current liabilities	58,327,079	99,625,779
Long-term liabilities:		
Amount due to a related party	451,823,573	451,823,573
Total liabilities	510,150,652	551,449,352
Owners' equity:		
Registered capital	393,425,339	393,425,339
Accumulated deficit	(212,403,318)	(208,723,823)
Total owners' equity	181,022,021	184,701,516
TOTAL LIABILITIES AND OWNERS' EQUITY	691,172,673	736,150,868

See notes to financial statements.

TANGSHAN PEAK HEAT AND POWER CO., LTD.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
	RMB	RMB
Operating revenues:		
- Electricity	175,289,278	129,009,844
- Steam	15,858,357	2,609,336
- Other income	5,014,995	-
	196,162,630	131,619,180
Cost of operations:		
Fuel	(67,961,520)	(52,505,872)
Repairs and maintenance	(7,712,033)	(8,722,083)
Staff costs	(6,262,720)	(10,447,498)
Depreciation and amortization	(35,720,325)	(26,322,678)
Insurance	(4,090,160)	(5,576,257)
Other operating expenses	(14,778,202)	(18,900,321)
	(136,524,960)	(122,474,709)
Income from operations	59,637,670	9,144,471
Interest income	140,164	117,050
Interest expense	(58,407,610)	(62,542,981)
Withholding taxes on interest	(5,840,761)	(1,987,742)
Other income	791,042	11,486,020
Loss before income taxes	(3,679,495)	(43,783,182)
Provision for income taxes	-	-
Net loss	(3,679,495)	(43,783,182)

See notes to financial statements.

TANGSHAN PEAK HEAT AND POWER CO., LTD.
STATEMENTS OF OWNERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Registered capital	Accumulated deficit	Total
	RMB	RMB	RMB
Balance at January 1, 2001	393,425,339	(164,940,641)	228,484,698
Net loss for the year	-	(43,783,182)	(43,783,182)
Balance at December 31, 2001	393,425,339	(208,723,823)	184,701,516
Net loss for the year	-	(3,679,495)	(3,679,495)
Balance at December 31, 2002	393,425,339	(212,403,318)	181,022,021

See notes to financial statements.

TANGSHAN PEAK HEAT AND POWER CO., LTD.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002 RMB	2001 RMB
Cash flows from operating activities:		
Net loss	(3,679,495)	(43,783,182)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	35,720,325	26,322,678
Loss on disposal of property, plant and equipment		4,102,580
Changes in operating assets and liabilities:		
Accounts receivable	6,683,136	(20,031,916)
Inventories	(14,725,518)	(1,397,789)
Prepaid expenses and other current assets	5,528,881	(5,461,782)
Accounts payable	1,941,123	3,093,281
Accrued expenses and other current liabilities	4,053,547	2,384,958
Amount due to a related party	(47,293,370)	62,542,981
Net cash used in operating activities	(11,771,371)	27,771,809
Cash flows from investing activities:		
Proceeds on disposal of property, plant and equipment		178,467
Purchase of property, plant and equipment	(4,251,662)	(5,017,510)
Net cash used in investing activities	(4,251,662)	(4,839,043)
Cash flow from financing activities:		
New loan from an investor	-	6,697,007
Net decrease in cash and cash equivalents	(16,023,033)	29,629,773
Cash and cash equivalents, beginning of year	41,156,366	11,526,593
Cash and cash equivalents, end of year	25,133,333	41,156,366
Supplemental disclosure of cash flow information:		
Interest paid	103,077,788	-

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principal Activities

Tangshan Panda Heat and Power Co., Ltd. ("Panda"), Tangshan Pan-Western Heat and Power Co., Ltd. ("Pan-Western"), Tangshan Cayman Heat and Power Co., Ltd. ("Cayman"), and Tangshan Pan-Sino Heat Co., Ltd. ("Pan-Sino") (collectively the "Companies") are four Sino-foreign co-operative joint ventures established in the People's Republic of China ("PRC"). Panda and Pan-Western were established on September 22, 1995 and Cayman and Pan-Sino, on June 13, 1996. All four Companies have an operating period of 23 years from their date of establishment. The principal activities of the Companies are the generation and sale of electricity and steam. All of the Companies commenced operations in November 1999.

The registered capital of the Companies has been fully paid up. Pan-Western Energy Corp., LLC ("PWEC"), registered in Cayman Island, owns 87.92% of the Companies. Luannan County Heat and Power Plant ("LCHPP"), a PRC company, owns 12.08% of Panda and 6.04% of Cayman. Luannan Heat Company ("LHC"), a PRC Company, owns 12.08% of pan-sino. Tangshan Luanhua (Group) Company ("TLGC"), a PRC company, owns 12.08% of Pan-Western and 6.04% of Cayman.

Since June 1, 2001, the ultimate holding company of PWEC is Peak Pacific Investment Co., Ltd. ("PPIC"), incorporated in Singapore. Prior to that date the Companies were ultimately owned by Panda Global Holdings, Inc., a Delaware, United States, corporation.

Details of the capital contributions as of December 31, 2001 are set out as follows:

	Panda	Pan-Western	Cayman	Pan-Sino	Total
	RMB	RMB	RMB	RMB	RMB
Contributed by:					
PWEC	86,799,416	86,792,084	85,751,392	86,539,564	345,882,456
LCHPP	11,930,262	-	5,893,069	-	17,823,331
TLGC	-	11,930,262	5,893,069	-	17,823,331
LHC	-	-	-	11,896,221	11,896,221
	98,729,678	98,722,346	97,537,530	98,435,785	393,425,339

In October 2002, the Company received approval from Ministry of Foreign Trade and Economic Cooperation of PRC to merge Pan-Western, Cayman and Pan-Sino into the Company.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Details of the capital contributions as of December 31, 2002 are set out as follows:

	%	USD	RMB equivalent
PWEC	87.92	41,764,055	345,882,456
LCHPP	4.53	2,151,927	17,823,331
TLGC	4.53	2,151,927	17,823,331
LHC	3.02	1,436,308	11,896,221
	100.00	47,504,217	393,425,339

Basis of presentation

Prior to the merger of the Company with Pan-Western, Cayman and Pan-Sino in October 2002, the Companies were established for the sole purpose of owning and operating the power plant at Luannan, Hebei Province, PRC, and accordingly, combined financial statements have been prepared to present the economic interest of the Companies in the power plant and its operations. All significant intercompany transactions and balances between the Companies have been eliminated on combination.

The combined financial statements are presented in RMB, the currency in which the majority of the Companies' transactions are denominated.

Upon the completion of the merger, the financial statements of the Companies are merged and converted to be presented as the financial statements of the Company.

Summary of Significant Accounting Policies

The principal accounting policies, which have been adopted in preparing these financial statements and which conform to the accounting principles generally accepted in the United States of America ("US GAAP") are as follows:

Basis of Preparation - These financial statements of the Company are prepared in accordance with US GAAP. This basis of accounting differs from that used in the statutory financial statements of the Company which are prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises with foreign investment as established by the PRC Ministry of Finance (collectively referred to as "PRC GAAP").

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid debt instruments with maturities of three months or less at the date of purchase to be cash equivalents. The Company's cash equivalents are maintained with high quality credit institutions and their recorded cost approximates their fair market value.

Inventories - Inventories of fuel and spare parts are stated at the lower of cost, determined principally by the weighted average method, or market. Cost includes the purchase price of inventories, transportation, insurance expense, and other related expenses.

Property, plant and equipment - Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives as follows:

Land use rights	20 years
Buildings	20 years
Machinery and equipment	20 years
Motor vehicles	5 years
Office equipment and others	3 years

No depreciation is provided for construction in progress.

Borrowing costs - Interest expenses directly attributable to the construction of property, plant and equipment are capitalized as part of the costs of property, plant and equipment and construction-in-progress up to the completion date of the assets. All other interest expenses are charged to the combined statement of operations in the period in which they are incurred. Interest capitalized amounted to approximately RMB3.5 million for the year ended December 31, 2001 which was calculated by applying a capitalization rate of 13.75% to qualifying expenditure. None interest capitalization in 2002.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Long-lived assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the asset, is recognized if expected future undiscounted cash flows are less than the carrying amount of the assets. No impairment charge was recorded in 2002.

Revenue recognition - Revenue represents the invoiced amounts, excluding value-added tax ("VAT") and net of sales discounts, for electricity and steam generated and transmitted to the electric and steam delivery points stipulated in the Power Purchase Agreement ("PPA") and the Steam Purchase Agreement ("SPA"), respectively. The electricity and steam supplied will be charged at rates calculated in accordance with the formula stipulated in the PPA and SPA, respectively. The current tariff and steam rates charged for the year were RMB0.426 per kilowatt hour and RMB94 per ton, respectively, (inclusive of VAT). These rates have been approved by the local pricing bureau.

Interest income earned from deposits placed with banks is recognized on a straight-line basis.

Income taxes - Income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classfication of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

Foreign currency translation - The financial statements of the Company are presented in RMB, as it is the functional currency of the Company. Transactions in foreign currencies are translated at rates of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are retranslated at rates ruling at the balance sheet date. Exchange differences are recognized in the statement of income.

The functional currency of the Company is the local currency.

Financial instruments - The carrying value of financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and other payables are carried at cost which approximates fair value due to the short-term nature of these instruments. The Company does not use derivative investments to manage risks.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently issued accounting standards - In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No.144, "Accounting for Impairment of Disposal of Long-Lived Assets". SFAS No.144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company does not expect the adoption of SFAS No.144, effective January 1, 2002, will have a material impact on its financial statements.

In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No.146 supersedes previous accounting guidance, principally Emerging Issue Task Force Issue ("EITF") No.94-3. The Company will adopt the provisions of SFAS No.146 for restructuring activities initiated after December 31, 2002. SFAS No.146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No.94-3, a liability for an exit cost was recognized at the date of a Company's commitment to an exit plan. SFAS No.146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No.146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

Financial risks management objective and policies

(i) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to the Company. The Company has adopted the policy of only dealing with creditworthy counterparts and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial losses from defaults. The Company measures credit risk on a fair value basis.

The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(ii) Business risk

The Company's operations are conducted in PRC and accordingly is subject to special considerations and significant risks relating to the energy industry in China. These include risks associated with, among others, the political, economic and legal environment.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(iii) Economic risk

The Company's operations may be adversely affected by significant political, economic and social uncertainties in PRC. Although the PRC government has been pursuing economic reform policies for the past years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered.

(iv) Foreign exchange risk

The Company's liabilities denominated in foreign currency are exposed to currency translation risk as the primary source of income of the Company is in RMB.

(v) Interest rate risk

The Company's primary interest rate risk relates to interest bearing debt. The Company primarily raises long-term loans based on expectations to future interest rate trend. As at the balance sheet date, the average term to maturity of the Company's loans was approximately 16 months and 12.75% of the interest bearing debt had fixed interest rate terms.

(vi) Liquidity risk

It is the Company's policy for the raising of capital and the placing of surplus fund to be managed centrally. The Company has targets for available funds in the form of surplus liquidity and irrevocable credit facilities, which are always to be available to the Company at any given time.

(vii) Fair value of financial assets and financial liabilities

The carrying amount of financial assets and financial liabilities reported in the balance sheet approximate the fair value of those assets and liabilities.

2. INVENTORIES

	2002	2001
	RMB	RMB
Fuel	18,765,116	3,736,514
Spare parts and consumables	6,101,832	6,404,916
	24,866,948	10,141,430

3. PROPERTY, PLANT AND EQUIPMENT, NET

	2002	2001
	RMB	RMB
Land use rights	45,269,079	45,289,079
Buildings	115,723,390	117,320,970
Machinery and equipment	525,416,412	522,088,962
Motor vehicles	6,300,336	6,058,336
Office equipment and others	1,343,239	1,108,693
	694,052,456	691,866,040
Less: accumulated depreciation and amortisation	(81,090,304)	(45,369,979)
Construction in progress	7,657,260	5,592,014
Property, plant and equipment, net	620,619,412	652,088,075

4. OPERATING REVENUES

Included in operating revenues in year ended December 31, 2002 is a government grant for the amount of RMB5,000,000.

5. INCOME TAXES

In accordance with the Income Tax Law of the PRC for Enterprise with Foreign Investments and Foreign Enterprises, the Company is entitled to full exemption from Foreign Enterprise Income Tax ("FEIT") for the first two years and a 50% reduction for the next three years, commencing from the first profit-making year after offsetting all tax losses carried forward from the previous five years. The Company has obtained approval from the state tax authority for this tax preferential treatment effective June 13, 2001.

In accordance with a circular issued by the State Council, effective January 1, 1999, foreign investment enterprises throughout the PRC in the fields of energy, may pay FEIT at the rate of 15% subject to approval from the State Administration for Taxation. The Company has obtained approval from the state tax authority for this tax preferential treatment effective from June 13, 2001.

5. INCOME TAXES - CONTINUED

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences arising from differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized when their realization is considered to be probable.

Deferred income tax assets are as follows:

	2002 RMB	2001 RMB
Deferred tax asset		
Property, plant and equipment	21,761,790	20,347,839
Net operating loss carryforwards	10,098,707	3,841,116
Total deferred tax asset	31,860,497	24,188,955
Valuation allowance	(31,860,497)	(24,188,955)
Net deferred tax asset	-	-

At December 31, 2002, tax losses carried forward in the PRC amounted to RMB67,324,712, which will expire commencing in 2007. A full valuation allowance is provided in the financial statements in respect of the tax losses carried forward and property, plant and equipment tax assets as it is not certain that the tax loss and other temporary difference will be fully realized in the foreseeable future.

6. RELATED PARTY TRANSACTIONS

The Company has entered into a number of transactions with a related party. The balances and transactions with this related party for the years ended and as of December 31, 2002 and 2001 are as follows:

Amount due to a related party comprised:

	2002 RMB	2001 RMB
PWEC	32,661,975	79,955,345

6. RELATED PARTY TRANSACTIONS - CONTINUED

The amount due to PWEC represented interest payable for the amount of RMB29,443,836 (2001: RMB74,114,014) and insurance expenses, paid on behalf of the Company for the amount of RMB3,218,139 (2001: RMB5,841,331). The amount is non-interest bearing and without specific repayment terms, but is subject to repayment by the Company at any time.

PWEC has also provided the following unsecured loan to the Company, which bears interest at 12.75% per annum. The principal is repayable on April 1, 2004.

	Principal	Accrued interest
	RMB	RMB
Balance at January 1, 2001	445,126,566	11,571,033
Loan raised during the year	6,697,007	-
Interest expense for the year	-	62,542,981
Balance at December 31, 2002	451,823,573	74,114,014
Interest payment	-	(103,077,788)
Interest expense for the year	-	58,407,610
Balance at December 31, 2002	451,823,573	29,443,836

7. COMMITMENTS AND CONTINGENCIES

	2002	2001
	RMB	RMB
Commitments for the acquisition of property, plant and equipment	2,126,250	-

8. RETIREMENT BENEFITS

Eligible employees of the Company who are citizens of the PRC are entitled to retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed benefits plan. The PRC government is responsible for the benefit liability to these retired employees. The Company is required to make contributions to the state retirement plan at 20% (2001: 22%) of their average monthly salaries.

The aggregate amounts expensed by the Company in respect of the above plan amounted to RMB895,009 and RMB869,923 for the year ended December 31, 2002 and 2001, respectively.

* * * * * *

Qiu Kuai Shi Shen Wai [2003] No. 10

Audit Report

Tongxiang TIES Heat & Power Co. Inc.:

We have been entrusted to do the audit to your company. We audited your company's Balance Sheet of December 31, 2002, the Income Statement and the Cash Flow of Year 2002. Those financial statements are your company's responsibility. Our responsibility is to present the auditing opinion about those financial statements. Our audit is conducted based on "China Independent Audit Standard of Registered Accountants". During the audit period, we looked into the company's specific situation and implemented the audit procedures that we thought as necessary, such as spot-checks in the accounting records and so on.

We hold that the above financial statements meet the regulations in the "Enterprise Accounting Standard" and the "Enterprise Accounting System". They fairly reflect in all major areas your company's financial situation on December 31, 2002, the business achievements and the cash flow condition of the year 2002. And your choice of accounting method has followed the consistent principle.

Attachments:
Each of the following:
Balance Sheet of December 31, 2002
Income Statement of Year 2002
Cash Flow of Year 2002

Qiushi United Accountant Office
China Registered Accountant: Shu Yun
China Registered Accountant: Huang Shaoming

BALANCE SHEET

DEC.31, 2002

TONGXIANG TIES HEAT & POWER CO., LTD.

ITEMS	LINE	AT BEG. OF YEAR	END OF PERIOD	ITEMS	LINE	AT BEG. OF YEAR	END OF PERIOD
CURRENT ASSETS	1			CURRENT LIABLILITIES	50		
Currency	2	22,245,912.21	10,754,411.86	Short-term payable	51		
Short term investment	3			Notes payable	52		
Note receivable	4		300,000.00	Accounts payable	53	442,221.24	1,743,601.20
Dividend Receivable	5			Advances from customer	54		
Interest Receivable	6			Accrued payroll	55	724,934.11	347,347.75
Accounts receivable	7	7,191,815.64	6,089,111.06	Welfare payable	56		
Other receivable	8	8,055,463.50	5,500.00	Dividends payable	57		
Advances to suppliers	9	637,402.80	3,535,996.80	Tax payable	58	295,226.05	690,025.29
Allowence Receivable	10			Other tax payable	59		
Inventories	11	5,674,365.06	5,646,237.54	Other payable	60	465,818.21	698,729.03
Prepaid expenses	12	144,058.66	362,969.36	Accrued payable	61		
Long term investment maturing within one year	13			Estimated liabilities	62		
Other current assets	14			Deferred gain	63		
	15			Long term liabilities due within one year	64		
	16			Other current liabilities	65	1,721,200.00	2,350,120.00
TOTAL CURRENT ASSETS	17	43,949,017.87	26,694,226.62	TOTAL CURRENT LIABILITIES	66	3,649,399.61	5,829,823.27
LONG TERM INVESTMENTS	18			LONG TERM LIBILITIES	67		
LONG TERM STOCK INVESTMENTS	19			Long term loans	68		
LONG TERM EQUITY INVESTMENTS	20			Debentures payable	69		
*Price difference consolidation	21			Long term payable	70		
	22			Special payable	71		
	23			OTHER LONG TERM LIABILITIES	72		
TOTAL LONG TERM INVESTMENTS	24			Unamortized exchange gain	73		
FIXED ASSETS	25			TOTAL LONG TERM LIABILITES	74		
Fixed assets-cost	26	180,013,246.65	181,299,566.21	DEFERRED TAX	75		
Less: accumulated depreciation	27	26,021,368.31	33,459,182.72	Deferred tax credits	76		
Fixed assets-net value	28	153,991,878.34	147,840,383.49	TOTAL LIABILITIES	77	3,649,399.61	5,829,823.27
Less: Fixed Assets Devaluation Preparation	29			*Minority shareholders' liabilities	78		
Fixed Assets Net-Value	30	153,991,878.34	147,840,383.49	Owner's equity(or shareholder's liabilities):	79		
Construction material	31			Paid in capital	80	199,536,285.98	199,536,285.98
Construction in progress	32	37,000.00	10,460,903.39	Chinese investment (not end of period amount) ____)	81	139,675,400.19	139,675,400.19
Disposal of fixed assets	33			Foreign invetment (not end of period amount ____)	82	59,860,885.79	59,860,885.79
	34			Less: invetment returned	83		-16,240,256.96
	35			Net paid in capital	84	199,536,285.98	183,296,029.02
TOTAL FIXED ASSETS	36	154,028,878.34	158,301,286.88	Capital surplus	85		
INTANGIBLE ASSETS AND OTHER ASSETS	37			Surplus Reserved	86		
Intangible assets	38	16,480,000.00	16,120,000.00	Legal surplus reserve	87		
Long term depreciation	39			Legal welfare fund	88		
Other long term assets	40	7,073,756.00	6,430,676.00	Reserve at will	89		
Unamortized Exchange losses	41			Reserve fund	90	1,290,900.00	1,762,590.00
	42			Enterprise expansion fund	91	1,290,900.00	1,762,590.00
	43			Profits capitalised on return of investments	92		
TOTAL INTANGIBILE AND DEFERRED ASSETS	44	23,553,756.00	22,550,676.00	Curret year net income	93		
DEFERRED TAXES	45			*Investment loss not confirmed	94		
Deferred tax charges	46			Undisributed profits	95	15,764,166.62	14,895,157.21
	47	23,553,756.00	22,550,676.00	Exchange difference	96		
	48			TOTAL OWER'S EQUITY OR SHAREHOLDER LIABILITIES	97	217,882,252.60	201,716,366.23
TOTAL ASSETS	49	221,531,652.21	207,546,189.50	TOTAL LIABILITIES AND OWNER' EQUITY	98	221,531,652.21	207,546,189.50

INCOME STATEMENT

DEC. 2002

TONGXIANG TIES HEAT & POWER CO., LTD.

ITEMS	LINE	LAST YEAR	CURRENT YEAR
1. Main Business Revenue	1	60,294,997.58	67,964,631.21
Including: Export sales	2		
Less: Main business cost	3	41,536,177.72	49,090,113.21
Export sales cost	4		
Main business tax and plus	5	0.00	0.00
2. Income From Main Business (minus for loss)	6	18,758,819.86	18,874,518.00
Add: Income from other operations (minus for loss)	7	819,123.81	1,314,072.38
Less: Operationg expenses	8		
General and administrative expenses	9	3,747,613.40	4,163,684.35
Financial expenses	10	-166,481.43	-196,563.76
Including: Interest expenses (less interest income)	11		
Exchange loss (less exchange gains)	12		
OPERATING INCOME (minus for loss)	13	15,996,811.70	16,221,469.79
Add: Investment income (minus for loss)	14		
Subsidies	15		
Non-operating income	16	100,000.00	98,301.18
Less: Non-operating expenses	17	82,104.15	14,371.74
INCOME BEFORE TAX (minus for loss)	18	16,014,707.55	16,305,399.23
Less: Income tax	19	1,361,760.00	1,410,242.02
*Profit and loss of minor share holders	20		
Unconfirmed profit and loss (plus for profit)	21		
NET INCOME	22	14,652,947.55	14,895,157.21

Attention: Items in the table attached with * are for accountant report forms combination use

Supplement:

ITEMS	CURRENT YEAR	LAST YEAR
Income from selling, treating and investing department		
Loss caused by natural disaster		
Increasing (or decreasing) Net Income influenced by changing accountant policy		
Increasing (or decreasing) Net Income influencedby changing accountant estimate		
Loss caused by debts recomposition		
Others		

Address:
38 Yuxing Street (Gonghang Building 3)
Wutong Street District, Tongxiang

February 24, 2003

Remarks Attached to Tongxiang TIES Heat & Power Co. Inc. Financial Statements Year 2002

Monetary unit: RMB

I. Company Profile

Tongxiang TIES Heat & Power Co. Inc. (hereafter referred to as "our company") is a China-foreign cooperative joint venture approved by the People's Government of Zhejiang Province. It is established in 1997, has registered capital 24,100,000 USD. It started operation in 1998.

The main business range of our company includes production and sales of electric power and steam.

II. Principle Accounting Policy

1. Accounting System;

Our company executes "Enterprise Accounting System" and its supplemental regulations.

2. Fiscal Year

The fiscal year of our company is from January 1 to December 31.

3. Bookkeeping Principle and Price Calculation Base

The bookkeeping principle is based on rights & responsibility. The price calculation is based on actual cost.

4. Bookkeeping Basic Monetary Currency and the Foreign Currency Exchange

RMB is the bookkeeping basic monetary currency. The market exchange rate for RMB of the first day of that very month is taken for bookkeeping. When in period ending, the balance of the foreign currency in the foreign currency account is adjusted according to the market exchange rate of that very day. The difference is computed into the financial expense of that very period.

5. Inventory Assess Method

Material sent out and the products are valuated based on the weighted average.

6. Fixed Assets and Depreciation

The straight-line method average calculation is used for the fixed assets depreciation. To decide on the depreciation rate, the classification, the original value, the estimated expiration of use, and the estimated residual value (10% of the original value) is calculated.

7. Intangible Assets and Their Amortization

Land use right: amortization for 50 years from January 1998

8. Long Term Prepaid Expense and Amortization

Amortization for 15 years from January 1998

9. The Confirmation of the Business Income

Commodity sale: the realization of a business income is when the commodity has been sent out, the ownership of the commodity has been transferred to the buyer, the loan has been received or the proof of the loan has been received.

10. Tax Items

Value added tax rate	17%; 13%
Business tax rate	5%

III. Explanation for Some Items in the Financial Statements

(1) Balance Sheet

1. Monetary Capital — Year ending balance 10754411. 86

RMB cash in bank	10164126. 44
USD cash in bank (USD71177.76)	589159. 67

2. Receivables — Year ending balance 6089111. 06

Account age analysis

Within a year	6084234. 28	99. 9%
More than two years	4876. 78	0. 1%
Total	6089111. 06	100%

3. Prepaid Loan — Year ending balance 3564996. 80

4. Other Receivables — Year ending balance 5500. 00

Account age analysis

Within a year	5500. 00	100%

5. Inventory — Year ending balance 5646237. 54

Raw material	5646237. 54

6. Notes Receivable — Year ending balance 300000. 00

7. Fixed Assets — Year ending balance 181299566. 21

Year beginning	Increase in this year	Decrease in this year	Year ending
180013246. 65	1286319. 56		181299566. 21

8. Accumulated Depreciation — Year ending balance 33459182. 72

Year beginning	Increase in this year	Decrease in this year	Year ending
26021368. 31	7437814. 41		33459182. 72

9. Ongoing Construction Project — Year ending balance 10460903. 39

Year beginning	37000.00
Increase this year	11216750.95
Transferred out this year	792847.56
Year ending	10460903.39

10. Intangible Assets and Long Term Prepaid Expense

Year ending balance 22550676.00

	Year beginning	Increase this year	Amortization this year
A. Ground use right	16480000.00		360000.00
B. Other prepaid exp.	7073756.00		643080.00

11. Prepaid Expense Year ending balance 362969.36

12. Accounts Payable Year ending balance 1743601.20

13. Taxes Payable Year ending balance 690025.29

Taxes	Period beginning	Payable this year	Paid this year	Not paid period ending
VAT	-76711.07	6183159.17	5732190.87	374257.23
Business tax		1500.00		1500.00
Stamp tax		6955.50		6955.50
Income tax	371937.12	1410242.02	1474866.58	307312.56
Total	295226.05	7601856.69	7207057.45	690025.29

14. Other Payables Year ending balance 756719.08

15. Accrued Payroll Year ending balance 0

Item	Year beginning	Planned expense	Expended	Year ending	From year ending to audit date
Payroll		4459282.81	4459282.81		

16. Welfare payable Year ending balance 2668477.70

Item	Year beginning	Planned expense	Expended	Year ending	From year ending to audit date
Retire	435433.00	287940.00	444740.00	278633.00	
Unemployment		26115.00	26115.00		
Med. Insurance		164161.40	164161.40		
Housing		128667.00	128667.00		
Bonus	1721200.00	628920.00		2350120.00	

Welfare	289501.11		249776.41	39724.70
Total	2446134.11	1235803.40	1013459.81	2668477.70

17. Dividends Payable Year ending balance 0

Shareholder	Year beginning	Distribution this year	Paid this year	Year ending balance
Foreign Party		8877073.25	8877073.25	
Chinese Party		5275059.01	5275059.01	
Total		14152132.26	14152132.26	

18. Capital Actually Received Year ending balance 199536285.98

Investor	Year beginning (Original currency)	Increased this year	Year ending	Reason for increase/decrease
IEC Singapore	59860885.79 (USD7.23 mil)		59860885.79	
Ju Neng H & P	139675400.19 (USD16.87 mil)		139675400.19	
Total	199536285.98		199536285.98	

19. Surplus Year ending balance 3525180.00

	Year beginning	Increased this year	Decreased this year	Year ending
Reserve fund	1290900.00	471690.00		1762590.00
Business development fund	1290900.00	471690.00		1762590.00

20. Profit Not Distributed Year ending balance 14895157.21

Balance from last year	15764166.62
Increased this year	14895157.21
Decreased this year	15764166.62

(2) Income Statement

1. Major Business Income Taking place this year 67964631.21

Major business item	Year business net income
Electricity	52153243.97
Steam	15811387.24

2. Major Business Cost Taking place this year 49090113.21

3. General & Administrative Expense Taking place this year 4163684.35

Office expense	154526.28
Travel expense	125759.69
Entertainment expense	142829.85
Intangible assets amortization	643080.00
Depreciation	652823.67
Ground use expense	360000.00

4. Financial Expense	Taking place this year	–196563. 76
5. Other Business Profit	Taking place this year	1314072. 38
Other business income		1340344. 88
Other business expense		26272. 50
8. Out of Business Income	Taking place this year	98301. 18
9. Out of business Expense	Taking place this year	14371. 74

PARECER DOS AUDITORES INDEPENDENTES

Aos
Acionistas e Administradores da
Usina Termelétrica de Juiz de Fora S.A.
Juiz de Fora - MG

1. Examinamos o balanço patrimonial da USINA TERMELÉTRICA DE JUIZ DE FORA S.A., levantado em 31 de dezembro de 2002, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nosso exame foi conduzido de acordo com as normas brasileiras de auditoria e compreendeu: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e o sistema contábil e de controles internos da Sociedade; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração da Sociedade, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Usina Termelétrica de Juiz de Fora S.A., em 31 de dezembro de 2002, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

4. Conforme detalhado na nota explicativa 4 às demonstrações financeiras, em 31 de dezembro de 2002, a Sociedade tem registrado, no ativo circulante **e no realizável a longo prazo, contas a receber** no montante de R$ **2.858** mil e, no passivo circulante, valores a pagar no montante de R$**2.901** mil, ambos relativos às transações de venda e compra de energia realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, com base em cálculos preparados e divulgados pelo MAE, juntamente com estimativas internas preparadas pela Administração. Esses valores podem estar sujeitos a modificação dependendo de decisão de processos judiciais em andamento movidos por empresas do setor, relativos a interpretação das regras do mercado em vigor.

5. Conforme descrito na nota **1**, a Sociedade já tem contratada quase a totalidade de sua capacidade instalada de geração de energia elétrica a uma tarifa que, segundo estudos e projeções realizados pela Administração, permitirá a geração de lucros.

6. As demonstrações financeiras referentes ao exercício findo em 31 de dezembro de 2001, apresentadas para fins de comparação, foram examinadas por outros auditores independentes que emitiram parecer de auditoria em 27 de março de 2002, sem ressalvas e incluindo parágrafo de ênfase mencionando que os valores a receber relativos a energia comercializada no âmbito do MAE foram registrados com base em extratos fornecidos pelo ASMAE em 13 de março de 2002 e estavam sujeitos a ajustes decorrentes de novas determinações das autoridades reguladoras.

Rio de Janeiro, 24 de março de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/S-MG

Marcelo Cavalcanti Almeida
Contador
CRC – RJ 36.206 – 3/S-MG

USINA TERMELÉTRICA DE JUIZ DE FORA S/A

CNPJ (MF) Nº 04.166.097/0001-68

Balanços patrimoniais em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

Ativo	**2002**	**2001**
Circulante		
Disponibilidades	42	1,369
Aplicações no mercado aberto	20,414	-
Contas a receber - concessionárias	12,818	8,681
Impostos a recuperar	3,857	6,702
Despesas antecipadas e outros	13	-
	37,144	16,752
Realizável a longo prazo		
Contas a receber	1,151	-
Créditos tributários	18,873	-
Crédito a receber - gás combustível	8,930	-
Bens destinados a alienação	-	6,153
Impostos a recuperar	2,560	1,510
	31,514	7,663
Permanente		
Imobilizado	109,710	101,499
Diferido	811	549
	110,521	102,048
Total do Ativo	**179,179**	**126,463**

As notas explicativas são parte integrante das demonstrações financeiras

USINA TERMELÉTRICA DE JUIZ DE FORA S/A

CNPJ (MF) Nº 04.166.097/0001-68

Balanços patrimoniais em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

Passivo	**2002**	**2001**
Circulante		
Fornecedores	14,334	4,693
Empréstimos e financiamentos	3,590	-
Tributos e contribuições sociais	573	2,290
Outras	386	127
	18,883	7,110
Exigível a longo prazo		
Fornecedores	23,559	-
Empréstimos e financiamentos	133,503	-
Débitos com partes relacionadas	668	91,047
Impostos a recolher	2,368	2,528
	160,098	93,575
Patrimônio líquido e recursos destinados a futuro aumento de capital		
Capital social	25,500	25,500
Reservas de lucros	-	278
Prejuízos acumulados	(36,359)	-
	(10,859)	25,778
Recursos destinados a futuro aumento de capital	11,057	-
	198	25,778
Total do Passivo	**179,179**	**126,463**

As notas explicativas são parte integrante das demonstrações financeiras

USINA TERMELETRICA DE JUIZ DE FORA S/A
CNPJ (MF) Nº 04.166.097/0001-68
Demonstrações das origens e aplicações de recursos
para os exercícios findos em 31 de dezembro de 2002 e 2001
(Em milhares de reais)

	2002	2001
Origens de recursos		
Dos acionistas		
Aumento de capital	-	25,499
Adiantamento para futuro aumento de capital	11,057	85,821
	11,057	111,320
De Terceiros		
Financiamentos captados	95,301	-
Valor de venda de bens destinados a alienação	4,741	-
Contas com partes relacionadas	-	5,226
Parcelamento de longo prazo de impostos	-	2,528
	100,042	7,754
Total das origens	111,099	119,074
Aplicações de recursos		
(Lucro) prejuízo líquido do exercício	36,637	(365)
Receitas (despesas) que não afetam o capital circulante:		
Depreciação e amortização	(5,519)	(444)
Valor residual de ítens de ativo permanentes baixados	(525)	-
Perda na realização de bens destinados a alienação	(1,412)	-
Juros e variações monetárias de ítens de longo prazo	(38,332)	-
Imposto de renda e contribuição social diferidos	18,873	-
Outros	221	-
Total aplicado nas (oriundo das) operações	9,943	(809)
No imobilizado	13,965	101,900
No diferido	331	592
Bens destinados a alienação	-	6,153
Aumento do realizável a longo prazo	11,131	1,510
Redução do exigivel a longo prazo	67,110	-
Dividendos propostos	-	87
Total das aplicações	102,480	109,433
Aumento do capital circulante líquido	8,619	9,641
Demonstração da variação do capital circulante líquido		
Ativo circulante		
No início do exercício	16,752	1
No fim do exercício	37,144	16,752
	20,392	16,751
Passivo circulante		
No início do exercício	7,110	-
No fim do exercício	18,883	7,110
	11,773	7,110
Aumento do capital circulante líquido	8,619	9,641

As notas explicativas são parte integrante das demonstrações financeiras

USINA TERMELÉTRICA DE JUIZ DE FORA S/A

CNPJ (MF) Nº 04.166.097/0001-68

Demonstração do resultadc

para o exercício findo em 31 de dezembro de 2002 e para o período de um mês findo em 20(

(Em milhares de reais, exceto valores por ação)

	2002	2001
Receita operacional bruta		
Suprimento de energia elétrica	45,085	8,681
Outras	2,463	-
	47,548	8,681
Deduções à receita operacional		
Pis e cofins	1,773	317
Receita operacional líquida	**45,775**	**8,364**
Despesa operacional		
Pessoal	1,386	151
Material	181	14
Serviços de terceiros	2,409	102
Matéria prima adquirida (combustível)	27,738	2,790
Energia comprada para revenda	4,764	-
Transporte de potência elétrica	2,026	-
Depreciação e amortização	5,519	444
Outras despesas	1,349	281
	45,372	3,782
Resultado do serviço	**403**	**4,582**
Receita financeira	2,769	270
Despesa financeira	(5,482)	(45)
Encargos de dívidas	(51,788)	-
	(54,501)	225
Resultado operacional	**(54,098)**	**4,807**
Resultado não operacional	(1,412)	(3,155)
Lucro (prejuízo) antes da contribuição social e do imposto de renda	**(55,510)**	**1,652**
Imposto de renda e contribuição social	18,873	(1,287)
Lucro (prejuízo) líquido do exercício	**(36,637)**	**365**
Lucro (prejuízo) líquido por ação - R$	(1.437)	0.014

As notas explicativas são parte integrante das demonstrações financeiras

USINA TERMELÉTRICA DE JUIZ DE FORA S/A

CNPJ (MF) Nº 04.166.097/0001-68

Demonstrações das mutações do patrimônio líquido
para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

	Capital social	Reservas de lucros: Estatutária	Reservas de lucros: Legal	Prejuízos acumulados	Total
Saldos em 01 de janeiro de 2001	1	-	-	-	1
Aumento de capital por subscrição conforme AGE de 31 de dezembro de 2001	25,499	-	-	-	25,499
Lucro líquido do exercício	-	-	-	365	365
Proposta de destinação do lucro líquido do exercício:					
. Reserva legal	-	-	18	(18)	-
. Dividendos	-	-	-	(87)	(87)
. Reserva estatutária	-	260	-	(260)	-
Saldos em 31 de dezembro de 2001	25,500	260	18	-	25,778
Prejuízo líquido do exercício	-	-	-	(36,637)	(36,637)
Absorção de prejuízos	-	(260)	(18)	278	-
Saldos em 31 de dezembro de 2002	25,500	-	-	(36,359)	(10,859)

As notas explicativas são parte integrante das demonstrações financeiras

USINA TERMELÉTRICA DE JUIZ DE FORA S/A

CNPJ (MF) N.° 04.166.097/0001-68

Notas explicativas às demonstrações financeiras

para os exercícios findos em 31 de dezembro de 2002 e 2001

(Em milhares de reais)

1 Contexto operacional

A Usina Termelétrica de Juiz de Fora S.A. ("UTEJF" ou "Sociedade"), produtor independente de energia elétrica, através da combustão de gás natural, está localizada na cidade de Juiz de Fora no Estado de Minas Gerais. A Sociedade iniciou suas atividades comerciais ao final de novembro de 2001, sendo sua capacidade instalada de 84 MW. Desta forma, a Sociedade está apresentando a demonstração do resultado do exercício de 2001 contemplando somente 1 (um) mês de operações.

Devido aos preços da energia elétrica comercializada no âmbito do Mercado Atacadista de Energia Elétrica – MAE terem permanecido em um patamar muito baixo ao longo do exercício de 2002, a UTEJF optou por gerar e despachar energia elétrica apenas nos meses de janeiro e fevereiro, paralisando suas operações durante o restante do exercício. Para fazer face aos compromissos relativos ao contrato bilateral de fornecimento de energia, a UTEJF adquiriu no MAE a energia que deixou de ser gerada. A partir do exercício de 2003, a Sociedade já tem contratada com parte relacionada quase a totalidade de sua capacidade de geração de energia elétrica a uma tarifa que permitirá a cobertura dos custos de geração de energia e proporcionará a lucratividade para realização dos ativos existentes.

A Administração, baseada nas estimativas sobre os preços da energia praticados no MAE e projeções internas de resultado, espera que a UTEJF reinicie a produção de energia a partir de 2004. Consequentemen te, a UTEJF deverá continuar adquirindo a energia elétrica no âmbito do MAE, em 2003, para atender os compromissos relativos ao contrato bilateral.

2 Apresentação das demonstrações financeiras

As demonstrações financeiras foram elaboradas com base nas práticas contábeis emanadas da legislação societária brasileira e normas estabelecidas pela Agência Nacional de Energia Elétrica – ANEEL, preponderantemente o "Manual de Contabilidade de Serviço Público de Energia Elétrica", de aplicação compulsória a partir de 1° de janeiro de 2002.

3 Sumário das principais práticas contábeis

a) As receitas e despesas são reconhecidas no resultado do exercício pelo regime de competência;

b) As aplicações no mercado aberto estão representadas por aplicações em fundos de curto prazo e certificados de depósitos bancários que estão registrados pelos valores atualizados na data do balanço;

c) Contas a receber - concessionárias engloba a energia elétrica faturada através de contrato bilateral e a energia elétrica comercializada no âmbito do Mercado Atacadista de Energia – MAE;

d) O imposto de renda foi calculado à alíquota de 15% sobre o lucro tributável, acrescido de 10%. A contribuição social foi calculada a 9%. Os créditos tributários de imposto de renda e contribuição social diferidos em 31 de dezembro de 2002 foram constituídos sobre os prejuízos fiscais e base negativa existentes

(Em milhares de reais)

no encerramento do exercício e levam em consideração as regras de realização definidas pela instrução CVM nº 371/02;

e) O imobilizado está demonstrado pelo custo de aquisição e/ou valor de construção dos bens da Usina Termelétrica, deduzidos das depreciações calculadas pelo método linear com base nos prazos de vida útil estimada dos bens;

f) O diferido refere-se às despesas pré-operacionais e aquisição de softwares, que estão sendo amortizados pelo prazo de 10 e 5 anos respectivamente;

g) Os empréstimos e financiamentos estão atualizados pelas taxas contratuais na data de encerramento dos exercícios;

h) A preparação de demonstrações financeiras de acordo com as práticas contábeis adotadas no Brasil requer que a Administração da Sociedade se baseie em estimativas para o registro de certas transações que afetam os ativos e passivos, receitas e despesas, bem como a divulgação de informações sobre dados das suas demonstrações financeiras. Os resultados finais dessas transações e informações, quando de sua efetiva realização em períodos subseqüentes, podem diferir dessas estimativas;

i) Os demais ativos e passivos estão demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes rendimentos/encargos incorridos até a data do balanço.

4 Contas a receber - concessionárias

Descrição	2002	2001
Contrato bilateral	11.111	822
Créditos com Mercado Atacadista de Energia - MAE	395	7.859
Encargos de Serviço Sistema a receber	2.463	-
	13.969	8.681
Curto prazo	12.818	8.681
Longo prazo (*)	1.151	-

(*) Relativo à parte de Encargos de Serviço de Sistema, que estão sendo registrados como longo prazo, já que dependem de aprovação final do Operador Nacional do Sistema – ONS sobre a forma de liquidação.

Do saldo a receber do Mercado Atacadista de Energia – MAE em 31 de dezembro de 2001, R$7.281 juntamente com a energia despachada nos meses de janeiro e fevereiro de 2002 no montante de R$13.071, foram negociados com a CBEE (Comercializadora Brasileira de Energia Elétrica). Por conseguinte, os valores liquidados pelo MAE serão, integralmente, repassados a CBEE a medida do recebimento.

(Em milhares de reais)

Em 31 de dezembro de 2002, a Sociedade possui de créditos junto ao MAE no montante de R$2.858, sendo R$ 2.463 relativos a Encargos de Serviços de Sistema. Esse saldo, juntamente com os valores registrados no passivo circulante de R$2.901, foram apurados com base em cálculos preparados e divulgados pelo MAE em conjunto com estimativas internas preparadas pela Administração da Sociedade.

A liquidação financeira dos valores a receber e a pagar da UTEJF, inclusive aqueles créditos negociados com a CBEE, estava programada para 22 de novembro de 2002, mais foi postergada em razão de novo acordo realizado entre as empresas do setor e o Governo. De acordo com o estabelecido nesse novo acordo, 50% do saldo líquido a receber/a pagar deveriam ter a liquidação iniciada até o fim do exercício de 2002 e o saldo remanescente liquidado após a conclusão dos trabalhos de auditoria a ser contratada para as contas do MAE.

Composição dos valores negociados no MAE	**A receber**	**A pagar**	**Saldo**
Novembro/2001 a dezembro/2002:			
• Energia elétrica	20.747	(2.901)	17.846
• Parcela repassada a CBEE	(20.352)	-	(20.352)
• Encargos de serviço de sistema	2.463	-	2.463
Saldo em 31 de dezembro de 2002	2.858	(2.901)	(43)

OS valores da energia no curto prazo podem estar sujeitos a modificação dependendo de decisão dos processos judiciais em andamento, movidos por determinadas empresas do setor, relativos a interpretação das regras do mercado em vigor. Essas empresas, não incluídas na área do racionamento, obtiveram liminar que torna sem efeito o Despacho nº. 288 da ANEEL, de 16 de maio de 2002, que objetivou o esclarecimento às empresas do setor sobre o tratamento e a forma de aplicação de determinadas regras de contabilização do MAE, incluídas no Acordo Geral do Setor Elétrico. O pleito dessas empresas envolve a comercialização da cota-parte de Itaipu no submercado Sudeste/Centro-Oeste durante o período de racionamento de 2001 a 2002, quando havia discrepância significativa de preços na energia de curto prazo entre os submercados.

5 Impostos a recuperar

	2002	**2001**
.Imposto Sobre Circulação de Mercadorias e Serviços – ICMS	5.386	8.212
.Imposto de renda retido na fonte	293	-
.Imposto de renda e contribuição social	738	-
	6.417	8.212
.Parcela de curto prazo	3.857	6.702
.Parcela de longo prazo	2.560	1.510

Os créditos de ICMS são relativos às aquisições de gás combustível e ativo imobilizado. O Regulamento do

(Em milhares de reais)

ICMS/MG permite a transferência desses créditos para as concessionárias de energia elétrica situadas no território mineiro, na medida que os mesmos se tornem disponíveis.

6 Créditos tributários

A UTEJF reconheceu ao longo do exercício o crédito de imposto de renda e contribuição social, totalizando R$18.873, oriundo dos prejuízos incorridos em 2002. Esses prejuízos devem-se substancialmente ao fato de que cerca de 50% da capacidade instalada da Sociedade não ter sido contratada nesse exercício. Conforme mencionado na nota 1, a partir do exercício de 2003 a UTEJF já tem contratada quase a totalidade de sua produção, o que, segundo estudos e projeções da Administração da Sociedade, em conjunto com a entrada em operação do processo do ciclo de geração de energia combinado, no final de 2004, viabilizará a realização dos créditos fiscais constituídos.

A Administração da UTEJF, baseada nas projeções de resultados, que considera os aspectos acima mencionados, estima realizar os créditos tributários constituídos em 2002, como segue:

Período	Realização dos créditos fiscais
2005	4.460
2006	5.568
2007	4.922
2008	3.923
Total	18.873

7 Crédito a receber de gás combustível

Conforme detalhado na nota 13, o contrato de compra de gás combustível firmado com a Companhia de Gás de Minas Gerais – Gasmig, estabelece que o volume de 70% do montante contratado, consumido ou não, devem ser liquidados "take-or-pay", ficando a UTEJF com o direito de retirada desse gás durante o período de até 7 anos.

No exercício de 2002 foi adiantado o montante de R$8.930 equivalentes a 86.338 mil m3 de gás natural. Com base em projeções, a Sociedade estima consumir o volume do gás adiantado dentro do referido período prescricional do crédito.

8 Bens destinados à alienação

Durante o exercício de 2001, a Sociedade adquiriu um gerador de energia elétrica pelo montante de R$6.153. Posteriormente, a Administração reavaliou a estrutura de geração de energia e decidiu não mais utilizar o referido equipamento. Como conseqüência, em 31 de dezembro de 2001, a UTEJF transferiu o bem do ativo imobilizado para o realizável a longo prazo para fins de alienação.

No exercício de 2002, a UTEJF alienou o referido gerador de energia elétrica, tendo incorrido nessa operação

(Em milhares de reais)

em um prejuízo de R$1.412, contabilizado na rubrica "resultado não operacional".

9 Imobilizado

	Taxa anual de depreciação (%)	2002	2001
Em serviço:			
Produção			
Usinas	2,5 a 10	112.190	97.564
Sistema de Transmissão Conexão	2,5 a 10	2.628	2.037
		114.818	99.601
Depreciação acumulada:			
Usinas		(5.791)	(397)
Sistema de Transmissão Conexão		(60)	(4)
		(5.851)	(401)
Em curso:			
Produção			
Usinas		743	2.284
Sistema de Transmissão Conexão		-	15
		743	2.299
		109.710	**101.499**

10 Diferido

	2002	2001
Despesas Pré-operacionais	549	549
Softwares	331	-
	880	549
Amortização acumulada:		
Despesas Pré-operacionais	(55)	-
Softwares	(14)	-
	(69)	-
	811	**549**

11 Parcelamento de impostos

	2002	2001
Imposto de Circulação de Mercadorias e Serviços - ICMS	2.747	2.997
Parcela de curto prazo (Tributos e contribuições sociais)	379	469

(Em milhares de reais)

Parcela de longo prazo (Impostos a recolher)	2.368	2.528
Encargos	TJLP	TJLP
Número de parcelas a pagar	87	99

Durante o exercício de 2001, a UTEJF parcelou em 100 meses o débito fiscal de ICMS relativo à importação de equipamentos.

12 Empréstimos e financiamentos

	2002
Em moeda nacional, com juros de 4,5% a.a. e atualização monetária com base na variação da TJLP (BNDES)	19.275
Em moeda nacional, com juros com base na variação da UMBND (BNDES)	117.818
	137.093
Parcela de curto prazo	3.590
Parcela de longo prazo	133.503

17 Instrumentos financeiros

Os valores contábeis dos instrumentos financeiros ativos e passivos encontram-se registrados nas contas patrimoniais por valores compatíveis com os praticados pelo mercado. A UTEJF não opera com derivativos ou quaisquer outros ativos de risco.

18 Cobertura de seguros

Os valores segurados são determinados e contratados em bases técnicas e suficientes para cobertura de eventuais perdas decorrentes de sinistros com bens do ativo permanente.

ZOUPING PEAK CHP CO., LTD.

INDEPENDENT AUDITORS' REPORT AND
FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2002 AND 2001 (PREPARED UNDER
ACCOUNTING STANDARDS GENERALLY ACCEPTED
IN THE UNITED STATES OF AMERICA)

ZOUPING PEAK CHP CO., LTD.
INDEX TO FINANCIAL STATEMENTS

Contents | Page(s)

德勤华永会计师事务所

Deloitte Touche Tohmatsu
Certified Public Accountants
30/F Bund Center
222 Yan An Road East
Shanghai 200002, PRC

中国上海市延安路 222 号
外滩中心 30 楼
邮编:200002

Beijing Branch
Deloitte Tower, 11th Floor
Sun Dong An Plaza, 138 Wangfujing Dajie
Beijing 100006, PRC
Tel: 86 (10) 6528 1599
Fax: 86 (10) 6528 1571

北京分所
中国北京王府井大街 138 号
新东安 德勤大楼十一层
邮政编码：100006
电话：86 (10) 6528 1599
传真：86 (10) 6528 1598

Deloitte Touche Tohmatsu

R 03-046

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Owners of ZOUPING PEAK CHP CO., LTD.

We have audited the accompanying balance sheets of Zouping Peak CHP Co., Ltd. ("the Company") as of December 31, 2002 and 2001, and the related statements of income, owners' equity, and cash flows for the year ended December 31, 2002 and for the period from June 21, 2001 to December 31, 2001 (expressed in Renminbi). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002 and for the period from June 21, 2001 to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Certified Public Accountant Ltd.
Beijing, China
January 6, 2003

ZOUPING PEAK CHP CO., LTD.
BALANCE SHEETS
DECEMBER 31, 2002 and 2001

	December 31	
	2002	2001
	RMB	RMB
ASSETS		
Current assets:		
Cash and cash equivalents	26,668,395	30,199,517
Restrict cash	-	20,040,198
Loan receivable from a related party	1,000,000	-
Accounts receivable	258,991	-
Amounts due from related parties	18,412,863	15,521,186
Other receivables	621,559	3,434,690
Inventories	7,000,482	5,310,305
Total current assets	53,962,290	74,505,896
Property, plant and equipment, net	208,866,829	205,824,879
TOTAL ASSETS	262,829,119	280,330,775
LIABILITIES AND OWNERS' EQUITY		
Current liabilities:		
Short-term borrowings	30,000,000	30,000,000
Current maturities of long-term debt	20,000,000	-
Accounts payable	361,942	9,570,592
Amounts due to related parties	47,261,385	83,241,683
Accrued expenses and other current liabilities	5,081,857	2,421,008
Income taxes payable	-	661,916
Total current liabilities	102,705,184	125,895,199
Long-term liabilities:		
Long-term borrowings	-	20,000,000
Total liabilities	102,705,184	145,895,199
Owners' equity:		
Registered capital	133,800,000	133,800,000
Retained earnings	26,323,935	635,576
Total owners' equity	160,123,935	134,435,576
TOTAL LIABILITIES AND OWNERS' EQUITY	262,829,119	280,330,775

See notes to financial statements.

ZOUPING PEAK CHP CO., LTD.
STATEMENTS OF INCOME

	Year ended December 31, 2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
Operating revenues:		
- Electricity	117,922,583	34,528,584
- Steam	16,221,609	3,436,512
- Other income	154,964	100,373
	134,299,156	38,065,469
Cost of operations:		
Fuel	(68,695,701)	(23,123,464)
Staff costs	(3,134,322)	(157,284)
Management fee	-	(2,917,270)
Depreciation and amortization	(10,936,032)	(3,138,619)
Other operating expenses	(15,301,405)	(4,990,621)
	(98,067,460)	(34,327,258)
Income from operations	36,231,696	3,738,211
Interest income	192,644	201,907
Interest expense - banks	(3,595,225)	(2,025,705)
- related parties	(5,585,709)	(426,871)
Income before income taxes	27,243,406	1,487,542
Income taxes credit (expense)	426,947	(851,966)
Net income	27,670,353	635,576

See notes to financial statements.

ZOUPING PEAK CHP CO., LTD.
STATEMENTS OF OWNERS' EQUITY

	Registered capital	Retained earnings	Total
	RMB	RMB	RMB
Capital contribution	133,800,000	-	133,800,000
Net income for the period	-	635,576	635,576
Balance at December 31, 2001	133,800,000	635,576	134,435,576
Net income for the year	-	27,670,353	27,670,353
Appropriations	-	(1,981,994)	(1,981,994)
Balance at December 31, 2002	133,800,000	26,323,935	160,123,935

See notes to financial statements.

ZOUPING PEAK CHP CO., LTD.
STATEMENTS OF CASH FLOWS

	Year ended December 31, 2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
Cash flows from operating activities:		
Net income	27,670,353	635,576
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	10,965,740	3,138,620
Gain on disposal of plant and equipment	(13,203)	49,400
Changes in operating assets and liabilities:		
Accounts receivable	(258,991)	-
Amounts receivable from related parties	(2,891,677)	(15,521,186)
Other receivables	2,813,131	(3,434,690)
Inventories	(1,690,177)	(5,310,305)
Accounts payable	(9,208,650)	9,570,592
Amounts due to related parties	(61,264,381)	3,587,855
Accrued expenses and other current liabilities	1,998,933	3,509,794
Net cash used in operating activities	(59,549,275)	(4,409,920)
Cash flows from investing activities:		
Purchase of property, plant and equipment	(14,638,163)	(107,365,720)
Proceeds on disposal of property, plant and equipment	643,676	212,822
Increase in other assets	(1,000,000)	-
Net cash used in investing activities	(14,994,487)	(107,152,898)
Cash flows from financing activities:		
Short-term borrowings raised from related parties	45,044,322	17,506,957
Short-term borrowings repaid to related parties	(19,760,239)	-
Short-term borrowings raised from bank	60,000,000	100,660,000
Short-term borrowings repaid to bank	(60,000,000)	(70,660,000)
Capital contribution	-	93,660,000
Proceeds from long-term debt	-	20,000,000
Decrease in restricted cash	20,040,198	(20,040,198)
Dividends paid	(1,981,994)	-
Net cash provided by financing activities	43,342,287	141,126,759
Net decrease in cash and cash equivalents	(3,531,122)	30,199,517
Cash and cash equivalents, beginning of year	30,199,517	-
Cash and cash equivalents, end of year	26,668,395	30,199,517
Supplemental disclosure of cash flow information:		
Interest paid	(9,180,934)	(1,847,542)
Income taxes paid	(234,971)	(190,050)
Non-cash investing activities	-	40,140,000

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Principal Activities

Zouping Peak CHP Co., Ltd. (the "Company") is a Sino-foreign co-operation joint venture established in the People's Republic of China ("PRC") with its principal place of business at Zouping, Shandong Province, PRC. In May 2001, the Company received approval from the Shandong Province Government as a company with foreign investment in the PRC. The operating period of the Company is twenty years commencing on June 21, 2001 and expiring on June 20, 2021. The principal activities of the company are the generation and sale of electricity and steam. The Company commenced commercial operations on July 27, 2001.

The Company was established for the sole purpose of owning and operating a heat and power plant with two 25 megawatt electricity generators and three 130 tons per hour steam boilers in Zouping, Shandong province, PRC.

The ultimate holding company is Peak Pacific Investment Co., Ltd. ("PPIC") incorporated in Singapore.

The Company's financial statements are presented in RMB since that is the currency in which the majority of the Company's transactions are denominated.

Summary of Significant Accounting Policies

The principal accounting policies, which have been adopted in preparing these financial statements and which conform to the accounting principles generally accepted in the United States of America ("US GAAP") are as follows:

Basis of Preparation - These financial statements of the Company are prepared in accordance with US GAAP. This basis of accounting differs from that used in the statutory financial statements of the Company which are prepared in accordance with the accounting principles and relevant financial regulations applicable to enterprises with foreign investment as established by the PRC Ministry of Finance (collectively referred to as "PRC GAAP").

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and cash equivalents - The Company considers all highly liquid debt instruments with maturities of three months or less at the date of purchase to be cash equivalents. The Company's cash equivalents are maintained with high quality credit institutions and their recorded cost approximates their fair market value.

Inventories - Inventories of fuel and spare parts are stated at the lower of cost, determined principally by the weighted average method, or market. Cost includes the purchase price of inventories, transportation, insurance expense, and other related expenses.

Property, plant and equipment - Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives as follows:

Land use rights	20 years
Buildings	20 years
Machinery	20 years
Furniture and office equipment	5 years
Transportation equipment	3 years

No depreciation is provided for construction in progress.

Long-lived assets - The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. An impairment loss, measured based on the fair value of the asset, is recognized if expected future undiscounted cash flows are less than the carrying amount of the assets. No impairment charge was recorded in 2002.

Revenue recognition - Revenue represents the invoiced amounts, excluding value-added tax ("VAT") and net of sales discounts, for electricity and steam generated and transmitted to the local power bureau and Shandong Xiwang Group, respectively.

Revenue from the sale of electricity and steam are recognized upon transmission of electricity and steam to the electric and steam delivery points stipulated in the Power Purchase Agreement ("PPA") and Steam Purchase Agreement ("SPA"), respectively. The electricity and steam supplied will be charged at rates calculated in accordance with the formula stipulated in the PPA and SPA, respectively. The current tariff and steam rates charged for the year were RMB 0.35 per kilowatt hour and RMB65 per ton, respectively, (inclusive of VAT). These rates have been approved by the local pricing bureau.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Interest income earned from deposits placed with banks is recognized on a straight-line basis.

Income taxes - Income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

Foreign currency translation - The financial statements of the Company are presented in RMB, as it is the functional currency of the Company. Transactions in foreign currencies are translated at rates of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are retranslated at rates ruling at the balance sheet date. Exchange differences are recognized in the statement of income.

The functional currency of the Company is the local currency.

Recently issued accounting standards - In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for Impairment of Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company does not expect the adoption of SFAS No. 144, effective January 1, 2002, will have a material impact on its financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issue Task Force Issue ("EITF") No. 94-3. The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Financial risks management objective and policies

(i) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a loss to the Company. The Company has adopted the policy of only dealing with creditworthy counterparts and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial losses from defaults. The Company measures credit risk on a fair value basis.

The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(ii) Business risk

The Company's operations are conducted in PRC and accordingly is subject to special considerations and significant risks relating to the energy industry in China. These include risks associated with, among others, the political, economic and legal environment.

(iii) Economic risk

The Company's operations may be adversely affected by significant political, economic and social uncertainties in PRC. Although the PRC government has been pursuing economic reform policies for the past years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered.

(iv) Foreign exchange risk

The Company's liabilities denominated in foreign currency are exposed to currency translation risk as the primary source of income of the Company is in RMB.

(v) Interest rate risk

The Company's primary interest rate risk relates to interest bearing debt. The Company primarily raises loans based on expectations to future interest rate trend. As at the balance sheet date, the average term to maturity of the Company's loans was approximately 12 months and 6% of the interest bearing debt had fixed interest rate terms.

(vi) Liquidity risk

It is the Company's policy for the raising of capital and the placing of surplus fund to be managed centrally. The Company has targets for available funds in the form of surplus liquidity and irrevocable credit facilities, which are always to be available to the Company at any given time.

(vii) Fair value of financial assets and financial liabilities

The carrying amount of financial assets and financial liabilities reported in the balance sheet approximate the fair value of those assets and liabilities.

2. LOAN RECEIVABLE FROM RELATED PARTIES

On November 1, 2002, the Company signed a Loan Entrust Agreement with the Construction Bank of China, to lend RMB1 million to Zouping County Power and Heat Factory Pre-operating Office, an affiliate of the Foreign partner, at an annual interest rate of 6.903%. This loan will be due after twelve months from the date of the loan agreement.

3. INVENTORIES

	Year ended December 31, 2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
Fuel	6,268,000	4,719,974
Spare parts and consumables	732,482	590,331
	7,000,482	5,310,305

4. PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
Land use rights	12,444,800	12,444,800
Buildings	47,036,464	43,516,776
Machinery	159,415,951	148,533,926
Furniture and office equipment	678,182	446,084
Transportation equipment	1,300,095	888,496
	220,875,492	205,830,082
Less: accumulated depreciation and amortization	(14,074,652)	(3,138,620)
Construction in progress	2,065,989	3,133,417
Property, plant and equipment, net	208,866,829	205,824,879

5. SHORT-TERM BORROWINGS

At December 2002 and 2001, the Company had RMB30,000,000 available in lines of credit and revolving credit agreements. The lines of credit and revolving credit agreements are secured by buildings and equipment. The agreements provide for interest rates from 6.1596% to 6.786% and are renewable on an annual basis. The amount outstanding at December 31, 2002 and 2001 was RMB30,000,000 and RMB30,000,000, respectively.

6. LONG-TERM DEBT

Long-term debt consisted of the following:

	Year ended December 31, 2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
Working capital loan facility, denominated and repayable in RMB	20,000,000	20,000,000
Less: current maturities of long-term debt	(20,000,000)	-
	-	20,000,000

Long-term debt bears interest at 6.89% per annum, which is collateralized by buildings with a net book value of approximately RMB37 million as of December 31, 2002. The current portion of this debt is due in December 2003.

7. REGISTERED CAPITAL

The registered capital of the Company, which has been fully paid up, is as follows as of December 31, 2002 and 2001:

Investors' name	December 31, 2002 and 2001		
	USD	RMB Equivalent	%
ZEPX	-	40,140,000	30
ZPPL	11,315,750	93,660,000	70
	11,315,750	133,800,000	100

The capital contributed in USD by ZPPL was translated into RMB at the exchange rate prevailing on the date of the capital contribution. The capital contribution from ZEPX was represented by the contribution of property, plant and equipment, including land use rights, which has been treated as a non-cash transaction in the cash flow statement.

8. INCOME TAXES

In accordance with the Income Tax Law of the PRC for Enterprise with Foreign Investments and Foreign Enterprises, the Company is entitled to full exemption from Foreign Enterprise Income Tax ("FEIT") for the first two years and a 50% reduction for the next three years, commencing from the first profit-making year after offsetting all tax losses carried forward from the previous five years. The Company has obtained approval from the state tax authority for this tax preferential treatment effective April 11, 2002.

In accordance with a circular issued by the State Council, effective January 1, 1999, foreign investment enterprises throughout the PRC in the fields of energy, may pay FEIT at the rate of 15% subject to approval from the State Administration for Taxation. The Company has obtained approval from the state tax authority for this tax preferential treatment effective from May 8, 2002.

In accordance with a circular issued by the government of Shandong Province, the Company is fully exempted from local income tax starting from the first profit-making year.

The charge for current tax is based on the results as reported in the financial statements prepared under PRC GAAP for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted at the balance sheet date.

The Company's first profitable year was 2001. However, it obtained permission from the local tax bureau to defer the tax holiday period to commence in 2002. During the period ended December 31, 2001, the Company provided for taxation at the full tax rate because it had not obtained the approval from the state tax authority. In the current year, the Company is entitled to pay FEIT at the preferential tax rate of 15%. The state tax bureau refunded the excess tax amount paid in 2001, which is shown as tax credit for current year.

Deferred taxation is provided under the balance sheet liability method in respect of significant temporary differences arising from differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets are recognized when their realization is considered to be probable.

The differences between income before income tax at the statutory rate and the income tax provision for the year ended December 31, 2002 principally relate to the effects of the tax holiday and the changes in the valuation allowance:

8. INCOME TAXES - Continued

Deferred income tax assets are as following:

	2002	2001
	RMB	RMB
Deferred tax asset (liability)		
Pre-operating expenses	135,000	240,000
Property, plant and equipment	359,191	(355,516)
Total deferred tax assets	494,191	115,516
Valuation allowance	(494,191)	(115,516)
Net deferred tax assets	-	-

9. APPROPRIATIONS

According to a board resolution dated March 26, 2002, the Company distributed dividends of RMB1,387,396 and RMB594,598 to ZPPL and ZEPX, respectively.

10. RELATED PARTY TRANSACTIONS

(1) Related companies include the following:

Name of the related companies	Relationship with the Company
ZEPX	Chinese investor in the Company
ZPPL	Foreign investor in the Company
PPIC	Shareholder of ZPPL
Peak Pacific Investment Company (L) Bhd ("PPIC (Labuan)")	Subsidiary of PPIC
Zouping Power Group Company ("ZPGC")	Shareholder of ZEPX
Shandong Xiwang Group ("SXG")	Shareholder of ZEPX
Henan Anfeng Electric Power Co.,Ltd. ("HNAF")	Subsidiary of PPIC
Henan Yongfeng Electric Power Co., Ltd. ("HNYF")	Subsidiary of PPIC

10. RELATED PARTY TRANSACTIONS - Continued

(2) Details of receivables from and payables to related companies as of December 31, 2002 and 2001 is as follows:

(a) Amounts due from related companies, which are non-interest bearing, unsecured and repayable on demand are composed of the following:

	2002	2001
	RMB	RMB
ZPGC	15,839,978	13,410,768
SXG	2,572,885	2,110,418
	18,412,863	15,521,186

(b) Amounts due to related companies, which are non-interest bearing, unsecured and repayable on demand are composed of the following:

	2002	2001
	RMB	RMB
ZPPL	3,677,585	3,002,585
ZEPX (i)	-	62,586,250
PPIC (Labuan) (ii)	43,583,800	17,652,848
	47,261,385	83,241,683

(i) Included in amounts due to ZEPX is RMB61,720,000 payable for the purchase of property, plant and equipment, of which RMB26,760,000 was due in November 2001 and bears interest at 9% per annum commencing from November 2001. The interest paid to ZEPX for the year ended December 31, 2002 and 2001 was RMB3,024,590 and RMB280,980, respectively. The Company settled the outstanding balance before the end of 2002.

(ii) The balance represents a loan bearing interest at 9% per annum, which is due within 12 months.

10. RELATED PARTY TRANSACTIONS - Continued

(3) Details of sales to and purchases from related companies are as follows:

	Year ended December 31, 2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
Sales of electricity to ZPGC	117,922,583	34,528,584
Sales of steam to SXG	15,394,988	3,436,512
	133,317,571	37,965,096

	Year ended December 31, 2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
Purchase of property,plant and equipment from ZEPX	-	168,423,750
Purchase of inventory from ZEPX	-	1,436,250
	-	169,860,000

(4) In addition to sales and purchases, the Company entered into the following significant related party transactions:

(a) Training fee

	Year ended December 31, 2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
PPIC	750,000	-

In September, 2002, the Company signed an Employee Training Contract with PPIC under which PPIC provided training to the Company's employees for a period of one year from September 2002.

10. RELATED PARTY TRANSACTIONS - Continued

(4) In addition to sales and purchases, the Company entered into the following significant related party transactions: - Continued

(b) Financing

Interest paid to related parties for the year ended December 31, 2002 and 2001 was RMB2,561,119 and RMB 145,891, respectively.

In 2001, PPIC (Labuan) provided a working capital loan facility amounting to USD7.55 million to the Company. The facility expired on December 3, 2002. During the year 2001, the Company had drawn down an amount of USD5,440,000 (equivalent to RMB45,044,322) and repaid USD2,387,082 (equivalent to RMB19,760,239).

According to the loan agreement signed between PPIC (Labuan) and the Company, the repayment deadline should be 12 months after the first drawing date, which is December 3, 2002. As of the end of December 31, 2002, the overdue loan balance is RMB42,791,040.

(c) Reimbursement of pre-operating expenses

	Year ended December 31, 2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
ZPPL	-	3,000,000

(d) Management fee

	Year ended December 31,2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
ZEPX	-	2,917,270

On July 26, 2001, the Company signed an Employee Temporary Transfer Agreement with ZEPX under which ZEPX provided its employees to operate the plant for a fixed monthly fee of RMB585,270. The contract expired on December 31, 2001.

11. COMMITMENT AND CONTINGENCIES

(1) Guarantees provided to related parties

The Company provided guarantees in respect of bank facilities utilized by HNAF and HNYF, amounting to RMB60,000,000 in total.

(2) Capital commitments

	Year ended December 31, 2002	Period from June 21, 2001 to December 31, 2001
	RMB	RMB
Commitments for the acquisition of property, plant and equipment:	2,006,600	-

12. RETIREMENT BENEFITS

Eligible employees of the Company who are citizens of the PRC are entitled to retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed benefits plan. The PRC government is responsible for the benefit liability to these retired employees. The Company is required to make contributions to the state retirement plan at 20% of their average monthly salaries.

The aggregate amounts expensed by the Company in respect of the above plan amounted to RMB537,120 and nil for the year ended December 31, 2002 and 2001, respectively.

* * * * * * *